As filed with the Securities and Exchange Commission on May 2, 2022

Registration Statement No. 333-260701

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 3 to FORM F-4

Registration Statement

Under

the Securities Act of 1933

INTER & CO, INC.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands	6029	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Av Barbacena, 1.219, 22nd Floor

Belo Horizonte, Brazil, ZIP Code 30 190-131
Telephone: +55 (31) 2138-7978

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global, Inc.

122 East 42nd Street, 18th floor
New York, NY, 10168

United States
Telephone: +1 212 947 7239

(Name, address, including zip code, and telephone number, including area code, of agent of service)

Copies to:

Francesca L. Odell
Jonathan Mendes de Oliveira

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza

New York, New York 10006
(212) 225-2530

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company	☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

On April 15, 2022, Inter & Co, Inc. filed a post-effective amendment no. 1 to the Registration Statement on Form F-4 No. 333-260701 (which was declared effective on November 24, 2021) to (i) inform the shareholders of Banco Inter S.A., or Banco Inter, of a new shareholders’ meeting of Banco Inter to vote on a revised proposal for the corporate reorganization of Banco Inter, or the Proposed Transaction, and (ii) include a new form of prospectus related to the issuance of class A common shares of Inter & Co Inc. (previously known as Inter Platform, Inc.), or Inter & Co Class A Common Shares, which will be offered to shareholders of Banco Inter pursuant to the Proposed Transaction.

On April 28, 2022, Inter & Co Inc. filed a post-effective amendment no. 2 to the Registration Statement on Form F-4 No. 333-260701 to (i) reflect an amendment to the Articles of Association providing for certain tag along rights of holders of Inter & Co Class A Common Shares with certain tag along rights in connection with certain events of change in control, (ii) reflect the execution of the commitment letter for the Cash Redemption Financing, (iii) fill in the relevant dates of the shareholders’ meeting and (iv) make other minor adjustments.

On April 29, 2022, Banco Inter and HoldFin amended the merger of shares protocol to: (i) permit holders of Banco Inter preferred shares to exercise withdrawal rights in connection with the Proposed Transaction (this right was originally granted only to holders of Banco Inter common shares) and (ii) change the record date of the withdrawal rights from May 24, 2021 to April 14, 2022. This post-effective amendment no. 3 to the Registration Statement on Form F-4 No. 333-260701 is being filed for the sole purpose of (a) reflecting this amendment to the merger of shares protocol and (b) including XBRL tagging. This post-effective amendment no. 3 does not have any impact on the number of shares registered hereunder or on the estimated number of shares to be issued upon completion of the Proposed Transaction.

Information contained in this preliminary prospectus is subject to completion and may be changed. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shallthere be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SUBJECT TO AMENDMENT AND COMPLETION — DATED MAY 2, 2022

PRELIMINARY PROSPECTUS

TRANSACTION PROPOSED

Dear Banco Inter Shareholder:

This prospectus relates to the class A common shares of Inter & Co, Inc., or Inter & Co Class A Common Shares, a Cayman Islands exempted company with limited liability (previously known as Inter Platform, Inc.), or Inter & Co, including Inter & Co Class A Common Shares in the form of Brazilian Depositary Receipts, or Inter & Co BDRs, to be issued to shareholders of Banco Inter S.A., a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil, or Banco Inter, pursuant to the terms of the Proposed Transaction (as defined below) and subject to the satisfaction of certain conditions described in this prospectus. References to “Inter” refer to Inter & Co and its consolidated subsidiaries (including Banco Inter), unless the context otherwise requires or otherwise indicated.

The Proposed Transaction consists of a corporate reorganization of Inter with the purpose of listing on Nasdaq Class A Common Shares that ultimately represent equity of Inter. Currently, Inter & Co is the vehicle through which the controlling shareholder (and some of his family members) and another founding shareholder of Banco Inter indirectly hold their interest in Banco Inter. Following the completion of the Proposed Transaction, (i) Banco Inter will become an indirectly wholly owned subsidiary of Inter & Co, and (ii) Banco Inter Shareholders (as defined below) will receive Inter & Co BDRs, which will be listed on the São Paulo Stock Exchange, B3 S.A. — Brasil, Bolsa, Balcão, or B3, and each Inter & Co BDR will represent one Inter & Co Class A Common Share, which will be listed on Nasdaq. As an alternative to receiving Inter & Co BDRs, Eligible Shareholders (as defined below) may opt to receive Cash Redeemable Shares (as defined below), which will be immediately redeemed for cash, based on the Cash Redemption Price (as defined below), subject to proration. The number of Cash Redeemable Shares to be issued to each Eligible Shareholder that elects to receive Cash Redeemable Shares will be prorated as necessary to ensure that the aggregate amount of cash payable to Eligible Shareholders is no greater than R$1,131,189,054.60 (not including the adjustment by the DI Rate from the date of the Banco Inter General Meeting to the Closing Date, to redeem each Cash Redeemable Share), or the Cash Redemption Threshold, and the difference in value will be delivered to such Eligible Shareholder in the form of Class A Redeemable Shares (as defined below). Eligible Shareholders is defined in the section “Certain Defined Terms — Eligible Shareholders.” As used in this prospectus, to validly elect to receive Cash Redeemable Shares means that a Banco Inter Shareholder that is an Eligible Shareholder has timely elected to receive Cash Redeemable Shares in exchange for Banco Inter Shares it owned on the Cash Redemption Record Date and held through the end of the Cash Election Period.

The purpose of the Proposed Transaction is to create a corporate structure that allows us to implement our growth strategy, while permitting Banco Inter to comply with regulatory restrictions imposed by the Brazilian Central Bank, or Central Bank. Under Central Bank regulations, a Brazilian financial institution is required to have a defined controlling shareholder or control group. Our controlling shareholder currently holds 53.1% of the voting capital of Banco Inter through the ownership of voting common shares of Banco Inter, or Banco Inter Common Shares. Our controlling shareholder also holds 8.9% of the non-voting preferred shares of Banco Inter, or Banco Inter Preferred Shares, for an aggregate ownership of 31.1% of Banco Inter’s share capital. Banco Inter Preferred Shares are permitted to vote in certain limited circumstances pursuant to the B3 Nível 2 listing rules. As Brazilian corporate law does not permit the issuance of nonvoting preferred shares in excess of 50% of the total capital of a Brazilian corporation, Banco Inter’s ability to raise additional equity to fund its growth strategy without resulting in a dilution of our controlling shareholder below 50% of Banco Inter voting capital is limited. For this reason, upon completion of the Proposed Transaction, our controlling shareholder will control Inter & Co and Banco Inter through the ownership of Inter & Co Class B Shares, which have 10 votes per share. This structure will permit us to raise additional capital in the form of equity in the future to implement our growth strategy, while preserving the control of our controlling shareholder.

Except for the adjustments described in “Differences between the Proposed Transaction and the transaction submitted for approval at the November 25 Meeting,” the Proposed Transaction is substantially similar to the transaction submitted for approval of Banco Inter Shareholders at the shareholders’ meeting held on November 25, 2021, or the November 25 Meeting, which was not consummated because one of the conditions precedent was not satisfied. All references to the Proposed Transaction in this prospectus are to the transaction as proposed herein, and not to the initial version of the transaction approved at the November 25 Meeting.

Banco Inter Shareholders currently hold Banco Inter Common Shares, Banco Inter Preferred Shares and units representing one Banco Inter Common Share and two Banco Inter Preferred Shares, or Banco Inter Units, and together with Banco Inter Common Shares and Banco Inter Preferred Shares, the Banco Inter Shares. Each of these classes of Banco Inter Shares is listed on B3. The controlling shareholder of Banco Inter (and some of his family members) and another founding shareholder of Banco Inter currently hold their interests in Banco Inter through Inter & Co and Inter Holding Financeira S.A., a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil and wholly owned by Inter & Co, or HoldFin.

The transaction proposed will consist of the two steps below, collectively, the Proposed Transaction, which are expected to be concluded substantially at the same time on the closing date, or Closing Date:

●	Merger of Shares. Subject to the approval at the Banco Inter General Meeting, the merger of shares will be implemented through an incorporação de ações under the Brazilian Corporation Law, or Merger of Shares. Pursuant to the Merger of Shares, each Banco Inter Share issued and outstanding immediately prior to the completion of the Proposed Transaction will be automatically contributed for their book value into HoldFin in exchange for a certain number of newly issued mandatorily redeemable preferred shares of HoldFin, determined pursuant to the Exchange Ratios (as defined herein), and Banco Inter will become a wholly owned subsidiary of HoldFin. Each Banco Inter Shareholder will receive HoldFin shares that are mandatorily redeemable for Inter & Co BDRs, or Class A Redeemable Shares, unless such Banco Inter Shareholder has elected to receive HoldFin shares that are mandatorily redeemable for cash, or Cash Redeemable Shares. The right to receive Cash Redeemable Shares is only available to Eligible Shareholders and is subject to proration as described in “Certain Defined Terms — Exchange Ratios.” The Class A Redeemable Shares together with the Cash Redeemable Shares will hereinafter be referred to as the “HoldFin Redeemable Shares.”
●	Redemption. Immediately after the Merger of Shares, HoldFin will redeem (i) all of its Class A Redeemable Shares and deliver to each holder thereof one Inter & Co BDR (which may be cancelled immediately thereafter, if such holder wants to receive the underlying Inter & Co Class A Common Shares) and (ii) all of its Cash Redeemable Shares and pay the applicable cash consideration to each holder thereof.

Banco Inter Shareholders have the opportunity to vote on the Proposed Transaction at an extraordinary general meeting of Banco Inter scheduled for May 12, 2022, or Banco Inter General Meeting. The Banco Inter General Meeting will be cancelled or postponed and will not occur if Inter & Co post-effective amendment to the Registration Statement on Form F-4 is not declared effective prior to the date of the meeting. In order to approve the Merger of Shares, holders of at least the majority of the outstanding Banco Inter Common Shares and Banco Inter Preferred Shares (including holders through Banco Inter Units, but not including the Banco Inter Shares held by our controlling shareholder or their related parties, or by directors or officers of Banco Inter), voting together, must vote in favor of the Proposed Transaction. The completion of the Proposed Transaction is subject to the satisfaction of certain conditions, as further described below.

The Exchange Ratios are defined in section “Certain Defined Terms — Exchange Ratios.” The Exchange Ratios have been established so that each Banco Inter Shareholder (except those that receive Cash Redeemable Shares) receives, upon completion of the Proposed Transaction, one Inter & Co BDR for any combination of six Banco Inter Common Shares or Banco Inter Preferred Shares that it holds (including Banco Inter Shares held as Banco Inter Units). This will result in each Banco Inter Shareholder receiving the same percentage of outstanding shares of Inter & Co as such Banco Inter Shareholder had of the total outstanding shares of Banco Inter immediately before completion of the Proposed Transaction, except for the effect of the cash redemption of the Cash Redeemable Shares (and any equity issuance for payment of such cash redemption) and the exercise of Withdrawal Rights.

In connection with the Proposed Transaction, HoldFin may be required to withhold Brazilian capital gain taxes due by certain non-Brazilian Banco Inter Shareholders that hold their investment under the special tax regime of CMN Resolution No. 4,373/2014, or 4,373 Holders. In order to determine whether any withholding will be required, each 4,373 Holder must report, through its Brazilian custodian or broker dealer, certain information relating to such 4,373 Holder’s historical cost and tax domiciliation. Such information must be provided after the Banco Inter General Meeting, in accordance with the procedures that we will publicly announced prior to the date of the Banco Inter General Meeting. If HoldFin determines based on such information that withholding will be required, or if such 4,373 Holder fails to provide such information, HoldFin has the right, at its sole discretion, to: (a) deduct any amount required to be withheld by HoldFin from the Cash Redemption Price payable to such 4,373 Holder, and (b) convert a portion of the Banco Inter Shares held by such 4,373 Holder into Cash Redeemable Shares, with respect to a 4,373 Holder that elects to receive Inter & Co BDRs, in an amount sufficient to generate a cash redemption payment sufficient to cover any required tax withholding, and HoldFin will retain such amount. See “Material Tax Considerations — Material Brazilian Tax Considerations.”

Following the Closing Date, any fractional Inter & Co BDRs will be grouped into whole numbers and sold on the open market managed by B3, as applicable. The net proceeds from the sale of the fractional Inter & Co BDRs will be distributed on a pro rata basis to the former Banco Inter Shareholders that held such shares. No additional consideration in cash or in kind will be paid by Inter & Co to Banco Inter Shareholders who opt to receive Inter & Co BDRs in connection with the Proposed Transaction. The sales price resulting from such sale may be less than the Cash Redemption Price.

An Eligible Shareholder that elects to receive Cash Redeemable Shares must make this election during the Cash Election Period (i) through the facilities of the Central Depositary of B3 (Central Depositária da B3) or (ii) for Banco Inter Shareholders holding Banco Inter Shares directly in the corporate books, through Banco Bradesco S.A., the registrar of Banco Inter Shares. A beneficial owner of Banco Inter shares must instruct its broker or custodian operating in Brazil of such election by the time indicated by such broker or custodian. Upon election to receive Cash Redeemable Shares, such Eligible Shareholder will no longer be permitted to trade its Banco Inter Shares (to the extent such Banco Inter Shares will be exchanged for Cash Redeemable Shares in the case of proration) and will not be able to opt to receive Inter & Co BDRs. The cash redemption of the Cash Redeemable Shares will occur on the Closing Date, which is expected to occur on or about 35 days after the Banco Inter General Meeting.

At any time, and from time to time, on or after the Closing Date, a holder of Inter & Co BDRs that wants to receive Inter & Co Class A Common Shares may request the cancellation of all or a portion of its Inter & Co BDRs by (a) instructing its broker or custodian operating in Brazil to cancel its Inter & Co BDRs with the Banco Bradesco S.A. (in the capacity of depositary of Inter & Co BDRs, the “BDR Depositary”) and (b) delivering evidence that all fees and potential taxes due in connection with this service were duly paid, as set forth in the deposit agreement. The cancellation instruction to the broker or custodian must include an appropriate brokerage account outside of Brazil to receive the underlying Inter & Co Class A Common Shares. No fees for cancellation of Inter & Co BDRs will be charged from investors during the first 30 days after the Closing Date.

Pursuant to Articles 137 and 252 of the Brazilian Corporation Law, if the Proposed Transaction is approved at the Banco Inter General Meeting, holders of Banco Inter Shares (including Banco Inter Shares held through Units) that do not vote in favor of the approval of the Merger of Shares or do not attend the Banco Inter General Meeting and who are holders of record of Banco Inter Shares on April 14, 2022, the last trading day prior to the first public announcement of the Proposed Transaction, or Withdrawal Rights Record Date, and hold their Banco Inter Shares through the Closing Date, will have the right to withdraw their Banco Inter Shares for their book value as of December 31, 2021 of R$3.30 per Banco Inter Share, or Withdrawal Rights. We assume that no holder of Banco Inter Shares will exercise Withdrawal Rights, because the cash amount payable to Banco Inter Shareholders who elect to receive Cash Redeemable Shares is significantly higher than the book value of Banco Inter Shares payable to those that exercise Withdrawal Rights. For more detail about the Withdrawal Rights, see “Banco Inter General Meeting” below.

Upon completion of the Proposed Transaction, trades in Inter & Co BDRs on the B3 will settle through the facilities of the Central Depositary of the B3 and trades on Inter & Co Class A Common Shares are expected to settle through the facilities of The Depository Trust Company, or DTC.

To permit delivery of Inter & Co BDRs upon completion of the Proposed Transaction, Inter & Co has applied for the registration of its BDR Program with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or the CVM), which registration was granted on October 29, 2021. Inter & Co also expects to have its BDRs listed on B3 by the Closing Date. After the Closing Date, a holder of Inter & Co Class A Common Shares will be able to deposit its Inter & Co Class A Common Shares with the BDR Depositary and receive Inter & Co BDRs, and a holder of Inter & Co BDRs will be able to cancel its Inter & Co BDRs and receive underlying Inter & Co Class A Common Shares (see “Description of BDRs and Deposit Agreement”). Additionally, in connection with the listing of Inter & Co BDRs, Inter & Co expects to apply to have its BDRs classified as Level II BDRs pursuant to Brazilian regulation, in which case Inter & Co will be required to comply with certain disclosure requirements set forth in the Brazilian regulation, including annually filing a formulário de referência (a document which contains financial, legal and operating information about the filer), providing quarterly financial information and certain periodical filings disclosing material events.

Upon completion of the Proposed Transaction, Banco Inter will no longer have its shares listed on B3 or any other exchange and Banco Inter will become a wholly owned subsidiary of HoldFin. Banco Inter will remain registered with and subject to the disclosure requirements set by the CVM for at least 12 months. After this period, Banco Inter may be permitted to deregister from CVM and no longer be subject to disclosure requirements applicable to publicly-traded companies in Brazil.

Upon completion of the Proposed Transaction, the Banco Inter controlling shareholder will own all of Inter & Co Class B Common Shares, which have 10 votes per share, and which will represent a majority of the voting power of Inter & Co’s issued share capital following the Proposed Transaction, and will control all matters requiring shareholder approval. Assuming that no Eligible Shareholder elects to receive Cash Redeemable Shares, the Banco Inter controlling shareholder will hold 27.2% of the then-outstanding Inter & Co shares and 78.9% of the aggregate voting power of Inter & Co. Assuming that Eligible Shareholders elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold, Banco Inter controlling shareholder will hold 29.2%of the then-outstanding Inter & Co shares and 80.5% of the aggregate voting power of Inter & Co. The exact percentage of the then-outstanding Inter & Co shares and aggregate voting power of Inter & Co that will be held by the controlling shareholder upon completion of the Proposed Transaction will vary depending on the number of Eligible Shareholders that opt to receive Cash Redeemable Shares.

In connection with the Proposed Transaction, SoftBank (as defined below), one of Banco Inter’s largest indirect shareholders, has expressed its willingness to support the Proposed Transaction. In preparation for the Proposed Transaction, SoftBank expects to contribute its indirect interest in Banco Inter into Inter & Co through a preparatory corporate reorganization, or SoftBank Roll- Up. Immediately after the Closing Date, SoftBank expects to hold Inter & Co Class A Shares or Inter & Co BDRs in the amount that will give it the same percentage of outstanding shares of Inter & Co as it had in Banco Inter’s total capital immediately prior to the completion of the Proposed Transaction (except for the effect of the cash redemption of the Cash Redeemable Shares, any equity issuance for payment of such cash redemption and the exercise of Withdrawal Rights by Banco Inter Shareholders). SoftBank will not receive any Inter & Co Class B Share and will not be a controlling shareholder as a result of the Proposed Transaction. For more information on the SoftBank Roll-Up, see “Major Shareholders and Related Party Transactions — Shareholders’ Agreements — SoftBank Roll-Up Agreement.”

None of the Securities and Exchange Commission, or the SEC, the CVM, nor any securities commission of any jurisdiction has approved or disapproved any of the transactions described in this prospectus or the securities to be issued under this document or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense. This prospectus does not constitute an offer to buy or sell, or a solicitation of an offer to buy or sell, any securities, or a solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. For the avoidance of doubt, this prospectus does not constitute an offer to buy or sell securities or a solicitation of an offer to buy or sell any securities in the Federative Republic of Brazil or a solicitation of a proxy under the laws the Federative Republic of Brazil, and it is not intended to be, and is not, a prospectus or an offer document within the meaning of Brazilian law and the rules of the CVM. You should inform yourself about and observe any such restrictions, and none of Inter & Co, Banco Inter or their respective subsidiaries accepts any liability in relation to any such restrictions.

WE ARE NOT ASKING FOR A PROXY. The accompanying disclosure documents contain detailed information about the Proposed Transaction and the Banco Inter General Meeting. This document is a prospectus for Inter & Co BDRs that will be issued as part of the consideration upon completion of the Proposed Transaction, which Inter & Co BDRs will represent one Inter & Co Class A Common Share. You should read this prospectus carefully. In particular, please read the section “Risk Factors” beginning on page 33 for a discussion of risks that you should consider in evaluating the Proposed Transaction described in this prospectus.

This prospectus is dated, 2022.

IMPORTANT DATES

Banco Inter Shareholders should take note of the following expected important dates in connection with the Proposed Transaction:

Date / Period	Event
April 15, 2022	Approval of the Proposed Transaction by the board of directors of Banco Inter
April 15, 2022	Cash Redemption Record Date
April 20, 2022	Formal notice convening the Banco Inter General Meeting, published in the official gazette and a major newspaper, as required under Brazilian law
May 12, 2022	Banco Inter General Meeting*
May 13, 2022 through May 20, 2022	Period for Eligible Shareholders to elect to receive Cash Redeemable Shares instead of Inter & Co BDRs (assuming that the Proposed Transaction is approved at the Banco Inter General Meeting).
May 24, 2022

Date on which Banco Inter expects to announce whether or not the Cash Redemption Threshold was exceeded. If the Cash Redemption Threshold is exceeded, Banco Inter will announce the aggregate cash amount and the number of BDRs to be delivered upon redemption of each Cash Redeemable Share.

May 13, 2022 through June 13, 2022	Period for Holders of Banco Inter Shares to exercise their Withdrawal Rights
On or about June 17, 2022	Closing Date

*	The Banco Inter General Meeting scheduled for May 12, 2022 will be cancelled and will not occur if this Post-Effective Amendment is not declared effective prior to the date of the meeting.

i

DIFFERENCES BETWEEN THE PROPOSED TRANSACTION AND THE TRANSACTION SUBMITTED FOR APPROVAL AT THE NOVEMBER 25 MEETING

The Proposed Transaction reflects the following adjustments to the transaction previously approved by Banco Inter Shareholders at the November 25 Meeting:

	Proposed Transaction	Prior structure (November 25 Meeting)	Rationale

Exchange Ratio	One Inter & Co BDR for any combination of six Banco Inter Common Shares or Banco Inter Preferred Shares (including Banco Inter Shares held as Banco Inter Units).	One Inter & Co BDR for any combination of three Banco Inter Common Shares or Banco Inter Preferred Shares (including Banco Inter Shares held as Banco Inter Units).

As a result of the decline in the share prices of Banco Inter in the second half of 2021 and first quarter of 2022, the exchange ratios in the Proposed Transaction have been adjusted so that the expected bid price of Inter & Co Class A Common Shares following the consummation of the Proposed Transaction would satisfy the minimum bid price under Nasdaq initial listing requirements.

This change does not impact the substance of the transaction. As in the transaction submitted for approval at the November 25 Meeting, upon conclusion of the Proposed Transaction, each Banco Inter Shareholder will have the same percentage of Inter & Co’s outstanding shares as they currently hold of Banco Inter’s outstanding shares (except for the effect of any Banco Inter Shareholders that elect to receive Cash Redeemable Shares or exercise their Withdrawal Rights).

Cash Redemption Price

The Cash Redemption Price will be R$38.70 for each Cash Redeemable Share (or approximately R$6.45 per Banco Inter Share exchanged for Cash Redeemable Share, assuming no proration), as adjusted by the DI Rate from the date of the Banco Inter General Meeting to the Closing Date.

The Cash Redemption Price was R$45.84 for each Cash Redeemable Share (or approximately R$15.28 per Banco Inter Share exchanged for Cash Redeemable Share), as adjusted by the DI Rate from the date of the Banco Inter General Meeting to the Closing Date.

The reduction of the Cash Redemption Price reflects the decline in price of Banco Inter Shares. The Cash Redemption Price was determined in accordance with requirements for delisting Banco Inter Shares from B3.

Shareholders that may opt to receive Cash Redeemable Shares	Only Eligible Shareholders may opt to receive Cash Redeemable Shares.	Banco Inter Shareholder as of the end of the term for election of Cash Redeemable Shares could opt to receive Cash Redeemable Shares.	The change reflects discussions with B3, in connection with the delisting of Banco Inter Shares from B3.

	Proposed Transaction	Prior structure (November 25 Meeting)	Rationale

Cash Redemption Threshold

If the aggregate amount to be disbursed by HoldFin in connection with the redemption of the Cash Redeemable Shares would exceed the Cash Redemption Threshold of R$1,131,189,054.60 (not including the adjustment by the DI Rate from the date of the Banco Inter General Meeting to the Closing Date, to redeem each Cash Redeemable Share), the number of Cash Redeemable Shares to be issued to each Eligible Shareholder that elects to receive Cash Redeemable Shares will be prorated as necessary to ensure that the aggregate amount of cash payable by HoldFin to Eligible Shareholders is not greater than the Cash Redemption Threshold, and the difference in value will be delivered to such Eligible Shareholder in the form of Class A Redeemable Shares.

It was a condition to completion of the transaction submitted to the November 25 Meeting that the total amount to be disbursed by HoldFin in connection with the redemption of all Cash Redeemable Shares would not exceed R$2.0 billion. If the R$2.0 billion threshold was exceeded, the transaction would not be concluded, unless Banco Inter and HoldFin waived this condition.

The reduction of the Cash Redemption Threshold reflects the decline in price of Banco Inter Shares. The change follows discussions with B3, in connection with the delisting of Banco Inter Shares from B3.

Voting rights of SoftBank	Per the request of Inter and determination of B3, SoftBank shall not be prohibited from voting at and will count for the quorum of the Banco Inter General Meeting.	Per the determination of B3, SoftBank was not permitted to vote at nor could be counted for all of the quorums of the November 25 Meeting.	B3 has recognized that SoftBank is not affiliated with the controlling shareholder.

GOVERNANCE IMPROVEMENTS

Considering the creation of the Inter & Co Class B Shares (with ten votes per share) and reflecting our intention to continuously improve our governance practices, Inter & Co has approved certain amendments to its corporate documents (that will become effective upon approval of the Proposed Transaction) to improve certain aspects of its governance. The “Prior structure (November 25 Meeting)” column describes the governance structure that would have become effective had the transaction submitted for approval at the November 25 Meeting been completed.

	As effective upon approval of the Proposed Transaction	Prior structure (November 25 Meeting)

Executive compensation	Until the time Inter & Co creates a compensation committee that complies with Rule 5605(d) of Nasdaq listing rules (without relying on exemptions):	The Inter & Co board of directors was responsible for approving the compensation payable to its directors and officers, with no shareholder approval.

●
the aggregate compensation to be paid to its directors and officers will be subject to shareholder approval at its annual shareholders meeting, and
●
Banco Inter (i) will maintain its compensation committee, an advisory committee of Banco Inter’s board of directors, and (ii) has revised the composition of its compensation committee to include two independent directors of Banco Inter who are also independent directors of Inter & Co. Banco Inter compensation committee will continue to have an important role, because the directors and officers of Inter & Co are also directors and officers of Banco Inter, and compensation will be entirely paid at the Banco Inter level.
The Banco Inter compensation committee was composed of three officers and one non-independent director, as well as one secretary.

Although we are not required to disclose executive compensation under Cayman law, we have expanded disclosure of executive compensation in this prospectus, in line with Banco Inter current disclosure practice following Brazilian standards. See “Management — Compensation of Directors and Officers.”

Composition of audit committee	Our audit committee will be composed of three independent directors.	Our audit committee was composed of two independent directors and one non-independent director in reliance on the exemption under Rule 10A-3(b)(iv),

Notice of shareholders meetings	Inter & Co’s general meetings must be called by not less than 21 clear days’ notice prior to the relevant shareholders meeting.	Inter & Co’s general meetings had to be called by not less than 10 clear days’ notice prior to the relevant shareholders meeting.

	Such notice period may be waived if agreed by all of the shareholders entitled to attend and vote thereat.	An extraordinary general meeting could be convened with less than the required notice if such notice period was waived by a majority in number of the shareholders

	As effective upon approval of the Proposed Transaction	Prior structure (November 25 Meeting)

having a right to attend and vote at the meeting, together holding not less than 75%, in par value of the shares giving that right.

Quorum for shareholders meeting

A quorum for Inter & Co’s general meeting consists of any one or more persons holding or representing by proxy not less than one- fourth of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted.

If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, that meeting shall be adjourned and a second meeting may be called with at least eight days’ notice to shareholders.

Previously, a quorum consisted of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted, provided that such a quorum must also include Costellis International Limited for so long as it holds Class B common shares.

If a quorum was not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, that meeting had to be adjourned and a second meeting could be called with at least five days’ notice to shareholders.

Additional matters subject to shareholder approval

In addition to the matters required to be approved by shareholders under Cayman Islands law, our Articles of Association now provide that the following matters shall be approved by ordinary resolution (requiring the affirmative vote of a simple majority of those shareholders attending and voting in person or by proxy at a quorate general meeting), unless the Companies Act requires a special resolution (requiring the affirmative vote of at least a two-thirds majority of those shareholders attending and voting in person or by proxy at a quorate general meeting):

●
acquisitions where the issuance of Inter & Co shares (including shares issued pursuant to an earn-out provisions or similar type of provision and securities that are convertible, exercisable or exchangeable for Inter & Co shares) equals 20% or more of the pre-transaction outstanding shares or aggregate voting power outstanding of Inter & Co;

●
acquisitions where the issuance of Inter & Co shares (including shares issued pursuant to an earn-out provisions or similar type of
N/A

v

As effective upon approval of the Proposed Transaction	Prior structure (November 25 Meeting)

provision and securities that are convertible, exercisable or exchangeable for shares) equals 5% or more of the pre-transaction outstanding shares or aggregate voting power outstanding of Inter & Co when an officer, director or shareholder who beneficially own 5% of the total outstanding Shares or voting power of Inter & Co has a 5% or greater interest in the target or assets to be acquired (or such persons collectively have a 10% or greater interest in the target or assets to be acquired);

●
transactions, other than a public offering, involving the sale, issuance or potential issuance by Inter & Co of Inter & Co shares (or securities that are convertible, exercisable or exchangeable for such shares), which alone or together with sales by officers, directors or shareholders who beneficially own 5% of the total outstanding shares or voting power of Inter & Co, equals 20% or more of the shares or voting power of the Company outstanding before the sale or issuance if such sale or issue price is lower than the closing price of Inter & Co shares the trading day immediately preceding the signing of the binding agreement in relation to such sale or issue or the average of the closing price of the shares the five trading days immediately preceding the signing of the binding agreement in relation to such sale or issue;

●
the issuance of Inter & Co shares (or securities that are convertible, exercisable or exchangeable for shares) that will result in a change of control of Inter & Co;

●
the adoption or material amendment of any incentive plan or equity compensation arrangement by Inter & Co other than in circumstances where shareholder approval would not be necessary pursuant to Nasdaq rules; and

	As effective upon approval of the Proposed Transaction	Prior structure (November 25 Meeting)

● a merger or spin-off involving Inter & Co, with one or more businesses or entities.

Independent directors

Our Articles of Association provides that our board of directors must include at least 20% or two, whichever is greater, independent directors. Currently, four of our nine board members are independent. We expect to have at least the same number of independent and non-independent directors in the year following the completion of the Proposed Transaction.

Our independent directors will meet separately from our other directors at least once every quarter.

Our Memorandum and Articles of Association did not provide for a minimum number of independent board members.

Proceedings of board of directors

The position of a director shall be vacated automatically if, among others, he or she has for three consecutive meetings been absent without permission from the remaining directors and the remaining directors resolve that his or her position be vacated.

In the case of an equality of votes in a meeting of the Board of Directors, the chairman of the meeting does not have a second or casting vote.

The position of a director would have been vacated automatically if, among others, he or she has for more than six months been absent without permission of the remaining directors from meetings of directors held during that period and the remaining directors resolve that his or her position be vacated.

In the case of an equality of votes in a meeting of the Board of Directors, the chairman of the meeting had a second or casting vote to decide the matter.

Director with potential conflicts of interest

A director must disclose any direct or indirect interest in any transaction or arrangement with the Company and such director may not vote in respect of any such transaction or arrangement nor may be counted for the quorum of such meeting.

A director was required to disclose any direct or indirect interest in any transaction or arrangement with the Company, and following such declaration, subject to any separate requirement for audit committee approval under applicable law or Nasdaq listing rules, and unless disqualified by the chairman of the relevant meeting, the director could vote in respect of any such transaction or arrangement.

Tag along

Subject to certain exceptions described in “Inter & Co - Share Capital and Constituent Documents―Tag Along,” if, in one or a series of transactions, (i) the controlling shareholder (being a shareholder who owns, directly or indirectly shares possessing more than fifty percent (50%) of the voting power of the Company) transfers our Voting Control (as defined in our Articles of Association) to a person or group of persons acting in

No tag along rights were available.

As effective upon approval of the Proposed Transaction	Prior structure (November 25 Meeting)

concert, or (ii) the controlling shareholder transfers all or part of its Common Shares to a person or group of persons acting in concert and such a person or group of persons acquires control of the Company within 12 months from the acquisition of the controlling shareholder’s Common Shares or from the receipt of payment by the controlling shareholder (such person or group of persons acting in concert described in (i) or (ii), the “new controlling shareholder”), then the new controlling shareholder shall make a tender offer or exchange offer to all holders of Class A Common Shares, pursuant to which the holders of Class A Common Shares shall have the right to elect to receive a price for each Class A Common Share equivalent to the weighted average price per share paid by the new controlling shareholder for the acquisition of Common Shares from the controlling shareholder during the 12-month period prior to the acquisition of Voting Control by the new controlling shareholder.

Also, Class B Common Shares may be transferred without automatic conversion into Class A Common Shares to a transferee that agrees in writing with the Company to make a tender offer or exchange offer pursuant to the tag along provisions described above.

ABOUT THIS PROSPECTUS

This document, which is part of a registration statement on Form F-4 filed with the SEC by Inter & Co, constitutes a prospectus of Inter & Co under Section 5 of the U.S. Securities Act of 1933, as amended, or the Securities Act, with respect to Inter & Co Class A Common Shares and Inter & Co BDRs to be issued to holders of Banco Inter Common Shares, Banco Inter Preferred Shares and Banco Inter Units, pursuant to the transactions described herein.

No person has been authorized to provide you with information that is different from what is contained in this prospectus, and, if given or made by any person, such information must not be relied upon as having been authorized. You should not assume that the information contained in this prospectus is accurate as of any date other than its date as specified on the cover unless otherwise specifically provided herein. Further, you should not assume that the information contained in this prospectus is accurate as of any date other than the date of the incorporated document. Any reference to a website address does not constitute incorporation by reference of the information contained at or available through such website, and you should not consider it to be a part of this prospectus.

There is no standard definition for any of terms mentioned on the graph and our definition of these measures may differ from the definition used by other companies. For more information, see “Presentation of Financial and Other Information — Certain Performance Metrics.”

x

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains or may contain “forward-looking statements.” Forward looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements may include, but are not limited to, statements related to:

●	the impact of the ongoing war in Ukraine and economic sanctions imposed by Western economies on Russia and Russian entities and individuals, and the impact of these events on the global economy, which are highly uncertain and are difficult to predict;
●	the future growth opportunities, expected earnings, expected capital expenditures, and future financing requirements;
●	our ability to expand our business into markets outside of Brazil and in particular our ability to integrate the operations and obtain the benefits that we intend to achieve through our acquisition of USEND in the United States;
●	the economic, financial, political and public health effects of the COVID-19 pandemic, the dissemination of other coronavirus variants, particularly in Brazil and to the extent that they continue to have severely adverse macroeconomic effects, in which case they may intensify the impact of the other risks to which we are subject;
●	general economic, political and business conditions both in Brazil and internationally, including, in Brazil, developments and the perception of risks in connection with ongoing investigations and increasing fractious relations among the Brazilian government, members of the Brazilian Congress and members of the Supreme Court, as well as policies and potential changes to address these matters or otherwise, including economic and tax reforms, presidential elections and in response to the ongoing effects of the COVID-19 pandemic, any of which may negatively affect growth prospects in the Brazilian economy as a whole;
●	the socioeconomic, political and business environment in Brazil, including, but not limited to, exchange rates, employment levels, population growth and consumer confidence;
●	inflation as well as fluctuations in the real, as defined further below, and in interest rates;
●	changes in applicable rules and regulations, including those relating to taxation, employment, information technology, data privacy, and cybersecurity;
●	our ability to implement our growth strategies;
●	our ability to adequately finance our operations on favorable terms;
●	our ability to satisfactorily serve our customers;
●	our ability to attract and retain companies to sell through our Inter Shop platform;
●	competition;
●	changes in consumer preferences and consumer demand for our products and services;
●	difficulties in maintaining and/or improving our products or in managing customer complaints and any negative publicity that may affect our products;
●	increases in our costs, particularly in relation to our workforce; and
●	the matters discussed under the “Risk Factors” section in this prospectus.

The list above is not intended to be exhaustive, and there may be other key risks that are not listed above that are not presently known to us or that we currently deem immaterial. Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements made by us contained in this prospectus. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this prospectus. The forward-looking statements contained in this prospectus are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon information available as of the date of this prospectus or other specified date and speak only as of such date. We disclaim any intention or obligation to update or revise any forward-looking statements in this prospectus as a result of new information or future events, except as may be required under applicable securities law.

Forward-looking statements in this prospectus are based on current expectations and assumptions made by our management. Although our management believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements. We can give no assurance that they will prove to be correct. Additionally, forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this prospectus. Important factors that could cause actual results to differ materially from those indicated by such forward- looking statements, or that could contribute to such differences, include, without limitation, the risks and uncertainties set forth under the section “Risk Factors.”

CERTAIN DEFINED TERMS AND CONVENTIONS USED IN THIS PROSPECTUS

In this prospectus, “Inter & Co” refers to Inter & Co, Inc. References to “Banco Inter” refers to Banco Inter S.A. References to “Inter,” “we,” “us” and “our” refer to Inter & Co and its consolidated subsidiaries (including Banco Inter), unless the context otherwise requires or otherwise indicated. References to our “controlling shareholder” are to Mr. Rubens Menin Teixeira de Souza or, as applicable, Costellis International Limited, a vehicle controlled by Mr. Rubens Menin Teixeira de Souza through which Mr. Rubens Menin Teixeira de Souza holds his equity interests in Inter & Co. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to United States dollars, the official currency of the United States.

“Articles of Association” or “Inter & Co Articles of Association” mean the amended and restated Memorandum and Articles of Association of Inter & Co that will be effective immediately after the approval of the Proposed Transaction by Banco Inter Shareholders.

“B3” means B3 S.A. — Brasil, Bolsa, Balcão, or São Paulo Stock Exchange.

“Banco Inter Common Shares” means shares of common stock of Banco Inter.

“Banco Inter Preferred Shares” means shares of preferred stock of Banco Inter.

“Banco Inter Shares” means Banco Inter Common Shares, Banco Inter Preferred Shares and Banco Inter Units.

“Banco Inter Shareholders” means holders of Banco Inter Shares.

“Banco Inter General Meeting” means the extraordinary general meeting of Banco Inter scheduled for May 12, 2022, in which Banco Inter Shareholders will vote on the Proposed Transaction.

“Banco Inter Units” means units representing one Banco Inter Common Share and two Banco Inter Preferred Shares.

“Brazilian Corporation Law” means the Brazilian Law No. 6,404/76, as amended.

“Cash Election Period” means the period commencing on the date after the Banco Inter General Meeting approving the Proposed Transaction and ending on the sixth business day thereafter, during which period Eligible Shareholders may elect to receive Cash Redeemable Shares instead of Inter & Co BDRs.

“Cash Redeemable Shares” means HoldFin shares that are mandatorily redeemable for cash, in the amount of the Cash Redemption Price.

“Cash Redemption Financing” means the financing to be obtained by HoldFin in an amount sufficient to fund the cash redemption of the Cash Redeemable Shares up to the Cash Redemption Threshold, pursuant to the terms of the commitment letter dated April 26, 2022, received from Banco BTG Pactual S.A., Banco Bradesco BBI S.A., Banco Itaú BBA S.A., and Banco ABC S.A., as described in “The Proposed Transaction — Cash Redemption Financing.”

“Cash Redemption Price” means a cash payment of R$38.70, as adjusted by the DI Rate from the date of the Banco Inter General Meeting to the Closing Date, to redeem each Cash Redeemable Share.

“Cash Redemption Record Date” means April 15, 2022.

“Cash Redemption Threshold” means the aggregate amount of R$1,131,189,054.60 (not including the adjustment by the DI Rate from the date of the Banco Inter General Meeting to the Closing Date, to redeem each Cash Redeemable Share).

“Class A Redeemable Shares” means HoldFin shares that are mandatorily redeemable for Inter & Co BDRs.

“CDI,” “DI Rate” or the “Interbank Deposit Certificate” (Certificado de Depósito Interbancário), means the “over extra group” daily average rate for interbank deposits, expressed as an annual percentage, based on 252 business days, calculated daily and published by B3, or any other index as may be further used in substitution thereof.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Costellis” means Costellis International Limited. The direct controlling shareholder of Inter & Co, Inc. Rubens Menin Teixeira de Souza, our controlling shareholder and chairman of Inter & Co’s board of directors, owns 84.2% of Costellis International Limited and, as such, controls the manner in which Costellis International Limited votes and disposes of its shares in Inter & Co.

“CMN” means the Conselho Monetário Nacional, or the Brazilian Monetary Council.

“CVM” means the Comissão de Valores Mobiliários, or the Brazilian Securities Commission.

“Eligible Shareholder” means a Banco Inter Shareholder who is a holder of record of Banco Inter Shares (including in the form of Banco Inter Units) on the Cash Redemption Record Date and holds such Banco Inter Shares through the end of the Cash Election Period. For the avoidance of doubt, such Banco Inter Shareholder will not be deemed an Eligible Shareholder with respect to any Banco Inter Share acquired by such Banco Inter Shareholder after the Cash Redemption Record Date.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Ratios” means the following ratios of the consideration for the Proposed Transaction:

A.	Each holder of Banco Inter Common Shares or Banco Inter Preferred Shares (including in the form of Banco Inter Units) will receive 0.16666666667 Class A Redeemable Share (automatically converted into one Inter & Co BDR on the Closing Date) for each Banco Inter Common Share or Banco Inter Preferred Share that it holds (including in the form of Banco Inter Units), unless such shareholder has elected to receive Cash Redeemable Shares (subject to proration) or to exercise Withdrawal Rights for its Banco Inter Shares;
B.	Each Eligible Shareholder that has elected to receive Cash Redeemable Shares will receive 0.16666666667 Cash Redeemable Share for each Banco Inter Common Share or Banco Inter Preferred Share (including in the form of Banco Inter Units) that it holds; provided that if the aggregate amount to be disbursed by HoldFin to redeem Cash Redeemable Shares would exceed the Cash Redemption Threshold, (i) the number of Cash Redeemable Shares to be issued to each Eligible Shareholder that has elected to receive Cash Redeemable Shares will be prorated as necessary to ensure that the aggregate amount of cash payable by HoldFin to all Eligible Shareholders is not greater than the Redemption Threshold, (ii) any difference in value due to each Eligible Shareholder will be delivered to such Eligible Shareholder in the form of Class A Redeemable Shares, and (iii) any fraction of Cash Redeemable Shares will be disregarded and paid in the form of Class A Redeemable Shares.

“HoldFin” means Inter Holding Financeira S.A., a holding company currently wholly owned by Inter & Co, incorporated under the laws of Brazil.

“HoldFin Redeemable Shares” means, collectively, the Class A Redeemable Shares and the Cash Redeemable Shares.

“Hottaire” means Hottaire International Limited, the wholly-owned vehicle José Felipe Diniz, member of Inter & Co’s board of directors and co-founder of Banco Inter, uses to hold his Inter & Co shares.

“IFRS” means International Financial Reporting Standards as issued by IASB (International Accounting Standards Board).

“Interbank Deposit Certificates” means, in connection with the Cash Redemption Financing, certain investments made by Banco Inter in interbank deposit certificates issued by Banco BTG Pactual S.A., Banco Itaú BBA S.A. or Banco ABC S.A., on defined terms including interest rates at 100% of the DI Rate.

“Inter & Co” means Inter & Co, Inc., an exempted company with limited liability incorporated in the Cayman Islands. Inter & Co was previously named Inter Platform, Inc.

“Inter & Co BDRs” means Inter & Co Class A Common Shares in the form of Brazilian Depositary Receipts.

“Inter & Co Class A Common Shares” or “Class A Common Shares” means class A common shares of Inter & Co.

“Inter & Co Class B Common Shares” or “Class B Common Shares” means class B common shares of Inter & Co.

“Merger of Shares Protocol” means the Brazilian-law document (Protocolo e Justificação de Incorporação de Ações), prepared by the management of Banco Inter and HoldFin, to be submitted for approval by their respective shareholders at their respective special meetings of shareholders and that provides the shareholders with information on the terms, conditions and reasoning for the approval of the corporate reorganization contemplated by the Proposed Transaction.

“Merger of Shares” means the incorporação de ações corporate transaction through which each Banco Inter Share issued and outstanding immediately prior to the completion of the Proposed Transaction will be automatically contributed for their book value into HoldFin in exchange for a certain number of newly issued HoldFin Redeemable Shares, determined pursuant to the Exchange Ratios, resulting in Banco Inter becoming a wholly owned subsidiary of HoldFin.

“Proposed Transaction” means the Merger of Shares and the redemption by HoldFin of the HoldFin Redeemable Shares, as detailed and subject to the conditions described in this prospectus.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“SoftBank” means LA BI Holdco LLC or any successor vehicle through which the SoftBank Latin America Fund holds its equity interests in Banco Inter or Inter & Co.

“SoftBank Roll-Up” means the preparatory corporate reorganization pursuant to which SoftBank will contribute its indirect interest in Banco Inter into Inter & Co and become a shareholder of Inter & Co.

“SoftBank Roll-Up Agreement” means the agreement dated October 4, 2021, as amended and restated on April 15, 2022, by and among Banco Inter, Inter & Co and certain of their affiliates, the majority shareholders of Inter & Co (Rubens Menin and João Vitor Menin), SoftBank and certain of its affiliates setting forth the terms and conditions of the SoftBank Roll-Up.

“Withdrawal Rights” means the Brazilian-law statutory right (direito de recesso) through which holders of Banco Inter Shares (including Banco Inter Shares held through Units) that do not vote in favor of the approval of the Merger of Shares or do not attend the Banco Inter General Meeting will have the right to withdraw their Banco Inter Shares for their book value if the Proposed Transaction is approved. For more information, see “Banco Inter General Meeting.”

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

The audited consolidated financial statements of Inter Platform, Inc (currently Inter & Co) as of and for the years ended December 31, 2021, 2020 and 2019, included elsewhere in this prospectus, or Audited Financial Statements, have been prepared in accordance with IFRS issued by the International Accounting Standards Board (IASB).

Unless otherwise noted, financial information as of and for the years ended December 31, 2021, 2020 and 2019 are derived from our Audited Financial Statements.

Financial Information

Inter & Co was incorporated on January 26, 2021, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Inter & Co is currently a holding company through which the controlling shareholder and another founding shareholder of Banco Inter hold their Banco Inter shares. As of the date of this prospectus, Inter & Co currently has no material assets other than shares of HoldFin, and HoldFin has no material assets other than shares of Banco Inter. Neither Inter & Co nor HoldFin has any material liability or contingency.

Banco Inter is a publicly held company with equity securities listed on B3 since April 2018. On May 7, 2021, Inter & Co and Banco Inter completed a corporate reorganization consisting of:

●	the creation of Inter & Co and HoldFin, which are two new holding companies, with no operations and no assets, liabilities or contingencies; and
●	the contribution of shares of Banco Inter held by the controlling shareholder (and some of our controlling shareholder’s family members) and another founding shareholder of Banco Inter into HoldFin, followed by the contribution of the HoldFin shares held by these shareholders into Inter & Co.

As a result, Inter & Co and HoldFin became the indirect and direct controlling entities of Banco Inter, respectively. The ultimate shareholders of Banco Inter, and their voting and non-voting interests in Banco Inter, were the same before and after the above steps were completed. Inter & Co has accounted for this first step of the reorganization as a reorganization of entities under common control, and the pre- reorganization carrying amounts of Banco Inter’s consolidated assets and liabilities were reflected in Inter & Co’s consolidated financial statements with no fair value adjustments. As a result, the Audited Financial Statements reflect:

●	The historical consolidated operating results, cash flows and financial position of Banco Inter (as predecessor) for all dates and periods prior to May 7, 2021.
●	The contribution of Banco Inter consolidated assets and liabilities at book value on May 7, 2021;
●	The recognition of non-controlling interest on May 7, 2021, relating to the Banco Inter shareholders that, prior to completion of the Corporate Reorganization, are not yet shareholders of Inter & Co, Inc., measured at the proportion of their economic interest in the book value of the consolidated net assets of Banco Inter.
●	Inter & Co and its consolidated subsidiaries (including Banco Inter) operating results and cash flows from May 7, 2021 and the financial position of Inter & Co as of December 31, 2021.
●	The number of common shares issued by Inter & Co, as a result of this initial reorganization is reflected retroactively to January 1, 2019, for the purposes of calculating earnings per share.
●	As the statutory equity reserves of Banco Inter are no longer applicable to Inter & Co, these statutory reserves were transferred to the retained earnings account on May 7, 2021, the date of this initial reorganization.

This financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Audited Financial Statements, including the notes thereto, included in this prospectus.

Unaudited Pro forma Condensed Consolidated Financial Information

The section “Unaudited Pro forma Condensed Consolidated Financial Information” of this prospectus includes unaudited pro forma condensed balance sheet of Inter & Co as of December 31, 2021 and unaudited pro forma condensed consolidated income statements for the year ended December 31, 2021. As further described in this prospectus, subject to the approval of the Merger of Shares at the Banco Inter General Meeting and the satisfaction of the conditions described in this prospectus, the Proposed Transaction will result in:

Each Banco Inter shareholder receiving either: (i) a number of Inter & Co BDRs based on the Exchange Ratios; or (ii) an amount in cash based on the Exchange Ratios, subject to proration if the aggregate amount to be disbursed to redeem Cash Redeemable Shares would exceed the Cash Redemption Threshold.

The issuance of debentures, or other similar debt instrument, in the amount required to settle the cash redemption — see “Summary of the Proposed Transaction- Cash Redemption Financing” — and the related investments in the Interbank Deposit Certificates. In order to make these investments Banco Inter expects to invest amounts from other interbank deposits as they mature and, if necessary, sell a portion of its investments in securities. These financial assets pay interest at a similar rate to that agreed for the Interbank Deposit Certificates.

The unaudited pro forma condensed balance sheet as of December 31, 2021 is based on the historical consolidated balance sheet of Inter Platform as of December 31, 2021, which is included in this prospectus, and gives effect, on a pro forma basis, to the Proposed Transaction, assuming that former Banco Inter shareholders validly elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold (while no Banco Inter shareholder will elect to exercise their Withdrawal Right), including:

●	The issuance of the debentures, including the associated costs, and the related purchase of the Interbank Deposit Certificates as if this had occurred on December 31, 2021;
●	The expected future transactions costs to complete the Proposed Transaction, and the related tax effects, as if they had already been incurred on December 31, 2021; and
●	The Merger of Shares and the redemption of Class A Redeemable Shares as if these had occurred on December 31, 2021.

The unaudited pro forma condensed consolidated income statement for the year ended December 31, 2021 is based on the historical consolidated income statement of Inter Platform for the year ended December 31, 2021, which is included in this prospectus, and gives effect, on a pro forma basis, to the Proposed Transaction, assuming that former Banco Inter shareholders validly elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold (while no Banco Inter shareholder will elect to exercise their Withdrawal Right), including:

●	The interest expense on the debentures and the related tax effects as if the Notes had been issued on January 1, 2021;
●	The expected future transactions costs to complete the Proposed Transaction, and the related tax effects, as if they had been incurred on January 1, 2021; and
●	The reduction in the allocation of profit /(loss) to non-controlling interest in Banco Inter as a result of the Merger of Shares and the redemption of Class A Redeemable Shares, as if these had occurred on January 1, 2021.

This prospectus does not include pro forma financial information for a scenario in which no Banco Inter Shareholder elects to receive Cash Redeemable Shares, because, in such a scenario, all of the Banco Inter Shareholders would become shareholders of Inter & Co and the debentures would not be issued. Therefore, (i) the pro forma balance sheet of Inter & Co in this scenario would be materially the same as Inter Platform’s consolidated balance sheet as of December 31, 2021, except that the caption “non-controlling interests” under “equity” would no longer exist and the amount therein would be presented as part of equity attributable to owners of Inter & Co and (ii) the pro forma consolidated income statements for the year ended December 31, 2021 would be materially the same as Inter Platform’s consolidated income statement for the year ended December 31, 2021, except for the reduction in the allocation of profit /(loss) to the non-controlling interest in Banco Inter and the earnings per share that in such scenario would have been 0.1717.

The unaudited pro forma condensed financial information included herein are not necessarily indicative of what our consolidated balance sheet or income statement, would have been if the Restructuring had been completed as of the dates indicated, nor do they purport to project the future financial position or operating results of the Group. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The pro forma financial information is presented for illustrative purposes only.

The unaudited pro forma condensed financial information included herein should be read in conjunction with the historical audited condensed consolidated financial statements of Inter Platform for the year ended December 31, 2021.

Currency Information

We maintain our books and records in reais, which is the functional currency of all of our material operating entities as well as our reporting currency.

All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars, the official currency of the United States of America. Solely for the convenience of the reader (unless otherwise stated), we have translated certain amounts included in “Summary Consolidated Financial Information and Other Data,” and elsewhere in this prospectus from reais into U.S. dollars using the selling rate as reported by the Central Bank as of March 31, 2022, of R$4.7378 to US$1.00. The selling rate as reported by the Central Bank as of December 31, 2021 was R$5.5805 to US$1.00, compared to R$4.7378 to US$1.00 as of March 31, 2022, representing a 15.1% appreciation of the Brazilian currency in the first three months of 2022. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of March 31, 2022, may not be indicative of future exchange rates. See “Exchange Rates” for information regarding historical exchange rates for the Brazilian currency.

The U.S. dollar equivalent information presented in this prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

Market and Other Information

This prospectus contains information, including statistical and other information relating to the industry in which we operate, obtained from reports prepared by independent consultants, governmental agencies and general publications, including the Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the Getúlio Vargas Foundation (Fundação Getúlio Vargas), or FGV, B3 — Balcão B3, or CETIP, Focus Economics, the U.S. Census Bureau and the Brazilian Federation of Banks (Federação Brasileira de Bancos), or FEBRABAN.

Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as though they are reliable, neither we nor our agents have independently verified them. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. In addition, the data that we compile internally and our estimates have not been verified by an independent source. None of the publications, reports or other published industry sources referred to in this prospectus were commissioned by us or prepared at our request. We have not sought or obtained the consent of any of these sources to include such market data in this prospectus.

Special Note Regarding Non-GAAP Financial Measures

The body of generally accepted accounting principles is commonly referred to as “GAAP.” We use certain non-GAAP financial measures to analyze our financial and operational performance, as well as a basis for administrative decisions, including in connection with our analysis of our operational and financial performance and our evaluation of our liquidity. To provide investors and others with additional information regarding our financial and operating performance, we have disclosed within this prospectus the following non-GAAP financial measures:

●	our Return on Average Equity, or ROAE;

●	our Return on Average Assets, or ROAA; and
●	our Net Interest Margin, or NIM.

Non-GAAP financial measures have important limitations as analytical tools, and you should not consider them in isolation or as a basis for dividend distribution, a substitute for analysis of our results of operations or as an indicator of operating performance or liquidity. ROAE, ROAA, NIM and similar measures are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing these measures or data as reported by us to measures reported by other companies. ROAE, ROAA and NIM are not measures of financial performance or liquidity under IFRS, and should not be considered as alternatives to other indicators of our operating performance, cash flows or any other measure of performance derived in accordance with IFRS, such as operating results and cash flows from operating, financing and investing activities. Non- GAAP financial measures should be viewed as supplemental to, and not a substitute for, the Audited Financial Statements included elsewhere in this prospectus. Because this financial information is not prepared in accordance with IFRS, investors are cautioned not to place undue reliance on this information. For a reconciliation of ROAE, ROAA and NIM to IFRS measures, see “Summary Financial and Other Information.”

Return on Average Equity (ROAE)

We calculate ROAE as profit for the applicable period divided by average equity, which in turn is calculated as equity as of the end of the applicable period plus equity as of the end of the prior period divided by two. In practice, ROAE is a measure of profitability that represents the profit that we are able to generate using the resources of our shareholders. Our management uses ROAE to guide its actions in maximizing our returns.

Return on Average Assets (ROAA)

We calculate ROAA as profit for the applicable period divided by total average assets, which in turn is calculated as total assets as of the end of the applicable period plus total average assets as of the end of the prior period divided by two. We use ROAA to measure the extent to which our assets generate profit.

Net Interest Margin (NIM)

We calculate NIM as net interest income and interest on securities divided by average interest-earning assets. Interest-earning assets is calculated as the sum of loans and advances to customers (net of provision for expected loss), amounts due from financial institutions, reverse repurchase agreements and securities. Average interest-earning assets are based on the average of the month-end balances for amounts due from financial institutions and reverse repurchase agreements and average of quarter-end balances within the applicable period for loans and advances to customers (net of provision for expected loss) and securities.

We use NIM to measure the difference between the interest we charge on our interest-earning assets and the interest we pay on our funding.

Rounding

Certain percentages and other amounts included in this prospectus have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be an arithmetical aggregation of the figures that precede them.

Calculation of NPS

Net promoter score, or NPS, is a widely used survey methodology that measures the willingness of customers to recommend a company’s products and services. NPS measures satisfaction using a scale of zero to 10 based on a customer’s response to the question of how likely that person is to recommend us to a friend or colleague. Responses of nine or ten are considered “promoters.” Responses of seven or eight are considered neutral. Responses of six or less are considered “detractors.” The NPS, a percentage expressed as a numerical value, is calculated by subtracting the percentage of respondents who are detractors from the percentage who are promoters and dividing that number by the total number of respondents. The NPS calculation gives no weight to customers who decline to answer the survey question. Our NPS calculation as of a given date reflects the answers collected between the first and the last day of the month evaluated. We believe that NPS provides us with useful insight on our customers’ subjective perception and satisfaction with our products and services. We use this metric to monitor the effect our customer-focused initiatives have on our customers’ satisfaction.

Certain Performance Metrics

In this prospectus, we present the indicators of our performance described below. There is no standard definition for any of these indicators and our definition of these measures may differ from the definition used by other companies.

●	Active customers. Except for customers from our insurance brokerage and investment verticals, we define an active customer as a customer at any given date that was the source of any amount of revenue for us in the preceding three months. We calculate the number of active customers for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date. We calculate the number of active customers for our investment vertical as the number of individual accounts that have invested in our platform over the applicable period. We believe that active customers, as it reflects the number of customers with a certain engagement threshold, provides us useful insight on our capacity to retain the interest of previously acquired customers. We use this metric to monitor the effect of our customer-focused initiatives.
●	AUC. We calculate assets under custody, or AUC, as the market value of all retail customers’ assets invested through our investment platform. We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform. We use this metric to monitor the size of our investment platform.
●	Card TPV. We calculate the total payment value of our credit and debit cards, or Card TPV, as the total value of all payments made by our customers using our credit and debit cards, including withdrawal. We believe that Card TPV, as it reflects the total volume of transactions using our credit and debit cards without accounting for our operational efficiency, provides us useful insight on the appeal of our credit and debit cards. We use this metric to monitor the effect our customer-focused initiatives have on our ability to generate revenue from our credit and debit card products.
●	GMV. We calculate the gross merchandise value, or GMV, as the total value of all sales made or initiated through our e-commerce & on-demand services platform managed by Inter Shop (defined below). We believe that GMV provides us useful insight on the size of our e-commerce & on-demand services platform, as it reflects the total volume of transactions in our e-commerce & on-demand services platform without accounting for our operational efficiency. We use this metric to monitor the effect our customer-focused initiatives have on our ability to generate revenue from Inter Shop.
●	Take rate. We calculate take rate as the fee we charge on transactions performed by a third-party seller or service provider at Inter Shop’s platform (end-to-end or at an affiliate partner platform originated via Inter) as a percentage of the total transaction amount. We use take rate to monitor our overall ability to monetize our platform to third-party sellers and service providers in our e-commerce & on-demand services platform.

We also present CAGR measurements. CAGR (compound annual growth rate) is not a performance metric but a term that describes the geometric progression ratio that provides a constant rate of return over the time period in question. To calculate the CAGR, we divide the value of the period in question by its value for the earliest comparative period, raise the result to the power of one divided by the number of intervening periods, and subtract one from the subsequent result.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that we have filed with the SEC on Form F-4 under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. We have filed certain of these documents as exhibits to our registration statement, and we refer you to those documents. Each statement in this prospectus relating to a document filed as an exhibit to the registration statement of which this prospectus is a part is qualified in all respects by the filed exhibit.

Inter & Co has not filed any document with the SEC or any similar government authority, other than communications related to the Proposed Transaction and certain current reports furnished on Form 6-K. Inter & Co will file annual reports on Form 20-F and will continue to furnish reports on Form 6-K with the SEC under the rules and regulations that apply to foreign private issuers. As a foreign private issuer, Inter & Co and its respective shareholders are exempt from some of the reporting requirements of the Exchange

Act, including the proxy solicitation rules, the rules regarding the furnishing of annual reports to shareholders and Section 16 short-swing profit reporting for their respective officers, directors and holders of more than 10% of their shares. You may inspect and copy the reports and other information filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates You may obtain information on the operation of the Public Reference Room by calling the SEC at +1 (800) SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

As of the date of this prospectus, Banco Inter is subject to the informational requirements of the CVM and B3 and files reports and other information relating to its businesses, financial condition and other matters with the CVM and B3. You may read these reports, statements and other information about Banco Inter at the public reference facilities maintained by the CVM at http://www.gov.br/cvm and the website maintained by B3 at http://www.b3.com.br. The information included on or that can be accessed through the mentioned websites is not included in this prospectus or the registration statement and is not incorporated into this prospectus or the registration statement by reference.

The public filings with the SEC and the CVM of Inter & Co and Banco Inter are also available to the public free of charge through our internet website at <https://ri.bancointer.com.br/>. The information included on our website or that might be accessed through our website is not included in this prospectus or the registration statement and is not incorporated into this prospectus or the registration statement by reference. You may also request a copy of Inter & Co’s filings at no cost by contacting Inter & Co at the following address: Av. Barbacena, 1.219, 22nd floor, Santo Agostinho — Belo Horizonte, Minas Gerais, Brazil, Zip Code 30190-131.

EXCHANGE RATES

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, which resulted in increasing exchange rate volatility. Until early 2003, the real declined against the U.S. dollar. Between 2006 and 2008, the real strengthened against the U.S. dollar, except in the most severe periods of the global economic crisis. Given turmoil in international markets and then-applicable Brazilian macroeconomic outlook, the real depreciated against the U.S. dollar from mid-2011 to early 2016. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real devalued at a rate much higher than in previous years. Overall in 2015, the real depreciated 32%, reaching R$3.905 per US$1.00 on December 31, 2015. In early 2016, the real faced continuing fluctuations, primarily as a result of Brazil’s political instability, and appreciated against the U.S. dollar from March 2016 until early 2017. For most of 2017, the real continued to fluctuate, and has depreciated against the U.S. dollar since the beginning of 2018. Such depreciation and fluctuation continued throughout 2019. With the COVID-19 pandemic in 2020 and 2021, reais depreciated even further. On December 31, 2020 and 2021, the exchange rate for reais into U.S. dollars was R$5.197 and R$5.5805 per US$1.00, respectively, based on the selling rate as reported by the Central Bank. On March 31, 2022, the exchange rate for reais into U.S. dollars was R$4.7378 to US$1.00, representing a 15.1% appreciation of the Brazilian currency in the first three months of 2022. There can be no assurance that the real will not depreciate further against the U.S. dollar. The real may fluctuate against the U.S. dollar substantially in the future.

The Central Bank has intervened occasionally to attempt to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian federal government will continue to allow the real to float freely or will intervene in the exchange rate market by re-implementing a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar in the future.

Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian federal government in the future. See “Risk Factors — Risks Relating to Brazil — Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares”

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated, as reported by the Central Bank:

Year Ended December 31	Period-end	Average(1)	Low	High
2017	3.3080	3.1925	3.0510	3.3807
2018	3.8748	3.6558	3.1391	4.1879
2019	4.0307	3.9461	3.6519	4.2602
2020	5.1967	5.1552	4.0207	5.9366
2021	5.5805	5.3956	4.9206	5.8397

Month	Period-end	Average(2)	Low	High
July 2021	5.1216	5.1567	5.0055	5.2587
August 2021	5.1433	5.2517	5.1379	5.4274
September 2021	5.4394	5.2797	5.1576	5.4394
October 2021	5.6430	5.5400	5.3911	5.7117
November 2021	5.6199	5.5569	5.4171	5.6694
December 2021	5.5805	5.6514	5.5564	5.7372
January 2022	5.3574	5.5341	5.3574	5.7042
February 2022	5.1394	5.1966	5.0143	5.3284
March 2022	4.7378	4.9684	4.7378	5.1347
April 2022 (through April 13)	4.6811	4.6864	4.6175	4.7513

Sources: Central Bank.

(1)Represents the average of the exchange rates on the closing of each day during the year.
(2)Represents the average of the exchange rates on the closing of each day during the month

QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTION, THE BANCO INTER GENERAL MEETING AND INTER & CO

The following questions and answers are intended to briefly address some commonly asked questions regarding the Proposed Transaction, the Banco Inter General Meeting, Inter & Co and other matters. These questions and answers only highlight some of the information contained in this prospectus and may not contain all of the information that is important to you, current Banco Inter Shareholder. Please further refer to “Summary” and the more detailed information contained elsewhere in this prospectus and the exhibits to this prospectus, which you should read carefully and in their entirety.

Questions and Answers for Current Banco Inter Shareholders about the Proposed Transaction

What is the Proposed Transaction on which I am being asked to vote?

The Proposed Transaction consists of a corporate reorganization of Inter with the purpose of listing shares on Nasdaq that ultimately represent equity of Inter. Currently, Banco Inter Shares are listed on B3. Upon completion of the Proposed Transaction, we expect to list Inter & Co Class A Common Shares on Nasdaq, to list Inter & Co BDRs on B3 and to delist all Banco Inter Shares and Banco Inter Units from B3.

The completion of the Proposed Transaction is expected to occur on or about 35 days after the Banco Inter General Meeting, subject to the satisfaction of certain conditions described in this prospectus. The Proposed Transaction will consist of the two steps below, which are expected to be concluded substantially at the same time on the Closing Date:

●	Merger of Shares. Subject to the approval at the Banco Inter General Meeting, the merger of shares will be implemented through an incorporação de ações under the Brazilian Corporation Law. Pursuant to the Merger of Shares, each Banco Inter Share issued and outstanding immediately prior to the completion of the Proposed Transaction will be automatically contributed for their book value into HoldFin in exchange for a certain number of newly issued mandatorily redeemable preferred shares of HoldFin, determined pursuant to the Exchange Ratios, and Banco Inter will become a wholly owned subsidiary of HoldFin. Each Banco Inter Shareholder will receive Class A Redeemable Shares, unless such Banco Inter Shareholder has elected to receive Cash Redeemable Shares. The right to receive Cash Redeemable Shares is only available to Eligible Shareholders and is subject to proration pursuant to the Exchange Ratios as described in “Certain Defined Terms — Exchange Ratios.”
●	Redemption. Immediately after the Merger of Shares, HoldFin will redeem (i) all of its Class A Redeemable Shares and deliver to each holder thereof one Inter & Co BDR (which may be cancelled immediately thereafter, if such holder wants to receive the underlying Inter & Co Class A Common Shares) and (ii) all of its Cash Redeemable Shares and pay the applicable cash consideration to each holder thereof.

Immediately following the completion of the Proposed Transaction:

●	Banco Inter will be an indirect wholly owned subsidiary of Inter & Co.
●	The business conducted by Inter will be the same as prior to the Proposed Transaction.
●	If you did not validly exercise Withdrawal Rights or validly elect to receive Cash Redeemable Shares, you will become a shareholder of Inter & Co (initially, through the holding of Inter & Co BDRs, which can be cancelled to allow direct interest in Inter & Co through holding Inter & Co Class A Commons Shares).
●	The shareholders of Inter & Co will be essentially the same as the current shareholders of Banco Inter, except for those current Banco Inter Shareholders that have validly exercised Withdrawal Rights or elected to receive Cash Redeemable Shares.
●	The controlling shareholder of Inter, who currently exercise control through the ownership of a majority of Banco Inter Common Shares (53% of Banco Inter voting capital), will continue to control Inter’s business through the ownership of Inter & Co Class B Common Shares representing the approximately 80% of the voting power in Inter & Co.

What is the purpose of the Proposed Transaction and why is Inter proposing to create supervoting shares?

The purpose of the Proposed Transaction is to create a corporate structure that allows us to implement our growth strategy, while permitting Banco Inter to comply with regulatory restrictions imposed by the Brazilian Central Bank, or Central Bank. Under Central Bank regulations, a Brazilian financial institution is required to have a defined controlling shareholder or control group. Our controlling shareholder currently holds 53.1% of the voting capital of Banco Inter through the ownership of Banco Inter Common Shares. Our controlling shareholder also holds 8.9% of the Banco Inter Preferred Shares, for an aggregate ownership of 31.1% of Banco Inter’s share capital. Banco Inter Preferred Shares are permitted to vote in certain limited circumstances pursuant to the B3 Nível 2 listing rules. As Brazilian corporate law does not permit the issuance of nonvoting preferred shares in excess of 50% of the total capital of a Brazilian corporation, Banco Inter’s ability to raise additional equity to fund its growth strategy without resulting in a dilution of our controlling shareholder below 50% of Banco Inter voting capital is limited. For this reason, upon completion of the Proposed Transaction, our controlling shareholder will control Inter & Co and Banco Inter through the ownership of Inter & Co Class B Shares, which have 10 votes per share. This structure will permit us to raise additional capital in the form of equity in the future to implement our growth strategy, while preserving the control of our controlling shareholder.

What are the differences between the Proposed Transaction and the transaction submitted for approval at the November 25 Meeting?

The Proposed Transaction reflects certain adjustments to the transaction previously approved by Banco Inter Shareholders at the November 25 Meeting. These adjustments are described in “Differences between the Proposed Transaction and the transaction submitted for approval at the November 25 Meeting,” on page vi of this prospectus. We have also implemented certain governance improvements at Inter & Co, which are described in “Governance Improvements,” on page vii of this prospectus.

If the Proposed Transaction is concluded, what will I receive?

Subject to the approval of the Merger of Shares at the Banco Inter General Meeting and the satisfaction of the conditions described in this prospectus:

●	Each holder of Banco Inter Common Shares, Banco Inter Preferred Shares or Banco Inter Units will receive a number of Inter & Co BDR for each Banco Inter Common Share, Banco Inter Preferred Share or Banco Inter Units it holds determined based on the Exchange Ratios, unless such shareholder has elected to receive Cash Redeemable Shares (subject to proration) or to exercise Withdrawal Rights for its Banco Inter Shares.
●	Each Eligible Shareholder (including those that hold Banco Inter Shares through Banco Inter Units) that has elected to receive Cash Redeemable Shares will receive an amount in cash based on the Exchange Ratios, subject to proration if the aggregate amount to be disbursed by HoldFin to redeem Cash Redeemable Shares would exceed the Cash Redemption Threshold.

Following the Closing Date, any fractional Inter & Co BDRs will be grouped into whole numbers and sold on the open market managed by B3, as applicable. The net proceeds from the sale of the fractional Inter & Co BDRs will be distributed on a pro rata basis to the former Banco Inter Shareholders that held such shares. No additional consideration in cash or in kind will be paid by Inter & Co to Banco Inter Shareholders who opt to receive Inter & Co BDRs in connection with the Proposed Transaction. The sales price resulting from such sale may be less than the Cash Redemption Price.

The Exchange Ratios are defined on section “Certain Defined Terms.” The Exchange Ratios have been established so that each Banco Inter Shareholder (except those that receive Cash Redeemable Shares or exercise Withdrawal Rights) receives, upon completion of the Proposed Transaction, one Inter & Co BDR for any combination of six Banco Inter Common Shares or Banco Inter Preferred Shares that it holds (including Banco Inter Shares held as Banco Inter Units). This will result in each Banco Inter Shareholder receiving the same percentage of outstanding shares of Inter & Co as such Banco Inter Shareholder had of the total outstanding shares of Banco Inter immediately before completion of the Proposed Transaction, except for the effect of the cash redemption of the Cash Redeemable Shares (and any equity issuance for payment of such cash redemption) and the exercise of Withdrawal Rights.

In connection with the Proposed Transaction, HoldFin may be required to withhold Brazilian capital gain taxes due by certain non-Brazilian Banco Inter Shareholders that hold their investment under the special tax regime of CMN Resolution No. 4,373/2014, or 4,373 Holders. See “Material Tax Considerations — Material Brazilian Tax Considerations.”

Will all of Banco Inter Shareholders receive the same consideration?

All non-controlling shareholders of Banco Inter (including SoftBank, pursuant to the SoftBank Roll-Up as described herein) will receive the same consideration, based on the Exchange Ratios.

On the Closing Date, the controlling shareholder will hold 117,037,105 Inter & Co Class B Common Shares, which represents the same economic interest in Inter & Co as the controlling shareholder indirectly have in Banco Inter as of the date of this prospectus. However, while each Inter & Co Class A Common Share is entitled to one vote at the general meeting of Inter & Co, each Inter & Co Class B Common Share is entitled to 10 votes at the general meeting of Inter & Co. The controlling shareholder currently control our business through the indirect ownership of a majority of the voting capital of Banco Inter, in the form of Banco Inter Common Shares. Assuming that no Eligible Shareholder elects to receive Cash Redeemable Shares, Banco Inter controlling shareholder will hold 27.2% of the then-outstanding Inter & Co shares and 78.9% of the aggregate voting power of Inter & Co. Assuming that Eligible Shareholders elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold, Banco Inter controlling shareholder will hold 29.2% of the then-outstanding Inter & Co shares and 80.5% of the aggregate voting power of Inter & Co. The exact percentage of the then-outstanding Inter & Co shares and aggregate voting power of Inter & Co that will be held by the controlling shareholder upon completion of the Proposed Transaction will vary depending on the number of Eligible Shareholders that opt to receive Cash Redeemable Shares.

What is the purpose of the Proposed Transaction?

The purpose of the Proposed Transaction is to create a corporate structure that allows us to implement our growth strategy, while permitting Banco Inter to comply with regulatory restrictions imposed by the Central Bank. Under Central Bank regulations, a Brazilian financial institution is required to have a defined controlling shareholder or control group. Our controlling shareholder currently holds 53.1% of the voting capital of Banco Inter through the ownership of Banco Inter Common Shares. Our controlling shareholder also holds 8.9% of Banco Inter Preferred Shares for an aggregate ownership of 31.1% of Banco Inter’s share capital. Banco Inter Preferred Shares are permitted to vote in certain limited circumstances pursuant to the B3 Nível 2 listing rules. As Brazilian corporate law does not permit the issuance of nonvoting preferred shares in excess of 50% of the total capital of a Brazilian corporation, Banco Inter’s ability to raise additional equity to fund its growth strategy without resulting in a dilution of our controlling shareholder below 50% of Banco Inter voting capital is limited. Upon completion of the Proposed Transaction, our controlling shareholder will control Inter & Co and Banco Inter through the ownership of Inter & Co Class B Shares, which have 10 votes per share. This will permit us to raise additional capital in the form of equity in the future to implement our growth strategy, while preserving the control power of our controlling shareholder.

What happens if the Proposed Transaction is not approved at the Banco Inter General Meeting?

If the Proposed Transaction is not approved at the Banco Inter General Meeting, the Proposed Transaction will not become effective. In this case:

●	You will continue to hold your Banco Inter Shares.
●	Banco Inter Shares will remain listed on B3
●	Inter & Co will not have its Class A Common Shares listed on Nasdaq and you will not receive Inter & Co Class A Shares, Inter & Co BDRs or Cash Redeemable Shares.
●	You will not have Withdrawal Rights.

What happens if the Proposed Transaction is approved at the Banco Inter General Meeting but the Cash Redemption Threshold is exceeded?

If the aggregate amount to be disbursed by HoldFin to redeem Cash Redeemable Shares would exceed the Cash Redemption Threshold, each Eligible Shareholder that elected to receive Cash Redeemable Shares will receive a combination of Cash Redeemable Shares and Class A Redeemable Shares, as determined pursuant to the Exchange Ratios, as necessary to ensure that the aggregate amount of cash payable by HoldFin to Eligible Shareholders is not greater than the Cash Redemption Threshold. This is one of the key differences to the transaction approved at the November 25 Meeting (see “— Differences between the Proposed Transaction and the transaction submitted for approval at the November 25 Meeting”). Additionally, you may exercise your withdrawal rights pursuant to Brazilian law. For more information on Withdrawal Rights, see “Banco Inter General Meeting.”

When do you expect the Proposed Transaction to be concluded?

We expect the Proposed Transaction to close on or about 35 days after the Banco Inter General Meeting, subject to the approval of Banco Inter shareholders at the Banco Inter General Meeting and satisfaction of certain conditions. We cannot guarantee that the Proposed Transaction will be concluded within this timeframe.

Will the Inter & Co Class A Common Shares and the Inter & Co BDRs be traded on any stock exchange?

We expect that on or about the Closing Date of the Proposed Transaction the Inter & Co Class A Common Shares will be listed on Nasdaq under the symbol “INTR” and that the Inter & Co BDRs will be listed on B3 under the symbol “BIDD31.”

How do I elect to receive Inter & Co Class A Common Shares instead of Inter & Co BDRs?

At any time, and from time to time, on or after the Closing Date, a holder of Inter & Co BDR that wants to receive Inter & Co Class A Common Shares may request the cancellation of all or a portion of its Inter & Co BDRs by (a) instructing its broker or custodian operating in Brazil to cancel its Inter & Co BDRs with the BDR Depositary and (b) delivering evidence that all fees and potential taxes due in connection with this service were duly paid, as set forth in the deposit agreement. The cancellation instruction to the broker or custodian must include an appropriate brokerage account outside of Brazil to receive the underlying Inter & Co Class A Common Shares. No fees for cancellation of Inter & Co BDRs will be charged from investors during the first 30 days after the Closing Date.

Can I elect to receive cash instead of Inter & Co BDRs?

Yes, as long as you are an Eligible Shareholder. For a definition of Eligible Shareholder, see “Certain Defined Terms — Eligible Shareholder.” If you are an Eligible Shareholder and want to receive cash instead of Inter & Co BDRs, you must elect to receive Cash Redeemable Shares during the Cash Election Period (i) through the facilities of the Central Depositary of B3 (Central Depositária da B3) or (ii) for Banco Inter Shareholders holding Banco Inter Shares directly in the corporate books, through Banco Bradesco S.A., the registrar of Banco Inter Shares. A beneficial owner of Banco Inter shares must instruct its broker or custodian operating in Brazil of such election by the time indicated by such broker or custodian. Upon election to receive Cash Redeemable Shares, such Eligible Shareholder will no longer be permitted to trade its Banco Inter Shares (to the extent such Banco Inter Shares will be exchanged for Cash Redeemable Shares in the case of proration) and will not be able to opt to receive Inter & Co BDRs. The cash redemption of the Cash Redeemable Shares will occur on the Closing Date, which is expected to occur on or about 35 days after the Banco Inter General Meeting.

If the aggregate amount to be disbursed by HoldFin to redeem Cash Redeemable Shares would exceed the Cash Redemption Threshold, each Eligible Shareholder that elected to receive Cash Redeemable Shares will receive a combination of Cash Redeemable Shares and Class A Redeemable Shares, as determined pursuant to the Exchange Ratios, as necessary to ensure that the aggregate amount of cash payable by HoldFin to Eligible Shareholders is not greater than the Cash Redemption Threshold. Additionally, you may exercise your withdrawal rights pursuant to Brazilian law. For more information on Withdrawal Rights, see “Banco Inter General Meeting.”

What is the source of funds for redemption of the Cash Redeemable Shares?

HoldFin has obtained from certain Brazilian financial institutions a commitment letter to provide financing to redeem Cash Redeemable Shares up to the amount of the Cash Redemption Threshold. For additional detail on the terms of the Cash Redemption Financing, see “The Proposed Transaction — Cash Redemption Financing.” The incurrence of debt to make the cash payment to Banco Inter shareholders may adversely affect us. For more information, see “Risk Factors — Risks Relating to the Proposed Transaction and Inter & Co Common Shares — We may (through HoldFin) incur debt to make the cash payment to Banco Inter Shareholders that elect to receive Cash Redeemable Shares. Repayment of this debt may be made with distributions received from Banco Inter (including dividends or capital reduction) or with proceeds of future equity offerings of Inter & Co, which may adversely impact the value of Inter & Co Class A Common Shares.”

What happens if HoldFin does not obtain the Cash Redemption Financing?

HoldFin has obtained from certain Brazilian financial institutions a commitment letter to provide financing to redeem Cash Redeemable Shares up to the amount of the Cash Redemption Threshold.

The commitment letter for Cash Redemption Financing is subject to certain conditions, including the conclusion and execution of the definitive agreements, bringdown of representations and warranties of HoldFin, compliance with minimum regulatory capital requirements and payment of fees and other payment obligations under the commitment letter. Disbursement under the Cash Redemption Financing is a condition to the conclusion of the Proposed Transaction. If these conditions are not satisfied, we will not consummate the Proposed Transaction. See “Risk Factors — Risks Relating to the Proposed Transaction and Inter & Co Common Shares — Failure to conclude the Proposed Transaction after approval at Banco Inter Shareholders’ Meeting may adversely affect the market price of Banco Inter Shares.”

May I continue to be a shareholder of Banco Inter?

If the Proposed Transaction is concluded, you will not be able to continue to be a direct shareholder of Banco Inter, but you will be able to continue to be an indirect shareholder of Banco Inter through the ownership of Inter & Co Class A Common Shares or Inter & Co BDRs, as the case may be. Upon completion of the Proposed Transaction, Banco Inter will no longer have its shares listed on B3 or any other exchange and Banco Inter will become a wholly owned subsidiary of HoldFin.

Can the Proposed Transaction be unwound?

If the Proposed Transaction is concluded, the Proposed Transaction will not be unwound.

What conditions must be satisfied to complete the Proposed Transaction?

In addition to the necessary corporate approvals, completion of the Proposed Transaction is subject to certain additional conditions, including:

●	The post-effective amendment to the registration statement filed with the SEC on Form F-4 to effect the registration under the Securities Act of the Inter & Co Class A Common Shares to be issued to Banco Inter Shareholders (of which this prospectus is a part) shall have become effective prior to the Banco Inter General Meeting, no stop order suspending the effectiveness of the Form F-4 shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.
●	All of the conditions precedent to disbursement under the Cash Redemption Financing shall have been satisfied;
●	The Cash Redemption Price shall be approved by Banco Inter Shareholders at the Banco Inter General Meeting.
●	Approval of the minutes of the Banco Inter General Meeting by the Brazilian Central Bank.

For further details on closing conditions, see “The Proposed Transaction.”

Are any of the conditions precedent for the Proposed Transaction subject to waiver?

No.

Do I have withdrawal rights (direito de recesso) in connection with the Proposed Transaction?

Pursuant to Articles 137 and 252 of the Brazilian Corporation Law, if the Proposed Transaction is approved at the Banco Inter General Meeting, holders of Banco Inter Shares (including Banco Inter Shares held through Units) that do not vote in favor of the approval of the Merger of Shares or do not attend the Banco Inter General Meeting and who are holders of record of Banco Inter Shares on the Withdrawal Rights Record Date and hold their Banco Inter Shares through the Closing Date will have the right to withdraw their Banco Inter Shares for their book value, as of December 31, 2021, of R$3.30 per Banco Inter Share. For more detail about the Withdrawal Rights, see “Banco Inter General Meeting” below.

If you exercise Withdrawal Rights, you will receive a cash payment in the amount described in the prior paragraph and will not receive Inter & Co Class A Shares, Inter & Co BDRs or Cash Redeemable Shares.

You must hold Banco Inter Shares on the Withdrawal Rights Record Date and hold your Banco Inter Shares through the Closing Date of the Merger of Shares in order to validly exercise Withdrawal Rights. If you sell your Banco Inter Shares at any time after the Withdrawal Rights Record Date and prior to the Closing Date, you will not be permitted to exercise Withdrawal Rights. An investor who acquires Banco Inter Shares after the Withdrawal Rights Record Date will not be able to exercise Withdrawal Rights.

What is the difference between Withdrawal Rights and the right to receive Cash Redeemable Shares?

Cash Redeemable Shares are one of the possible considerations for the contribution of Banco Inter Shares into HoldFin, as part of the Merger of Shares. Each Eligible Shareholder (including those that hold Banco Inter Shares through Banco Inter Units) that has elected to receive Cash Redeemable Shares will receive the Cash Redemption Price, which is R$38.70, as adjusted by the DI Rate from the date of the Banco Inter General Meeting to the Closing Date for each Banco Inter Common Share or Banco Inter Preferred Share (including in the form of Banco Inter Units) that it holds (subject to proration if the aggregate amount to be disbursed by HoldFin to redeem Cash Redeemable Shares would exceed the Cash Redemption Threshold).

Withdrawal Rights (direito de recesso) are a statutory right provided by the Brazilian Corporation Law to shareholders that (i) do not vote in favor of the approval of the Merger of Shares, or do not attend the meeting, and (ii) exercise the Withdrawal Rights within 30 days as from the date on which the minutes of the Banco Inter General Meeting are published. A Banco Inter Shareholder that exercises Withdrawal Rights will receive a cash payment based the book value of Banco Inter Common Shares as of December 31, 2021, which was R$3.30 per Banco Inter Share. The consideration payable in connection with the exercise of Withdrawal Rights is expected to be significantly less than the amounts payable in connection with the redemption of Cash Redeemable Shares.

We assume that no holder of Banco Inter Shares will exercise Withdrawal Rights, because the cash amount payable to Banco Inter Shareholders who elect to receive Cash Redeemable Shares is significantly higher than the book value of Banco Inter Shares payable to those that exercise Withdrawal Rights.

Questions and Answers About the Banco Inter General Meeting

What corporate approvals are needed for the Proposed Transaction?

The Proposed Transaction was approved by the directors of Banco Inter on April 15, 2022. The Proposed Transaction is subject to the approval of Banco Inter Shareholders at the Banco Inter General Meeting. In order to approve the Merger of Shares, holders of at least the majority of the outstanding Banco Inter Common Shares and Banco Inter Preferred Shares (including holders through Banco Inter Units, but not including the Banco Inter Shares held by our controlling shareholder or its related parties, or by directors or officers of Banco Inter), voting together, must vote in favor of the Proposed Transaction.

The Proposed Transaction was approved by the directors of Inter & Co, Inc. on March 31, 2022. The Merger of Shares and other steps for the Proposed Transaction are also subject to the approval of the shareholders’ meeting of HoldFin and board of directors of Inter & Co, as the shareholder of HoldFin. We expect these approvals to be obtained prior to, or concurrently with, the Banco Inter General Meeting.

Where and when will the Banco Inter General Meeting be held?

TIME AND DATE: May 12, 2022, 10:30 a.m. (Belo Horizonte time)

PLACE: Banco Inter General Meeting will occur virtually, through an electronic platform. There is no physical location for the Banco Inter General Meeting.

AGENDA: Consider and vote on the Merger of Shares, a corporate transaction through which each Banco Inter Share issued and outstanding immediately prior to the completion of the Proposed Transaction will be automatically contributed for their book value into HoldFin in exchange for a certain number of newly issued HoldFin Redeemable Shares, determined pursuant to the Exchange Ratios, pursuant to the Merger of Shares Protocol. The agenda for the meeting will also include other related items required for delisting Banco Inter Shares from B3, including the approval of the Cash Redemption Price.

For additional information about the Banco Inter General Meeting, see “Banco Inter General Meeting.”

What is the quorum for installation of the Banco Inter General Meeting?

The Banco Inter General Meeting will be installed on first call if attended by shareholders representing collectively: (i) 20% of the outstanding Banco Inter Common Shares and Banco Inter Preferred Shares (including holders through Banco Inter Units, but not including the Banco Inter Shares held by our controlling shareholder or its related parties or by directors or officers of Banco Inter) and (ii) 2/3 of Banco Inter total share capital (including shares held by our controlling shareholder, by their related parties, and by directors or officers of Banco Inter). If the attendance requirement is not met for the Banco Inter General Meeting on first call, the Banco Inter General Meeting will be reconvened at a date and time at least eight calendar days after the date and time scheduled for the Banco Inter General Meeting on first call. The Banco Inter General Meeting will be installed on second call with any percentage of holders present at the meeting following second call.

Will the controlling shareholder of Banco Inter be permitted to vote at the Banco Inter General Meeting?

Our controlling shareholder, through HoldFin, will not be permitted to vote at the Banco Inter General Meeting, as per determination of B3 pursuant to Ofício 141/2021-DIE, dated April 12, 2021 and Ofício 13/2022-DIE, dated January 19, 2022, both issued by B3 in connection with the Proposed Transaction.

Will SoftBank be prohibited from voting at the Banco Inter General Meeting?

No. Although B3 has not issued an opinion on Softbank ability to vote at the Banco Inter General Meeting, in response to our request and the determination of B3 pursuant to Ofício no. 122/2022-DIE, dated April 13, 2022, SoftBank will be considered part of Banco Inter’s free float. As a result, SoftBank will not be prohibited from voting at the Banco Inter General Meeting.

Are any Banco Inter Shareholders already committed to vote in favor of the proposal to approve the Proposed Transaction?

We have not received any formal commitments to vote in favor of the Proposed Transaction yet. SoftBank, one of our major shareholders, has expressed its willingness to support the transaction.

May I attend the Banco Inter General Meeting?

All shareholders of Banco Inter are welcome to attend the Banco Inter General Meeting. The Banco Inter General Meeting will be a completely virtual meeting of shareholders, which will be conducted exclusively by webcast. You will only be entitled to participate in the Banco Inter General Meeting if you are a shareholder of Banco Inter as of the date of the Banco Inter General Meeting, or if you hold a valid proxy for the Banco Inter General Meeting. No physical meeting will be held.

To participate in the Banco Inter General Meeting you will need to review the information included on the notice of the Banco Inter General Meeting and in the documents relating thereto and register to attend the Banco Inter General Meeting in up to two days before the date of the Banco Inter General Meeting. The instructions for registration will be available in the notice of the Banco Inter General Meeting and/or in the documents relating thereto. Banco Inter Shareholders that timely register to attend the Banco Inter General Meeting will receive further instructions from Banco Inter by e-mail to access the Banco Inter General Meeting webcast.

You will be able to attend the Banco Inter General Meeting online and submit your questions during the meeting. You also will be able to vote your shares online by attending the Banco Inter General Meeting webcast.

The documents and instructions for attendance of the Banco Inter General Meeting may be found at Banco Inter’s and CVM’s website.

May I vote at the Banco Inter General Meeting?

If you hold Banco Inter Common Shares, Banco Inter Preferred Shares or Banco Inter Units, you may vote at the Banco Inter General Meeting, provided that you properly register to attend the Banco Inter General Meeting. For more information, see “ — May I attend the Banco Inter General Meeting?,” above.

How can I attend and vote on the Banco Inter General Meeting?

Banco Inter will convene the Banco Inter General Meeting by publishing a notice in a major Brazilian newspaper (Estado de Minas). The first call notice must be published not less than three times, beginning at least 21 calendar days prior to the Banco Inter General Meeting date. On the second call, the notice must be published not less than three times, beginning at least eight calendar days prior to the Banco Inter General Meeting date.

Shareholders may attend the Banco Inter General Meeting: (i) in person, if an individual; (ii) by its legal representatives, if a legal entity (company or investment fund) or (iii) by proxy, provided the shareholder complies with the applicable rules. For more information, see “Banco Inter General Meeting — Manner of Voting.”

The documents necessary for participating in the Banco Inter General Meeting may be sent to Banco Inter prior to the date for which the meeting was called in order for the company to evaluate the request and grant access to the Banco Inter General Meeting to the shareholder, if that is the case. The documents necessary for participating in the Banco Inter General Meeting are available at Banco Inter’s Investor Relations website (ri@bancointer.com.br) and have been disclosed to the market on April 20, 2022. The information included on our website or that might be accessed through our website is not included in this prospectus or the registration statement and is not incorporated into this prospectus or the registration statement by reference.

With respect to the approval of the Merger of Shares, each Banco Inter Common Share and each Banco Inter Preferred Share is entitled to one vote at the Banco Inter General Meeting.

What happens if I do not vote?

If you are a Banco Inter Shareholder and you do not vote, you will receive the same treatment as the other Banco Inter Shareholders. If the Proposed Transaction is not approved at the Banco Inter General Meeting, you will continue to hold your Banco Inter Shares. If the Proposed Transaction is approved at the Banco Inter General Meeting, you may elect to receive Cash Redeemable Shares during the Cash Election Period, if you are an Eligible Shareholder. If you hold Banco Inter Shares, you will have the option to exercise Withdrawal Rights (as long as you held your Banco Inter Shares on the Withdrawal Rights Record Date, and continued to hold your Banco Inter Shares through the Closing Date). If you do not exercise your Withdrawal Rights or validly opt to receive Cash Redeemable Shares, you will automatically receive the applicable number of Inter & Co BDRs, based on the number of Banco Inter Shares that you own. See “The Proposed Transaction.”

Does the board of directors of Banco Inter recommend the Proposed Transaction?

On April 15, 2022, after careful consideration, and following the recommendation of the independent directors, the board of directors of Banco Inter unanimously (i) approved, adopted and declared advisable the Proposed Transaction, including the Exchange Ratio, (ii) determined that it is fair to and in the best interests of Banco Inter and its shareholders that Banco Inter consummate the Proposed Transaction considering the potential benefits of the Proposed Transaction, described in “Questions and Answers about the Proposed Transaction, the Banco Inter General Meeting and Inter & Co — Questions and Answers for Current Banco Inter Shareholders about the Proposed Transaction — What is the purpose of the Proposed Transaction?” (iii) directed that the Proposed Transaction be submitted to the approval of Banco Inter Shareholders and (iv) recommended that Banco Inter Shareholders vote their Banco Inter Shares in favor of the approval of the Proposed Transaction at the Banco Inter General Meeting.

What is this document and why am I receiving it?

This document is a prospectus of Inter & Co relating to the Inter & Co BDRs that will be issued as the consideration upon completion of the Proposed Transaction, which Inter & Co BDRs will represent one Inter & Co Class A Common Share, which will be listed on Nasdaq. It also informs Banco Inter Shareholders of the upcoming Banco Inter General Meeting at which Banco Inter Shareholders will vote on, among other things, the Merger of Shares Protocol, and provides details of the consideration Banco Inter Shareholders will receive upon completion of the Proposed Transaction. You should carefully review this prospectus, because, as a holder of Banco Inter Shares, you will be entitled to vote at the Banco Inter General Meeting that has been called in order for Banco Inter Shareholders to approve the Merger of Shares.

Questions and Answers About Inter & Co

Who is Inter & Co?

Inter & Co (previously named Inter Platform, Inc.) is incorporated as an exempted company with limited liability in the Cayman Islands. Inter & Co is currently a holding company through which the controlling shareholder and another founding shareholder of Banco Inter hold their Banco Inter Shares. As of the date of this prospectus, Inter & Co does not own any material assets other than shares of HoldFin, and HoldFin does not hold any material assets other than Banco Inter Shares. Neither Inter & Co nor HoldFin has any material liability or contingency. Immediately prior to the Closing Date, Inter & Co will not own any material assets other than shares of New LA BI LLC, an intermediary holding company organized under the laws of Delaware, or New LLC, which will not own any material assets other than shares of HoldFin, and HoldFin will not own any material assets other than Banco Inter Shares. Therefore, the business of Inter & Co and its consolidated subsidiaries is the same as the business of Banco Inter and will remain the same immediately following the Proposed Transaction.

Who will be the shareholders of Inter & Co after completion of the Proposed Transaction?

If the Proposed Transaction is concluded, the same shareholders of Banco Inter will be shareholders of Inter & Co, except for the shareholders that exercise Withdrawal Rights or validly elect to receive Cash Redeemable Shares. Upon conclusion of the Proposed Transaction, Inter & Co will have up to 429,767,274 common shares issued and outstanding or issuable upon the cancellation of the Inter & Co BDRs to which they relate. Those common shares will be divided into:

●	312,730,169 Class A Common Shares and 117,037,105 Class B Common Shares, assuming that no Eligible Shareholder elects to receive Cash Redeemable Shares; or
●	283,500,478 Class A Common Shares and 117,037,105 Class B Common Shares, Assuming that Eligible Shareholders elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold.

Inter & Co Class B Common Shares will be held by Banco Inter controlling shareholder. Inter & Co may issue additional Class A Common Shares to fund the payment of the Cash Redemption Price.

Will I have voting rights as a holder of Inter & Co Class A Common Shares or Inter & Co BDRs?

Yes, each Inter & Co Class A Common Share (including Inter & Co Class A Common Shares held as Inter & Co BDRs) is entitled to one vote. The controlling shareholder will own Inter & Co Class B Common Shares, and each Inter & Co Class B Common Share is entitled to 10 votes. See “Inter & Co — Share Capital and Constituent Documents.” The procedure for voting if you hold Inter & Co BDRs may be different. For more information, see “Description of BDRs and Deposit Agreement.”

Will I have the right to receive dividends, as a holder of Inter & Co Class A Common Shares or Inter & Co BDRs?

Yes. Each Inter & Co Class A Common Share (including Inter & Co Class A Common Shares held as Inter & Co BDRs) and Inter & Co Class B Common Share is entitled to receive dividends, if and when approved by the board of directors of Inter & Co and subject to the existence of distributable reserves of Inter & Co. A holder of an Inter & Co Class A Common Share (including Inter & Co Class A Common Shares held as Inter & Co BDRs) is entitled to receive the same amount of dividends per share as a holder of an Inter & Co Class B Common Share. For further information on dividends, see “The Proposed Transaction — Dividend Information.”

What are the differences between Inter & Co Class A Common Shares and Inter & Co Class B Common Shares?

Each Inter & Co Class A Common Shares is entitled to one vote per share and each Inter & Co Class B Common Shares is entitled to 10 votes per share.

Holders of Inter & Co Class A Common Shares do not have preemptive rights. Holders of Inter & Co Class B Common Shares are entitled to maintain a proportional ownership and voting interest in the event that additional Inter & Co Class A Common Shares are issued. As such, except for certain exceptions, if Inter & Co increases its share capital or issue Inter & Co Class A Common Shares, it must first make an offer to each holder of Inter & Co Class B Common Shares to issue to such holder on the same economic terms such number of Inter & Co Class A Common Shares and Inter & Co Class B Common Shares, as applicable, as would ensure such holder may maintain a proportional ownership and voting interest. This right to maintain a proportional ownership interest may be waived by the holders of two-thirds of the Class B Common Shares pursuant to an SEC-registered public offering of Class A Common Shares. Pursuant to Inter & Co’s Articles of Association, preemptive rights will be deemed waived to the extent a holder of Class B Common Shares does not exercise them within 30 days of the offer to such holder of Class B Common Shares.

Inter & Co has applied to list Inter & Co Class A Common Shares on Nasdaq. Inter & Co Class B Common Shares will not be listed on any exchange and, pursuant to the Inter & Co Articles of Association, each Class B Common Share may be converted into one Class A Common Share (i) upon delivery of notice to Inter & Co, at its registered office, in the form described in our Articles of Association, or (ii) automatically upon any transfer of such Class B Common Share, whether or not for value, except for certain limited transfers described in our Articles of Association. Class B Common Shares may also be converted into Class A Common Shares in other circumstances. Only the controlling shareholder will hold Inter & Co Class B Common Shares.

The rights of the two classes of common shares are otherwise identical. See “Inter & Co — Share Capital and Constituent Documents.”

Can I convert my Inter & Co Class A Common Shares into Inter & Co Class B Common Shares?

No. Inter & Co Class A Common Shares are not convertible into Inter & Co Class B Common Shares.

What are the differences between the rights of Banco Inter Shareholders and holders of Inter & Co Shares?

Rights of shareholders of Inter & Co and rights of Banco Inter Shareholders may be significantly different. While Banco Inter is a Brazilian corporation is listed on B3, and subject to Brazilian Corporation Law, CVM and Central Bank regulation and B3 Nível 2 listing rules, Inter & Co is a Cayman exempt corporation, subject to the Companies Act, SEC regulation and Nasdaq listing rules. For a summary of the material differences between the rights of Banco Inter Shareholders and Inter & Co shareholders, see “Comparison of the Rights of Holders of Inter & Co Shares and Banco Inter Shares.”

Additionally, in connection with the listing of Inter & Co BDRs, Inter & Co expects to apply to have its BDRs classified as Level II BDRs pursuant to Brazilian regulation, in which case Inter & Co will be required to comply with certain disclosure requirements set forth in the Brazilian regulation, including annually filing a formulário de referência (a document which contains financial, legal and operating information about the filer), providing quarterly financial information and certain periodical filings disclosing material events.

Questions and Answers About Other Issues

Can I sell my Banco Inter Shares after the Banco Inter General Meeting?

Subject to the observance of applicable legal requirements, Banco Inter Shares will continue to be listed on B3 and be eligible for trading over B3 under their existing ticker symbol until the Closing Date. However, if you exercise your Withdrawal Rights or validly elect to receive Cash Redeemable Shares (to the extent such Banco Inter Shares will be exchanged for Cash Redeemable Shares in the case of proration), you will not be allowed to trade your Banco Inter Shares.

Will I have to pay any brokerage commission in connection with the Proposed Transaction?

You will not have to pay brokerage commissions if your Banco Inter Shares are registered in your name. If your Banco Inter Shares are held through a bank or broker or a custodian linked to a stock exchange, you should consult with them as to whether or not they charge any transaction fee or service charges in connection with the Merger of Shares or the other elements of the Proposed Transaction.

What are the U.S. federal income tax consequences of the Proposed Transaction to Banco Inter Shareholders?

We expect that the exchange of Banco Inter Shares for the consideration in the Proposed Transaction will be a taxable transaction for U.S. federal income tax purposes. Gain or loss realized by a U.S. Holder (as defined herein) on the exchange generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder has held the Banco Inter Shares for more than one year. However, in the event that the United States Internal Revenue Service (the “IRS”) were to characterize a U.S. Holder’s transfer of Banco Inter Shares in the Proposed Transaction as part of a single integrated transaction including previous transfers of

Banco Inter Shares to Inter & Co, a U.S. Holder may not be permitted to recognize loss in connection with such U.S. Holder’s transfer.

You should read the section entitled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations” for more information on the U.S. federal income tax consequences of the Proposed Transaction and you should consult your own tax advisors regarding the tax consequences of the Proposed Transaction in your particular circumstances.

What are the Brazilian income tax consequences of the Proposed Transaction to Banco Inter Shareholders?

The Merger of Shares (incorporação de ações) of Banco Inter Shares into HoldFin and the subsequent redemption of HoldFin Redeemable Shares may trigger the recognition of gains subject to taxation in Brazil. The tax rates applicable to these gains would depend on the type, domicile and regime of the corresponding holder. You should read the section entitled “Material Tax Considerations — Material Brazil Income Tax Considerations” for more information on the Brazil income tax consequences of the Proposed Transaction. This section also describes the income tax treatment applicable to dividends or other similar income arising from Class A Common Shares and BDRs earned by Brazilian holders, which may be subject to income tax in accordance with the applicable regime for investments held outside Brazil. Such rules are different from the rules applicable to direct investments in a Brazilian company (such as Banco Inter) and do not provide for certain benefits such as the tax exemption on the distribution of dividends.

You should consult your own tax advisors regarding the tax consequences of the Proposed Transaction in your particular circumstances.

What will be the accounting treatment of the Proposed Transaction?

Under IFRS as issued by the IASB, the Proposed Transaction will be a reorganization under common control accounted for by Inter & Co on a book value basis.

Are there risks associated with the Proposed Transaction?

Yes. There are a number of risks related to the Proposed Transaction that are discussed in this prospectus. In evaluating the Proposed Transaction, before making any decision on whether and how to vote, you are urged to read carefully and in its entirety this prospectus, in particular the section entitled “Risk Factors.”

Who can help answer my questions?

The information provided above in the question-and-answer format is for your convenience only and is merely a summary of some of the information contained elsewhere in this prospectus. You should read carefully the entire prospectus, including the information in the exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

If you have any questions about the Proposed Transaction, Banco Inter and Inter & Co’s investor relations office can be reached at: phone: + 55 (31) 2138-7974, email: ri@bancointer.com.br.

SUMMARY OF INTER

The following is a summary that highlights information contained in this prospectus. This summary may not contain all the information that is important to you. For a more complete description of our business, see “Information About Banco Inter.” We encourage you to read carefully this entire prospectus, including the Exhibits to the registration statement of which this prospectus is a part.

Overview

Our Mission and Vision

Our mission is to bring the breadth of possibilities of the offline world to the palm of our customer’s hands, with the convenience and scalability of a digital native mobile experience.

We began our Inter journey as a regional neobank, which is a financial institution that operates exclusively online, without a physical branch network. We were attracted to a market that we believed was ripe for disruption given the lack of focus on what truly mattered: the customer. This market has a high degree of market concentration among incumbents in the Brazilian financial industry. We believe that these incumbents have significant legacy infrastructures, which hinder their ability to build and deploy technology to reduce costs and enable the creation of an architecture scalable enough to serve the full extent of the addressable market.

We have quickly understood that consumers generally seek a singular online experience to digitally solve their daily complexities, from paying bills in a fully digital format to buying daily essentials through an integrated e-commerce solution. With the strategic motivation of satisfying these customers, we have built our Super-App, which we believe is the most comprehensive mobile application globally by breadth of services. Our Super-App allows our customers to capitalize on the full extent of our technology to solve many of their daily financial and non-financial needs, transcending financial services into e-commerce and broader internet-related solutions across our six ecosystem verticals, which interact in highly synergistic and self-reinforcing fashion. Our six ecosystem verticals are:

●	Banking, which offers a fully-digital account that allow customers to pay bills, spend on and offline, transfer cash, amongst other features.
●	Credit, which enables select customers to fund their life ambitions.
●	E-commerce & on-demand services platform, which brings an ever-growing set of products and on-demand services to our customers.
●	Investments, which offers an open marketplace for investments that helps and inspires a growing number of our customers to invest for their future.
●	Insurance brokerage, which enables our customers to purchase protection from unexpected events.
●	Cross-border services, which proposes to create a global mobile application by leveraging on the experience we acquired by creating our Super-App and which the acquisition of USEND will serve as our stepping stone.

We strive to deliver this ever-growing immersive digital experience to our customers, through a concept that we refer to as “Everything, Everywhere.”

Our Scalability Journey: Creating New Markets as We Chart New Territory

We have built a rapidly growing ecosystem of intertwined financial and non-financial services and products, which allow customers to solve many of their daily needs in one Super-App. Since our initial public offering in Brazil in 2018, we have launched new product functionalities and services, an effort that is powered by over 1,300 technology focused team members. As we think about new verticals and launch products, we are focused on gathering data to extract insights on product suitability and traction. This has allowed us to test-launch many product functionalities over time. Our six core verticals are organized to serve individual customers, Small and Medium Business (SMBs) and third-party partners including online stores, D2C (Direct to Consumer) sellers, travel agencies, restaurants, investment managers and insurers.

Our corporate agility and technological capabilities have enabled us to perform a full cycle of product development in a very short timeframe. With the extensive use of data, our employees are able to quickly measure the results of our product launches, getting quick feedback from our customer base, reassessing the potential of the product, making improvements and focusing our resources to deliver the best solutions to our customers. Our overarching strategic principle as it pertains to new product launches encapsulates creating opportunities for significant upside optionality from a monetization perspective, with very limited initial capital deployment and no interference in our existing, highly curated and intuitive customer journey. This process also enables us to enter in many verticals, basing our decisions on extensive data which support attractiveness of an opportunity prior to capital allocation and scaling.

Our product launching capabilities and speed to market is enabled by an entrepreneurial team and our access to modern cloud-based tech-stack backed by a modular architecture that enables our approach of continuously expanding our products and services to flourish. Our application layer is composed of over 2,600 microservices in a modern, decoupled and cloud-native architecture enabling agility, security and scalability to foster our business avenues. As we develop and launch new products, we only need to add new microservices and plug in to the current infrastructure, without rebuilding the existing one. This modularity was a critical part of what allowed Inter expand into the six verticals with the agility of a plug-and-play model and will continue playing an important role on our journey.

Each of our six verticals is in turn comprised of a wide range of sub-set solutions which are designed to drive customer engagement and retention and maximize our long-term unit economics:

Banking — Our Foundational Digital Product:

When we conceived our foundational product, millions of customers in Brazil were unbanked or poorly served by legacy financial institutions. This is still the case, but we believe we have been a catalyzer and one of the key contributors to the democratization of transparent financial services in Brazil over the last five years.

●	Our solution provides customers, with a tech enabled digital account for individuals and small businesses, empowering them to access a wide range of useful products, including bill payments, transfers on-platform (e.g., payments to purchases made at our e-commerce platform) and off-platform (e.g., transfers to other banks), withdrawals, debit cards, instant payment, or PIX, pre-paid mobile recharge credits, among others.
●	These features accelerate financial freedom for our customers, who are able to use their digital account to build an online transacting history. In turn, this enables access to other services in our ecosystem, such as pre-approved credit limits, Buy-Now-Pay-Later, or BNPL, within our e-commerce vertical, which drive engagement, customer life-time value and ultimately our full profitability potential.
●	Our digital native, customer-centric culture allowed us to deliver these services with a highly differentiated user experience, as evidenced by our net promoter score, or NPS, of 83 points in December 2021.

Credit:

Our offering within this vertical includes real estate credit (including residential mortgages and home equity), credit to small-medium enterprises, or SMEs, payroll loans, financing to agribusiness and credit cards. Our loan portfolio has reached R$17.2 billion as of December 31, 2021, representing 96% growth compared to December 31, 2020 and 260% growth since December 31, 2019.

●	The wealth of data we are able to collect from our customers across our verticals has powered our ability to get to know our customer very well, albeit in a digitally and data-enabled fashion.
●	The strength of our primary digital banking customer relationship, characterized by our deposit strength, generates a strong advantage, which enables the growth of our portfolio and extract optimized risk-adjusted lending decisions and return profiles.

*Loan portfolio consist of loans and advances gross of provision for expected loss.

E-commerce & on-demand services platform:

In November 2019, we launched our e-commerce solution. Our initial vision for the e-commerce offering stemmed from our desire to continue increasing our ability to leverage on our primary banking relationship status to improve our ability to garner customer attention, frequency, recurrence and bundling.

●	Since then, our e-commerce has grown to offer other on-demand services and delivered R$3.5 billion in our gross merchandise value, or GMV, in 2021, representing a 201% increase compared to 2020. This figure is particularly relevant given the size of the Brazilian e-commerce market, which was R$125.9 billion in 2020, according to Euromonitor.
●	Our relevance in the market from a GMV standpoint enables us to generate significant revenues from bringing customers and sellers together, and such revenues can be used to boost our margins or providing customers with cashback to increase engagement and retention.

●	The integrated e-commerce & on-demand services platform experience allows us to maximize the array of potential offerings to our customers. For example, we can offer our customers differentiated BNPL payment options in a closed-loop channel, which drives margin and enhances returns. We can also use the e-commerce & on-demand services platform vertical to provide customers with incentives to save and fund our balance sheet via deposits.
●	Since having launched our integrated e-commerce & on-demand services experience, we have enhanced this vertical to become what we believe to be a very broad internet hub offering customers digital arcade gaming, gift cards, travel & leisure, food delivery, restaurant loyalty subscriptions, mobile connectivity, cash back on gas refueling, among others. We have also leveraged our cashback policies to boost our growth, attracting new customers and enhance the adoption of Intershop by current banking customers.

Investments:

Our investment platform in Brazil offers customers the ability to invest in over 400 investment funds from 140 different asset managers, including fixed-income funds, mutual funds, top-tier hedge funds, as well as direct investments in bonds and stocks.

●	Additionally, through our Super-App we enable our customers to seamlessly access the platform from Apex Clearing Corporation, or Apex, which allows our customers to open an account with Apex and access a trading platform provided by Apex for an investment experience within our Super-App to trade stocks in Nasdaq and NYSE. This feature allows customers to further diversify their risk into stocks in the United States and allocation strategies via the Apex platform.
●	Education in the form of research and community engagement is a core part of our experience, as many of our customers are first-time investors and require educational information and suggestions about optimal investment portfolio allocation.
●	As of December 31, 2021 we had 2.0 million active customers in our Investments vertical, representing 60% growth since December 31, 2020 and a penetration, defined as active investment customers divided by total customers, of 11.9%. In terms of assets under custody, or AUC, as of December 31, 2021, we have reached R$51.7 billion, which corresponds to a 17% growth compared to December 31, 2020, with R$5,890 in average holdings per active customer as of December 31, 2021.
●	In addition to offering customers a wide range of investment alternatives, in a transparent and low-cost format, this vertical stimulates cross-selling and helps us to achieve the position of primary bank of choice for many our customers (based on our customers’ responses to a survey conducted through our app) leading to more frequency, higher retention and lower churn over time.
●	One example of the synergistic aspects of this vertical can be seen in how we incentivize customers to build their investment portfolios within our ecosystem, by providing active customers with unique credit card products, which leads to better engagements and increase of our average revenue per customer.

Insurance brokerage:

Supplementing our core digital banking offerings, we also offer, as a broker, an in-app insurance product suite focused on low complexity and high recurrence products at the same time as offering a complete portfolio.

●	Inter Insurance acts as an insurance broker in Brazil for 18 different insurance solutions tailored to each specific customer journey while offering an integrated experience. By continuously monitoring customer transactions and data, we frequently reassess our current portfolio and include new products.
●	Our insurance vertical relies on distribution partnerships with globally renowned insurance brands. Some of our commercial partnerships involve exclusive distribution agreements with respect to specific products with Liberty Seguros (part of the Liberty Mutual Group) and Sompo Seguros (part of Sompo Holdings group), which allowed us to customize each solution to address a specific need of our customers.
●	We continue enhancing our insurance platform and transforming the way our customers engage with financial services by removing transaction costs at each transaction journey that our customers take with us such as embedding a gadget insurance in an Inter Shop purchase or embedding a travel insurance in an Inter Travel sale (Inter Travel is our platform to sell airline tickets).
●	Besides our current insurance products, Inter Insurance also provides a platform for health and wellness products. This wellness platform already offers solutions such as dental and health plans, and we expect to launch a telemedicine solution.
●	In fact, we have experienced an increased penetration of cross-sell within this product line, which has allowed us to continue to grow our customer lifetime value, while benefiting from increased cost scaling across our platform

Cross-border services:

With our comprehensive Super-App, we see an immense opportunity to leverage on everything that we learned and delivered throughout our journey in Brazil into other regions of the world. In January 2022, we acquired USEND, a remittance platform and global digital account with almost 150,000 customers, in order to accelerate our international expansion plan and to be the stepping stone of our global strategy.

●	USEND is an U.S.-based company with experience in the foreign exchange and financial services, offering, among other products, a digital global account solution for carrying out money transfers between countries. USEND also has licenses to act as a money transmitter in more than 40 U.S. States, and offer U.S. residents services such as digital wallet, debit card, bill payment, among others.
●	We plan to use USEND as a stepping stone to our financial activities into the United States, expanding the offer of financial and non-financial products for both U.S. residents and its Brazilian customers, integrating USEND’s solutions to our platform.
●	We have already integrated USEND with GO Inter, our United States e-commerce and on-demand services platform that has over 100 international brands, as a first step to take our Super-App experience into the United States. USEND customers will now be also able to use their balances to shop in eleven categories of consumer goods, which we believe should increase user engagement and create momentum for growth in the United States.

What we have achieved so far

Throughout our journey of innovation and entrepreneurship, we sought to build and scale a Super-App that simplified people’s lives by combining best user experience with simplicity and transparency. As we continue to fulfill our customer’s everyday needs everywhere, the success of our strategy is reflected in the growth that we have experienced and in our operational results.

We have grown significantly since the launch of our digital account in 2015. As of December 31, 2021, we had 16.3 million customers, from over 532,000 customers at the time of our Brazilian initial public offering on B3 in 2018. This represents a compound annual growth rate, or CAGR, of 135%. This growth has only been possible due to our continuous launch of products, increasing customer engagement and high satisfaction rates evidenced by our high NPS of 83 in December 2021. For details on how we calculate CAGR, see “Presentation of Financial and Other Information — Certain Performance Metrics”.

We believe our customers, who use our platform for their everyday needs, and their high level of engagement drive our growth. As we accelerated the launching of new products and verticals, the increasing customer engagement supported the perception of value of our Super-App.

Our high NPS illustrates the likelihood of our customers recommending Inter to friends and family members, which generates an organic flow of new customers. This strategy enables us to support significant growth without increasing investments in customer acquisition.

The expansion of our portfolio of products and the intensive levels of engagement by our customers contributes to our ability to cross-sell and increase the number of products each customer uses. The date we have collected shows us that as we expand the solutions that we offer, our older customers engage even more with us and that new customers generally starts at a higher engagement level.

Given the breadth of services that we offer, as cross-selling and engagement increases, our unit economics grows, improving the revenue we are able to generate from a given customer on average and monetization capabilities, as well as lower expenses with customer acquisition due to recommendations from existing customers. This result is only possible due to our extensive offering of financial and non-financial products, being the primary bank for a number of customers and a one-stop shop solution for our customers where they can fulfill their everyday needs in a single mobile application everywhere in the palm of their hands.

As a result, we believe our one-stop shop strategy tends to increase the revenue we are able to generate from a given customer on average due to increased engagement and monetization and tend to lead to lower expenses with customer acquisition due to higher levels of organic customer acquisition.

Geographic expansion

In addition to new products and services, we plan to start operating in new markets. Among the main initiatives, we intend to operate on a global scale, expand our services to non-account-holders (through Inter Shop and Intercel, for instance) and invest into expanding our presence in the business-to-business, or B2B, solutions market.

On January 26, 2022, we concluded the acquisition of 100% of the share capital of Pronto Money Transfer Inc., a California corporation, or USEND. USEND has licenses to act as a money transmitter in more than 40 states in the United States, and can offer U.S. residents services such as digital wallet, debit card, bill payment, among others. With the acquisition of USEND, we plan to expand our offering of financial and non-financial products to USEND’s customers in the United States and integrate USEND’s solutions to our platform.

Environmental, Social and Governance (ESG) Aspects

We are fully committed to sustainability. We have positioned ourselves as an eco-efficient, low-carbon company that operates and directs the market to democratize financial and non-financial services, and since 2020 we have taken a step further by committing to the global agenda for sustainable development by joining the United Nations Global Compact.

We also focus on conscious transformation, contemplating 14 out of 17 sustainable development goals (or SDG).

*We believe that the SDGs No. 6 (clean water and sanitation), 14 (life below water) and 15 (life on land) do not apply to our business.

We know that this is a continuous journey of learning and evolution, which is why we have a dedicated sustainability area and corporate action that aims to leverage the inherent differentials of our business model. To better guide us in assessing our ESG goals, we have carried out two materiality assessments, the most recent in 2021 with the participation of 6,407 stakeholders (clients, employees, shareholders, regulatory bodies, suppliers, among others).

Based on such surveys, we define the materiality of each of our ESG goals, which in turn guide the ESG projects we develop (further described below). With the goal of further strengthening this culture within Inter, we have developed this integration at 3 distinct levels: strategic level, tactical operational level, and granular level.

We are an innovative, eco-efficient and networked business ecosystem, we strive to always respect and prioritize our customers and employees. We aim to position ourselves as a key player on climate change, contributing to a low carbon economy due to our eco-efficiency. Our digital business model allows us to reduce intermediaries and consume considerably less environmental resources than traditional players. That said, we believe our operation stands out for its eco-efficiency, in a business that manages to align private interests with the global ones, at the same time that it gains scale and positively impacts society.

●	We have no physical branches and we are headquartered in a Leadership in Energy and Environmental Design (LEED) Gold building, a certification issued by the U.S. Green Building Council (USGBC);
●	All our data is hosted in the cloud.
●	In 2020, we emitted and used only 6.7% of the carbon, 4.7% energy and 6.5% water traditional banks emitted or used to serve 1 customer (calculation considers the average of Banco do Brasil, Caixa Econômica Federal, Bradesco and Itaú based on public documents published by these companies with respect to the same year).
●	Since 2019 we have neutralized our atmospheric emissions and have the GHG Protocol gold seal in our Emissions Inventory.
●	In 2021, we were included in the ICO2, B3’s Carbon Efficient Index.

Therefore, we believe that customers who choose to use our Super App are positioning themselves in favor of a low carbon economy.

We value transparency, partnership, innovation, security and experience, while fulfilling our purpose of simplifying people’s lives. This explains the constant growth in the number of customers each year. We are present in almost the entire Brazilian territory and, since 2021, also in the USA. All this was only possible with the growth of our team of employees, which has grown 139% in 2021 compared to 2019. We value the attraction and development of talents and we believe that our good organizational culture, reflects our various initiatives for our team. We also value the development of a diverse and inclusive environment. In 2021, we started the Inter Diverso program which aims to adopt structuring actions to amplify diversity at Inter, starting with gender and racial equality. Today, 41% of our workforce self-identifies as women, with 32% in leadership positions and one woman in our Board of Directors. We also value racial diversity: 38% of our employees are people of color and occupy 30% of our leadership roles. Considering these groups together, 63% of our employees are women and/or people of color and are inserted in 53% of all leadership roles.

We also promote the financial education of our workforce. We publish content from the most basic to the most complex and in several formats, such as blog, news portal, social networks, economic reports and podcast. Since 2020, we have accumulated in financial education content more than 90 million impressions on social networks, 7.6 million views on our blog and 1.8 million video plays on our YouTube channel.

In addition, we are active in the private social investment part with direct donations and coordination of fundraising campaigns. This agenda is further strengthened by a strong group of volunteers called Inter Voluntariado that has accumulated, since 2019 when it was created, more than 380 participations in 78 social activities promoted.

We believe we generate a positive social impact both inside and outside our organization. Some of these impacts include:

●	Women in IT: we understand that the participation of woman in the IT market must be encouraged in order to promote an environment of growth and equal opportunities. The Women in IT group was created with the purpose of strengthening women’s participation in the technology area and creating a space for collaboration, training and sharing. At the group’s meetings, integration is encouraged and women in management positions share their experience with other participants.
●	People with disabilities: As of the date of this prospectus, approximately 2% of our workforce is made up of disabled people and we are continually seeking to increase this proportion, in-line with our goal of creating an inclusive workplace.

Recent Developments

Change of name to Inter & Co

On April 8, 2022, our shareholders and board of directors approved a change in our name to Inter & Co, Inc., formerly named Inter Platform, Inc.

Acquisition of USEND

On January 26, 2022, we concluded the acquisition of 100% of the share capital of Pronto Money Transfer Inc., a California corporation, or USEND, for a combination of cash and options convertible into Banco Inter units (including as a result of their participation in Banco Inter or Inter & Co’s stock option plans). Certain managers, including the founders of USEND, will continue to manage the business as officers of USEND after closing. USEND is a U.S. based financial technology company, with operations in the U.S., Brazil and Canada, which provides foreign exchange and payment services, offering, among other products, a digital account solution for both international money transfers and domestic use. USEND has licenses to act as a money transmitter in more than 40 states in the United States, and can offer U.S. residents services such as digital wallet, debit card, bill payment, among others. With the acquisition of USEND, we plan to expand our offering of financial and non-financial products to USEND’s customers and integrate USEND’s solutions in our platform.

Banco Inter’s annual shareholders meeting

Banco Inter will convene its annual shareholders on April 28, 2022. Among other topics, Banco Inter Shareholders will vote on the re-election of its board of directors and on certain changes to its bylaws proposed by Banco Inter’s board of directors. The changes include the creation of an ESG committee to be composed by at least four members nominated by Banco Inter’s board of directors. This committee, if approved, will be responsible for assisting Banco Inter’s board of directors in defining Banco Inter’s ESG priorities and sustainability strategy, as well as proposing ESG projects to Banco Inter’s board of directors.

Operational preview for the three-month period ended March 31, 2022

As of March 31, 2022, we had:

●	18.6 million customers, a growth of 14% compared to December 31, 2021;
●	Approximately 2.0 million active customers in our investment vertical and had an AUC of R$58.1 billion, a growth of 12% compared to December 31, 2021.
●	Our non-performing loans, or NPL, over 90 days due corresponded to 3.3% of our total loan portfolio, while our non-performing credit card loans over 90 days due corresponded to 6.6% of our credit card portfolio.

On the three-month period ended March 31, 2022, we had:

●	Card TPV of R$14.1 billion, a growth of 86% compared to the same period of 2021;
●	GMV of over R$1 billion, a growth of 56% compared to the same period of 2021, with a total of more than 6.8 million individual transactions in Inter Shop;
●	Brokered 195 thousand insurance policies in our insurance vertical, a growth of 32% compared to the same period of 2021;
●	Brokered R$43.7 million in insurance premiums, a growth of 26% compared to the same period of 2021

●	A total of USD200 million in international remittances. In March, 2022, we had a NPS of 83 points.

This preliminary operational information is not a comprehensive statement of our results for this period. Factors that could cause actual results to differ from those described below are set forth in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” We believe that the foregoing information is important to your understanding of our performance and is a meaningful indicator.

Our Corporate Structure

Below is our corporate structure following completion of the Proposed Transaction, including the subsidiaries and investees of Banco Inter as of the date of this prospectus.

SUMMARY OF THE PROPOSED TRANSACTION

The following is a summary that highlights information contained in this prospectus. This summary may not contain all the information that is important to you. For a more complete description of the Proposed Transaction and the Merger of Shares, we encourage you to read carefully this entire prospectus, including the Exhibits to the registration statement of which this prospectus is a part.

The Proposed Transaction

Purpose

The Proposed Transaction consists of a corporate reorganization of Inter with the purpose of listing shares on Nasdaq that ultimately represent equity of Inter’s and are currently listed on B3.

The purpose of the Proposed Transaction is to create a corporate structure that allow us to implement our growth strategy, while permitting Banco Inter to comply with regulatory restrictions imposed by the Brazilian Central Bank, or Central Bank. Under Central Bank regulations, a Brazilian financial institution is required to have a defined controlling shareholder or control group. Our controlling shareholder currently holds 53.1% of the voting capital of Banco Inter through the ownership of voting common shares of Banco Inter, or Banco Inter Common Shares. Our controlling shareholder also holds 8.9% of non-voting preferred shares of Banco Inter, or Banco Inter Preferred Shares, for an aggregate ownership of 31.1% of Banco Inter’s share capital. Banco Inter Preferred Shares are permitted to vote in certain limited circumstances pursuant to the B3 Nível 2 listing rules. As Brazilian corporate law does not permit the issuance of nonvoting preferred shares in excess of 50% of the total capital of a Brazilian corporation, Banco Inter’s ability to raise additional equity to fund its growth strategy without resulting in a dilution of our controlling shareholder below 50% of Banco Inter voting capital is limited. Upon completion of the Proposed Transaction, our controlling shareholder will control Inter & Co and Banco Inter through the ownership of Inter & Co Class B Shares, which have 10 votes per share. This will permit us to raise additional capital in the form of equity in the future to implement our growth strategy, while preserving the control power of our controlling shareholder.

The Proposed Transaction

The completion of the Proposed Transaction is expected to occur on or about 35 days after the Banco Inter General Meeting, subject to the satisfaction of certain conditions described in this prospectus. The Proposed Transaction will consist of the two steps below, which are expected to be concluded substantially at the same time on the Closing Date:

●	Merger of Shares. Subject to the approval at the Banco Inter General Meeting, the merger of shares will be implemented through an incorporação de ações under the Brazilian Corporation Law. Pursuant to the Merger of Shares, each Banco Inter Share issued and outstanding immediately prior to the completion of the Proposed Transaction will be automatically contributed for their book value into HoldFin in exchange for a certain number of newly issued mandatorily redeemable preferred shares of HoldFin, determined pursuant to the Exchange Ratios, and Banco Inter will become a wholly owned subsidiary of HoldFin. Each Banco Inter Shareholder will receive Class A Redeemable Shares, unless such Banco Inter Shareholder has elected to receive Cash Redeemable Shares. The right to receive Cash Redeemable Shares is only available to Eligible Shareholders and is subject to proration as described in “Certain Defined Terms — Exchange Ratios.”
●	Redemption. Immediately after the Merger of Shares, HoldFin will redeem (i) all of its Class A Redeemable Shares and deliver to each holder thereof one Inter & Co BDR (which may be cancelled immediately thereafter, if such holder wants to receive the underlying Inter & Co Class A Common Shares) and (ii) all of its Cash Redeemable Shares and pay the applicable cash consideration to each holder thereof.

Immediately prior to the Closing Date (after effecting the SoftBank Roll-Up), our corporate structure will be the following:

Immediately after completion of the Proposed Transaction, our corporate structure will be the following:

Free Float Nasdaq
SoftBank
Hottaire
Costellis
(Controlling Shareholder)
Class A Shares
Class B Shares
Inter & Co
(Cayman)
New LLC
(Delaware)
Offshore
Brazil
Free Float (BDRs)
HoldFin
100%
Banco Inter
B3 Listed

Immediately following the completion of the Proposed Transaction:

●	Banco Inter will be an indirect wholly owned subsidiary of Inter & Co.
●	The business conducted by Inter will be the same as prior to the Proposed Transaction.
●	If you did not validly exercise Withdrawal Rights or validly elect to receive Cash Redeemable Shares, you will become a shareholder of Inter & Co (initially, through the holding of Inter & Co BDRs, which can be cancelled to allow direct interest in Inter & Co through holding Inter & Co Class A Commons Shares).
●	The shareholders of Inter & Co will be essentially the same as the current shareholders of Banco Inter, except for those current Banco Inter Shareholders that have validly exercised Withdrawal Rights or elected to receive Cash Redeemable Shares.
●	The controlling shareholder of Inter, who currently exercise control through indirect ownership of a majority of Banco Inter Common Shares, will continue to control Inter’s business through the ownership of Inter & Co Class B Common Shares representing approximately 80% of the voting power in Inter & Co.

Currently, Banco Inter Common Shares, Banco Inter Preferred Shares and Banco Inter Units are listed on B3. Upon completion of the Proposed Transaction, we expect to list Inter & Co Class A Common Shares on Nasdaq, to list Inter & Co BDRs on B3 and to delist all Banco Inter Shares and Banco Inter Units from B3. For more charts detailing each step of the Proposed Transaction, see

“The Proposed Transaction.” The charts above do not contain Banco Inter’s subsidiaries. For a complete chart containing Banco Inter’s subsidiaries, see “Information about Banco Inter — Corporate Structure.”

The Merger of Shares Protocol

The Merger of Shares Protocol (Protocolo e Justificação de Incorporação de Ações) is a document prepared pursuant to Articles 224, 225 and 252 of the Brazilian Corporation Law, which the management of Banco Inter and HoldFin will each submit for approval at their respective special meetings of shareholders and which provides the shareholders with information on the terms, conditions and reasoning for the approval of the corporate reorganization contemplated by the Proposed Transaction. The terms and conditions of the Proposed Transaction are contained in the Merger of Shares Protocol are described in this prospectus, and an English translation of the Merger of Shares Protocol is included as an Exhibit to the registration statement of which this prospectus forms a part. You are encouraged to read the Merger of Shares Protocol carefully. All descriptions in this summary and in this prospectus of the terms and conditions of the Proposed Transaction are qualified in their entirety by reference to the Merger of Shares Protocol.

The Banco Inter General Meeting

Date, Time and Place of the Banco Inter General Meeting for the Approval of the Transaction

Time and Date: May 12, 2022, 10:30 a.m. (Belo Horizonte time)

Place: Banco Inter General Meeting will occur virtually, through an electronic platform. There is no physical location for the Banco Inter General Meeting.

Record Date; Shares Entitled to Vote: Only holders of record of outstanding Banco Inter Shares are entitled to vote at the Banco Inter General Meeting. There is no record date for purposes of determining direct Banco Inter Shareholders entitled to attend the Banco Inter General Meeting or to vote.

At the close of business on April 14, 2022, there were approximately 597,899,596 Banco Inter Common Shares outstanding and entitled to vote and 1,155,836,338 Banco Inter Preferred Shares outstanding and entitled to vote. Each Banco Inter Common Share (including Banco Inter Common Shares held through Units) and each Banco Inter Preferred Share (including Banco Inter Preferred Shares held through Units) is entitled to 1 vote. Banco Inter Shareholders will vote together as a single class on all matters being presented in this prospectus for an aggregate of, as of the close of business on April 14, 2022, approximately 1,753,735,934 votes.

Agenda

The Banco Inter General Meeting will consider and vote on the Merger of Shares, a corporate transaction through which each Banco Inter Share issued and outstanding immediately prior to the completion of the Proposed Transaction will be automatically contributed for their book value into HoldFin in exchange for a certain number of newly issued HoldFin Redeemable Shares, determined pursuant to the Exchange Ratios, pursuant to the Merger of Shares Protocol. The agenda for the meeting will also include other related items required for delisting Banco Inter Shares from B3, including the approval of the Cash Redemption Price. See “Banco Inter General Meeting.”

Quorum

The Banco Inter General Meeting will be installed on first call if attended by shareholders representing collectively:

●	20% of the outstanding Banco Inter Common Shares and Banco Inter Preferred Shares (including holders through Banco Inter Units, but not including the Banco Inter Shares held by our controlling shareholder or its related parties, or by directors or officers of Banco Inter); and
●	2/3 of Banco Inter total share capital (including shares held by our controlling shareholder, by its related parties, and by directors or officers of Banco Inter).

If the attendance requirement is not met for the Banco Inter General Meeting on first call, the Banco Inter General Meeting will be reconvened at a date and time at least eight calendar days after the date and time scheduled for the Banco Inter General Meeting on first call. The Banco Inter General Meeting will be installed on second call with any percentage of holders present at the meeting following second call.

Required Vote

In order to approve the Merger of Shares, holders of at least the majority of the outstanding Banco Inter Common Shares and Banco Inter Preferred Shares (including holders through Banco Inter Units, but not including the Banco Inter Shares held by our controlling shareholder or its related parties, or by directors or officers of Banco Inter), voting together, must vote in favor of the Proposed Transaction. The Proposed Transaction is subject to the satisfaction of certain conditions, as described elsewhere in this prospectus.

Proposed Transaction Consideration

Subject to the approval of the Merger of Shares at the Banco Inter General Meeting and the satisfaction of the conditions described in this prospectus, each holder of Banco Inter Common Shares, Banco Inter Preferred Shares or Banco Inter Units will receive a number of Inter & Co BDR for each Banco Inter Common Share, Banco Inter Preferred Share or Banco Inter Units it holds determined based on the Exchange Ratios, unless such shareholder has elected to receive Cash Redeemable Shares (subject to proration) or to exercise Withdrawal Rights for its Banco Inter Shares. Each Eligible Shareholder (including those that hold Banco Inter Shares through Banco Inter Units) that has elected to receive Cash Redeemable Shares will receive an amount in cash based on the Exchange Ratios, subject to proration if the aggregate amount to be disbursed by HoldFin to redeem Cash Redeemable Shares would exceed the Cash Redemption Threshold. The Exchange Ratios are defined on “Certain Defined Terms — Exchange Ratios.” For a definition of Eligible Shareholder, see “Certain Defined Terms — Eligible Shareholder.”

The Exchange Ratios have been established so that each Banco Inter Shareholder (except those that receive Cash Redeemable Shares) receives, upon completion of the Proposed Transaction, one Inter & Co BDR for any combination of six Banco Inter Common Shares or Banco Inter Preferred Shares that it holds (including Banco Inter Shares held as Banco Inter Units). This will result in each Banco Inter Shareholder receiving the same percentage of outstanding shares of Inter & Co as such Banco Inter Shareholder had of the total outstanding shares of Banco Inter immediately before completion of the Proposed Transaction, except for the effect of the cash redemption of the Cash Redeemable Shares (and any equity issuance for payment of such cash redemption) and the exercise of Withdrawal Rights.

Approval of the Proposed Transaction by Banco Inter Board of Directors

On April 15, 2022, after careful consideration, and following the recommendation of the independent directors, the board of directors of Banco Inter unanimously (i) approved, adopted and declared advisable the Proposed Transaction, including the Exchange Ratio, (ii) determined that it is fair to and in the best interests of Banco Inter and its shareholders that Banco Inter consummate the Proposed Transaction considering the potential benefits of the Proposed Transaction, described in “Questions and Answers about the Proposed Transaction, the Banco Inter General Meeting and Inter & Co — Questions and Answers for Current Banco Inter Shareholders about the Proposed Transaction — What is the purpose of the Proposed Transaction?” (iii) directed that the Proposed Transaction be submitted to the approval of Banco Inter Shareholders and (iv) recommended that Banco Inter Shareholders vote their Banco Inter Shares in favor of the approval of the Proposed Transaction at the Banco Inter General Meeting.

Corporate Approval of Inter & Co and HoldFin

The Proposed Transaction was approved by the directors of Inter & Co, Inc. on March 31, 2022. The Merger of Shares and other steps for the Proposed Transaction are also subject to the approval of the shareholders’ meeting of HoldFin and board of directors of Inter & Co, as the shareholder of HoldFin. We expect these approvals to be obtained prior to, or concurrently with, the Banco Inter General Meeting.

Withdrawal Rights for Banco Inter Shareholders

If the Proposed Transaction is approved at the Banco Inter General Meeting, holders of record of Banco Inter Shares on the Withdrawal Rights Record Date (the last trading day prior to the first public announcement of the Proposed Transaction) that (i) did not vote in favor of the approval of the Merger of Shares or do not attend the Banco Inter General Meeting and (ii) held their Banco Inter Shares through the Closing Date will have the right to withdraw their Banco Inter Shares for their book value as of December 30, 2021, which was R$3.30 per Banco Inter Share. For additional information, see “The Proposed Transaction — Withdrawal Rights.”

Conditions Precedent That Must Be Satisfied for the Proposed Transaction to Occur

In addition to the necessary corporate approvals, completion of the Proposed Transaction is subject to certain additional conditions, including:

●	Inter & Co’s registration statement filed with the SEC on Form F-4 to effect the registration under the Securities Act of the Inter & Co Class A Common Shares to be issued to Banco Inter Shareholders shall have become effective prior to the Banco Inter General Meeting, no stop order suspending the effectiveness of the Form F-4 shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC;
●	All of the conditions precedent to disbursement under the Cash Redemption Financing shall have been satisfied;
●	The Cash Redemption Price shall be approved by Banco Inter Shareholders at the Banco Inter General Meeting; and
●	Approval of the minutes of the Banco Inter General Meeting by the Brazilian Central Bank.

Cash Redemption Financing

On April 26, 2022, HoldFin obtained a commitment letter from Banco BTG Pactual S.A., Banco Bradesco BBI S.A., Banco Itaú BBA S.A., and Banco ABC S.A. to provide financing to redeem Cash Redeemable Shares up to the amount of the Cash Redemption Threshold.

For a summary of the key terms of the Cash Redemption Financing, see “The Proposed Transaction — Cash Redemption Financing.”

The incurrence of debt to make the cash payment to Banco Inter shareholders may adversely affect us. For more information, see “Risk Factors — Risks Relating to the Proposed Transaction and Inter  & Co Common Shares — We may (through HoldFin) incur debt to make the cash payment to Banco Inter Shareholders that elect to receive Cash Redeemable Shares. Repayment of this debt may be made with distributions received from Banco Inter (including dividends or capital reduction) or with proceeds of future equity offerings of Inter & Co, which may adversely impact the value of Inter & Co Class A Common Shares.”

In order to repay the Cash Redemption Financing, we may issue additional Inter & Co Class A Common Shares. Any offering of additional Inter & Co Class A Common Shares may dilute the interest of current Banco Inter Shareholders in Inter & Co’s share capital and affect the trading price of Inter & Co Class A Common Shares. See “Risk Factors— Risks Relating to the Proposed Transaction and Inter & Co Common Shares — We may issue additional Inter & Co Class A Common Shares to redeem Cash Redeemable Shares or for other purposes, which may dilute your interest in Inter & Co’s share capital and affect the trading price of Inter & Co Class A Common Shares.”

Risk Factors

The Proposed Transaction involves risks, some of which are related to such transaction itself and others of which are related to the respective businesses of Banco Inter and Inter & Co investing in and ownership of Inter & Co Shares following the completion of the Proposed Transaction, assuming it is concluded. You should carefully consider the information about these risks set forth under “Risk Factors” together with the other information included in this prospectus.

Material U.S. Tax Considerations

We expect that the exchange of Banco Inter Shares for the consideration in the Proposed Transaction will be a taxable transaction for U.S. federal income tax purposes. Gain or loss realized by a U.S. Holder (as defined herein) on the exchange generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder has held the Banco Inter Shares for more than one year. However, in the event that the IRS were to characterize a U.S. Holder’s transfer of Banco Inter Shares in the Proposed Transaction as part of a single integrated transaction including previous transfers of Banco Inter Shares to Inter & Co, a U.S. Holder may not be permitted to recognize loss in connection with such U.S. Holder’s transfer.

You should read the section entitled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations” for more information on the U.S. federal income tax consequences of the Proposed Transaction and you should consult your own tax advisors regarding the tax consequences of the Proposed Transaction in your particular circumstances.

Brazilian Taxation

The contribution (incorporação de ações) of Banco Inter Common Shares into HoldFin and the subsequent redemption of HoldFin Redeemable Shares may trigger the recognition of gains subject to taxation in Brazil. The applicable tax rates would depend on the type, domicile and regime of the corresponding holder. You should read the section entitled “Material Tax Considerations — Material Brazil Income Tax Considerations” for more information on the Brazil income tax consequences of the Proposed Transaction and you should consult your own tax advisors regarding the tax consequences of the Proposed Transaction in your particular circumstances.

Accounting Treatment of the Proposed Transaction

Under IFRS as issued by the IASB, the Proposed Transaction will be a reorganization under common control accounted for by Inter & Co on a book value basis.

Interests of Banco Inter’s controlling shareholder in the Proposed Transaction

Banco Inter Shareholders should be aware that Banco Inter’s controlling shareholder have interests in the Proposed Transaction that are different from, or in addition to, the interests of Banco Inter Shareholders generally. The material interests of Banco Inter controlling shareholder that shareholders should be aware of are described in “Risk factors — Risks Relating to the Proposed Transaction and Inter & Co Common Shares — Our controlling shareholder will own all of Inter & Co Class B Common Shares, which will represent a majority of the voting power of Inter & Co’s issued share capital following the Proposed Transaction, and will control all matters requiring shareholder approval” and “Risk factors — Risks Relating to the Proposed Transaction and Inter & Co Common Shares — Holders of Inter & Co Class B Common Shares have preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.” Banco Inter Shareholders should take these interests into account in deciding whether to vote in favor of the Proposed Transaction. See “Major Shareholders and Related Party Transactions — Interests of Certain persons in the Proposed Transaction.”

Banco Inter’s board of directors was aware of these potentially differing interests and considered them, among other matters, in reaching its decision to adopt the Merger of Shares Protocol, and to recommend that you vote in favor of the Proposed Transaction.

Board of Directors and Management of Inter & Co Following Completion of the Proposed Transaction

Upon the completion of the Proposed Transaction, Inter & Co’s management will be as described in “Inter & Co — Management.”

Banco Inter Shareholders should be aware that Banco Inter’s directors and executive officers as well as the individuals to be designated by Inter & Co and Banco Inter to serve on the Inter & Co board of directors and as executive officers of Inter & Co have interests in the Transaction that are different from, or in addition to, the interests of Banco Inter shareholders generally. Banco Inter’s board of directors was aware of these potentially differing interests and considered them, among other matters, in reaching its decision to approve the rationale behind the Proposed Transaction and instructing management to further assess its adoption and implementation. Banco Inter’s shareholders should take these interests into account in deciding whether to vote in favor of the Proposed Transaction.

Listing of Inter & Co Shares

Upon completion of the Proposed Transaction, Inter & Co Class A Common Shares will be listed on Nasdaq. Inter & Co Class A Common Shares have been approved for listing on Nasdaq.

Inter & Co Class B Common Shares will not be listed on any exchange. Each Class B Common Share may be converted into one Class A Common Share (i) upon delivery of notice to Inter & Co, at its registered office, in the form described in our Articles of Association, or (ii) automatically upon any transfer of such Class B Common Share, whether or not for value, except for certain limited transfers described in our Articles of Association. Class B Common Shares may also be converted into Class A Common Shares in other circumstances.

Listing of Inter & Co BDRs

As of the date of completion of the Proposed Transaction, we expect that Inter & Co BDRs will be listed on B3. For more information on the Inter & Co BDRs, see “Description of BDRS and Deposit Agreement.”

Comparison of the Rights of Holders of Inter & Co Shares and Banco Inter Shares

As a result of the Proposed Transaction, Banco Inter Shareholders will become shareholders of Inter & Co Shares, and their rights will be governed by Cayman Islands Law and the Inter & Co Articles of Association. Rights of Banco Inter Shareholders and rights of shareholders of Inter & Co may differ significantly. While Banco Inter is a Brazilian corporation is listed on B3, and subject to Brazilian Corporation Law, CVM and Brazilian Central Bank regulation and B3 Nível 2 listing rules, Inter & Co is a Cayman exempt corporation, subject to Companies Act, SEC regulation and Nasdaq listing rules. For a summary of the material differences between the rights of Banco Inter Shareholders and Inter & Co shareholders, see “Comparison of the Rights of Holders of Inter & Co Shares and Banco Inter Shares.”

RISK FACTORS

You should carefully consider the risks described below before making an investment decision regarding the Proposed Transaction. Our business, reputation, financial condition, results of operations, cash flows and/or prospects could be adversely affected by any of these risks, among others. The market price of Inter & Co Class A Common Shares could decline due to the occurrence of any of these risks or other factors, and you may lose all or part of your investment.

The risks described below are not the only ones we face or to which investments in issuers whose operations are located Brazil are subject. Additional risks and uncertainties that are not currently known to us, or those that we currently deem to be immaterial, may also materially and adversely affect our business, reputation, financial condition, results of operations, cash flow and/or prospects, and/or the price of Inter & Co Class A Common Shares. This prospectus also contains estimates and other disclosures that involve risks and uncertainties. Our results may differ significantly from those previously projected as a result of certain factors, including the risks faced by us, as described below and in other sections of this prospectus. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our financial statements and the related notes thereto. You should also carefully review the cautionary statements referred to under “Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in this prospectus.

For purposes of this section, when we state that a risk, uncertainty or problem may, could or will have an “adverse effect” on us or “adversely affect” us, we mean that the risk, uncertainty or problem could have an adverse effect on our business, reputation, financial condition, results of operations, cash flow, prospects, and/or the price of Inter & Co Class A Common Shares, except as otherwise indicated. You should view similar expressions in this section as having similar meaning.

Investing in Inter & Co Class A Common Shares involves a high degree of risk. These risks are discussed in more detail below, and you should carefully consider these risks before making a decision to invest in our common shares. The following is a summary of some of the principal risks we believe we face:

●	Our controlling shareholder will own all of Inter & Co Class B Common Shares, which will represent approximately 80% of the voting power of Inter & Co’s issued share capital following the Proposed Transaction, and will control all matters requiring shareholder approval;
●	There is no existing market for Inter & Co Class A Common Shares, and we do not know whether one will develop to provide you with adequate liquidity. If the trading price of Inter & Co Class A Common Shares fluctuates after completion of the Proposed Transaction, you could lose a significant part of your investment;
●	We may (through HoldFin) incur debt to make the cash payment to Banco Inter Shareholders that elect to receive Cash Redeemable Shares. Repayment of this debt may be made with distributions received from Banco Inter (including dividends or capital reduction) or with proceeds of future equity offerings of Inter & Co, which may adversely impact the value of Inter & Co Class A Common Shares.
●	The coronavirus pandemic (COVID-19), as well its economic effects, together with slowdown and volatility in the Brazilian and global financial and capital markets have had and may continue to have adverse effects on our business, financial condition, liquidity and operating results, and may increase other risks described in this section “Risk Factors;”
●	The neobank or digital banking sector in Brazil is in its early years and is highly competitive, and we may be unable to maintain our market position;
●	Failures or breaches in critical processes or systems may interrupt our business, increasing costs and resulting in losses, which could materially adversely affect us.
●	Failure to protect against risks related to cybersecurity may result in a loss of revenue and materially adversely affect us, including hampering our operations or resulting in the unauthorized disclosure of information;
●	Models, policies, procedures and methodologies that we have adopted to manage risks (including market, liquidity, credit, operational and environmental risks) may not be sufficient to prevent exposure to unforeseen risks or the occurrence of known risks, which may materially adversely affect us;

●	We are subject to risks associated with noncompliance with data protection laws and may be materially adversely affected in the event we are subject to fines and other sanctions under these laws;
●	Any failure to improve our operational IT systems or to make the necessary investments to keep pace with technological developments in the banking and financial industry may materially adversely affect us;
●	Adverse decisions in legal, administrative proceedings and investigations to which we, our subsidiaries or our directors and officers are or become a party may materially adversely affect us;
●	We are subject to laws and regulations relating to money laundering, financing of terrorism, corruption and other illegal activities in the jurisdictions in which we operate and may be materially adversely affected by violations of these laws and regulations;
●	Changes made by the Central Bank in the basic interest rate may materially adversely affect our operating results and financial condition;
●	The increasingly competitive environment of the Brazilian banking sector may materially adversely affect us;
●	We have identified material weaknesses in our internal control over financial reporting. If we are unable to remedy these material weaknesses or fail to establish and maintain a proper and effective system of disclosure controls and internal controls over financial reporting, our ability to produce timely and accurate financial statements, our results of operations and our ability to operate our business or comply with applicable regulations may be adversely affected; and
●	The Brazilian government exercises significant influence over the Brazilian economy and government actions may materially adversely affect the Brazilian market and us.

Risks Relating to the Proposed Transaction and Inter & Co Common Shares

Our controlling shareholder will own all of Inter & Co Class B Common Shares, which will represent approximately 80% of the voting power of Inter & Co’s issued share capital following the Proposed Transaction, and will control all matters requiring shareholder approval.

Following the Proposed Transaction, our controlling shareholder will control Inter & Co through the ownership of all of Inter & Co Class B Common Shares and, therefore, approximately 80% of Inter & Co’s voting capital. Inter & Co Class B Common Shares are entitled to 10 votes per share and Inter & Co Class A Common Shares are entitled to one vote per share. As a result, our controlling shareholder will control the outcome of all decisions at Inter & Co general meetings, and will be able to elect a majority of the members of Inter & Co board of directors. They will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, our controlling shareholder may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Inter & Co Class A Common Shares, sell revenue-generating assets or inhibit change of control transactions that may benefit other shareholders. The decisions of our controlling shareholder on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. For further information regarding shareholdings in Inter & Co, see “Major Shareholders and Related Party Transactions.” So long as our controlling shareholder beneficially own a sufficient number of Inter & Co Class B Common Shares, even if they beneficially own significantly less than 50% of our outstanding share capital, they will be able to effectively control our decisions.

Currently, our controlling shareholder beneficially own 31% of the issued share capital of Banco Inter through their indirect ownership of 53% of Banco Inter Common Shares and 9% of Banco Inter Preferred Shares, and consequently, 53% of the voting power of Banco Inter’s issued share capital. Assuming that no Eligible Shareholder elects to receive Cash Redeemable Shares, Banco Inter controlling shareholder will hold 27.2% of the then-outstanding Inter & Co shares and 78.9% of the aggregate voting power of Inter & Co. Assuming that Eligible Shareholders elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold, Banco Inter controlling shareholder will hold 29.2% of the then-outstanding Inter & Co shares and 80.5% of the aggregate voting power of Inter & Co. The exact percentage of the then-outstanding Inter & Co shares and aggregate voting power of Inter & Co that will be held by the controlling shareholder upon completion of the Proposed Transaction will vary depending on the number of Eligible Shareholders that opt to receive Cash Redeemable Shares.

Holders of Banco Inter Preferred Shares do not have voting rights, except in exceptional cases such as in connection with corporate transformation, merger, consolidation or spin-off involving Banco Inter; approval of certain transactions between Banco Inter and its controlling shareholder, acting directly or through any third party, approval of the valuation of assets contributed to our capital stock in a capital increase, among others. Particularly in connection with these matters, the Proposed Transaction will result in additional voting power to the controlling shareholder.

Our major shareholders are not subject to lock-up restrictions and may sell Inter & Co Class A Shares at any time, subject to applicable law. Holders of Inter & Co Class B Common Shares have preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.

Our controlling shareholder, other affiliates and other major shareholders (such as SoftBank and Hottaire) will not be subject to any lock-up obligation. If our controlling shareholder or other major shareholders sell a large number of their Inter & Co Class A Common Shares, the market price of Inter & Co Class A Common Shares may decline significantly. These sales, or the possibility that these sales may occur, might also make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Our controlling shareholder and SoftBank will benefit from registration rights pursuant to the SoftBank Shareholders’ Agreement which will become effective upon the consummation of the SoftBank Roll-Up and may demand that Inter & Co file a resale registration statement at any time after the Closing Date.

Under Inter & Co’s Articles of Association, the holders of Inter & Co Class B Common Shares are entitled to preemptive rights to purchase, at the same economic terms and at the same price, additional common shares if there is an increase in our share capital and additional common shares are issued, in order to maintain their proportional ownership interests. The exercise by holders of Inter & Co Class B Common Shares of their preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we would otherwise be able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase. For more information, see “Description of Share Capital — Preemptive or Similar Rights.”

Each Class B Common Share may be converted into one Class A Common Share (i) upon delivery of notice to Inter & Co, at its registered office, in the form described in our Articles of Association, or (ii) automatically upon any transfer of such Class B Common Share, whether or not for value, except for certain limited transfers described in our Articles of Association. Class B Common Shares may also be converted into Class A Common Shares in other circumstances.

Our Class B Common Share are generally automatically converted into one Class A Common Share upon any transfer of such Class B Common Share, whether or not for value, except for certain limited transfers described in our Articles of Association and in “Inter & Co — Share Capital — Conversion Rights.” In addition, our Articles of Association could be amended to permit additional exceptions to the automatic conversion of Class B Common Shares into Class A Shares upon their transfer, by a special resolution approved affirmative vote of at least two-thirds of the majority of those shareholders entitled to vote who are present in person or by proxy at a quorate general meeting. Our controlling shareholder would be allowed to vote its Class B Shares to approve such special resolution.

If holders of Inter & Co Class B Common Shares exercise the right to convert their Inter & Co Class B Common Shares into Inter & Co Class A Common Shares and sell a large number of their Inter & Co Class A Common Shares, the market price of Inter & Co Class A Common Shares may decline significantly.

There is no existing market for Inter & Co Class A Common Shares, and we do not know whether one will develop to provide you with adequate liquidity. If the trading price of Inter & Co Class A Common Shares fluctuates after completion of the Proposed Transaction, you could lose a significant part of your investment.

Prior to the Proposed Transaction, there has not been a public market for Inter & Co Class A Common Shares. Following the completion of the Proposed Transaction, a significant number of Inter & Co Class A Common Shares will be held through Inter & Co BDRs, in Brazil, which may impact the liquidity and trading price of our Inter & Co Class A Common Shares. If an active trading market does not develop, you may have difficulty selling any of the Inter & Co Class A Common Shares that you receive as part of the Proposed Transaction. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on Nasdaq or otherwise or how liquid that market might become.

As settlement of the Proposed Transaction will occur on B3, a holder of Inter & Co BDRs that wants to receive Inter & Co Class A Common Shares must cancel Inter & Co BDRs so that the underlying Inter & Co Class A Common Shares can be delivered to its indicated brokerage account. It is expected that a majority of Inter & Co Class A Common Shares be held through Inter & Co BDRs, which may affect the liquidity and trading price of Inter & Co Class A Common Shares on Nasdaq.

We cannot assure you that the price for Inter & Co Class A Common Shares will reflect the price of Banco Inter Shares on B3 or that these prices will prevail in the market following the Proposed Transaction. The price of Banco Inter Shares on B3 has been subject to volatility; the trading price of Banco Inter

Units was R$31.55 on January 4, 2021, reached R$80.00 in the third quarter of 2021 and was R$15.60 on March 15, 2022. The market price of the Class A common shares may be influenced by many factors, some of which are beyond our control, including:

●	announcements by us or our competitors of significant contracts or acquisitions;
●	technological innovations by us or competitors;
●	the failure of financial analysts to cover Inter & Co Class A Common Shares after the Proposed Transaction or changes in financial estimates by analysts;
●	actual or anticipated variations in our results of operations;
●	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow Inter & Co Class A Common Shares or the shares of our competitors;
●	announcements by us or our competitors of significant contracts or acquisitions;
●	adverse news relating to us and our business, our executives and key business partners or suppliers;
●	future sales of our shares; and
●	investor perceptions of us and the industries in which we operate.

In addition, global stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of Inter & Co Class A Common Shares. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market does not develop or is not maintained, the liquidity and price of Inter & Co Class A Common Shares could be seriously harmed.

We may (through HoldFin) incur debt to make the cash payment to Banco Inter Shareholders that elect to receive Cash Redeemable Shares. Repayment of this debt may be made with distributions received from Banco Inter (including dividends or capital reduction) or with proceeds of future equity offerings of Inter & Co, which may adversely impact the value of Inter & Co Class A Common Shares.

HoldFin has obtained from certain Brazilian financial institutions a commitment letter to provide financing to redeem Cash Redeemable Shares up to the amount of the Cash Redemption Threshold. For additional detail on the terms of the Cash Redemption Financing, see “The Proposed Transaction — Cash Redemption Financing.”

●	The incurrence of debt by HoldFin in connection with or in advance of completion of the Proposed Transaction will not result in adjustments to the Exchange Ratios, and may impact the value of Inter & Co Class A Shares that you receive on the Closing Date.
●	After the Closing Date, Banco Inter will be a wholly owned subsidiary directly of HoldFin, and HoldFin may use funds received from Banco Inter (as dividend, interest on shareholders’ equity or capital reduction) to repay debt. This may prevent distributions or reduce cash available for distributions to shareholders of Inter & Co.

●	Obtaining funds from Banco Inter through a capital reduction requires regulatory approval from the Brazilian Central Bank, which approval may take time or not be granted. Our inability to use funds from Banco Inter, in this case, may adversely affect our ability to timely repay the Cash Redemption Financing.
●	Using funds from Banco Inter or incurring debt may adversely affect our financial condition, Banco Inter capitalization, and our ability to implement our business plan after the completion of the Proposed Transaction.
●	We may issue equity securities in the future and use the proceeds to repay debt incurred. Future equity issuances or conversion of outstanding debt securities into Inter & Co Class A Common Shares may result in your dilution and impact the value of Inter & Co Class A Common Shares. We cannot assure you that we will be able to sell Inter & Co Class A Common Shares at a price that is greater than the price per share paid to Banco Inter Shareholders that elect to receive Cash Redeemable Shares.

For additional detail on the Cash Redemption Financing, see “The Proposed Transaction — Cash Redemption Financing.”

We may issue additional Inter & Co Class A Common Shares to redeem Cash Redeemable Shares or for other purposes, which may dilute your interest in Inter & Co’s share capital and affect the trading price of Inter & Co Class A Common Shares.

We may issue additional Inter & Co Class A Common Shares to redeem Cash Redeemable Shares or for other purposes, which may result in a dilution of your interest in Inter & Co’s share capital and affect the trading price of Inter & Co Class A Common Shares. The offering price in connection with equity offerings of Inter & Co may be less than the Cash Redemption Price we will pay to redeem Cash Redeemable Shares. Current Banco Inter Shareholders will not have preemptive or priority rights to participate in a priority offering of Inter & Co Class A Common Shares.

We may also raise additional funds to grow our business and implement our growth strategy through public or private issuances of common shares or securities convertible into, or exchangeable for, Inter & Co shares, which may dilute your interest in Inter & Co’s share capital or result in a decrease in the market price of Inter & Co shares. In addition, we may also enter into mergers or other similar transactions in the future, which may dilute your interest in Inter & Co’s share capital or result in a decrease in the market price of Inter & Co shares. Any fundraising through the issuance of shares or securities convertible into or exchangeable for shares or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in Inter & Co’s share capital or result in a decrease in the market price of Inter & Co Class A Common Shares.

Failure to conclude the Proposed Transaction after approval at Banco Inter Shareholders’ Meeting may adversely affect the market price of Banco Inter Shares.

The commitment letter in connection with the Cash Redemption Financing is subject to certain conditions, including the conclusion and execution of the definitive agreements, bringdown of representations and warranties of HoldFin, compliance with minimum regulatory capital requirements and payment of fees and other payment obligations under the commitment letter. If these conditions are not satisfied, we will not consummate the Proposed Transaction.

Failure to conclude the Proposed Transaction after its approval at the Banco Inter Shareholders’ Meeting may adversely affect the market price of Banco Inter Shares. The perception that many of Banco Inter shareholders are electing to receive Cash Redeemable Shares, even if the value to be paid does not exceed the Cash Redemption Threshold, may also adversely affect the market price of Banco Inter Shares.

If the aggregate amount to be disbursed by HoldFin to redeem Cash Redeemable Shares would exceed the Cash Redemption Threshold, Eligible Shareholders that elect to receive Cash Redeemable Shares will also receive Inter & Co BDRs. Certain investors may not be allowed to hold BDRs.

If the aggregate amount to be disbursed by HoldFin to redeem Cash Redeemable Shares would exceed the Cash Redemption Threshold, Eligible Shareholders that elect to receive Cash Redeemable Shares will also receive Inter & Co BDRs.

Certain investors may not be allowed to hold BDRs. If any such investor receives Inter & Co BDRs, it will be required to sell such security on the B3 at the prevailing price. We cannot guarantee that, if the Proposed Transaction is approved, all Eligible Shareholders that elect to receive Cash Redeemable Shares will only receive Cash Redeemable Shares nor that there will be an active and liquid market for Inter & Co BDRs. Investors that are required to accept and then sell their Inter & Co BDRs may experience a substantial loss of the value of their initial investment in Banco Inter.

Our Articles of Association contain anti-takeover provisions that may discourage a third-party from acquiring us and adversely affect the rights of holders of Inter & Co Shares.

Our Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain our control in a tender offer or similar transactions.

Likewise, the Shareholders’ Agreement between our controlling shareholder, Stone and other parties provides that Stone has a right of first refusal on certain transfers that would result in the change of Banco Inter control. Stone’s current shareholders’ agreement provides that, upon conclusion of a corporate reorganization (including corporate reorganizations such as the Proposed Transaction), it will remain valid and binding and that the parties shall take all the measures required in such a way that the shareholders’ agreement will become binding on the company resulting from the corporate reorganization. For more information, see “Major Shareholders and Related Party Transactions — Shareholders’ Agreements — Shareholders’ Agreement with Stone.”

Requirements associated with being a public company in the United States will require significant company resources and management attention.

Since the declaration of effectiveness of our registration statement on Form F-4, in November 2021, we have become subject to certain reporting requirements of the Exchange Act, and the other rules and regulations of the SEC and Nasdaq. We are also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. New rules and regulations relating to information disclosure, financial reporting and controls and corporate governance, which could be adopted by the SEC, Nasdaq or other regulatory bodies or exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and make certain corporate activities more time- consuming and costly, which could materially affect our business, financial condition and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

These new obligations will also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. Given that most of the individuals who now constitute our management team have no experience managing a publicly traded company in the United States and complying with the increasingly complex laws pertaining to public companies, initially, these new obligations could demand even greater attention. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and results of operations.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of Inter & Co Class A Common Shares and their trading volume could decline.

The trading market for Inter & Co Class A Common Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on Inter & Co. If no or too few securities or industry analysts commence coverage of Inter & Co, the trading price for Inter & Co Class A Common Shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade Inter & Co Class A Common Shares or publish inaccurate or unfavorable research about our business, the price of Inter & Co Class A Common Shares would likely decline. If one or more of these analysts ceases coverage of Inter & Co or fail to publish reports on us regularly, demand for Inter & Co Class A Common Shares could decrease, which might cause the price of Inter & Co Class A Common Shares and trading volume to decline.

Our holding company structure makes us dependent on the operations of our subsidiaries, one of which we derive a significant portion of our revenues from, and we may not pay any cash dividends in the foreseeable future.

Inter & Co is a Cayman Islands exempted company with limited liability. As a holding company, Inter & Co’s corporate purpose is to invest, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil, where most of our operations are located, and outside Brazil. Accordingly, our material assets are our direct and indirect equity interests in our subsidiaries, and we are therefore dependent upon the results of operations and, in turn, the payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of Inter & Co Class A Common Shares, and we may have tax costs in connection with any dividend or distribution. In addition, the payments, dividends and distributions from our subsidiaries to us for funds to pay future cash dividends or distributions, if any, to holders of Inter & Co Class A Common Shares, could be restricted under financing arrangements that we or our subsidiaries may enter into in the future and we and such subsidiaries may be required to obtain the approval of lenders to make such payments to us in the event they are in default of their repayment obligations. Furthermore, we may be adversely affected if the Brazilian government imposes legal restrictions on dividend distributions by our Brazilian subsidiaries and exchange rate fluctuations will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries.

Currently, all of our revenues are expected to be derived from Banco Inter and its subsidiaries. We expect that we will continue to depend on Banco Inter and its subsidiaries for a significant portion of our revenues for the foreseeable future, and any decrease in the revenue of Banco Inter and its subsidiaries or any other event significantly affecting Banco Inter and its subsidiaries may have a material adverse effect on our financial condition and results of operations.

The declaration, payment and amount of any future dividends will be made at the discretion of Inter & Co’s board of directors and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as Inter & Co’s board of directors considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. See “Dividends and Dividend Policy” and “Description of Share Capital — Dividends and Capitalization of Profits.”

Specifically, in Brazil, on May 29, 2020, in response to the ongoing uncertainty relating to the economic effects of the COVID-19 pandemic, the Central Bank of Brazil issued CMN Resolution No. 4,820/2020, or “CMN Resolution No. 4,820.” CMN Resolution No. 4,820 prohibited financial institutions and other institutions authorized to operate by the Central Bank of Brazil, including Banco Inter, to make dividend distributions in relation to the 2020 fiscal year beyond the minimum legal requirement or the minimum threshold established in such institutions’ organizational documents. Although this restriction applies only to the 2020 fiscal year, the Brazilian monetary authorities could expand the restriction to the following fiscal years depending on the impacts of the COVID-19 pandemic.

In addition, the Brazilian Senate is discussing a tax reform which may encompass the taxation of dividends at 15% rate and the disallowance of payments of interest on shareholders’ equity (juros sobre o capital próprio). Any repeal of the income tax exemption on the distribution of dividends and any increase in applicable taxes on the payment of interest on shareholders’ equity may adversely affect us.

Our dual class capital structure means our shares will not be included in certain indices. We cannot predict the impact this may have on the trading price of Inter & Co Class A Common Shares.

In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares of common stock from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote and multi- class structures and temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. It continues to be somewhat unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from the indices, but in certain situations they may depress these valuations compared to those of other similar companies that are included.

Exclusion from indices could make Inter & Co Class A Common Shares less attractive to investors and, as a result, the market price of Inter & Co Class A Common Shares could be adversely affected.

Inter & Co is a Cayman Islands exempted company with limited liability. The rights of Inter & Co shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

Inter & Co is a Cayman Islands exempted company with limited liability. Inter & Co corporate affairs are governed by its Articles of Association and by the laws of the Cayman Islands. The rights of Inter & Co shareholders and the responsibilities of members of Inter & Co’s board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not improperly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Inter & Co’s Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure, such director shall not vote in respect of any transaction or arrangement in which he or she is interested and shall not be counted in the quorum at the meeting. The resolution may be passed by a majority of the directors present at the meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Description of Share Capital — Principal Differences between Cayman Islands and U.S. Corporate Law.”

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), Inter & Co will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

As a foreign private issuer and emerging growth company, Inter & Co will be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, Inter & Co is not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit Inter & Co to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We will follow Cayman Islands laws and regulations that are applicable to Cayman Islands companies. However, Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although Inter & Co will be subject to Cayman Islands laws and regulations having, in some respects, a similar effect as Regulation Fair Disclosure. As a result of the above, even though Inter & Co is required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, Inter & Co will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company Inter & Co is permitted to, and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, Inter & Co will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or PCAOB, (unless the SEC determines otherwise) and Inter & Co’s auditors will not need to attest to Inter & Co’s internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until Inter & Co is no longer an emerging growth company. As a result, Inter & Co shareholders may not have access to certain information that they deem important. Inter & Co will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the Proposed Transaction, (b) in which we have total annual revenues of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of Inter & Co common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30th, and (2) the date on which Inter & Co has issued more than US$1.0 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. Inter & Co could be an “emerging growth company” for up to five years, although circumstances could cause Inter & Co to lose that status earlier, including if the market value of Inter & Co common shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case Inter & Co would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find Inter & Co common shares less attractive because we may rely on these exemptions. If some investors find Inter & Co common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile.

Upon the listing of our common shares on Nasdaq, we will be a “controlled company” within the meaning of the rules of Nasdaq corporate governance rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

Immediately after the completion of the Proposed Transaction, our controlling shareholder will beneficially own all of Inter & Co Class B Common Shares, representing a majority of the voting power of Inter & Co’s outstanding share capital. As a result, Inter & Co will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election or appointment of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies, within one year of the date of the listing of their common shares:

●	are not required to have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;
●	are not required to have a compensation committee that is composed entirely of independent directors; and
●	are not required to have a nominating and corporate governance committee that is composed entirely of independent directors.

Following the Proposed Transaction, we intend to utilize these exemptions. As a result, we do not expect a majority of the directors on Inter & Co board will be independent upon the closing of the Proposed Transaction. In addition, we do not expect that any of the committees of the board will consist entirely of independent directors upon the closing of the Proposed Transaction. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

As a foreign private issuer, Inter & Co is permitted to, and will, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of Inter & Co Class A Common Shares.

Section 5605 of Nasdaq equity rules requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, Inter & Co permitted to, and will, follow home country practice in lieu of the above requirements. See “Description of Share Capital — Principal Differences between Cayman Islands and U.S. Corporate Law.”

Inter & Co may lose its foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain Inter & Co current status as a foreign private issuer, either (a) more than 50% of Inter & Co Class A Common Shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of Inter & Co executive officers or (b)(ii) directors may not be U.S. citizens or residents; (2) more than 50% of our assets cannot be located in the United States; and (3) our business must be administered principally outside the United States. If Inter & Co loses this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in Inter & Co corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

Inter & Co shareholders may face difficulties in protecting their interests because Inter & Co is a Cayman Islands exempted company.

Inter & Co corporate affairs are governed by our Articles of Association, by the Companies Act (As Revised) of the Cayman Islands, or Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against Inter & Co directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of Inter & Co shareholders and the fiduciary responsibilities of Inter & Co directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation of a company that takes place (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation (by way of a scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation that does not take place by way of a scheme of arrangement to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Inter & Co directors have discretion under Inter & Co Articles of Association to determine whether or not, and under what conditions, Inter & Co corporate records may be inspected by Inter & Co shareholders, but are not obliged to make them available. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

United States civil liabilities and certain judgments obtained against Inter & Co by Inter & Co shareholders may not be enforceable.

Inter & Co is a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, the majority of Inter & Co directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and Inter & Co officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands and Brazil. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Judgments of Brazilian courts to enforce our obligations with respect to Inter & Co Class A Common Shares may be payable only in Reais.

Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of Inter & Co Class A Common Shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, typically as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then typically adjusted to reflect exchange rate variations and monetary restatements through the effective payment date. The then-prevailing exchange rate may not afford non- Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.

The receipt of the consideration pursuant to the Proposed Transaction is expected to be a taxable transaction for U.S. federal income tax purposes.

We expect that the exchange of Banco Inter Shares for the consideration in the Proposed Transaction will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder (as defined herein) will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the fair market value of any Inter & Co Class A Common Shares or Inter & Co BDRs, as the case may be, received on the date of the exchange and/or the cash received with respect to the Banco Inter Shares exchanged and (ii) the U.S. Holder’s adjusted tax basis in the Banco Inter Shares. A U.S. Holder will have a tax basis in any Inter & Co Class A Common Shares or Inter & Co BDRs received, as the case may be, equal to their fair market value on the date of the exchange, and the U.S. Holder’s holding period for such Inter & Co Class A Common Shares or Inter & Co BDRs will begin on the day after the date of the exchange.

However, in the event that the IRS were to characterize a U.S. Holder’s transfer of Banco Inter Shares in the Proposed Transaction as part of a single integrated transaction including previous transfers of Banco Inter Shares to Inter & Co, a U.S. Holder may not be permitted to recognize loss in connection with such U.S. Holder’s transfer, but may be required to recognize gain to the extent of any cash or the value of any Cash Redeemable Shares received (but not in excess of the total gain realized by such U.S. Holder in connection with the transfer).

The tax consequences of the Proposed Transaction and of holding Inter & Co Class A Common Shares or Inter & Co BDRs are discussed in more detail below under “Material Tax Considerations — U.S. Federal Income Tax Consequences.”

There could be adverse U.S. tax consequences to former Banco Inter Shareholders that hold Inter & Co Class A Common Shares or Inter & Co BDRs following the Proposed Transaction if we are a passive foreign investment company.

U.S. shareholders of passive foreign investment companies are subject to potentially adverse U.S. federal income tax consequences. In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average value of its assets (generally determined on the basis of a quarterly average) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

Based on Banco Inter’s financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not believe that we were treated as a PFIC for the 2021 taxable year and we do not anticipate becoming a PFIC for our current taxable year or in the reasonably foreseeable future.

However, the determination whether we are a PFIC must be made annually after the close of each taxable year and based on the facts and circumstances at that time, such as the valuation of our assets (including, following the Proposed Transaction, the assets of

Banco Inter), including goodwill and other intangible assets, which may depend on the value of the Inter & Co Class A Common Shares and Inter & Co BDRs which can be expected to vary from time to time. The determination of our PFIC status also depends on whether and how fast we deploy significant amounts of cash and other liquid assets (including the proceeds from this offering). In addition, although we consider ourselves to be actively engaged in an active business, certain of our income may be treated as passive income, unless it is eligible for an exception for certain income derived in the active conduct of a banking business, or the “Active Banking Exception,” and related assets may be considered passive assets unless the Active Banking Exception applies. We believe that the Active Banking Exception, as interpreted by Treasury regulations, including recently proposed Treasury regulations, or the Proposed Regulations, should apply to treat such income and related assets as active, but such treatment is not certain. Moreover, while the Proposed Regulations permit taxpayers to rely on them, it is possible that the U.S. Department of the Treasury, or Treasury Department, will not follow the approach of the Proposed Regulations when issuing final regulations, in which case the Active Banking Exception might not apply to our income and it is possible that we could be treated as a PFIC.

Accordingly, there can be no assurance that we will not be treated as a PFIC for a given taxable year. If we are a PFIC, U.S. shareholders would be subject to certain adverse U.S. federal income tax consequences as discussed under “Material Tax Considerations — U.S. Federal Income Tax Considerations.”

If we are required to register under the Investment Company Act, our ability to conduct our business could be materially adversely affected, and you could suffer losses.

Inter & Co is not registered, and does not intend to register, as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. The Investment Company Act contains substantive legal requirements that regulate the manner in which investment companies are permitted to conduct their business activities. Inter & Co’s assets are primarily its indirect equity stake in Banco Inter, which we believe is not an investment company pursuant to the exemption set forth in Rule 3a-6 under the Investment Company Act (which covers foreign banks).

We expect that Inter & Co’s operations will be conducted through wholly or majority-owned operating subsidiaries so that Inter & Co and each of its subsidiaries is not an investment company under the Investment Company Act. As a consequence of seeking to avoid the need to register under the Investment Company Act on an ongoing basis, we may be restricted from holding certain securities or may structure operations in a manner that would be less advantageous than would be the case in the absence of such requirements.

Additionally, if we were to be deemed an investment company, restrictions imposed by the Investment Company Act, including limitations on our capital structure and our ability to transact with our affiliates, could make it impractical for us to continue our business as currently conducted and could have a material adverse effect on our financial performance and operations.

Pursuant to Brazilian law, we may amend our deposit agreement in respect of the BDRs and the rights of BDR holders by means of an agreement with the BDR Depositary and without the consent of BDR holders.

Pursuant to Brazilian law, we may amend the BDR deposit agreement and the rights of Inter & Co BDRs by means of an agreement with the BDR Depositary and without the consent of BDR holders. In that case, even if the amendment or change is materially adverse to the rights of BDR holders, it will become effective and the BDR holders will not be able to challenge such amendment.

There are no specific rules relating to the delisting of our BDRs from the B3.

We may decide to delist the Inter & Co BDRs from B3. In such case, we cannot guarantee that we (or any person related to us) will make a public offering for the acquisition of Inter & Co BDRs or the underlying Class A Common Shares on terms and conditions that meet the expectations of the BDR holders, who in any case will not be able to prevent us from deregistering from the CVM and delisting our BDRs from the B3.

Risks Related to Our Business

The coronavirus pandemic (COVID-19), as well its economic effects, together with slowdown and volatility in the Brazilian and global financial and capital markets have had and may continue to have adverse effects on our business, financial condition, liquidity and operating results, and may increase other risks described in this section “Risk Factors.”

The COVID-19 pandemic has increased the volatility in the Brazilian and international financial markets and in economic indicators, including inflation, interest rates, foreign exchange rates and credit spreads. As an example, as a result of greater volatility, B3 circuit breaker was triggered several times in March 2020 and the value of assets was negatively impacted on those occasions. Any unexpected shocks or movements in these market factors or conditions may result in financial losses associated with our positions and exposures, which may deteriorate our financial condition. Government and anti-COVID-19 pandemic measures have had and are likely to continue to have a strong impact on global and Brazilian macroeconomic and financial conditions, including disruption of supply chains and the closure of various companies, leading to loss of revenue, increased unemployment, stagnation and economic contraction. Measures taken by government authorities worldwide, including Brazil, in order to stabilize markets and support economic growth may not be sufficient to control high volatility or prevent serious and prolonged reductions in economic activities.

In addition, the social distancing measures imposed by government authorities to contain the COVID-19 pandemic from time to time have resulted in a sharp drop or even a halt in the activities of companies in various sectors. Such policies and measures influenced the behavior of consumers and the population in general, the demand for services, products and credit. Current macroeconomic fundamentals, such as unemployment, inflation and growth have had and can continue to have a negative impact on our business, mainly in the form of:

●	liquidity restrictions and reduced access to financing and funding;
●	reduction in the volume traded on debit and/or credit cards;
●	a relevant increase in the risks associated with the corporate debt market, including those resulting from increased delinquency, renegotiations of existing debt contracts and possible claims of force majeure, which may increase the provisions for losses, causing loan losses to exceed the provisioned amounts, and impact on the proportion of loans in arrears in relation to the total loans granted by us, with particular impact on the corporate loan business;
●	restrictions on certain business activities that may impact on us as well as our employees, suppliers, customers, counterparty customers and other business partners, thus affecting our operations and our customers’ ability to conduct business and fulfill their obligations to us;
●	supply chain disruption; and
●	an increase in our investments and expenses in cyber security and information security and in measures to control and manage operating risks.

Consumers affected by the COVID-19 pandemic may continue to exhibit downturns in behavior even after the crisis ends, maintaining low levels of discretionary spending over the long term. Our market, liquidity, credit and operational risk management policies, procedures and methods may not be fully effective.

In March 2021, the number of registered cases continued to increase and the occupancy rate of hospital beds remained high in Brazil. As vaccination campaigns further progress, restrictions on commercial activities and social distancing rules could be reviewed by the authorities. Moreover, the immunization of the Brazilian population is not complete. As of December 2021, approximately 65% of the population had received both vaccine shots, with the percentage of those who had received the vaccine booster at around 10%. Uncertainties about the effectiveness of vaccines and the fact that they could fuel the emergence of viral variants and mutations, resulting in an insufficient immunization, could make it difficult to control the pandemic.

The extent of the COVID-19 pandemic will have more significant impact on our business, financial condition, liquidity and results will depend on various market and political factors beyond our control, including the possibility of additional outbreaks with new variants that may be more or less aggressive and/or contagious and the intensity of the economic downturn resulting from actions taken, or to be taken, by government authorities.

The neobank or digital banking sector in Brazil is in its early years and is highly competitive, and we may be unable to maintain our market position.

The Brazilian digital banking or neobank sector is in its early years and is highly competitive. As such, large financial institutions, considered to be “incumbents,” have adopted strategies that focus on digital banking and therefore compete with newcomers in:

●	consolidating a position in the digital bank accounts market;
●	developing benefits programs to attract and retain account holders; and
●	expanding the portfolio of digital products.

Many of our competitors, in particular traditional banks or competitors that are affiliated with traditional banks, have substantially greater financial, operational and marketing resources than we do. Accordingly, these competitors may be able to offer more extensive or enhanced products and services to customers, or offer such products and services at more attractive rates (including more attractive interest rates on deposits and loans) or on better terms. As a result, we may be forced to increase our deposit interest rates, or lower the rates we charge for loans or the fees we charge for other services or devote significant financial resources to our marketing efforts or developing customized products and services that customers demand, in order to maintain and expand our market share. If this were to occur, we would need to enhance cost control to maintain our margins, and, if we are unable to control our costs, our margins may be adversely affected.

In addition, other financial institutions (including fintechs with digital credit platforms), have begun to actively operate in the digital banking segment in Brazil, further increasing competition. The fintech business model differentiates itself by the use of technology to reduce the bureaucracy related to financial services and products, focusing on efficiency and productivity to reduce costs and processes when compared to traditional financial institutions. Such business models oftentimes are also subject to lighter regulatory requirements. These advantages, which are created by the fintech ecosystem itself, pose challenges to the traditional banking business model, requiring constant adaptation to the industry’s innovations and thus allowing new players to enter the industry rapidly and in such a way that cannot be anticipated or immediately copied by its competitors.

In addition, some of our competitors in certain product areas and markets may not be subject to the same regulatory requirements that we are. For instance, certain fintechs in Brazil operate under licenses that provide lighter regulatory requirements when compared with our multi-service bank (banco múltiplo) license, such as sociedades de crédito direto and payment institutions. Regarding the latter, certain payment institutions are permitted to operate in Brazil without Central Bank authorization or compliance with the regulatory framework and the higher costs associated therewith until a certain threshold of transactions is met. As a result, such competitors are able to offer products and services at lower costs, which puts pressure on the pricing and terms that we offer our products and services and, as a result, on our profit margins.

If we fail to provide new and innovative products and services, we may not be able to implement our growth strategy and our results and financial position may be adversely impacted.

To be competitive and maintain and enhance customer experience and the quality of our products and services, we must continuously invest in the development of new products and features to keep pace with technological developments. Rapid, significant and disruptive technological changes have impacted or may in the future impact on the industries in which we operate, including changes in artificial intelligence and machine learning (e.g., in relation to fraud and risk assessment); payment technologies (e.g., real-time payments, payment card tokenization, virtual and crypto currencies, including distributed ledger and blockchain technologies, and proximity payment technology, such as near-field communication and other contactless payments); mobile and internet technologies (e.g., mobile application technology); merchant technologies, including for use in-store, online and via mobile, virtual, augmented or social-media channels; and digital banking features (e.g., balance and fraud monitoring and notifications).

Many of our competitors, especially large incumbent financial institutions and competitors affiliated with such institutions, have the ability to devote more financial and operational resources than we can to the development of new technologies and services and, if successful, their development efforts could render our services less desirable to customers, resulting in the loss of customers or a reduction in the fees we can generate. If our development efforts prove unsuccessful, or if we are unable to develop, adapt to or access technological changes on a timely and cost-effective basis, our business, financial condition and results of operations could be materially adversely affected.

Failures or breaches in critical processes or systems may interrupt our business, increasing costs and resulting in losses, which could materially adversely affect us.

As a financial institution, we are exposed to various operational risks, including risks of interruption of our business, failure of our systems or operations and fraud by our employees or third parties, such as failures to properly record transactions, equipment failures or mechanical or employee errors. There can be no assurance that our systems or processes will not fail or that fraud, errors, or operating problems will not materially adversely affect us.

Moreover, we may be subject to significant operational process interruptions, including events that are entirely or to some measure beyond our control, which may materially adversely affect our operations, including but not limited to:

●	the total or partial unavailability of systems that support back office services;
●	failures of our critical automated or non-automated systems; and
●	interruptions in the supply of outsourced services on which our critical processes depend, such as processing interbank wire transfers, payment of public or private securities, settlement of purchase orders and/or sale of securities, among other processes.

Operational failures, including those resulting from human error or fraud, increase costs, and may result in losses, disputes with customers, damage to our image, lawsuits, regulatory fines, sanctions, intervention, the obligation to issue refunds or other damages. These impacts may also be long lasting and have irreversible impacts to the long term prospects of the business. Any such operational failure may materially adversely affect us.

Failure to protect against risks related to cybersecurity may result in a loss of revenue and materially adversely affect us, including hampering our operations or resulting in unauthorized disclosure of information.

Our security structure is subject to cybersecurity failures, including cyber-attacks, which may include intrusion into platforms and IT systems (which includes, inter alia, servers, databases, networks, applications, software, services, partners’ services and anything considered a digital asset (e.g. which has bits and bytes)) by malicious third parties, malware infiltration (such as computer viruses), contamination (whether intentional or accidental) of networks and systems by third parties with whom we exchange data, cyber-attacks designed to access, change, corrupt or destroy systems, computer networks, stored information or transmitted information, as well as unauthorized access to or breach of sensitive and or private data of customers by our employees, third parties or others. For example, in 2018, certain information relating to our customers in the year was published without our authorization. The unauthorized publication of this information resulted in certain legal proceedings against us. For additional information, see “Business — Legal and Administrative Proceedings — Civil Proceedings.”

Successful cyber-attacks may paralyze or make our services or systems unavailable for uncertain periods of time, resulting in losses, contamination, corruption or loss of customer data and other sensitive stored information, a breach of secured data, dissemination of unauthorized information or loss of significant levels of liquid assets (including cash).

Additionally, due to the remote working strategy we adopted during the pandemic, there is the possibility of an increase in cyber-attack attempts through employees’ computers because the cyber security of networks used by employees outside our offices may not provide the same level of security as that of our work environment, which may impair our ability to manage our business.

As cyber-attacks continue to evolve in size and sophistication, we may incur significant costs in attempting to modify or improve protective measures. Moreover, cyber-attacks are constantly changing and being reinvented. We may not be able to upgrade our systems quickly enough to keep up with these changes, or we may be required to allocate additional funds above the amounts originally earmarked to stop such attacks. We may be exposed to the risk of being held jointly and severally liable for possible claims by these third parties.

We may also incur significant costs in investigating or remedying any vulnerabilities or breaches or in reporting cyber-attacks to our customers. Any inability to effectively protect our systems and platforms against cyber-attacks may result in losses, disputes with customers, damage to our reputation, lawsuits, regulatory fines, sanctions, regulatory intervention and other damages, each of which could materially adversely affect us. We may not be able to upgrade our systems at a sufficient pace to keep up with these changes, or we may be required to allocate additional funds above the amounts originally allocated to prevent such attacks.

Our regulators are increasingly aware of the need for cyber risk management and, among the current regulations, we are subject to CMN Resolution 4,893/21, whose requirements are related to the readiness to report attacks in response to cyber incidents and the adequacy of our controls environment and information security policies. Failure to manage cybernetic risks or to comply with these regulatory requirements may adversely affect us in relation to the regulator.

We have strategic partners in infrastructure and systems, which also process information and operate critical services. These suppliers are subject to risks similar to those described above and may have a direct impact on us and our customers. Additionally, under Brazil’s data protection law, data processors may be jointly and severally liable for any damage caused to the data subjects. As such, we may be jointly and severally liable for any damage caused by third-party service providers involved directly in our data- processing operations. Any undue use of customer information, or the perception of such misuse, may subject us to legal and administrative proceedings and fines, which may adversely affect our reputation and financial condition.

We are subject to risks associated with noncompliance with data protection laws and may be materially adversely affected in the event we are subject to fines and other sanctions under these laws.

In 2018, the Data Protection Law (Lei Geral da Proteção de Dados), Law No. 13,709, of August 14, 2018, or Data Protection Law, was approved and has been in force since September, 2020, transforming the manner in which personal data protection in Brazil is regulated. The Data Protection Law is a new legal milestone regulating the processing of personal data, establishing the rights of the data subjects, the applicable legal basis for the protection of personal data, the requirements for obtaining consent, as well as obligations and requirements following the occurrence of security incidents and data leaks. In addition, Law No. 13,853 of July 9, 2019, amended the LGPD to create the Brazilian National Authority for the Protection of Data (Autoridade Nacional de Proteção de Dados), or ANPD.

The process of remaining compliant with the data protection statutes and regulation in Brazil requires us to continuously improve our practices, which may require additional investments and additional cybersecurity expenses, both of which may adversely affect our financial condition and results of operations.

Failure to comply with any of the provisions of the Data Protection Law may subject us to: (i) legal proceedings (including class actions and claims from individuals and legal entities) seeking indemnification for a breach of the Data Protection Law or other similar statutes regulating data privacy; and (ii) the penalties provided for in the Data Protection Law and other similar statutes regulating data privacy to be imposed by certain consumer protection entities (which have been imposing such fines since before the Data Protection Law).

In the event that we fail to comply with the Data Protection Law, we may be subject to fines (on an individual or cumulative basis), warnings, disclosure obligations, temporary suspensions, an obligation to delete personal data and a fine of up to 2.0% of our Company’s, economic group’s or conglomerate’s revenue (excluding taxes) in Brazil in the year proceeding the breach up to an aggregate R$50.0 million per infraction. In addition, we may be held liable for civil, moral, individual or collective damages caused by us or our subsidiaries in the event of a failure to comply with the Data Protection Law.

Accordingly, any failure to protect personal data processed by us or our subsidiaries to comply with applicable data protection laws, may result in significant fines, an obligation to disclose the incident to the market, an obligation to delete personal data from our records or suspension of our operations and may materially adversely affect our reputation and results of operations.

Further, CMN Resolution No. 4,893, of February 26, 2021, or “CMN Resolution 4,893” sets forth requirements for data processing, storage and cloud computing services by financial institutions and determine the mandatory implementation of a cybersecurity policy. Financial institutions, including Banco Inter, are required to draw up internal cybersecurity policies, to appoint an officer to be responsible for implementing and overseeing cybersecurity policies, to adopt procedures and controls to prevent and respond to cybersecurity incidents and to include specific mandatory clauses in agreements regarding data processing, storage and cloud computing services. As a consequence of Supplementary Law No. 105, of January 10, 2001, we are also subject to strict secrecy rules on transactions, and are required to preserve the confidential nature of assets and liabilities transactions and of the services provided to our customers. Any additional privacy laws or regulations enacted or approved in Brazil could harm our business, financial condition or results of operations.

Interruptions or failures in our technology systems or any lack of integration or redundancy of these systems may materially adversely affect us.

Our operations depend on the efficient and uninterrupted operation of our IT systems. For example, these systems are required to process a significant and constantly growing number of transactions efficiently and accurately, as well as enable the processing, storage and secure transfer of confidential data and other sensitive information. The software that we use to process these transactions is required to interact with third party software or operating systems. Accordingly, any incompatibilities or the unavailability of such software or operating systems, or any errors or limitations as to their use, may prevent proper processing of transactions made by our customers resulting in losses, disputes with customers, lawsuits, regulatory fines, sanctions, regulatory intervention, an obligation to issue refunds or other damages, each of which could materially adversely affect us.

In addition, the hardware and software that we use may be damaged or be subject to complete or partial interruptions as a result of internal failure, natural disasters, failures in telecommunications services, computer viruses, physical intrusion, electronic intrusion and other events or similar occurrences. Any of these events may result in disruptions, delays and/or losses in the transmission of essential data, which may materially adversely affect us. System failures, bugs and version updates may also cause adverse effects, including service interruptions, data losses, data breaches and/or vulnerabilities.

Any failure in monitoring or improving our IT systems linked to our operation (including due to insufficient investments) could adversely affect our operations.

Any failure to improve our operational IT systems or to make the necessary investments to keep pace with technological developments in the banking and financial industry may materially adversely affect us.

Considering that our core business is intrinsically linked to the digital environment in which new technologies are developed daily, our ability to maintain our competitiveness and expand our business depends on our ability to improve IT systems and efficiently increase our operational capacity. As a result, we must continuously make investments in significant improvements in our IT infrastructure in order to remain competitive. There can be no assurance that we will have the funds available to maintain the levels of investment required to support improvements or upgrades to our IT infrastructure, which may result in a significant loss of competitiveness against our main competitors, and an inability to keep pace with the evolution of the sector and customer needs, materially adversely affecting us.

Moreover, we are unable to foresee the effect of technological changes on our operations. In addition to our own initiatives, we depend in part on third parties for the development of, and access to, new technologies. New services and technologies applicable to our industry may arise and make the current technology used in our products and services obsolete. The development of new technologies and their integration into our products and services may require significant investment and considerable time and may ultimately prove unsuccessful. In addition, our ability to adopt new products and services and to develop new technologies may be limited by industry standards, changes in rules and regulations, customer resistance, intellectual property rights held by third parties and other factors. Our success will depend on our ability to develop and incorporate new technologies to meet the challenges of a rapidly evolving market for financial services that are provided electronic means and to adapt to changing technologies. If we are unable to do so in a timely or profitable manner, our business and results of operations may be materially adversely affected. We have systems, programs and routines that were and are coded by Inter employees and third-party professionals. We cannot guarantee that these codes do not have unmapped failures or breaches.

Models, policies, procedures and methodologies that we have adopted to manage risks (including market, liquidity, credit, operational and environmental risks) may not be sufficient to prevent exposure to unforeseen or unknown risks that may materially adversely affect us.

The models, policies, procedures and methodologies that we use to monitor, measure and manage risks may not be sufficient to prevent our exposure to unforeseen risks or the occurrence of known risks, which may materially adversely affect us. Moreover, potential measures or changes instituted by regulators, including changes in laws, may materially adversely affect us.

For example, statistical models and management tools used to estimate our exposure within a given time period may prove inaccurate in estimating the capital, controls or safeguards required to cover, control or mitigate unpredictable, unforeseen or erroneously quantified factors. Furthermore, stress tests and sensitivity analyses based on predefined scenarios may not identify all of the possible impacts on our results of operations.

We may incur losses resulting from failures, inadequacies or deficiencies in internal processes, systems, or human error. In addition, we may incur losses resulting from external events such as natural disasters, terrorism, theft and vandalism, as well as events that are not properly identified and addressed by our models. The incurrence of any of these risks may materially adversely affect us. See “Risk Factors — Regulatory, Political and Legal Risks — We have identified material weaknesses in our internal control over financial reporting. If we are unable to remedy these material weaknesses or fail to establish and maintain a proper and effective system of disclosure controls and internal controls over financial reporting, our ability to produce timely and accurate financial statements, our results of operations and our ability to operate our business or comply with applicable regulations may be adversely affected.”

Our systems, methods, analysis, management and risk controls relating to our customer base may not be sufficient to prevent losses.

Part of our credit portfolio is composed of treasury and loan transactions, and as a result, fluctuations in interest rates, the prices of securities, exchange rates and other floating market indices may materially adversely affect our results of operations. The success of these banking transactions depends, among other factors, on the balance between the risks assumed and the returns obtained from these transactions.

Before performing any of these banking transactions, we carry out an analysis of the credit profile of each of our customers in order to evaluate the risk that each transaction poses. There can be no assurance that our risk management and credit analysis systems, methods or policies and control systems will be sufficient to prevent losses due to some failure to identify all applicable risks. There can also be no assurance that our risk management systems will be sufficient to prevent losses stemming from analysis of the risks identified, or that our risk identification will be adequate, correct or timely, which may materially adversely affect us.

We are subject to laws and regulations relating to money laundering, financing of terrorism, corruption and other illegal activities in the jurisdictions in which we operate and may be materially adversely affected by violations of these laws and regulations.

We are subject to laws and regulations related to the prevention and combating of money laundering, financing of terrorism, corruption and other illegal activities. These laws and regulations require, among other measures, that we adopt and apply “Know-your-Client,” “Know-your-Supplier,” “Know-your- Partner” and “Know-your-Employee” procedures (including in all cases, politically exposed person, or PEP assessments) and also suitable internal policies to address our business risks. We must also provide training for employees in the prevention of money laundering, financing of terrorism and other related illegal activities, as well as report suspicious transactions to the appropriate authorities.

These standards have become more detailed and complex, requiring that we continuously improve already sophisticated systems and use specialized personnel for compliance and monitoring purposes. Policies and procedures to detect and prevent the use of our framework for money laundering, financing of terrorism, corruption and related unlawful activities, as well as those designed to prevent bribery and other illegal practices may not prove effective in preventing the unauthorized use of our systems by our directors, officers, staff members, controlling shareholder, affiliates or third-party agents for illegal or improper activities.

In January 2022, we completed the acquisition of 100% of the share capital of USEND, which is engaged in money transmittal business in the United States. Money transmittal businesses are particularly exposed to money laundering risks, particularly in connection with international transfers involving low amounts, which may not be captured by monitoring procedures.

In the event that we are unable to fully comply with applicable laws and regulations to prevent and combat money laundering and the financing of terrorism, combating corruption or other related illegal activities, we may be subject to:

●	administrative, criminal and/or civil fines and penalties;
●	loss of our operating licenses;
●	prohibition or suspension of our activities; and
●	prohibition on entering into contracts with Brazil’s public administration and becoming ineligible for certain tax benefits or other programs which involve public funds.

Any such consequences may materially adversely affect our reputation, financial condition and results of operations.

We may be materially adversely affected to the extent we, our controlling shareholder, affiliates, directors, officers, staff members or third-party agents are involved, or accused of being associated with, money laundering, financing of terrorism, corruption or other related illegal activities, or in the event that our operations, accounts or systems are used, with or without our knowledge, to further money laundering, financing of terrorism, corruption or other illegal or improper purposes. Under Brazilian anti-corruption laws, an entity may be punished in case of breaches by other entities of its group.

We may be materially adversely affected by damage to our reputation.

We depend on our image and credibility in the market to operate our business and attract and retain customers, investors and employees. Various factors may damage our reputation and result in a negative perception by our customers, counterparties, shareholders, investors, government agencies, the community and regulators. These factors include, among others, non-compliance with legal obligations, conducting unlawful transactions with customers, contracting suppliers that do not conduct their business ethically, unauthorized disclosure of customer information, misconduct by our employees and failures in risk management. In addition, negative publicity relating to us may damage our business, while actions taken by third parties, including suppliers, such as engaging in child labor, slave labor, discriminatory practices, unlawful acts and corruption, activities contrary to health, work safety or environmental regulations, may indirectly tarnish our reputation in the market. Any failure to establish or preserve a favorable reputation among customers and within the banking industry may materially adversely affect us.

We may have insufficient capital to meet the capital requirements established by the CMN and the Central Bank.

Brazilian financial institutions must comply with the guidelines imposed by the CMN and the Central Bank which are similar to the guidelines of Basel II, related to capital adequacy, including minimum capital requirements. We cannot guarantee that in the future we will have sufficient funds or resources available to ensure adequate capitalization, and therefore we may be unable to meet the capital adequacy requirements imposed by the CMN and the Central Bank.

CMN Resolution No. 4,955, of October 21, 2021, or CMN Resolution No. 4,955, establishes a calculation method for regulatory capital held by financial institutions and other institutions authorized to operate by the Central Bank.

This resolution establishes the beginning of the transition to new standards established by Basel III, and its main purposes are:

●	to improve the capacity of financial institution to absorb shocks arising from the financial system and other economic sectors;
●	to reduce the risk of contagion spreading from the financial sector to the real economic sector (systemic risk);
●	to maintain financial stability; and
●	to promote sustainable economic growth.

Moreover, financial institutions (such as Banco Inter) may only distribute profits in an amount higher than that which may be required by law or regulations if this distribution does not jeopardize compliance with capital and equity requirements. Accordingly, any failure of Banco Inter to meet minimum capital requirements may negatively affect our ability to distribute dividends and interest on capital to shareholders, in addition to adversely affecting our operating and lending capacity. As a result, we may have to sell assets or take other measures that may materially adversely affect us.

In addition, Brazilian regulators may apply sanctions due to capital inadequacy, including administrative proceedings, fines, disqualification of management and even the cancellation of our operating license, which may materially adversely affect us.

Mismatches between interest rates, indexes, exchange rates, the maturities of our credit portfolio and our sources of funds may negatively affect our credit transactions and us.

We are exposed to mismatches of interest rates and maturities between our assets and liabilities. A portion of our credit portfolio is composed of loans at fixed or floating interest rates and the profitability of credit transactions depends on our capacity obtain funding at competitive rates. An increase in market interest rates in Brazil could increase our cost of funding, particularly the cost of term deposits, thus reducing the spread earned on our credit portfolio, materially adversely affecting us.

Any mismatch between the maturity of credit transactions and sources of funds, which in general are for shorter terms, may exacerbate the effect of any imbalance in interest rates, and pose a liquidity risk in the event that we do not have adequate funding. An increase in the total cost of funding may result in an increase in interest rates that we charge on lending, which may consequently affect our ability to attract new customers and reduce our net interest margin, or NIM. A decrease in the growth of our credit portfolio, or illiquidity arising from the lack of permanent funding, may materially adversely affect us.

See also, “Presentation of Financial and Other Information — Special Note Regarding Non-GAAP financial measures” and “Management’s Discussion and Analysis of Results of Operations and Financial Condition — Quantitative and Qualitative Disclosure about Market Risk.”

The growth of our credit portfolio, including credit card portfolio, may result in an increase in delinquency.

Our management has adopted a strategy of expanding our credit portfolio increasing origination and approving new loans, in particular non-collateralized loans (on which defaults are more likely). This strategy may result in an increase in our financial leverage and, potentially, lead to an increase in default risk and impairment losses on financial assets, which may materially adversely affect us.

Modifications to the rules and regulations governing the origination of real estate loans by financial institutions in Brazil may materially adversely affect us.

The origination of real estate loans by financial institutions in Brazil is subject to rules and regulations that may adversely affect the volume and terms of real estate loans in the Brazilian market. From time to time, the Brazilian government modifies these rules, including for the purpose of advancing public housing policy. There can be no assurance that modifications to rules and regulations governing the origination of real estate loans will not be enacted or that, if enacted, such rules and regulations will be favorable. We derive a significant portion of our operating income from our real estate lending operations. As a result, the suspension of, or significant modifications to, the rules and regulations governing the origination of real estate loans may affect our real estate lending, and as a result, may materially adversely affect us.

Our ability to collect payments due from payroll deductible loans, or payroll loans, is subject to laws and regulations, judicial interpretations and policies of public entities related to payroll deductions.

A portion of our income is derived from payroll loans, where our customers’ loan payments are deducted directly from their pensions, annuities or other earnings. Our ability to make payroll deductions is governed by various federal, state and local laws and/or regulations that establish limits on such deductions, and requires certain licenses issued by public entities and agreements with private sector employers. Any changes in the applicable regulations or adverse judicial determinations may require adjustments to our operational procedures used to collect payroll installments, as well as the granting of payroll loans.

Our capacity to receive payments due on personal loans paid directly from payroll or from social security benefits also depends on the effectiveness and validity of the agreements we entered into with entities of the public sector, including the Brazilian Institute of Social Security (Instituto Nacional da Seguridade Social — INSS) and employers of the public and/or private sector, as well as on the continued employment or status as beneficiary of the borrowers.

Part of our loans are derived from lending through loans deducted directly from payroll, including the payroll card model, a credit card for which monthly bills are deducted from payroll. Repayments are deducted directly from the borrowers’ pensions, annuities or salaries, and may be interrupted if the borrower (a retired person, pensioner, employee or official of the private or public sector) loses his or her job, if other deductions, such as alimony, take priority over the loan, or if the borrower dies.

In the event of a borrower’s termination or leave of absence from his or her employer, the payment of the loan may depend exclusively on the borrower’s financial capacity. There can be no assurance that we will be able to recover loan amounts in these circumstances.

Rules and regulations governing payroll loans establish a maximum percentage of income that may be deducted by financial institutions for payment of debts resulting from payroll loans. If a borrower divorces or legally separates from his or her spouse, under Brazilian law, the alimony due by the borrower may be deducted directly from payroll under certain circumstances and have priority over other debts, such as our payroll loans, which, as a result, might not be repaid.

Our payroll loans are also subject to risks relating to the employer or payee. Any events that affect payments to employees, such as an employer’s financial condition, failures or changes in the internal controls, may delay, reduce or prevent deductions from the employees’ earnings, and therefore, result in losses on our payroll loans portfolio, which may materially adversely affect us.

Any of these risks may result in increased portfolio defaults, provisions for expenses and other expenditures related to collection of amounts due, which may materially adversely affect us.

Executive Order No. 936/2020, which was converted into Law No. 14,020, of June 6, 2020, established the Emergency Program for the Maintenance of Employment and Income, applied during the state of public calamity recognized by Legislative Decree No. 6, of March 20, 2020, which includes the possibility of proportional reductions in working hours and wages, as well as temporary suspension of the employment contract. Due to the extended duration of the COVID-19 pandemic in Brazil, Executive Order No. 1,045, of April 27, 2021, re-implemented the aforementioned program for an additional 120 days. In this scenario, a percentage of our payroll loan agreements may be affected because the borrower’s income or salary that may be used to make payments on payroll loans, or consignable income, may be decreased in relation to the income or salary that was consigned to us, requiring us to refinance or otherwise extend the term of the agreements and consequently our receipt of these amounts.

We may sustain substantial losses as a result of our securities and derivatives transactions.

We trade securities and acquire debt and equity securities. These investments may result in substantial losses in the future given that securities are subject to significant price variations.

We also trade derivatives. These transactions are subject to market, credit and operating risks, including credit or default risk and basis risk (risk of loss associated with the variation of the difference between the asset’s return and our funding cost/hedging cost) and default risk from our counterparties.

Derivatives transactions may cause significant volatility in our equity or lead to results of operations that are better than those that we would have achieved had we not entered into these transactions. There can be no assurance that our securities and derivatives transactions will not materially adversely affect us.

The uncertainties caused by the COVID-19 pandemic has had an adverse impact on the global economy and capital markets, including in Brazil, causing eight circuit-breakers that stopped B3’s trading during the month of March 2020. The price of most of the assets traded in B3 was and has been adversely affected for a number of reasons, including due to the COVID-19 pandemic. Impacts similar to those described above may occur again, causing the assets traded on B3 to fluctuate, including securities held by us.

We may be materially adversely affected if key members of our management resign, or if we are unable to attract and retain specialized management and skilled employees.

Our ability to remain competitive and reach our growth target is dependent upon the success of our management and we may be unable able to successfully attract and retain specialized management. We may be materially adversely affected in the event that our key management personnel resign or if we are unable to continue to attract and retain specialized management.

Also, our business involves specialized functions and requires skilled personnel, with wide-ranging skillsets, experience and talent. We may face a market shortage of personnel and labor cost increases, and to maintain and grow our business, we will need to attract and retain highly skilled employees. We currently face and expect to continue facing in the future intense competition for talent. There is a limited pool of professionals who have the skills and training needed to help us grow, and we compete for such talented professionals not only with other companies in the Brazilian financial industry but also internationally, particularly given the flexibility for remote working since the beginning of the COVID-19 pandemic. If we lose key members of our management or key employees, we may not be able to locate a suitable or qualified replacement, and we may incur additional expenses to recruit and train a replacement, which could severely disrupt our business and growth.

We may be unable to fully implement our management strategies, which may materially adversely affect us.

We intend to expand our share of the Brazilian domestic financial market, particularly by expanding our participation in the retail segment (including personal loans) and by diversifying and expending our portfolio of products and services. Our actual productivity, investments, operating costs and business strategies may be substantially less favorable than originally projected. Difficulties may arise particularly in the form of financial, demographic, competition-related and/or technology issues, among others. There can be no assurance that we will be successful in implementing our management strategies, or that our concentration of activities in specific segments will not materially adversely affect us.

We may experience difficulty in foreclosing upon collateral for unpaid loans and financing.

When borrowers default on loan and financing agreements, we take in-court or out-of-court measures to collect the amounts due. There can be no assurance that our collection and foreclosure procedures in connection with these loans or financing activities will be the most appropriate or that they will result in the actual recovery of the amounts due. We may be materially adversely affected as a result of an increase in loss resulting from defaults.

We may not be able to recover amounts resulting from defaulted loans by borrowers or seize assets pledged as collateral under these agreements, and such collateral, when seized, may not be sufficient to cover defaulted loan balances. We may experience difficulty in foreclosing on collateral for unpaid loans and financing given that foreclosure depends on external variables, such as developments in out-of-court and in-court collection proceedings, and most of these proceedings are challenged in court by the debtors to postpone recovery. We may not be able to recover our delinquent credits on favorable conditions, which may materially adversely affect us, including as a result of increases in our provision for impairment losses.

Where the debtor is in bankruptcy or in-court or out-of-court reorganization, we compete with other preferred and priority creditors to enforce our guarantees. Judicial proceedings may lead to renegotiation of the borrower’s debts.

Certain global events that impact the Brazilian or global economy, such as the COVID-19 pandemic and the war in Eastern Europe, may significantly increase the risks associated with the debt market, including those resulting from increased default, renegotiations of existing debt contracts and possible claims of force majeure, may increase our loss provisions, as well as actual losses, causing loan losses to exceed the provisioned amounts, and impact on the proportion of loans in arrears in relation to total loans granted by us, materially and adversely affecting our financial results.

Upon borrower default, we may be unable to obtain marketable title to properties secured through fiduciary assignment (or mortgage), which may materially adversely affect us.

Due to the increase of our portfolio, the volume of foreclosures as a result of customer defaults may increase significantly, which would indicate an increased risk of our credit portfolio. All of our real estate loans are guaranteed by fiduciary assignments of property or mortgages. In the event the borrower defaults, and following the termination of any applicable cure period established in the loan agreement, we may seek to enforce the fiduciary assignment and transfer title to the property to our name for subsequent auction sale.

We are not subject to a deadline to foreclose on property and the timing of any such foreclosure may vary depending on the circumstances of out-of-court proceedings, such as notary requirements, difficulty in locating the debtor, the requirement to publish notices calling on the debtor to settle the debt and judicial measures available to the debtor, among other circumstances. In addition to the possibility of delays in the proceedings, there is also the possibility of challenges by the debtor, which may give rise to judicial decisions invalidating recovery or annulling the transfer of title, property auction or payment of auction proceeds, which may materially adversely affect us. Because of depreciation and other maintenance costs impacting on the collateral, we seek to sell assets not for own use within a short period of time. We may be unable, however, to sell our properties on acceptable terms and conditions, which may materially adversely affect us.

In addition, particularly with respect to the collateral, there can be no assurance that the amounts we recover through auctions for the sale of repossessed property will be sufficient to cover customer balances outstanding. In the event that we are not able to collect a debt or seize the collateral, or if we are unsuccessful in auctioning repossessed property, we may be materially adversely affected.

Adverse decisions in legal and administrative proceedings and investigations to which we, our subsidiaries or our directors and officers are a party may materially adversely affect us.

We, our subsidiaries and members of our management may be party to lawsuits and administrative proceedings related to civil (including, in particular, claims under Brazilian consumer laws), tax, labor, antitrust, and regulatory claims and investigations arising in the ordinary course of business. Certain of these lawsuits and proceedings may involve sizeable damages claims. For more information on our current legal and administrative proceedings, see “Business — Legal and Administrative Proceedings.”

We cannot assure that the outcomes of these lawsuits will be favorable or that we have sufficiently anticipated the risks inherent to each claim. Provisions that we have recognized, or may recognize in the future, may be insufficient to cover the total cost of these lawsuits and proceedings. In addition, there can be no assurance that material legal, arbitral and administrative proceedings will not arise in the future in relation to contingencies that oblige us to expend significant resources.

In addition, under Brazilian law, a broad range of forms of conduct involving environmental, labor or tax laws may be considered criminal offenses. Accordingly, we, our subsidiaries and members of our management could be subject to criminal investigations and criminal proceedings in connection with allegations of violation of environmental, labor or tax laws.

We may also incur costs with such proceedings, including attorneys’ fees. We may also have some of our assets frozen or otherwise subject to liens, which may affect our liquidity. We may also not have the funds to secure certain proceedings via judicial deposit or by offering some other form of collateral. Our failure to provide collateral on such legal proceedings will result in the amounts we are required to pay due to these proceedings not being suspended (that is, will be due). Such failure to provide collateral may also subject us to seizure of our assets and garnishment of our income, as well as make it difficult for us to obtain certain statements of good tax standing. Any such consequence may adversely affect our financial conditions and results of operations.

We may be materially adversely affected in the event of unfavorable rulings, particularly in lawsuits or proceedings involving material amounts or that impose restrictions that prevent us from conducting our business as initially planned, liability for labor debts and/or obligations resulting from outsourcing and debts resulting from labor claims filed by third-party seeking their employment reclassification. See also “Business — Legal and Administrative Proceedings.” In addition, unfavorable decisions in proceedings involving our management may prevent them from continuing to serve as our officers or directors and/or materially adversely affect our reputation and business.

Our insurance policies may be insufficient to cover possible claims and losses.

There can be no assurance that our insurance policies will be sufficient in all circumstances to cover all of the risks to which we, and our assets, are subject. The occurrence of a significant uninsured claim or loss, or a claim or loss not subject to indemnification, either in whole or in part, or any failure by our third-party service providers to meet their obligations to us, or to purchase insurance, may materially adversely affect us.

Certain risks may not covered by insurers, such as war, acts of God, cyberattacks, data-breaches by our customers and third-party service providers, interruption of certain of our activities and human error. Additionally, natural disasters, meteorological phenomena, electricity shortage and other similar events may cause physical harm and loss of life, as well as interrupt our operations, damage our equipment and the environment, among others.

Our insurance coverage is also subject to timely payment of the premiums. Additionally, there can be no assurance that we will be able to maintain coverage under our insurance policies at reasonable rates or on otherwise acceptable terms. Any failure to maintain coverage may materially adversely affect us.

Third parties may prevent us from using the technology necessary to provide our services or subject us to intellectual property litigation.

We depend on intellectual property developed by third parties, including open-source libraries, to conduct our business, such as patents, computer programs and use licenses, among others. If our use of third-party intellectual property is considered illegal or irregular, we may be prevented, including judicially, from continuing to use such assets.

Additionally, our inability to negotiate a license to use intellectual property owned by third parties that is essential for our business on acceptable terms could oblige us to stop using the intellectual property in question or to stop offering services that incorporate such intellectual property. In these cases, we could be required to indemnify the third party or become involved in costly and complex litigation, which, regardless of the outcome, could materially adversely affect our business and results of operations.

We may be materially adversely affected if we are prohibited from using the brand “Inter” in any of our core verticals or if we fail to protect our intellectual property rights.

We believe the brand “Inter” is an important distinctive sign that help distinguish us from our competitors. Some of our applications for trademark over the brand “Inter” have been rejected by Brazilian National Institute of Intellectual Property (Instituto

Nacional de Propriedade Industrial), or the INPI, including our application for trademark over the brand Inter for use in connection with financial services. We have proposed a suit, which is still ongoing, to reverse the decision of the INPI with respect to the “Inter” brand and judicially register the brand. Therefore, we do not currently own the trademark “Inter,” which is the common identifier among our different products. As a result, (i) our ability to protect the brand Inter and to prevent third parties from using this brand is limited, and (ii) there can be no assurance that competent authorities would not recognize exclusive rights of third party over the brand Inter in certain industries or jurisdictions, in which case we may be prohibited from using brand Inter in these industries or jurisdictions. If we are unable to register the brand Inter through our lawsuit or otherwise or are prohibited from using the brand Inter in any of our core verticals, particularly in our banking vertical, our business may be materially and adversely affected. See also, “Business — Intellectual Property.”

Furthermore, we may be unable to obtain intellectual property rights over our technologies and brands, and our existing trademark registrations and applications, and any trademarks that may be used in the future, may not provide us with competitive advantages or distinguish our products and services from those of our competitors. Also, our intellectual property rights may be contested, circumvented or found to be unenforceable, weak or invalid, and we may not be able to prevent third parties from infringing or otherwise violating them. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which is expensive, could cause a diversion of resources and may not prove successful. Any failure to protect our intellectual property rights may materially adversely affect us.

A decline in our credit ratings may materially affect our liquidity and competitiveness as well as increase our funding costs.

Our funding costs and access to the debt capital markets are influenced by numerous factors, such as macroeconomic conditions, the regulatory environment for Brazilian banks, insufficiency of capital, failure to timely comply with our obligations to customers and suppliers, continuous availability of term deposits in the local market and failure to enlarge our credit portfolio. As a result, we are significantly dependent on our credit risk ratings. These ratings are provided by private ratings agencies that may at any time lower or withdraw our credit ratings or place us on a negative “credit watch.”

Any unfavorable change in the abovementioned factors may give rise to a negative impact on our credit rating, potentially increasing our lending costs and limit our access to the capital markets, which may, in turn, result in a decrease in our revenues and materially adversely affect our liquidity. There can be no assurance that ratings agencies will not lower our credit ratings or place us on a negative credit watch. Changes in circumstances, whether real or perceived, may significantly alter our credit ratings, which may, in turn, materially adversely affect our results of operations and liquidity.

We may be unable to identify, complete, integrate or obtain the benefits of past and future acquisitions or commercial partnerships.

We have engaged in mergers and acquisitions and commercial partnerships in the past and may pursue acquisitions and other commercial partnerships in the future as part of our growth strategy. There can be no assurance that we will be able to identify and execute future acquisition or commercial partnership opportunities.

Our ability to successfully execute acquisitions may be limited by the number of acquisition targets available, internal demand for resources, our ability to obtain financing (to the extent necessary and on satisfactory terms) for larger acquisitions and our ability to obtain the required corporate, regulatory or governmental approvals. In addition, even if we are able to identify acquisition targets, third parties with which we have a commercial relationship may be unwilling to enter into agreements on commercially balanced terms for a particular transaction. We may experience significant delays in completing acquisitions, which may not come to fruition for a number of reasons, including failure to meet specified conditions or to obtain the required regulatory approvals. Unanticipated additional conditions for approval may also be imposed. The negotiation and completion of potential acquisitions, whether or not consummated, may potentially affect our current operations or divert substantial resources. As a result, our business, growth prospects, results of operations and financial conditions may be materially adversely affected.

In addition, acquisitions may expose us to unknown obligations or contingencies incurred prior to the acquisition of the target or its assets. The diligence performed to assess the legal and financial condition of the target, as well as any contractual guarantees or indemnities received from the target sellers may be insufficient to protect or indemnify us for any contingencies that may arise. Any significant contingencies arising from acquisitions may materially adversely affect our business and results of operations. In addition, we may acquire companies that are not subject to independent external audits, which may increase the risks related to the acquisition.

As a result of a number of factors, we may be unable to benefit from completed acquisitions (including USEND), including as a result of our inability to:

●	implement our culture in the acquired companies;
●	integrate our operating and accounting policies and procedures;
●	expedite the consolidation of subsidiaries;
●	retain existing management to the extent necessary or adapt the acquired companies’ operations;
●	prevent the loss of customers of the acquired companies or our existing customers; or
●	otherwise generate sufficient revenue to offset the costs and expenses of acquisitions.

Moreover, the closing and success of any transaction are, at least in part, subject to a number of economic and external factors that are beyond our control. Any combination of the factors mentioned above may result in our inability to integrate acquired companies or assets or achieve the expected growth or synergies of a particular transaction, which may materially adversely affect our business, results of operations and financial condition.

Our international expansion efforts may not be successful, or may subject our business to increased risks.

Currently, our operations are concentrated in Brazil, but we plan to expand our operations internationally.

As part of our growth strategy, we may expand our operations by offering our products and services in additional regions, where we have no experience. We may not be successful in expanding our operations into these markets in a cost-effective or timely manner, if at all, and our products and services may not experience the same market adoption in such international jurisdictions as we have enjoyed in Brazil. In particular, the expansion of our business into new geographies (or the further expansion in geographies in which we currently operate) may depend on the local regulatory environment or require a close commercial relationship with one or more local banks or other intermediaries, which could prevent, delay or limit the introductions of our products and services in such countries. Local regulatory environments may vary widely in terms of scope and sophistication.

We also may not be able to recoup our investments in new geographies in a timely manner, if at all. If our expansion efforts are unsuccessful, including because potential customers in a given jurisdiction fail to adopt our products and services, our reputation and brand may be harmed, and our ability to grow our business and revenue may be adversely affected.

Even if our international expansion efforts are successful, international operations will subject our business to increased risks, including:

●	increased licensing and regulatory requirements;
●	competition from service providers or other entrenched market participants that have greater experience in the local markets than we do;
●	increased costs associated with and difficulty in obtaining, maintaining, processing, transmitting, storing, handling and protecting intellectual property, proprietary rights and sensitive data;
●	changes to the way we do business as compared with our current operations;
●	a lack of acceptance of our products and services;
●	the ability to support and integrate with local third-party service providers;
●	difficulties in staffing and managing foreign operations in an environment of different culture, language, laws and customs;

●	difficulties in recruiting and retaining qualified employees and maintaining our company culture;
●	increased travel, infrastructure and legal and compliance costs;
●	compliance obligations under multiple, potentially conflicting and changing, legal and regulatory regimes, including those governing financial institutions, payments, data privacy, data protection, information security, anti-corruption, anti-bribery and anti-money laundering;
●	compliance with complex and potentially conflicting and changing tax regimes;
●	potential tariffs, sanctions, fines or other trade restrictions;
●	exchange rate exposure;
●	increased exposure to public health issues such as the COVID-19 pandemic, and related industry and governmental actions to address these issues; and
●	regional economic and political instability.

As part of our international expansion strategy, in January 2022 we completed the acquisition of 100% of the share capital of USEND. USEND is engaged in the money transmittal business in the United States, which is a regulated business. In addition to the risks common to acquisitions mentioned above, we may be unable to fully integrate USEND operations in our business or be able to leverage USEND’s operations to achieve our international expansion goals. Additionally, USEND is subject to the scrutiny of more than 40 state regulators in the United States, and subject to certain compliance obligations. Such regulations may restrict the ways which we are allowed to conduct our business, as well as expose us to money penalties or loss of licenses if we fail to comply with the applicable regulation. As it related to our acquisition of USEND, certain approvals for change of control of USEND are still pending. USEND is also exposed to the risk of downturn in remittances to or from the United States and to changes in regulations that may impact on remittances to or from the United States. We cannot guarantee that a successful integration will occur or that we will be able to capture all of the anticipated synergies.

As a result of these risks, our international expansion efforts may not be successful or may be hampered, which would limit our ability to grow our business.

Disruption or volatility in global financial and credit markets could adversely affect the financial and economic environment in the countries in which we operate, most notably Brazil, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations are dependent upon the performance of the economies in which we do business, Brazil in particular. Crises and volatility in the financial markets of countries other than Brazil may affect the global financial markets and the Brazilian economy and may have a negative impact on our operations.

Volatility and uncertainty in global financial and credit markets have generally led to a decrease in liquidity and an increase in the cost of funding for Brazilian and international issuers and borrowers. Such conditions may adversely affect our ability to access capital and liquidity on financial terms that are acceptable, if at all. If we are unable to access capital and liquidity on financial terms acceptable to us or at all, our financial condition and the results of our operations may be adversely affected. In addition, the economic and market conditions of other countries, including the United States, countries in the European Union and emerging markets, may affect the volume of foreign investments in Brazil. If the level of foreign investment declines, our access to capital may likewise decline, which could negatively affect our business, ability to take advantage of strategic opportunities and, ultimately, the trading price of our Class A common shares.

Further, the demand for credit and financial services, as well as our customers’ ability to make payments and deposits, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment rates, inflation and fluctuations in interest and foreign exchange rates. Disruptions and volatility in the global financial markets may have significant consequences in the countries in which we operate, such as volatility in the prices of securities, interest rates and foreign exchange rates. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of consumers. Such events may significantly impair our customers’

ability to perform their obligations and increase overdue or non- performing loans, resulting in an increase in the risk associated with our lending activity.

A significant increase in the number of our digital accounts in a short period of time may negatively impact our business, results of operations and reputation.

We reached approximately 16 million customers on December 31, 2021, an increase of 87%, compared to December 31, 2020. This significant increase in the number of customers in a short period of time increases our exposure to a number of operating risks, including failures in our ability to register banking transactions, as well as the unavailability of systems that are crucial to our business operations, the processing of gains and losses on public and private securities, detecting fraud and the settlement of purchase and sale orders in the capital markets, among other operating processes that may be negatively impacted. The realization of one or more of these risks may materially adversely affect our results of operations, financial condition and reputation.

We and our subsidiary, Inter Shop, may not be able to maintain our strategies for the development and maintenance of our e-commerce & on-demand services platform.

We and Inter Marketplace Intermediação de Negócios e Serviços Ltda., or Inter Shop, our subsidiary that operates our e-commerce & on-demand services platform, perform e-commerce transactions through our digital application. If we are unable to maintain our strategies for the development and maintenance of our e-commerce & on-demand services platform, including maintaining our contracts with certain suppliers on whom we depend to maintain our e-commerce operations, we will be impaired in our ability to effect e-commerce transactions and, as a result, our business may be materially adversely impacted.

Additionally, companies that sell their products on Inter Shop are free to leave the platform and are not bound by non-competition or similar agreements. If we are unable to retain enough companies selling their products on our platform, our e-commerce activities may halt, which could materially adversely affect us.

We may be materially adversely affected by the operations of our subsidiaries and investees.

We carry out certain of our activities through our subsidiaries Inter Digital Corretora e Consultoria de Seguros Ltda., or Inter Seguros, Inter Distribuidora de Títulos e Valores Mobiliários Ltda., or Inter DTVM, Inter Shop, Inter Asset Holding S.A., or Asset Holding, which controls Inter Asset Gestão de Recursos Ltda, or Inter Asset, Inter Food S.A., or Inter Food, Acerto Cobrança e Informações Cadastrais S.A., or Meu Acerto, and USEND, and through our associate Granito Instituição de Pagamento S.A., or Granito. The income earned by these companies contributes to our results of operations. Accordingly, in the event that our subsidiaries and associates incur losses, we may not receive dividends or other distributions from these companies. In addition, if, for any legal reasons due to new laws or bilateral agreements between countries, our Brazilian subsidiaries are unable to pay dividends to Cayman Islands companies, or if a Cayman Islands company becomes incapable of receiving them, we may not be able to make any dividend payments in the future.

We have partner investors in Inter Seguros, Inter Asset, Granito, Inter Food and Meu Acerto, with whom we maintain voting agreements according to which certain decisions that impact on the business require the consent of the partner, who may have economic interests different from ours and may act in a manner contrary to our strategy or objectives. If we are unable to obtain the partners’ consent to approve the decisions we deem appropriate, we may not be able to implement, in whole or in part, the business strategy for Inter Seguros, Granito, Meu Acerto or Inter Asset that we believe to be the best suited to our interests.

Additionally, failures by our subsidiaries to continue operating or to provide all services currently provided may result in financial losses and damage to their reputations and to our reputation given that these subsidiaries provide services directly to our customers.

The retail sector in Brazil is highly competitive, which may adversely affect the participation of our subsidiary, Inter Shop, in the market, consequently affecting the net revenue of our operations.

Inter Shop faces intense competition. Some of Inter Shop competitors are retailers or marketplace operators that carry inventory benefit from a more beneficial tax treatment, as they obtain tax credits that are not available to e-commerce operators that do not carry inventory, like Inter Shop. In addition, it competes with a large number of multinational merchandise retail chains in general, as well as with hypermarkets that offer their customers durable goods. Some of these international competitors may have access to larger sources of finance at lower costs than Inter Shop.

Moreover, consumers’ purchasing decisions are affected by factors such as brand recognition, product quality and performance, credit availability, price and habits and preferences of each consumer. Some of our competitors may make marketing investments substantially larger than ours. If our advertising, promotional or marketing strategies are unsuccessful, or if we are unable to offer new products (and services) that meet market demands or changes in consumer habits, or if we are unable to successfully manage introduce new products or the profitability of these efforts or, if for other reasons, our end consumers believe that our competitors’ products and services are more attractive, then Inter Shop sales, profitability and operating results may be affected, which can have negative impacts on our results.

Competition in e-commerce can also intensify. Other retail and e-commerce companies may enter into alliances or commercial agreements that will strengthen their competitive position. As the customer portfolio grows and increases their loyalty in the various segments of the Internet market, participants in these segments will be able to seek to expand their business to the market segments in which we operate. In addition, new technologies can further intensify the competitive nature of online retailing. We believe that the nature of the Internet as an electronic shopping facilitates the entry of competitors and allows for purchases through price comparison. This increase in competition may reduce Inter Shop sales, profitability and operating results may be affected, which may have a negative impact on our results. Competitors may come to provide more resources for technology and marketing development than we do. Additionally, as the use of the Internet and other online services increases, retailers operating in this market may be acquired, receive investments, or enter into other business relationships with larger, more established companies with financial resources.

We control Inter Seguros, an insurance broker. Potential changes in the insurance brokerage regulatory environment could have a material adverse effect on our business, financial condition, operating results and prospects for expansion.

The activities of Inter Seguros are subject to supervision, especially by the Bureau of Private Insurance, or SUSEP, and the National Bureau of Private Insurance, or CNSP. Changes in the laws and regulations applicable to the insurance and reinsurance market, and insurance brokers, could have a material adverse effect on the business of insurance companies. There is no guarantee that the Brazilian government, whether through SUSEP or any other instrumentality/government agency, will not change these laws and regulations, which may prevent or restrict the operations of Inter Seguros, adversely affecting our business, financial situation, operating results and prospects for expansion.

We contract for the storage of data and information produced in our operations through “cloud” storage. Any interruptions or failures in IT systems by those responsible for storing this data or information may result in the loss or disclosure of material information, the temporary interruption of our operations, and liability to third parties that may be, directly or indirectly, affected by such occurrences.

Our operations depend on the efficient and uninterrupted operation of our IT systems. Data and information generated from our operations are processed and stored on virtual servers directly on the internet through cloud storage. If cloud servers are interrupted by internal failures, failures in the provision of services by contracted suppliers (whether resulting from a computer virus or physical or electronic invasion) or any inability to meet contractual obligations, our operations may be temporarily interrupted and we may be liable to third-parties that are affected directly or indirectly by such occurrences, which may materially adversely affect us.

We outsource the storage of data and information produced in our operations directly on the worldwide web by using relevant cloud providers. Any interruptions or faults in the information technology systems responsible for storing such data and information may result in the loss or disclosure of relevant Information, temporary interruption of our operations, as well as our liability to third parties, which come to be directly or indirectly affected by such events, which may adversely impact on our operations.

Our operations depend on the efficient and uninterrupted operation of our IT systems. The data and information generated in our operations are processed and stored on virtual servers directly on the World Wide Web, by using relevant cloud computing providers. If these servers are interrupted due to their own failures, failures in the provision of services by the contracted suppliers, whether due to virus infection on the computers, physical or electronic invasion, or due to the inability to comply with the applicable contractual provisions, there may be a temporary interruption of our operations, as well as our accountability to third parties that may be directly or indirectly affected by such occurrences, which may adversely affect our operations and, consequently, our results.

We cannot guarantee that our suppliers, business partners and shopping sellers will not engage in improper practices. We may be held responsible for the default and marketing of inadequate products by the sales partners registered on our e-commerce & on-demand services platform, and may cause damage to our reputation, brands and financial results.

We and our subsidiary Inter Shop cannot guarantee that some of our suppliers and business partners of our e-commerce & on-demand services platform will not present irregularities in their operations due to non-compliance with tax, labor, social and environmental and anti-corruption legislation. It is possible that partners may use outsourcing of the production chain, or even that these potential irregularities may be used to lower the cost of their products.

Through our e-commerce & on-demand services platform, Inter Shop allows sales partners to register and offer their products within their e-commerce channels. Through this model, Inter Shop acts as an intermediary in sales transactions, and it is not under our control whether partners fulfill their obligations and responsibilities to their customers. If any of these partners do not meet their obligations to customers, we and/or Inter Shop may have our indicators of customer service negatively impacted, suffer sanctions from regulatory agencies and find an increase in the number of civil and tax proceedings, among others, and be required to bear costs to customers who purchased their products through our e-commerce & on-demand services platform. We and Inter Shop may still be held responsible for partners trading, or even registering and offering on our platform, counterfeit, illicit and/or illegal products. These aspects may subject us to reputational losses, consequently, loss of attractiveness to our customers, which could adversely impact on our net income and operating income, and to fines and/or sanctions to be applied by competent bodies. Any such events could adversely impact on the market value of our securities.

Additionally, we and Inter Shop may be jointly or severally liable if our suppliers and/or business partners demonstrate problems already described, in addition to default, by partners and customers of Inter Shop.

Increased delinquency by credit borrowers could materially adversely affect us.

The ability of our borrowers to pay their obligations on time is directly related to economic conditions in Brazil. Economic crises, such as the crisis caused by the COVID-19 pandemic, and poor economic performance, may result in an increase in credit defaults. The effects of the most recent economic crisis in Brazil are still evident and future default rates may differ from our current projections. An increase in the default rates of our credit portfolio may result in increased losses within our lending operations or increased loss provisions, and materially adversely affect us.

Any deterioration in the credit quality of receivables that guarantee a portion of our credit portfolio and any inability to accurately estimate impairment losses may materially adversely affect us.

A portion of our corporate lending operations is guaranteed by receivables due to the borrowers from their respective customers. Any unfavorable change in the credit quality of these third-party debtors may negatively affect our ability to receive amounts owed by our customers, which may adversely affect us.

Provisions for expected credit losses are based on current valuations and expectations related to various factors that affect the quality of our credit portfolio. These factors include, among others: the financial condition of borrowers and their payment capacity and intentions; the realizable value of guarantees; government macroeconomic policies; interest rates and the legal and regulatory environment. Because of the number of factors beyond our control, current (or future) provisions for expected credit losses may not be sufficient to cover the final unrecovered losses. We may be required to increase our provision for expected credit losses and may be materially adversely affected to the extent that our assessment and expectations regarding the aforementioned factors are different from actual events, if there is a deterioration in the quality of our total credit portfolio for any reason or if future actual losses exceed the estimates. We may be materially adversely affected if we are unable to control or reduce default rates or the incidence of poor quality credit.

The effectiveness of our credit risk management is affected by the quality and scope of information available in Brazil.

In determining the credit capacity of customers, we use credit information available in our database, as well as public credit customer information provided by the Central Bank and other sources. Due to limitations in the availability of information and the information infrastructure in existence in Brazil, our credit risk assessment associated with a particular customer may not be based on complete, accurate or reliable information. In addition, there can be no assurance that our credit scoring systems collect complete or accurate information that reflects the actual behavior of customers or that their credit risk can be properly assessed. We rely on other publicly available resources and internal resources, which may not be effective. As a consequence, our ability to efficiently manage credit risk, and subsequently, our provision for impairment losses, could be materially adversely affected.

We may incur financial and reputational losses due to our relationship with shareholders, suppliers, business partners and/or customers, whose activities may result in negative social environmental impacts that may materially adversely affect us.

We have a diversified customer base that may be exposed to social and environmental risk factors. Social and environmental risk may materialize for our customers in a variety of ways and with differing degrees of intensity in relation to economic, social and environmental scenarios, resulting in financial and/or reputational losses that may impact on the relationship with us, and materially adversely affect us.

We may become a party to legal proceedings, receive infraction notices and fines, be accused of being involved in the business of our customers, suppliers, business partners or third-party service providers and, consequently, any environmental harm caused by them, any of which may adversely affect our operations and reputation.

Our controls to identify environmental risks in property offered to us as collateral may fail. Accepting assets with environmental risks may subject us to additional costs (such as repairing the environmental harm in the property in question) and fines, both of which may adversely affect our financial condition and reputation. Such assets (whether or not used) may become social and environmental liabilities due to contamination, deforesting and illegal occupations, among others. Such events may adversely affect our operations, financial condition and reputation.

We may not be able to continue to grow our loan portfolio or effectively manage significant increases in our loan origination, both of which could negatively affect our reputation and business, financial condition, and results of operations.

A substantial part of our loan portfolio consists of loans to real estate buyers and refinancing existing loans. Historically, most of our real estate loan origination has been in connection with refinancing existing loans (including from other financial institutions) rather than granting new loans. Accordingly, if interest rates rise, we expect to face more competition for originating loans through refinancing, as well as less demand for loans overall, and thus we could be adversely affected if we are unable to increase our share of originations of loans through refinancing.

Additionally, our ability to originate loans is also subject to other market factors. Such factors include, for example, reductions in the overall level of refinancing activity, slow growth or less home financing activity or inadequate supply in the housing market. Any such factors, and others, can impact our ability to continue to grow our loan origination volume and may force us to accept lower margins in our loans in order to remain competitive, which could adversely affect our business.

We have identified material weaknesses in our internal controls over financial reporting. If we are unable to remedy these material weaknesses or fail to establish and maintain a proper and effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements, our results of operations and our ability to operate our business or comply with applicable regulations may be adversely affected.

In connection with the audit of the consolidated financial statements for the year ended December 31, 2021, our external auditors obtained an understanding of the internal controls relevant to their audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal controls in accordance with the provisions of the Sarbanes- Oxley Act of 2002. During this process, material weaknesses in our internal controls over financial reporting as of December 31, 2021, were identified, which were communicated to management. A material weakness is a deficiency, or combination of controls deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (i) lack of controls over accounting reconciliations, (ii) lack of controls over manual entries, (iii) lack of a processes for identification of significant disclosure, including market risk, acquisition of business and income tax reconciliation and (iv) lack of formal accounting policies. We plan to adopt measures that will improve our internal controls over financial reporting, but we cannot assure you that our efforts will be effective.

Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal controls over financial reporting. After completion of the Corporate Reorganization, we will be subject to the Sarbanes-Oxley Act, which requires, among other things, for us to establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under the current rules of the SEC we will be required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls. Our testing may reveal other material weaknesses or significant deficiencies and result in the conclusion that our internal controls over financial reporting is ineffective. We expect to incur additional accounting and auditing expenses and to spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identify other deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our shares may decline and we may be subject to investigations or sanctions by the SEC and other regulatory authorities. In addition, these new obligations will also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and results of operations.

We may be subject to the Economic Substance Regime in the Cayman Islands.

On December 27, 2018, the Cayman Islands published The International Tax Co-operation (Economic Substance) Act (As Revised) and The International Tax Co-operation (Economic Substance) (Prescribed Dates) Regulations (As Revised) (together, the “Initial Act”). The Initial Act was amended by several amendment regulations, which were subsequently consolidated into the International Tax Co-operation (Economic Substance) Act (As Revised), or the Economic Substance Act. The Economic Substance Act is supplemented by the issuance of related Guidance on Economic Substance for Geographically Mobile Activities, version 3.1 of which was issued on June 30, 2021. Inter & Co may be subject to the Economic Substance Act. Given the Economic Substance Act was only recently enacted, and our business activities and operations may change from time to time, it is difficult to predict what impact the adoption of the Economic Substance Act could have on us and our subsidiaries. For example, compliance with any applicable obligations may create significant additional costs that may be borne by us or otherwise affect our management and operation. We will continue to consider the implications of the Economic Substance Act on our business activities and operations and reserve the right to adopt such arrangements as we deem necessary or desirable to comply with any applicable requirements.

We are subject to Brazilian consumer protection laws and governmental consumer protection authorities. Non-compliance with consumer protection laws and agreements entered into with authorities may adversely affect our reputation, brands and financial results.

The Consumer Protection Code, which is applicable to financial institutions, regulates commercial practices and provides for, among other things, product and service liability, strict liability of the supplier of products or services, reversal of the burden of proof to the benefit of consumers as the weaker party, the joint and several liability of all companies within the supply chain, abuse of rights in contractual clauses, advertising and information on products and services offered to the public. The Consumer Protection Code further establishes the consumers’ rights to access and modify personal information collected about them and stored in private databases. Brazilian consumer protection laws could result in substantial compliance costs. Financial institutions are generally exposed to a significant number of administrative and judicial claims from consumers, and scrutiny of federal and state prosecution offices and associations for protection of consumers rights. We are involved in certain public civil claims or other types of class actions available under Brazilian law with claims relating to our payroll deduction loans and other matters, and may be subject to new claims in the future. The public prosecutor’s office and governmental consumer protection authorities may inspect and initiate administrative proceedings related to regulatory compliance. In such cases, we may enter into consent orders (termos de ajustamento de conduta) with these authorities, through which we will agree to perform (or abstain from performing) certain actions.

As of the date of this prospectus, we have entered into three settlement agreements with the public prosecutor’s office and governmental consumer protection authorities in which we agreed to certain obligations related to the facts of each proceeding. These settlement agreements are further described in “Business — Settlement Agreements.” Non-compliance with such agreements may subject us to agreed-upon fines and legal proceedings, both of which may adversely affect our reputation, brands and financial results.

As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition and results of operations may be adversely affected.

The regulatory framework for artificial intelligence and machine learning technology is evolving and remains uncertain. It is possible that new laws and regulations will be adopted, or existing laws and regulations may be interpreted in new ways that would affect the operation of our platform and the way in which we use artificial intelligence and machine learning technology, including with respect to fair lending laws. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

Changes made by the Central Bank in the basic interest rate may materially adversely affect our operating results and financial condition.

The Monetary Policy Committee of the Central Bank (Comitê de Política Monetária), or COPOM, periodically determines the Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia), or SELIC rate, the basic interest rate of the Brazilian banking system, which serves as an important instrument for meeting inflation targets. The basic interest rate has fluctuated frequently in recent years. The COPOM has often adjusted the basic interest rate due to economic uncertainties and to achieve the objectives determined by the Brazilian government’s economic policy.

For example, on August 5, 2020, the basic interest rate reached 2.0%, the lowest level in history, a decision taken at a time of strong reduction in the level of activity of the global economy. However, the basic interest rate has increased significantly during the year of 2021. On February 2, 2022, the SELIC rate was increased from 9.25% to 10.75%, due to concerns with inflationary pressures.

Increases in the basic interest rate may materially adversely affect the results of our operations, by reducing the demand for credit, increasing funding costs and increasing the risk of customer default, among other consequences. In particular, lending tends to be more affected by an increase in the basic interest rate, which may materially adversely affect us. Reductions in the basic interest rate may also materially adversely affect us by, for example, reducing revenues from revenue-generating assets and decreasing margins. We are unable to predict whether the Central Bank will maintain current interest rates.

Changes in Brazilian tax and social security laws may materially adversely affect our operating results and financial capacity.

The Brazilian government regularly implements changes in tax, social security and other laws and regimes that affect us and our customers. These changes include changes in tax rates and, occasionally, the establishment of temporary rates, the proceeds of which are used for certain governmental purposes.

These measures may result in increased tax payments and social security contributions, which may materially adversely affect us. There can be no assurance that conditions will be sufficient to maintain the profitability we achieved in previous years should there be substantial increases in taxes levied on us, our subsidiaries and our operations.

In addition, past tax reforms have brought uncertainties with respect to the national financial system, increased the cost of credit and contributed to an increase in customer defaults. It is not possible to predict future tax reforms that may be implemented by the Brazilian government or their effects or ensure that any tax reform that may be undertaken does not materially adversely affect us.

We are unable to quantify the effects of changes in tax rules and regulations that may be implemented by the Brazilian government in the future. There can be no assurance that future changes in tax rules and regulations will not have a material adverse effect on our results and operations or those of our customers. In this respect, a proposal for a tax reform presented by the Ministry of Economy is currently being discussed in Brazil, including certain rules regarding the taxation of individuals, legal entities and financial investments. Two of the main points of the tax reform bill are the taxation of dividends at 15% rate and the extinguishment of payments of interest on net equity (juros sobre o capital próprio). This bill was approved by the House of Representatives in August 2021 and is subject to further approval by the Brazilian Senate and signature of the Brazilian President. The terms of the tax reform and their impact on our business will not be known until the final version of the tax reform is approved by Congress and signed by the Brazilian President, if that occurs.

The increasingly competitive environment of the Brazilian banking sector may materially adversely affect us.

The market for financial and banking services in Brazil is highly competitive. We face growing competition from other Brazilian and international banks, both public and private, as well as fintechs in Brazil. A number of institutions have demonstrated interest in operating with a digital focus, attempting to attract new customers, which intensifies competition in the sector.

There can be no assurance that we will be able to continue to compete adequately, particularly with the entry of larger domestic and foreign financial institutions, as well as fintechs into Brazil. Specifically regarding fintechs, those entities usually operate under licenses subject to lighter regulatory requirements when compared with our multi-service bank (banco múltiplo) license, such as the sociedades de crédito direto and the payment institutions, which may bear lower operating costs in comparison to the costs applicable to us or other financial institutions. See “Regulatory Matters — Brazilian Banking Regulation.”

Increased competition makes it more difficult for us to increase our customer base and expand our operations, which in turn can lead to a reduction of our profit margins, and increasing the competition for acquisition targets, commercial partnerships and other similar investment opportunities.

In addition, if our customer service levels are perceived by the market as significantly below that offered by competing financial institutions, we may lose existing and prospective business opportunities. If we are not successful in retaining and strengthening our customer relationships, we may lose market share, incur losses in some or all activities, or fail to attract new ones and retain existing customers, which may materially adversely affect us.

Our business is significantly impacted by the Brazilian regulatory environment.

Historically, the Brazilian government has implemented or amended the regulations that govern financial institutions in connection with the implementation of the Brazilian government’s economic policy.

These regulations are constantly modified by the Brazilian government in order to control the availability of credit and reduce or increase consumption. Certain controls are temporary in nature and may be modified from time to time in accordance with the Brazilian government’s credit policies. Other controls were introduced and remain in force or were gradually reduced. Since regulatory changes may occur frequently, historical operating results do not necessarily provide any indication of our expected results in the future. Brazilian financial institutions are subject to extensive and continuous regulatory review by the Central Bank.

We have no control over regulations relating to banking operations, including, but not limited to, those that govern:

●	minimum capital requirements;
●	compulsory deposit requirements;
●	limits on fixed asset investments;
●	limits on lending and other credit restrictions;
●	accounting and statistical requirements;
●	limits on exchange exposure;
●	limits or other restrictions on fees;
●	requirements for the contracting of services for the processing and storage of data and cloud computing;
●	requirements in relation to the prevention of money laundering, record keeping and ethical issues; and
●	intervention, liquidation and/or temporary monitoring.

The regulatory framework, which establishes the guidelines to be followed by Brazilian financial institutions (including banks, brokerage firms and leasing companies) has been continuously changing. Existing laws and regulations may be amended, the manner in which existing laws and regulations are enforced or interpreted may change, and new laws or regulations may be adopted. Moreover, regulations issued by the Central Bank are not subject to the legislative process and, as such, may be enacted and implemented expeditiously, affecting our activities in an unforeseen and sudden manner. Any such changes may materially adversely affect us.

Moreover, the Central Bank has periodically modified the level of reserves and compulsory deposits that Brazilian banks are required to maintain with the Central Bank. Reserve and compulsory deposit requirements may reduce our liquidity and ability to provide loans and undertake other investments. In the future, the Central Bank may increase reserve requirements or establish new reserve or compulsory deposit requirements, and such developments may materially adversely affect us.

In addition, any restrictions on bank loan interest rates may materially adversely affect us, including in relation to our results of operations and our ability to grant loans. Decree No. 22,626/33, or the Brazilian Usury Law, prohibits banks from charging interest rates of more than 12% per year. However, the Banking Reform Law, Law No. 4,595, of December 31, 1964, or Law No. 4,595, exempted banks from this prohibition and was upheld in several recent court decisions. Any changes in the interpretation of this exception, amendments to applicable laws or regulations limiting the interest rate which may be applied to the loans that we grant may materially adversely affect us.

Changes in compulsory deposit requirements may reduce our operating margins.

The Central Bank has periodically changed the level of compulsory deposits that financial institutions in Brazil must maintain. During the first quarter of 2022 and the years of 2021 and 2020, the compulsory deposit rules linked to time deposit and demand deposit changed 14 times, requiring that compulsory deposits correspond to 2%, at the lowest, and 65%, at the highest, of overall deposits of a multi-service bank (such as Banco Inter). The Central Bank may increase our compulsory deposit requirements in the future or impose new requirements. Compulsory deposits typically generate lower returns than other investments given that no interest is received on a portion of our compulsory deposits with the Central Bank and given that the monies cannot be loaned out. Any increase in compulsory deposit requirements may reduce our ability to lend funds and make other investments, which may materially adversely affect us.

We may be materially adversely affected as a result of some intervention by the Central Bank in other Brazilian financial institutions.

Brazilian banks may experience a decrease in deposits as a result of certain circumstances and conditions in the Brazilian financial market, particularly relating to the financial health of these institutions, as previously observed in various local and global crises, which had a pronounced effect on the availability of liquidity for Brazilian banks. There can be no assurance that the Central Bank will not intervene in other financial institutions. If the Central Bank undertakes an intervention, even in other financial institutions that are not part of our economic group, we may experience unexpected withdrawals of funds that may materially adversely affect us.

Payroll loans and the policies of public entities in relation to payroll loans are subject to change.

Payroll deductions are regulated by a number of federal, state and municipal laws and regulations that establish maximum limits for deductions. These laws and regulations enforce the irrevocable permission given by a civil servant, private sector worker or INSS beneficiary authorizing deduction from payroll to repay the loan. In April 2020, Resolution No. 958, issued by the Board of the Employee’s Severance Guarantee Fund (Fundo de Garantia por Tempo de Serviço — FGTS), allowed the structuring of a new credit product by financial institutions, consisting of the extension of loans secured by funds held by individuals within their FGTS account and that have chosen to withdraw part of their funds on an yearly basis, on the month of their birthday (the loans are secured by, and paid directly with, such funds) (FGTS Loans).

The enactment of any new law, regulation or amendment, or the repeal or emergence of a new interpretation of existing laws or regulations that result in a ban or restriction on our ability to make these direct deductions could increase the risk profile of our credit portfolio, resulting in a higher percentage of loan- related losses. We cannot guarantee that laws and regulations governing direct deductions from employee payrolls or from INSS or FGTS benefits will not be altered or suspended in the future.

In addition, we are subject to the imposition of limits on the interest rates charged on FGTS Loans and loans to INSS pensioners, retired persons and civil servants of other government entities with which we enter into agreements for our payroll loans, as well as to delays in receiving the payroll deductions. We cannot guarantee that the entities with which we enter into agreements will maintain the maximum interest rates applicable at their current levels.

Moreover, the granting of FGTS Loans, payroll loans to civil servants, retired persons and INSS pensioners requires the authorization of certain public sector bodies. The Brazilian government or other government entities may alter the regulation of these authorizations. Currently, we do not have the required authorization to offer payroll loans to employees of certain municipal and State governments due to statutory restrictions which require such transactions to be authorized only for government-owned banks. Other government agencies may impose regulations that restrict or prevent us from offering payroll loans to employees. In addition, unfavorable administrative or judicial rulings, related to or issued in the context of payroll loans, including, without limitation, rulings imposing any restrictions or encumbrances on us relating to (1) our granting of payroll loans; or (2) the deduction of amounts directly from the paychecks of retired persons, pensioners, staff and employees of the public and private sector, may lead to an increase in losses and expenses related to such operations, which may materially adversely affect us.

Furthermore, if an employment contract between a public employer and the payroll borrower is terminated or if the payroll borrower fails to receive the applicable benefit or payment for any reason, including death, the payroll borrower may default on the payroll loan.

In addition, the agreement entered into between us and the INSS for the purpose of lending to INSS beneficiaries has a fixed term and must be periodically renewed. There can be no assurance that this agreement will be renewed. Any failure to renew this agreement may materially adversely affect our payroll and payroll credit card operations. In addition, if a public employer suffers losses or declares bankruptcy or otherwise experiences financial difficulty, it may be unable to pay the salaries of payroll borrowers. Any of the abovementioned risks may increase our risk under our payroll and payroll credit card operations, and may increase our implementation of default control measures, such as reducing the borrower’s credit limit or implementing borrower lockouts such that the payroll borrower cannot enter into new payroll loans. The realization of any of these risks may materially adversely affect our financial condition and results of operations.

During the pandemic, new rules relating to payroll loans came into effect (and other measures may still be enacted), which included the provision of a grace period before the commencement of the payroll deduction. Law No. 14,131, of March 30, 2021, established that financial institutions may offer, at their discretion a grace period for the beginning of the discount from the first installment on the social security benefit, for the payment of payroll loans, provided that it does not exceed 120 days.

Moreover, any changes regarding the abovementioned processes and regulations may result in changes to the system we use to deduct payments due from employee salaries. A new system may not be as effective as the current payroll deduction system and may result in increased operating costs in addition to new implementation costs. As a result, we may find it necessary to redirect our operations to products that may have an increased credit risk profile.

Certain claims over the payroll borrower’s income have priority over payroll loan payments and may result in the temporary suspension of, or permanent reduction in, payroll loan payments.

The INSS and other governmental entities impose a series of requirements on payroll deductible loans of INSS retirees and pensioners as well as public sector employees. In particular, payroll deductions for INSS retirees and pensioners and federal public servants cannot exceed 35% of the total monthly amount that payroll borrowers receives from the INSS or their employer, after deducting certain preferred expenses (such as alimony, INSS contributions and income taxes). The amount available for deductions from payroll after priority expenses is referred to as the payroll borrower’s margin. The margin is a total limit that applies to all deductions from the payroll of INSS retirees and pensioners and the salaries of federal public servants.

Suspension or reduction in payments deducted from payroll may occur when a borrower assumes additional obligations that have priority in payment over payroll loan payments, thereby reducing the amount of the borrower’s payroll available to make the payroll loan payments (with payments in respect of payroll credit cards having priority over other payroll loan payments). If the amount owed monthly by a payroll borrower exceeds the borrower’s margin that may be lawfully assigned, only the assignable amount may be deducted from the payroll borrower’s benefits or salary, as applicable, which may result in a partial payment or no payment of the payroll loan and materially adversely affect us.

The increase in the competitiveness of the banking sector due to the implementation of the Open Financial System (Open Banking) may hinder customer retention and affect our results.

On May 4, 2020, the CMN and the Central Bank enacted Joint Resolution No. 1/2020 and Central Bank Circular No. 4,015 that implemented the Open Financial System, or Open Banking, in Brazil, in order to facilitate the access of new players to the financial markets, as well as encouraging competition between financial institutions. The changes brought about by these new regulations started to demand the opening and sharing of information about the services of the main financial institutions in Brazil, and expansion of the portability of data and transactions of customers. As a consequence, financial institutions will be required to adopt certain technological standards for the implementation and operationalization of interfaces dedicated to sharing data and services. Thus, data from customers and services of financial institutions are now available for access by participants in the financial system, provided that the sharing of their data is previously allowed by customers. The implementation of Open Banking is expected to be completed in 2022.

We are currently required to participate in Open Banking as a payment transactions initiator (iniciador de transação de pagamento). If we are unable to be competitive in the face of these new market conditions or fully and duly observe the required technological standards, including those related to cybersecurity, we may experience difficulties in retaining customers and our financial results, as well as our reputation, may be negatively impacted.

We may face difficulties in adapting our operational structure to the requirements for the implementation of instant payment arrangements.

By issuing Central Bank Resolution No. 1, of August 12, 2020, and Central Bank Circular No. 4,027, of June 12, 2020 (which was revoked on April 1, 2022 by Central Bank Resolution No. 195, of March 3, 2022), among other ancillary rules, the Central Bank instituted and regulated, among other issues, the instant payment arrangement, or PIX, and the instant payments system, or SPI, which enables the making of instant payments (i.e. the electronic transfer of funds in which the transmission of the availability of the funds to the recipient user occurs nearly in real time and which service is available 24 hours per day, seven days per week and 365 days per year) through the SPI.

We cannot assure you that we will not need to make improvements or develop our operational structure necessary to reconcile and maintain our systems in compliance with the legal requirements for instant payments, which are in constant evolution and often require us to add new features or products to our portfolio (such as, for example, withdrawals — PIX saque — and change — PIX troco). In addition, we may experience operational problems when new features are introduced to the SPI due to new rules that may be enacted by the Central Bank. Such issues may result in complaints and administrative and judicial demands by customers and difficulties in retaining customers and require additional unforeseen investments, which may negatively impact on our financial results, as well as our reputation.

We are subject to various risks in our credit card operations.

We issue credit cards and payroll cards to our customers. Our credit card operations are subject to various risks, including risk of fraud and credit risk of our customers, as well as risk relating to the general economic conditions of the Brazilian economy. Fraud risks include losses from various types of fraud by our customers or third-parties, including use of stolen or fraudulent credit card data, attempted payments with insufficient funds and other forms of fraud. People use increasingly sophisticated methods to engage in illegal activities involving personal information, such as unauthorized use of another person’s identity, account information or payment information and unauthorized acquisition or use of credit or debit card details, bank account information and mobile phone numbers and accounts. Our credit risk with credit cards is the risk that our customer may not have enough funds to pay the credit card balance when due. This risk can be exacerbated if the models we use to determine the amount of credit we extend to each customer are not properly calibrated. Additionally, our credit card operations are relatively new. As such, we are still developing and implementing more sophisticated methods and models to mitigate the risks relating to our credit card operations.

Risks Relating to Brazil and the Global Economy

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business.

Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication, or SWIFT, payment system, expansive ban on imports and exports of products to and from Russia and ban on exportation of U.S denominated banknotes to Russia or persons located there. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds and sell the shares we are offering. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this prospectus.

The Brazilian government exercises significant influence over the Brazilian economy and government actions may materially adversely affect the Brazilian market and us.

Economic policies, including credit, monetary, tax and exchange policies, are used as instruments to maintain the functioning of Brazil’s economic system. In this context, changes in regulations of exchange controls, taxes and other areas applicable to services offered by financial institutions may materially adversely affect us.

Uncontrolled inflation, significant exchange rate variations, social instability and other political, economic and diplomatic events, as well as the Brazilian government’s response to these events, may materially adversely affect us. In addition, uncertainty regarding the guidelines of economic policy may contribute to a lack of confidence and increased volatility in the Brazilian capital markets, as well as in the price of securities of Brazilian issuers. It is not possible to predict with any certainty how the approval of any reforms, such as labor, social security, political and tax reforms, will impact on the Brazilian economy.

Continuing political uncertainty may affect the approval of important measures and lead to reversals in expectations, such as, but not limited to:

●	fluctuations in interest rates;
●	fluctuations in exchange rates;
●	reductions in salary and income levels;
●	increased unemployment rates;
●	inflation;
●	reserve requirements;
●	capital requirements;
●	liquidity of capital and credit markets;
●	macroeconomic measures;
●	customer defaults;
●	monetary and fiscal policies, as well as changes in the tax regime;
●	political, social or economic instability;
●	allegations of corruption against political parties, civil servants and others; and
●	other political, social and economic events affecting Brazil.

We cannot foresee which measures may be adopted by the Brazilian government, which measures (if and when implemented) may create instability in the Brazilian economy. For example, the deterioration in federal, state and municipal governments’ fiscal results in recent years has led to an unprecedented increase in gross debt as well as in the gross debt to GDP ratio. In this environment, the government may encounter difficulty honoring its commitment to pass on to us the credit installments deducted from the salaries of its employees, increasing our provisions for credit in general.

We are unable to estimate the impact of changes in Brazilian economic and fiscal policy. We also cannot predict how current or future measures may impact our business. Moreover, due to the current political and economic instability, there are substantial uncertainties in relation to future economic policies and we cannot foresee which policies will be adopted by the Brazilian government and whether these policies will materially adversely affect the economy or us. Any changes in the regulatory capital requirements, the reserve requirements or regulations that govern our products and services, for example, or continued policy uncertainty, may materially adversely affect us.

Political instability in Brazil, including instability resulting from corruption investigations, may materially adversely affect us. In addition, these investigations may result in reputational risks.

Historically, Brazil’s political landscape has influenced and continues to influence the performance of the country’s economy. Political crises have affected and continue to affect the confidence of both investors and the general public, which has resulted in an economic downturn and increased the volatility of securities issued by Brazilian companies. This risk has increased due to the upcoming presidential election in Brazil, in the second half of 2022.

The Brazilian markets have experienced an increase in volatility on account of the uncertainties generated by corruption investigations, led by the Federal Public Prosecutor’s Office and other authorities, and its impact on the Brazilian economy and political environment. Certain members of the federal executive and legislative branches, as well as senior officers of large state-owned companies, are facing allegations of political corruption due to having allegedly accepted bribes in contracts awarded by the Brazilian government to various construction, infrastructure, oil and agribusiness companies. There can be no assurance that all individuals directly or indirectly connected to us, including, employees, executive officers, board members, suppliers, service providers, or subcontractors, are not or will not be involved in criminal investigations (whether or not related to corruption) that may adversely affect our image and reputation.

The outcome of any such investigation is uncertain. We cannot foresee whether the investigations being carried out by the Federal Police and the Attorney General’s Office will lead to political and economic instability or whether there will be a future investigation. We are unable to predict the outcome of any such investigation (future or present), including its effects on the Brazilian economy.

The potential result of these and other investigations is uncertain, but they already had a negative impact on the image and reputation of the companies involved, as well as on the general perception of the Brazilian economy. The development of these cases has and may continue to adversely affect our business, financial condition, results of operations, as well as the market price of our shares. We cannot predict whether the ongoing investigations will result in economic and political instability, nor whether there will be new allegations against government and elected officers or private companies in the future. We cannot predict the results of the ongoing investigations, nor their impact on the Brazilian economy and stock market.

We cannot predict how the Brazilian government may impact on the overall stability, growth prospects and the country’s economy and political situation. Nor can we predict how ongoing and future investigations may affect Brazil’s political and economic environment. Likewise, any difficulty for the Brazilian government in obtaining a majority of votes in the Brazilian Congress may result in a political standstill, protests and strikes, all of which may adversely affect our operations. Any of the above factors may create political uncertainty, which may materially impact on the Brazilian economy, our business, financial conditions and the results of our operations.

Any further downgrading of Brazil’s credit rating may have a material adverse effect on our funding costs.

Rating agencies regularly evaluate Brazil and its sovereign ratings based on a number of factors, including macroeconomic trends, physical and budgetary conditions, debt metrics and the prospect of changes in any of these factors.

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status. On January 11, 2018, Standard & Poor’s, or S&P, downgraded Brazil’s credit rating from BB to BB-negative, besides changing the outlook from negative to stable, citing delay in the approval of fiscal measures that would rebalance public finances. In December 2019, S&P revised Brazil’s rating outlook from stable to positive and maintained the credit rating at BB-, considered speculative grade, citing that the government continues to implement fiscal consolidation measures that have helped reduce the country’s still high deficit, which together with lower interest rates and gradual implementation of the reform agenda should contribute to stronger growth and investment prospects over the next three years, in addition to a gradual improvement in fiscal results.

In April 2018, Moody’s reaffirmed Brazil’s Ba2 rating, changing the outlook from negative to stable.

In 2018, Fitch Ratings, or Fitch, downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In November 2019, Fitch reaffirmed Brazil’s BB- rating, with stable outlook. In the first half of 2020, Fitch revised the outlook from stable to negative due to deteriorating economic prospects, political uncertainties, including tensions between the Executive Branch and the National Congress and uncertainties regarding the duration of COVID-19. In May 2021, Fitch’s affirmed Brazil’s BB- rating with a negative outlook.

As a result of Brazil losing its investment grade status with the three major rating agencies, the trading prices of debt and equity securities issued by Brazilian issuers have been adversely affected. Any extension of the current Brazilian recession could lead to further downgrades of the ratings, while any further decline in Brazil’s sovereign credit rating could increase investors’ risk perception and, consequently, may increase our future borrowing costs and materially adversely affect us.

Brazil’s economy is vulnerable to external shocks that may have a material adverse effect on its economic growth and us.

The globalization of capital markets has increased vulnerability to adverse events. The economic crisis that impacted on Brazil in 2014 caused a reduction in liquidity, a credit crisis and an economic recession in developed countries, which negatively affected emerging markets. Financial losses and cash shortages, together with the bankruptcies of financial and non-financial institutions and a decline in the economy have increased risk aversion and resulted in more cautious lending practices.

In addition, fiscal problems in a number of countries, particularly in Europe, have heightened concerns regarding the fiscal sustainability of weaker economies and have reduced the confidence of international investors, generating volatility in the markets. This environment may affect our ability and the ability of other Brazilian financial institutions to obtain financing in the international capital markets, restricting the credit market.

The occurrence of negative effects such as these may lead to a deterioration in Brazil’s economic conditions. The resulting impacts, such as a decrease in the payment capacity of the banking system’s customers, would have a direct impact on our business, limiting our ability to achieve our strategies and materially adversely affecting us.

Events and the perception of risks in other countries, particularly in emerging market countries, may have a material adverse effect on the market price of Brazilian securities, including those issued by us.

The market value of securities issued by Brazilian companies is influenced, to varying degrees, by the economic and market conditions in other countries, including the United States, European countries, Latin American countries and emerging market countries.

Investors’ reactions to the events in these other countries may have an adverse effect on the market value of Brazilian companies’ securities. The prices of the stocks traded on B3, for example, have historically been sensitive to fluctuations in U.S. interest rates, as well as to variations in major U.S. stock exchanges. Moreover, crises in other emerging market countries may reduce investors’ interest in the securities of Brazilian companies, including those issued by us, which may negatively affect the market price of the shares issued by us. In addition, the instability or volatility of the global financial markets may further increase the negative effects on Brazil’s financial and economic environment, which may materially adversely affect us.

Our business may be impacted by political events, war, terrorism, public health issues, natural disasters and other business interruptions.

War, terrorism, geopolitical uncertainties, public health issues and other business interruptions have caused and could cause damage or disruption to the economy and commerce on a global or regional basis, which could have a material adverse effect on our business, our customers, and companies with which we do business. For instance, the current crisis caused by Russia’s invasion of Ukraine has caused high levels of market volatility and uncertainty and could continue to adversely impact global financial and capital markets.

Additionally, our business operations are subject to interruption by, among others, natural disasters, fire, power shortages, earthquakes, floods, nuclear power plant accidents and other industrial accidents, terrorist attacks and other hostile acts, labor disputes, public health issues and other events beyond our control. Such events could decrease demand for our products and services or make it difficult or impossible for us to deliver products and services to our customers. In the event of a natural disaster, we could incur significant losses, require substantial recovery time and experience significant expenditures in order to resume operations.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. For more information about the exchange rate between the real and the U.S. dollar, see “Exchange Rates.”

A devaluation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the Brazilian real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.

On the other hand, an appreciation of the Brazilian real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts. We and certain of our suppliers purchase services from countries outside Brazil, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of services that we purchase. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.

Our ability to make payments may be limited by liquidity constraints in Brazil in the occurrence of an event that could lead to an exodus of capital from Brazil and/or induce the Central Bank to effect a sudden and substantial increase in the basic interest rate of the Brazilian economy.

The occurrence of an event that could lead to an exodus of capital from Brazil and/or induce the Central Bank to effect a sudden and substantial increase in the basic interest rate of the economy could have repercussions on local liquidity conditions. These financial uncertainties, which could be both external and internal, may increase liquidity risks, adversely affecting the main sources of funds, particularly short-term deposits, and raising financing costs, which may have a material adverse effect on our profits as well as our liquidity levels.

In addition, negative events affecting the Brazilian economy may directly or indirectly affect certain customers’ ability to honor their financial commitments with us, which can materially adversely affect us.

A substantial increase in inflation could materially adversely affect us.

Brazil has been experiencing high rates of inflation. A number of measures and plans were adopted by the Brazilian government in order to combat inflation, which negatively affected the Brazilian economy. Although the Brazilian inflation targets system that was adopted in 1999 has been relatively successful in controlling inflation, there is no guarantee that inflationary pressures will not affect the Brazilian economy in the future. At present, the Central Bank adjusts monetary policy to ensure that inflation rate remains in line with a predetermined target that is announced publicly. Brazil’s inflation was 10.0%, 4.5% and 4.3%, in the years ended December 31, 2021, 2020 and 2019, respectively, according to the Broad National Consumer Price Index (Índice de Preços ao Consumidor), or IPCA.

If, however, the Brazilian government fails to control inflation, we may be materially adversely affected due to a negative impact on our ability to meet our obligations given certain of our agreements are adjusted by the inflation indices. Inflationary pressures may also reduce our ability to access foreign financial markets, affect our customers’ ability to meet their obligations and lead to further government intervention in the economy, including the introduction of economic policies that may materially adversely affect the performance of the Brazilian economy as a whole and, consequently, us.

Shortcomings in infrastructure and labor in Brazil may have an impact on the growth of the Brazilian economy, with a material adverse effect on us.

Overall, our performance is strongly influenced by the growth of the Brazilian economy. Brazilian GDP growth has fluctuated in recent years, with Brazil recording GDP growth of 4.6% in 2021, a reduction of 4.1% in 2020 and a GDP growth of 1.1% in 2019. Any growth is limited by inadequacies in infrastructure, including possible energy shortages and deficiencies in the transport, logistics and telecommunications sectors, the lack of skilled manpower and of public and private investment in these areas and in education, limiting productivity and efficiency.

Any of these factors could result in volatility in the labor market and have an aggregate impact on income, purchasing power and consumption levels, which may materially adversely affect us due to restricted growth in the economy and a resulting increase in default rates.

Exposure to risk arising from the Brazilian government’s indebtedness may materially adversely affect us.

In the event the Brazilian government fails to make payments due to holders of bonds issued by the Brazilian National Treasury in order to finance public debt, we may be materially adversely affected in light of our investments in these securities.

In addition, a significant decrease in the market value of Brazilian government securities allocated in our portfolio could result in negative adjustments to the market value of these securities, which could materially adversely affect us.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following summary consolidated financial information has been derived from the Audited Financial Statements and the respective notes thereto, included elsewhere in this prospectus.

Accordingly, you should read this information in conjunction with the rest of this prospectus, including the sections entitled “Presentation of Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the Audited Financial Statements and the respective notes thereto, included elsewhere in this prospectus.

	For the Year Ended December 31,
	2021(1)	2021	2020	2019

	(US$million)	(R$million)
Consolidated Income Statement data:
Interest income calculated using the effective interest method	303.0	1,435.4	942.8	775.5
Interest expenses	(114.7)	(543.2)	(184.3)	(256.7)
Net interest income	188.3	892.2	758.5	518.8
Revenues from services and commissions	114.5	542.6	257.1	130.5
Expenses from services and commissions	(21.2)	(100.3)	(71.6)	(56.6)
Net result from services and commissions	93.3	442.3	185.5	73.8
Income from securities	157.4	745.6	12.1	62.5
Net gains / (losses) on derivatives	(10.2)	(48.3)	(54.4)	4.2
Other revenues	40.1	190.1	109.9	52.8
Revenues	469.0	2,221.8	1,011.5	712.2
Other Income	—	—	109.2	—
Impairment losses on financial assets	(125.7)	(595.6)	(213.7)	(138.6)
Personnel expenses	(93.6)	(443.3)	(229.1)	(169.2)
Depreciation and amortization	(19.9)	(94.3)	(43.7)	(17.5)
Other administrative expenses	(276.7)	(1,311.0)	(641.3)	(386.3)
Total other expenses (net of other revenues)	(515.9)	(2,444.1)	(1,018.6)	(711.5)
Income from equity interest in affiliates	(1.8)	(8.8)	—	—
Profit / (loss) before income tax	(48.8)	(231.1)	(7.0)	0.7
Current income tax and social contribution	(11.1)	(52.4)	(13.2)	(5.9)
Deferred income tax and social contribution	48.2	228.4	50.9	35.5
Income tax benefit	37.1	176.0	37.7	29.7
Profit (loss) for the year	(11.6)	(55.1)	30.7	30.4
Profit (loss) attributable to
Owners of the company	(15.3)	(72.7)	17.9	27.7
Non-controlling interest(2)	3.7	17.6	12.8	2.7

(1)	Solely for the convenience of the reader, Brazilian real amounts for the years ended December 31, 2021 have been translated into U.S. dollars at the selling rate as of March 31, 2022 of R$4.7378 to US$1.00. See “Exchange Rates” for further information about recent fluctuations in exchange rates. These convenience translations are not derived from our Audited Financial Statements included elsewhere in this prospectus.
(2)	“Non-controlling interest” includes the non-controlling interests of Banco Inter shareholders, except HoldFin, in Banco Inter. Upon consummation of the Corporate Reorganization, the line “Profit (loss) attributable to non-controlling interest” will be reduced as these shareholders will become shareholders of Inter & Co and will no longer have a direct non-controlling interest in Banco Inter.

	As of December 31,
	2021(1)	2021	2020	2019

	(US$million)	(R$million)
Consolidated Balance Sheet data:
Assets:
Cash and cash equivalents	105.6	500.4	2,154.7	3,114.8
Amounts due from financial institutions	433.1	2,051.9	502.4	256.1
Compulsory deposits at Central Bank of Brazil	506.5	2,399.5	1,709.7	392.3
Loans and advances to customers, net of provision for expected loss	3,490.1	16,535.4	8,507.7	4,561.8
Securities	2,692.7	12,757.7	5,812.6	1,155.1
Derivative financial assets	18.4	86.9	27.5	—
Non-current assets held for sale	27.4	129.8	119.9	121.6
Equity accounted investees	17.4	82.4	—	—
Property and equipment	34.5	163.5	137.8	91.9
Intangible assets	90.9	430.5	224.5	79.2
Deferred tax assets	146.8	695.5	206.0	112.2
Other assets	167.3	792.7	518.7	192.1
Total assets	7,730.7	36,626.3	19,921.6	10,077.1
Liabilities:
Liabilities with financial institutions and similar institutions	1,127.4	5,341.5	1,756.9	1,152.50
Liabilities with customers	3,869.6	18,333.5	12,436.6	4,714.4
Securities issued	754.0	3,572.1	1,729.4	1,719.6
Derivative financial liabilities	14.0	66.5	56.8	20.9
Borrowing and onlending	5.3	25.1	27.4	29.8
Income tax and social contribution	8.8	41.8	9.9	4.7
Other tax liabilities	7.7	36.6	20.3	13.5
Tax liabilities	16.5	78.4	30.3	18.2
Provisions	11.2	52.8	23.6	22.1
Deferred tax liabilities	18.8	89.2	60.9	21.5
Other liabilities	130.3	617.3	475.4	216.1
Total liabilities	5,947.2	28,176.6	16,597.4	7,915.1
Equity:
Share capital	0.003	0.01	3,216.5	2,068.3
Reserves	575.9	2,728.4	150.7	90.2
Other comprehensive income	(15.3)	(72.3)	26.0	(0.7)
(-) Treasury shares	—	—	(117.5)	—
Equity attributable to owners of the Company	560.6	2,656.1	3,275.6	2,157.8
Non-controlling interests(2)	1,222.9	5,793.7	48.6	4.2
Total equity	1,783.5	8,449.8	3,324.2	2,161.9
Total liabilities and equity	7,730.7	36,626.3	19,921.6	10,077.1

(1)	Solely for the convenience of the reader, Brazilian real amounts as of December 31, 2021 have been translated into U.S. dollars at the selling rate as of March 31, 2022 of R$4.7378 to US$1.00. See “Exchange Rates” for further information about recent fluctuations in exchange rates. These convenience translations are not part of our Audited Financial Statements.
(2)	“Non-controlling interests” includes the non-controlling interests of Banco Inter shareholders, except HoldFin, in Banco Inter. Upon consummation of the Corporate Reorganization, the line “Non-controlling interests” will be reduced as these shareholders will become shareholders of Inter & Co and will no longer have a direct non-controlling interest in Banco Inter.

Non-GAAP Financial Measures

Return on Average Equity — ROAE

We calculate ROAE as profit (loss) for the applicable period divided by average equity, which in turn is calculated as equity as of the end of the applicable period plus equity as of the end of the prior period divided by two. The table below sets forth our ROAE for the years indicated:

	As of and for the Year Ended December 31,
	2021	2020	2019
ROAE(1)	(0.9)%	1.1%	2.0%
(1)	ROAE is a non-GAAP financial measure. For further information on why our management chooses to use non-GAAP financial measures, and on the limits of using such non-GAAP financial measures, please see “Presentation of Financial and Other Information — Special Note Regarding Non-GAAP Financial Measures.”

The table below presents our calculation of ROAE:

	As of and for the Year Ended December 31,
	2021	2020	2019

	(R$million, except percentages)
Calculation of ROAE:
Profit (loss)	(55.1)	30.7	30.4
Equity as of end of the applicable period	8,449.8	3,324.2	2,161.9
Equity as of the date immediately prior to the beginning of the period	3,324.2	2,161.9	932.2
Average equity	5,887.0	2,743.1	1,547.1
ROAE	(0.9)%	1.1%	2.0%

Return on Average Assets — ROAA

We calculate ROAA as profit (loss) for the applicable period divided by total average assets, which in turn is calculated as total assets as of the end of the applicable period plus total average assets as of the end of the prior period divided by two. The table below sets forth our ROAA for the years indicated:

	Year Ended December 31,
	2021	2020	2019
	(%)
ROAA(1)	(0.2)%	0.2%	0.4%
(1)	ROAA is a non-GAAP financial measure. For further information on why our management chooses to use non-GAAP financial measures, and on the limits of using such non-GAAP financial measures, please see “Presentation of Financial and Other Information — Special Note Regarding Non-GAAP Financial Measures.”

The table below presents our calculation of ROAA:

	Year Ended December 31,
	2021	2020	2019

	(R$million, except percentages)
Calculation of ROAA:
Profit (loss)	(55.1)	30.7	30.4
Assets as of the end of applicable period	36,626.3	19,921.6	10,077.1
Assets as of the date immediately prior to the beginning of the period	19,921.6	10,077.1	5,631.4
Average assets	28,274.0	14,999.3	7,854.2
ROAA	(0.2)%	0.2%	0.4%

Net Interest Margin — NIM

We calculate NIM as net interest income and interest on securities divided by average interest-earning assets. Interest-earning assets is calculated as the sum of loans and advances to customers (net of provision for expected loss), amounts due from financial institutions, reverse repurchase agreements and securities. Average interest-earning assets are based on the average of the month-end balances for amounts due from financial institutions and reverse repurchase agreements and average of quarter-end balances within the applicable period for loans and advances to customers (net of provision for expected loss) and securities. The table below sets forth our NIM for the years indicated:

	Year Ended December 31,
	2021	2020	2019
Net Interest Margin	(R$million, except percentages)
Average interest-earning assets(1)	24,462.9	7,232.5	4,791.1
Net interest income and interest on securities	1,526.4	995.8	845.6
Net Interest Margin(2)	8.6%	7.9%	12.2%
(1)	Interest-earning assets is calculated as the sum of loans and advances to customers (net of provision for expected loss), amounts due from financial institutions, reverse repurchase agreements and securities. Average interest-earning assets are based on the average of the month-end balances for amounts due from financial institutions and reverse repurchase agreements and average of quarter-end balances within the year for loans and advances to customers (net of provision for expected loss) and securities.
(2)	NIM is a non-GAAP financial measure. For further information on why our management chooses to use non-GAAP financial measures, and on the limits of using such non-GAAP financial measures, please see “Presentation of Financial and Other Information — Special Note Regarding Non-GAAP Financial Measures.”

PER SHARE MARKET DATA

Historical Per Share Market Data

Banco Inter Units, Banco Inter Common Shares and Banco Inter Preferred Shares are currently listed on the Nível 2 segment of the B3 under the symbols “BIDI11,” “BIDI3,” and “BIDI4,” respectively.

The tables below set forth, for the period indicated, the reported low, average and high closing sale prices in nominal reais for each of Banco Inter’s common shares, preferred shares and units (comprising one Banco Inter common share and two Banco Inter preferred shares) on the B3.

The tables have been adjusted to reflect all stock splits of Banco Inter common and preferred shares, further described below.

	Banco Inter – Units
Three-Month Period	Low(1)	Average(1)	High(1)

	(in R$)
2019
Third quarter	13.45	18.66	23.60
Fourth quarter	13.46	15.66	18.04
2020
First quarter	6.58	14.59	19.23
Second quarter	8.14	10.29	14.87
Third quarter	13.63	18.21	23.30
Fourth quarter	16.61	23.49	34.72
2021
First quarter	30.75	47.82	55.99
Second quarter	53.52	65.97	77.76
Third quarter	46.65	69.33	84.87
Fourth quarter	27.58	39.08	51.10
2022
First quarter	15.60	22.56	28.20
(1)	Based on daily closing prices.

	Banco Inter – Common Shares
Three-Month Period	Low(1)	Average(1)	High(1)

	(in R$)
2019
Third quarter	4.60	6.64	12.33
Fourth quarter	4.33	5.10	5.89
2020
First quarter	2.53	4.87	6.41
Second quarter	2.64	3.24	4.62
Third quarter	4.19	5.93	7.13
Fourth quarter	5.62	7.77	11.55
2021
First quarter	10.09	15.98	18.82
Second quarter	17.99	21.83	25.64
Third quarter	15.25	23.43	28.21
Fourth quarter	9.20	12.87	16.83
2022
First quarter	5.07	7.48	9.43
(1)	Based on daily closing prices.

	Banco Inter – Preferred Shares
Three-Month Period	Low(1)	Average(1)	High(1)

	(in R$)
2019
First quarter	2.06	2.35	3.00
Second quarter	2.97	3.39	3.87
Third quarter	3.43	5.80	7.83
Fourth quarter	4.45	5.27	6.11
2020
First quarter	1.92	4.84	6.43
Second quarter	2.77	3.54	5.15
Third quarter	4.73	6.43	8.16
Fourth quarter	5.47	7.84	11.65
2021
First quarter	10.29	15.89	18.62
Second quarter	17.74	22.07	26.15
Third quarter	15.68	22.87	28.49
Fourth quarter	9.23	13.16	17.38
2022
First quarter	5.37	7.55	9.38

(1) Based on daily closing prices.

Banco Inter Stock Splits

At a meeting of Banco Inter shareholders held on June 26, 2019, Banco Inter shareholders approved the stock split of Banco Inter common and preferred shares at the ratio of 6:1. Additionally, at the meeting of Banco Inter shareholders held on April 28, 2021, its shareholders approved a stock split of Banco Inter common and preferred shares in the ratio of 3:1.

Proposed Transaction Announcement Per Share Market Data

The following table presents the closing price for each of Banco Inter’s common shares, preferred shares and units as of May 21, 2021, the last trading day prior to the date of the first public announcement of Banco Inter’s intention of proceeding with the Proposed Transaction, and April 14, 2022, the last trading day prior to the date of the first public announcement of Banco Inter’s intention of proceeding with the Proposed Transaction in the terms described in this prospectus.

	Banco Inter
	Common Shares	Preferred Shares	Units

	(in R$)
May 21, 2021	20.00	19.70	59.62
April 14, 2022	5.41	5.64	16.53

BANCO INTER GENERAL MEETING

Inter & Co is providing this prospectus to Banco Inter Shareholders in advance of the Banco Inter General Meeting that Banco Inter has called for the purpose of approving the Proposed Transaction. This prospectus contains information that you need to know about the Proposed Transaction and the proposals to be voted on at the Banco Inter General Meeting, in order to be able to vote or instruct your vote, as applicable, at the Banco Inter General Meeting.

Date, Time and Place of the Banco Inter General Meeting

The Banco Inter General Meeting to consider the Proposed Transaction is scheduled to be held on May 12, 2022 at: 10:30 a.m. (Belo Horizonte time). Banco Inter General Meeting will occur virtually, through an electronic platform. There is no physical location for the Banco Inter General Meeting.

Agenda of the Banco Inter General Meeting

The Banco Inter General Meeting will consider and vote on the Merger of Shares, a corporate transaction through which each Banco Inter Share issued and outstanding immediately prior to the completion of the Proposed Transaction will be automatically contributed for their book value into HoldFin in exchange for a certain number of newly issued HoldFin Redeemable Shares, determined pursuant to the Exchange Ratios, pursuant to the Merger of Shares Protocol. The agenda for the meeting will also include other related items required for delisting Banco Inter Shares from B3, including the approval of the Cash Redemption Price and ratification of the appraiser responsible for an appraisal report required for purposes of delisting Banco Inter Shares from B3 and approval of such appraiser report.

The approval of the Merger of Shares, including the approval of the Cash Redemption Price at the Banco Inter General Meeting, is a condition to the completion of the transaction, pursuant to the Merger of Shares Protocol.

Quorum for Installation

The Banco Inter General Meeting will be installed on first call if attended by shareholders representing collectively: (i) 20% of the outstanding Banco Inter Common Shares and Banco Inter Preferred Shares (including holders through Banco Inter Units, but not including the Banco Inter Shares held by our controlling shareholder or its related parties, or by directors or officers of Banco Inter) and (ii) 2/3 of Banco Inter total share capital (including shares held by our controlling shareholder, by its related parties, and by directors or officers of Banco Inter). If the attendance requirement is not met for the Banco Inter General Meeting on first call, the Banco Inter General Meeting will be reconvened at a date and time at least eight calendar days after the date and time scheduled for the Banco Inter General Meeting on first call. The Banco Inter General Meeting will be installed on second call with any percentage of holders present at the meeting following second call.

Required Vote

In order to approve the Merger of Shares, holders of at least the majority of the outstanding Banco Inter Common Shares and Banco Inter Preferred Shares (including holders through Banco Inter Units, but not including the Banco Inter Shares held by our controlling shareholder or its related parties, or by directors or officers of Banco Inter), voting together, must vote in favor of the Proposed Transaction. The Proposed Transaction is subject to the satisfaction of certain conditions, as described elsewhere in this prospectus.

The approval by Banco Inter Shareholders of the Proposed Transaction Proposal is a condition to the completion of the Proposed Transaction. If the Proposed Transaction is not approved, it will not be concluded.

Shareholders Entitled to Attend the Banco Inter General Meeting and to Vote

Banco Inter Shareholders on the date of the Banco Inter General Meeting are entitled to attend the Banco Inter General Meeting and vote on the items set forth on the agenda, as long as they have timely provided the appropriate documentation required by Banco Inter at the time of the call notice to the Banco Inter General Meeting, which required documentation will be set out in the notice of the Banco Inter General Meeting and/or in the documents relating thereto. There is no record date for purposes of determining direct Banco Inter Shareholders entitled to attend the Banco Inter General Meeting or to vote. Banco Inter Shareholders wishing to authorize a proxy to vote their Banco Inter Shares may do so by registering the proxy to access the Banco Inter General Meeting webcast, which instructions will be available in the notice of the Banco Inter General Meeting and/or in the documents relating thereto. To be valid, the proxy must be appointed less than one year before the Banco Inter General Meeting. For legal entities that hold Banco Inter Shares, any proxy duly constituted in accordance with applicable law and such legal entities’ corporate documents may represent the shareholder at the Banco Inter General Meeting. However, an investment fund must be represented by its investment fund officer. For individuals who hold Banco Inter Shares, the proxy must be either a shareholder, an executive officer or board member of Banco Inter, a lawyer or a financial institution.

To participate in the Banco Inter General Meeting you will need to review the information included on the notice of the Banco Inter General Meeting and in the documents relating thereto and register to attend the Banco Inter General Meeting in up to two days before the date of the Banco Inter General Meeting. The instructions for registration will be available in the notice of the Banco Inter General Meeting and/or in the documents relating thereto. Banco Inter Shareholders that timely register to attend the Banco Inter General Meeting will receive further instructions from Banco Inter by e-mail to access the Banco Inter General Meeting webcast.

No Solicitation of Proxies from Banco Inter Shareholders

Please note that this document is not a proxy or solicitation of votes for the Banco Inter General Meeting or any shareholders’ meeting of Banco Inter, HoldFin or a general meeting of Inter & Co that will be held in connection with the Proposed Transaction.

Manner of Voting

Banco Inter Shareholders may exercise their voting rights at the Banco Inter General Meeting by voting in person or by proxy during the meeting.

THE PROPOSED TRANSACTION

The following is a description of the material aspects of the Proposed Transaction. This section does not purport to be complete and may not contain all of the information that is important to you. You should carefully read this entire prospectus, including the full text of the Merger of Shares Protocol, forms of which are included as Exhibits to the registration statement of which this prospectus is a part, for a more complete understanding of the Proposed Transaction. All descriptions in this summary and in this prospectus of the terms and conditions of the Proposed Transaction are qualified in their entirety by reference to Merger of Shares Protocol. In addition, important business and financial information about each of Inter & Co and Banco Inter is included in this prospectus and Exhibits to the registration statement of which this prospectus is a part.

Overview

The Proposed Transaction consists of a corporate reorganization of Inter with the purpose of listing shares on Nasdaq that ultimately represent equity of Inter’s and are currently listed on B3.

Inter & Co is incorporated as an exempted company with limited liability in the Cayman Islands. Inter & Co is currently a holding company through which the controlling shareholder and another founding shareholder of Banco Inter hold their Banco Inter Shares. As of the date of this prospectus, Inter & Co does not own any material assets other than shares of HoldFin, and HoldFin does not hold any material assets other than Banco Inter Shares. Neither Inter & Co nor HoldFin has any material liability or contingency. Immediately prior to the Closing Date, Inter & Co will not own any material assets other than shares of New LLC, which will not own any material assets other than shares of HoldFin, and HoldFin will not own any material assets other than Banco Inter Shares. Therefore, the business of Inter & Co and its consolidated subsidiaries is the same as the business of Banco Inter and will remain the same immediately following the Proposed Transaction.

Immediately prior to the Closing Date (after effecting the SoftBank Roll-Up), our corporate structure will be the following:

On or prior to the Closing Date, Inter & Co will subscribe for HoldFin shares with Inter & Co Class A common shares. Inter & Co will deliver enough Inter & Co Class A Common Shares to HoldFin so that all Banco Inter Shareholders that did not exercise Withdrawal Rights or validly elect to receive Cash Redeemable Shares may receive Inter & Co BDRs based on the Exchange Ratios, as applicable. The illustrations below do not illustrate any direct equity interest Inter & Co may acquire in HoldFin as a result of the delivery of Inter & Co Class A Shares.

The completion of the Proposed Transaction is expected to occur on or about 35 days after the Banco Inter General Meeting, subject to the satisfaction of certain conditions described in this prospectus. The Proposed Transaction will consist of the two steps below, which are expected to be concluded substantially at the same time on the Closing Date:

●	Merger of Shares. Subject to the approval at the Banco Inter General Meeting, the merger of shares will be implemented through an incorporação de ações under the Brazilian Corporation Law, or Merger of Shares. Pursuant to the Merger of Shares, each Banco Inter Share issued and outstanding immediately prior to the completion of the Proposed Transaction will be automatically contributed for their book value into HoldFin in exchange for a certain number of newly issued mandatorily redeemable preferred shares of HoldFin, determined pursuant to the Exchange Ratios, and Banco Inter will become a wholly owned subsidiary of HoldFin. Each Banco Inter Shareholder will receive Class A Redeemable Shares, unless such Banco Inter Shareholder has elected to receive Cash Redeemable Shares. The right to receive Cash Redeemable Shares is only available to Eligible Shareholders and is subject to proration as described in “Certain Defined Terms — Exchange Ratios.”

SoftBank
Hottaire
Costellis
(Controlling Shareholder)
Class A
Shares
Class B
Shares
Inter & Co
(Cayman)
Class A
BDRS
New LLC
(Delaware)
Offshore
Brazil
Free Float
HoldFin
HoldFin Redeemable Shares (redeemable with Inter & Co Class A Shares)
Merger of Shares
Free Float
Banco Inter
B3 Listed

●	Redemption. Immediately after the Merger of Shares, HoldFin will redeem (i) all of its Class A Redeemable Shares and deliver to each holder thereof one Inter & Co BDR (which may be cancelled immediately thereafter, if such holder wants to receive the underlying Inter & Co Class A common shares) and (ii) all of its Cash Redeemable Shares and pay the applicable cash consideration to each holder thereof.

Free Float
SoftBank
Hottaire
Costellis
(Controlling Shareholder)
Class A
Shares
Class B
Shares
Inter & Co
(Cayman)
New LLC
(Delaware)
Offshore
Brazil
Free Float
HoldFin
Redemption of HoldFin
Redeemable Shares against
delivery of Class A BDRs to
Free Float
100%
Banco Inter
B3 Listed

If the Proposed Transaction is approved and all conditions precedent are either met or waived, Banco Inter Shareholders that have not validly exercised their Withdrawal Rights or elected to receive Cash Redeemable Shares, will receive Inter & Co BDRs after the redemption.

Immediately following the completion of the Proposed Transaction:

●	Banco Inter will be an indirect wholly owned subsidiary of Inter & Co.
●	The business conducted by Inter will be the same as prior to the Proposed Transaction.
●	If you did not validly exercise Withdrawal Rights or validly elect to receive Cash Redeemable Shares, you will become a shareholder of Inter & Co (initially, through the holding of Inter & Co BDRs, which can be cancelled to allow direct interest in Inter & Co through holding Inter & Co Class A Commons Shares).
●	The shareholders of Inter & Co will be essentially the same as the current shareholders of Banco Inter, except for those current Banco Inter Shareholders that have validly exercised Withdrawal Rights or elected to receive Cash Redeemable Shares.
●	The controlling shareholder of Inter, who currently exercise control through its ownership of a majority of Banco Inter Common Shares, will continue to control Inter’s business through the ownership of Inter & Co Class B Common Shares representing the majority of the voting power in Inter & Co.

Currently, Banco Inter Common Shares, Banco Inter Preferred Shares and Banco Inter Units are listed on B3. Upon completion of the Proposed Transaction, we expect to list Inter & Co Class A Common Shares on Nasdaq, to list Inter & Co BDRs on B3 and to delist all Banco Inter Shares and Banco Inter Units from B3. Banco Inter will remain registered with and subject to the disclosure requirements set by the CVM for at least 12 months. After this period, Banco Inter may be permitted to deregister from CVM and no longer be subject to disclosure requirements applicable to publicly-traded companies in Brazil. Additionally, in connection with the listing of Inter & Co BDRs, Inter & Co expects to apply to have its BDRs classified as Level II BDRs pursuant to Brazilian regulation, in which case Inter & Co will be required to comply with certain disclosure requirements set forth in the Brazilian regulation, including annually filing a formulário de referência (a document which contains financial, legal and operating information about the filer), providing quarterly financial information and certain periodical filings disclosing material events.

Upon completion of the Proposed Transaction, Banco Inter controlling shareholder will hold all of Inter & Co Class B Common Shares, which have 10 votes per share. Assuming that no Eligible Shareholder elects to receive Cash Redeemable Shares, Banco Inter controlling shareholder will hold 27.2% of the then- outstanding Inter & Co shares and 78.9% of the aggregate voting power of Inter & Co. Assuming that Eligible Shareholders elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold, Banco Inter controlling shareholder will hold 29.2% of the then- outstanding Inter & Co shares and 80.5% of the aggregate voting power of Inter & Co. The exact percentage of the then-outstanding Inter & Co shares and aggregate voting power of Inter & Co that will be held by the controlling shareholder upon completion of the Proposed Transaction will vary depending on the number of Eligible Shareholders that opt to receive Cash Redeemable Shares.

The charts above do not contain Banco Inter’s subsidiaries. For a complete chart containing Banco Inter’s subsidiaries, see “Information about Banco Inter — Corporate Structure.”

Exchange Ratios

Subject to the approval of the Merger of Shares at the Banco Inter General Meeting and the satisfaction of the conditions described in this prospectus, each holder of Banco Inter Common Shares, Banco Inter Preferred Shares or Banco Inter Units will receive a number of Inter & Co BDR for each Banco Inter Common Share, Banco Inter Preferred Share or Banco Inter Units it holds determined based on the Exchange Ratios, unless such shareholder has elected to receive Cash Redeemable Shares (subject to proration) or to exercise Withdrawal Rights for its Banco Inter Shares. Each Eligible Shareholder (including those that hold Banco Inter Shares through Banco Inter Units) that has elected to receive Cash Redeemable Shares will receive an amount in cash based on the Exchange Ratios, subject to proration if the aggregate amount to be disbursed by HoldFin to redeem Cash Redeemable Shares would exceed the Cash Redemption Threshold. The Exchange Ratios have been established so that each Banco Inter Shareholder (except those that receive Cash Redeemable Shares) receives, upon completion of the Proposed Transaction, one Inter & Co BDR for any combination of six Banco Inter Common Shares or Banco Inter Preferred Shares that it holds (including Banco Inter Shares held as Banco Inter Units). This will result in each Banco Inter Shareholder receiving the same percentage of outstanding shares of Inter & Co as such Banco Inter Shareholder had of the total outstanding shares of Banco Inter immediately before completion of the Proposed Transaction, except for the effect of the cash redemption of the Cash Redeemable Shares (and any equity issuance for payment of such cash redemption) and the exercise of Withdrawal Rights.

In connection with the Proposed Transaction, HoldFin may be required to withhold Brazilian capital gain taxes due by certain non-Brazilian Banco Inter Shareholders that hold their investment under the special tax regime of CMN Resolution No. 4,373/2014. In order to determine whether any withholding will be required, each 4,373 Holder must report, through its Brazilian custodian or broker dealer, certain information relating to such 4,373 Holder’s historical cost and tax domiciliation. Such information must be provided after the Banco Inter General Meeting, in accordance with the procedures that we will publicly announced prior to the date of the Banco Inter General Meeting. If HoldFin determines based on such information that withholding will be required, or if such 4,373 Holder fails to provide such information, HoldFin has the right, at its sole discretion, to: (a) deduct any amount required to be withheld by HoldFin from the Cash Redemption Price payable to such 4,373 Holder, and (b) convert a portion of the Banco Inter Shares held by such 4,373 Holder will be converted into Cash Redeemable Shares, with respect to a 4,373 Holder that elects to receive Inter & Co BDRs, in an amount sufficient to generate a cash redemption payment sufficient to cover any required tax withholding, and HoldFin will retain such amount. See “Material Tax Considerations — Material Brazilian Tax Considerations.”

Following the Closing Date, any fractional Inter & Co BDRs will be grouped into whole numbers and sold on the open market managed by B3, as applicable. The net proceeds from the sale of the fractional Inter & Co BDRs will be distributed on a pro rata basis to the former Banco Inter Shareholders that held such shares. No additional consideration in cash or in kind will be paid by Inter & Co to Banco Inter Shareholders who opt to receive Inter & Co BDRs in connection with the Proposed Transaction. The sales price resulting from such sale may be less than the Cash Redemption Price.

If the aggregate amount to be disbursed by HoldFin to redeem Cash Redeemable Shares would exceed the Cash Redemption Threshold, each Banco Inter Shareholder that elected to receive Cash Redeemable Shares will receive a combination of Cash Redeemable Shares and Class A Redeemable Shares, as determined pursuant to the Exchange Ratios, as necessary to ensure that the aggregate amount of cash payable by HoldFin to Eligible Shareholders is not greater than the Cash Redemption Threshold. Additionally, you may exercise your withdrawal rights pursuant to Brazilian law. For more information on Withdrawal Rights, see “Banco Inter General Meeting.”

The Merger of Shares Protocol

The Merger of Shares Protocol (Protocolo e Justificação de Incorporação de Ações) is a document prepared pursuant to Articles 224, 225 and 252 of the Brazilian Corporation Law, which the management of Banco Inter and HoldFin will each submit for approval at their respective special meetings of shareholders and which provides the shareholders with information on the terms, conditions and reasoning for the approval of the corporate reorganization contemplated by the Proposed Transaction. The terms and conditions of the Proposed Transaction are contained in the Merger of Shares Protocol are described in this prospectus, and an English translation of the Merger of Shares Protocol is included as an Exhibit to the registration statement of which this prospectus forms a part. You are encouraged to read the Merger of Shares Protocol carefully. All descriptions in this summary and in this prospectus of the terms and conditions of the Proposed Transaction are qualified in their entirety by reference to the Merger of Shares Protocol.

The Merger of Shares Protocol also establishes the justification presented by the managements of Banco Inter and HoldFin, explaining the reasons why the Proposed Transaction is beneficial and meets the best interest of the shareholders insofar as it is expected that as a result of the Proposed Transaction.

Background to the Proposed Transaction

Banco Inter is subject to regulation from the Central Bank of Brazil, which requires any financial institution to have a defined controlling shareholder. Our controlling shareholder currently exercises control of Banco Inter through the indirect ownership of Banco Inter Common Shares, and currently owns 53% of the voting capital of Banco Inter. As Brazilian corporate law does not permit the issuance of preferred nonvoting shares in excess of 50% of its total capital, our ability to raise additional equity to fund our growth strategy without resulting in a dilution of our controlling shareholder below 50% is limited. We have been researching structures to permit us to implement our growth strategy without a change of control. These structures are challenging, as Banco Inter Shares are listed on Nível 2 of B3, and delisting of its shares requires compliance with Nível 2 listing rules or waivers from B3.

●	On April 12, 2021, in a response to our consultation, B3 permitted that Banco Inter comply with the Nível 2 requirement of a mandatory tender offer in case of a corporate reorganization in which the surviving company is not listed in Nível 2 or Novo Mercado by offering to current Banco Inter Shareholders the option to receive Cash Redeemable Shares.
●	On May 24, 2021, Banco Inter publicly announced that it was close to concluding studies with respect to a corporate reorganization, through a press release and a filing of a fato relevante with the CVM.
●	On October 7, 2021, Banco Inter publicly announced in Brazil the approval by its Board of Directors in connection with the conclusion of the studies with respect to the final structure of a corporate reorganization and the execution of the SoftBank Roll-Up Agreement.
●	On October 29, 2021, CVM approved the creation and issuance of the Inter & Co BDRs, subject to Banco Inter remaining registered with and subject to the disclosure requirements set by the CVM for at least 12 months.
●	On November 1, 2021, the Banco Inter Board of Directors approved a previous version of the proposed transaction and called a shareholders’ meeting for November 25, 2021. The Banco Inter Shareholders approved the previous version of the Proposed Transaction at the November 25 Meeting. However, the consummation of the transaction approved at the November 25 Meeting was subject to a condition that the total amount to be disbursed in connection with the redemption of all HoldFin shares redeemable for cash did not exceed R$2.0 billion. On December 3, 2021, Banco Inter announced that this condition was not satisfied or waived. As a result, the previous transaction was not consummated.
●	In January 2022, in a response to our consultation, B3 issued the Ofício 13/2022-DIE permitting that (i) the offering to current Banco Inter Shareholders of the option to receive Cash Redeemable Shares up to the Cash Redemption Threshold will be subject to proration if the Cash Redemption Threshold is exceeded and (ii) the Cash Redeemable Shares may be made available only to Eligible Shareholders.
●	On April 13, 2022, in a response to our consultation, B3 issued the Ofício no. 122/2022-DIE recognizing that SoftBank shall be considered as part of Banco Inter’s free float. Accordingly, SoftBank shall not be prohibited from voting at a shareholders meeting of Banco Inter in which the Proposed Transaction is submitted to shareholder approval.
●	On April 15, 2022, Banco Inter Board of Directors approved the Proposed Transaction and Banco Inter announced the new terms of the Proposed Transaction and setting forth the record date for purposes of determining the Eligible Shareholders.
●	On April 20, 2022, Banco Inter called the Banco Inter General Meeting.

Differences between the Proposed Transaction and the transaction submitted for approval at the November 25 Meeting

The Proposed Transaction reflects certain adjustments to the transaction previously approved by Banco Inter Shareholders at the November 25 Meeting. These adjustments are described in “Differences between the Proposed Transaction and the transaction submitted for approval at the November 25 Meeting,” on page vi of this prospectus. We have also implemented certain governance improvements at Inter & Co, which are described in “Governance Improvements” on page vii of this prospectus.

Past Contracts, Mergers, Negotiations and Agreements between Inter & Co and Banco Inter

Other than the transaction submitted for approval at the November 25 Meeting, there are no past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions during the periods for which financial statements are presented in this prospectus between Inter & Co or its affiliates and Banco Inter or its affiliates, other than those described in this prospectus.

Recommendation of the Board of Directors of Banco Inter; Banco Inter’s Reasons for the Proposed Transaction

On 15, 2022, after careful consideration, and following the recommendation of the independent directors, the board of directors of Banco Inter unanimously (i) approved, adopted and declared advisable the Proposed Transaction, including the Exchange Ratio, (ii) determined that it is fair to and in the best interests of Banco Inter and its shareholders that Banco Inter consummate the Proposed Transaction considering the potential benefits of the Proposed Transaction, described in “Questions and Answers about the Proposed Transaction, the Banco Inter General Meeting and Inter & Co — Questions and Answers for Current Banco Inter Shareholders about the Proposed Transaction — What is the purpose of the Proposed Transaction?” (iii) directed that the Proposed Transaction be submitted to the approval of Banco Inter Shareholders and (iv) recommended that Banco Inter Shareholders vote their Banco Inter Shares in favor of the approval of the Proposed Transaction at the Banco Inter General Meeting.

Conditions Precedent to the Proposed Transaction

In addition to the necessary corporate approvals, completion of the Proposed Transaction is subject to certain additional conditions, including:

●	Inter & Co’s registration statement filed with the SEC on Form F-4 to effect the registration under the Securities Act of the Inter & Co Class A Common Shares to be issued to Banco Inter Shareholders shall have become effective prior to the Banco Inter General Meeting, no stop order suspending the effectiveness of the Form F-4 shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC;
●	All of the conditions precedent to disbursement under the Cash Redemption Financing shall have been satisfied;
●	The Cash Redemption Price shall be approved by Banco Inter Shareholders at the Banco Inter General Meeting;
●	Approval of the minutes of the Banco Inter General Meeting by the Brazilian Central Bank.

Financial Implications of the Proposed Transaction

The Proposed Transaction is effectively an intragroup corporate reorganization with no effects on a consolidated basis.

Cash Redemption Financing

On April 26, 2022, HoldFin obtained a commitment letter from Banco BTG Pactual S.A., Banco Bradesco BBI S.A., Banco Itaú BBA S.A., and Banco ABC S.A. to provide financing to redeem Cash Redeemable Shares up to the amount of the Cash Redemption Threshold. Pursuant to this commitment letter, HoldFin will pay (i) a commitment fee of 0.2% per year over the commitment amount; (ii) a structuring fee of 0.57% pro rata (90 days) over the commitment amount and (iii) 0.10% of the amount over the effective disbursement.

The key terms of the Cash Redemption Financing are summarized below:

Maximum Amount	R$1.15 billion (consisting of Cash Redemption Threshold and estimated adjustment by DI Rate payable from the date of the Banco Inter General Meeting to the Closing Date)
Issuer	HoldFin
Debt Instrument	Debentures, or other similar debt instrument, to be issued by HoldFin
Maturity	12 months from funding
Mandatory Early Redemption (cash sweep)	Liquidity events, including from equity contribution on HoldFin or Inter & Co, or capital reduction of other distributions from Banco Inter
Interest Rate	DI Rate + 1.95%
Principal and Interest payments	Bullet on the maturity date

We expect to repay the Cash Redemption Financing with the proceeds of potential offerings of securities of Inter & Co (including, subject to market conditions, potential offerings of Class A Common Shares), dividends paid by Banco Inter or a capital reduction of Banco Inter, which is subject to regulatory approvals. HoldFin has agreed to commence, in up to 20 business days from the disbursement date, the regulatory proceedings to obtain the approval for a capital reduction of Banco Inter. The capital reduction would be used to pay the Cash Redemption Financing in advance, if other sources of funds are not available at acceptable conditions. We expect that the Cash Redemption Financing will be secured by the future receivables from such possible capital reduction of Banco Inter. Exclusively due to a commercial agreement, we expect Banco Inter to agree to make certain investments in interbank deposit certificates issued by Banco BTG Pactual S.A., Banco Itaú BBA S.A. and Banco ABC S.A., at 100% of the DI Rate. These investments will not be pledged to secure the Cash Redemption Financing.

The commitment letter for Cash Redemption Financing is subject to certain conditions, including the conclusion and execution of the definitive agreements, bringdown of representations and warranties of HoldFin, compliance with minimum regulatory capital requirements and payment of fees and other payment obligations under the commitment letter. If these conditions are not satisfied, we will not consummate the Proposed Transaction.

The incurrence of debt to make the cash payment to Banco Inter shareholders may adversely affect us. For more information, see “Risk Factors — Risks Relating to the Proposed Transaction and Inter & Co Common Shares — We may (through HoldFin) incur debt to make the cash payment to Banco Inter Shareholders that elect to receive Cash Redeemable Shares. Repayment of this debt may be made with distributions received from Banco Inter (including dividends or capital reduction) or with proceeds of future equity offerings of Inter & Co, which may adversely impact the value of Inter & Co Class A Common Shares.”

In order to repay the Cash Redemption Financing, we may issue additional Inter & Co Class A Common Shares. Any offering of additional Inter & Co Class A Common Shares may dilute the interest of current Banco Inter Shareholders in Inter & Co’s share capital and affect the trading price of Inter & Co Class A Common Shares. See “Risk Factors — Risks Relating to the Proposed Transaction and Inter & Co Common Shares — We may issue additional Inter & Co Class A Common Shares to redeem Cash Redeemable Shares or for other purposes, which may dilute your interest in Inter & Co’s share capital and affect the trading price of Inter & Co Class A Common Shares.”

Listing of Inter & Co Shares

We expect that on or about the Closing Date of the Proposed Transaction, the Inter & Co Class A Common Shares will be listed on Nasdaq under the symbol “INTR.”

Inter & Co has applied to list Inter & Co Class A Common Shares on Nasdaq. Inter & Co Class B Common Shares will not be listed on any exchange and, pursuant to the Inter & Co Articles of Association, each Class B Common Share may be converted into one Class A Common Share (i) upon delivery of notice to Inter & Co, at its registered office, in the form described in our Articles of Association, or (ii) automatically upon any transfer of such Class B Common Share, whether or not for value, except for certain limited transfers described in our Articles of Association. Class B Common Shares may also be converted into Class A Common Shares in other circumstances.

Listing of Inter & Co BDRs

Immediately after the Closing Date, we expect that Inter & Co BDRs will be listed on B3. For more information on the Inter & Co BDRs, see “Description of BDRs and Deposit Agreement.”

Electing to Receive Cash Redeemable Shares

An Eligible Shareholder that elects to receive Cash Redeemable Shares must make this election during the Cash Election Period (i) through the facilities of the Central Depositary of B3 (Central Depositária da B3) or (ii) for Banco Inter Shareholders holding Banco Inter Shares directly in the corporate books, through Banco Bradesco S.A., the registrar of Banco Inter Shares. A beneficial owner of Banco Inter shares must instruct its broker or custodian operating in Brazil of such election by the time indicated by such broker or custodian. Upon election to receive Cash Redeemable Shares, such Eligible Shareholder will no longer be permitted to trade its Banco Inter Shares (to the extent such Banco Inter Shares will be exchanged for Cash Redeemable Shares in the case of proration) and will not be able to opt to receive Inter & Co BDRs. The cash redemption of the Cash Redeemable Shares will occur on the Closing Date, which is expected to occur on or about 35 days after the Banco Inter General Meeting.

If the aggregate amount to be disbursed by HoldFin to redeem Cash Redeemable Shares would exceed the Cash Redemption Threshold, each Eligible Shareholder that elected to receive Cash Redeemable Shares will receive a combination of Cash Redeemable Shares and Class A Redeemable Shares, as determined pursuant to the Exchange Ratios, as necessary to ensure that the aggregate amount of cash payable by HoldFin to Eligible Shareholders is not greater than the Cash Redemption Threshold. Additionally, you may exercise your withdrawal rights pursuant to Brazilian law. For more information on Withdrawal Rights, see “Banco Inter General Meeting.”

Electing to Receive Inter & Co Class A Common Shares

At any time, and from time to time, on or after the Closing Date, a holder of Inter & Co BDRs that wants to receive Inter & Co Class A Common Shares may request the cancellation of all or a portion of its Inter & Co BDRs by (a) instructing its broker or custodian operating in Brazil to cancel its Inter & Co BDRs with the BDR Depositary and (b) delivering evidence that all fees and potential taxes due in connection with this service were duly paid, as set forth in the deposit agreement. The cancellation instruction to the broker or custodian must include an appropriate brokerage account outside of Brazil to receive the underlying Inter & Co Class A Common Shares. No fees for cancellation of Inter & Co BDRs will be charged from investors during the first 30 days after the Closing Date.

Shareholder Approval of Inter & Co and HoldFin

The Proposed Transaction was approved by the directors of Inter & Co, Inc. on March 31, 2022. The Merger of Shares and other steps for the Proposed Transaction are also subject to the approval of the shareholders’ meeting of HoldFin and board of directors of Inter & Co, as the shareholder of HoldFin. We expect these approvals to be obtained prior to, or concurrently with, the Banco Inter General Meeting.

Certain Information on the Ownership and Management of Inter & Co and Banco Inter Following the Proposed Transaction

Ownership of Inter & Co Prior to and After the Proposed Transaction

Upon completion of the Proposed Transaction, shareholder participation in Inter & Co will be as described in the tables contained in “Major Shareholders and Related Party Transactions.”

Management of Inter & Co Following the Proposed Transaction

Upon the completion of the Proposed Transaction, Inter & Co’s management will be as described in “Inter & Co — Management.”

Accounting Treatment of the Proposed Transaction

Under IFRS as issued by the IASB, the Proposed Transaction will be a reorganization under common control accounted for by Inter & Co on a book value basis.

Dividend Information

The Brazilian Corporation Law and Banco Inter’s bylaws in effect as of the date of this prospectus require that Banco Inter distributes annually to its shareholders a mandatory dividend, which is the mandatory distribution of a minimum percentage of its net income for the prior fiscal year, unless the board of directors of Banco Inter recommends against such distribution due to considerations relating to its then financial condition. Also, according to the Brazilian Corporation Law, a corporation’s net income may be allocated to profit reserves and to the payment of dividends. For more information, see “Comparison of the Rights of Holders of Inter & Co Shares and Banco Inter Shares.”

Under the Companies Act and Inter & Co’s Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to the Inter & Co Articles of Association, dividends can be declared and paid out of funds lawfully available to the company, which include the share premium account.

The following table shows the amount of dividends and interest on equity distributed by Banco Inter for the years ended December 31, 2021, 2020 and 2019.

	For the year ended December 31,
	2021	2020	2019

	(R$million)
Banco Inter – Dividends and Interest on equity	41.5	39.9	51.3

Expenses

The following is an itemized statement of the expenses incurred or estimated to be incurred by Banco Inter in connection with the Proposed Transaction:

Expenses:	(US$thousand)(1)	(R$thousand)
Legal expenses	4,566.7	21,635.9
Regulatory fees	855.4	4,052.7
Accounting fees	961.6	4,556.0
Printing costs	309.9	1,468.0
BDR Depositary fees and expenses	95.2	451.0
Other expenses	279.9	1,326.1
Total	7,068.6	33,489.7
(1)	Solely for the convenience of the reader, Brazilian real amounts have been translated into U.S. dollars at the selling rate as of March 31, 2021 of R$4.7378 to US$1.00.

Withdrawal Rights

Pursuant to Articles 137 and 252 of the Brazilian Corporation Law, if the Proposed Transaction is approved at the Banco Inter General Meeting, holders of Banco Inter Shares (including Banco Inter Shares held through Units) that do not vote in favor of the approval of the Merger of Shares or do not attend the Banco Inter General Meeting and who are holders of record of Banco Inter Shares on the Withdrawal Rights Record Date and hold their Banco Inter Shares through the Closing Date will have the right to withdraw their Banco Inter Shares for their book value, as of December 31, 2021, of R$3.30 per Banco Inter Share.

We assume that no holder of Banco Inter Shares will exercise Withdrawal Rights, because the cash amount payable to Eligible Shareholders who elect to receive Cash Redeemable Shares is significantly higher than the book value of Banco Inter Shares payable to those that exercise Withdrawal Rights.

A Banco Inter Shareholder that validly exercises its Withdrawal Right will receive a cash payment in the amount described in the prior paragraph and will not receive Inter & Co Class A Shares, Inter & Co BDRs or Cash Redeemable Shares.

The minutes of the Banco Inter General Meeting will be published in the newspaper in which Banco Inter customarily publishes its notices. On the business day following the Banco Inter General Meeting, Banco Inter expects to disclose a notice to the market issued pursuant to CVM Resolution No. 44 and filed with the CVM (a “Material Fact”) related to the approval of the Merger of Shares. Such publication will constitute your sole notification regarding the commencement of the period to exercise your Withdrawal Rights. If you notify Banco Inter that you wish to exercise your Withdrawal Rights, such request will be irrevocable. Similarly, upon such request you will no longer be able to trade your Banco Inter Shares as they will be acquired or cancelled by Banco Inter upon the payment of the withdrawal consideration.

To exercise its Withdrawal Rights, a Banco Inter Shareholder holding shares in custody with Banco Bradesco S.A., the transfer agent for the Banco Inter Shares, must, during the 30-day period following the publication of the minutes of the Banco Inter General Meeting that approved the Merger of Shares, complete and deliver a form related to the exercise of the withdrawal rights (available at special branches of Banco Bradesco S.A.) together with the required documentation, personally or through an attorney-in-fact. The documents required documents to be delivered with the completed form are:

●	For Individuals: Individual Taxpayers’ Register, Identity Card and current evidence of address (issued within the previous two months).
●	For Legal Entities: National Corporate Taxpayers’ Register, bylaws/articles of association and corresponding amendments, as well as documents related to the partners/legal representatives (act of appointment, Individual Taxpayers’ Register, Identity Card and current evidence of address).

Shareholders represented by attorneys-in-fact must surrender the documents described above and the respective public power of attorney, which shall grant special powers to the attorney-in-fact authorizing him to exercise, on behalf of the grantor, the withdraw rights and request the reimbursement for the shares.

MATERIAL TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations

The following is a summary of U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of the Inter & Co Class A Common Shares or the Inter & Co BDRs by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of the Inter & Co Class A Common Shares or the Inter & Co BDRs. In particular, this summary is directed only to U.S. Holders that hold the Inter & Co Class A Common Shares or the Inter & Co BDRs as capital assets and does not address particular tax consequences that may be applicable to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing the mark to market method of tax accounting, financial institutions, insurance companies, tax-exempt entities, regulated investment companies, real estate investment trusts, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our stock by vote or value, persons holding the Inter & Co Class A Common Shares or the Inter & Co BDRs as part of a hedge, straddle, conversion, constructive sale, integrated transaction or similar transaction, persons owning Class A common shares in connection with a trade or business conducted outside the United States, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of the Inter & Co Class A Common Shares or the Inter & Co BDRs.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of the Inter & Co Class A Common Shares or the Inter & Co BDRs that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such Inter & Co Class A Common Shares or Inter & Co BDRs.

This disclosure assumes that a holder of Inter & Co BDRs will be treated for U.S. federal income tax purposes as the beneficial owner of the underlying Inter & Co Class A Common Shares represented by those BDRs.

Consequences of the Proposed Transaction

While not entirely free from doubt, we expect, and the rest of the disclosure assumes, that for U.S. federal income tax purposes, a U.S. Holder of Banco Inter Shares will be treated as transferring its Banco Inter Shares to Inter & Co in exchange for the consideration in a taxable transaction. Pursuant to this treatment, such U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the exchange and its tax basis in the Banco Inter Shares exchanged, in each case, determined in U.S. dollars. The amount realized on the exchange will be the fair market value of any Inter & Co Class A Common Shares or Inter & Co BDRs, as the case may be, received on the date of exchange, as determined in U.S. dollars, and/or the cash received with respect to the Banco Inter Shares exchanged. In the event that the IRS were to characterize a U.S. Holder’s transfer of Banco Inter Shares to Inter & Co as part of a single integrated transaction including previous transfers of Banco Inter Shares to Inter & Co, a U.S. Holder may not be permitted to recognize loss in connection with such U.S. Holder’s transfer, but may be required to recognize gain to the extent of any cash or the value of any Cash Redeemable Shares received (but not in excess of the total gain realized by such U.S. Holder in connection with the transfer). U.S. Holders should consult their own tax advisors regarding the treatment of the transfer of their Banco Inter Shares to Inter & Co for U.S. federal income tax purposes.

A U.S. Holder will have a tax basis in any Inter & Co Class A Common Shares or Inter & Co BDRs received in the exchange, as the case may be, equal to the fair market value of such Inter & Co Class A Common Shares or Inter & Co BDRs on the date of exchange, and its holding period with respect to such The Inter & Co Class A Common Shares or the Inter & Co BDRs will begin on the day after the date of the exchange.

As a result of recent changes to the foreign tax credit rules, a U.S. Holder is unlikely to be able to claim a credit against its U.S. federal income tax liability for any Brazilian income taxes imposed upon the receipt of the consideration pursuant to the Proposed Transaction. A U.S. Holder may be able to elect to deduct such Brazilian income taxes in computing its taxable income for U.S. federal income tax purposes, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the application of the rules under their particular circumstances and their ability to claim a credit or deduction in respect of any Brazilian income taxes imposed in connection with the Proposed Transaction.

Any cash component of the amount realized will be the U.S. dollar value of the reais calculated by reference to the spot rate on the date of the exchange (or, if the Banco Inter Shares are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). If a U.S. Holder is an accrual basis taxpayer and does not elect to determine the amount realized using the spot exchange rate on the settlement date, such holder will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the exchange and the settlement date. U.S. Holders will have a tax basis in the reais received equal to the U.S. dollar value of the reais received at the spot rate on the settlement date. Any currency gain or loss realized on the settlement date or the subsequent sale, conversion, or other disposition of the reais received for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains. If an accrual basis U.S. Holder does make the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the U.S. Internal Revenue Service, or the IRS. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to reais received in exchange for Banco Inter Shares.

As discussed below under “— Passive Foreign Investment Company Rules,” a U.S. Holder may be subject to additional U.S. federal income taxes and reporting requirements in connection with the exchange of Banco Inter Shares in the Proposed Transaction if Banco Inter was treated as a PFIC at any time during the U.S. Holder’s holding period, unless Banco Inter ceased to be a PFIC and the U.S. Holder made a special purging election. Based on Banco Inter’s financial statements, the composition of Banco Inter’s income and assets and the sources and nature of Banco Inter’s income, we do not believe that Banco Inter was treated as a PFIC for U.S. federal income tax purposes for the 2021 taxable year. U.S. Holders that held Banco Inter shares in the 2020 taxable year or earlier years should consult their own tax advisors regarding Banco Inter’s PFIC status and the application of the PFIC rules under their particular circumstances. In addition, based on Banco Inter’s financial statements and our current expectations regarding the value and nature of Inter & Co’s and Banco Inter’s assets, the sources and nature of Inter & Co’s and Banco Inter’s income, and relevant market and shareholder data, we do not anticipate that Inter &Co or Banco Inter will be treated as a PFIC for the current taxable year.

U.S. Holders should consult their tax advisors regarding the possible application of the PFIC rules to the Proposed Transaction under their particular circumstances, including the consequences to them if Banco Inter was treated as a PFIC in a prior year.

Consequences of the Ownership and Disposition of the Inter & Co Class A Common Shares and the Inter & Co BDRs

Taxation of Distributions

Subject to the discussion below under “— Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to the Inter & Co Class A Common Shares or the Inter & Co BDRs, as the case may be, that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you actually or constructively receive the dividend, in the case of the Inter & Co Class A Common Shares, or the date the depositary actually or constructively receives the dividends, in the case of Inter & Co BDRs, and will not be eligible for the dividends-received deduction allowed to corporations under the Code.

We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

If you are a U.S. Holder of the Inter & Co Class A Common Shares or the Inter & Co BDRs, dividends paid in a currency other than U.S. dollars generally will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you receive the dividends, in the case of the Inter & Co Class A Common Shares, or the date the depositary receives the dividends, in the case of Inter & Co BDRs. Any gain or loss on a subsequent sale, conversion or other disposition of such non-U.S. currency by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States.

Subject to certain exceptions for short-term positions, the U.S. dollar amount of dividends received by an individual with respect to the Inter & Co Class A Common Shares will be subject to taxation at a preferential rate if the dividends give rise to “qualified dividend income.” Dividends paid on the Inter & Co Class A Common Shares will be treated as qualified dividends if:

●	such shares are readily tradable on an established securities market in the United States; and
●	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

Inter & Co Class A Common Shares will be listed on the Nasdaq, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on Banco Inter’s financial statements, our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not believe that we were treated as a PFIC for our 2021 taxable year and we do not anticipate becoming a PFIC for our current taxable year or in the reasonably foreseeable future.. Because Inter & Co BDRs are not listed on a U.S. exchange, dividends received with respect to Inter & Co BDRs may not be treated as qualified dividends. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Dividend distributions with respect to the Inter & Co Class A Common Shares or the Inter & Co BDRs generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. The rules relating to the foreign tax credit or deduction, if elected, are complex and U.S. Holders should consult their own tax advisors concerning their availability in their particular circumstances.

U.S. Holders that receive distributions of additional Inter & Co Class A Common Shares or Inter & Co BDRs, or rights to subscribe for such shares or BDRs, as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions, unless the U.S. Holder has the right to receive cash or property, in which case the U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.

Taxation of Dispositions of the Inter & Co Class A Common Shares and the Inter & Co BDRs

Subject to the discussion below under “— Passive Foreign Investment Company Status,” upon a sale, exchange or other taxable disposition of Inter & Co Class A Common Shares or Inter & Co BDRs, as applicable, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in such shares or BDRs, as determined in U.S. dollars as discussed below. Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the Inter & Co Class A Common Shares or the Inter & Co BDRs have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the Inter & Co Class A Common Shares or the Inter & Co BDRs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors concerning the creditability or deductibility of any non-U.S. tax imposed on the disposition of Class A common shares in their particular circumstances.

If a U.S. Holder sells or otherwise disposes of the Inter & Co Class A Common Shares or the Inter & Co BDRs in exchange for currency other than U.S. dollars, the amount realized generally will be the U.S. dollar value of the currency received at the spot rate in effect on the date of sale or other disposition (or, if such shares or BDRs are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. A U.S. Holder generally will have a tax basis in the currency received equal to the U.S. dollar value of the currency received at the spot rate in effect on the settlement date. Any currency gain or loss realized on the settlement date or the subsequent sale, conversion, or other disposition of the non-U.S. currency received for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains. If an accrual basis U.S. Holder makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS. A U.S. Holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the shares.

Deposits and withdrawals of the Inter & Co Class A Common Shares by U.S. Holders in exchange for the Inter & Co BDRs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

U.S. shareholders of passive foreign investment companies are subject to potentially adverse U.S. federal income tax consequences. In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average value of its assets (generally determined on the basis of a quarterly average) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

Based on Banco Inter’s financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not believe that Inter & Co or Banco Inter was treated as a PFIC for the 2021 taxable year and we do not anticipate that Inter & Co or Banco Inter will be treated as a PFIC for the current taxable year or that Inter & Co will be treated as a PFIC in the reasonably foreseeable future. However, the determination whether a non-U.S. corporation is a PFIC must be made annually after the close of each taxable year based on the facts and circumstances at that time, such as the valuation of its assets, including goodwill and other intangible assets, which may depend on the market price of the non-U.S. corporation’s shares which can be expected to vary from time to time. The determination of our PFIC status also depends on whether and how fast we deploy significant amounts of cash and other liquid assets (including the proceeds from this offering). In addition, although we consider ourselves and Banco Inter to be actively engaged in an active business, certain of Inter & Co’s (and Banco Inter’s) income may be treated as passive income, unless it is eligible for an exception for income derived in the active conduct of a banking business, or the Active Banking Exception, and related assets may be considered passive assets unless the Active Banking Exception applies. We believe that the Active Banking Exception, as interpreted by Treasury regulations, including the Proposed Regulations, should apply to treat such income and related assets as active, but such treatment is not certain. Moreover, while the Proposed Regulations permit taxpayers to rely on them, it is possible that the U.S. Department of the Treasury, or Treasury Department, will not follow the approach of the Proposed Regulations when issuing final regulations, in which case the Active Banking Exception might not apply to our income and it is possible that we could be treated as a PFIC. Accordingly, there can be no assurance that Inter & Co or Banco Inter will not be treated as a PFIC for any taxable year.

If we are a PFIC, and you do not make a mark-to-market election, as described below, you will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us and gain that you recognize on the sale of the Inter & Co Class A Common Shares or the Inter & Co BDRs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period you hold Inter & Co Class A Common Shares or Inter & Co BDRs.

“Excess distributions” (generally, any distributions that you receive in a taxable year that are greater than 125 percent of the average annual distributions that you have received in the preceding three taxable years, or your holding period, if shorter), including gain that you recognize on the sale of the Inter & Co Class A Common Shares or the Inter & Co BDRs. Under these rules (a) the excess distribution or gain will be allocated ratably over your holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of the Inter & Co Class A Common Shares or the Inter & Co BDRs at death.

If a non-U.S. corporation is a PFIC for any taxable year that a U.S. Holder holds its shares (or BDRs), the non-U.S. corporation will continue to be treated as a PFIC with respect to such U.S. Holder’s investment unless (i) the non-U.S. corporation ceases to be a PFIC and (ii) the U.S. Holder makes a special “purging” election under the PFIC rules.

If we are a PFIC and has any direct, and in certain circumstances, indirect subsidiaries that are PFICs (each a “Subsidiary PFIC”), a U.S. Holder will be treated as owning its pro rata share of the stock of each such Subsidiary PFIC and will be subject to the PFIC rules with respect to each such Subsidiary PFIC.

You can avoid the unfavorable rules described in the preceding paragraphs by electing to mark your Inter & Co Class A Common Shares or Inter & Co BDRs to market, provided such shares or BDRs are considered “marketable.” The Inter & Co Class A Common Shares or the Inter & Co BDRs will be marketable if they are regularly traded on certain qualifying U.S. stock exchanges, including the Nasdaq or on a foreign stock exchange that meets certain requirements. If you make this mark-to-market election, you will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of your Inter & Co Class A Common Shares or Inter & Co BDRs at the end of your taxable year over your basis in those shares or BDRs. If at the end of your taxable year, your basis in the Inter & Co Class A Common Shares or the Inter & Co BDRs exceeds their fair market value, you will be entitled to deduct the excess as an ordinary loss, but only to the extent of your net mark-to-market gains from previous years. Your adjusted tax basis in the Inter & Co Class A Common Shares or the Inter & Co BDRs will be adjusted to reflect any income or loss recognized under these rules. In addition, any gain you recognize upon the sale of your Inter & Co Class A Common Shares or the Inter & Co BDRs will be taxed as ordinary income in the year of sale and any loss will be treated as an ordinary loss to the extent of your net mark-to-market gains from previous years.

A mark-to-market election, as described above, cannot generally be made for any Subsidiary PFICs. Consequently, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by Inter & Co that are treated as Subsidiary PFICs for U.S. federal income tax purposes.

The Inter & Co Class A Common Shares or the Inter & Co BDRs, as applicable, will be considered to be regularly traded (i) during the current calendar year if they are traded, other than in de minimis quantities, on at least 1/6 of the days remaining in the quarter in which the offering occurs, and on at least 15 days during each remaining quarter of the calendar year; and (ii) during any other calendar year if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

Once made, a mark-to-market election cannot be revoked without the consent of the IRS unless the shares cease to be marketable.

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Foreign Account Tax Compliance Act

Under sections 1471 through 1474 of the Code, Treasury regulations promulgated thereunder, intergovernmental agreements entered into between the United States and other countries and implementing laws in respect of the foregoing (often referred to as the “Foreign Account Tax Compliance Act” or “FATCA”), investors in the Inter & Co Class A Common Shares or the Inter & Co BDRs may be required to provide substantial information regarding their identities as well of that of their direct and indirect owners and this information may be reported to the IRS or other relevant tax authorities. In addition, it is possible that “passthru payments,” as defined under FATCA, on the Inter & Co Class A Common Shares or the Inter & Co BDRs may be subject to a withholding tax of 30%. Regulations implementing this rule have not yet been adopted or proposed and the IRS has indicated that any such regulations would not be effective for payments made prior to two years after the date on which final regulations on this issue are published. Holders of the Inter & Co Class A Common Shares or the Inter & Co BDRs should consult their own tax advisors to obtain a more detailed explanation of FATCA and to learn how FATCA might affect each holder in its particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the Inter & Co Class A Common Shares or the Inter & Co BDRs to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.

A holder that is not a U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Material Brazilian Tax Considerations

The Proposed Transaction

Capital Gains

According to Brazilian tax rules, gains on the disposition of assets located in Brazil by a holder who resides in Brazil (a “Brazilian Holder”) or by a holder deemed to not be domiciled in Brazil for Brazilian tax purposes (a “Non-Brazilian Holder”) are subject to Brazilian taxation.

The Merger of Shares (incorporação de ações) of Banco Inter Shares into HoldFin and the subsequent redemption of HoldFin Redeemable Shares may trigger the recognition of gains subject to taxation in Brazil, corresponding to a positive difference between the disposal value of the shares and its respective acquisition cost (basis). The applicable tax rates would depend on the type, domicile and regime of the corresponding holder (such as the special tax regime currently ruled by Resolution No. 4,373/2014), including the liability for collection (and potential withholding of income tax by HoldFin).

●	Brazilian Resident Investors. Potential gains earned by a Brazilian Holder, including individuals and legal entities, investment funds or other entities, may be subject to income tax and other taxes as a result of the Proposed Transaction, in accordance with the legal and regulatory rules applicable to each category of investor. Such investors should consult their advisors on the applicable taxation and shall be solely responsible for taxes payment due, if any.
●	Non-Resident Investors: HoldFin is required to withhold taxes due with respect to capital gains from Non-Brazilian Holders, in accordance with the legal and regulatory rules applicable to each investor, as described below. The capital gain will correspond to the positive difference, if any, between (i) the cash payment received in connection with the redemption of Cash Redeemable Shares (for Banco Inter Shareholders that elect to receive Cash Redeemable Shares) or the book value of Banco Inter Shares contributed into HoldFin as part of the Merger of Shares (for Banco Inter Shareholders that elect to receive Inter & Co BDRs); and (ii) the acquisition cost of the Banco Inter Shares. The capital gains tax withheld and collected by HoldFin will be deducted from the amount due to such shareholders.

In connection with the Proposed Transaction, HoldFin may be required to withhold Brazilian capital gain taxes due by certain non-Brazilian Banco Inter Shareholders that hold their investment under the special tax regime of CMN Resolution No. 4,373/2014.

●	In order to enable the calculation of any capital gain, Non-Brazilian Holders must deliver electronically to HoldFin certain information about the acquisition cost of the Inter shares such Non- Brazilian Holder holds, as well as their tax residence. HoldFin will use the information provided to it to calculate the capital gain taxes it is required to withhold, and the Inter Shareholders will be responsible for the veracity of such information.
●	Such information must be provided after the Banco Inter General Meeting, in accordance with the procedures that we will publicly announced prior to the date of the Banco Inter General Meeting. The information that need be delivered to HoldFin will be available notice of the Banco Inter General Meeting and/or in the documents relating thereto and also at Banco Inter’s Investor Relations website (ri@bancointer.com.br). If HoldFin determines based on such information that withholding will be required, or if such 4,373 Holder fails to provide such information: (a) any amount required to be withheld by HoldFin will be deducted from the cash payment made in connection with the redemption of the Cash Redeemable Shares held by such 4,373 Holder, and (b) with respect to a 4,373 Holder that elects to receive Inter & Co BDRs, a portion of the Banco Inter Shares held by such 4,373 Holder will be converted into Cash Redeemable Shares, in an amount sufficient to generate a cash redemption payment sufficient to cover any required tax withholding, and HoldFin will retain such amount.

HoldFin, pursuant to the provisions of the legislation and regulations of the Brazilian Internal Revenue Service: (i) will consider equal to zero the acquisition cost for non-resident Inter Shareholders who fail to deliver the appropriate information to HoldFin as indicated above; and (ii) will apply the 25% tax rate on the gains of Non-Brazilian Holders who within the same deadlines fail to inform their country or dependency of residence or tax domicile. Neither Banco Inter, HoldFin or Inter & Co will be liable, under any circumstances, to Non-Brazilian Holders for any adjustment or refund of any amount paid in excess of that provided.

The income tax rate applicable to Non-Brazilian Holder generally vary from 15% to 22.5% or may be a flat rate of 25% in case of a Non-Brazilian Holder resident of or domiciled in a “No Taxation or Low Taxation Jurisdiction” (as defined pursuant to Brazilian law). The income tax rate for a Brazilian Holder may vary widely, for example, from 15% to 22.5% for individuals, or 34% for Brazilian companies not qualified as financial institutions. Law No. 13,259/16 currently provides the following rates: (i) 15% for the part of the gain that does not exceed R$5 million, (ii) 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the part of the gain that exceeds R$10 million but does not exceed R$30 million and (iv) 22.5% for the part of the gain that exceeds R$30 million.

The Brazilian House of Representatives approved in September 2021 a first bill of Tax Reform. This bill of law is subject to approval by the Brazilian Senate and sanction of the Brazilian President. If the bill of Tax Reform is approved and sanctioned in 2022, new income tax rules to be in force as of 2023.

The terms of the Tax Reform and their impact on Inter & Co will not be known until the final version of the Tax Reform is approved by Congress and sanctioned by the Brazilian President, if that ever happens.

Due to the complexity of the Proposed Transaction and the detailed analysis and procedures relating to the tax treatment that may apply to Brazilian Holders and Non-Brazilian Holders, including the application of potential tax exemptions, we advise such investors to consult their own lawyers and tax advisors for specific advice regarding their particular situation with respect to the Proposed Transaction.

Discussion of “No Taxation or Low Taxation Jurisdictions”

Brazilian tax rules set forth different concepts of “No Taxation or Low Taxation Jurisdictions” and “privileged tax regimes,” which may impact the tax treatment applicable to Non-Brazilian Holders. Nevertheless, on June 7, 2010, the Brazilian Tax Authorities enacted Normative Ruling No. 1,037, as amended, listing (i) the countries and jurisdictions considered to be “No Taxation or Low Taxation Jurisdictions” and (ii) the privileged tax regimes.

Accordingly, we recommend that prospective investors consult their own tax advisors for a more thorough analysis of whether they could face any possible tax consequences from a potential characterization of a “No Taxation or Low Taxation Jurisdiction” or a “privileged tax regime.”

Investment in Inter & Co Class A Common Shares and Inter & Co BDRs

This section describes the main tax implications in Brazil for holders of Inter & Co Class A Common Shares and Inter & Co BDRs (owned by Brazilian Holders)

Taking into consideration the peculiarities concerning the tax treatment that may apply to Brazilian Holders and Non-Brazilian Holders, we advise such investors to consult their own lawyers and tax advisors for specific advice regarding their particular situation.

Non-Brazilian Holder of Inter & Co Class A Common Shares

Dividends and Other Income

Dividends or other similar income arising from Inter & Co Class A Common Shares and paid by Inter & Co should not be subject to income tax in Brazil when paid in favor of a Non-Brazilian Holder.

Gains

According to Law No. 10,833/03, dated December 29, 2003, gains assessed on the sale or other disposition of assets located in Brazil are generally subject to income tax in Brazil, regardless of whether the sale or disposition is made by a Non-Brazilian Holder, to a resident or person domiciled in Brazil or to a non-resident.

As a general rule, gains realized as a result of a disposition or sale transaction are determined by the positive difference between the amount realized on the disposition or sale of the relevant common shares and their acquisition cost. It is unclear whether the capital gain realized by a Non-Resident Holder on a sale or disposition of shares in Brazil is to be determined in foreign or in local currency (the tax authorities clearly take the position that it has to be determined in local currency, but this position is debatable).

Regardless of potential discussions regarding the indirect sale of Brazilian assets, Inter & Co Class A Common Shares should, in principle, not be treated as an asset located in Brazil and therefore, their disposal should not generate income tax in Brazil.

Brazilian Holder of Inter & Co Class A Common Shares or Inter & Co BDRs

Dividends and Other Income

Dividends or other similar income arising from Inter & Co Class A Common Shares and Inter & Co BDRs earned by Brazilian Holders are subject to income tax in accordance with applicable rules for investments held outside Brazil, including (i) Individuals Income Tax, or IRPF, at progressive rates up to 27.5%, and (ii) Corporate Income Taxes -Corporate Income Tax (Imposto de Renda Pessoa Jurídica, or IRPJ) and the Social Contribution on Net Income tax (Contribuição Social Sobre o Lucro Líquido or “CSLL”)- at a combined rate of 34% in the case of Inter & Co Class A Common Shares and Inter & Co BDRs held by legal entities domiciled in Brazil (potential impacts of Brazilian CFC Regime ruled by Law N. 12.973/2014 should be carefully evaluated by this type of investors). In the case of legal entities domiciled in Brazil, dividends or other similar income arising from Class A Common Shares and BDRs may be also subject to taxes on gross revenues (PIS/Cofins) up to a combined rate of 9.25%.

Gains on the sale of Inter & Co Class A Common Shares

Gains assessed by Brazilian Holder deriving from the direct sale of Inter & Co Class A Common Shares are subject, as a general rule, to taxation in Brazil depending on the legal nature of such Brazilian Holder, including (i) IRPF at rates varying from 15% up to 22.5% in case of individuals resident in Brazil (please refer to the exemption rule below), and (ii) IRPJ and CSLL at a combined 34% in case of Inter & Co Class A Common Shares held by legal entities domiciled in Brazil. Depending on the nature of the investment for the legal entity, potential taxes on gross revenue (PIS/Cofins) may also be imposed.

Brazilian tax laws provide that gains deriving from the sale of assets in which the total sale value does not exceed R$35,000.00 in one month are exempted from income taxation. This exemption rule is specifically applicable to sales performed by individual’s resident in Brazil. Brazilian tax authorities issued Consultation Procedure COSIT N. 320/2017 ruling, under a formal and binding approach, that this exemption rule should be applicable to the sale of stocks abroad such as Inter & Co Class A Common Shares.

Gains on the sale of Gains on the sale of Inter & Co BDRs

Gains assessed on the disposal of Inter & Co BDRs are subject to taxation in Brazil. In case of individuals resident in Brazil, the sale of Inter & Co BDRs performed on the Brazilian stock exchange should have the same tax treatment applicable to the sale of stocks, which are subject, as a rule, to income tax imposed at a 15% flat rate (and not progressive rates from 15% to 22,5%) on gains (positive difference between the acquisition cost and disposal price supported by proper and reliable document).

Brazilian legislation is not clear regarding the application of exemptions rules to such transaction performed on the stock exchange such as (i) gains assessed on the sale of Brazilian stocks in which the total sale value does not exceed R$20,000.00 in one month; or (ii) gains deriving from the sale of assets in which the total sale value does not exceed R$35,000.00 in one month. Since the legislation is not clear and due to the lack of specific precedents on the matter, we strongly recommend that each investor consult its own tax advisor regarding this controversy, who can provide specific advice regarding their particular situation on any exemption or peculiarity possibly applicable in disposal of BDRs in Brazil.

If Brazilian Holder decides to dispose BDRs in Brazil and considering that this disposal is carried out on the stock exchange or on the OTC market, this transaction may be subject to withholding tax at a rate of 0.005% on its corresponding disposal amount. In this case, the withholding tax paid can be offset with the income tax.

Gains assessed by legal entities domiciled in Brazil are subject, as rule, to IRPJ/CSLL at a combined 34% rate. taxes on gross revenue (PIS/Cofins) may also be imposed depending on the nature and accounting treatment of recognized revenues.

IOF/FX

Conversions of Brazilian currency into foreign currency and foreign currency into Brazilian currency are subject to a tax on foreign exchange, or IOF/FX. As a rule, a Brazilian Holder may be subject to IOF/FX currently at a rate of 0.38%, including in the case of currency conversions in connection with the inflow of dividends or proceeds related to the sale of Inter & Co Class A Common Shares. The Brazilian Government is permitted to increase the rate of the IOF/FX at any time, up to 25% of the amount of the foreign exchange transaction. However, any increase in rates may only apply to transactions carried out after this increase in rate and not retroactively.

Other Brazilian Taxes

Brazilian inheritance, gift or succession taxes might apply on the ownership, transfer or disposition of Inter & Co Class A Common Shares by a Brazilian Holder, depending on the rules imposed by certain Brazilian states. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of Inter & Co Class A Common Shares or Inter & Co BDRs.

Offsetting of Taxes Potentially Withheld Abroad

We advise any Brazilian Holder to consult their own lawyers and tax advisors regarding the viability of offsetting Brazil taxes potentially withheld abroad because of the ownership and transactions involving Inter & Co Class A Common Shares and Inter & Co BDRs.

INFORMATION ABOUT INTER & CO

Inter & Co, Inc. (previously named Inter Platform, Inc.) is currently a holding company through which Costellis International Limited (a vehicle controlled by our controlling shareholder) and Hottaire International Limited (a vehicle of one of our founders) hold their Banco Inter Shares. As of the date of this prospectus, Inter & Co does not own any material assets other than its shares of HoldFin, and HoldFin does not hold any material assets other than Banco Inter Shares. Neither Inter & Co nor HoldFin has any material liability or contingency. Therefore, the business of Inter & Co and its consolidated subsidiaries is the same as the business of Banco Inter and will remain the same immediately following the Proposed Transaction. Inter & Co was incorporated on January 26, 2021 as an exempted company with limited liability in the Cayman

Islands. Inter & Co’s principal executive office is located at Avenida Barbacena, No. 1.219, 22nd floor, Belo Horizonte, Brazil 30190-131.

If the Proposed Transaction is concluded, the same shareholders of Banco Inter will become shareholders of Inter & Co, except for the shareholders that exercise Withdrawal Rights or validly elect to receive Cash Redeemable Shares. Upon conclusion of the Proposed Transaction, Inter & Co will have up to 429,767,274 common shares issued and outstanding. Those common shares will be divided into:

●	312,730,169 Class A Common Shares and 117,037,105 Class B Common Shares, assuming that no Eligible Shareholder elects to receive Cash Redeemable Shares; or
●	283,500,478 Class A Common Shares and 117,037,105 Class B Common Shares, Assuming that Eligible Shareholders elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold.

All Inter & Co Class B Common Shares will be held by Banco Inter controlling shareholder. Inter & Co may issue additional Class A Common Shares to fund the payment of the Cash Redemption Price.

INFORMATION ABOUT BANCO INTER

For the purposes of this section, references to the “Company,” “we,” “us” and “our” refer to Banco Inter and its consolidated subsidiaries.

Introduction

Banco Inter S.A. was incorporated as a corporation (sociedade por ações) in the Federative Republic of Brazil on September 16, 1994. Banco Inter’s common shares, preferred shares and units (comprising two preferred shares and one common share) are listed on B3’s Nível 2 segment under the symbols “BIDI3,” “BIDI4” and “BIDI11,” respectively. Banco Inter’s shares and units have not been subject to any significant trading suspensions in the prior three years. Its principal executive office is located at Avenida Barbacena, No. 1.219, 22nd floor, Belo Horizonte — MG, Brazil 30190-131. Its investor relations office can be reached at ri@bancointer.com.br and its website address is ri.bancointer.com.br. The information contained on, or accessible through, such website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus. See “Summary of Consolidated Financial Information and Other Data,” and “Information About Banco Inter.”

Our mission is to bring the breadth of possibilities of the offline world to the palm of our customer’s hands, with the convenience and scalability of a digital native mobile experience.

We began our Inter journey as a regional neobank, which is a financial institution that operates exclusively online, without a physical branch network. We were attracted to a market that we believed was ripe for disruption given the lack of focus on what truly mattered: the customer. This market has a high degree of market concentration among incumbents in the Brazilian financial industry. We believe that these incumbents have significant legacy infrastructures, which hinder their ability to build and deploy technology to reduce costs and enable the creation of an architecture scalable enough to serve the full extent of the addressable market.

We have quickly understood that consumers generally seek a singular online experience to digitally solve their daily complexities, from paying bills in a fully digital format to buying daily essentials through an integrated e-commerce solution. With the strategic motivation of satisfying these customers, we have built our Super-App, which we believe is the most comprehensive mobile application globally by breadth of services. Our Super-App allows our customers to capitalize on the full extent of our technology to solve many of their daily financial and non-financial needs, transcending financial services into e-commerce and broader internet-related solutions across our six ecosystem verticals, which interact in highly synergistic and self- reinforcing fashion. Our six ecosystem verticals are:

●	Banking, which offers a fully-digital account that allow customers to pay bills, spend on and offline, transfer cash, amongst other features.
●	Credit, which enables select customers to fund their life ambitions.
●	E-commerce & on-demand services platform, which brings an ever-growing set of products and on- demand services to our customers.
●	Investments, which offers an open marketplace for investments that helps and inspires a growing number of our customers to invest for their future.
●	Insurance brokerage, which enables our customers to purchase protection from unexpected events.
●	Cross-border services, which proposes to create a global mobile application by leveraging on the experience we acquired by creating our Super-App and which the acquisition of USEND will serve as our stepping stone.

We strive to deliver this ever-growing immersive digital experience to our customers, through a concept that we refer to as “Everything, Everywhere.”

Our Products and Solutions

The Super-App is our digital native ecosystem with two overarching strategic principles, which drive our motivation on how to best serve our customers: (i) crafting our customers the ability to intuitively navigate our digital ecosystem to find “Everything,

Everywhere,” (ii) obtaining a diversified and predictable revenue stream, which is highly transparent, and aligned to deliver the most value to our customers. This results in our ability to capture our customers “digital attention” throughout the day, as they interact with our myriad of products and services, forming an organic and symbiotic relationship.

We have built a rapidly growing ecosystem of intertwined financial and non-financial services and products, which we designed to allow customers to solve many of their daily needs in one Super-App. Since our initial public offering in Brazil, we have launched new product functionalities and services, an effort that is powered by over 1,300 technology focused team members.

Our corporate agility and technological capabilities have enabled us to perform a full cycle of product development in a very short timeframe. With the extensive use of data, our employees are able to quickly measure the results of our product launches, getting quick feedback from our customer base, reassessing the potential of the product, making improvements and focusing our resources to deliver the best solutions to our customers. Our overarching strategic principle as it pertains to new product launches encapsulates creating opportunities for significant upside optionality from a monetization perspective, with very limited initial capital deployment and no interference in our existing, highly curated and intuitive customer journey. This process also enables us to enter in many verticals, basing our decisions on extensive data which support attractiveness of an opportunity prior to capital allocation and scaling.

Our product launching capabilities and speed to market is enabled by an entrepreneurial team and our access to modern cloud-based tech-stack backed by a modular architecture that enables our approach of continuously expanding our products and services to flourish. Our application layer is composed of over 2,600 microservices in a modern, decoupled and cloud-native architecture enabling agility, security and scalability to foster our business avenues. As we develop and launch new products, we only need to add new microservices and plug in to the current infrastructure, without rebuilding the existing one. This modularity was a critical part of what allowed Inter expand into the six verticals with the agility of a plug-and-play model and will continue playing an important role on our journey. Since our Super-App launch in 2015, we had a total 125 features and a total of 2,676 deployment of updates to our Super-App.

Currently, we divide our ecosystem in six verticals which drive engagement, customer retention and maximize our long-term unit economics.

Banking

When we conceived our foundational product, millions of customers in Brazil were unbanked or poorly served by legacy financial institutions. This is still the case, but we believe we have been a catalyzer and one of the key contributors to the democratization of transparent financial services in Brazil over the last five years.

Our solution provides customers, with a tech enabled digital account for individuals and small businesses, empowering them to access a wide range of useful products, including bill payments, transfers, withdrawals, debit cards, instant payments, or PIX, pre-paid mobile recharge credits, among others.

We believe that these features accelerate financial freedom to our customers. This because our customers are able to use their digital accounts to build an online transaction and credit history. These enable access to other services in our ecosystem, such as pre-approved credit limits, Buy-Now-Pay-Later within our e-commerce vertical, which drives engagement, customer life-time value and ultimately our full profitability potential.

Our digital native, customer-centric culture allowed us to deliver these services with a highly differentiated user experience, as evidenced by our NPS of 83 points in December 2021, and, in 2021, we had over 1.5 billion logins in our Super-App and over 8.8 million active customers.

We have managed to develop a truly global payments platform combining a fully digital backbone with integration with other payments platforms.

In addition to our role as a card issuer, we also have a 45% equity stake, since 2020, in a payments company with focus on credit card acquiring, called Granito. Founded in 2015, Granito operates in the credit card acquiring sector, developing customized products for its customers. This acquisition aimed to enhance the experience of business account holders, who will have an even more complete offer of products and services and strengthen Inter Shop.

Our uniquely built payments ecosystem is translated into our numbers. In the fourth quarter of 2021, 5.4 million different credit and debit cards we issued were used to make purchases or payments, an 83% growth compared to the same quarter of 2020.

Credit

The wealth of data we are able to garner from our customers across the aforementioned verticals has powered our ability to get to know our customer very well, albeit in a digitally and data-enabled fashion. Additionally, we believe the strength of our primary digital banking customer relationship generates a strong competitive advantage in enabling us to grow our portfolio and extract optimized risk-adjusted lending decisions and return profiles.

Our product lines within this vertical include real estate, SME, payroll, and credit card. Our loan portfolio has reached R$17.2 billion as of December 31, 2021, representing a 96% growth compared to December 31, 2020 and a 260% growth since December 31, 2019.

Our credit growth was sustainable with a significant improvement of credit quality over time, with our NPL over 90 days staying at 3.0% as of December 31, 2021, and our coverage ratio (the ratio between our provisions and NPLs over 90 days) reaching 131% on the same date.

E-commerce and on-demand services platform

In November 2019, we launched our e-commerce and on-demand services platform. Our initial vision for the e-commerce offering stemmed from our desire to continue increasing our ability to leverage on our primary banking relationship status to improve our ability to garner customer attention, frequency, recurrence and bundling.

Since then, our e-commerce has grown to offer other on-demand services and delivered R$3.5 billion in our gross merchandise value, or GMV, in 2021, representing a 201% increase compared to the year ended December 31, 2020. This figure is particularly relevant given the size of the Brazilian e-commerce market, which was R$125.9 billion in 2020, according to Euromonitor.

Our relevance in the market from a GMV standpoint enables us to generate significant revenues from bringing customers and sellers together, and such revenues can be used to boost our margins or to provide customers with cashback to increase engagement and retention.

The integrated e-commerce & on-demand services platform experience allows us to maximize the array of potential offerings to our customers. For example, we can offer our customers differentiated BNPL payment options in a closed-loop channel, which drives margin and enhances returns. We can also use the e-commerce & on-demand services platform vertical to provide customers with incentives to save and fund our balance sheet via deposits.

Since having launched our integrated e-commerce & on-demand services experience, we have enhanced this vertical to become what we believe to be a very broad internet hub offering customers digital arcade gaming, gift cards, travel & leisure, food delivery, restaurant loyalty subscriptions, mobile connectivity, cash back on gas refueling, among others. We have also leveraged our cashback policies to boost our growth, attracting new customers and enhancing the adoption of Intershop by current banking customers.

Investments

Inter Invest was conceived as an all-in-one platform to offer a complete range of solutions and products in our distribution channel.

Our investment platform in Brazil offers customers the ability to invest in over 400 investment funds from 140 different asset managers, including fixed-income funds, mutual funds, top-tier hedge funds, direct investments in bonds and stocks. Additionally, through our Super-App we enable our customers to seamlessly access Apex’s platform, which allows our customers to open an account with Apex and access a stock trading platform provided by Apex for investments in the United States in selected stock exchanges (currently Nasdaq and NYSE) within our Super-App. This feature allows customers to further diversify their risk into stocks in the United States and allocation strategies via the Apex platform.

Education in the form of research and community engagement is a core part of our experience, as many of our customers are first-time investors and require educational information and suggestions about optimal investment portfolio allocation.

As of December 31, 2021 we had 2.0 million active customers in our Investments vertical, representing more than 60% growth since December 31, 2020 and a penetration, defined as active investment customers divided by total customers, of 11.9% — which highlights the growth potential of the segment even within our own current customer base. In terms of AUC, as of December 31, 2021, we have reached R$56.9 billion, corresponding to a 29.2% growth compared to December 31, 2020, with R$5,890 in average holdings per active customer as of December 31, 2021.

In addition to offering customers a wide range of investment alternatives, in a transparent and low-cost format, this vertical stimulates cross-selling and helps us to achieve the position of primary bank of choice for our customers, leading to more frequency, higher retention and lower churn over time.

One example of the synergistic aspects of this vertical can be seen in how we incentivize customers to build their investment portfolios within our ecosystem, by providing active customers with unique credit card products, which leads to better engagement and average revenue per customer.

All our initiatives and strong efforts on Inter Invest were well recognized: we’ve been elected the Best Digital Brokerage in Brazil by iBest in 2021. And we will keep developing new solutions to support our customers in their investments needs, aiming to continuously increase the penetration of investors over time.

Furthermore, revenue from our investment platform grows consistently as we add new functionalities and products with the aim of becoming the most complete investments platform in Brazil, being the only one with a hosted international stock trading platform, structured products, trading robots and many other features directly available in the Super-App.

Insurance Brokerage

Supplementing our core digital banking offerings, we also offer, as a broker, an in-app insurance product suite (Inter Seguros) focused on low complexity and high recurrence products at the same time as offering a complete portfolio and without assuming underwriting risks.

Inter Seguros acts as an insurance broker in Brazil for 18 different insurance solutions tailored to each specific customer journey while offering an integrated experience. By continuously monitoring customer transactions and data, we frequently reassess our current portfolio and include new products.

Auto
Auto to 3rd parties
Card insurance
Home micro assurance and assistance
Credit
Travel
Family micro assurance and assistance
Home
Income insurance
Pension plan
Consortium
Dental

We continue enhancing our insurance platform and transforming the way our customers engage with financial services by removing transaction costs at each transaction journey that our customers take with us such as embedding a gadget insurance in an Inter Shop purchase or embedding a travel insurance in an Inter Travel sale (Inter Travel is our platform to sell airline tickets).

Besides our current insurance products, Inter Insurance also provides a platform for health and wellness products. This wellness platform already offers solutions such as dental and health plans, and we also expect to launch a telemedicine solution.

In fact, we have experienced an increased penetration of cross-sell within this product line, which has allowed us to continue to grow our customer lifetime value, while benefiting from increased cost scaling across our platform. The revenues of Inter Seguros in 2021 were more than 4.2 times its revenues in 2019. We were also able to increase the number of active customers in our insurance vertical to approximately 839 thousand on December 31, 2021 from 255 thousand and 53 thousand on December 31, 2020 and 2019, respectively.

We have also established important partnerships with Liberty Seguros and Sompo Seguros to offer their products, some of them with exclusivity agreements for 15 years. We have also partnered with Wiz — which has a 40% stake in Inter Seguros to boost our insurance distribution platform. We strongly believe that our insurance platform will be an important source of diversified and long-term revenue stream over the next years, with other solutions and growth levers being developed over time.

Cross-border services

With our comprehensive Super-App, we see an immense opportunity to leverage on everything that we learned and delivered throughout our journey in Brazil into other regions of the world. In January 2022, we acquired USEND, a remittance platform and global digital account with almost 150,000 customers, in order to accelerate our expansion plan and to be the stepping stone of our global strategy.

USEND is an U.S.-based company with experience in the foreign exchange and financial services, offering, among other products, a digital global account solution for carrying out money transfers between countries. USEND also has licenses to act as a money transmitter in more than 40 U.S. States, and offer U.S. residents services such as digital wallet, debit card, bill payment, among others.

We plan to use USEND as a stepping stone to our financial activities in the United States, expanding the offer of financial and non-financial products for both U.S. residents and its Brazilian customers, integrating USEND’s solutions to our platform.

We have already integrated USEND with GO Inter, our U.S. e-commerce and on-demand services platform that has over 100 international brands, as a first step to take our Super-App experience into the United States. USEND customers will now be also able to use their balances to shop in eleven categories of consumer goods, which we believe should increase user engagement and create momentum for growth in the United States.

Competitive Strengths

Our value proposition to provide high quality solutions and a unique experience to our customers through our digital ecosystem establishes multiple competitive strengths. Such competitive strengths are also supported by our balance sheet and a decade-long track record of financial services experience. We believe this unique combination of agility and capital management places us in a singular position in the market, which we believe is hard to be challenged by pure-play digital banks or traditional banks.

With the solidity of a bank, more than 25 years of history, and the innovation of a fintech, we believe we are able to fulfill all of our customers’ day-to-day banking needs as well as offer non-financial products and services within our Super-App. This strategy eliminates the need for physical branches and allows us to achieve broad national coverage with low operational costs — we are present in substantially all cities in Brazil. Without fees, bureaucracy or complicated technical language, we provide a complete digital platform and create long-lasting, win-win, relationship with our customers.

Everything, everywhere: the power of our comprehensive Super-App with diversified revenue stream

This model has allowed us to deliver exciting growth results and milestones, as described below:

●	Track-record of Growth: Since 2018, we have grown continuously. Our revenue grew by 119.7% in 2021, to R$2,221.8 million from R$1,011.5 million in 2020. This represents an 119% CAGR in the two- year period ended December 31, 2021. Meanwhile our total number of customers reached 16.3 million as of December 31, 2021, a growth of approximately 93% compared to December 31, 2020. This growth has been powered by an increasingly active customer base. As of December 31, 2021, we had 8.8 million active customers, equivalent to 54% of the total customer base.
●	Engaged Customer Relationships: We believe that the breadth of services and product lines has enabled us to form a symbiotic relationship with our customer base, transcending financial services and permeating the most fundamental aspects of our customers’ daily lives. In the last quarter of 2021, our active customers consumed an average of 3.44 products, compared to 3.06 in the last quarter of 2020. The range of services we offer also allows us to capture a larger proportion of our customer’s screen time compared to purely financial neobanks. During 2021 our average customer spent an average of 13 minutes per week logged into our ecosystem, representing a 14% growth compared to 2019. Such engagement improves organic attraction through recommendations from existing customers, which provide scale gains and benefits our customer acquisition costs.
●	Resiliency in Revenue Diversification: We believe that our strategy of launching and scaling our comprehensive Super-App has led to several benefits. In addition to allowing our customers to easily solve their daily financial needs within our ecosystem, this strategy also creates an increasingly diversified revenue stream comprised of non-financial revenue, financial fee-based revenue and interest- based revenue. We believe this diversified stream of revenues enables us to source more additional growth avenues while providing us with a more defensive business model.

We combine the strengths of a multi-service bank with the agility and efficiency of digital banks

We benefit from a full-fledged banking license in Brazil, as opposed to other more restrictive licenses provided in Brazilian banking regulation to most other neobanks and fintech payment institutions, which are less regulated service providers allowed to issue credit cards and provide wallet functionalities, but are not allowed to leverage customer’s deposits. This allows us to collect deposits, which can be used to fund our balance sheet growth at competitive costs of capital. We believe this competitive edge has allowed us to become the primary bank of choice to 45% of our customers in the last quarter of 2021, based in our customers’ responses to a research conducted through our app. Our demand deposits grew 48% in 2021, to R$9.9 billion as of December 31, 2021 from R$6.7 billion as of December 31, 2020.

In parallel, our digital backbone allows us to have an efficient, agile and scalable business model, with capillarity among regions and customer profiles, great distribution power without high physical structure costs, and flexibility to handle significant growth in customers, products and service offerings. We believe such digital architecture combined with a large total customer base allow us to test and launch new products in a swift and low-cost manner, allowing us to efficiently assess new products’ feasibility and quickly discontinue projects if results are sub-optimal. This capability serves as a unique, low-cost option available for us to validate product-to-market fit of new solutions.

Regulatory knowledge and full banking capabilities

Our status as a full-fledged banking institution in Brazil since 2008 enhances our commitment toward regulatory compliance and risk procedures. In fact, we believe our banking license, approach to risk management and capital adequacy differentiate us from competitors who operate under a limited licensing framework, and permit us to offer a wider range of products and services in a safe environment to customers. These factors also allow us to leverage our demand deposits to fund our operations and credit. We have experience operating being subject to the Brazilian financial and regulatory system, which can be complex and is constantly evolving, while maintaining our focus on innovation.

Our Subsidiaries and Key Investees

Inter Seguros

Inter Seguros operates in various types of insurance brokerage through a specialized and structured team to serve several business sectors, including, but not limited to: corporate insurance, digital insurance and bank insurance. We have a 60% equity stake in Inter Seguros. The remaining 40% is held by Wiz.

Inter Seguros’ main focus is on the commercialization of insurance through our digital platform, offering the sale of insurance in support of the real estate and corporate business as agent, in addition to the other branches of insurance commercialized through the mobile application and internet banking.

Inter DTVM

Inter DTVM is a securities distributor and funds administrator, established in August 2013, licensed by the CVM, which allows us and our subsidiaries to operate a digital platform in the investment market. The Central Bank authorized Inter DTVM to operate as a distributor of securities on November 20, 2013, having effectively started operations on the same date. The main activities of Inter DTVM are fiduciary management, asset management, distribution of investment products, controlling, custody, bookkeeping, and public offerings.

Inter Asset (formerly DLM)

Inter Asset is an asset manager that operates with investment funds, private wealth management, managing investment funds and private pension plans. Inter Asset’s purpose is to manage (i) securities portfolios and resources for third parties; and (ii) investment funds in general in the financial and securities market. We indirectly hold approximately 70% of Inter Asset through Asset Holding (formerly Matriz).

Inter Shop

Inter Shop’s objectives includes, among other activities, sales promotion of non-financial products and services through partnerships available in our app. The sales experience and connection with our commercial partners occurs in three ways: (i) Gift Cards, (ii) Affiliates and (iii) End-to-end. The first is the sale of prepaid cards from physical stores and/or online within the Inter application, for their use in the partner store’s purchasing environment. In the second partnership model, Inter’s customer searches in our Super- App for the e-commerce page of the store from which they want to make a purchase and the customer is then redirected to the website of the selected store (not hosted within our Super-App). The latter model involves building the entire customer purchase experience within the Inter application.

Inter Shop also operates a coffee shop in Belo Horizonte through its subsidiary Inter Café Ltda. (“Inter Café”), an online retailer that sells Inter branded products (such as Interpig Safe, notebooks, cup, bottle, slipper) through its subsidiary Inter Boutiques Ltda. (“Inter Store”) and a food vertical through its subsidiary Inter Food S.A. (“Inter Food”).

Granito

On March 5, 2021, we acquired a 45% equity stake in Granito, a company that operates in the card acquirer segment, developing products customized to its customers. Our investment in Granito is part of our strategy of acquiring or investing in innovative companies with a technology focus. Granito operates as a credit card acquirer, developing customized products for its customers, which enhances the experience of corporate account holders who will have access to a wider range of products and services. We hold a 45% equity stake in Granito, which was approved by the Central Bank on February 5, 2021.

Meu Acerto

On February 12, 2021, we acquired a 60% equity stake in Meu Acerto. Meu Acerto operates using a “winback” model (that is, a strategy to bring the customer back), which comprises the core of our customer retention strategy. Meu Acerto’s founders (who are also Meu Acerto’s executives) hold the remainder of Meu Acerto’s capital stock.

IM Designs

On July 1, 2021, we acquired a 50% equity stake in IM Designs. IM Designs is a company specialized in the development of new technologies and immersive tools which use 3D technology to develop project to visualize environments with virtual reality, augmented reality and mixed reality. IM Designs also has a partnership with Autodesk®, a provider of engineering and architecture software, through which IM Designs is part of Autodesk’s® beta-tester group.

We will start investing in new technologies to transform the user experience of our ecosystem and maintain our Super-App up-to-date with the latest technologies.

USEND

On January 26, 2022, we concluded the acquisition of 100% of the share capital of Pronto Money Transfer Inc., a California corporation, or USEND, for a combination of cash and options convertible into Banco Inter units (including as a result of their participation in Banco Inter or Inter & Co’s stock option plans). Certain managers, including the founders of USEND, will continue to manage the business as officers of USEND after closing. USEND is a U.S. based financial technology company, with operations in the U.S., Brazil and Canada, which provides foreign exchange and payment services, offering, among other products, a digital account solution for both international money transfers and domestic use. USEND has licenses to act as a money transmitter in more than 40 states in the United States, and can offer U.S. residents services such as digital wallet, debit card, bill payment, among others. With the acquisition of USEND, we plan to expand our offering of financial and non-financial products to USEND’s customers and integrate USEND’s solutions in our platform.

Our History

We were founded in September 1994 by MRV Engenharia S.A., or MRV Engenharia, to initially act as a loan, finance and investment company under the name Intermedium Crédito, Financiamento e Investimento S.A., or Intermedium Financeira. Intermedium Financeira specialized in providing credit for the purchase of goods, services and working capital. The Central Bank authorized our operations in January 1995, and we initiated our loan and financing operations that year, providing personal loans, working capital loans, Direct Consumer Credit (Crédito Direto ao Consumidor) to storeowners and direct consumer credit for companies to onlend to their customers.

●	In 2001, we initiated our payroll loan operations.
●	In February 2008, we were authorized by the Central Bank to convert into a full service bank and began to offer commercial banking services (through corporate lending), credit, financing and investment services (through payroll loans to individuals), and real estate financing (through real estate loans for individuals and companies). We also changed our name to Banco Intermedium S.A.
●	In 2012, our shareholders joined the Board of Inter Seguros and became its controlling shareholders following the acquisition of approximately 74% of its capital. Digital Corretora offers insurance solutions for various segments, including auto, home and credit card fraud insurance. Our shareholders’ acquisition of a controlling interest in Digital Corretora, marked the formation of the Inter Group.
●	In 2015, we launched our digital account, a key component of our strategy.
●	In April 2016, we began offering customers debit and credit cards under the MasterCard brand, and initiated our efforts to increase our market share in the credit card segment. In April 2016, we also began offering our customers the ability to open an account, as well as access our foreign exchange services, through our mobile application. At the end of 2016, we had more than 80,000 digital account holders, an increase of 599% over the previous year.
●	In the first quarter of 2017, we were one of the first Brazilian banks to allow our customers to carry “digital wallets” through Samsung Pay (the current digital payment system for mobile devices manufactured by Samsung that allows cardless shopping at credit card terminals directly via a mobile phone), allowing customers to make credit or debit purchases without the need to physically carry a card, using only a mobile device. At the end of the first quarter of 2017, our digital account holders totaled approximately 122,300 customers.

●	During the second quarter of 2017, we continued investing in ease of use and the digital experience of our customers and began selling insurance products through our mobile application and internet banking, as well as launching our new digital account (Conta Digital Inter), which is more functional, modern and intuitive, seeking to improve our customers’ financial management. At the end of the second quarter, our digital account holders totaled approximately 184,700 customers.
●	In June 2017, our shareholders approved a change in our brand and our name, from Banco Intermedium S.A. to Banco Inter S.A.
●	On January 22, 2018, we entered into a 10-year strategic relationship with MasterCard Brasil Soluções de Pagamentos Ltda., or MasterCard. As a result, MasterCard will offer us financial incentives in exchange for the growth of MasterCard’s portfolio within our personal and corporate payment card segment, provided that we achieve certain performance targets and comply with certain other commitments.
●	In February 2018, we migrated our servers to AWS becoming the first bank in Latin America to migrate its services to cloud technology. As a result of this migration, our core banking operations were unified under new software architecture, allowing us to obtain scalability and security as well as increased stability and time-to-market, attributes that are fundamental to the operations of a digital bank.
●	In April 2018, we completed our initial public offering in Brazil, which resulted in the sale of 29,268,294 of our preferred shares at a price per preferred share of R$18.50, resulting in aggregate proceeds of R$656 million, of which R$541 million in proceeds was allocated to us in connection with the primary offering.
●	In May 2019, we sold 40% of our subsidiary Inter Seguros’ equity capital to Wiz. With this investment, Inter Seguros consolidated our digital platform comprising more than two million customers and Wiz’s expertise in the management of insurance distribution channels and banking services, resulting in the creation of a significant insurance distribution channel in Brazil.
●	In July 2019, we raised R$1.2 billion in a follow-on offering. The offer consisted of the primary distribution of 31,200,000 common shares and 62,400,000 preferred shares, at a unit value of R$13.13. The follow-on offering also resulted in an investment by a significant investor, the SoftBank Latin America Fund, an investor in technology companies, such as Rappi and Kavak, which now owns approximately 15% of our capital stock.
●	In November 2019, we launched our Super-App, through which we increase the offering of financial and non-financial products and services, with a new approach entirely focused on our customers’ experience. This new mobile application combined UX and UI improvements, seeking to broaden cross-selling and sales conversion, with new revenue prospects, such as take rate from partner stores, enabling us to maximize monetization from our customers. In less than two months of the launch, we totaled more than R$676 million in transactions in our marketplace, which counts on end-to-end, affiliate and gift cards arrangements.
●	Also in 2019, the project of the Inter credit card processor was initiated with the aim of controlling the whole process and having more freedom to innovate in the field of cards. Using the VisionPlus Software, the Inter card processor was one of the first processors in the world to operate in cloud, enabling a high degree of scalability for payments.
●	In March 2020, we entered into a new 10-year strategic incentive agreement with MasterCard. The agreement foresees the exclusivity of the MasterCard brand in the issuance of cards by us, reinforces the long-term relationship among the companies and will allow us to obtain greater gains in scale and efficiency, in addition to financial incentives, which may be invested in our cards and means of payment area.
●	In May 2020, we launched Intercel, through which we started offering cellphone plans. This product aimed to open a new revenue source and increase customer loyalty. In that same month, we also launched our protection platform, which offers Inter Seguro’s products automatically and already customized to the customer’s profile.
●	In June 2020, we launched Inter Wealth Management (Win), focused on wealth management to customers with more than R$1 million invested.

●	In August 2020, we entered into a new commercial partnership with Liberty Seguros, renewing our exclusivity model to broker insurance products.
●	In September 2020, we raised R$1.1 billion in an equity follow-on offering for M&As that complement our business model and operations.
●	In November 2020, we launched a new type of fixed income investment, CDB+Limite, a bank deposit certificate (CDB) that can secure credit card limit increase, which allows us to provide collateralized consumer finance.
●	In February 2021, we acquired a 60%-equity interest in Meu Acerto. This acquisition aims to accelerate the evolution of our customer retention strategy. This acquisition also enhances our upsell capabilities. Meu Acerto has been operating since 2017 and has a portfolio of customers from the financial and telecommunications markets.
●	In March 2021, we acquired a 45% equity stake of Granito. This deal is part of our strategy to acquire new technology-based companies with an innovative profile. Founded in 2015, Granito operates in the payment capture sector, developing customized products for its customers.
●	In May 2021, we approved a business arrangement between us, Inter Seguros and Sompo, part of Grupo Sompo and one of the 400 largest enterprises in the world, according to Forbes, in terms of combined criteria of assets, market value, sales and profits. Through this arrangement, we will be able to offer, through our platform, different categories of property insurance within the Brazilian financial residential system (Sistema Financeiro de Habitação), to cover death or permanent disability of the acquirer of the property and to protect property against physical damage.
●	In June 2021, we raised R$5.5 billion in net proceeds through an equity follow on offering, part of which was due to the investment of Stone. See “— Growth opportunities and strategic evolution — New commercial partnerships.”
●	In July 2021, we acquired a 50% equity interest in IM Designs. With this acquisition, we will invest in new technologies that can transform the customer experience (UX and UI) in our ecosystem and seek to maintain our Super-App up-to-date with the latest technology available.
●	As of December 31, 2021, we had 16.3 million customers. This growth was possible due to our serial launch of products, increasing customer engagement and high satisfaction rates evidenced by our high net promotor score, or NPS, of 83.
●	On January 26, 2022, we concluded the acquisition of USEND, a U.S.-based financial technology company with operations in the U.S., Brazil and Canada and which provides foreign exchange and payment services, among other products, a digital account solution for both international money transfers and domestic use.
●	On March 31, 2022, we closed a new long-term incentives strategic agreement with MasterCard, the agreement aims to increase the issuance of credit, debit and prepaid cards and also increase the number of transactions and volume of payments flow for the next 10 years.
●	On April 11, 2022, we entered into an operational agreement between Banco Inter and Banco Mercantil do Brasil S.A. with the purpose of jointly carrying out credit assignment operations, with Inter as the acquirer and Mercantil as the seller, exploring the complementarities of the institutions.

Our Customer Service and Support

The Brazilian banking market has been the center stage of digital banking revolution, driven by solid market fundamentals. Our strategy within the digital banking landscape aims to tackle such challenges and provide a better day-to-day banking suite, providing innovative solutions and platforms to be more connected with customer demands.

Digital service is our main channel of contact with customers. We continually seek ways to improve our channels to better serve customers. In 2019, we launched our virtual service assistant, Babi, which brought greater robustness and agility to the service, automating a portion of the calls, via chat, reducing customer waiting time. In 2020, Banco Inter increased the capacity of its virtual service assistant, Babi, which brought greater robustness and agility in service, automating part of the calls via chat and reducing the waiting time for customers. In 2021, Inter focused on expanding service channels, integrating new BPOS, developing and integrating with the new CRM, and service tools, such as Salesforce, both with the aim of creating more stability, reduce queues and increase performance and quality.

Our chatbot presented promising results by being used in 56% of the calls and requests on our website — a result equivalent to the work of a team of 6 people, acting at the limit of their capacity.

As more than 96% of our interactions are solved in the first contact, we believe that currently most of our customers’ basic demands and transactions are already being solved through our virtual assistant, which reduces our costs.

These results come from a collaborative movement throughout Inter which led to all areas to make their decisions and design products around seeking customer satisfaction and tackling known areas of customer dissatisfaction. This process works thanks to a strong governance policy that ensures quality monitoring in order to keep our business growing and leveraging innovation.

Geographic Presence

We are headquartered in Belo Horizonte, in the state of Minas Gerais, Brazil, and this is our only core physical operation. Our digital strategy completely eliminates the need of physical branches and allows us to achieve broad national coverage with low operational costs. We are present in over 99% of Brazilian cities.

Technology

Technology is a backbone of our operations, being one of the main pillars to support our growth strategy, with a modern, agile, scalable, and digital business model to provide the best solutions to our customers. Through constant investments and new developments, technology enables our unique approach to be constantly and continuously evolving to offer product differentiation.

We have built a rapidly growing technology ecosystem of intertwined financial and non-financial services and products which we believe allows customers to solve many of their daily needs in one unique Super-App. We believe our software architecture is innovative and very well integrated, as it includes solutions such as cloud storage, artificial intelligence for data analysis, security systems that enable integration with technology tools from vendors and partners, among many others. We also continuously invest in the modernization of software and technology that allow greater security, reliability and performance of processes and operations, including strong efforts in our cloud-based infrastructure, paving the way for us to capitalize on business opportunities and support growth by being a stable, scalable, asset-light platform that we consider secure.

Competition

The financial and banking services market in Brazil is highly competitive. As of December 31, 2021, there were 456 service banks offering commercial banking, retail banking, investment banking and other services, 162 commercial banks and several financial institutions offering brokerage services, leasing, deposits, savings, insurance, foreign exchange, and fintechs which are increasingly prevalent in Brazil.

Although there are a large number of institutions, the financial services market in Brazil is heavily concentrated. Despite this market characteristic, we have significant market positioning, differentiating ourselves from our competitors in each of our operating segments.

The main competitors by vertical are listed as follows:

●	Banking and credit verticals: In our banking and credit verticals, we face competition from financial institutions such as the digital banks Nubank, Original, Agibank, Next, Neon and C6; as well as Bradesco, Itaú, Santander, Banco do Brasil and Caixa Econômica Federal, which are considered traditional banks. We believe that we provide an alternative to traditional banking in Brazil through the use of our free digital account, which has grown significantly over the years.
●	E-commerce & on-demand services platform: In our e-commerce & on-demand services platform vertical one of the main competitors to be faced is Méliuz. We have more than 190 partners in the business that add value to our platform with their own features being able to offer a better service to our customers. We believe that we provide a wide range of products and services connected to our e-commerce that will allow us to retain our customers in the long run, such as: gift cards, food delivery, restaurant loyalty programs, cashback on gas refueling, cellphone plans, among others.

●	Investments: In the investments vertical, our main competitors are XP, Órama, Guide, EasyInvest and Sofis. We believe that we are able to compete effectively as a result of our investment platform based on products carefully selected and approved by Inter DTVM and offered through our free digital account. Easy access to a diverse range of products, included fixed income, securities and investment funds offered by us and third parties has proven beneficial in increasing our customer base in recent years.
●	Insurance brokerage: In our insurance brokerage vertical, we mainly operate with bank insurance (bancassurance). Wiz was considered our primary competitor in Brazil in bank insurance (bancassurance). In 2019, Wiz acquired 40% of Inter Seguros.
●	Cross-border services: We face competition from Remessa Online, Wise, Western Union, among others. We believe that our product, while being easy to use, delivers a wide range of benefits to our customers. We offer a full range of services such as international payments and transfers, import payments, export receipts and capital contribution receipts, that support our positioning in this market.

Research and Development and Innovation

We have not implemented a dedicated research and development structure. However, to support all the innovations that were promoted by Inter since its foundation, we have a strong Product Development team that focus on multiple initiatives in IT infrastructure, platforms, new financial products, among others.

Some selected innovation initiatives are listed as follows:

●	DevSecOps: integration and automation process of essential steps for the systems quality, from conception to release, aiming at security, reliability, usability and better customers experience.
●	Inter DataLab: supported by our security and transparency guidelines, a data intelligence and analytics center was created. Through the use of advanced analysis techniques and pragmatic performance of data scientists, Inter DataLab acts as a factory of business-oriented ideas, seeking to maximize the shared value between Inter and its customers.
●	Processes and Services Automation: in order to process banking services transactions with efficiency, quality and security, guaranteeing the technological capacity necessary for an ever- increasing volume of customers and operations, we focused on the processing networks automation.

In addition, our research and development model is based on continuous innovation in connection with which we (a) constantly conduct market surveys and activities and (b) continuously launch new products and services that we test and optimize in order to provide a platform that is sophisticated, agile and of high added value.

Intellectual Property

In Brazil, ownership of trademarks is evidenced only through a validly approved registration within the INPI, the federal agency responsible for registering trademarks and patents in Brazil. After registration, the owner is assured in most cases exclusive use of the trademark throughout Brazil for a period of ten years, renewable for successive periods. During the registration process, the person filing for trademark registration merely has an expectation of the right to use the trademarks applied for to identify its products or services specifically in the requested class. Aforementioned parameters are not applicable to highly renowned brands and common expressions that may be registered but will not be awarded exclusive use by its owners.

As of April 8, 2022, we have rights over 194 trademarks. 78 of them are already registered with the INPI. In addition, we have requested the registration of 116 other trademarks pending a decision.

Some of our applications for trademark over the brand “Inter” have been rejected by the INPI, including our application for trademark over the brand Inter for use in connection with financial services. In December 2021, we commenced a lawsuit seeking to prevent that the brand “Inter” be recognized as an exclusive brand for financial services, so that no third party can have exclusive rights over the brand Inter recognized for use in connection with financial services.

We are seeking recognition of our trademarks internationally in multiple administrative procedures in the patent and trademark offices of Canada, United States of America, Mexico, United Kingdom, European Union, Argentina, Chile, Colombia, Paraguay and Uruguay.

In addition, we own a variety of domain names through NIC.Br, the Brazilian entity responsible for the registration of domain names in Brazil. Our domain names include “bancointer.com.br,” “tarifometro.com.br,” “imoveisinter.com.br,” “guiadocredito.com.br,” and “contacomagente.com.br,” each of which are valid and in full force.

While we are unable to quantify the impact of a loss of our rights to our intellectual property, any such loss may restrict our ability to use such intellectual property and other financial and/or operation losses, including as a direct result of the loss of customers and damage to our image and reputation.

Employees

The table below sets forth the number of employees by geographic region of Brazil as of the dates indicated:

	As of December 31,
	2021	2020	2019
South East	3,492	2,062	1,586
South	93	17	11
North East	285	27	16
Midwest	27	21	15
Total	3,898	2,197	1,628

The table below sets forth the number of our employees by activity as of the dates indicated:

	As of December 31,
	2021	2020	2019
Front Office	825	453	342
Back Office	3,073	1,674	1,286
Total	3,898	2,197	1,628

The table below sets forth the number of our outsourced employees by region of Brazil as of the dates indicated:

	As of December 31,
	2021	2020	2019
South East	1,387	639	687
South	352	278	—
North East	1,074	894	410
Midwest	1	1	—
Total	2,814	1,812	1,097

The table below sets forth the number of our outsourced employees by activity as of the dates indicated:

	As of December 31,
	2021	2020	2019
Customer Experience	2,551	1,553	912
Technology	113	105	88
Collection Services	101	90	42
Administrative Services	30	45	55
Marketplace	19	19	—
Total	2,814	1,812	1,097

The table below sets forth our employee turnover, calculated as the total number of dismissals and resignations divided by the total number of our direct employees, for the periods indicated:

As of December 31,

	2021	2020	2019
Staff turnover ratio	2.4%	3.4%	2.9%

Between 2019 and 2021, our employee headcount increased 139% primarily due to our expansion strategy and organic growth. During the same period, we also saw a significant increase in the number of digital account holders.

Employee Unions

All of our employees throughout Brazil are covered by collective bargaining agreements that guarantee certain rights that are in addition to those granted by labor legislation. Our relationship with the unions that represent our employees is based on the ideals of partnership, respect and transparency, with the aim of aligning the guidelines and working conditions of our employees.

In the three-year period ended December 31, 2021, we did not experience any work stoppages as a result of strikes and/or other employee demonstrations.

Employee Compensation

We have adopted a compensation policy that we believe is aligned with our organizational structure, as well as consistent with the practices adopted by the other financial institutions. Employees are eligible for salary increases on an annual basis, as well as bonuses used to recognize employee performance. We have also instituted a profit-sharing program for our employees, in addition to a profit sharing program based on specific performance targets and the attainment of our institutional goals.

Our employees are also eligible to receive stock options under our stock option plan, subject to the approval of our Board of Directors. For additional information regarding our stock option plan, see “Management — Long-Term Incentive Plan.”

Employee Benefits

We offer our employees benefits set forth in the collective bargaining agreements entered into with employee unions, as well as additional benefits, which include health insurance, dental insurance, educational scholarships and group life insurance.

Legal and Administrative Proceedings

We are subject to civil, labor and tax claims, including legal and administrative proceedings arising in the ordinary course of our business, for which we recorded provisions in the total aggregate amount of R$21.7 million as of December 31, 2021.

We record provisions in our balance sheet for losses arising from litigation in accordance with IAS 37 — Provision for Contingent Liabilities and Contingent Assets. In establishing provisions, we consider the opinion of our legal advisors, the nature of the lawsuits, the similarity with previous proceedings, the complexity and the position of the courts, and the assessment of the probability of loss. The provisions are measured at the best estimate of the disbursement required to settle the present obligation at the balance sheet date, considering: (i) the risks and uncertainties involved; (ii) where relevant, the financial effect produced by the discounted present value of future cash flows required to settle the obligation; and (iii) future events that may change the amount required to settle the obligation.

To this end, with respect to civil and tax proceedings, we take into consideration our legal proceedings precedents as well as the evolution of jurisprudence, with due regard to applicable laws and regulations.

With respect to labor proceedings, whenever the lower court renders a decision that is unfavorable to us, a detailed assessment of the claimed damages is made, and we record a provision based on a calculation of the claimed damages.

The following table shows the aggregate amount of the provision established for probable losses in respect of our tax, labor and civil proceedings:

Provisions
as of December 31,
2021 (in millions of R$)
Tax proceedings	—
Labor proceedings	3.3
Civil proceedings	18.4
Total	21.7

For more information on our provisions for legal and administrative proceedings, see note 23 to our Audited Financial Statements.

Tax Proceedings

As of December 31, 2021, we had no provisions for tax proceedings for which our chance of loss has been deemed probable by our management and our external legal counsel. We are party to other tax proceedings for which our risk of loss has been estimated as possible by our management and our external legal counsel and for which we have no amount provisioned.

On August 30, 2013, we received a tax assessment from the Brazilian Federal Revenue Service (Receita Federal do Brasil) to collect corporate income taxes (Imposto de Renda Pessoa Jurídica — IRPJ) and the social contribution on net profit (Contribuição Social Sobre o Lucro Líquido — CSLL), plus penalties and interest in arrears, relating to fiscal years 2008 and 2009, based on allegations that we had deducted some expenses considered non-deductible. This tax assessment has been challenged at the administrative level by us and eleven of Banco Inter shareholders who have been deemed to be jointly and severally liable for such tax payments. On August 17, 2021, we were served on a tax collection proceeding, brought by the federal tax authorities related to this tax assessment. In order to suspend such tax collection proceeding while we challenge the merits of the collection, we have obtained an insurance policy covering the possible final payment. We have evaluated the likelihood of loss as possible. As of December 31, 2021, this proceeding involved an aggregate amount of R$63.8 million.

We are involved in multiple administrative and judicial proceedings relating to payments of COFINS in different fiscal years from 1999 to 2014. COFINS is a federal social contribution calculated over revenues. These proceedings include tax assessments and tax collection proceedings brought by federal tax authorities against us for principal, interest and penalties (which may reach up to 75% of the principal amount), based on allegations of deficiencies in our payments of COFINS, as well as challenges to tax credits we used to set off certain payments. In most of these cases, the tax authorities claim COFINS payments over our financial revenues, which we argue to be unconstitutional and illegal. We have challenged these proceedings administrative and judicially, and these proceedings are at different stages. In order to suspend tax collection proceedings while we challenge the merits of the collection, we are required to provide guarantee, insurance or post bond to secure the final payment. We have evaluated the likelihood of loss as possible. As of December, 31, 2021, these proceedings involved an aggregate amount of R$260.2 million, and a total amount of R$62.1 million was guaranteed by insurance policies. For additional information, see Note 23d. to our Audited Financial Statement.

Labor Proceedings

As of the date of this prospectus, we are not party to any labor proceeding that when considered individually is material to us. As of December 31, 2021, the aggregate amount sought by plaintiffs in labor proceedings were R$20.1 million, including disputes related to third-party service provider claims seeking recognition of employment status, employee overtime and equal pay claims. As of December 31, 2021, we had provisioned an amount of R$3.3 million for labor claims.

Civil Proceedings

As of the date of this prospectus, we are not party to any civil proceeding individually material to us. As of December 31, 2021, we are party to approximately 9 thousand civil proceedings brought by customers, in which claimants sought aggregate damages of R$388.9 million, most of which consisting of claims under Brazilian consumer protection laws related to our payroll products, including our Payroll Card, and our real estate credit portfolio, our digital account and multiple card. As of December 31, 2021, we had provisioned an amount of R$18.4 million for civil claims.

As of December 31, 2021, we are also party to 95 individual proceedings relating to our former correspondent broker Filadelfia (further described below).

Public Civil Actions

In addition to the Filadelphia Civil Public Action further described below, we are a defendant in nine other public civil public actions in which claimants asked for aggregate damages of R$19.3 million as of December 31, 2021 (taking into consideration the liability of co-defendant financial institutions and without taking into consideration potential settlement agreements that could change our liability). These civil public actions relate to: (1) employing allegedly abusive tactics in connection with the failure to provide information relating to outstanding balances for the early settlement of customer indebtedness; (2) alleged unlawful collection of amounts designated as “legal, judicial or extrajudicial fees,” “expenses incurred for administrative collections and summons of the debtor, including collection fees and legal fees” and “legal fees and collection costs”; (3) alleged violation of the rights of retirees and pensioners as a result of onerous indebtedness incurred by them through us; (4) alleged unlawful charging of fees for “third party service fees/ reimbursements” in our lending agreements; (5) alleged failure to provide services due to instability and interruption of customer access to the app; and (6) alleged abusive practice in connection with payroll loan credit cards offered to retirees in the State of Rio Grande do Sul, which allegedly were not aware of the payroll loan characteristic of the card.

Filadelphia Civil Public Action

We are a party to a public civil action challenging the validity of all payroll loans granted to customers, in transactions intermediated by Filadelphia Empréstimos Consignados Ltda., or Filadephia. Filadelphia was a correspondent broker of payroll loans for us from March 20, 2008 to February 1, 2012, as well as for some other financial institutions. Filadelphia persuaded borrowers to enter into payroll loans in order to invest the proceeds through Filadelphia and promissed to reward the investments at higher interest rates than those charged on the payroll loans. In 2011, the Brazilian Federal Police determined that Filadelphia had been conducting a Ponzi scheme and suspended the deposits. As a result, the alleged victims sued Filadephia and, in certain cases, us. While in certain proceedings the presiding judge has determined that we were liable for having selected Filadelphia as a correspondent broker, we were not involved in and we did not have any knowledge of Filadelphia’s illegal practices. Also, we did not interfere with the allocation of customer funds after they are deposited in customer accounts. Our defense that we were not involved in the alleged illegal activities is corroborated by statements made by the competent authorities examining the investment scheme, confirming that we did not engage in criminal conduct and exempting us from criminal liability. We terminated our relationship with Filadelphia the day after the Brazilian federal police initiated their operation. As of December 31, 2021, this proceeding involved an aggregate amount of R$10.0 thousand.

Settlement Agreements

As of the date of this prospectus, we had entered into the following Settlement Agreements (Termos de Ajustamento de Conduta):

●	Settlement Agreement entered into with the Public Prosecutor’s Office of the Federal District and Territories, or MPDFT. In May 2018, we were the victim of an internal extortion attempt by an individual who at the time had authorized access to our systems. Following the unsuccessful extortion attempt, the individual in question published without authorization information relating to our customers at the time. The unauthorized publication of this information resulted in a civil public action for collective moral damages brought against us by the MPDFT. In connection with this proceeding, in May 16, 2019, we paid R$1.5 million in collective moral damages as a result of the unauthorized publication of data, of which R$1,000,000 were allocated to the Fund for the Defense of Diffuse Rights of the Ministry of Justice and Security; and R$500,000, by means of a judicial deposit, until January 30, 2019, for destination, Instituição Divina Providência, a charity institution that was jointly appointed by the parties.
●	Settlement Agreement entered into with the Public Defender of the State of Rio de Janeiro and the Public Prosecutor’s Office of Rio de Janeiro due to an alleged failure to transfer payroll loan installment payments and the reporting of payroll borrowers to credit agencies. In connection with this agreement, on December 5, 2018, we paid R$50 thousand to the State University of Rio de Janeiro — UERJ.
●	Settlement Agreement entered into with the Consumer Protection Agency of the Municipality of Feira de Santana arising from (1) alleged customer difficulties encountered in obtaining receipts for the early payment of credit liabilities in the Municipality of Feira de Santana that interfered with the payment of such liabilities on the scheduled payment date and (2) alleged unlawful collection of transaction fees. In connection with this agreement, on July 7, 2018, we paid R$5 thousand to the municipality of Feira de Santana.

Capital Expenditures

Our principal capital expenditures are made in developing our digital platform. For more information, see “Management Discussion and Analysis of Financial Condition and Results of Operations — Capital Expenditures.”

Property Plant and Equipment

In addition to our corporate headquarters, we maintain 12 offices that are responsible for supporting our corporate lending operations. These offices are located in the cities of Balneário Camboriú, Belo Horizonte, Brasília, Campinas, Curitiba, Fortaleza, Goiânia, Recife, Rio de Janeiro, Salvador, São Paulo and Vitória. All our offices and corporate headquarters are leased. We do not have any material fixed assets.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Set forth below are the unaudited pro forma consolidated balance sheet as of December 31, 2021 of Inter & Co (together with its consolidated companies, the “Group”) and the unaudited pro forma consolidated income statement for the year ended December 31, 2021 which reflect the transaction detailed below.

In 2021, the Group began a corporate reorganization process (the “Restructuring”) which, as described in this prospectus, ultimately aims to migrate the shareholders of Banco Inter to become shareholders of Inter & Co or, at their discretion, receive cash in exchange for their shares of Banco Inter.

As described in “Presentation of Financial and Other Information — Financial Information”, on May 7, 2021, the Group completed the first step in the Restructuring — the migration of the controlling shareholder, some of his family members and another founding shareholder of Banco Inter to become shareholders of Inter & Co. This was accounted for as described in Note 1 to the Audited Financial Statements.

As further described in this prospectus, subject to the approval of the Merger of Shares at the Banco Inter General Meeting and the satisfaction of the conditions described in this prospectus, the Proposed Transaction will result in:

Each Banco Inter shareholder receiving either: (i) a number of Inter & Co BDRs based on the Exchange Ratios; or (ii) an amount in cash based on the Exchange Ratios, subject to proration if the aggregate amount to be disbursed to redeem Cash Redeemable Shares would exceed the Cash Redemption Threshold.

The issuance of debentures, or other similar debt instrument, in the amount required to settle the cash redemption — see “Summary of the Proposed Transaction- Cash Redemption Financing” — and the related investments in the Interbank Deposit Certificates. In order to make these investments Banco Inter expects to invest amounts from other interbank deposits as they mature and, if necessary, sell a portion of its investments in securities. These financial assets pay interest at a similar rate to that agreed for the Interbank Deposit Certificates.

The unaudited pro forma condensed balance sheet as of December 31, 2021 is based on the historical consolidated balance sheet of Inter Platform as of December 31, 2021, which is included in this prospectus, and gives effect, on a pro forma basis, to the Proposed Transaction, assuming that former Banco Inter shareholders validly elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold (while no Banco Inter shareholder will elect to exercise their Withdrawal Right), including:

●	The issuance of the debentures, including the associated costs, and the related purchase of the Interbank Deposit Certificates as if this had occurred on December 31, 2021;
●	The expected future transactions costs to complete the Proposed Transaction, and the related tax effects, as if they had already been incurred on December 31, 2021; and
●	The Merger of Shares and the redemption of Class A Redeemable Shares as if these had occurred on December 31, 2021.

The unaudited pro forma condensed consolidated income statement for the year ended December 31, 2021 is based on the historical consolidated income statement of Inter Platform for the year ended December 31, 2021, which is included in this prospectus, and gives effect, on a pro forma basis, to the Proposed Transaction, assuming that former Banco Inter shareholders validly elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold (while no Banco Inter shareholder will elect to exercise their Withdrawal Right), including:

●	The interest expense on the debentures and the related tax effects as if the Notes had been issued on January 1, 2021;
●	The expected future transactions costs to complete the Proposed Transaction, and the related tax effects, as if they had been incurred on January 1, 2021; and
●	The reduction in the allocation of profit /(loss) to non-controlling interest in Banco Inter as a result of the Merger of Shares and the redemption of Class A Redeemable Shares, as if these had occurred on January 1, 2021.

This prospectus does not include pro forma financial information for a scenario in which no Banco Inter Shareholder elects to receive Cash Redeemable Shares, because, in such a scenario, all of the Banco Inter Shareholders would become shareholders of Inter & Co and the debentures would not be issued. Therefore, (i) the pro forma balance sheet of Inter & Co in this scenario would be materially the same as Inter Platform’s consolidated balance sheet as of December 31, 2021, except that the caption “non-controlling interests” under “equity” would no longer exist and the amount there-in would be presented as part of equity attributable to owners of Inter & Co and (ii) the pro forma consolidated income statements for the year ended December 31, 2021 would be materially the same as Inter Platform’s consolidated income statement for the year ended December 31, 2021, except for the reduction in the allocation of profit /(loss) to the non-controlling interest in Banco Inter and the earnings per share that in such scenario would have been 0.1717.

The unaudited pro forma condensed financial information included herein are not necessarily indicative of what our consolidated balance sheet or income statement, would have been if the Restructuring had been completed as of the dates indicated, nor do they purport to project the future financial position or operating results of the Group. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The pro forma financial information is presented for illustrative purposes only.

The unaudited pro forma condensed financial information included herein should be read in conjunction with the historical audited condensed consolidated financial statements of Inter Platform for the year ended December 31, 2021.

Inter & Co Inc.

Unaudited pro forma condensed balance sheets as of December 31, 2021

Assuming redemption at the Cash Redemption Threshold

(Amounts in thousands of Brazilian reais)

Assets	Historical Inter Platform(i)	Transaction accounting adjustments	Other transaction accounting adjustment	Notes	Inter & CO Pro Forma – assuming redemption at the Cash Redemption Threshold
Cash and cash equivalents	500,446	(6,555)	(16,629)	1.1,1.5	477.262
Amounts due from financial institutions	2,051,862	—	—		2.051.862
Compulsory deposits at Central Bank of Brazil	2,399,488	—	—		2.399.488
Loans and advances to customers	17,216,362	—	—		17.216.362
(-) Provision for expected loss	(680,932)	—	—		(680.932)
Securities	12,757,687	—	—		12.757.687
Derivative financial assets	86,948	—	—		86.948
Non-current assets held-for-sale	129,793	—	—		129.793
Equity accounted investees	82,445	—	—		82.445
Property and equipment	163,475	—	—		163.475
Intangible assets	430,504	—	—		430.504
Deferred tax assets	695,525	—	—		695.525
Other assets	792,735	—	—		792.735
Total assets	36,626,337	(6,555)	(16,629)		36,603,154
Liabilities
Liabilities with financial and similar institutions	5,341,464	—	—		5,341,464
Liabilities with customers	18,333,543	—	—		18,333,543
Securities issued	3,572,093	1,143,445	—	1.1	4,715,538
Derivative financial liabilities	66,545	—	—		66,545
Borrowing and onlending	25,071	—	—		25,071
Income tax and social contribution	41,764	(5,654)	—	1.5	36,110
Other tax liabilities	36,642	—	—		36,642
Tax liabilities	78,406	(5,654)	—	1.5	72,752
Provisions	52,848	—	—		52,848
Deferred tax liabilities	89,235	—	—		89,235
Other liabilities	617,349	—	—		617,349
Total Liabilities	28,176,554	1,143,445	(5,654)		29,314,345
Equity
Equity attributable to owners of the
Company	2,656,125	4,590,029	—	1.2	7,246,154
Non-controlling interest	5,793,659	(5,751,004)	—	1.2,1.3	42,655
Total equity	8,449,784	(1,160,975)	—		7,288,809
Total liabilities and equity	36,626,337	(23,184)	—		36,603,154

(i)	This information was derived from the historical audited consolidated financial statements of Inter Platform.

Inter & Co Inc.

Unaudited pro forma condensed consolidated income statements for the year ended December 31, 2021

Assuming redemption at the Cash Redemption Threshold

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Historical Inter Platform(i)	Transaction accounting adjustments	Other transaction accounting adjustments	Notes	Inter & Co Pro Forma – assuming redemption at the Cash Redemption Threshold
Interest income calculated using the effective interest method	1,435,428	—	—		1,435,428
Interest expenses	(543,242)	(20,061)	—	1.1	(563,303)
Net interest income	892,186	(20,061)	—		872,125
Revenues from services and commissions	542,569	—	—		542,569
Expenses from services and commissions	(100,297)	—	—		(100,297)
Net result from services and commissions	442,272	—	—		442,272
Income from securities	745,613	—	—		745,613
Net gains / (losses) from derivatives	(48,330)	—	—		(48,330)
Other revenues	190,082	—	—		190,082
Revenues	2,221,823	(20,061)	—		2,201,762
Impairment losses on financial assets	(595,581)	—	—		(595,581)
Personnel expenses	(443,328)	—	—		(443,328)
Depreciation and amortization	(94,251)	—	—		(94,251)
Other administrative expenses	(1,310,961)		(7,535)	1.5	(1,318,496)
Total other expenses (net of other revenues)	(2,444,121)		(7,535)		(2,451,656)
Income from equity interests in affiliates	(8,764)	—	—		(8,764)
Profit / (loss) before income tax	(231,062)	(20,061)	(7,535)		(258,658)
Current income tax and social contribution	(52,441)	—	—		(52,441)
Deferred income tax and social contribution	228,434	6,821	2,562	1.1,1.5	237,817
Income tax benefit	175,993	6,821	2,562		185,376
Profit / (loss) for the year	(55,068)	(13,240)	(4,974)		(73,282)
Profit attributable to:
Owners of the Company	(72,663)	(13,240)	(4,974)		(90,877)
Non-controlling interest	17,597	—	—		17,597
Earnings per share (in Brazilian Reais – BRL)
Basic and diluted earnings per share	(0.0143)			1.4	(0.1845)

(i)	This information was derived from the historical audited consolidated financial statements of Inter Platform

1.	Explanatory notes to the unaudited condensed pro forma financial information
1.1	Debentures to be issued

The debentures to be issued in the Restructuring, pursuant to the commitment letter dated April 26, 2022, are expected to have the following characteristics:

●	Value of the amount required to settle the cash redemption, limited to R$1.15 billion (including principal value and estimated adjustment by DI Rate);
●	maturity of 12 months;
●	interest rate of Interbank deposit certificate (CDI) + 1.95% per year;
●	restructuring fees of 0.57%, totalling R$6,555; and
●	Conditioned to an investment of the same amount in the Interbank Deposit Certificates. The pro forma adjustments reflect:
●	Total proceeds received, net of the restructuring fees, of R$1,143,445;
●	The interest expense on the debentures, based on the historical CDI rates and using the effective interest rate method, of R$20,061 in the year ended December 31, 2021; and
●	The income tax effect of the interest expenses calculated using the rate of 34%, the statutory rate applicable to HoldFin
1.2	Equity and NCI

Following the Restructuring the Group is expected to hold 100% of the shares of Banco Inter, eliminating the NCI related to the former shareholders of Banco Inter such that the remaining NCI of the Group relates only to non-controlling interests in the subsidiaries of Banco Inter. The Banco Inter shareholders that opt to receive BDRs of Inter & Co in the Merger of Shares and redemption ultimately exchange their equity interest in Banco Inter for an equity interest in Inter & Co. The shareholders that opt to receive the Cash Redeemable Shares will deliver their shares in Banco Inter and receive cash.

The pro forma adjustment in the scenario of cash redemption at the Cash Redemption Threshold reflects the repurchase of R$1,150,000 of shares of Banco Inter (NCI) and the exchange of the remaining shares of Banco Inter for shares issued by Inter & Co.

1.3	Allocation of profit / (loss) between NCI and shareholders of Inter & Co

Following the Restructuring the Group is expected to hold 100% of the shares of Banco Inter, eliminating the NCI related to the former shareholders of Banco Inter such that the remaining NCI of the Group relates only to non-controlling interests in the subsidiaries of Banco Inter. The pro forma adjustment in the income statement for the year ended December 31, 2021 re-allocates the profits / (loss) allocated to the NCI of Banco Inter to the shareholders of the Inter & Co.

1.4	Earnings per share (assuming cash redemptions at the Cash Redemption Threshold)

Following the Restructuring, assuming that former Banco Inter Shareholder elects to receive Cash Redeemable Shares with a total value equal to the total of the Cash Redemption Threshold, Inter & Co is expected to have 429,767,274 common shares issued and outstanding or issuable upon the cancellation of the Inter & Co BDRs to which they relate and no material quantities of potentially dilutive shares.

The pro forma earnings per share were calculated as follows:

Year ended December 31, 2021
Profit / (loss) attributable to shareholders of the Inter & Co (R$000)	(73,282)
Weighted average quantity of shares (a)	397,092,378
Earnings (loss) per share (basic and diluted) (R$)	(0.1845)

In order to calculate the weighted average quantity of shares, the quantity of shares expected to be issued and fully paid-in following the transaction (429,767,274 shares) was adjusted proportionately to reflect the capital increases of Banco Inter in June 2021.

1.5	Transactions costs

In the year ended December 31, 2021 the amount of transaction costs incurred by Inter & Co and recognized as an expense was R$15,184. Further transaction costs of approximately R$16,629 are expected to be incurred in future periods of which R$7,535 are expenses and R$9,094 are incremental and directly attributable to the issuance of the new shares of Inter & Co and, therefore, qualify to be recognized directly in equity with the issuance of the new shares.

The pro forma adjustments reflect these transaction costs as follows:

	As of December 31, 2021
Other admin expenses	(7,535)	n/a
Income tax benefit	2,562	n/a
Cash and cash equivalents	n/a	(16,629)
Income tax and social contribution (liability)	n/a	5,654
Equity	n/a	10,975

The income tax effect was calculated using the rate of 34%, the statutory rate applicable to HoldFin.

Material non-recurring transaction costs expected to be included in the income statement within the 12 months following the transaction

No material non-recurring charges which result directly from the Restructuring are expected to be recognized as expenses in the 12-month period following the Restructuring.

No material amounts of the transaction costs incurred and expected to be incurred are expected to recur beyond 12 months after the transaction.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the Audited Financial Statements and the notes thereto, included elsewhere in this prospectus, as well as the financial information presented under “Presentation of Financial and Other Information” and “Summary Consolidated Financial Information and Other Data.” This section contains discussions regarding estimates and forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those discussed in these estimates and forward-looking statements as a result of various factors, including, without limitation, those described under “Forward-Looking Statements” and “Risk Factors.”

Overview

We are a digital platform offering solutions to our customers’ daily needs. The genesis of our mobile solution sought to provide customers with a digital day-to-day banking mobile application. The success of our foundational product allowed us to experience a rapid growth in our customer base, from approximately 1.5 million checking account holders as of December 31, 2018, to approximately 16 million as of December 31, 2021. Our strategy has always been to provide customers with a differentiated value proposition, via a highly scalable technology stack, in which we would be able to add additional functionalities over time.

Our Super-App ecosystem is the foundation to a resilient business model that combines a diverse revenue stream in six verticals: (i) banking, (ii) credit, (iii) e-commerce & on-demand services platform, (iv) investments, (v) insurance brokerage and (vi) cross-border services. We believe we are well positioned to face different economic scenarios. In 2021, our revenues totaled R$ 2.2 billion, representing 304% growth compared to the previous year. Revenues from service and commissions totaled R$542.6 million in 2021.

Our growth and profitability rely on our ability to not only expand each of our core verticals individually, but also generate and leverage the synergies between the verticals to create more value to our customers and, consequently, increase customer retention and cross-sell. We have built our Super-App with the goal of providing our customers easy access to all of our financial and non-financial products and services and most of them are offered only to accountholders (our shopping platform is available to non-accountholders). The growth of our accountholder base directly expands the number of people we can reach with our financial and non-financial products through our Super-App.

Key Business Metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

Customer Metrics

We reached 16.3 million customers on December 31, 2021, with a growth of 17% compared to September 30, 2021, and more than 8 million new clients in 2021, demonstrating the strength of our growth model and customer engagement.

Furthermore, we believe we offer a good user experience through our platform with high quality services. We base this belief on our NPS and other highlights below.

Growth Drivers Metrics

Our existing customers drive our growth, and we expect them to continue to do so. Our existing customers have historically increased the number of credit and debit card transactions with us, totaling almost 670 million in 2021. As shown in the chart below, our Card TPV has consistently grown over time, except for a reduction during periods impacted by the COVID-19 pandemic where economic activity declined.

Our loan portfolio is broad and diversified in and includes credit related to payroll, credit cards, agribusiness loans, real estate and small and medium enterprises, or SMEs. Our loan portfolio was R$17.2 million as of December 31, 2021.

*	Loan portfolio consist of loans and advances gross of provision for expected loss.

In 2021, our GMV was R$3.5 billion, representing a growth of 201% when compared to 2020, which shows the result of the new products and services we launched in 2021. Even with a challenging scenario for retail in Brazil, 2.7 million customers used Inter Shop in 2021, which we believe is evidence of the quality of our e-commerce. We also had more than 22 million purchases in Inter Shop in 2021 and a take rate of 7.75% as of December 31, 2021.

In insurance brokerage, we have grown considerably since launch, reaching 839 thousand active customers in the portfolio as of December 31, 2021, growing 229% compared to December 31, 2020. In this context, we brokered the purchase of 865 thousand active insurance policies in 2021.

The Brazilian Macroeconomic Environment

As a company that operates mainly in Brazil, our results of operations, cash flow and financial condition are affected by general economic conditions in Brazil, particularly by Brazil’s economic growth. The following table sets forth selected economic indicators for the periods indicated:

	As of or for the year ended December 31,
	2021	2020	2019
GDP growth (reduction)	4.6%	(4.1)%	1.1%
Inflation (IGP-M)(1)	17.8%	23.1%	7.3%
Inflation (IPCA)(2)	10.1%	4.5%	4.3%
Interbank rate – CDI(3)	4.4%	2.8%	5.9%
SELIC rate	10.8%	2.0%	4.5%
TJLP (average)(4)	4.8%	4.9%	6.2%
Exchange rate at the end of the period per US$1.00	R$5.581	R$5.1967	R$4.0307
Average exchange rate per US$1.00	R$5.396	R$5.1552	R$3.9461

Sources:   IBGE, Central Bank, CETIP and FGV.

(1)	The IGP-M is the general market price index calculated by FGV (accumulated during each period).
(2)	The IPCA is a consumer price index calculated by the IBGE (accumulated during each period).
(3)	The CDI rate or DI rate refers to the average overnight interbank loan rates in Brazil, annualized as of the last day of the corresponding period (using year to date accumulated rate).
(4)	The long-term interest rate (Taxa de Juros de Longo Prazo), or TJLP, is the rate applicable to long-term loans by the Brazilian Development Bank (Banco Nacional de Desenvolvimento Economico e Social), or BNDES. TJLP contains an inflation factor and is determined quarterly. The figures correspond to the average of the period indicated.

The performance of the Brazilian GDP and unemployment in Brazil have a direct impact on the purchasing power of the Brazilian population and on the labor market, which in turn influence the demand for our services. While the Brazilian GDP, increased 4.6% in 2021, it decreased by 4.1% in 2020 and increased by 1.1% in 2019. The modest increase in Brazil’s GDP in 2019 suggested the beginning of an economic recovery in the country. However, in 2020, due to factors including unstable oil prices and the onset of the COVID-19 pandemic and related restrictions on economic activity, there was a contraction of the Brazilian economy, as was the case with many countries around the world. In 2021, the Brazilian GDP grew 4.6% , mainly reflecting the comparative effect of the COVID-19 pandemic-related decline in the prior year.

Inflation, interest rates and availability of credit

A significant portion of our income, expenses, assets and liabilities are directly impacted by interest rates, and our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and government monetary policies.

●	Inflation rates in Brazil measured by IPCA were 10.1%, 4.5% and 4.3% and the inflation rates in Brazil measured by the IGP-M index were 17.8, 23.1%, and 7.3% for the years ended December 31, 2021, 2020 and 2019, respectively.
●	The Brazilian Interbank rate — CDI was 4.4%, 2.8% and 5.9% as of December 31, 2021, 2020 and 2019, respectively.

Our business is affected by inflation. Higher levels of inflation may tend to adversely impact our loan portfolio and restrict the availability of credit and the consumer demand for credit. Inflation also adversely affects our personnel expenses and other administrative expenses that are directly or indirectly tied to inflation indexes. Increases in interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs and increasing in the risk of default by our customers. A sudden decrease in interest rates may affect the gross return of our loan portfolio. Our real estate loans, which represented 29.4% of our loan portfolio as of December 31, 2021, are mostly comprised of floating rate loans.

We are also impacted by changes in prevailing interest rates. Increases in interest rates tend to adversely affect us by making our credit and investment products more expensive for consumers, thereby reducing consumer demand for such products. Interest rate increases also tend to increase our funding costs. The profitability of credit transactions depends on our capacity to obtain funding at competitive rates. An increase in market interest rates in Brazil could increase our cost of funding, particularly the cost of term deposits, thus reducing the spread earned on our credit portfolio. In addition, rising interest rates increase the risk of default by our customers.

On the other hand, a reduction in interest rates would negatively affect the gross return on our loan portfolio, particularly because our real estate loans, which represented 37.2% of our average loan portfolio in 2021 (calculated based on quarterly averages), are mostly comprised of floating rate loans.

In addition, increases in interest rates, inflation indexes and other index coupons may adversely affect the result of investments that are not indexed to the aforementioned indices. This type of exposure may adversely affect the performance of our loan portfolios that are not indexed to such indices, thus decreasing the spread that we earn relative to our fixed lending portfolio.

As a result of the above, we consider exposure to interest rates and inflation rates as a significant risk. We are subject to risk of losses or gains from fluctuations in interest rates earned or charged on our lending and borrowing portfolios. In order to try to control this risk, we analyze our exposure based on the limits established and identified through the use of specific financial models, as well as through capital control requirements. We use market risk management, in part, to support our business areas by establishing processes and implementing tools that are necessary to assess and control the related risks, thus enabling us to measure and monitor the risk tolerance levels established by our senior management. For more information about our risk management practices, see note 6 to our Audited Financial Statements.

COVID 19

As a result of progress in the vaccination of the population in Brazil, particularly in the third quarter of 2021, the contamination and death rates have reduced significantly in the second half of 2021. Thus, we believe that our 2021 results were not materially negatively affected by the COVID-19 pandemic, as our operations are mostly digital and restrictive measures and consumer behavior relating to the pandemic had the effect of shifting demand from traditional physical businesses (brick and mortar businesses) to businesses providing digital products and services, like ours. The economic and financial impacts are as follows: effect on the fair value of securities, decrease in receipts as a result of the postponement and/or rescheduling of loan and financing installments. These impacts from the pandemic have been closely monitored by our management.

Number of Customers and our Ability to Cross-Sell

Our growth and profitability relies on our ability to not only expand each of our core verticals individually, but also generate and leverage the synergies between the verticals to create more value for our customers and, consequently, increase customer retention and cross-sell. We have built our Super-App with the goal of providing our customers easy access to all of our financial and non-financial products and services and most of them are offered only to accountholders (our shopping platform is available to non- accountholders). One example of our synergistic strategy is how we incentivize our customers to build their investment portfolios within our ecosystem, and to use our day-to-day banking solutions as the main bank. The growth of our accountholder base directly expands the number of people we can reach with our financial and non-financial products through our app.

Currently, we can see high levels of activation in all our core verticals. We reached a total of approximately 8.8 million active customers in all of our verticals as of December 31, 2021 (counting only once a person who is a customer of more than one vertical). As of the same date, we had the following number of active customers in our verticals:

●	Approximately 8.1 million active customers in our banking vertical.
●	Approximately 136 thousand active customers in our credit vertical.
●	Approximately 1.7 million active customers in our e-commerce & on-demand services platform vertical.
●	Approximately 2.0 million active customers in our investments vertical.
●	Approximately 0.8 million active customers in our insurance brokerage vertical.

●	Approximately 20 thousand active customers in our cross-border services vertical.

Reserve and Lending Requirements

The requirements set by the Central Bank for compulsory deposit and credit has a significant impact on the results of financial institutions in Brazil. Increases or decreases in such requirements may have an impact on our operational results by limiting or expanding the amounts available for commercial credit transactions. We believe that, considering the current regulation, we have enough assets to operate without significant constraints from reserve and lending requirements. As of December 31, 2021, 2020 and 2019, compulsory deposits represented 6.55%, 8.58% and 3.89% of our total assets, respectively. As of December 31, 2021, our capital adequacy ratio was 44.3%, significantly above the minimum requirements of 10.5%. We have historically been able to maintain our capital adequacy ratio above the minimum threshold by acquiring funds through equity offerings.

International Expansion

Our operations are currently concentrated in Brazil, but we plan to expand our operations internationally. As part of this strategy, in January 2022 we completed the acquisition of 100% of the share capital of USEND. We also expect to make investments to expand our e-commerce & on-demand services platform internationally, both to offer our existing customers a purchase option outside Brazil and to reach new customers outside abroad. See “Risk Factors — Risks Relating to our Business — We may be unable to identify, complete, integrate or obtain the benefits of past and future acquisitions.”

Critical Accounting Policies

Our Audited Financial Statements are prepared in accordance with IFRS issued by the International Accounting Standards Board (IASB). In preparing our Audited Financial Statements, we employ our judgment and make estimates and assumptions to calculate amounts recognized as assets, liabilities, income and expenses. If we are required to evaluate new and more complex issues, we may be required to conduct further studies, which could result in the recognition of amounts that deviate significantly from those previously estimated. Any such significant deviation may occur in the event of changes to initial conditions and assumptions. We believe that the following critical accounting policies are the ones most affected by our significant judgments and estimates in the preparation of our Audited Financial Statements.

Financial Assets and Liabilities

Determination of Fair Value

Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

When available, we determine the fair value of a financial instrument based in prices quoted on an active market for that instrument. A market is recognized as active if quoted prices are readily and regularly available and represent reliable and regular market transactions undertaken in a fair manner between independent parties.

For financial instruments with no prices quoted on active markets, fair value is determined using valuation techniques, which may include recent transaction prices undertaken between unrelated parties under fair market conditions, reference to the fair value of similar instruments, a discounted cash flow method or option pricing models. The valuation techniques we use include the maximum possible amount of verifiable data widely used by the market, relying as little as possible on specific internal estimates, and incorporate all factors that other market participants consider in determining a trading price which are consistent with widely recognized economic methodologies used by other market participants in pricing those financial instruments. The data used in valuation techniques reasonably represents market expectations and assessments of inherent risk and return factors of the valued financial instrument. We consider valuation techniques used and test them using observable market transaction prices for the same instrument or based on other observable market data.

Measurement of Expected Credit Loss

●	Financial assets: the loss is measured at the present value of the difference between the contractual cash flows and the cash flows that we expect to receive discounted at the effective rate charged.

●	Loan commitments: the loss is measured at the present value of the difference between the contractual cash flows that would be payable if the commitment were contracted and the cash flows that we expect to receive.
●	Financial guarantees: the loss is measured by the difference between the expected payments to repay the counterparty and the amounts that we expect to recover.

At each reporting period, we assess whether the credit risk of a financial asset has increased significantly through reasonable and sustainable information relevant and available without undue cost or effort, including qualitative, quantitative and prospective information. Prospective information is based on macroeconomic scenarios reassessed on a yearly basis or when market conditions so require.

We apply the three-stage approach for measuring the expected credit loss, in which financial assets shift from one stage to another according to changes in credit risk.

An asset will shift stages as its credit risk increases. If, in a subsequent period, the quality of a financial asset improves or the significant increase in previously identified credit risk is reverted, the financial asset may return to stage 1, unless it is a financial asset originated or purchased with credit recovery problems.

Public securities issued by the Brazilian government are considered low-credit-risk financial assets, pursuant to a study carried out by us.

We assess whether credit risk has significantly increased, on an individual or collective basis. For collective valuation purposes, financial assets are grouped based on shared credit risk characteristics, taking into account the type of instrument, credit risk classifications, the initial recognition date, the remaining term, sector, geographical location of the counterparty and other relevant factors.

Our credit risk and data modeling departments are responsible for defining the methodologies and modeling used to measure the expected loss in credit operations and to assess the evolution of the provisioned amounts on a recurrent basis.

These departments monitor the trends perceived in the provision for expected credit loss by segment, in addition to establishing an initial understanding of the variables that may trigger changes in provision, PD (probability of default) or LGD (loss given default).

Our Operating Segments

We report in the following business segments:

●	Banking. Our banking segment generates substantially all of our results and comprises a variety of banking products and services, including deposits, lending and advances to customers, among others. Each of our products and services are made available through our distribution channels throughout Brazil.
●	Securities. Through our securities segment, we provide services relating to the purchase, sale and custody of securities, portfolio management as well as the establishment, organization and management of investment funds. We derive income in this segment primarily through commissions and management fees we charge investors for the provision of these services.
●	Insurance brokerage. Through our insurance brokerage segment we offer warranties as well as life, property, auto (including against third-party claims), financial, lost or stolen credit card, dental, travel, credit protection insurance, under the brands Super Habitacional, Residencia Tranquila, Familia Tranquila. Income in our insurance brokerage segment derives from commissions that are recognized when it is probable that future economic benefits will flow to Inter Seguros.
●	Marketplace. In this segment, the provision of services for the sale of goods and/or services is offered through a digital platform for partners. The revenues in this segment are substantially derived from the commissions received for the sales and/or provision of these services.
●	Asset Management. Composed of the operations inherent to the management of the portfolios of funds and other assets (purchase, sale and risk management). Revenue comes mainly from commissions and administration fees charged to investors for providing these services.

●	Services. This segment consists of services in the collection and management of personal information, development and licensing of customized computer programs, development and licensing of non-customized computer programs and technical support, maintenance and other information technology services and recognizes the revenues during the contract period to the extent that the service is rendered.

Our other activities, which include activities related to billing, data, development and licensing of customizable and non-customizable software, IT, support and other IT-related services, are presented as “other.” We seek to meet the main needs and simplify our customers’ daily lives, both in financial services and in all other segments that are interconnected.

Our banking segment is our most significant segment in terms of both revenue and profit (loss) for the year.

Revenue by Segment

The table below shows the revenues of our reportable segments for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021		2020		2019
Revenue	(in millions of R$, except percentages)
Banking	2,056.1	92.5%	947.9	93.7%	731.3	102.7%
Securities	73.0	3.3%	22.9	2.3%	19.5	2.7%
Insurance brokerage	57.2	2.6%	34.6	3.4%	19.1	2.7%
Marketplace	183.8	8.3%	33.7	3.3%	0.0	0.0%
Asset management	22.9	1.0%	13.0	1.3%	0.3	0.0%
Services	14.3	0.6%	—	—	—	—
Total reportable segments	2,407.2	108.3%	1,052.1	104.0%	770.2	108.1%
Others	64.4	2.9%	3.3	0.3%	6.4	0.9%
Adjustments and eliminations(1)	(249.8)	(11.2)%	(40.9)	(4.0)%	(62.9)	(8.8)%
Total	2,221.8	100%	1,011.5	100%	712.2	100%
(1)	Adjustments and eliminations reflect differences in accounting policies applied in the financial information reported by operating segments, which are based on the accounting practices used by financial institutions authorized to operate by the Central Bank, and IFRS. For more information, see note 5 to the Audited Financial Statements.

Composition of Revenues

The following table sets forth a breakdown of the composition of our revenue for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021		2020		2019
	(in millions of R$, except percentages)
Interest income(1)	1,435.4	64.6%	942.8	93.2%	775.5	108.9%
Interest expenses	(543.2)	(24.5)%	(184.3)	(18.2)%	(256.7)	(36.0)%
Net interest income	892.2	40.2%	758.5	75.0%	518.8	72.8%
Revenue from services and commissions(2)	542.6	24.4%	257.1	25.4%	130.5	18.3%
Expenses from services and commissions	(100.3)	(4.5)%	(71.6)	(7.1)%	(56.6)	(8.0)%
Net result from services and commissions	442.3	19.9%	185.5	18.3%	73.8	10.4%
Income from securities(3)	745.6	33.6%	12.1	1.2%	62.5	8.8%
Net gains (losses) from derivatives(3)	(48.3)	(2.2)%	(54.4)	(5.4)%	4.2	0.6%
Other revenues	190.1	8.6%	109.9	10.9%	52.8	7.4%
Revenue	2,221.8	100.0%	1,011.5	100%	712.2	100%
(1)	Revenue from loans and financing granted by us and short-term investments in other financial institutions.
(2)	Revenue from fees and commissions, which include commissions, investment fund management fees and others.
(3)	Revenues from hedge operations through interest rate swaps and indexes, aiming to cover exposures in assets and liabilities related to the loan and funding portfolio.

Income Statement

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

The table below sets forth our consolidated income statement for the years indicated.

	For the Year Ended December 31,
	2021	2020	Variation

Consolidated Income Statement Data:	(R$million)
Interest income calculated using the effective interest method	1,435.4	942.8	52.3%
Interest expense	(543.2)	(184.3)	194.7%
Net interest income	892.2	758.5	17.6%
Revenues from services and commissions	542.6	257.1	111.0%
Expenses from services and commissions	(100.3)	(71.6)	40.1%
Net result from services and commissions	442.3	185.5	138.4%
Income from securities	745.6	12.1	6082.5%
Net gains / (losses) from derivatives	(48.3)	(54.4)	(11.2)%
Other revenues	190.1	109.9	73.0%
Revenues	2,221.8	1,011.5	119.6%
Other Income	—	109.2	(100.0)%
Impairment losses on financial assets	(595.6)	(213.7)	178.7%
Personnel expenses	(443.3)	(229.1)	93.5%

	For the Year Ended December 31,
	2021	2020	Variation
Consolidated Income Statement Data:	(R$million)
Depreciation and amortization	(94.3)	(43.7)	115.9%
Other administrative expenses	(1,311.0)	(641.3)	104.4%
Total other expenses (net of other revenues)	(2,444.1)	(1,018.6)	140.0%
Income from equity interests in affiliates	(8.8)	—	100.0%
Profit (loss) before income tax	(231.1)	(7.0)	3190.1%
Current income tax and social contribution	(52.4)	(13.2)	298.3%
Deferred income tax and social contribution	228.4	50.9	349.0%
Income tax benefit	176.0	37.7	366.7%
Profit / (loss) for the year	(55.1)	30.7	(279.5)%

Net Interest Income

Net interest income increased 17.6% to R$892.2 million in 2021 from R$758.5 million in 2020, primarily as a result of the following factors:

●	Interest income calculated using the effective interest method: Interest income calculated using the effective interest method increased 52.3% in 2021, compared to 2020, mainly due to interest income from interbank investments and interest income from loans and advances to customers.
●	Interest income from loans and advances to customers: Interest income from loans and advances to customers increased 67.9% in 2021, compared to 2020. This increase is primarily derived from growth in our credit card and real estate credit portfolios, which increased by 148.3% and 47.5%, respectively, comparing the portfolios as of December 31, 2021 and 2020.
●	Interest from amounts due from financial institutions: Interest from amounts due from financial institutions decreased 43.8%, or R$55.5 million, in 2021 compared to 2020. This decrease is mainly due to the lower volume of interbank investments made during 2021.
●	Interest expense: Interest expense increased 194.7%% to R$543.2 million in 2021 from R$184.3 million in 2020, primarily due to the increase in time deposits, which in turn was driven by the growth in the number of our customers compared to the prior period.

Net Result from Services and Commissions

Net result from services and commissions increased 138.4% to R$442.3 million in 2021 compared to R$185.5 million in 2020, mainly due to the following factors:

●	Revenue from services and commissions:Revenue from services and commissions increased 111.0% in 2021, compared to 2020, primarily as a result of the increase in card interchange fees (income received in connection with the use of our credit and debit cards by our customers). This was driven by an increase of our Card TPV in 2021 compared to 2020.
●	Expenses from services and commissions: Expenses on services and commissions increased 40.1% to R$100.3 million in 2021 from R$71.6 million in 2020, mainly due to the fees we are required to pay for maintaining our ATM services. Costs relating to ATM services include fees payable due to withdrawals made by our customers, which increased in the period as a result of an increase in the number of customers and costs related to keeping the ATMs with withdrawable cash. ATM managers have separate controls for each bank (e.g., which clients are allowed to use a given ATM or what fees are charged to each bank based on the amount of cash the bank stores in each ATM).

Income from securities

Income from securities increased 6,082.5% to R$745.6 million in 2021 from R$12.1 million in 2020, primarily due to the increase of our securities portfolio reflecting our investment of proceeds from the follow-on equity offering that we concluded in June 2021, as well as the improved return of Brazilian government securities that we hold, reflecting increases in the interest rates to which they are indexed.

Net gain (losses) from derivatives

In 2021, we recorded losses from derivative financial instruments of R$48.3 million compared to losses of R$54.4 million recorded in 2020. These results are derived from the reductions of the fair value of swap instruments.

Other revenues

Other revenues increased 73.0% to R$190.1 million in 2021 from R$109.9 million in 2020, mainly due to the aggregate effect of increases in various components of other revenues, including revenues from cards (which consists substantially of the result of the commercial agreement with Mastercard), portability revenue (related to the fees we charge to acquire loans that customers have remaining to be paid with other banks).

Other income

We reported no other income in 2021, while we reported other income in the amount of R$109.2 million in 2020. Other income reported in 2020 consisted primarily of changes in the fair value of the variable portion of our sale of 40% equity stake of Inter Seguros to Wiz in 2019. For more information on this sale, see “Business — Our History.”

Impairment losses on financial assets

Impairment losses on financial assets increased 178.7% to R$595.6 million in 2021 from R$213.7 million in 2020. This increase was proportional to the increase in our credit portfolio, which in turn was driven by the increase in the number of our customers. Our impairment provisions continued representing a similar percentage of our total credit portfolio. Our losses due to impairment of financial assets in 2021 and 2020 represented 3.5% and 2.4% of our total credit portfolio in 2021 and 2020, respectively. Likewise, our non-performing loans over 90-days due as of December 31, 2021, experienced a slight decline compared to December 31, 2020. Our non-performing loans over 90-days due represented 3.8% and 3.4% of our total credit portfolio in 2021 and 2020, respectively.

Personnel expenses

Personnel expenses primarily comprise fixed and variable employee compensation. Personnel expenses increased 93.5% to R$ 443.3 million in 2021 from R$ 229.1 million in 2020, mainly due to the increase in the number of our employees, which is consistent with the growth of our operations.

Income from equity interests in affiliates

Income from equity interest in affiliates was R$ 8.8 million in 2021, reflecting the recognition of our share of the net loss of our affiliate Granito, acquired in March 2021. There was no equity interest in affiliates recorded in 2020.

Other administrative expenses

Other administrative expenses increased 104.4% to R$1,311.0 million in 2021 from R$641.3 million in 2020. The chart below sets forth of our other administrative expenses by category for the years ended December 31, 2021 and 2020:

	For the year ended December 31,
	2021	2020
	(R$ million)
Data processing and informatics	(409.7)	(189.4)
Advertisement, publicity, publications and public relations	(145.3)	(55.4)
Taxation expenses	(146.8)	(69.7)
Communication	(103.7)	(81.9)
Bank expenses	(94.7)	(123.5)
Other administration expenses	(219.6)	(20.1)
Third party services	(85.1)	(47.5)
Rent, condominium fee and property maintenance	(33.2)	(18.6)
Portability expenses	(25.5)	(4.9)
Provision for contingencies	(19.0)	(14.2)
Granted discounts	(16.0)	(7.6)
Notary public and legal expenses	(12.8)	(5.1)
Water and energy expenses	(3.0)	(1.1)
Expenses for Serasa	(1.9)	(2.0)
Travel expenses	(0.4)	(0.3)
Gain (loss) from disposal of values and property	5.8	(0.0)
Total	(1,311.0)	(641.3)

The increase in our administrative expenses were primarily due to:

●	R$220.4 million increase in data processing and informatics services to R$409.7 million in 2021 from R$189.4 million in 2020, which resulted from our increased volume of data stored in cloud servers and volume of transactions we submit to credit and debit card companies. This increase in stored data and volume of transactions is a result of the increase in our number of customers and growth of Card TPV.
●	R$89.9 million increase in advertisement, publicity, publications and public relations to R$145.3 million in 2021 from R$55.4 million in 2020, which resulted from our increased investment in online advertisement.
●	R$77.1 million increase in taxation expenses to R$146.8 million in 2021 from R$69.7 million in 2020, which resulted from increased Brazilian taxes payable over our revenues (PIS/COFINS, Brazilian tax due on revenues and ISS, Brazilian value-added tax due on services).
●	R$199.5 million increase in other administration expenses to R$219.6 million in 2021 from R$20.1 million in 2020, which resulted from increased administrative expenses such as gas, transportation, miscellaneous reimbursements, insurance, advertisements, promotions, public relations, condominium fees and other items affected by our expansion in the period.

Profit (loss) before income tax

As a result of the foregoing, we reported a loss before taxes of R$231.1 million in 2021, compared to a loss before taxes of R$7.0 million in 2020, primarily due to the aforementioned expansion in our activities and the related increase in our costs to generate and support this growth.

Income tax benefit

Income tax benefit increased 366.7% to a benefit of R$176.0 million in 2021 from a benefit of R$37.7 million in 2020. The main variation between 2021 and 2020 comes from the higher amount of temporary differences arisen from provisions with impairment due to the increase in the amounts of loans and advances to customers carried out in 2021. For more information about the reconciliation of our current and deferred income tax and social contribution, see Note 32 to our Audited Financial Statements.

Profit (loss) for the year

As a result of the foregoing, profit (loss) for the year decreased 279.5%, to a loss of R$55.1 million in 2021 from a profit of R$30.7 million in 2020.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

The table below sets forth data derived from our consolidated income statement for the years indicated.

	For the Year Ended December 31,
	2020	2019	Variation

Consolidated Income Statement Data:	(R$million)
Interest income calculated using the effective interest method	942.8	775.5	21.6%
Interest expense	(184.3)	(256.7)	(28.2)%
Net interest income	758.5	518.8	46.2%
Revenues from services and commissions	257.1	130.5	97.1%
Expenses from services and commissions	(71.6)	(56.6)	26.5%
Net result from services and commissions	185.5	73.8	151.3%
Income from securities	12.1	62.5	(80.7)%
Net gains / (losses) from derivatives	(54.4)	4.2	(1,385.0)%
Other revenues	109.9	52.8	107.9%
Revenues	1,011.5	712.2	42.0%
Other income	109.2	—	—
Impairment losses on financial assets	(213.7)	(138.6)	54.2%
Personnel expenses	(229.1)	(169.2)	35.4%
Depreciation and amortization	(43.7)	(17.5)	150.0%
Other administrative expenses	(641.3)	(386.3)	66.0%
Total other expenses (net of other revenues)	(1,018.6)	(711.5)	43.1%
Profit / (loss) before income tax	(7.0)	0.7	1,126.8%
Current income tax and social contribution	(13.2)	(5.9)	124.7%
Deferred income tax and social contribution	50.9	35.5	43.1%
Income tax benefit	37.7	29.7	27.0%
Profit for the year	30.7	30.4	1.0%

Net Interest Income

Net interest income increased 46.2% to R$758.5 million in 2020 from R$518.8 million in 2019, primarily as a result of the following factors:

●	Interest income calculated using the effective interest method: Interest income calculated using the effective interest method increased 21.6% in 2020, compared to 2019, mainly due to interest income from interbank investments and interest income from loans and advances to customers.
●	Interest income from loans and advances to customers: Interest income from loans and advances to customers increased to R$809.6 million in 2020 from R$635.3 million in 2019. This 27.4% increase is primarily derived from credit card and real estate credit portfolios, which grew 128.3% and 37.8%, respectively, comparing the portfolios as of December 31, 2020 and as of December 31, 2019.
●	Interest from amounts due from financial institutions: Interest from amounts due from financial institutions decreased 9.3%, or R$13.0 million, in 2020 compared to 2019. This decrease is mainly due to the lower volume of interbank investments made during 2020.
●	Interest expense: Interest expense decreased 28.2% to R$184.3 million in 2020 from R$256.7 million in 2019, primarily as a result of a decrease in interest expenses related to time deposits and real estate letters of credit compared to the prior period reflecting a decline in CDI.

Net Result from Services and Commissions

Net result from services and commissions increased 151.3% to R$185.5 million in 2020 compared to R$73.8 million in 2019, mainly due to the net effect of the following variations:

●	Revenue from services and commissions: Revenue from services and commissions increased 97.1% in 2020, compared to 2019, primarily as a result of an increase in interchange fees, which grew 137.1%, totaling R$137.9 million in 2020, compared to R$58.2 million in 2019, as a result of the 94% increase in our Card TPV in 2020. This increase also reflects the success of the Inter Shop operation, which played an important role in generating service revenues.
●	Expenses from services and commissions: Expenses on services and commissions increased 26.5% to R$71.6 million in 2020 from R$56.6 million in 2019, mainly due to an increase in expenses paid to ATM service providers in connection with customers’ cash withdrawals and in the expenses with securities custodians, in each case reflecting the increase in our customer base and in the volume of customer transactions.

Income from securities

Income from securities decreased 80.7% to R$12.1 million in 2020 from R$62.5 million in 2019 primarily as a result of fair value losses realized on securities at fair value through other comprehensive income.

Gain (losses) from derivatives

In 2020, we recorded losses from derivative financial instruments of R$54.4 million compared to gains of R$4.2 million recorded in 2019, primarily due to the increase in the IGP-M index which increased to 23.1% from 7.3%, as of December 31, 2020 and 2019, respectively. These results are derived from hedge operations carried out for the purpose of reducing our exposure to changes in the IGP-M index on loans and advances to customers, specifically in relation to real estate loans and financing.

Other revenues

Other revenues increased 107.9% to R$109.9 million in 2020 from R$52.8 million in 2019, mainly due to growth in revenue with performance payments in card operations of R$75.2 million in 2020 (compared to R$24.6 million in 2019); and increase in foreign exchange revenues, to R$17.3 million in 2020 compared to R$6.0 million in 2019.

Other income

Other income was R$109.2 million in 2020, while we reported no other income in 2019. Other income reported in 2020 consists primarily of changes in the fair value of the variable portion of the sale of a 40% equity stake in Inter Seguros to Wiz in 2019.

Impairment losses on financial instruments

Impairment losses on financial instruments increased 54.2% to R$213.7 million in 2020 from R$138.6 million in 2019, mainly due to the increase in our loans and advances to customers, particularly with respect to our credit card portfolio (which has a higher degree of impairment risk when compared to our other products). Impairment losses on financial instruments are presented net of reversals and recovery of loans written off.

Personnel expenses

Personnel expenses are primarily composed of fixed and variable employee compensation. Personnel expenses increased 35.4% to R$229.1 million in 2020 from R$169.2 million in 2019, mainly due to an increase in the total number of our employees over the period.

Other administrative expenses

Other administrative expenses increased 66.0% to R$641.3 million in 2020 from R$386.3 million in 2019. The chart below describes each category of our other administrative expenses for the years ended December 31, 2020 and 2019:

	For the year ended December 31,
	2020	2019

	(R$ million)
Data processing and informatics	(189.4)	(109.2)
Bank expenses	(123.5)	(55.7)
Taxation expenses	(69.7)	(41.4)
Rent, condominium fees and property maintenance	(18.6)	(13.1)
Third party services	(47.5)	(29.1)
Advertisement, publicity, publications and public relations	(55.4)	(40.2)
Communication	(81.9)	(45.9)
Notary public and legal expenses	(5.1)	(2.4)
Granted discounts	(7.6)	(5.6)
Gain / (loss) from alienations of values and property	(0.03)	(0.4)
Water and energy expenses	(1.1)	(1.3)
Expenses for SERASA	(2.0)	(0.9)
Travel expenses	(0.3)	(0.6)
Portability expenses	(4.9)	(4.6)
Other administrative expenses	(20.1)	(23.0)
Provision for legal and administrative matters	(14.2)	(8.4)
Provision for loss of non-current assets held for sale	—	(4.3)
Total	(641.3)	(386.3)

The increase in our administrative expenses were primarily due to:

●	The R$80.2 million increase in data processing and informatics services to R$189.4 million in the year ended December 31, 2020, from R$109.2 million in the year ended December 31, 2019, which resulted from our increased volume of data stored in cloud servers and volume of transactions we submit to credit and debit card companies. This increase in stored data and volume of transactions is a result of the increase in our number of customers and growth of Card TPV;
●	The R$67.8 million increase in bank expenses to R$123.5 million in the year ended December 31, 2020, from R$55.7 million in the year ended December 31, 2019, which resulted from increased costs from fees payable on wire transfers made by our customers (which costs we incurred in their stead), costs with foreign exchange services and costs related to custody of securities. These increases were due to the increase in our number of customers and growth in our securities and foreign exchange services;
●	The R$36.0 million increase in communications expenses to R$81.9 million in the year ended December 31, 2020, from R$45.9 million in the year ended December 31, 2019, which resulted from our increased costs with telephony and call centers. These investments were a result of our increased number of customers; and
●	The R$28.3 million increase in taxation expenses to R$69.7 million in the year ended December 31, 2020, from R$41.4 million in the year ended December 31, 2019, which resulted from increased Brazilian taxes payable over our revenues (Pis/Cofins, Brazilian tax due on revenues, and ISS, Brazilian value-added tax due on services).

Profit (loss) before income tax

As a result of the foregoing, we reported a loss before taxes of R$7.0 million in 2020, compared to a profit before taxes of R$0.7 million in 2019.

Income Tax benefit

Income tax benefit increased 27.0% to a benefit of R$37.7 million in 2020 from a benefit of R$29.7 million in 2019. The tax benefit reported in 2020 was primarily due to the recognition of deferred tax assets resulting from provisions for impairment losses on loans and advances, hedge transactions and adjustment of financial assets to fair value, partially offset by the derecognition of deferred tax assets related to results from receivables from the sale of investments. The tax benefit reported in 2019 was primarily due to the recognition of deferred tax assets associated with provisions for impairment losses on loans and advances, fiscal losses and receivables from the sale of investments, partially offset by deferred tax expenses associated with adjustment of financial assets to fair value. For more information about the reconciliation of our current and deferred income tax and social contribution, see Note 32 to the Audited Financial Statements.

Profit for the year

As a result of the foregoing, profit for the year increased 1.0% to R$30.7 million in 2020 from R$30.4 million in 2019.

Liquidity and Capital Resources

Financial institutions operating in Brazil are subject to periodic measuring of their capital and capital standards based on their risk-weighted asset ratio. The parameters of this methodology are similar to international parameters used to measure minimum capital requirements under the Basel Accords. CMN Resolution No. 4,955 mandated the calculation by financial institutions of Reference Equity on a consolidated basis and established a minimum Reference Equity required for risk-weighted assets, or RWA.

As of December 31, 2021, Banco Inter’s capital adequacy ratio was 44.3%, an increase of 12.4 percentage points compared to December 31, 2020. This variation derived mainly from the completion of the follow-on offering concluded in June 2021.

As of December 31, 2020, Banco Inter’s capital adequacy ratio was 31.9%, a decrease of 7.5 percentage points compared to December 31, 2019. This variation derived mainly from the increase in credit operations and credit card limits, partly offset by the follow-on offering concluded in September 2020.

For more information on reserve and lending requirements, see “— Overview — Reserve and Lending Requirements,” above, and “Regulatory Matters — Capital Adequacy Guidelines.”

The table below sets forth Banco Inter’s Reference Equity and Banco Inter’s Capital Adequacy Ratio (as defined below) as of December 31, 2021, 2020 and 2019:

	December 31,			Variation
	2021	2020	2019	2021 x 2020		2020 x 2019
Reference Equity(1) (R$million)	7,955.2	3,078.0	2,123.1	158.5%		45.0%
Capital Adequacy Ratio(2)(3)(4)	44.3%	31.9%	39.4%	12.4	p.p.	-7.5	p.p.
(1)	Reference Equity (or regulatory capital) is the amount of capital available taken into consideration for purposes of determining the operating limits of Brazilian financial institutions, and is comprised of two tiers: Tier I capital and Tier II capital. Tier I capital is comprised of equity plus the balance of certain reserves, income and hybrid capital and debt instruments authorized by the Central Bank. Tier II capital, in turn, is comprised of revaluation reserves, reserves for contingencies, special earnings reserves related to undistributed mandatory dividends, preferred shares with cumulative dividends, certain subordinated debt and hybrid instruments and unrealized earnings related to adjustments to the market value of available-for-sale securities.
(2)	Pursuant to the Basel III guidelines, the capital adequacy ratio is calculated as the sum of Tier I and Tier II capital. Tier I consists of Primary Capital (less prudential adjustments (deductions that may compromise the financial institutions ability to withstand losses of Principal Capital) and Supplementary Capital calculated as set forth below in note (3))(hybrid debt and equity instruments that meet promulgated requirements under CMN Resolution No. 4,955). However, in order to improve the quality of the capital of financial institutions, Basel III restricts, for purposes of the breakdown of Primary Capital, the inclusion of financial instruments that do not demonstrate an effective capacity for the absorption of losses and requires a reduction of assets that, in certain circumstances, could affect the amount of the financial institution’s capital as a result of the low liquidity of its instruments, dependence on future earnings or difficulty in measuring amounts.

(3)	Primary Capital is calculated by adding the amounts corresponding to (1) capital stock, (2) capital reserves, revaluation reserves and profits, (3) unrealized gains arising from equity valuation adjustments, with the exception of items seen in item (7) below, (4) gains or retained earnings, (5) credit results accounts, (6) deposits into an escrow account to cover capital deficiencies, and (7) the balance of the positive adjustment to the market value of the derivative financial instruments used to hedge cash flow; subtracted from the amounts corresponding to (1) unrealized losses arising from equity valuation adjustments, except for those set forth in item (5) below, (2) shares or any other instruments issued by us that are authorized by the Central Bank to make up Primary Capital, as determined by CMN Resolution No. 4,955, acquired directly, indirectly or synthetically, including through (a) quotas of investment funds, in proportion to the participation of these instruments in the fund’s portfolio, (b) entities similar to financial institutions or (c) derivative transactions, including index derivatives, (3) accumulated losses or losses, (4) profit and loss accounts, (5) balance of negative adjustment to market value of the derivative financial instruments used to hedge cash flow and (6) the Prudential Adjustments set forth in article 5 of CMN Resolution No. 4,955.
(4)	Supplementary Capital is calculated by adding the amounts corresponding to the debt instruments authorized by the Central Bank that make up Complementary Capital, as determined by CMN Resolution No. 4,955; subtracted from the amounts corresponding to (1) funding instruments issued by an institution authorized to operate by the Central Bank or by an institution located abroad that exercises an activity equal to that of a financial institution in Brazil, which does not form part of a conglomerate, and (2) equity authorized to make up Complementary Capital, acquired directly, indirectly, or synthetically, including through (a) quotas of investment funds, in proportion to the participation of these instruments in the fund’s portfolio, (b) entities similar to the institution’s financial or non-financial entity controlled or (c) derivative transactions, including index derivatives.

Sources of Funds

As of December 31, 2021, we had R$500.4 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the expected cash flows from our operating activities will be sufficient to meet our working capital requirements, capital expenditures and our business plan in the ordinary course of business for at least the next 12 months.

We obtain funding for working capital and the acquisition of assets through our own resources and funding obtained from third parties, which we record as liabilities with financial institutions, liabilities with customers and securities issued, as described below:

●	Liabilities with Financial Institutions and Liabilities with Customers: we finance a portion of our operations through the following types of deposits:
●	Demand deposits: Customers deliver to us funds that will be available for transfer and withdrawal upon request.
●	Interbank deposits: Time deposits used by financial institutions and other institutions authorized by the Central Bank to transfer excess funds among each other in order to raise or invest such funds.
●	Time deposits: Customers deliver to us funds that will be available for withdrawal, together with the payment of interest, once a specific period of time elapses (as agreed between the parties).
●	Time Deposits with Special Collateral (Depósito a Prazo com Garantia Especial), or DPGE: Time deposits raised by financial institutions and guaranteed by the Credit Guarantee Fund (Fundo Garantidor de Créditos or FGC), and which may pay fixed or floating-rate interest.
●	Savings deposits: an investment option that is highly popular and accessible to customers. In addition to being guaranteed by the Brazilian government, savings accounts are regulated by the Central Bank. Earnings on savings accounts are regulated by law and are equivalent to up to 0.5% per month, depending on the variation in the SELIC rate, over the amount deposited plus the variation in the reference rate. Amounts that are held in savings accounts for a duration of less than one month do not earn interest. The Central Bank imposes a reserve requirement of 20.0% for savings deposits. For more information, see “Regulatory Matters — Regulations affecting liquidity in the Brazilian financial market — Savings deposits.”
●	Bank Certificates of Deposit: A bank certificate of deposit is a promise to pay the deposit amount, plus an agreed-upon inflation adjustment and interest, exclusively issued by banks and having a maturity of over 18 months, as set forth under Law No. 4,728, of July 14, 1965, as amended. After our certificate of deposit is issued by us, the credit against us, in relation to the principal and interest, may not be subject to impounding, attachment, sequestration or seizure, or any other constraint that prevents the payment of the sum deposited and related interest. The deposit certificate, however, may be seized due to the obligations of its holder.
●	Securities issued:
●	LCIs: Fixed-income securities backed by real estate loans and collateralized by a conditional sale or property mortgage, and issued pursuant to Law No. 10,931, of August 2, 2004, as amended. Real estate bills of credit confer upon their holder a credit right against the issuer at par value, plus interest and, if applicable, any agreed-upon inflation adjustment. An LCI may benefit from an additional guarantee of a financial institution and can be collateralized by one or more real estate credits. An LCI’s principal amount, however, cannot exceed the total amount of real estate credits held by the issuer. The maturity date of the LCI cannot be longer than the term of any of the real estate credits secured by it.
●	LCAs: Registered bills of credit that are freely traded and represent a promise of payment in cash. LCAs are instruments that may be enforced without prior court confirmation of their terms and conditions and that are exclusively issued by public or private financial institutions and secured by agribusiness credit rights issued pursuant to Law No. 11,076, of December 30, 2004, as amended. The principal amount of an LCA may not exceed the total amount of its underlying agribusiness credit rights.
●	Financial Bills: Registered credit instruments, transferable and freely traded, exclusively issued by financial institutions and other institutions authorized to operate by the Central Bank, having a maturity of no less than one year pursuant to Law No. 12,249, of June 11, 2010, as amended. A Financial Bill is an instrument that may be enforced without prior court confirmation of its terms and conditions and that can be foreclosed upon irrespective of the existence of an encumbrance, and can, depending on the return criteria, result in a redemption amount below the issuance amount.
●	Real Estate Secured Bonds (Letras Imobiliárias Garantidas), or LIGs: a fixed income security issued by banks and similar financial institutions, as well as credit, financing and investment associations, mortgage companies and savings and loan associations. Established pursuant to Law No. 13,907, LIGs were designed to stimulate the Brazilian real estate market and are based on the “covered bonds” model developed outside of Brazil. LIGs, which are transferable and freely tradeable, are secured by assets held by a fiduciary agent, which has the obligation to protect the interests of LIG investors, monitoring the condition of the LIGs and their underlying portfolio of assets. LIGs are the only bank funding security that does not become immediately due in the event of bankruptcy of the issuing financing institution. Upon any such bankruptcy, the portfolio of assets will fall under the management of the fiduciary agent for the payment of amounts due to investors.
●	Borrowings and Onlendings: Refer to the onlending of real estate financing from Caixa Econômica Federal as described in note 21 to our Audited Financial Statements.

We have access to several local and external sources of financing from different types of investors (individuals, companies, pension funds, investment funds and banks, among others). Our decision to obtain a particular source of funding is dependent on relevant customer demands and the characteristics of the funding (interest rate, terms and applicable indices, for example). Historically, we have diversified our sources of financing, in order to better manage our liquidity and maintain a high cash balance that has enabled us to efficiently withstand liquidity pressures. We have maintained liquidity ratios significantly above the minimum threshold, and seek through our funding policy to extend maturity terms in order to maintain our current cost levels.

We periodically assess our liquidity and minimum capital requirements consistent with our policy of raising funds and managing treasury not only to meet regulatory requirements, but also to ensure efficient management of our resources. We believe that when necessary we will have the ability to obtain resources from various local and external sources and different categories of investors (including individuals, companies, pension funds, investment funds and banks, among others). The decision to use one or another source of financing takes into account customer demand and the characteristics of the operation (rates, maturities and indices, among others).

Accordingly, we believe that we will be able to meet our working capital needs as they arise.

Liquidity

Our asset and liability management policy is focused on ensuring that our cash position complies with Central Bank rules. In particular, the policy is intended to ensure sufficient liquidity to cover any short-term obligation such as deposit withdrawals, granted credit lines and other funding or liabilities at maturity.

Our risk department is responsible for monitoring the liquidity levels, cash position and liquidity KPIs. The treasury department is in charge for diversifying the funding basis, as well as managing the cash (and cash equivalent) positions.

At the end of 2021, the ratio between our current assets and current liabilities was higher than 2.0, demonstrating a strong cash position to cover the short-term obligations. The total cash and cash equivalents (including bonds and securities) is approximately $16 billion of which more than R$10 billion is considered as Ativos Líquidos de Alta Qualidade (or High Quality Liquid Assets, a category of assets defined pursuant to Central Bank regulation that are expected to remain liquid in markets during periods of stress and to remain easily and immediately convertible into cash with low or without losses). In terms of funding concentration, the top 10 clients have less than 3% of the total funding position, indicating a diversified funding basis.

Based on our level of funding and our ability to obtain access to funding, we believe that our liquidity position is sufficient to cover any short-term obligations and to support the business needs and/or opportunities.

Indebtedness

As of the date of this prospectus, we are not a borrower under any individually material loan or financing agreements. We have previously held time deposits with special collateral provided by the FGC. As of December 31, 2021, 2020 and 2019, we held no such time deposits. We do not hold time deposits, as we have opted to obtain funds mainly through demand deposits from our broad and less expensive customer base.

Limitations on Incurring Indebtedness

As we are not a borrower under any material loan and financing agreements, we are not subject to material limitations on the incurrence of additional indebtedness, dividend distributions, sales of assets, issuances of new securities or changes of control that may be imposed as a result of such agreements.

Financial institutions are, however, subject to operational limitations established by the CMN and Central Bank. These limits include:

●	maintaining a reference equity compatible with the risks inherent to our activities;
●	a limitation on total funds invested in fixed assets equivalent to a maximum of 50% of our reference equity (see “Liquidity and Capital Resources”);
●	a limitation on exposure per customer equivalent to a maximum of 25% of our reference equity; and
●	minimum paid-in capital limits and equity for operation.

Limitations on Uses of Funding

Our use of funding to originate further loans and invest in other financial assets is contingent on maintaining a capital adequacy ratio, above the regulatory minimum threshold of 10.0% (our Capital Adequacy Ratio was 44.3% as of December 31, 2021). Pursuant to the Basel III guidelines, the capital adequacy ratio is calculated as the sum of Tier I and Tier II capital. Tier I consists of Primary Capital less prudential adjustments (deductions that may compromise the financial institution’s ability to withstand losses of Principal Capital) and Supplementary Capital (hybrid debt and equity instruments that meet promulgated requirements under CMN Resolution No. 4,955). However, in order to improve the quality of the capital of financial institutions, Basel III restricts, for the purposes of the breakdown of Primary Capital, the inclusion of financial instruments that do not demonstrate an effective capacity for the absorption of losses and requires a reduction of assets that, in certain circumstances, could affect the amount of the financial institution’s capital as a result of the low liquidity of its instruments, dependence on future earnings or difficulty in measuring amounts.

We are also subject to certain restrictions on risk concentration. As of December 31, 2021, the limit for our use of financing obtained through loans in connection with any individual or group of individuals acting individually or upon mutual interest was R$1,988.8 million (equivalent to 25% of our reference equity of R$7,955.2 million). We are further subject to certain regulatory requirements related to compulsory deposits and reserves. For more information on such restrictions, see “Regulatory Matters — Regulations affecting liquidity in the Brazilian financial market.”

We periodically issue DPGEs (time deposits with special collateral) under two modalities: DPGE I (issued without collateral secured by the Credit Guarantee Fund) and DPGE II (issued with collateral secured by the Credit Guarantee Fund). Issuances of DPGEs are subject to regulatory limitations. As of the date of this prospectus, we did not hold time deposits with special collateral provided by the FGC.

Capital Expenditures

We intend to strengthen our position as a digital platform including financial and non-financial services. On the financial side, we offer a diverse array of products, such as a digital account, debit and credit cards, foreign exchange services, insurance, and investments, through an open platform, including our own investment products and those of third parties, a home broker and a number of investment fund products, with management fees cashback. On the non-financial side, Inter Shop is composed of an e-commerce platform and the sale of services such as cell phone recharges, parking payments, gift cards and mobile phone plans through InterCel.

In addition to our focus on constantly increasing sales of our existing products and the evolution of these products, we are continuously analyzing potential services to expand the Super-App offer.

We continuously seek acquisition opportunities and may in the future conduct other strategic acquisitions of companies that can complement our business model, as well as bring efficiency gains and scale to existing operations. To this end, we have a team dedicated to the evaluation of opportunities with a main focus on companies that offer solutions and skills focused on investment platforms and Shopping.

We have made significant investments in technology and innovation to permit us to launch new products and increase our customer base in relation to existing products. These investments seek to ensure the availability, stability and security of all transactions, in addition to offering better customer experience, greater agility in the development of new products and generating efficiency gains in the management of internal activities. We have identified opportunities in all of our operating segments. For instance, insurance for mobile equipment (gadgets such as smartphones and tablets). Through Inter Shop, we expect to expand our offering of travel-related products/services, offering hotel bookings. We also want to offer food delivery services and expand the number of partner-stores, as well as open the platform to non-account holders and internationalize our platform. In securities, we seek to expand our offering of investments fund products through a new platform and increase the visibility of investment communities.

We intend to pursue the following investments over the coming years:

●	Core banking: Project launched at the end of 2016 to consolidate our various systems into one single, integrated platform. The new systems are cloud-hosted and aim at ensuring the availability, scalability and security of our processes and services provided to customers. The business modules have already been implemented, having generated significant improvements in infrastructure, and are compatible with our new software architecture. In 2022, we plan to further upgrade these systems and invest R$27 million in such upgrade.
●	Card processor: Project with the objective of modernizing the infrastructure of our card processor, turning it highly scalable in order to support our exponential growth. In 2022, we expect to invest around R$16.5 million in this project. We expect the project to promote communication with Cloud AWS and our card processor’s main commercial partners.
●	InterPay: Launched in 2019 with the objective of entering the acquiring business, offering the first solution of card payment without the use of POS machines in Brazil, through the near field communication (NFC) technology present in new cards, had its scope increased with the purchase of Granito, aiming to encompass other solutions, such as Payment Link and Checkout. In 2022, we expect an investment of approximately R$7 million to further develop InterPay.
●	Inter mobile application: Our mobile application is our main platform. We believe that the evolution of the business model of digital banks will be focused on bringing the offer of services into a digital ecosystem which combines the supply of financial and non-financial products. In 2022, we intend to improve the user experience and user interface of our Super-App, in addition to expand the offer of products and services in the Super-App. In 2022, we expect an investment of approximately R$29 million to further develop our Super-App.
●	Inter Shop: Our e-commerce & on-demand services platform aggregates non-financial products and services such as shopping, parking, cell phone recharging and gift cards. In 2021, we opened this platform to non-account holders and intend to internationalize our offering of non-financial services. As such, we expect to see an increase in our total addressable market, target audience, as well as an improvement in the quantity and quality of the products and services we offer. To this end, we expect to invest R$27.8 million in products during 2022, including in technology, integrations and new partnership projects, as well as back-office, UX and UI improvements.
●	Customer Service: Digital service is the main channel of contact with customers. We continuously seek ways to improve our channels to better serve customers collaborating with the high NPS registered in recent years. In 2020, we improved our virtual service assistant, Babi, which brought agility to the service, automating a portion of calls, via chat, reducing customer waiting time. In 2021, we expanded our service channels, integrating new business process outsourcing tools, development and integration with new customer relationship manager tools, and service tools, such as Salesforce, both with the aim of creating more stability, reducing queues and increasing performance and quality. In 2022, we intend to invest R$ 1.3 million to improve our contact with our customers.
●	Internationalization: We intend to expand the offer our products and services, such as Inter Shopping, our investment platform, insurance brokerage and digital bank account, outside Brazil. In 2022, we expect to invest R$75 million with these kinds of initiatives.

In addition to the projects mentioned above, we have planned investments in foreign exchange, risk management, asset management, data security, direct debit, transaction reconciliation, international credit, operational risk platform and internal controls, process automation, system integrations, digital payroll lending, debt renegotiation processes, system improvements, as well as opening an office in the northern Brazil city of Recife, a center of our IT development and innovation.

Investments in the development of our new products and services is an integral part of the daily routine of all of our business departments working together with our product, business development, data governance and technology teams. We invested an aggregate R$ 164 million throughout 2021 in the above- mentioned initiatives.

Research and Development

We have not implemented a dedicated research and development structure. Our research and development model is based on continuous innovation in connection with which we (1) constantly conduct market surveys and activities and (2) continuously launch new products and services that we test and optimize in order to provide a platform that is sophisticated, agile and of high added value.

JOBS Act

We are an emerging growth company under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things; (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404; (2) provide all of the compensation disclosures that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (3) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (4) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of this Transaction or until we are no longer an “emerging growth company,” whichever is earlier.

Quantitative and Qualitative Disclosure about Market Risk

Information relating to quantitative and qualitative disclosures about these market risks is described below and in note 6 to our Audited Financial Statements.

Our financial risk management covers credit, market, liquidity and operational risks. Risk management activities are carried out by specific and specialized structures, according to policies, strategies and processes described for each of these risks with the objective of identifying and measuring possible impacts and solutions and ensuring the continuity and the quality of our business. Our model includes:

●	segregation of function;
●	specific structure for risk management;
●	defined management process;
●	decisions at various hierarchical levels;
●	clear norms and competence structure;
●	defined limits and margins; and
●	reference to best management practices.

Our risk management practices are designed to be in line with the recommendations of Pillar III of the Basel Committee for both qualitative and quantitative aspects.

Credit Risk

The definition of credit risk includes, among others:

●	Counterparty risk: possibility of a failure, by a given counterparty, to honor obligations regarding the settlement of transactions involving the trading of financial assets, including those related to the settlement of derivative financial instruments.
●	Principal risk: possibility of disbursements to honor sureties, guarantees, co-obligations, credit commitments, or other such operations of a similar nature.
●	Risk of intermediary: possibility of losses associated with a failure to comply with agreed financial obligations by an intermediary or a party to a covenant for loans and advances to customers.
●	Concentration risk: possibility of credit losses arising from significant exposure to a borrower or counterparty, a risk factor, a group of borrowers or counterparties related through common characteristics.

Credit risk management aims to identify, evaluate, control, mitigate and monitor risk exposure, to contribute to safeguarding our financial solidity and solvency and ensure alignment with shareholders´ interests.

Liquidity Risk

Liquidity risk is the possibility that we are not able to efficiently meet our expected or unexpected obligations, including those resulting from binding guarantees, without incurring significant losses. This also includes the possibility of us not being able to negotiate a sale of an asset at market price due to its volume in relation to the volume normally transacted or due to any discontinuity in the market. Our liquidity risk management structure is segregated and works proactively with the aim of monitoring and preventing any breach of limits on liquidity ratios.

Market Risk

Market risk is the possibility of losses due to changes in stock prices, interest rates, exchange rates, price indexes and commodity prices. In essence, market risk is the risk arising from movements in the markets to which Inter has exposure. Price indexes are also treated as a risk factor.

Operational Risk

Operational risk is defined as the possibility of losses resulting from failure, deficiency or inadequacy of internal processes, people and systems, or from external events. We have processes which aim to identify and, if possible, mitigate operational risks arising in its activities, minimizing the operational risks that are inherent to its business, complexity of products, services, activities, processes and systems.

Sensitivity Analysis/Stress Test

We perform the sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on profit or loss, providing a view of our exposure by risk factor in exceptional scenarios. The following table presents the estimated impact of three possible scenarios on the fair value of our market risk exposures:

Scenario I:   Probable situation which reflects the perception of our management in relation to the scenario with the highest probability of occurrence considering macroeconomic factors and market information observed in the period. Premise used: Increase or decrease of 1 basis point in the rates of each risk factor — the numbers presented represent the largest loss per risk factor and do not consider correlation.

Scenario II:   Projects a possible variation of 25 percent in the rates of each risk factor. The numbers presented represent the largest loss per risk factor and do not consider correlation.

Scenario III:   Project a remote variation of 50 percent in the rates of each risk factor. The numbers presented represent the largest loss per risk factor and do not consider correlation.

Banking and Trading Portfolios		As of December 31, 2021 Scenarios
Risk factors	Risk of Variation in:	Variation Rate Scenario I	Scenario I	Variation Rate Scenario II	Scenario II	Variation Rate Scenario III	Scenario III
		(in R$millions)
IPCA Coupon	Price index coupons	increase	(3,045)	increase	(378)	increase	(658,147)
IGP-M Coupon	Price index coupons	increase	(42)	increase	(6)	increase	(10,118)
Fixed	Fixed interest rates	decrease	(334)	decrease	(183)	decrease	(551,209)
TR Coupon	Interest rate coupons	increase	(813)	increase	(23)	increase	(226,744)

Source: Basel System and Market

Material Weakness in Internal Controls and Remediation

In connection with the audit of our financial statements for the fiscal year ended December 31, 2021, we and our independent registered public accounting firm identified certain material weaknesses in our internal controls. The material weaknesses identified relate to (i) lack of controls over accounting reconciliations, (ii) lack of controls over manual entries, (iii) lack of a processes for identification of significant disclosure, including market risk, acquisition of business and income tax reconciliation and (iv) lack of formal accounting policies.

We are in the process of implementing remedial measures with respect to the material weaknesses. These measures include implementation of new processes and procedures, modifying our internal controls to provide additional levels of review, implementation of new software solutions, training for staff and enhanced documentation. There can be no assurance that we will achieve that target or that our remediation efforts will be successful. See “Risk Factor — Regulatory, Political and Legal Risks — We have identified material weaknesses in our internal control over financial reporting. If we are unable to remedy these material weaknesses or fail to establish and maintain a proper and effective system of disclosure controls and internal controls over financial reporting, our ability to produce timely and accurate financial statements, our results of operations and our ability to operate our business or comply with applicable regulations may be adversely affected.”

SELECTED STATISTICAL AND OTHER INFORMATION

The tables below present select statistical information as required by the new subpart 1400 of Regulation S-K (previously Industry Guide 3).

In this section, averages are based on month-end averages, except for certain accounts which are presented based on quarter-end averages or based on the average between the beginning and end of the year amounts. The presentation of historical averages in this section on a daily, weekly or, in some cases, monthly basis would involve unreasonable effort and expense. Historically we prepared monthly financial information in accordance with the generally accepted accounting principles adopted in Brazil applicable to institutions authorized to operate by the Central Bank, or Bacen GAAP, — we did not measure all assets and liabilities on a daily or weekly basis as this information was not required under Bacen GAAP or by applicable local laws or regulations. Also, in compliance with CVM regulations in Brazil, we prepared annual financial statements in accordance with the IFRS. For some assets and liabilities the recognition, derecognition and measurement principals of Bacen GAAP and IFRS are the same, however, for certain assets and liabilities (e.g. loans and advances) there are differences between Bacen GAAP and IFRS. In this section, for accounts with no significant differences between Bacen GAAP and IFRS we present month- end averages. For certain accounts, where there are significant differences between Bacen GAAP and IFRS, the preparation of financial information in accordance with IFRS requires the collection of information from various internal and external sources, and we would not be able to obtain this information for each period without undue effort or expense. In these cases, we present averages based on quarter-end averages, in reliance on Rule 409 under the Securities Act.

Distribution of Assets, Liabilities and Equity

The return (or yield) was calculated by the amount of interest income or expense in the period divided by the average balance. The following table shows average balances, interest amounts and yields for our interest-earning assets, non-interest-earning assets, interest-bearing liabilities, non-interest-bearing liabilities and equity for the years ended December 31, 2021, 2020 and 2019.

	For the Year Ended December 31,
	2021			2020			2019
	Average Balance(1)	Interest Income (Expense)(2)	Average yield (assets) / rate paid (liabilities) (%)	Average Balance(1)	Interest Income (Expense)(2)	Average yield (assets) / rate paid (liabilities) (%)	Average Balance(1)	Interest Income (Expense)(2)	Average yield (assets) / rate paid (liabilities) (%)
	(in millions of R$, except percentages)			(in millions of R$, except percentages)			(in millions of R$, except percentages)
ASSETS
Interest-earning assets:
Loans and advances to customers, net of provision for expected loss(2)	13,166.9	709.7	5.4%	6,399.5	569.8	8.9%	4,042.8	474.0	11.7%
Amounts due from financial institutions(1)	1,112.5	71.1	6.4%	402.0	126.6	31.5%	208.8	139.6	66.9%
Securities(2)	10,102.2	745.6	7.4%	2,548.7	12.1	0.5%	539.4	62.5	11.6%
Total interest-earning assets	24,484.1	1,526.4	6.2%	9,366.0	995.8	7.9%	4,885.2	845.6	12.2%
Cash and cash equivalentes(1)	1,980.6	—	—	991.5	—	—	2,443.7	—	—
Derivative financial assets(1)	1,329.1	—	—	3,434.3	—	—	—	—	—
Compulsory deposits at Central Bank of Brazil(1)	143.5	—	—	15.3	—	—	238.1	—	—
Deferred tax assets(1)	431.4	—	—	155.3	—	—	49.4	—	—
Non-current assets held-for-sale(2)	128.8	—	—	123.7	—	—	104.4	—	—
Property and equipment(2)	155.6	—	—	105.7	—	—	91.3	—	—

	For the Year Ended December 31,
	2021			2020			2019
	Average Balance(1)	Interest Income (Expense)(2)	Average yield (assets) / rate paid (liabilities) (%)	Average Balance(1)	Interest Income (Expense)(2)	Average yield (assets) / rate paid (liabilities) (%)	Average Balance(1)	Interest Income (Expense)(2)	Average yield (assets) / rate paid (liabilities) (%)
	(in millions of R$, except percentages)			(in millions of R$, except percentages)			(in millions of R$, except percentages)
Intangible assets(2)	331.9	—	—	133.7	—	—	58.2	—	—
Equity accounted investes(2)	147.1	—	—	36.9	—	—	1.4	—	—
Other assets(2)	799.3	—	—	467.0	—	—	194.5	—	—
Total non- interest earning assets	5,975.6	—	—	5,553.6	—	—	3,206.4	—	—
Total Assets	30,459.7	1,526.4	5.0%	14,919.6	995.8	6.7%	8,091.6	845.6	10.8%
LIABILITIES
Interest-bearing liabilities:
Liabilities with financial and similar institutions(1)	3,523.6	(14.1)	-0.4%	1,205.5	(7.1)	-0.6%	654.5	(9.7)	-1.5%
Liabilities with customers(1)	15,550.0	(319.9)	-2.1%	8,009.6	(102.1)	-1.3%	3,469.9	(127.1)	-3.7%
Securities issued(1)	2,431.9	(207.7)	-8.5%	1,764.9	(73.6)	-4.2%	1,844.4	(117.7)	-6.4%
Borrowing and onlending(1)	31.5	(1.6)	-5.2%	28.6	(1.5)	-5.4%	30.7	(4.1)	-13.4%
Total interest-bearing liabilities	22,468.7	(543.2)	2.4%	11,008.7	(184.2)	-3.2%	5,999.5	(243.4)	-5.3%
Non-interest-bearing liabilities:
Demand Deposits(1)	46.3	—	—	47.5	—	—	3.0	—	—
Deferred tax liabilities(2)	21.6	—	—	5.1	—	—	4.6	—	—
Income tax and social contribution(1)	28.7	—	—	14.7	—	—	9.8	—	—
Other tax liabilities(1)	39.4	—	—	20.9	—	—	20.0	—	—
Provisions(2)	80.0	—	—	39.5	—	—	6.8	—	—
Derivative financial liabilities(1)	616.6	—	—	311.7	—	—	142.4	—	—
Other liabilities(2)	6,362.2	—	—	2,560.5	—	—	1,468.4	—	—
Share capital(1)	50.3	—	—	201.1	—	—	124.6	—	—
Reserves(2)	(192.4)	—	—	16.9	—	—	(1.1)	—	—
Other comprehensive income reserve(2)	(45.7)	—	—	(35.2)	—	—	(0.1)	—	—
(-) Treasury shares(1)	46.3	—	—	47.5	—	—	3.0	—	—
Equity + non-interest-bearing liabilities	7,910.1	—	0.0%	3,173.7	—	—	1,846.0	—	0.0%
Non-Controlling Interest	(81.0)	—	—	15.8	—	—	2.9	—	—
Equity + liabilities	30,459.7	(543.2)	-1.8%	14,919.6	(184.2)	-1.2%	8,091.6	(264.8)	-3.2%
(1)	Average amounts based on the average of the month-end balances within each applicable period, unless otherwise indicated.
(2)	Average amounts based on the average of the quarter-end balances within the period.
(3)	Total lines reflect the sum of averages presented in this table.

Changes in Interest Income and Interest Expenses; Volume and Rate Analysis

The following tables show the variations in our financial income and expenses as a result of the variations in the average volume of interest-earning assets and interest-bearing liabilities and changes in average interest rates occurred in the year ended December 31, 2021, compared to the year ended December 31, 2020, and in the year ended December 31, 2020, compared to 2019.

“Net Change” is calculated as the interest income or interest expense in the most recent year less the interest income or interest expense in the previous year. The increase or decrease due to changes in interest rates presented in the “Rate” column was calculated by multiplying the average amount of the interest- generating assets or the interest-bearing liabilities in the previous year by the difference in average interest rates between the two years (i.e. average rate of the most recent year less the average rate of the previous year). The increase or decrease due to changes in volume presented in the “Average Volume” column is the difference between the amount presented in the “Net Change” column and the amount presented in the “Rate” column.

	For the years ended December 31,
	2021/2020			2020/2019
	Volume(1)	Rate(2)	Net Change(3)	Volume(1)	Rate(2)	Net Change(3)

	(in millions of R$, except percentages)			(in millions of R$, except percentages)
ASSETS
Interest-earning assets:
Loans and advances to customers, net of
provision for expected loss	389.3	(249.4)	139.9	133.2	(37.5)	95.7
Amounts due from financial
instituions	45.4	(100.9)	(55.5)	60.9	(73.9)	(13.0)
Securities	682.9	50.6	733.6	4.4	(54.9)	(50.5)
Total interest-earning assets(4)	690.6	160.0	530.6	446.9	(296.7)	150.2
LIABILITIES
Interest-bearing liabilities:
Liabilities with financial and similar
institutions	(9.2)	2.3	(6.9)	(3.3)	5.9	2.6
Liabilities with customers	(155.1)	(62.7)	(217.8)	(57.8)	82.9	25.0
Securities issued	(57.0)	(77.1)	(134.1)	3.3	40.8	44.1
Borrowing and onlending	—	0.1	(0.1)	0.1	2.4	2.6
Total interest-bearing liabilities(4)	(500.6)	30.9	(469.6)	(126.4)	65.3	59.2
(1)	Average amounts based on the average of the month-end balances within each applicable period, unless otherwise indicated.
(2)	Average amounts based on the average of the quarter-end balances within the period.

Interest-Earning Assets: Average Interest-Earning Assets and Net Yield

The following tables analyze our levels of average interest-earning assets, net interest income and net yield on interest-earning assets, for the periods indicated.

	As of and for the Year ended December 31,
	2021	2020

	(in millions of R$, except percentages)
Average balance of interest-earning assets(1)	17,670.5	11,311.2
Net interest income and interest on securities	1,526.4	995.8
Net yield on interest-earning assets(2)	8.6%	42.4%
(1)	Average interest-earning assets are based on the average of the month-end balances for amounts due from financial institutions and reverse repurchase agreements and average of quarter-end balances within the period for loans and advances to customers (net of provision for expected loss) and securities.
(2)	Net interest income stated as a percentage of average interest-earning assets.

Maturity composition of investment in securities not carried at fair value through earnings

The following table analyzes our weighted average yield of each category of debt securities not carried at fair value through earnings. To calculate the weighted average yield, we segregate each type of debt security not carried at fair value through earnings by maturity profile, and calculate the average yield weighted by the outstanding balance within the specific categories. We do not have material amounts of non-taxable securities.

	Maturing
			After One Year	After five years		No
	As of	In one year	through five	through 10	After	Specific
	December 31, 2021	or less	years	years	ten years	Maturity
Fair value through other comprehensive income (FVOCI)
Financial Treasury Letters (LFT)	51%	2%	18%	33%	0%	0%
Debentures	4%	0%	2%	2%	0%	0%
Certificates of real estate
receivables	3%	0%	1%	2%	0%	0%
Commercial Promissory Notes	0%	0%	0%	0%	0%	0%
Investment fund quotas	0%	0%	0%	0%	0%	0%
Financial Letters	1%	0%	0%	0%	0%	0%
National Treasury Bonds
(NTN)	30%	0%	0%	0%	0%	0%
National Financial Treasury
Letters (LTN)	3%	0%	3%	20%	9%	0%
Weighted average yield	93%	2%	25%	55%	10%	0%
Amortized cost
Debentures	2%	0%	1%	0%	0%	0%
Financial Letters	0%	0%	0%	0%	0%	0%
National Treasury Bonds
(NTN)	5%	0%	0%	4%	1%	0%
Rural Product Bill	0%	0%	0%	0%	0%	0%
Weighted average yield	7%	0%	1%	4%	1%	0%
Total weighted average yield	100%	2%	26%	59%	11%	0%

Maturity and Composition of Loan and Other Financing Portfolio

The following table analyzes our loans and advances to customers’ portfolio by type and by the time remaining to maturity. Loans are stated before deduction of allowance for losses.

	Maturing
	As of	In one year	After one year	After five years
	December 31, 2021	or less	through five years	through 15 years	After 15 years
			(R$million)
Payroll Card	65.3	65.3	—	—	—
Credit Card	4,798.3	4,722.0	76.3	—	—
Overdraft Protection
Agreement	33.2	33.2	—	—	—
Checking Account Overdraft	12.9	12.9	—	—	—
Payroll Loans and Personal
Credit	3,467.9	36.7	226.3	3,204.9	0.0
Business Loans	3,017.2	2,218.4	795.2	3.5	—
Real Estate Loans	5,121.4	61.1	803.7	1,338.6	2,918.0
Rural Loans	700.2	590.6	109.5	—	—
Total loans and advances to customers	17,216.4	7,740.2	2,011.1	4,547.1	2,918.0

The following table analyzes our loans by category due after one year by whether interest is charged at a fixed or floating rate.

As of December 31, 2021	(R$million)
Payroll Card	65.3
Fixed Rate	65.3
Credit Card.	4,798.3
Fixed Rate	4,798.3
Overdraft Protection Agreement	12.9
Fixed Rate.	12.9
Checking Account Overdraft	33.2
Fixed Rate.	33.2
Payroll Loans and Personal Credit	3,467.9
Fixed Rate	3,467.9
Business Loans	3,017.1
Fixed Rate	2,434.3
Floating Rate	582.8
Real Estate Loans	5,121.4
Fixed Rate	232.1
Floating Rate	4,889.3
Rural Loans	700.2
Fixed Rate	700.2
Total loans with fixed rate	11,744.2
Total loans with floating rate	5,472.1
Total loans to customers	17,216.4

Summary of Loan Loss Experience

Allocation of Provision for Impairment Losses

The following table presents impairment losses by category of loans and sets forth the percentage distribution of the total provisions as of December 31, 2021, 2020 and 2019.

	As of December 31,
	2021			2020			2019
		% of	% of		% of	% of		% of	% of
		Total	Total		Total	Total		Total	Total
		loan	Loss		loan	Loss		loan	Loss
	Amount	portfolio	Allowance	Amount	portfolio	Allowance	Amount	portfolio	Allowance
	(in millions of R$, except percentages)
Payroll Card	65.3	0.4%	—	67.7	0.8%	—	80.4	1.7%	—
Credit Card	4,798.3	27.9%	—	1904.6	21.7%	—	783.5	16.4%	—
Overdraft protection agreement	12.9	0.1%	—	20.2	0.2%	—	—	0.0%	—
Checking account overdraft	33.2	0.2%	—	14.2	0.2%	—	—	0.0%	—
Payroll loans and personal credit	3,467.9	20.1%	—	1551.4	17.6%	—	922	19.3%	—
Business loans	3,017.2	17.5%	—	1582.9	18.0%	—	472.3	9.9%	—
Real estate loans	5,121.4	29.7%	—	3471.4	39.5%	—	2,519.20	52.7%	—
Rural loans	700.2	4.1%	—	177.6	2.0%	—	—	0.0%	—
Total loan portfolio(1)	17,216.4	100.0%	—	8,790.1	100.0%	—	4,777.4	100.0%	—
Payroll Card	(6.8)	(0.4)%	1.0%	(5.9)	(0.1)%	2.1%	(2.4)	(0.0)%	1.1%
Credit Card	(417.7)	(2.4)%	61.3%	(164.0)	(1.9)%	58.1%	(120.8)	(2.5)%	56.0%
Overdraft protection agreement	(9.7)	(0.6)%	1.4%	(0.6)	0.0%	0.2%	—	0.0%	0.0%
Checking account overdraft	(29.5)	(0.1)%	4.3%	(0.5)	0.0%	0.2%	—	0.0%	0.0%
Payroll loans and personal credit	(95.5)	(0.5)%	14.0%	(38.9)	(0.4)%	13.8%	(30.5)	(0.6)%	14.1%
Business loans	(16.0)	(0.9)%	2.4%	(5.8)	(0.1)%	2.1%	(10.1)	(0.2)%	4.7%
Real estate loans	(80.0)	(0.5)%	11.7%	(61.0)	(0.7)%	21.6%	(51.8)	(1.1)%	24.0%
Rural loans	(25.7)	(0.1)%	3.8%	(5.7)	(0.1)%	2.0%	—	0.0%	0.0%
Total loss allowance	(680.9)	(4.0)%	100.0%	(282.4)	(3.2)%	100.0%	(215.6)	(4.5)%	100.0%
Total loans and allowances to customers, net of loss allowance	16,535.5			8,507.7			4,561.8
(1)	Total loan portfolio means our total loans and advances to customers and does not include amounts due from financial institutions.

Our ratio of allowance for credit losses to total loan portfolio was generally consistent in the reported periods, representing 4.0% 3.2% and 4.5% on December 31, 2021, 2020 and 2019 respectively. The significance of the allowances for charge-offs relating to credit cards increased in our reported periods, representing 61.3%, 58.1% and 56.0% of our total loss allowance on December 31, 2021, 2020 and 2019, respectively, reflecting the growth of our credit card portfolio, which is derived from the overall growth of our customer base.

Allocation of Net Charge-Offs

The following table presents our net charge-offs by category of loans as of December 31, 2021, and as of December 31, 2020 and 2019.

	As of December 31,
	2021			2020			2019
			% of			% of			% of
		% of	Total		% of	Total		% of	Total
		Total	Net		Total	Net		Total	Net
	Average	Average	Charge-	Average	Average	Charge-	Average	Average	Charge-
	Amount(1)	Loans	Offs	Amount(1)	Loans	Offs	Amount(1)	Loans	Offs
	(in millions of R$, except percentages)
Payroll Card	64.0	0.5%	—	72.6	1.1%	—	85.4	2.1%	—
Credit Card	3,531.9	25.8%	—	1,259.1	18.9%	—	575.3	13.9%	—
Overdraft protection agreement	23.2	0.2%	—	11.6	0.2%	—	0	—	—
Checking account overdraft	31.3	0.2%	—	20.6	0.3%	—	0	—	—
Payroll loans and personal credit	2,737.6	20.0%	—	1,226.3	18.4%	—	828.8	20.0%	—
Business loans	2,341.2	17.1%	—	941.0	14.1%	—	361.1	8.7%	—
Real estate loans	4,490.4	32.8%	—	3,060.1	46.0%	—	2,294.70	55.4%	—
Rural loans	471.6	3.4%	—	59.5	0.9%	—	0	—	—
Total average loans outstanding(1)	13,691.1	100.0%	—	6,650.7	100.00%	—	4,145.3	100.0%	—
Payroll Card	1.3	2.1%	2.4%	0.8	1.1%	1.6%	1.5	1.8%	7.5%
Credit Card	27.6	0.8%	49.9%	30.7	2.4%	59.8%	8.4	1.5%	40.9%
Overdraft protection agreement	4.5	19.4%	8.1%	—	—	—	0.0	—	—
Checking account overdraft	1.3	4.0%	2.3%	2.9	14.0%	5.7%	0.0	—	—
Payroll loans and personal credit	10.4	0.4%	18.8%	7.0	0.6%	13.6%	4.8	0.6%	23.4%
Business loans	0.7	0.0%	1.3%	0.8	0.1%	1.6%	0.2	—	0.8%
Real estate loans	9.5	0.2%	17.2%	9.0	0.3%	17.5%	5.6	0.2%	27.4%
Rural loans	—	0.0%	0.0%	—	—	—	0.0	—	—
Total net charge-offs	55.4	0.4%	100.0%	51.3	0.8%	100.0%	20.4	0.5%	100.0%
(1)	Average amounts based on the average of the quarter-end balances within the period.

On December 31, 2021, our ratio of net charge-offs to total loan portfolio was 0.4%. This increase was primarily due to our greater emphasis and focus on our information quality processes, which lead to us identifying and revaluating an increased number of debtors in the year ended December 31, 2021. This increased focus was driven by the growth of our credit portfolio and improvements in our credit risk management practices. Our ratio of net charge-offs to total loan portfolio was generally consistent on December 31, 2020 and 2019 (representing 4.1% and 2.5%, respectively).

The significance of the net charge-offs relating to credit cards declined to 49.9% for the year ended December 31, 2021 compared to 59.8% for the year ended December 31, 2020. This was primarily due to the effect of the greater emphasis in information quality and credit risk management practices described above which resulted in the increase of payroll card charge-offs, thus decreasing the percentage that net charge- offs relating to credit cards represented of our total net charge-offs. This also reflects the maturity of the loans and subsequent default and charge-off of the loans outstanding to older customers. The significance of the allowances for charge-offs relating to credit card increased to 59.8% of our total net charge-offs for the year ended December 31, 2020 from 40.9% on December 31, 2019, reflecting the growth of our credit card portfolio, which is derived from the overall growth of our customer base.

Deposits

Composition of Deposits per type and yield

The following table presents, with average balances, the breakdown of deposits by category as of December 31, 2021, 2020 and 2019.

	For the Year Ended December 31,
	2021			2020			2019
	Average	Average rate		Average	Average rate		Average	Average rate
	Balance(1)	paid		Balance(1)	paid		Balance(1)	paid
	(in millions of R$, except percentages)
Time deposits:
Interest bearing	6,070	4.8%		3,277	2.8%		1,992	6.1%
Noninterest bearing	—			—			—
Total	6070			3277			6922
Demand deposits:
Interest bearing	—	n.m.	(2)	—	n.m.	(2)	—	n.m.	(2)
Noninterest bearing	8,266			4,122			1,244
Total	8,266			4,122			1,244
(1)	Average amounts based on the average of the month-end balances within each applicable year, unless otherwise indicated.
(2)	Not meaningful.

As of December 31, 2021, 2020 and 2019, all of our deposits were guaranteed by the Credit Guarantee Fund (FGC), up to the amounts covered by the FGC. See “Regulatory Matters — Credit Guarantee Fund.”

Maturity of Deposits

The following table sets forth information regarding the maturity of our uninsured time deposits as of December 31, 2021.

		Maturing
	As of December 31, 2021	Within 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total

	(R$ million)
Time deposits in excess of insured limit
Brazil	2,718.8	474.7	62.2	269.2	1,912.8	2,718.8
Total time deposits in excess of insured limit	2,718.8	474.7	62.2	269.2	1,912.8	2,718.8
Time Deposits in uninsured accounts
Brazil	—	—	—	—	—	—
Total time deposits in uninsured accounts	—	—	—	—	—	—
Total uninsured time deposits	2,718.8	474.7	62.2	269.2	1,912.8	2,718.8

Under Brazilian regulation, each individual or legal entity has an overall insured deposit limit, which does not change based on the number of accounts held by such individual or legal entity. In cases in which the same individual or legal entity had deposits with different maturities with us in excess of the insured limit, we allocated the uninsured portion of such deposits proportionally based on the volume of deposits in each maturity range.

Minimum Capital Requirements

Our capital indices were above the minimum requirements stipulated by Brazilian regulations as follows:

	As of December 31,
Basel III Requirements(1):	2021	2020	2019
Basel Index(2)	44.3%	31.9%	39.4%
Capital Index Level 1(3)	44.3%	31.9%	39.4%
(1)	According to CMN Resolution No. 4,193, for institutions pertaining to a prudential conglomerate in accordance with the Accounting Plan of the Institutions of National Financial System — Cosif, the Additional Principal Capital must be calculated on a consolidated basis.
(2)	Minimum Required Reference Equity (or Regulatory Capital) = 8% (from 2019).
(3)	Minimum Required Tier 1 Capital = 6.0% (since 2015).

	As of December 31
	2021	2020	2019
	(R$million)
Minimum Required Reference Equity (or Regulatory Capital) * RWA Amount(1)	1,436.3	771.4	431.1
(1)	Minimum Required Reference Equity (or Regulatory Capital) = 8% (from 2019).

The following table sets forth information regarding our capital adequacy as of December 31, 2021, 2020 and 2019, according to the regulations of the Central Bank and Basel III in force since October 1, 2013:

	As of December 31,
	2021	2020	2019

	(R$million)
Reference Equity(1)	7,955.2	3,078.0	2,123.1
Tier 1 Capital	7,955.2	3,078.0	2,123.1
Tier 2 Capital	—	—	—
Risk-Weighted Assets (RWA)	17,953.3	9,643.1	5,388.3
Credit Risk (RWACPAD)	16,198.4	8,064.3	4,102.3
Market Risk (RWAMPAD)	323.6	476.8	565.8
Operational Risk (RWAOPAD)	1,431.3	1,102.0	720.2
(1)	Reference equity is the amount of available capital taken into consideration for the purpose of determining the operating limits of Brazilian financial institutions, and is composed of two levels. Tier I capital is represented by the composition of equity plus the balance of certain reserves, income and hybrid capital and debt instruments authorized by the Central Bank. Tier II capital is composed of revaluation reserves, contingency reserves and special profit reserves related to mandatory dividends not yet distributed, preferred shares with cumulative dividends, certain subordinated debt instruments and hybrids, and related unrealized profits in the market value of securities available for sale.

MANAGEMENT

For the purposes of this section, references to the “Company,” “we,” “us” and “our” refer only to Inter & Co, Inc.

We are managed by our board of directors and by our senior management, pursuant to our Articles of Association and the Companies Act.

Board of Directors

Upon the completion of the Proposed Transaction, our board of directors will be composed of nine members. Each director is appointed for a two-year term, unless they resign or their office is vacated earlier, in which case such term shall be extended to the date on which such successor has been appointed. Directors appointed by the board of directors hold office until the next annual general meeting. Our Articles of Association do not include a mandatory retirement age. Our Articles of Association also allow additional directors to be appointed by ordinary resolution of our shareholders (requiring the affirmative vote of a simple majority of those shareholders attending and voting in person or by proxy at a quorate general meeting).

Pursuant to the SoftBank Shareholders’ Agreement, which will be executed concurrently with the SoftBank Roll-Up, Softbank Group Corp., an affiliate of SoftBank, will have the right to appoint one member of our board of directors for as long as it holds at least 5% of our share capital. For more information, see “Major Shareholders and Related Party Transactions — Shareholders’ Agreements.” We expect that our majority shareholders and Stone will amend their currently effective Banco Inter shareholders’ agreement to include Stone’s right to appoint one member of our Board of Directors for so long it holds approximately 4.5% of our share capital. For more information, see “Major Shareholders and Related Party Transactions — Shareholders’ Agreements.”

The following table presents the names, ages and positions of the members of our board of directors at the time we complete the Proposed Transaction.

Name	Age	Position
Rubens Menin Teixeira de Souza	66	Chairman
Maria Fernanda Nazareth Menin Teixeira de Souza Maia	44	Member
José Felipe Diniz	61	Member*
Leonardo Guimarães Corrêa	64	Member*
Cristiano Henrique Vieira Gomes	65	Member*
Luiz Antônio Nogueira de França	59	Independent Member*
André Guilherme Cazzaniga Maciel	40	Independent Member*
Carlos Henrique Carneiro de Medeiros	40	Independent Member*
Thiago dos Santos Piau	32	Independent Member*
*	Director nominee. Appointment subject to completion of the Proposed Transaction.

The members of our board directors are also members of Banco Inter board directors. The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is at Av. Barbacena, 1,219, Santo Agostinho — Belo Horizonte, Minas Gerais, Brazil, Zip Code 30190-131.

Rubens Menin Teixeira de Souza is the chairman of our board of directors. He holds a Degree in Civil Engineering from the Federal University of Minas Gerais — UFMG. He is a founder of Banco Inter S.A. and has served as the chairman of Banco Inter S.A.’s board of directors since its founding. Mr. Menin Teixeira de Souza is also a founder of MRV Engenharia, a publicly-traded company in Brazil, where he served as its chief executive officer until March 2014 and currently serves as the chairman of its board of directors. He is also the chairman of the board of directors of LOG Commercial Properties S.A., a publicly-traded company in Brazil, Urbamais Properties e Participações S.A., and forms part of the MRV Group. Rubens Menin Teixeira de Souza, chairman of our board of directors, is the father of João Vitor N. Menin T. de Souza, our CEO, and Maria Fernanda Nazareth Menin Teixeira de Souza Maia, member of our board of directors.

Maria Fernanda Nazareth Menin Teixeira de Souza Maia. Mrs. Maia holds a law degree from Milton Campos School of Law and a postgraduate degree in Economics and Corporate Law from the Getúlio Vargas Foundation — FGV EAESP. She is a member of the Corporate Law Committee of the Minas Gerais Bar Association — OAB/MG. Mrs. Maia acted as Executive Legal Manager and Chief

Legal Officer in MRV Engenharia until 2019. Ms. Maia is the daughter of Rubens Menin Teixeira de Souza, chairman of our board of directors, and sister of João Vitor N. Menin T. de Souza, our CEO.

José Felipe Diniz. Mr. Diniz holds a degree in economics from the Pontifical Catholic University of Minas Gerais. In addition to being our board member, he is also a managing partner of Santa Rosa Urbanismo and was Vice President of Communications at Sinduscon in the State of Minas Gerais from 2003 to 2005.

Leonardo Guimarães Corrêa is a member of our board of directors and treasury director of Banco Inter. Mr. Corrêa holds a degree in Economics from the Federal University of Minas Gerais — UFMG and a postgraduate degree in Finance from the Getúlio Vargas Foundation. Between 1982 and 1990, he worked at Lloyds Bank as treasury manager. From 1990 to 2000, he worked at J.P. Morgan, eventually holding the position of Treasury Officer for Brazil. Mr. Guimarães Corrêa was a member of Banco Pactual from 2000 to 2003. From 2003 to 2006, he was a member of Perfin Administração de Recursos, an independent funds manager specializing in managing investment funds. He has worked at MRV Engenharia until March 2019, as chief financial officer and investor relations officer.

Cristiano Henrique Vieira Gomes. Mr. Vieira Gomes holds a degree in Economic Sciences from the Pontifical Catholic University of Minas Gerais and a postgraduate degree in International Relations from Mary Ward University in the city of London in the United Kingdom. He has also completed coursework in International Banking from Manchester Business School in the city of Manchester in the United Kingdom and participated in the Advanced Management Program at INSEAD in the city of Fontainebleau in France. He joined Inter as Chief Commercial Officer, a position he held from 2011-2015, and was elected to our board of directors in May 2016. Before joining Inter, he was the chief financial officer of Banco Mercantil do Brasil S.A. from 2007 to 2008, and an entrepreneur in the real estate sector from 2000 until 2006. Mr. Vieira Gomes held a variety of positions at Banco Interatlantico S.A., including corporate executive officer and member of its credit committee in 1994, and served on its Executive Board for Marketing and Corporate Banking from 1996 until 1999. He also worked at Lloyds Bank PLC, where he eventually held the position of Senior Manager of Foreign Trade from 1982 until 1990. He has participated in associations, including the British Chamber — Rio de Janeiro from 1990 to 1999, the American Chamber — Rio de Janeiro from 1990 to 1999, the British Chamber — São Paulo from 1986 to 1990, Canning House — Latin American Society in the city of London from 1987 to 1989, and the Caxias do Sul Trade Association from 1984 until 1986. Currently, he works as a manager partner at MWC Ltd, a wine producing company in the Douro Valley region, in Portugal.

Luiz Antônio Nogueira de França. Mr. de França holds a degree in Civil Engineering from Mackenzie Presbyterian University of São Paulo in 1985. Between 2006 and 2015, he served as a mortgage loan officer at Banco Itaú Unibanco S.A., where he was also responsible for backoffice operations, products, treasury, and wholesale distribution and retail between 2012 and 2015. Mr. de França is currently president of the Brazilian Association of Real Estate Developers (Associação Brasileira de Incorporadoras Imobiliárias), chairman of the board of Renac and a partner at França Participações. Mr. de França was a member of Tecnisa’s board of directors between 2015 and 2017. From 2007 to 2011, Mr. de França was the director of FEBRABAN, president of ABECIP and a board member of the CNF. Additionally, he was chairman of the board of directors of Companhia Brasileira de Securitização, a financial services company.

André Guilherme Cazzaniga Maciel. Mr Maciel is the founder of Volpe Capital and was Managing Partner and Head of Brazil at SoftBank Group International until 2020. Previously, he was a co-founder of 30 Knots, a LatAm growth dedicated private equity fund. Formerly, he was a Managing Director at J.P. Morgan, head of Brazil Investment Banking Advisory, responsible for covering technology, telecom and media industries for Latam. With nearly 17 years at J.P. Morgan, 7 of which he was in New York, he has been involved in over 200 M&A and Capital Markets transactions. He started his career at J.P. Morgan Partners, the bank’s private equity arm. Mr. Maciel has a Bachelor’s Degree in Business Administration from EAESP- FGV and is fluent in English, Portuguese and Spanish.

Carlos Henrique Carneiro de Medeiros. Mr. Medeiros is a partner at SoftBank Group International and focuses primarily on businesses that involve commercial transactions, including digital advertising, payments, financial institutions and marketplaces across Latin America. Previously, for seven years Carlos led the direct investment practice at VR Investments in New York, focusing on core portfolio of public and private companies that are well positioned to benefit from secular changes in technology, demographics and politics, primarily in the United States and Europe. His previous experience includes investment banking at UBS in New York and a senior analyst position at Constellation Asset Management in Brazil. He holds an MBA from Columbia University and an undergraduate degree from FGV in Sao Paulo, Brazil.

Thiago dos Santos Piau. Prior to becoming Stone’s CEO in 2017, he was Chief Operations Officer and Chief Financial Officer at Stone. He is a partner at ACP Investment Ltd. — Arpex Capital, where he was responsible for the definition of the business strategy, investment structuring, merger and acquisition transactions and oversees the management of portfolio companies. In 2011, he founded Paggtaxi, where he served as a partner until 2013. Piau conducted studies in mechanical engineering at the Federal University of Rio de Janeiro from 2007 to 2011 and participated in the Key Executive Program at Harvard Business School in 2013. He also participated in the Owner President Manager Program at Harvard Business School in 2018.

Executive Officers

We have a centralized management team led by João Vitor N. Menin T. de Souza, our CEO, with broad experience in the financial services industry. The table below presents the names, age and position of our executive officers at the time we complete the Proposed Transaction.

Name	Age	Position
João Vitor N. Menin T. de Souza	39	Chief Executive Officer
Helena Lopes Caldeira	34	Chief Financial and Investor Relations Officer
Alexandre Riccio de Oliveira	40	Managing Director*
Priscila Salles Vianna de Paula	33	Chief Marketing & Customer Experience Officer*
Guilherme Ximenes de Almeida	41	Chief Technology Officer*
Ray Tarick Pereira Chalub	35	Chief Operations Officer*

*	Officer nominee. Appointment subject to completion of the Proposed Transaction.

The following is a brief summary of the business experience of our executive officers.

João Vitor N. Menin T. de Souza is the chief executive officer of Inter & Co and Banco Inter. He holds a degree in Civil Engineering from FUMEC and an MBA in Finance from IBMEC. He joined Banco Inter S.A. in 2004 and was elected to its board of directors in April 2005. Mr. Menin Teixeira de Souza became Banco Inter S.A.’s Executive Officer in April 2008 and chief executive officer in December 2015. He has extensive experience in the financial and capital markets, having worked on and/or led Banco Inter S.A’s main projects for the last ten years. Furthermore, Mr. Nazareth Menin Teixeira de Souza has been a member of the Decision-Making Council of the Associação Órbi since mid-2017, a not-for-profit association whose purpose is to encourage and support Brazilian innovation and technological entrepreneurship. João Vitor N. Menin T. de Souza is the son of Rubens Menin Teixeira de Souza, chairman of our board of directors, and brother of Maria Fernanda Nazareth Menin Teixeira de Souza Maia, member of our board of directors.

Helena Lopes Caldeira is the chief financial and investor relations officer of Inter & Co and Banco Inter. Ms. Lopes Caldeira joined the Banco Inter in 2016 and lead the business development team for a year, before moving to investor relations in 2017. In 2019, Helena became Inter’s investor relations officer and in early 2020 was elected as chief financial officer. She was part of some of Inter’s most important transactions such as its IPO at B3 in 2018, as well as three follow-on offerings in the following years, and key M&A deals. Formerly, Helena served as fixed income portfolio manager at Araújo Fontes (2009 — 2013) and as business development advisor at Grupo Ferreira Lopes (2014). Ms. Lopes Caldeira holds a Bachelor’s degree in Economics from Ibmec (2009), an MBA from London Business School (2016), and is certified by ANBIMA as Investment Manager (CGA).

Alexandre Riccio de Oliveira is the managing director of Inter & Co and vice president of technology, operations and finance of Banco Inter. He holds a degree in Civil Engineering from the Federal University of Minas Gerais — UFMG, and an MBA from the Kellogg School of Management, Northwestern University. He joined Banco Inter S.A. in 2013 as the superintendent of development, was elected an executive officer in April 2015, and vice president and investor relations officer in December 2015. Before joining Inter, Mr. Riccio de Oliveira worked as a consultant at The Boston Consulting Group from 2011 until 2013, as operations manager at Gerdau Ameristeel from 2006 until 2010 and as a consultant at Falconi from 2004 until 2006). Mr. Riccio de Oliveira was previously an entrepreneur in the area of sports nutrition.

Priscila Salles Vianna de Paula is the chief marketing & customer experience officer of Inter & Co and Banco Inter. Mrs. Salles Vianna de Paula holds a degree in Social Communications from Pontifical Catholic University of Minas Gerais and a postgraduate degree in Marketing and Business Management from Ibmec. Her professional experience includes a position in the institutional communications department in 2009 and a Marketing Analyst from 2009 until 2011 at RKM Engenharia Ltda. In 2011, she joined

Inter, where she held the position of Head of Marketing from 2011 until 2016, Executive Manager of Customer Relationships and Marketing from 2016 until 2018 and Superintendent of Marketing and CRM in 2018. She was elected to Inter’s Executive Board in 2019.

Guilherme Ximenes de Almeida is the chief technology officer of Inter & Co and Banco Inter. Mr. Ximenes de Almeida holds a degree in Electrical Engineering from the Mauá Institute of Technology, a postgraduate degree in Financial Management from INSPER (formerly IBMEC) and is currently studying to earn an Advanced Project Management Certificate from Stanford University. He joined Inter in 2015 as a technology manager responsible for digital products solutions. Before joining the Inter Group, he worked as a project coordinator and IT specialist at Smiles S.A. from 2012 until 2015 and at Gol Airlines from 2009 until 2012, as well as a systems consultant at Accenture from 2004 until 2009.

Ray Tarick Pereira Chalub is the chief operations officer of Banco Inter and of Inter & Co. Mr. Chalub graduated in Electronic and Telecommunications Engineering at PUC, in Belo Horizonte — MG, with an MBA in Project Management with an emphasis on IT and a Master’s in Business Administration with a focus on Innovation and Business Models. He joined Inter in 2015, having been elected Officer in January 2019, responsible for the areas of Digital Account, Means of Payment, Payroll Loan Operations and Process Operations.

The current business addresses for our executive officers is at Av. Barbacena, 1,219, 13th to 24th floors, Santo Agostinho — Belo Horizonte, Minas Gerais, Brazil, ZIP Code 30190-131.

Foreign Private Issuer Status

Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:

●	the majority independent director requirement under Section 5605(b)(1) of Nasdaq listing rules.
●	the requirement under Section 5605(d) of Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation.
●	the requirement under Section 5605(e) of Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors.

Cayman Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.

Controlled Company Exception

Upon completion of the Proposed Transaction, our controlling shareholder will beneficially own all of Inter & Co Class B Common Shares, representing approximately 80% of the voting power of our outstanding share capital (assuming that no Banco Inter Shareholder validly elects to receive Cash Redeemable Shares). As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election or appointment of directors is held by an individual, group or another company is a “controlled company.”

As a “controlled company,” we may elect not to comply with certain corporate governance standards, including the requirements that:

●	A majority of our board of directors consist of independent directors.

●	Our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.
●	Our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

For so long as we qualify as a controlled company, we may take advantage of these exemptions. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our common shares continue to be listed on Nasdaq, we will be required to comply with the corporate governance standards within the applicable transition periods.

Committees

Audit Committee

Our audit committee, which will consist of André Guilherme Cazzaniga Maciel, Carlos Henrique Carneiro de Medeiros and Luiz Antônio Nogueira de França will assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee will consist exclusively of members of our board of directors who are financially literate, and André Guilherme Cazzaniga Maciel is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that André Guilherme Cazzaniga Maciel, Carlos Henrique Carneiro de Medeiros and Luiz Antônio Nogueira de França satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act.

The audit committee will be governed by a charter that complies with Nasdaq rules and such charter will be posted on our website prior to the listing of our common shares on Nasdaq.

Upon completion of the Corporate Reorganization, the audit committee will be responsible for, among other things:

●	The appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services.
●	Pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services.
●	Reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit.
●	Obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and the Company consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence.
●	Confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law.
●	Reviewing with management, in separate meetings whenever the Audit Committee deems appropriate, any analyses or other written communications prepared by the Management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and other critical accounting policies and practices of the Company.
●	Reviewing, in conjunction with the Chief Executive Officer and Chief Financial Officer of the Company, the Company’s disclosure controls and procedures and internal controls over financial reporting.

●	Establishing procedures for the receipt, retention and handling of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
●	Approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transactions policy.

The audit committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event will meet at least four times per year.

Compensation and Nomination Committees

As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(d) which requires a compensation committee consisting entirely of independent directors. Similarly, as permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(e), which requires that director nominees be selected or recommended for the board’s selection either by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate or by a nomination committee comprised solely of independent directors.

After completion of the Proposed Transaction, we expect to establish a compensation committee composed of two independent directors and one non-independent director.

Advisory Board Committees at Banco Inter Level

People and Compensation Committee

Banco Inter has a People and Compensation Committee to assist Banco Inter’s board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to its directors and executive officers. Banco Inter’s People and Compensation Committee main attributions relate to drafting and proposing adjustments to Banco Inter’s Compensation Policy, Nominating and Appraising Policy and Management Succession Policy, as well as supervises the implementation of such policies. The People and Compensation Committee will be composed of three Banco Inter officers, two independent directors and two Banco Inter high-level employees.

The committee’s responsibilities also include:

●	Determining the criteria for compensation of managers;
●	Evaluating and proposing improvements to policies for people development, training, compensation, benefits, incentives and retention of talents;
●	Evaluating and proposing improvements to the methods of recruitment and hiring adopted by Banco Inter;
●	Evaluating means of monitoring the organizational climate;
●	Evaluating means of cultural intervention and evolution;
●	Evaluating potential candidates for positions of members of the management and key positions in Banco Inter’s subsidiaries and investees; and
●	Ensuring mapping and monitoring of potential talent to ensure a succession pipeline.

ESG Committee

As further described in “Summary of Inter—Recent Developments—Banco Inter’s annual shareholders meeting,” upon approval at Banco Inter shareholders meeting of April 28, 2022, Banco Inter will implement an ESG committee. Banco Inter’s ESG Committee will be responsible for assisting Banco Inter’s board of directors in defining Banco Inter’s ESG priorities and sustainability strategy, proposing ESG projects to Banco Inter’s board of directors and proposing changes to the structure and composition of management bodies and committees aiming to promote diversity in their decision-making, incorporate and maintain better governance practices.

The Banco Inter ESG committee will be supported by the management structure represented below:

Our corporate sustainability focus is on four macro themes:

●	ESG Strategy: contemplates corporate strategies in the main ecosystem verticals, searching for ESG goal maturity level for different areas
●	ESG Businesses: establishment of business and partnerships that add ESG value to our business
●	ESG Reputation: engagement of internal and external stakeholders through communication channels, participation on questionnaires, stamps, indexes and initiatives and, annual report ESG releases
●	Social Responsibility: practices of private social investment and corporate volunteering

After completion of the Proposed Transaction, we expect to migrate Banco Inter’s ESG committee to Inter & Co level.

Assets, indebtedness, and liquidity committee

Banco Inter’s assets, indebtedness, and liquidity committee consists of a minimum of four members elected by the board of directors of Banco Inter, with a term of up to two years each, reelection permitted. This committee assists the board of directors in issues related to, among others, Banco Inter’s exposure to market risk; the methodologies and controls related to market risk; and monitoring Banco Inter’s exposure. This committee meets at least monthly and whenever else necessary.

Operational risk, corporate governance and integrity committee

Banco Inter’s operational risk, corporate governance and integrity committee consists of a minimum of four members elected by the board of directors of Banco Inter, with a term of up to two years each, reelection permitted. This committee assists the board of directors in issues related to, among others, corporate governance; code of conduct; and other issues relating to identifying, mitigating, and monitoring operational risk. This committee meets at least monthly and whenever else necessary.

Credit risk committee

Banco Inter’s credit risk committee consists of a minimum of four members elected by the board of directors of Banco Inter, with a term of up to two years each, reelection permitted. This committee assists the board of directors in issues related to, among others, measuring, monitoring, and defining limits to Banco Inter’s credit risk.

Audit committee

Banco Inter’s audit committee consists of a minimum of three members elected by the board of directors of Banco Inter, with a term of up to five years each, reelection not permitted (members can only be elected to a new term at least three years after the end of their prior term). This committee assists the board of directors in issues related to, among others, selecting, monitoring, and removing the independent auditors; monitor the quality of any of Banco Inter’s financial statements; and monitoring the effectiveness of internal compliance controls.

Advisory Board

We have created an Advisory Board comprised of a diverse team of international professionals, with the strategic purpose of strengthening our capabilities on a number of topics such as internationalization and new markets, marketing, public relations, risks and drivers of growth.

João Vitor N. Menin T. de Souza. See “— Executive Officers.”

Rafaela de Oliveira Vitoria. Ms. Vitoria holds a degree in Economics from the Federal University of Minas Gerais — UFMG, an MBA from the Wharton School at the University of Pennsylvania and is a PhD candidate in Finance from Federal University of Minas Gerais — UFMG. She joined Banco Inter in February 2019 and is the chief economist and head of the research department. She previously served as superintendent of wealth management at BankBoston, coordinator of analysis and research at Kinea, corporate ratings officer for latin america at Standard and Poors and was a partner at Sonar Investimentos where she managed fixed income private credit investment funds. She is a postgraduate professor at Pontifícia Universidade Católica de Minas Gerais (PUC-MG) and Fundação Dom Cabral, in Belo Horizonte — MG. She holds CFA, CGA and CNPI certifications.

Michel Combes. Mr. Combes is currently the CEO of SoftBank Group International. He serves on boards of directors of SoftBank portfolio companies, as well as the boards of Philip Morris International, Etisalat Group, Televisa Univision and CTIA. Michel was president and chief executive officer of Sprint where he oversaw day-to-day operations, including building United States’ first mobile 5G network, offering customers the best value proposition, enhancing retail and digital distribution and improving customer experience. He also served on the Sprint board of directors. Mr. Combes was also chief executive officer and chief operating officer of Altice, chairman and chief executive officer of SFR Group, chief executive officer of Alcatel-Lucent, chief executive officer of Vodafone Europe, chairman and chief executive officer of TDF Group, and chief financial officer and senior executive vice president of France Telecom. Mr. Combes is a graduate of École Polytechnique, Télécom ParisTech and Paris Dauphine University.

Todd Chapman. Mr. Chapman holds a bachelor’s degree in history from Duke University and a Master of Science in Strategic Intelligence from the National Intelligence University. He recently retired from the U.S. Government after over 30 years as a career diplomat in the U.S. Foreign Service. As the U.S. Ambassador to Brazil from 2020 to 2021, he advanced a broad economic, security, and environmental agenda at the sixth-largest U.S. embassy in the world and coordinated support for over 275,000 U.S. residents in Brazil. Previously, he served as U.S. Ambassador to Ecuador from 2016 to 2019, where he revitalized the bilateral relationship and attracted new U.S. investments to Ecuador. His international experience through his career in the foreign service and in the private sector includes postings in Afghanistan, Bolivia, Costa Rica, Mozambique, Nigeria, Saudi Arabia, and Taiwan. Mr. Chapman was recently admitted into the American Academy of Diplomacy in Washington D.C. He is fluent in Spanish and Portuguese and has a working knowledge of Chinese and Arabic.

Beatriz Garcia Perez. Ms. Perez holds a Bachelor’s degree in business administration from Universidad Comercial de Deusto (Spain, 1992), an MBA from the Manchester Business School (United Kingdom, 1999), and a post-graduation in Ontological Coaching from Newfield Consulting, Rafael Echeverria’s coaching school. She is an independent consultant and executive coach collaborating since 1999 with different companies in Organizational Development initiatives. Specialized in complexity science, cultural anthropology and psychoanalysis, she studies human nature and connect those studies with the demands of changing business environments. Cultural transformation, trust building in uncertainty, engagement and empowerment are among her areas of expertise.

She started her career working at Accenture as a business process reengineering consultant. Ms. Perez is fluent in Spanish, English and Portuguese.

Corporate Governance, Code of Ethics and Integrity Program

We, both at Inter & Co and Banco Inter level, are committed to pursuing the best corporate governance practices. As such, we expect to in the future include more independent board members, increasing diversity amongst our board members and start performing at the Inter & Co level the yearly review of the performance of our board of directors and audit committee that we already conduct at Banco Inter level. Such reviews are conducted as individual assessments made by each board of directors or committee member on matters related to our business, support provided by committees, contributions of all members to the meetings, follow-up on discussions held, adequacy of the number of meetings held considering the nature and complexity of our business, documents and presentations provided for analysis and possible governance improvements with special focus on addressing conflicts of interest and increasing transparency and adequate disclosure. Additionally, in connection with the listing of Inter & Co BDRs, Inter & Co expects to apply to have its BDRs classified as Level II BDRs pursuant to Brazilian regulation, in which case Inter & Co will be required to comply with certain disclosure requirements set forth in the Brazilian regulation, including annually filing a formulário de referência (a document which contains financial, legal and operating information about the filer), providing quarterly financial information and certain periodical filings disclosing material events.

Banco Inter has adopted a code of ethics applicable to its board of directors and all employees, which covers a broad range of matters, including the handling of conflicts of interest, compliance issues and other corporate policies, such as insider trading and equal opportunity and non-discrimination standards. We intend to amend this code of ethics and approve it so that it applies to Inter & Co. Since its effective date in 2013, there have been no waivers of compliance with the code of ethics. Banco Inter last amended its code of ethics in 2021.

We have all of our employees and directors review our code of ethics when they start their employment or are elected, as applicable. We also inform each of our employees of any changes to our code of ethics.

With the objective of having all of our employees be familiar with our code of ethics, we organize training sessions with respect to our code of ethics for our employees every 12 months and have them take a test which requires the employee to get 70% of the questions correct in order to pass.

We also hire a third-party service provider to operate our whistleblower channel. Our whistleblower channel is open both to the general public and our employees. We use an independent provider to operate our whistleblower channel because we value the anonymity of whistleblowers and we do not tolerate any discrimination or retaliation against whistleblowers.

All of the tips received through our whistleblower channel are reviewed and investigated by our compliance department. The investigation seeks to ascertain what has happened while protecting the identity both of the whistleblower and the persons involved in any alleged unethical conduct. Once finished, investigation reports are shared with Banco Inter’s Ethics Committee, who is entitled to assess the matter and decide whether penalties or other actions should apply.

In 2021, we have not received tips regarding corruption on our whistleblower channel.

We use a system with three integrated topics to act ethically and integrally. The first topic, prevent, assists in the training of the personnel involved in the company and in the resolution of possible risks to our code of ethics in advance by utilizing the compliance risk assessments, code of conduct and compliance policies, and communication and training systems. Further, the detect topic is guided by three integrated systems of third-party due diligence, monitoring and testing, and ethics channel that actively search for possible inadequacies. Finally, we have the respond topic, where through reports, nonconformity management and internal investigations we can respond and resolve the problems with efficiency.

Through the strong foundation that we have built through this system we enable an environment that respects all the people, and we believe in our efficiency and ability to solve problems related to such topics.

After the completion of the Proposed Transaction, we expect to establish an investors’ relation department with presence in Brazil and in the United States. This department will be headquartered in the United States and will be led by Santiago Stel, an experienced professional with more than 15 years’ experience. Additionally, to the extent permitted by applicable law, we expect to allow online participation at our general meetings.

Compensation of Directors and Officers

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere. Our Articles of Association provide that Inter & Co’s Compensation Committee, if established, shall be responsible for approving the aggregate compensation of our directors and officers. While Inter & Co has no Compensation Committee, the aggregate compensation to be paid to our directors and officers is subject to approval at our annual shareholders meeting.

The members of Banco Inter’s board of directors are entitled to fixed compensation and to participate in Banco Inter’s stock option plans (see “ — Long-Term Incentive Plan,” below). Banco Inter’s executive officers are entitled to fixed and variable compensation and to participate in Banco Inter’s stock option plans. The variable compensation of Banco Inter executive officers is paid in cash as an annual bonus. Banco Inter directors and executive officers are not entitled to additional compensation for participating in Banco Inter committees.

Banco Inter executive officers and directors aggregate compensation is calculated and adjusted annually by Banco Inter’s People and Compensation Committee (see “ — Compensation and Nomination Committees,” above) and approved by Banco Inter Shareholders at the annual shareholders meeting. The individual compensation of each director and executive officer is set by Banco Inter’s board of directors. The aggregate compensation paid to Banco Inter executive officers and directors is set considering the current market practices and specific research conducted with respect to Banco Inter’s industry peers, as well as the official inflation indices published by the Brazilian government with the goal of ensuring that the compensation paid remains compatible with our goals and principles.

The payment of fixed compensation to Banco Inter executive officers and directors seeks to ensure stability for such people, as well as to attract and retain qualified professionals that may be able to contribute with our growth and profitability. The amount of fixed compensation depends on the amount of responsibility of each executive officer or director. The variable compensation of Banco Inter executive officers is paid based on the achievement of pre-established annual goals. This compensation aims to provide short-term interest alignment designed to incentivize the executive officers and their teams to deliver the best results possible. Banco Inter has a compensation policy which is revised yearly by its board of directors together with Banco Inter’s People and Compensation Committee.

For the years ended December 31, 2021, 2020 and 2019, the aggregate compensation expense for the members of the board of directors and executive officers of Banco Inter for services in all capacities was R$22.8 million, R$15.9 million and R$12.8 million, respectively, which includes both benefits paid in kind and compensation. No variable compensation/ annual bonuses were paid in the years of 2021, 2020 and 2019, to Banco Inter’s executive officers. The compensation reported above was paid by Banco Inter S.A., which was a listed company in Brazil, and not by Inter & Co directly. The tables below provide further detail on the compensation paid by Banco Inter to its executive officers and directors in the periods indicated.

	Board of Executive Officers Year ended December 31,						Board of Directors
	2021		2020		2019		2021		2020		2019
	(R$ thousand, except no. of members)
Number of members(1)		14.08		11.08		10.42		6.58		6.83		6.92
Highest compensation paid to an individual member	R$	4,382.0	R$	4,241.9	R$	4,231.4	R$	3,552.2	R$	2,940.0	R$	2,878.8
Lowest compensation paid to an individual member	R$	39.1	R$	56.6	R$	52.6	R$	153.3	R$	221.3	R$	274.0
Average compensation paid per member	R$	1,432.2	R$	1,423.6	R$	1,071.3	R$	812.8	R$	677.9	R$	660.5
(1)	Calculated based on the average number of members that did not waive compensation during the period.

	Board of Executive Officers Year ended December 31,			Board of Directors
	2021	2020	2019	2021	2020	2019

	(R$thousand, except percentages)
Total aggregate compensation	20,170.8	15,777.9	14,059.7	5,350.8	4,632.1	4,623.2
Compensation of members that are related parties of the controlling shareholder	—	4,257.9	4,152.1	—	3,233.6	3,153.2
Percentage of compensation of members that are related parties of the controlling shareholder in relation to total compensation paid	—	29.96%	29.53%	—	69.8%	68.2%

Employment Agreements

None of our executive officers have entered into employment agreements with us. None of our directors have entered into service agreements with us.

Long-Term Incentive Plan

Banco Inter currently has three effective Stock Option Plans for the benefit of its executives and employees, or LTIP. In connection with the Proposed Transaction, we intend to amend or restructure, as the case may be, the existing LTIP to provide for equity incentive awards with respect to Inter & Co Class A Common Shares, for the purpose of advancing the interests of our shareholders by enhancing our ability to motivate and reward eligible executives to perform at the highest level. The LTIP will govern the issuances of equity incentive awards with respect to Inter & Co Class A Common Shares from and after the completion of the Proposed Transaction.

In connection with the Proposed Transaction, the board of directors of Banco Inter may accelerate the vesting of all the outstanding options, so that up to 22,398,664 Banco Inter Shares (representing approximately 0.9% of Banco Inter’s current share capital) are issuable pursuant to the existing stock option plans prior to the Closing Date. We also intend to approve additional equity incentive awards under the LTIP. It is intended that the maximum number of Class A common shares initially available for issuance pursuant to equity incentive awards granted under the LTIP will not exceed 4.0% of our common shares outstanding at any given time. Our board of directors may adjust the number of Class A common shares available for issuance under the LTIP from time to time in its discretion.

Equity incentive awards may be granted to our employees, non-employee directors, officers, consultants or other individual service providers, as well as holders of equity compensation awards granted by a company that may be acquired by us in the future. Awards under the LTIP may be granted in the form of stock options, stock appreciation rights, restricted stock, restricted stock units (or RSUs), performance awards or other stock-based awards. Stock options and stock appreciation rights will have an exercise price determined by the administrator but that is no less than the fair market value of the underlying Class A common shares on the date of grant.

The vesting conditions for grants under the LTIP will be determined by our Board of Directors and, in the case of restricted stock and RSUs, will be set forth in the applicable award documentation. For stock options, the administrator will determine the exercise price of the option, the term of the option and the time or times at which the option may be exercised. Performance awards will be subject to performance conditions as specified by the administrator and will be settled in cash, Class A common shares, other awards, other property, net settlement or any combination thereof, as determined by the administrator in its discretion, following the end of the relevant performance period.

The LTIP will be administered by our Board of Directors.

Directors’ and Officers’ Insurance

Prior to the completion of the Proposed Transaction, we intend to contract civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

Share Ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in the section entitled “Major Shareholders and Related Party Transactions.”

INTER & CO — SHARE CAPITAL AND CONSTITUENT DOCUMENTS

For purposes of this section, references to the “Company,” “we,” “us” and “our” refer only to Inter & Co, Inc.

General

We were incorporated on January 26, 2021, as a Cayman Islands exempted company with limited liability with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act.

Our affairs are governed principally by: (1) our Articles of Association; (2) the Companies Act; and (3) the common law of the Cayman Islands. As provided in our Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

As of December 31, 2021, Inter & Co’s authorized share capital was US$50,000 divided into 5,000,000,000 shares of par value of US$0.00001 each, of which 228,521,790 have been issued as common shares of par value of US$0.00001 each and 37,718,654 have been issued as preferred shares of par value of US$0.00001 each. Immediately prior to the consummation of the Proposed Transaction, our authorized share capital will be subdivided to and our Articles of Association will provide for an authorized share capital of US$50,000 divided into 20,000,000,000 shares of a nominal or par value of US$0.0000025 each, comprised of 10,000,000,000 Class A common shares of a nominal or par value of US$0.0000025 each, 5,000,000,000 Class B common shares of a nominal or par value of US$0.0000025 each and 5,000,000,000 undesignated shares of a nominal or par value of US$0.0000025 each, all shares held by Costellis International Limited will be converted into our Class B common shares based on the Exchange Ratios and as if the shares were Banco Inter shares and all shares held by Hottaire International Limited will be converted into our Class A common shares based on the Exchange Ratios and as if the shares were Banco Inter shares. For more information, see “Major Shareholders and Related Party Transactions.”

We expect that Inter & Co Class A Common Shares will be listed on the Nasdaq Global Select Market, or Nasdaq, under the symbol “INTR.”

Each person owning Class A Common Shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Class A Common Shares. Persons wishing to obtain certificates for their Class A Common Shares must make arrangements with DTC.

Inter & Co Class B Common Shares will not be freely tradable and will not be listed on any exchange.

The following is a summary of the material provisions of our authorized share capital and our Articles of Association.

Share Capital

Our Articles of Association authorize two classes of common shares: Class A Common Shares, which are entitled to one vote per share and Class B Common Shares, which are entitled to 10 votes per share and to maintain a proportional ownership and voting interest in the event that additional Class A Common Shares are issued. Any holder of Class B Common Shares may convert his or her shares at any time into Class A Common Shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described below. See “— Anti-Takeover Provisions in our Articles of Association — Two Classes of Common Shares.”

Upon approval of the Proposed Transaction, our total authorized share capital will be US$50,000, divided into 20,000,000,000 shares with a par value of US$0.0000025 each, of which:

●	10,000,000,000 shares are designated as Class A Common Shares;
●	5,000,000,000 shares are designated as Class B Common Shares; and
●	5,000,000,000 shares are undesignated.

The remaining authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

If the Proposed Transaction is concluded, the same shareholders of Banco Inter will be shareholders of Inter & Co, except for the shareholders that exercise Withdrawal Rights or validly elect to receive Cash Redeemable Shares. Upon conclusion of the Proposed Transaction, Inter & Co will have up to 429,767,274 common shares issued and outstanding or issuable upon the cancellation of the Inter & Co BDRs to which they relate. Those common shares will be divided into:

●	312,730,169 Class A Common Shares and 117,037,105 Class B Common Shares, assuming that no Eligible Shareholder elects to receive Cash Redeemable Shares; or
●	283,500,478 Class A Common Shares and 117,037,105 Class B Common Shares, Assuming that Eligible Shareholders elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold.

Inter & Co may issue additional Class A Common Shares to fund the payment of the Cash Redemption Price.

Treasury Stock

At the date of this prospectus, we have no shares in treasury.

Issuance of Shares

Except as expressly provided in our Articles of Association, our board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act.

We will not issue bearer shares.

Our Articles of Association provide that at any time that there are Class A Common Shares in issue, additional Class B Common Shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (2) a merger, consolidation, or other business combination involving the issuance of Class B Common Shares as full or partial consideration; or (3) an issuance of Class A Common Shares, whereby holders of the Class B Common Shares are entitled to purchase a number of Class B Common Shares that would allow them to maintain their proportional ownership and voting interests in us (following our offer to each holder of Class B Common Shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B Common Shares as would ensure such holder may maintain a proportional ownership and voting interest in us pursuant to our Articles of Association).

In light of: (a) the above provisions; and (b) the ten-to-one voting ratio between Inter & Co Class B Common Shares and Class A Common Shares, holders of Inter & Co Class B Common Shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future. For more information, see “— Preemptive or Similar Rights.”

Fiscal Year

Our fiscal year begins on January 1 of each year and ends on December 31 of the same year.

Voting Rights

A holder of a Class B common share is entitled, in respect of such share, to 10 votes per share, while a holder of a Class A common share is entitled, in respect of such share, to one vote per share. The holders of Class A Common Shares and Class B Common Shares vote together as a single class on all matters (including the appointment of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

Our Articles of Association provide as follows regarding the respective rights of holders of Class A Common Shares and Class B Common Shares:

●	separate class consents from the holders of Class A Common Shares and Class B Common Shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares; however, the Directors may treat the two classes of shares as forming one class if they consider that both such classes would be affected in the same way by a proposal;
●	the rights conferred on holders of Class A Common Shares shall not be deemed to be varied by the creation or issuance of additional Class B Common Shares; and the rights conferred on holders of Class B Common Shares shall not be deemed to be varied by the creation or issuance of additional Class A Common Shares; and
●	the rights attaching to the Class A Common Shares and the Class B Common Shares shall not be deemed to be varied by the creation or issuance of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

As set forth in our Articles of Association, the holders of Class A Common Shares and Class B Common Shares, respectively, do not have the right to vote separately if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized Class A Common Shares and Class B Common Shares may be increased or decreased (but not below the number of shares of such class then outstanding) by both classes voting together by way of an “ordinary resolution,” which is defined in the Articles of Association as being a resolution (1) of a duly constituted general meeting passed by a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the meeting; or (2) approved in writing by all of the shareholders entitled to vote at a general meeting in one or more instruments each signed by one or more of the shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

Conversion Rights

Each Class B Common Share may be converted into one Class A Common Share (i) upon delivery of notice to Inter & Co, at its registered office, in the form described in our Articles of Association, or (ii) automatically upon any transfer of such Class B Common Share, whether or not for value, except for certain limited transfers described in our Articles of Association. Such transfers include transfers to affiliates, one or more trustees of a trust established for the benefit of the shareholder or their affiliates, and partnerships, corporations and other entities owned or controlled by the shareholder or their affiliates, as well as to a non-affiliate transferee that agrees in writing with us to make a tender offer or exchange offer to all holders of Class A Common Shares, pursuant to the tag-along rights contained in the Articles of Association as described in “— Transfer of Shares — Tag Along.”

Upon conversion of Class B Common Shares into Class A Common Shares, the resulting Class A Common Shares may be transferred, subject to any restrictions under applicable law.

As set forth in Inter & Co’s Articles of Association, each Class B common share will convert automatically into one Class A common share and no Class B Common Shares will be issued thereafter if, at any time, the total number of votes of the outstanding Class B Common Shares represents less than 10% of the voting share rights of the Company. Additionally, the holders of a majority of the then outstanding Class B Common Shares have the right to require that all outstanding Class B Common Shares be converted.

Preemptive or Similar Rights

The Class B Common Shares are entitled to maintain a proportional ownership and voting interest in the event that additional Class A Common Shares are issued. As such, except for certain exceptions, if we increase our share capital or issue common shares, we must first make an offer to each holder of Class B Common Shares to issue to such holder on the same economic terms such number of Class A Common Shares and Class B Common Shares, as applicable, as would ensure such holder may maintain a proportional ownership and voting interest. This right to maintain a proportional ownership interest may be waived by the holders of two-thirds of the Class B Common Shares pursuant to an SEC-registered public offering of Class A Common Shares. Pursuant to our Articles of Association, preemptive rights will be deemed waived to the extent a holder of Class B Common Shares does not exercise them within 30 days of us first making an offer to such holder of Class B Common Shares.

Equal Status

Except as expressly provided in our Articles of Association, Class A Common Shares and Class B Common Shares have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. In the event of any: (1) merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not we are the surviving entity), (2) tender or exchange offer to acquire any Class A Common Shares or Class B Common Shares by any third party pursuant to an agreement to which we are a party, or (3) tender or exchange offer by us to acquire any Class A Common Shares or Class B Common Shares, in each such case the holders of Class A Common Shares shall have the right to receive, or the right to elect to receive, the same form of consideration (as shall be adjusted, in the case of share or equivalent consideration, by the directors so as to account for the different economic and voting rights that exist or may exist between such consideration and the share classes) as the holders of Class B Common Shares, and (except as foresaid) the holders of Class A Common Shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B Common Shares.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, our board of directors may set a record date which shall not exceed 40 days prior to the date where the determination will be made.

General Meetings of Shareholders

As a condition of admission to a general meeting, a shareholder must be duly registered as a shareholder at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to us in respect of the shares that such shareholder holds must have been paid.

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per Class A common share and 10 votes per Class B common share.

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call annual general meetings; however, our Articles of Association provide that in each year Inter & Co will hold an annual general meeting of shareholders, within the first four months following the end of its fiscal year, provided that our board of directors has the discretion whether or not to hold an annual general meeting in 2021. For the annual general meeting of shareholders, the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors. Until the time Inter & Co creates a compensation committee that complies with Rule 5605(d) of Nasdaq listing rules (without relying on exemptions), the aggregate compensation to be paid to its directors and officers will be subject to shareholder approval at our annual shareholders meeting.

Also, we may, but are not required to (unless required by the laws of the Cayman Islands), hold other general meetings during the year.

General meetings of shareholders are generally expected to take place in Belo Horizonte, Brazil, but may be held elsewhere, including virtually, if the directors so decide.

Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than 21 clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

We will give notice of each general meeting of shareholders by publication on our website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, Nasdaq and SEC requirements. The holders of registered shares may be given notice of a general meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.

Holders whose shares are registered in the name of DTC or its nominee, which we expect will be the case for all holders of Class A common shares, will not be deemed to be shareholders or members of Inter & Co and must rely on the procedures of DTC regarding notice of general meetings and the exercise of rights of a holder of the Class A common shares.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-fourth of aggregate of the voting power of all shares in issue and entitled to vote upon the business to be transacted. If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, a second meeting may be called with at least eight days’ notice to shareholders specifying the place, the day and the hour of the second meeting, as the Directors may determine, and if at the second meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum. In respect of a separate class meeting (other than an adjourned meeting) convened to sanction the modification of class rights, the necessary quorum is persons holding or representing by proxy not less than two-thirds of the issued Inter & Co shares of the applicable class.

A resolution put to a vote at a general meeting shall be decided on a poll. Generally speaking, an ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting and a special resolution requires the affirmative vote on a poll of at least two-thirds majority of those shareholders entitled to vote who are present in person or by proxy at a quorate general meeting.Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Act and our Articles of Association.

Pursuant to our Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors or in his absence the vice-chairman of the board of directors. If the chairman or vice-chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman, nor the vice-chairman, nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of Inter & Co, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

In addition to the matters required to be approved by shareholders by Cayman Islands law, our Articles of Association provide that the following matters shall be approved by ordinary resolution (requiring the affirmative vote of a simple majority of those shareholders attending and voting in person or by proxy at a quorate general meeting), unless the Companies Act requires a special resolution (requiring the affirmative vote of at least a two-thirds majority of those shareholders attending and voting in present or by proxy at a quorate general meeting):

●	acquisitions where the issuance of Inter & Co shares (including shares issued pursuant to an earn- out provisions or similar type of provision and securities that are convertible, exercisable or exchangeable for Inter & Co shares) equals 20% or more of the pre-transaction outstanding shares or aggregate voting power outstanding of Inter & Co;
●	acquisitions where the issuance of Inter & Co shares (including shares issued pursuant to an earn- out provisions or similar type of provision and securities that are convertible, exercisable or exchangeable for shares) equals 5% or more of the pre-transaction outstanding shares or aggregate voting power outstanding of Inter & Co when an officer, director or shareholder who beneficially own 5% of the total outstanding Shares or voting power of Inter & Co has a 5% or greater interest in the target or assets to be acquired (or such persons collectively have a 10% or greater interest in the target or assets to be acquired);
●	transactions, other than a public offering, involving the sale, issuance or potential issuance by Inter & Co of Inter & Co shares (or securities that are convertible, exercisable or exchangeable for such shares), which alone or together with sales by officers, directors or shareholders who beneficially own 5% of the total outstanding shares or voting power of Inter & Co, equals 20% or more of the shares or voting power of the Company outstanding before the sale or issuance if such sale or issue price is lower than the closing price of Inter & Co shares the trading day immediately preceding the signing of the binding agreement in relation to such sale or issue or the average of the closing price of the shares the five trading days immediately preceding the signing of the binding agreement in relation to such sale or issue;

●	the issuance of Inter & Co shares (or securities that are convertible, exercisable or exchangeable for shares) that will result in a change of control of Inter & Co;
●	the adoption or material amendment of any incentive plan or equity compensation arrangement by Inter & Co other than in circumstances where shareholder approval would not be necessary pursuant to Nasdaq rules; and
●	a merger or spin-off involving Inter & Co, with one or more businesses or entities.

Liquidation Rights

If we are voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between us and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between us and any person or persons (including without limitation any bilateral or any multi-lateral set-off or netting arrangements between us and any person or persons) and subject to any agreement between us and any person or persons to waive or limit the same, shall apply our property in satisfaction of its liabilities pari passu and subject thereto shall distribute the property amongst the shareholders according to their rights and interests in us.

Changes to Capital

Pursuant to the Articles of Association, we may from time to time by ordinary resolution (requiring the affirmative vote of a simple majority of those shareholders attending and voting in person or by proxy at a quorate general meeting):

●	increase our authorized share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than its existing shares;
●	convert all or any of our paid-up shares into common shares and reconvert those common shares into paid-up shares of any denomination;
●	subdivide our existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution (requiring the affirmative vote of at least a two-thirds majority of those shareholders attending and voting in person or by proxy at a quorate general meeting), subject to confirmation by the Grand Court of the Cayman Islands on an application by Inter & Co for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Act and our Articles of Association, we may:

●	issue shares on terms that they are to be redeemed or are liable to be redeemed;
●	purchase our own shares (including any redeemable shares); and
●	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of our own capital.

Transfer of Shares

Class A Common Shares

Subject to any applicable restrictions set forth in the Articles of Association or applicable law, any of our shareholders may transfer all or any of his or her Class A Common Shares by an instrument of transfer in the usual or common form or in the form prescribed by Nasdaq or any other form approved by our board of directors.

The Class A Common Shares offered in the Proposed Transaction will be traded on Nasdaq in book- entry form and may be transferred in accordance with our Articles of Association and Nasdaq’s rules and regulations.

Class B Common Shares

Each Class B Common Share will be converted into one Class A Common Share automatically upon any transfer of such Class B Common Share, whether or not for value, except for certain limited transfers described in our Articles of Association. Upon conversion of Class B Common Shares into Class A Common Shares, the resulting Class A Common Shares may be transferred, subject to any restrictions under applicable law.

Our board of directors may, in its absolute discretion, decline to register any transfer of any common share which is not fully paid up to a person of whom it does not approve, is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share, to more than four joint holders or on which we have a lien. The board of directors may also decline to register any transfer of any common share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	the common shares transferred are free of any lien in favor of us; and
●	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

Tag-along

Our Articles of Association provide that, subject to certain exceptions, if, in one or a series of transactions, (i) the controlling shareholder transfers our Voting Control (as defined in our Articles of Association) to a person or group of persons acting in concert, or (ii) the controlling shareholder transfers all or part of its Common Shares to a person or group of persons acting in concert and such a person or group of persons reaches control of the Company within 12 months from the acquisition of the controlling shareholder’s Common Shares or from the receipt of payment by the controlling shareholder (such person or group of persons acting in concert described in (i) or (ii), the “new controlling shareholder”), then the new controlling shareholder shall make a tender offer or exchange offer (the “Offer”) to all holders of Class A Common Shares, pursuant to which the holders of Class A Common Shares shall have the right to elect to receive a price for each Class A Common Share equivalent to the weighted average price per share paid by the new controlling shareholder for the acquisition of Common Shares from the controlling shareholder during the 12-month period prior to the acquisition of Voting Control by the new controlling shareholder.

The new controlling shareholder shall commence the Offer within 30 days after the consummation acquisition of Voting Control; provided that if any filing with or approval by the SEC or other securities regulator or stock exchange is required under any applicable law in connection with such Offer, the new controlling shareholder shall make such applicable filings or seek such approval within 30 days after acquisition of Voting Control of the Company and procure that the Offer is commenced as soon as reasonably practicable thereafter.

Notwithstanding anything to the contrary herein, the obligation to make an Offer shall not apply:

●	if the transfer of Voting Control or the transfer of all or part of the controlling shareholder’s Common Shares occurs as a result of (i) a public offering, (ii) a business combination, (iii) a tender offer or exchange offer conducted by a third party and addressed to all holders of Class A Common Shares, or (iv) open market transactions at the stock exchange;
●	in connection with any transfer to Affiliates, heirs or successors of the controlling shareholder;
●	in connection with any transfer to one or more trustees of a trust established for the benefit of the controlling shareholder or an affiliate of the controlling shareholder;
●	in connection with any transfer to a partnership, corporation or other entity exclusively owned or controlled by the controlling shareholder or an affiliate of the controlling shareholder; or
●	in connection with any transfer to organizations that are exempt from taxation under Section 501(3)(c) of the United States Internal Revenue Code of 1986, as amended (or any successor thereto).

For the purposes of the tag along rights, “controlling shareholder” means a shareholder or group of shareholders holding the Voting Control and “Voting Control” means the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the Company.

Share Repurchase

The Companies Act and our Articles of Association permit us to purchase our own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf us, subject to the Companies Act, our Articles of Association and to any applicable requirements imposed from time to time by the SEC; or the applicable stock exchange on which our securities are listed, including Nasdaq.

Dividends and Capitalization of Profits

We have not adopted a dividend policy with respect to payments of any future dividend. We expect to adopt a dividend policy after the completion of the Proposed Transaction. Our board of directors has directed our officers to submit a proposed dividend policy within five months from the closing of the Proposed Transaction. Subject to the Companies Act, our shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to us. Except as otherwise provided by the rights attached to shares and our Articles of Association, all dividends shall be paid in proportion to the number of Class A Common Shares or Class B Common Shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); in each case other than: (1) any other share class with preference over Class A and B common shares eventually created, and (2) the partial payment of dividends to shares that are not fully paid up (as to par value).

The holders of Class A Common Shares and Class B Common Shares shall be entitled to share equally in any dividends that may be declared in respect of our common shares from time to time. In the event that a dividend is paid in the form of Class A Common Shares or Class B Common Shares, or rights to acquire Class A Common Shares or Class B Common Shares, (1) the holders of Class A Common Shares shall receive Class A Common Shares, or rights to acquire Class A Common Shares, as the case may be and (2) the holders of Class B Common Shares shall receive Class B Common Shares, or rights to acquire Class B Common Shares, as the case may be.

Appointment, Disqualification and Removal of Directors

We are managed by our board of directors. Our Articles of Association provide that the board of directors will be composed of at least two directors and such number of directors as a majority of directors in office may determine. Our Articles of Association do not include a mandatory retirement age. Our Articles of Association also allow additional directors to be appointed through ordinary resolution. Our Articles of Association provide that our board of directors must include at least 20% or two independent directors (whichever is greater).

Shareholders appoint directors through ordinary resolution, which requires the affirmative vote of a simple majority of those shareholders attending and voting in person or by proxy at a quorate general meeting. Each director shall be appointed for a two- year term, unless they resign or their office is vacated earlier, provided, however, that such term shall be extended beyond two years in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed).

For more information about the composition of our board of directors upon conclusion of the Proposed Transaction, including which directors are considered “independent” as that term is defined under Rule 10A-3 under the Exchange Act and Nasdaq rules applicable to audit committees, see “Management — Board of Directors.”

Upon the completion of the Proposed Transaction, the board of directors will have in place an audit committee. See “Management — Audit Committee.”

Grounds for Removing a Director

A director may be removed with or without cause by ordinary resolution (requiring the affirmative vote of a simple majority of those shareholders attending and voting in person or by proxy at a quorate general meeting). The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

The office of a director will be vacated automatically if he or she (1) becomes prohibited by law from being a director; (2) becomes bankrupt or makes an arrangement or composition with his creditors; (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (4) resigns his office by notice to us; or (5) has for three consecutive meetings of the board of directors been absent without permission of the directors, and the remaining directors resolve that his or her office be vacated.

Proceedings of the Board of Directors

Our business is to be managed and conducted by the board of directors. The quorum necessary for a board meeting shall be a simple majority of the directors then in office (but not less than two directors), and business at any meeting shall be decided by a majority of votes.

Subject to the provisions of our Articles of Association, the board of directors may regulate its proceedings as they determine is appropriate. Board meetings shall be held at least once every calendar quarter and shall take place either in Belo Horizonte, Brazil or at such other place, including virtually, as the directors may determine. The independent members of our board of directors will also hold meetings separate from the other members of our board of directors at least once every calendar quarter.

Subject to the provisions of our Articles of Association, to any directions given by ordinary resolution of the shareholders and Nasdaq listing rules, the board of directors may from time to time at its discretion exercise all of our powers, including, subject to the Companies Act, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our Company or of any third party.

Inspection of Books and Records

Holders of our shares have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or our corporate records. However, our board of directors may determine from time to time whether and to what extent our accounting records and books shall be open to inspection by shareholders. Notwithstanding the above, our Articles of Association provide shareholders with the right to receive annual financial statements, which may be satisfied by publishing the statements on our website or filing such annual reports as we are required to file with the SEC.

Register of Shareholders

The Class A Common Shares offered in the Proposed Transaction are expected to be held through DTC, and DTC or Cede & Co., as nominee for DTC, will be recorded in the shareholders’ register as the holder of Inter & Co Class A Common Shares.

Under Cayman Islands law, we must keep a register of shareholders that includes:

●	the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;
●	whether voting rights attach to the shares in issue;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

Under Cayman Islands law, our register of shareholders is prima facie evidence of the matters set out therein (i.e. the register of shareholders will raise a rebuttable presumption) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders. Upon the completion of the Proposed Transaction, the register of shareholders will be immediately updated to record and give effect to the issuance of new Class A Common Shares in the Proposed Transaction. Once the register of shareholders has been updated, the shareholders recorded in the register of shareholders should be deemed to have legal title to the shares set against their name.

However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Where the proposed activities of a company are to be carried out mainly outside of the Cayman Islands, the registrant can apply for registration as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company’s register of shareholders is not open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue shares with no par value;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company; and
●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Upon the completion of the Proposed Transaction, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, we currently intend to comply with Nasdaq rules in lieu of following home country practice after the completion of the Proposed Transaction.

Anti-Takeover Provisions in our Articles of Association

Some provisions of our Articles of Association may discourage, delay or prevent a change in control or management that shareholders may consider favorable. In particular, our capital structure concentrates ownership of voting rights in the hands of holders of Class B Common Shares. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control to first negotiate with our board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A Common Shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Two Classes of Common Shares

Our Class B Common Shares are entitled to 10 votes per share, while the Class A Common Shares are entitled to one vote per share. Since our controlling shareholder will own all of the Class B Common Shares, they will have the ability to elect a majority of the directors and to determine the outcome of most matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.

So long as the controlling shareholder has the ability to determine the outcome of most matters submitted to a vote of shareholders as well as our overall management and direction, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the appointment of directors. As a result, the fact that we have two classes of common shares may have the effect of depriving you as a holder of Class A Common Shares of an opportunity to sell Inter & Co Class A Common Shares at a premium over prevailing market prices and make it more difficult to replace our directors and management.

Preferred Shares

Our board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences.

Despite the anti-takeover provisions described above, under Cayman Islands law, our board of directors may only exercise the rights and powers granted to them under the Articles of Association, for what they believe in good faith to be in our best interests.

Protection of Non-Controlling Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Act, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that this winding up is just and equitable.

Notwithstanding the U.S. securities laws and regulations that are applicable to us, general corporate claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against us, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal; (2) an act which constitutes a fraud against the minority and the wrongdoers themselves are control shareholders; and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Restricted Shares

Except as disclosed under “Major Shareholders and Related Party Transactions — Shareholders’ Agreements,” no shareholders of Inter & Co have formal registration rights. Holders of restricted or control shares, entities controlled by them or their permitted transferees will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC.

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Act was modelled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders. For a summary of the material differences between the rights of Banco Inter Shareholders and holders of Inter & Co Shares, see “Comparison of the Rights of Holders of Inter & Co Shares and Banco Inter Shares.”

Mergers and Similar Arrangements

The Companies Act permits mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each company (requiring affirmative vote on a poll of at least than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting); and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation. Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the company in any foreign jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or property or any part thereof; and (iv) that no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d)within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies, in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;
●	the shareholders have been fairly represented at the meeting in question;
●	the arrangement is such as a businessman would reasonably approve; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions

When a takeover offer is made and accepted by holders of 90.0% of the shares to whom the offer is made within four months, the offer or may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits

Maples and Calder (Cayman) LLP, our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting or proposing to act illegally or beyond the scope of its authority;
●	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Corporate Governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve.

Under our Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure, the interested director may not vote in respect of any transaction or arrangement in which he or she is interested and the interested director shall not be counted in the quorum at such meeting.

Subject to the foregoing and our Articles of Association, our directors may vote compensation to themselves or any member of their body in the absence of an independent quorum. Our Articles of Association provide that, in the event a compensation committee is established, it shall be composed of such number of independent directors as is required by from time to time by Nasdaq rules (or as otherwise may be required by law).

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the certain rules optional to foreign private issuers. See “Inter & Co — Management — Foreign Private Issuer Status” and “Inter & Co — Management—Controlled Company Exception.”

Borrowing Powers

Our directors may borrow money and mortgage or charge our undertaking, property, assets (present and future), and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of ours or of any third party. Such powers may be varied by an ordinary resolution of shareholders (requiring the affirmative vote of a simple majority of those shareholders attending and voting in person or by proxy at a quorate general meeting).

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning ourselves or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not improperly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. With respect to the duty of directors to avoid conflicts of interest, our Articles of Association vary from the applicable provisions of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or Nasdaq listing rules, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

In addition to the above, under Cayman Islands law, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings. Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the above mentioned conflicts will be resolved in our favor. Furthermore, each of our officers and directors may have pre-existing fiduciary obligations to other businesses of which they are officers or directors.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.

A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to our Articles of Association and subject to any separate requirement under applicable law or Nasdaq listing rules, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Transactions with Interested Shareholders

The Delaware General Corporation Law provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution (requiring the affirmative vote on a poll of at least a two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting) of its members or, if the company resolves by ordinary resolution (requiring the affirmative vote of a simple majority of those shareholders attending and voting in person or by proxy at a quorate general meeting) that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act, we may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring the affirmative vote of at least a two-thirds majority of the votes of those shareholders attending and voting in person or by proxy at a quorate general meeting). Our Articles of Association also give our board of directors the authority to petition the Cayman Islands Court for our wind up.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under our Articles of Association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Also, except with respect to share capital (as described above), alterations to our Articles of Association may only be made by special resolution of shareholders (requiring the affirmative vote of at least a two-thirds majority vote of those shareholders attending and voting in person or by proxy at a quorate general meeting).

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, our Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring the affirmative vote of at least a two-thirds majority vote of those shareholders attending and voting in person or by proxy at a quorate general meeting).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights of our shares. In addition, there are no provisions in our Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Handling of Mail

Mail addressed to us and received at our registered office will be forwarded unopened to the forwarding address, which will be supplied by us. None of us, our directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

Cayman Islands Data Protection

We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands, or DPA, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment in us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

ELEGIBILITY FOR FUTURE SALE

Prior to this Proposed Transaction, there has been no public market for Inter & Co Class A Common Shares. Future sales of substantial amounts of Inter & Co Class A Common Shares in the public market after the Proposed Transaction, or the possibility of these sales occurring, could adversely affect the prevailing market price for Inter & Co Class A Common Shares or impair our ability to raise equity capital.

Upon the completion of the Proposed Transaction, Inter & Co will have an aggregate of up to 312,730,169 Class A Common Shares outstanding (assuming that no Banco Inter Shareholder validly elects to receive Cash Redeemable Shares). The Class A Common Shares delivered pursuant to the Proposed Transaction will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

Inter & Co Class B Common Shares will not be listed on any stock exchange which will subject to trading restrictions imposed by the Articles of Association of Inter & Co. Each Inter & Co Class B Common Share may be converted into one Class A Common Share (i) upon delivery of notice to Inter & Co, at its registered office, in the form described in Inter & Co’s Articles of Association, or (ii) automatically upon any transfer of such Class B Common Share, whether or not for value, except for certain limited transfers described in Inter & Co’s Articles of Association. Inter & Co Class B Common Shares may also be converted into Class A Common Shares in other circumstances. Upon conversion of Inter & Co Class B Common Shares into Inter & Co Class A Common Shares, the resulting Inter & Co Class A Common Shares may be transferred, subject to any restrictions under applicable law.

A total of 198,043,741 common shares (including Class A Common Shares and Class B Common Shares), representing 49.4% of Inter & Co outstanding shares will be held by our controlling shareholder, SoftBank and our shareholder Hottaire (assuming that no Banco Inter Shareholder validly elects to receive Cash Redeemable Shares). These shares will be “restricted securities” as that phrase is defined in Rule 144 under the Securities Act. Holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under the Securities Act. Sales of these shares in the public market (including sales of Class B Commons Shares, after converted into Class A Common Shares), or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions. As a result of the provisions of Rules 144, 701 or any other available exemption under the Securities Act, the restricted securities will be available for sale in the public market.

Equity Incentive Plans

We intend to file with the SEC a registration statement under the Securities Act covering the Inter & Co Class A Common Shares that Inter & Co may issue upon exercise of warrants or options or in connection with other equity compensation granted under the LTIP. Accordingly, shares registered under such registration statement may be available for sale in the open market following the effective date of such registration statement, if applicable. For more information, see “Inter & Co — Management — Long-Term Incentive Plan.”

Sales of these shares in the public market or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about Inter & Co. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of Inter & Co and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Inter & Co Class A Common Shares or the average weekly trading volume of Inter & Co Class A Common Shares on the during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about Inter & Co.

DESCRIPTION OF BDRS AND DEPOSIT AGREEMENT

The rights of BDR holders are set forth in a deposit agreement between us and Banco Bradesco S.A., as depositary of the BDR Program. There are differences between holding BDRs and holding shares.

In connection with the listing of Inter & Co BDRs, Inter & Co will be required to comply with certain disclosure requirements set forth in the Brazilian regulation, including annually filing a formulário de referência (a document which contains financial, legal and operating information about the filer), providing quarterly financial information and certain periodical filings disclosing material events.

Brazilian Depositary Receipts

Each BDR will represent one Inter & Co Class A Common Share, maintained in custody by the custodian in the offices of The Bank of New York Mellon, at 240 Greenwich Street New York, NY 10286, United States. Each BDR will also represent other securities, cash or other property which may be held by the depositary. The depositary’s office at which the BDRs will be administrated is located at Cidade de Deus, Predio Amarelo, 1st floor, Vila Yara, Osasco, São Paulo, Brazil, Zip Code: 06029-900 (Custody and Registrar Department).

As a BDR holder, you will not be treated as one of our shareholders and, as a result, you will not have any shareholder rights. The rights of Inter & Co shareholders are governed by Cayman Islands Law and the provisions of Inter & Co’s Articles of Association. See “Inter & Co — Share Capital and Constituent Documents.” The rights of BDR holders are governed by the laws of Brazil and the provisions of the deposit agreement.

The following is a summary of the material provisions of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read:

●	the rules and regulations applicable to BDRs, particularly CMN Resolution No.3,568, of July, 2008, CVM Instructions No. 332, as amended, CVM Resolution No. 80 and the Central Bank of Brazil Circular No. 3,691, of December, 2013, as amended; and
●	the deposit agreement, copies of which are available for review, from the date of the offering.

Deposit Agreement

Scope

The deposit agreement governs the relationship between Inter & Co and the depositary, with respect to the issuance, cancellation and registration, in Brazil, of the BDRs representing Inter & Co Class A Common Shares and held by the custodian. The deposit agreement also governs the actions of the depositary with respect to the management of the BDR program and the services to be performed by the depositary for holders of BDRs.

BDR registry book; ownership and trading of BDRs

Pursuant to the deposit agreement, the BDRs may be issued and cancelled, as the case may be, by means of entries in the BDR registry book, which will be kept by the depositary. The BDR registry book will record the total number of BDRs issued in the name of the depository, the fiduciary holder of the BDRs. The BDRs will be held and blocked in a custody account with the B3 Central Depository and held for trading on B3 after the offering.

Neither over-the-counter transfers of the BDRs, nor transfers of the BDRs conducted in any private transaction market other than B3 or in a clearinghouse other than the B3 Central Depository will be admitted. Any transfer of BDRs (including transfers made by U.S. persons) will be conducted through broker or custodians or institutions authorized to operate on B3.

Ownership of the BDRs is determined by entry of the beneficial holder’s name in the B3 Central Depository records, and evidenced by the custodial account statement issued by the B3 Central Depository. The B3 Central Depository will inform the names of the BDRs holders to the depositary.

Issuance and cancellation of BDRs

The depositary will issue the BDRs in Brazil after confirmation by the custodian that a corresponding number of Inter & Co Class A Common Shares were deposited with the custodian, and after confirmation that all fees and taxes due in connection with this services were duly paid, as set forth in the deposit agreement.

As a result, an investor may at any time give instructions to a broker or custodian to purchase shares on Nasdaq, to be further deposited with the custodian in order to allow the depositary to issue BDRs.

To settle a purchase of our share on Nasdaq in order to create a BDR, an investor will need to enter into a foreign exchange agreement, which must be done based on the BDR program certificate registered with the Brazilian Central Bank together with a broker certificate evidenced by the purchase of Inter & Co Class A Common Shares.

A holder of BDR may at any time request the cancellation of all or part of their BDRs, by giving instructions to a broker or custodian operating in Brazil to provide for the cancellation of the BDRs with the depositary, and delivering evidence that all fees and potential taxes due in connection with this service were duly paid, as set forth in the deposit agreement.

Issuance of BDRs Without Underlying Shares

In no event may the depositary issue BDRs without confirmation by the custodian that a corresponding number of shares were deposited with the custodian.

Dividends and Other Case Distributions

The depositary will distribute any dividends or other cash distributions paid by us in connection with the Inter & Co Class A Common Shares. The dividends will be paid to the depositary who will transfer them to the BDR beneficiary holders recorded in its books. The distributions will be made proportionately with the number of Inter & Co Class A Common Shares represented by BDRs. For distribution purposes, amounts in reais and centavos will be rounded to the next lower whole centavo.

Before making a distribution, any withholding taxes that must be paid under any applicable law will be deducted.

Share Distributions

In the event of distributions of Inter & Co Class A Common Shares or a share split or reverse split, the depositary will issue new BDRs corresponding to such new shares deposited with the custodian and will credit them in the depositary account. The depositary, in turn, will credit new BDRs to the beneficiary holders recorded in its books. The depositary will distribute only whole BDRs. If any fractions of BDRs result and are insufficient to purchase a whole BDR, the depositary will use its best efforts to add such fractions and sell them in an auction on B3, and the proceeds of the sale will be credited to BDR holders, proportionally with their holdings recorded in the depositary books.

Other Distributions

The depositary will use its best efforts to distribute to BDR holders any other distribution paid in connection with shares deposited with the custodian.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any BDR holder. We have no obligation to register BDRs, shares, rights or other securities under Brazilian legislation. We also have no obligation to take any other action to permit the distribution of BDRs, shares, rights or anything else to BDR holders. This means that you may not receive distributions we make on Inter & Co Common Shares or any value for them if it is illegal or impractical for us to make them available to you.

Pre-emptive Rights

If we offer holders of Inter & Co Class A Common Shares any rights to subscribe for additional shares or any other rights, the same rights will be offered to BDR holders through the depositary, which will exercise these rights directly or indirectly, in the name of the BDR holders that have instructed the depositary to do so. A BDR holder is free to exercise or negotiate such rights, subject to applicable law.

Changes Affecting Deposited Shares

If we do any of the following	Then all the following will apply

● Split up any of the deposited shares ● Reverse split shares ● Recapitalize, amalgamate, reorganize, merge, consolidate, sell all or substantially all of our assets or take any similar action
●
Each BDR will automatically reflect its equal value of the new deposited shares.
●
The depositary will effect an immediate cancellation of the BDRs required to reflect the new amount of Inter & Co Class A Common Shares deposited with the custodian.
●
The depositary will effect an immediate cancellation of the BDRs required to reflect the new amount of Inter & Co Class A Common Shares deposited with the custodian.

Voting of Deposited Shares

You have the right to instruct the depositary to vote the amount of Inter & Co Class A Common Shares represented by your BDRs. See “Inter & Co — Share Capital and Constituent Documents.” However, you may not know about a meeting sufficiently in advance to timely instruct the depositary to exercise your voting rights with respect to Inter & Co Class A Common Shares held by the custodian.

If we ask the depositary to ask for your instructions, the depositary will notify you of the upcoming meeting and will arrange to deliver our meeting materials to you. The materials will:

●	describe the matters to be voted on; and
●	explain how you, on a certain date, may instruct the depositary to vote the underlying shares as you direct.

For instructions to be valid, the depositary must receive them on or before the date specified in the notice to you. The depositary will try, to the extent practical, subject to Cayman law and the provisions of Inter & Co’s Articles of Association, to vote the underlying shares or other deposited securities as you instruct.

The depositary will use its best efforts to vote or attempt to vote Inter & Co Class A Common Shares held by the custodian only if you have sent voting instructions and your instructions have been timely received. If we timely request the depositary to solicit your voting instructions but the depositary does not receive voting instructions from you by the specified date, it will consider that there is no voting instruction to be followed and will not exercise the voting rights related to our common shares that it holds on your behalf.

We cannot ensure that you will receive voting materials in time to allow you to timely deliver your voting instructions to the depositary. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote and you may not have any recourse if your Inter & Co Class A Common Shares are not voted as you requested. In addition, your ability to bring an action against us may be limited.

Reports and Other Communications

The depositary will make available to you for inspection any reports and communications from us or made available by us at its principal executive office. The depositary will also, upon our written request, send to registered holders of BDRs copies of such reports and communications furnished by us under the deposit agreement.

Any such reports and communications furnished to the depositary by us will be furnished in Portuguese when so required under any Brazilian legislation.

Fees and Expenses

Persons depositing or withdrawing Inter & Co Class A Common Shares and Inter & Co BDR holders must pay:	For:
● R$0.10 per Inter & Co BDRs
●
Issuance of Inter & Co BDRs, including issuances resulting from a distribution of shares or rights or other property; and
●
Cancellation of Inter & Co BDRs for the purpose of withdrawal, including if the deposit agreement terminates

● R$50.00 per transaction	● Any transfer of the final beneficiary of Inter & Co BDRs not effected within B3

The cost of other services to be provided by the depositary to the holder of Inter & Co BDRs will be agreed between the depositary and the Inter & Co BDR holder requesting such services.

The depositary collects its fees for delivery and surrender of Inter & Co BDRs directly from investors depositing shares or surrendering Inter & Co BDRs for the purpose of withdrawal or from intermediaries acting for them. The depositary will charge for the services directly from the holder of Inter & Co BDR to be paid in the 15th day of each month or in the first business day after the service is provided to such holder.

The costs of the services described above will be adjusted yearly pursuant to the IPCA index or by other index that substitutes it.

Notwithstanding the foregoing, no fees for cancellation of Inter & Co BDRs will be charged from investors during the first 30 days after the Closing Date.

Amendment and Termination of the Deposit Agreement

Pursuant to Brazilian law, we may agree with the depositary for any reason to amend the deposit agreement and the rights granted by the BDRs without your consent. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, SWIFT, e-mail or fax transmission costs, delivery costs or other such expenses, or prejudices an important right of BDR holders, it will become effective only 90 days after the depositary notifies you in writing of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your BDRs, to agree to the amendment and to be bound by the new terms of the deposit agreement and the rights granted by the BDRs.

The depositary will terminate the deposit agreement, if we ask it to do so, by mailing a notice of termination to you at least 90 days before termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In addition, in the event that the depositary or the custodian shall be advised in writing by reputable independent Brazilian, Cayman Islands, or U.S. counsel, as the case may be, that the depositary reasonably could be subject to criminal, or material, civil liabilities, as reasonably determined by the depositary, as a result of our having failed to provide information or documents to the CVM, Nasdaq, the SEC or to any regulatory authority, the depositary shall have the right to terminate the deposit agreement, upon at least 90 days’ prior notice to you and us, and the depositary will not be subject to any liability on account of such termination or such determination.

After termination, for a period of up to ten days, the deposit agreement requires the depositary and its agents to do only the following under such deposit agreement:

●	collect dividends and other distributions on the deposited securities;
●	sell rights and other property; and
●	deliver shares and other deposited securities upon surrender of BDRs

Liability of Owner for Taxes

You will be responsible for any taxes or other governmental charges payable on your BDRs or on Inter & Co Class A Common Shares deposited with the custodian. See “Material Tax Considerations — Material Brazilian Tax Considerations.”

Limitations on Obligations and Liability to Holders of BDRs

The deposit agreement expressly limits our obligations and the obligations of the depositary, as well as our liability and the liability of the depositary. We and the depositary:

●	are obligated only to take the actions specifically set forth in the deposit agreement without negligence or bad faith;
●	are not liable if either of us is prevented or delayed by law or by circumstances beyond our control from performing our obligations under the deposit agreement;
●	are not liable if either of us exercises discretion permitted under the deposit agreement; and
●	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

Neither we nor the depositary will be liable for any failure to carry out any instructions to vote any of Inter & Co Class A Common Shares deposited with the custodian, or for the manner any vote is cast or the effect of any such vote, provided that any action or non-action is in good faith. The depositary has no obligation to become involved in a lawsuit or other proceeding related to the BDRs or the deposit agreement on your behalf or on behalf of any other person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Services

Before the depositary delivers or registers transfers of BDRs, makes a distribution on BDRs or permits withdrawal of Inter & Co Class A Common Shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;
●	production of satisfactory proof of citizenship or residence, exchange control approval or other information it deems necessary or proper; and
●	compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

The depositary may refuse to deliver, transfer or register transfers of BDRs generally when the books of the depositary are closed or at any time if the depositary believes it advisable to do so.

General

Except as otherwise provided in the applicable rules and regulations, including the rules and regulations of the Brazilian Central Bank regarding registration of a BDR program, neither we nor the depositary will have any liability or responsibility whatsoever or otherwise for any action or failure to act by any owner or holder of BDRs relating to the owner’s or holder’s obligations under any applicable Brazilian law or regulation relating to foreign investment in Brazil in respect of a withdrawal or sale of shares deposited with the custodian, including, without limitation, (i) any failure to comply with a requirement to register the investment pursuant to the terms of any applicable Brazilian law or regulation prior to such withdrawal, or (ii) any failure to report foreign exchange transactions to the Central Bank of Brazil, as the case may be. Each owner or holder of BDRs will be responsible for the report of any false information relating to foreign exchange transactions to the depositary, the CVM or the Brazilian Central Bank in connection with deposits or withdrawals of shares deposited with the custodian.

Service Requests to the Depositary

A BDR holder may make any request for the services to be performed by the depositary provided for in the deposit agreement to the branch located at Cidade de Deus, Predio Amarelo, 1st floor, Vila Yara, Osasco, São Paulo, Brazil, Zip Code: 06029-900 (Custody and Registrar Department).

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Inter & Co

As of the date of this prospectus, Inter & Co’s authorized share capital is US$50,000 divided into 5,000,000,000 shares of par value of US$0.00001 each, of which 228,799,712 have been issued and are outstanding as common shares of par value of US$0.00001 each and 38,274,497 have been issued and are outstanding as preferred shares of par value of US$0.00001 each.

Immediately prior to the consummation of the Proposed Transaction, our authorized share capital will be subdivided into and our Articles will provide for an authorized share capital of US$50,000 divided into 20,000,000,000 shares with a nominal or par value of US$0.0000025 each, comprised of 10,000,000,000 Class A Common Shares with a nominal or par value of US$0.0000025 each, 5,000,000,000 Class B Common Shares with a nominal or par value of US$0.0000025 each and 5,000,000,000 undesignated shares with a nominal or par value of US$0.0000025 each, all shares held by Costellis International Limited will be converted into Inter & Co Class B Common Shares based on the Exchange Ratios and as if the shares were Banco Inter shares and all shares held by Hottaire International Limited will be converted into Inter & Co Class A Common Shares based on the Exchange Ratios and as though the shares were Banco Inter shares.

The following table sets forth the principal holders of Inter & Co’s issued and outstanding share capital and their respective shareholding (i) as of the date of this prospectus (and adjusted for conversion of current common shares and preferred shares of Inter & Co on Class A Common Shares and Class B Common Shares), (ii) adjusted for the Proposed Transaction assuming that no Banco Inter Shareholder validly elects to receive Cash Redeemable Shares and (iii) adjusted for the Proposed Transaction assuming that Banco Inter Shareholders validly elect to receive Cash Redeemable Shares up to the Cash Redemption Threshold:

	As of the date of this prospectus(1)				Adjusted for the Proposed Transaction assuming that no Banco Inter Shareholder validly elects to receive Cash Redeemable Shares				Adjusted for the Proposed Transaction assuming that Banco Inter Shareholders validly elect to receive Cash Redeemable Shares up to the Cash Redemption Threshold
	Class A	%	Class B	%	Class A	%	Class B	%	Class A	%	Class B	%
Costellis International Limited (2)	—	0.00%	117,037,105	100.00%	—	0.00%	117,037,105	100.00%	—	0.00%	117,037,105	100.00%
Hottaire International Limited (3)	16,500,000	100.00%	—	0.00%	16,500,000	5.28%	—	0.00%	16,500,000	5.82%	—	0.00%
SBLA Holdings (Cayman) LP (4)	—	0.00%	—	0.00%	64,506,637	20.63%	—	0.00%	64,506,637	22.75%	—	0.00%
Directors and Officers	—	0.00%	—	0.00%	3,363,917	1.08%	—	0.00%	3,363,917	1.19%	—	0.00%
Treasury shares	—	0.00%	—	0.00%	576,930	0.18%	—	0.00%	576,930	0.20%	—	0.00%
Others	—	0.00%	—	0.00%	227,782,686	72.84%	—	0.00%	198,552,995	70.04%	—	0.00%
Total	16,500,000	100.0%	117,037,105	100.0%	312,730,169	100.0%	117,037,105	100.0%	283,500,478	100.0%	117,037,105	100.0%
(1)	Does not reflect the SoftBank Roll-Up. Reflects the conversion of current common shares and preferred shares of Inter & Co on Class A Common Shares and Class B Common Shares.
(2)	Rubens Menin Teixeira de Souza, our controlling shareholder and chairman of Inter & Co’s board of directors, owns 84.2% of Costellis International Limited and, as such, controls the manner in which Costellis International Limited votes and disposes of its shares in Inter & Co. Other shareholders of Costellis International Limited are João Vitor N. Menin T. de Souza and other members of the Menin family.
(3)	José Felipe Diniz, member of Inter & Co’s board of directors, is the individual that has all dispositive and voting control of shares owned by Hottaire International Limited.
(4)	SoftBank’s affiliate SBLA Holdings (Cayman) LP, or SBLA Holding, will directly hold Inter & Co shares after the SoftBank Roll-Up. SBLA Holding’s ultimate parent-company is listed in the Tokyo Stock Exchange and does not have any shareholder owning more than 50% of its stock.

The following table sets forth the principal holders of Inter & Co’s interest in Inter & Co’s total capital and voting capital (i) as of the date of this prospectus (and adjusted for conversion of current common shares and preferred shares of Inter & Co on Class A Common Shares and Class B Common Shares), (ii) adjusted for the Proposed Transaction assuming that no Banco Inter Shareholder validly elects to receive Cash Redeemable Shares and (iii) adjusted for the Proposed Transaction assuming that Banco Inter Shareholders validly elect to receive Cash Redeemable Shares up to the Cash Redemption Threshold:

	As of the date of this prospectus(1)		Adjusted for the Proposed Transaction assuming that no Banco Inter Shareholder validly elects to receive Cash Redeemable Shares		Adjusted for the Proposed Transaction assuming that Banco Inter Shareholders validly elect to receive Cash Redeemable Shares up to the Cash Redemption Threshold
	% of Total	% of Voting	% of Total	% of Voting	% of Total	% of Voting
	Capital	Capital	Capital	Capital	Capital	Capital
Costellis International Limited	87.64%	98.61%	27.23%	78.91%	29.22%	80.50%
Hottaire International Limited	12.36%	1.39%	3.84%	1.11%	4.12%	1.13%
SBLA Holdings (Cayman) LP	0.00%	0.00%	15.01%	4.35%	16.11%	4.44%
Directors and Officers	0.00%	0.00%	0.78%	0.23%	0.84%	0.23%
Treasury shares	0.00%	0.00%	0.13%	0.04%	0.14%	0.04%
Others	0.00%	0.00%	53.00%	15.36%	49.57%	13.66%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
(1)	Does not reflect the SoftBank Roll-Up. Reflects the conversion of current common shares and preferred shares of Inter & Co on Class A Common Shares and Class B Common Shares.

Banco Inter

As of the date of this prospectus, Banco Inter’s current outstanding share capital is R$8,797 million, consisting of 1,293,373,691 Common Shares, nominative and with no par value and 1,285,229,952 Preferred Shares, nominative and with no par value. The following table sets forth the principal holders of Banco Inter’s issued and outstanding share capital and their respective shareholding as of the date of this prospectus:

	Common shares	%	Preferred shares	%
HoldFin	686,399,135	53.07%	114,823,492	8.93%
LA BI Holdco LLC(2)	134,732,511	10.42%	252,307,308	19.63%
Ponta Sul Investimentos(3)	44,781,750	3.46%	89,563,500	6.97%
Stone	85,904,734	6.64%	42,726,152	3.32%
Directors and Officers	6,727,400	0.52%	13,456,102	1.05%
Treasury shares	2,347,560	0.18%	1,114,020	0.09%
Others	332,480,601	25.71%	771,239,378	60.01%
Total	1,293,373,691	100.00%	1,285,229,952	100.00%
(1)	Softbank’s affiliate.
(2)	Brazilian investment fund that is not affiliated with Banco Inter or its controlling shareholder.

Interests of Certain Persons in the Proposed Transaction

Interests of Inter & Co’s and Banco Inter’s Directors and Executive Officers in the Transaction

Banco Inter shareholders should be aware that Banco Inter’s directors and executive officers as well as the individuals to be designated by Inter & Co and Banco Inter to serve on the Inter & Co board of directors and as executive officers of Inter & Co have interests in the Proposed Transaction that are different from, or in addition to, the interests of Banco Inter shareholders generally. Banco Inter’s board of directors was aware of these potentially differing interests and considered them, among other matters, in reaching its decision to approve the rationale behind the Proposed Transaction and instructing management to further assess its adoption and implementation. Banco Inter’s shareholders should take these interests into account in deciding whether to vote in favor of the Proposed Transaction.

These interests may include but are not limited to:

●	the continued engagement and/or employment, as applicable, of certain board members and executive officers of Banco Inter, including positions as directors on the board of directors of Inter & Co; and
●	the treatment in the Proposed Transaction of equity and equity-based awards, as described in the section of this prospectus entitled “Inter & Co — Management — Long-Term Incentive Plan.”

The management of Inter & Co after the Transaction is effected will be as described in the section entitled “Inter & Co — Management.”

Interests of Banco Inter controlling shareholder

Banco Inter Shareholders should be aware that Banco Inter’s controlling shareholder has interests in the Proposed Transaction that are different from, or in addition to, the interests of Banco Inter shareholders generally. Banco Inter’s board of directors was aware of these potentially differing interests and considered them, among other matters, in reaching its decision to approve the rationale behind the Proposed Transaction and instructing management to further assess its adoption and implementation. Banco Inter’s shareholders should take these interests into account in deciding whether to vote in favor of the Proposed Transaction.

Under the Brazilian corporate law, Banco Inter may not have more than 50% of its share capital represented by shares with restricted or without voting rights. Similarly, Brazilian corporate law requires that all common shares be entitled to a single vote (i.e. dual-class structures are very restricted under Brazilian law). Cayman Islands law, on the other hand, does not have such limitations and permits dual-class structures (such as the one established for Inter & Co; for more details, see “Inter & Co — Share Capital and Constituent Documents”). This difference in share capital structure allows Banco Inter controlling shareholder to retain their control with less financial investment than would be otherwise required if Banco Inter remained an independent public company organized under the laws of Brazil.

Although the vote of Banco Inter controlling shareholder will not hold any say over the shareholder vote required to approve the Merger of Shares, Banco Inter controlling shareholder participated in the structuring of the Proposed Transaction, as well as prior knowledge of it. Banco Inter shareholders should take these factors into account in deciding whether to vote in favor of the Transaction.

See “Risk factors — Risks Relating to the Proposed Transaction and Inter & Co Common Shares — Our controlling shareholder will own all of Inter & Co Class B Common Shares, which will represent a majority of the voting power of Inter & Co’s issued share capital following the Proposed Transaction, and will control all matters requiring shareholder approval” and “Risk factors — Risks Relating to the Proposed Transaction and Inter & Co Common Shares — Holders of Inter & Co Class B Common Shares have preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.”

Related Party Transactions

Loans with related parties

Since the beginning of Banco Inter’s preceding three financial years up to the date of this prospectus, Banco Inter has provided loans to (a) enterprises that control or are controlled by Banco Inter; (b) associated entities; (c) individuals owning, directly or indirectly, an interest in the voting power of Banco Inter that gives them significant influence over the company, and close members of any such individual’s family; (d) members of Banco Inter’s board of directors, Banco Inter’s officers or any close family members of such individuals; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

The loans described above (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features.

Additionally, on June 18 and December 29, 2021, Banco Inter made two working capital loans to Inter DTVM with a rate lower than the other operations carried out by Banco Inter with its customers. The average rate applied on the “post-domicile” (pós domicílio) working capital loans is approximately of 0.5% per month plus CDI. The loans made between Inter DTVM and Banco Inter were set at a rate of 110% and 120% of the CDI per month. One of the loans matured on December 22, 2021 and was fully paid by Inter DTVM. The other loan matures on June 20, 2022 and is payable in a single installment.

Other related party transactions

In addition to the loans described above, we have entered into certain other related party transactions, in the ordinary course of business, with our controlling shareholder, members of our management and immediate family members of key management personnel or companies controlled by them. For more information, see Note 34 to our Audited Financial Statements.

We currently hold securities of the investment fund LOGCP Inter Fundo de Investimento Imobilário, which is managed by Inter DTVM, in the amount of R$55.4 million as of December 31, 2021.

We currently hold debentures due in 2024 issued by Log Commercial Properties e Participações S.A., or Log, a Brazilian developer, construction and real estate managing company listed on B3. As of December 31, 2021, the debentures were valued at R$55.4 million. Log is controlled by our controlling shareholder.

We currently hold real estate receivable certificates (certificados de recevíveis imobiliários or CRIs) due in 2028 issued by Log, a Brazilian developer, construction and real estate managing company listed on B3. As of December 31, 2021, the CRIs were valued at R$93.1 million. Log is controlled by our controlling shareholder.

We currently hold CRIs due in 2029 issued by MRV Engenharia e Participações S.A., or MRV, a Brazilian developer, construction and real estate managing company listed on B3. As of December 31, 2021, the CRIs were valued at R$65.1 million. MRV is controlled by our controlling shareholder.

On April 1, 2022, we acquired credits valued at R$104.0 million from Urba Desenvolvimento Urbano S.A., Urba 4 Loteamentos Ltda. and Urba 5 Loteamentos Ltda., all of which are controlled by our controlling shareholder.

Shareholders’Agreements

SoftBank Roll-Up Agreement

On April 15, 2022, Inter & Co, HoldFin, Banco Inter, the majority shareholders of Inter & Co (Rubens Menin and João Vitor Menin), SBLA Holding, LA BI Holdco LLC, or LA BI, and New LLC amended and restated the SoftBank Roll-Up Agreement, pursuant to which SoftBank expects to contribute its interest in Banco Inter into Inter & Co through a preparatory corporate reorganization. Upon the approval of the Proposed Transaction in the Banco Inter General Meeting and the conversion of its Banco Inter Shares into an investment regulated by Brazilian Law 4,131/62, LA BI expects to contribute its Banco Inter Shares into New LLC. SoftBank then expects to contribute its interest in New LLC into Inter & Co in consideration of a number of Inter & Co Class A Common Shares or Inter & Co BDRs corresponding to the number of Banco Inter Shares held by New LLC, based on the Exchange Ratios. Inter & Co will then contribute all of its HoldFin shares into New LLC and New LLC expects to contribute its Banco Inter Shares to HoldFin. As a result of this corporate reorganization, upon the consummation of the SoftBank Roll-Up, (i) SoftBank expects to become a shareholder of Inter & Co, (ii) Inter & Co will hold 100% of the share capital of New LLC, (iii) New LLC expects to hold 100% of the share capital of HoldFin, and (iv) HoldFin will hold 100% of the Banco Inter Shares previously held by LA BI. Pursuant to the SoftBank Roll-Up Agreement, (i) SoftBank has agreed, subject to the satisfaction of certain conditions, not to elect to receive Cash Redeemable Shares, and (ii) SoftBank has agreed to indemnify Inter & Co, Banco Inter and the majority shareholders of Inter & Co against certain potential liabilities that may result from the SoftBank Roll-Up.

Shareholders’ Agreement with SoftBank

Pursuant to the SoftBank Roll-Up Agreement, Inter & Co, HoldFin, Banco Inter and the majority shareholders of Inter & Co (Rubens Menin and João Vitor Menin), SoftBank Group Corp. and SBLA Holding have agreed to enter into a new shareholders’ agreement concurrently with the SoftBank Roll-Up, or the SoftBank Shareholders’ Agreement. The SoftBank Shareholders’ Agreement will replace the existing investor agreement signed in 2019.

Pursuant to the SoftBank Shareholders’ Agreement, SoftBank Group Corp. will have the right to appoint one member of Inter & Co’s Board of Directors for as long as it beneficially holds 5% of Inter & Co’s share capital. Upon closing of the Proposed Transaction, we expect SoftBank to hold 15.01% of Inter & Co’s share capital. Also pursuant to the SoftBank Shareholders’ Agreement, SoftBank and the majority shareholders of Inter & Co will have registration rights, pursuant to which at any time and from time to time following the Closing Date, subject to certain conditions, SoftBank and the majority shareholders may demand that Inter & Co file a resale registration statement with the SEC to permit resales of shares owned by them.

Shareholders’ Agreement with Stone

On May 24, 2021, HoldFin, Stone, João Vitor Menin, Rubens Menin and Banco Inter entered into the Stone Investment Agreement through which the Stone agreed to subscribe shares in the context of our follow-on offering completed on June 29, 2021. On that date, Stone and HoldFin entered into a shareholders’ agreement. Pursuant to this agreement, Stone has the right to appoint one member of Banco Inter’s Board of Directors for so long as it holds a specific number of Banco Inter Shares representing approximately 4.5% of its capital stock. Additionally, Stone has a right of first refusal on certain transfers that would result in a transfer control of Banco Inter, as long as (i) the price to be paid in such transaction is below a certain amount provided for in the shareholders’ agreement and (ii) Stone holds a minimum number of Banco Inter shares.

Stone’s current shareholders’ agreement provides that, upon conclusion of a corporate reorganization (including corporate reorganizations such as the Proposed Transaction), it will remain valid and binding and that the parties shall take all the measures required in such a way that the shareholders’ agreement will become binding on the company resulting from the corporate reorganization. As such, although no discussions have yet been started, we expect that our majority shareholders and Stone will amend their shareholders’ agreement so that it becomes effective as to Stone’s and our majority shareholders’ Inter & Co shares (assuming that Stone does not elect to receive Cash Redeemable Shares). We expect that the amended Stone’s shareholder agreement will contain terms equivalent to Stone’s current shareholders’ agreement, described above. Upon conclusion of the Proposed Transaction, we expect Stone to hold 4.99% of Inter & Co’s share capital, assuming Stone does not elect to receive Cash Redeemable Shares.

We expect that the shareholders’ agreement will remain in effect (i) for six years following its execution; (ii) until the date in which Stone holds less than the minimum number of shares necessary to be entitled to the right of first refusal provided for in the shareholders’ agreement, or (iii) until rescinded by mutual agreement of the parties.

Shareholders’ Agreement between Costellis and Hottaire

In connection with the contribution of their shares of HoldFin into Inter & Co, on April 29, 2021, Inter & Co shareholders Costellis International Limited and Hottaire International Limited entered into a shareholders’ agreement pursuant to which they agreed that, in the event of a winding-up or dissolution of Inter & Co, the assets contributed by each party shall be distributed, to the greatest extent permitted by law, in a manner such that (i) Costellis receive the same assets contributed by Costellis, and (ii) Hottaire receive the same assets contributed. This shareholders’ agreement is governed by the laws of the Cayman Islands, and will automatically terminate upon closing of the Proposed Transaction.

COMPARISON OF THE RIGHTS OF HOLDERS OF INTER & CO SHARES AND BANCO INTER SHARES

Banco Inter is a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil. As a result of the Proposed Transaction, Banco Inter Shareholders will become holders of Inter & Co Class A Common Shares or Inter & Co BDRs. Inter & Co Shares will be governed by the laws of the Cayman Islands and the Inter & Co Articles of Association. Following the Completion of the Proposed Transaction, former Banco Inter Shareholders will have different rights as Inter & Co shareholders than they did as Banco Inter Shareholders. Each Inter & Co Share will be issued in connection with, and will carry with it the rights and obligations set forth in the Inter & Co Articles of Association and the laws of the Cayman Islands.

This section summarizes some of the material differences between the rights of Banco Inter Shareholders before completion of the Proposed Transaction and the rights of Inter & Co shareholders after completion of the Proposed Transaction. These differences in shareholder rights result from the differences between the respective constitutional documents of Inter & Co and Banco Inter, the listing rules applicable to each company, and the applicable governing law. The following summary does not include a description of rights or obligations under the U.S. federal securities laws, Brazilian securities laws, Nível 2 Rules or Nasdaq listing requirements or standards.

The following summary is not a complete statement of the rights of the shareholders of Inter & Co or Banco Inter Shareholders or a complete description of the specific provisions referred to below. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. This summary is qualified in its entirety by reference to the Companies Act, the Brazilian Corporation Law, CVM rulings, the Nível 2 Rules and Inter & Co’s and Banco Inter’s constitutional documents, which you are urged to read carefully.

We have attached our constitutional documents to this registration statement and we will send copies of both our and Banco Inter’s constitutional documents to you, without charge, upon your request. For additional information, please see “Where You Can Find More Information” of this prospectus.

Inter & Co (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

Authorized Share Capital

As of the date of this prospectus, Inter & Co’s authorized share capital is US$50,000 divided into 5,000,000,000 shares of par value of US$0.00001 each, of which 228,799,712 have been issued and are outstanding as common shares of par value of US$0.00001 each and 38,274,497 have been issued and are outstanding as preferred shares of par value of US$0.00001 each. Immediately prior to the consummation of the Proposed Transaction, our authorized share capital will be subdivided to and our Articles will provide for an authorized share capital of US$50,000 divided into 20,000,000,000 shares of a nominal or par value of US$0.0000025 each, comprised of 10,000,000,000 Class A Common Shares of a nominal or par value of US$0.0000025 each, 5,000,000,000 Class B Common Shares of a nominal or par value of US$0.0000025 each and 5,000,000,000 undesignated shares of a nominal or par value of US$0.0000025 each, all shares held by Costellis International Limited will be converted into Inter & Co Class B Common Shares based on the Exchange Ratios and as if the shares were Banco Inter shares and all shares held by Hottaire International Limited will be converted into Inter & Co Class A Common Shares based on the Exchange Ratios and as if the shares were Banco Inter shares. For more information, see “Major Shareholders and Related Party Transactions.”

The Inter & Co Articles of Association, authorize two classes of common shares: Inter & Co Class A Common Shares, and the Inter & Co Class B Common Shares. Any holder of Inter & Co Class B Common Shares may convert his or her shares at any time into Inter & Co Class A Common Shares on a share-for-share basis.

The authorized but unissued shares are presently undesignated and may be issued by the board of directors of Inter & Co as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

As of December 31, 2021, Banco Inter’s share capital was approximately R$8,655.7 million divided into 1,293,979,691 common shares and 1,285,229,952 preferred shares, all registered, book-entry, with no par value.

Pursuant to the bylaws of Banco Inter in effect as of the date of this registration statement, Banco Inter is authorized to increase the share capital up to a limit of R$12 billion, irrespective of any amendment to the Banco Inter Bylaws, upon resolution of the board of directors of Banco Inter.

The authorized but unissued shares are presently undesignated and may be issued by the board of directors of Inter & Co as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

As of the date of this prospectus, there were 1,291,026 Banco Inter Common Shares issued and outstanding (excluding 2,347,560 Banco Inter Common Shares held in treasury), and there were 1,284,115,932 Preferred Shares outstanding (excluding 1,114,020 Banco Inter Preferred Shares held in treasury).

Inter & Co (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

Shareholders’ Voting Rights

Each Inter & Co Class A Common Share shall entitle the holder to one vote on all matters subject to a vote at general meetings of Inter & Co, and each Inter & Co Class B Common Share shall entitle the holder to 10 votes on all matters subject to a vote at general meetings of Inter & Co.

Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting, every Member who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorised representative (not being himself a Member entitled to vote) or by proxy, shall on a poll have one vote for every share of which he is the holder (or, in the case of a Class B Common Share, ten (10) votes for every Class B Common Share of which he is the holder).

On a poll, a Member entitled to more than one vote need not use all his or her votes or cast all the votes he or her does use in the same way.

Each Banco Inter Common Share shall grant the right to one vote in the resolutions of the Banco Inter Shareholders’ meetings. Banco Inter Preferred Shares, subject to limited exceptions, do not have voting rights.

Under Nível 2 Rules, while listed in the Nível 2 listing segment, a company’s preferred shares are entitled to one vote per share in the following matters:

i.  transformation, merger, consolidation or spin-off of the company;

ii.  the approval of any agreements executed between the company and its controlling Shareholder, acting directly or through any third party, or any companies in which the controlling shareholder has some relation, where the law or the bylaws require such approval by a shareholders’ meeting;

iii.  the valuation of assets contributed to the stock capital of the company, in a stock capital increase;

iv.  the appointment of a valuation company or institution to determine the economic value of the company for the purposes of a mandatory tender offer (triggered by delisting or change of control); and

v.  the amendments or exclusions of bylaws provisions which eliminate or modify any of the Nível 2 governance requirements.

Other than the exceptions provided for in the Banco Inter Bylaws, the Brazilian Corporation Law or the Nível 2 Rules, as the case may be, the affirmative vote of Banco Inter Shareholders representing at least the majority of its issued and outstanding common shares present in person or represented by a proxy at a shareholders’ meeting is required to approve any matter. Abstentions are not taken into account. However, the affirmative vote of Banco Inter Shareholders representing at least 50% of the Banco Inter issued and outstanding voting capital is required to approve certain enumerated matters.

A shareholder may be represented at a shareholders’ meeting by a proxy appointed less than a year before the meeting. Such proxy must be a shareholder, a Banco Inter director or officer, a lawyer or a financial institution. An investment fund must be represented by its manager or a proxy.

Inter & Co (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

Transfer and Listing of Shares

On or about the Closing Date of the Proposed Transaction, the Inter & Co Class A Common Shares will be listed on Nasdaq and the Inter & Co BDRs will be listed on B3.

Inter & Co Class B Common Shares will not be freely tradable and will not be listed on any exchange. Each Class B Common Share may be converted into one Class A Common Share (i) upon delivery of notice to Inter & Co, at its registered office, in the form described in our Articles of Association, or (ii) automatically upon any transfer of such Class B Common Share, whether or not for value, except for certain limited transfers described in our Articles of Association. Class B Common Shares may also be converted into Class A Common Shares in other circumstances. Upon conversion of Inter & Co Class B Common Shares into Inter & Co Class A Common Shares, the resulting Inter & Co Class A Common Shares may be transferred, subject to any restrictions under applicable law.

Each class of Banco Inter Shares is listed on B3 and freely-transferable, subject to private agreements entered into by their respective holders and generally applicable regulatory limitations.

Structure of Board of Directors

The Inter & Co Articles of Association provide that, unless otherwise determined by an ordinary resolution of shareholders (requiring the affirmative vote of a simple majority those shareholders attending and voting in person or by proxy at a quorate general meeting), the board of directors of Inter & Co will be composed of at least two directors. The director(s) may appoint any person to be a director to fill a vacancy.

Each director shall be appointed and elected for two-year terms or until his or her death, resignation or removal, subject to any applicable provision set forth in the Inter & Co Articles of Association.

An Inter & Co director is not required to hold any shares in Inter & Co by way of qualification nor is there any specified upper or lower age limit for directors either for accession to or retirement from the board. Our Articles of Association also allow additional directors to be appointed through ordinary resolution.

Our Articles of Association provide that our board of directors must include at least 20% or two independent directors (whichever is greater).

Pursuant to the Banco Inter Bylaws, the board of directors of Banco Inter must consist of a minimum of five and a maximum of eight members, including one chairperson, who may or may not be Banco Inter Shareholders.

The members of the board of directors of Banco Inter are elected at a Banco Inter General Meeting and serve a term of up to two years. They may be reelected, and they are subject to removal at any time by the Banco Inter Shareholders. The members of the board of directors of Banco Inter must remain in office until their successor is elected and takes office.

According to the Nível 2 Rules, at least 20% of the members of the board of directors of Banco Inter must be independent members. Banco Inter Bylaws require that at least 20% or 2, whichever is greater, of the members of the board of directors must be independent members.

Chairperson

The Inter & Co board of directors may appoint a Chairperson and Vice-Chairperson.

The Board of Directors shall have one Chairperson, elected by the board of directors and provided that the positions of Chairperson of the board of directors of Banco Inter and Chief Executive Officer of Banco Inter may not be held by the same person.

Inter & Co (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

Shareholder’s Derivative Actions

Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations.

In principle, Inter & Co would normally be the proper plaintiff and as a general rule, whilst a derivative action may be initiated by a minority shareholder on Inter & Co’s behalf in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that it has a good case against the defendant, and that it is proper for the shareholder to continue the action rather than the board of directors. Examples of circumstances in which derivative actions would be permitted to continue include cases in which:

i.  a company is acting or proposing to act illegally or beyond the scope of its authority;

ii.  the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

iii.  those who control the company are perpetrating a “fraud on the minority.”

In general, claims against a company by its members must be based on the general laws of contract or tort applicable in the Cayman Islands or be based on a potential violation of their individual rights as members as established by a company’s memorandum and articles of association.

The Brazilian Corporation Law provides that any shareholder that has suffered direct losses may individually file judicial proceedings against the company or its directors. The Brazilian Corporation Law also authorizes derivative actions against the company’s directors. Once the shareholders’ meeting resolves to file a derivative lawsuit, if the lawsuit has not been initiated within three months following this resolution, any shareholder may do so on behalf of the company. If the shareholders’ meeting votes against filing a derivative lawsuit, shareholders representing at least 5% of the company’s capital stock are entitled to file such lawsuit, notwithstanding the voting result.

Further, the Brazilian Corporation Law provides that shareholders representing at least 5% of the company’s capital stock may bring claims against the controlling shareholder to recover damages caused by the breach of its fiduciary duties.

The Brazilian Corporation Law permits a wide variety of bases for shareholder lawsuits. For example, shareholders are entitled to file lawsuits to:

i.  void the act of incorporation of the company (limitation period of one year);

ii.  void decisions taken by irregular meetings (limitation period of two years);

iii.  claim civil liabilities against experts and capital subscribers (limitation period of one year);

iv.  claim the payment of dividends (limitation period of 3 years, calculated as from the date on which such dividends were made available to the shareholder);

v.  claim civil liabilities against the founders, shareholders, managers, liquidators, auditors or controlling companies, in the case of violation of the law or bylaws (limitation period of 3 years); and

vi.  claims against the company for whatever reason (limitation period of 3 years).

As prescribed by CVM Instruction No. 627, dated June 22, 2020, the threshold to file either a derivative action against the company’s directors or a claim against the controlling shareholder for the breach of its fiduciary duties, considering Banco Inter’s current capital, is of 3% of Banco Inter’s voting capital stock.

Inter & Co (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

Approval of Mergers and Business Combinations

The Inter & Co Articles of Association provide that, subject to the Companies Act and the rules of any applicable stock exchange, Inter & Co will, with the approval of a special resolution (requiring the affirmative vote of at least a two-thirds majority of the votes of shareholders in attendance in person or by proxy at a quorate general meeting), have the power to merge or consolidate with one or more constituent companies, upon such terms as the Inter & Co directors may determine.

The affirmative vote of shareholders representing at least 50% of Banco Inter’s issued voting capital (including the vote of the preferred shares) is required to approve any merger into or consolidation with another company.

Cumulative Voting

As permitted under Cayman Islands law, the Inter & Co Articles of Association do not provide for cumulative voting.

The Brazilian Corporate Law permits the adoption of cumulative voting upon a request by shareholders representing a minimum percentage of Banco Inter’s voting capital, according to which each share receives a number of votes corresponding to the number of members of the board of directors of Banco Inter. The shareholders holding, individually or jointly, at least 15% of the Banco Inter Common Shares are entitled to vote separately to appoint one director.

As prescribed by CVM Instruction No. 282, dated June 26, 1998, the threshold to trigger cumulative voting rights may vary from 5% to 10% of the total voting capital stock. Taking into consideration Banco Inter’s current capital, Banco Inter Shareholders representing 5% of Banco Inter’s voting capital stock may request the adoption of cumulative voting to elect the members of the board of directors of Banco Inter. If cumulative voting is not requested, the board of directors of Banco Inter shall be elected by the majority vote of the holders of Banco Inter Common Shares, in person or represented by a proxy. The Banco Inter directors are elected by Banco Inter Shareholders at an annual shareholders meeting for a term of up to two years.

Inter & Co (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

Nomination and Appointment of Directors

Subject to the Inter & Co Articles of Association, directors are elected by an ordinary resolution (requiring the affirmative vote of a simple majority of those shareholders attending and voting in person or by proxy at a quorate general meeting) of the Inter & Co shareholders.

Election and removal of members of the board of directors of Banco Inter shall be approved exclusively in a Banco Inter Shareholders meeting.

According to the Nível 2 Rules, at least 20% of the members of the board of directors of Banco Inter must be independent directors.

According to Banco Inter Bylaws, at least two or 20%, whichever is greater, of the members of the board of directors of Banco Inter must be independent directors.

As defined in Banco Inter Bylaws, in addition to a case-by-case analysis of its relationship to the company, an independent director cannot:

i.  be a direct or indirect controlling shareholder of Banco Inter;

ii. have its voting rights at meetings of the board be bound by the terms of a shareholders’ agreement;

iii. be a spouse or a second-degree or closer relative of a controlling shareholder, manager of the company or manager of the controlling shareholder; and

iv. have been an employee or director of Banco Inter or of its controlling shareholder during the previous three years.

Removal of Directors and Vacancies

Each Inter & Co director holds office for two-year term or until the earlier of his or her death, resignation or removal, provided, however, that such term shall be extended in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed).

Before the expiration of his or her term of office, a director may be removed by ordinary resolution (requiring the affirmative vote of a simple majority of those shareholders attending and voting in person or by proxy at a quorate general meeting) in accordance with the provisions of the Inter & Co Articles of Association.

Subject to certain exceptions, vacancies on the Inter & Co board of directors (arising other than upon the removal of a director by an ordinary resolution) can be filled by the remaining director(s) (notwithstanding that the remaining director(s) may constitute fewer than the required number of directors). Any such appointment shall be as an interim director to fill such vacancy until the earlier of (i) the appointment of a new non-interim director or (ii) the next annual general meeting of Members (and such appointment shall terminate at the commencement of the annual general meeting).

The Inter & Co Articles of Association do not include a mandatory retirement age for directors.

Banco Inter directors hold office for 2-year terms and may be reelected. Directors are subject to removal at any time by the Banco Inter Shareholders. The members of the board of directors of Banco Inter remain in office until their successor is elected and takes office.

In the case of permanent vacancy of a seat of the board of directors of Banco Inter, the remaining directors will nominate a substitute director. Such interim director will hold office until the next extraordinary shareholders’ meeting, which shall be summoned in up to 45 days from the date of the permanent vacancy.

In the case of absence of the chairperson of the board of directors of Banco Inter, the chairperson will nominate a director to perform the chairperson’s duties. If the chairperson does not make such nomination, the eldest director will exercise the chairperson’s duties during the chairperson’s absence. If the absence is permanent, the directors shall elect a new chairperson.

Permanent vacancy means, in relation to a director, the occurrence of any of the following events: (i) removal; (ii) resignation; (iii) permanent incapacity; (iv) interdiction; or (v) unjustified absence in 3 consecutive board meetings.

The Banco Inter Bylaws do not include a mandatory retirement age for directors.

Inter & Co (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

The current Inter & Co directors hold office until the next annual general meeting.

Executive Officers

Inter & Co’s executive officers are primarily responsible for the day-to-day management of Inter & Co’s business and for implementing the general policies and directives established by the Inter & Co board of directors.

The Inter & Co board of directors is responsible for establishing the roles of each executive officer.

The Inter & Co Articles of Association provide that the Inter & Co board of directors may appoint such officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Inter & Co board of directors may think fit. Unless otherwise specified in the terms of his or her appointment, an officer may be removed by the Inter & Co board of directors.

Banco Inter’s executive officers are Banco Inter’s legal representatives and are principally responsible for Banco Inter’s day-to-day management and for implementing the policies and general guidelines established by the board of directors of Banco Inter. According to the Brazilian Corporate Law, all of Banco Inter’s officers must be residents of Brazil and may or may not be Banco Inter Shareholders.

Banco Inter Bylaws defines the roles and responsibilities of each Banco Inter executive officer. The board of directors of Banco Inter may further specify or create new roles for the executive officers.

Banco Inter’s executive officers are elected at a meeting of the board of directors of Banco Inter for two-year terms, reelection being permitted. The board of directors of Banco Inter may elect to remove Banco Inter’s executive officers at any time.

According to the Banco Inter Bylaws, Banco Inter must have a minimum of two and a maximum of eighteen executive officers, each of whom must be a resident of Brazil, as required by law, but need not own any Banco Inter Shares. In accordance with Nível 2 Rules, prior to taking office, Banco Inter’s executive officers are required to sign an instrument of adherence to Nível 2 Rules.

Fiscal Council

The organizational documents of Inter & Co do not provide for a fiscal council.

Under the Companies Act, there is no requirement to have a fiscal council. The Inter & Co Articles of Association provide that, subject to applicable law and the listing rules of any designated stock exchange, the directors may delegate any of their powers to any committee (including, without limitation, an audit committee), consisting of one or more directors.

Under the Brazilian Corporate Law, the fiscal council (conselho fiscal) is an optional, non-permanent corporate governance body that, if constituted, must be independent from a company’s management and its external independent auditors. As such, it may not include members of the board of directors of Banco Inter or executive officers or their spouses or relatives. In addition, a company’s fiscal council may not include employees of that company’s subsidiaries or of any entity that participates in its management.

The primary responsibility of the fiscal council is to review management’s activities and financial statements and to report its findings to shareholders. Members of a company’s fiscal council are entitled to at least 10% of the average compensation paid to that company’s executive officers, excluding benefits, representation fees and profit sharing.

Any fiscal council must be appointed at a Banco Inter Shareholders’ meeting upon the request of Banco Inter Shareholders representing at least 10% of the outstanding Banco Inter Common Shares, and its term ends at the first annual Banco Inter shareholders meeting following its creation. The request to establish a fiscal council can be submitted during any Banco Inter

Inter & Co (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

Shareholders’ meeting, at which time the elections of members of the fiscal council would occur.

According to the Banco Inter Bylaws, Banco Inter’s fiscal council may consist of three members and an equal number of alternates, all of whom must be residents of Brazil.

Committees

The board of directors of Inter & Co may delegate any of its powers to committees consisting of such director(s) or other person(s) as the Inter & Co board of directors thinks fit, provided that each committee has at least one director. The board of directors may also revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee formed by Inter & Co board of directors shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the Inter & Co board of directors.

The Inter & Co board of directors has one standing committee: the audit committee.

Banco Inter Bylaws provides for five different advisory committees of the board of directors: the personnel and compensation committee; the assets, indebtedness, and liquidity committee; the operational risk, corporate governance and integrity committee; the credit risk committee; and the statutory audit committee. Such committees will be maintained after the completion of the Proposed Transaction.

Banco Inter’s personnel and compensation committee consists of a minimum of three and a maximum of five members elected by the board of directors of Banco Inter, with a term of up to two years each, reelection permitted (for a maximum total term of 10 years). This committee aims to develop policies and guidelines regarding the remuneration of Banco Inter’s directors and officers, pursuant to its charter. This committee meets at least monthly and whenever else necessary.

Banco Inter’s assets, indebtedness, and liquidity committee consists of a minimum of four and a maximum of fifteen members elected by the board of directors of Banco Inter, with a term of up to two years each, reelection permitted. This committee assists the board of directors in issues related to, among others, Banco Inter’s exposure to market risk; the methodologies and controls related to market risk; and monitoring Banco Inter’s exposure. This committee meets at least monthly and whenever else necessary.

Banco Inter’s operational risk, corporate governance and integrity committee consists of a minimum of four and a maximum of fifteen members elected by the board of directors of Banco Inter, with a term of up to two years each, reelection permitted. This committee assists the board of directors in issues related to, among others, corporate governance; code of conduct; and other issues relating to identifying, mitigating, and monitoring operational risk. This committee meets at least monthly and whenever else necessary.

Banco Inter’s credit risk committee consists of a minimum of four and a maximum of fifteen members elected by the board of directors of Banco Inter, with a term of up to two years each, reelection permitted. This committee assists the board of directors in issues related to, among others, measuring, monitoring, and defining limits to Banco Inter’s credit risk.

Banco Inter’s statutory audit committee consists of a minimum of three and a maximum of five members elected by the board of directors of Banco Inter, with a term of up to five years each, reelection permitted. This committee assists the board of

Inter & Co (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

directors in issues related to, among others, selecting, monitoring, and removing the independent auditors; monitor the quality of any of Banco Inter’s financial statements; and monitoring the effectiveness of internal compliance controls.

The board of directors of Banco Inter may further create other committees not provided for in the Bylaws. Such committees may, but need not, have a director as a member.

Annual Meetings of Shareholders

As a Cayman Islands exempted company, Inter & Co is not obligated by the Companies Act to call annual general meetings; however, the Inter & Co Articles of Association provide that Inter & Co must hold an annual general meeting each year (other than the year of adoption of the Inter & Co Articles of Association). Such meeting must be held at least once every calendar year and take place at such place as may be determined by the Inter & Co board of directors from time to time.

Holders of Inter & Co Class A Common Shares and holders of Inter & Co Class B Common Shares have the right to receive notice of, attend, speak and vote at general meetings of Inter & Co.

Until the time Inter & Co creates a compensation committee that complies with Rule 5605(d) of Nasdaq listing rules (without relying on exemptions), the aggregate compensation to be paid to its directors and officers will be subject to shareholder approval at our annual shareholders meeting.

The Brazilian Corporation Law requires corporations to hold an annual general meeting of shareholders within four months following the end of the fiscal year to deliberate on the following matters:

i.  management accounts and year-end financial statements;

ii.  allocation of the net profits for the fiscal year and distribution of dividends;

iii.  if applicable, election and associated remuneration of directors, and members of the fiscal council; and

iv.  approval of the annual monetary adjustment to the capital stock.

Notice of Shareholder Meetings

An Inter & Co general meeting shall be called upon at least 21 clear days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and must specify the time, place and agenda of the meeting and particulars of the resolution(s) to be considered at that meeting and, in the case of special business, the general nature of that business.

Except where otherwise expressly stated, any notice or document (including a share certificate) to be given or issued under the Inter & Co Articles of Association shall be in writing, and may be served by Inter & Co on any Member personally, by post to such Member’s registered address or (in the case of a notice) by advertisement in the newspapers. Inter & Co will give notice of each general meeting of shareholders by publication on the Inter & Co website and in any other manner that Inter & Co may be required to follow in order to comply with Cayman Islands Law, the applicable stock exchange rules and SEC requirements.

Subject to the Companies Act and the applicable stock exchange rules, a notice or document may also be served or delivered by Inter & Co to any Member by electronic means.

Pursuant to the Brazilian Corporate Law, all of Banco Inter’s Banco Inter General Meetings must be called by means of at least three publications in Jornal Estado de Minas. The first notice must be published no later than 21 days before the date of the meeting (or 30 days in case distance voting is required or permitted), and the second, no later than eight days before the date of the meeting.

The CVM may also, upon the request of any Banco Inter shareholder, suspend for up to 15 days the summoning process for a particular shareholders’ meeting in order to understand and analyze the proposals to be submitted at the meeting. In any event, notices of Banco Inter Shareholders’ meetings must include the place, date, time and the agenda of the meeting and, in certain cases, a detailed description of the matters to be discussed.

Inter & Co (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

Every Inter & Co general meeting may be deemed to have been duly called if it is so agreed by all of Inter & Co’s Members entitled to attend and vote at such meeting, in the case of the annual general meeting, or by Inter & Co’s Members holding 75% of the total par value of the shares entitled to attend and vote at such meeting, in the case of an extraordinary general meeting.

Quorum at Shareholder Meetings

The quorum for a general meeting is one or more Inter & Co shareholders holding not less than one-fourth of aggregate of the voting power of all shares in issue and entitled to vote upon the business to be transacted, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. In respect of a separate class meeting (other than an adjourned meeting) convened to sanction the modification of class rights, the necessary quorum is persons holding or representing by proxy not less than two-thirds of the issued Inter & Co shares of the applicable class.

The Inter & Co Articles of Association provide that no business shall be transacted at any meeting unless a quorum is present at the time when the meeting proceeds to business and continues to be present until the conclusion of the meeting.

Other than certain exceptions provided for in the Inter & Co Articles of Association and the Companies Act, decisions in a general meeting are approved by ordinary resolution (requiring the affirmative vote of a simple majority of those shareholders attending and voting in person or by proxy at a quorate general meeting). Certain matters (such as approving mergers, and most modifications to the Articles of Association) require a special resolution to be approved (requiring the affirmative vote of at least a two-thirds majority of the votes of shareholders in attendance in person or by proxy at a quorate general meeting).

In addition to the matters required to be approved by shareholders by Cayman Islands law, Inter & Co’s Articles of Association provide that the following matters shall be approved by ordinary resolution (requiring the affirmative vote of a simple majority of those shareholders attending and voting in person or by proxy at a quorate general meeting), unless the Companies Act requires a special resolution (requiring the affirmative vote of at least a two-thirds majority of the votes of shareholders in attendance in person or by proxy at a quorate general meeting):

acquisitions where the issuance of Inter & Co shares (including shares issued pursuant to an earn-out provisions or similar type of provision and securities that are convertible, exercisable or exchangeable for Inter & Co shares) equals 20% or more of the pre-transaction outstanding shares or aggregate voting power outstanding of Inter & Co;

●
acquisitions where the issuance of Inter & Co shares (including shares issued pursuant to an earn-out provisions or similar type of provision and securities that are

As a general rule, the Brazilian Corporate Law provides that a quorum for purposes of convening a shareholders’ meeting shall consist of shareholders representing at least 25% of a company’s issued and outstanding voting capital stock on the first call, and if that quorum is not reached, quorum consists of shareholders representing any percentage of the voting capital stock on the second call. Banco Inter Bylaws adopt this rule.

Other than certain exceptions provided for in the Banco Inter Bylaws, the Brazilian Corporation Law or the Nível 2 Rules, as the case may be, sets forth that the affirmative vote of shareholders representing at least the majority of the issued Banco Inter Shares entitled to vote in the matter at hand present in person or represented by a proxy at a Banco Inter Shareholders’ meeting is required to approve any matter. Abstentions are not taken into account. However, the affirmative vote of Banco Inter Shareholders representing at least 50% of Banco Inter’s issued capital entitled to vote in the matter at hand is required to approve the following:

●
a change in Banco Inter’s corporate purpose;
●
a reduction in the percentage of minimum mandatory dividends to be distributed to the Banco Inter Shareholders;
●
any merger into or consolidation with another company;
●
any spin-off of Banco Inter’s assets;
●
Banco Inter’s participation in a centralized group of companies (as defined by the Brazilian Corporate Law);
●
application for cancellation of any voluntary liquidation;
●
Banco Inter’s dissolution; and
●
merging all Banco Inter Shares into another company.

In the case of Brazilian publicly held corporations with a significant free float, if the prior shareholders’ meetings of Banco Inter were attended by Banco Inter common shareholders representing less than 50% of its total voting capital stock, the CVM may authorize a reduction of such quorum.

Inter & Co (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

convertible, exercisable or exchangeable for shares) equals 5% or more of the pre-transaction outstanding shares or aggregate voting power outstanding of Inter & Co when an officer, director or shareholder who beneficially own 5% of the total outstanding Shares or voting power of Inter & Co has a 5% or greater interest in the target or assets to be acquired (or such persons collectively have a 10% or greater interest in the target or assets to be acquired);
●
transactions, other than a public offering, involving the sale, issuance or potential issuance by Inter & Co of Inter & Co shares (or securities that are convertible, exercisable or exchangeable for such shares), which alone or together with sales by officers, directors or shareholders who beneficially own 5% of the total outstanding shares or voting power of Inter & Co, equals 20% or more of the shares or voting power of the Company outstanding before the sale or issuance if such sale or issue price is lower than the closing price of Inter & Co shares the trading day immediately preceding the signing of the binding agreement in relation to such sale or issue or the average of the closing price of the shares the five trading days immediately preceding the signing of the binding agreement in relation to such sale or issue;
●
the issuance of Inter & Co shares (or securities that are convertible, exercisable or exchangeable for shares) that will result in a change of control of Inter & Co;
●
the adoption or material amendment of any incentive plan or equity compensation arrangement by Inter & Co other than in circumstances where shareholder approval would not be necessary pursuant to Nasdaq rules; and
●
a merger or spin-off involving Inter & Co, with one or more businesses or entities.

Shareholder Action by Written Consent

The Inter & Co Articles of Association provide that an ordinary or special resolution may be approved in writing by all shareholders entitled to vote at a general meeting of the company

The Brazilian Corporation Law requires shareholders’ meetings to be held live, virtually or both live and virtually. Remote voting is also permitted for shareholders of publicly held companies. Publicly held companies are required to offer remote voting in connection with annual shareholders’ meetings, any shareholders’ meeting taking place on the same date as the annual meeting or any other shareholders’ meeting that will resolve on the election of board members or fiscal council members.

Mandatory Tender Offer

Subject to certain exceptions described in “Inter & Co – Share Capital and Constituent Documents — Tag Along,” if, in one or a series of transactions, (i) the controlling shareholder (being a shareholder who owns, directly or indirectly shares possessing more than fifty percent (50%) of the voting power of the

Other than the general tender offer modalities set forth in CVM regulation applicable to publicly-held companies such as Banco Inter, the Nível 2 rules provide that a change of control of Banco Inter resulting from a transaction or a series of transactions is subject to the condition that a mandatory tender offer for all of

Inter & Co (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

Company) transfers our Voting Control (as defined in our Articles of Association) to a person or group of persons acting in concert, or (ii) the controlling shareholder transfers all or part of its Common Shares to a person or group of persons acting in concert and such a person or group of persons acquires control of the Company within 12 months from the acquisition of the controlling shareholder’s Common Shares or from the receipt of payment by the controlling shareholder (such person or group of persons acting in concert described in (i) or (ii), the “new controlling shareholder”), then the new controlling shareholder shall make a tender offer or exchange offer to all holders of Class A Common Shares, pursuant to which the holders of Class A Common Shares shall have the right to elect to receive a price for each Class A Common Share equivalent to the weighted average price per share paid by the new controlling shareholder for the acquisition of Common Shares from the controlling shareholder during the 12-month period prior to the acquisition of Voting Control by the new controlling shareholder.

Also, Class B Common Shares may be transferred without automatic conversion into Class A Common Shares to a transferee that agrees in writing with the Company to make a tender offer or exchange offer pursuant to the tag along provisions described above.

the Banco Inter Shares is launched by the acquirer. The tender offer must bear the same terms and conditions of the transaction effecting the change of control and must comply with the terms and conditions under applicable law and the Nível 2 rules, as well as treat preferred and common shares equally.

In the event of an indirect change of control, the acquirer must disclose the value assigned to Banco Inter for the purpose of defining the price of the tender offer, as well as the assumptions and calculations underlying such valuation.

Under Nível 2 rules, delisting from Nível 2 (either directly or through a corporate reorganization in which the final company is not listed on Nível 2) will require the company or its controlling shareholder to launch a tender offer for all the other shareholders. The terms and conditions for such tender offer are effectively the same as the mandatory tender offer triggered by change of control.

Related Party Proposed Transactions

Inter & Co’s related person transaction policy states that any related person transaction must be approved or ratified by Inter & Co’s audit committee, the Inter & Co board of directors or a designated committee thereof.

In determining whether to approve or ratify a transaction with a related person, Inter & Co’s audit committee, the Inter & Co board of directors or the designated committee will consider all relevant facts and circumstances, including without limitation (i) the commercial reasonableness of the terms of the transaction, (ii) the benefit and perceived benefit, or lack thereof, to Inter & Co, (iii) opportunity costs of an alternate transaction, (iv) the materiality and character of the related person’s direct or indirect interest and (v) the actual or apparent conflict of interest of the related person. Inter & Co’s audit committee, the Inter & Co board of directors or the designated committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, Inter & Co’s best interests and the best interests of Inter & Co’s shareholders.

No director may participate in deliberations with respect to any transaction in which such director has a conflict of interest with Inter & Co.

In accordance with the Brazilian Corporate Law and the Banco Inter Bylaws, decisions with respect to related party transactions are made by the Banco Inter Shareholders or Banco Inter’s board of directors, as the case may be. No director may participate in deliberations with respect to any transaction in which such director has a conflict of interest with Banco Inter.

In accordance with Banco Inter’s related party transaction policy, Banco Inter’s board of directors reviews related party transaction that are material (as defined in the policy) or should otherwise be disclosed due to the nature of the contemplated transaction.

Under Banco Inter’s related party transaction policy, the company’s financial reports are required to include information regarding related party transactions.

Appraisal and Dissenters’ Rights

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned	Any of the Banco Inter Shareholders that disagree with certain decisions made in a shareholders’ meeting have the right to

Inter & Co (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation of a company that takes place by way of a scheme of arrangement.

Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation that does not take place by way of a scheme of arrangement to apply to the Cayman Islands Grand Court for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

When a takeover offer is made and accepted by holders of 90.0% of the shares to whom the offer is made within four months, the offeror may, within a two-month period thereafter, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Cayman Islands Grand Court but is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders. An application may be made by a dissenting shareholder to the Grand Court for an order that the transfer of the shares be made otherwise than on the terms of the offer.

withdraw from Banco Inter and receive reimbursement for the value of their shares.

Pursuant to the Brazilian Corporate Law, the right of withdrawal may be exercised under the following circumstances:

any spin-off in the circumstances described below;

●
a reduction of Banco Inter’s minimum mandatory dividends;
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a change in Banco Inter’s corporate purpose;
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the merger of shares involving Banco Inter, in accordance with article 252 of the Brazilian Corporate Law;
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Banco Inter’s participation in a corporate group (as defined in the Brazilian Corporate Law);
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the acquisition by Banco Inter of the control of another company for a price that exceeds the limits established in paragraph two of article 256 of the Brazilian Corporate Law;
●
a change in Banco Inter’s corporate form; or

Banco Inter’s merger into or consolidation with another company.

However, under the Brazilian Corporate Law, a spin-off will not trigger withdrawal rights, unless it:

●
causes a change in Banco Inter’s corporate purpose, except if the assets and liabilities spun off were transferred to a company whose primary activities are consistent with Banco Inter’s corporate purpose;
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reduces Banco Inter’s minimum mandatory dividends; or
●
results in Banco Inter’s participation in a centralized group of companies (as defined in the Brazilian Corporate Law).

In cases involving (i) Banco Inter’s merger into or consolidation with another company, or (ii) Banco Inter’s participation in a corporate group (as defined in the Brazilian Corporate Law), Banco Inter Shareholders will not be entitled to withdrawal rights if the Banco Inter Shares:

●
are “liquid,” meaning they are part of B3 Index or other stock exchange index (as defined by the CVM); and
●
are widely held, such that Banco Inter’s controlling shareholder or its affiliates hold less than 50% of the Banco Inter Shares.

The withdrawal right expires 30 days after publication of the minutes of the relevant Banco Inter Shareholders’ meeting. In addition, Banco Inter is entitled to reconsider any action that may give rise to withdrawal rights for ten days after the expiration of the withdrawal right exercise period if Banco Inter deems that the payment of the redemption amount to the dissenting shareholders would jeopardize Banco Inter’s financial stability.

Upon the exercise of withdrawal rights, Banco Inter Shareholders are entitled to receive the net worth of their Banco Inter Shares, based on Banco Inter’s most recent statement of financial

Inter & Co (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

position approved by the Banco Inter Shareholders. If the resolution giving rise to the withdrawal rights is made later than 60 days after the date of Banco Inter’s most recent approved statement of financial position, the shareholder may demand, together with the redemption, that his or her Banco Inter Shares be valued according to a new statement of financial position dated no more than 60 days before the resolution date. In this case, Banco Inter must immediately pay 80% of the net worth of the Banco Inter Shares, calculated on the basis of the most recent statement of financial position approved by the Banco Inter Shareholders, and the balance must be paid within 120 days after the date of the resolution of the Banco Inter Shareholders’ meeting.

Shareholder Information Rights

Shareholders of a Cayman Islands exempted company (such as Inter & Co) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders.

The Inter & Co Articles of Association provide that the directors may from time to time determine whether, to what extent, at what times and places and under what conditions or regulations the accounts and books and corporate records of Inter & Co or any of them shall be open to the inspection of shareholders not being directors, and no shareholder (not being a director) shall have any right of inspecting any account or book or document of Inter & Co except as conferred by applicable law, the listing rules of any designated stock exchange or authorized by the directors.

Under the Brazilian Corporation Law, shareholders have the right to:

i.  request copies of the minutes of general meetings and resolutions of Banco Inter;

ii.  receive copies of support documents for resolutions in annual or extraordinary Banco Inter General Meetings (i.e., management and auditors’ reports and statements of financial position); and

iii.  receive certificates of corporate books if a certain share ownership threshold is met.

Amendments of Constituent Documents

Subject to the Companies Act and the Inter & Co Articles of Association, alterations to the Inter & Co Articles of Association (except with respect to share capital) require a special resolution of the Inter & Co shareholders (requiring the affirmative vote of at least a two-thirds majority of the votes of shareholders in attendance in person or by proxy at a quorate general meeting).

Amendment of Banco Inter Bylaws requires approval by an extraordinary shareholders’ meeting.

Indemnification of Directors and Officers & Limitation on Personal Liability of Directors and Officers

The Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The Inter & Co Articles of Association provide that Inter & Co shall indemnify and hold harmless Inter & Co’s directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default

Subject to certain exceptions, Banco Inter may, directly or through any of its subsidiaries, enter into indemnity agreements with the members of the board of directors of Banco Inter, of any advisory committees, of its executive board or of its direct and indirect subsidiaries, and all other employees with management powers in Banco Inter and/or any of its direct or indirect subsidiaries, in the event of any damage or loss actually suffered by the beneficiaries as a result of the regular exercise of their duties at Banco Inter, without prejudice to the contracting of a specific insurance contract in favor of such beneficiaries.

Banco Inter has obtained insurance coverage with Chubb Seguros Brasil S.A. to protect its directors and officers against civil

Inter & Co (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

or fraud, in or about the conduct of Inter & Co’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning Inter & Co or its affairs in any court whether in the Cayman Islands or elsewhere.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Inter & Co’s directors, officers or persons controlling Inter & Co under the foregoing provisions, Inter & Co has been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Inter & Co will seek insurance coverage to protect its directors and officers against civil liabilities incurred by them while exercising their corporate functions during the coverage period.

liabilities incurred by them while exercising their corporate functions during the coverage period. Under the terms of this D&O insurance policy, the insurer will cover up to R$80 million in damages as determined by judicial or arbitral decisions as well as private settlements approved by the insurer. The insurance policy currently in effect expires on January 23, 2023 and excludes coverage for damages resulting from willful misconduct, fraud or severe negligence on the part of the Banco Inter directors and officers.

Preemptive Rights

The Inter & Co Class A Common Shares and Inter & Co Class B Common Shares of Inter & Co are not entitled to preemptive rights upon transfer.

Inter & Co Class A Common Shares do not have preemptive rights to subscribe newly issued shares. The Class B Common Shares are entitled to maintain a proportional ownership and voting interest in the event that additional Class A Common Shares are issued. As such, except for certain exceptions, if Inter & Co increases its share capital or issues common shares, it must first make an offer to each holder of Class B Common Shares to issue to such holder on the same economic terms such number of Class A Common Shares and Class B Common Shares, as applicable, as would ensure such holder may maintain a proportional ownership and voting interest in Inter & Co.

The Banco Inter Shares are not entitled to preemptive rights upon transfer.

The Banco Inter Shareholders have a general preemptive right (subject to certain exceptions) to subscribe to shares in any capital increase in proportion to their shareholding at the time of such capital increase. While the Banco Inter Shareholders also have a general preemptive right to subscribe to any debenture convertible into Banco Inter Shares and subscription warrants that Banco Inter may issue, no preemptive rights apply to actual conversions of debentures, acquisitions of shares resulting from the exercise of subscription warrants and granting of call options and issuance of shares as a result of their exercise. A period of at least 30 days following the publication of the notice of the capital increase or issuance of convertible debentures or subscription warrants is allowed for the exercise of the preemptive right. Shareholders may waive their preemptive rights.

However, pursuant to the Brazilian Corporate Law and the Banco Inter Bylaws, the board of directors of Banco Inter is authorized to exclude preemptive rights or reduce their exercise period with respect to the issuance of new shares, convertible debentures and subscription warrants, up to the limit of the authorized stock capital, if the distribution of those shares, debentures or warrants is effected through a stock exchange, through a public offering or through an exchange of shares in a public offering the purpose of which is to acquire control of another company.

Dividends

Under the Companies Act, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if payment would result in the	The Brazilian Corporate Law requires that the bylaws of a Brazilian corporation specify a minimum percentage of income available for the annual distribution of dividends, known as the

Inter & Co (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

company being unable to pay its debts as they fall due in the ordinary course of business. Pursuant to the Inter & Co Articles of Association, dividends can be declared and paid out of funds lawfully available to Inter & Co, which include the share premium account.

Subject to rights and restrictions attached to any Inter & Co shares, the Inter & Co directors may from time to time declare dividends (including interim dividends) and other distributions on Inter & Co shares in issue and authorize payment of the same out of the funds of Inter & Co lawfully available therefor.

Subject to the rights and restrictions attached to any Inter & Co shares, Inter & Co by ordinary resolution (requiring the affirmative vote of a simple majority of those shareholders attending and voting in person or by proxy at a quorate general meeting) of the Inter & Co shareholders may declare dividends, but no dividend may exceed the amount recommended by the Inter & Co board of directors.

mandatory dividend, which must be paid to shareholders either as dividends or interest on equity.

Pursuant to the Brazilian Corporate Law and the Banco Inter Bylaws, at least 25% of Banco Inter’s adjusted net income should be allotted for the distribution and payment of the mandatory dividend to the Banco Inter Shareholders. Banco Inter’s net income for this purpose is adjusted by reducing net income allocated to Banco Inter’s legal reserve and other reserves, and by increasing net income by any reversals of the reserves.

While Banco Inter is required under the Brazilian Corporate Law to pay a mandatory distribution every year, Banco Inter is also allowed to suspend the mandatory distribution of dividends if the board of directors of Banco Inter reports to Banco Inter’s annual shareholders’ meeting that the distribution would be inadvisable given Banco Inter’s financial condition. In addition, Banco Inter’s management must submit a report setting out the reasons for the suspension to the CVM. Net income not distributed by virtue of a suspension is allocated to a separate reserve and, if not absorbed by subsequent losses, is required to be distributed as soon as the financial condition of Banco Inter permits such payments.

Repurchases and Redemptions

The Companies Act and the Inter & Co Articles of Association permit Inter & Co to purchase its own shares, subject to certain restrictions. The Inter & Co board of directors may only exercise this power on behalf of Inter & Co, subject to the Companies Act, the Inter & Co Articles of Association and any applicable requirements imposed by the SEC and the applicable stock exchange on which Inter & Co securities are listed.

Inter & Co may issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of Inter & Co or the Member on such terms and in such manner as the Inter & Co directors may, before the issuance of the shares, determine.

According to the Brazilian Corporate Law, Banco Inter may redeem its shares subject to the approval of the Banco Inter Shareholders at a special shareholders’ meeting, where Banco Inter Shareholders representing at least 50% of the Banco Inter Shares that would be affected approve it. Redemption can be paid with Banco Inter’s profits, profit reserves or capital reserve.

REGULATORY MATTERS

The basic legal framework of the National Financial System of Brazil or “SFN” was established by Law No. 4,595, enacted on December 31, 1964, as amended (“Law No. 4,595”), which created the National Monetary Council (“CMN”), the body responsible for establishing general guidelines for monetary, foreign currency and credit policies, among others, as well as for regulating the institutions that comprise the financial system. Law No. 4,595 also granted the Central Bank the authority to issue currency and manage credit, among other powers.

In addition, pursuant to Law No. 4,595 and Resolution No. 4,122, enacted by the CMN on August 2, 2012 (“Resolution No. 4,122/2012”), the authorization of the Central Bank is required for us to operate as a multi-service bank, which has been granted to us pursuant to Official Letter No. DEORF/GTBHO-2008/1950, dated March 27, 2008.

Major regulatory agencies

The National Financial System is comprised of supervisory and regulatory bodies that are responsible for the regulation and supervision of financial institutions. Given the activities that we perform, we are subject to oversight by the following main regulatory agencies:

CMN

The CMN oversees the Brazilian monetary, credit, budgetary, fiscal and public debt policies. It is comprised of the president of the Central Bank, the Special Secretary of Finance of the Ministry of Economy and the Minister of Economy. Pursuant to the provisions of Law No. 4,595, the CMN is the highest regulatory agency of the National Financial System and is authorized to establish guidelines applicable to financial institutions and regulate the credit operations of Brazilian financial institutions and the Brazilian currency. The CMN also has the authority to supervise Brazilian gold and foreign currency reserves, determine Brazilian policies for savings and investments, and govern Brazilian capital markets for the purpose of fostering the country’s economic and social development. In this regard, the CMN also oversees the activities carried out by the Central Bank and the CVM.

National Council of Private Insurance — CNSP

CNSP is the body responsible for establishing guidelines and standards for private insurance policies. It is chaired by the Minister of Economy, by the Superintendent of SUSEP, and is comprised of representatives from the Ministry of Labor and Social Security and Welfare, SUSEP, the Central Bank and CVM.

Financial Activities Control Council — COAF

The Financial Activities Control Council (Conselho de Controle de Atividades Financeiras) (“COAF”), is the Brazilian financial intelligence unit and has the legal task of coordinating cooperation and information exchange mechanisms that enable quick and efficient actions to combat “money laundering” and “terrorist financing,” to discipline and apply penalties administrative, receive, examine and identify suspicious occurrences and supervise the activities of individuals and legal entities that do not have a specific regulator.

Central Bank of Brazil — Central Bank

The Central Bank is an autonomous government body responsible for implementing the policies established by CMN relating to foreign currency and credit. It is also responsible for implementing the CMN’s financial guidelines and regulating Brazilian financial institutions and other regulated institutions (such as payment institutions), including with respect to minimum capital reserve requirements and the disclosure of financial institution transactions and financial information. It is also responsible for monitoring and regulating foreign investments in Brazil. According to Complementary Law No. 179 of February 24, 2021, the Central Bank is managed by an executive board consisting of nine members, one of which is the Central Bank’s President and all appointed by the President of Brazil and subject to ratification by the Brazilian Senate. The mandate of the Central Bank’s President is of four years, being the initial term on January 1st of the third year of the mandate of the President of Brazil. The mandate of other members is up to four years, provided that the first two members will have the initial term on March 1st of the first year of the mandate and each two on January 1st of every following year.

Brazilian Security Exchange Commission — CVM

The CVM is an autonomous government body subject to a special regime that is linked to the Ministry of Economy under the terms of Law No. 6,385, of December 7, 1976, as amended (“Capital Markets Law”). It is headquartered in the city of Rio de Janeiro, has independent administrative authority over all Brazilian territory, is its own legal entity, and has its own assets. It is responsible for implementing the CMN’s securities market policies, and has the power to regulate, develop, control and inspect the securities market in strict compliance with the Capital Markets Law and Brazilian Corporation Law.

Superintendence of Private Insurance — SUSEP

SUSEP is an autonomous government body responsible for controlling and inspecting the Brazilian insurance, open-end private pension fund, savings bonds and reinsurance markets. It is an autonomous government agency created by Decree-law No. 73, of November 21, 1966, and is linked to the Ministry of the Economy.

National Institute of Social Security — INSS

Autarchy linked to the Ministry of Welfare and Social Assistance, responsible for recognizing the rights of insured persons under the General Social Security Regime — RGPS. The National Institute of Social Security is responsible for regulating the payment of retirement, death pension, sickness benefit, accident benefit, among other benefits, including payroll-deductible credit to retirees and pensioners.

Regulation of Full Service Banks

Full service banks (such as Banco Inter) are financial institutions (public or private) that carry out active, passive and ancillary financial activities through the following portfolios: commercial, investment and/or development (the latter solely applicable to public institutions), real estate credit, credit, finance and investment, and leasing. Transactions carried out by full service banks are subject to the same rules applicable to the institutions that carry out the activities within one single portfolio. Full service banks must be incorporated as corporations and with at least 2 portfolios, and one of which must be the commercial or investment portfolio.

Regulation of Securities Brokerage Firms

Securities trading in stock exchange markets shall be carried out exclusively by DTVMs (such as Inter DTVM Ltda.), CTVMs and certain other authorized institutions. DTVMs, or securities distributors (distribuidoras de títulos e valores mobiliários) are regulated by CMN Resolution No. 1,120/86 and CTVMS, or securities brokers (corretoras de títulos e valores mobiliários) are regulated by CMN Resolution No. 1,655/89. With Central Bank and CVM’s joint decision No. 17, of March 2, 2009, which authorized securities distributors to operate directly in the environments and trading systems of organized stock exchange markets, the main difference between securities brokers and securities distributors was extinguished, and such institutions are today allowed to virtually perform the same type of activities.

In this regard, both CMN Resolution No. 1,120/86 and CMN Resolution No. 1,655/89 allow brokerage firms to carry out, among others, the following activities: (1) trading in stock exchanges; (2) managing investment portfolios; and (3) providing custody services. More recently, on November 27, 2020, the CMN issued Resolution No. 4,871, which amended CMN Resolution No. 1,120/86 and CMN Resolution No. 1655/89 in order to allow DTVMs and CTVMs to also issue electronic currency.

Regulation of electronic payments and the Brazilian Payments System (SPB)

The CMN and the Central Bank govern and monitor the institutions that participate in the Brazilian Payments System. These include payment institutions and payment arrangements, for which the regulatory framework was created in October 2013, with the enactment of Law No. 12,865. In November 2013, the CMN and the Central Bank regulated the aforementioned law, by means of four main regulations: CMN Resolution No. 4,282/2013, Central Bank Resolution No. 96/2021, Central Bank Circular No. 3,681/2013 and Central Bank Circular No. 3,682/2013. Subsequently, in March 2018, the Central Bank issued the following regulations: Central Bank Circular No. 3,885/2018 (which governed certain matters set forth in CMN Resolution No. 4,282/2013), Central Bank Circular No. 3,886/2018 (which amended Central Bank Circular No. 3,682/2013) and Central Bank Circular No. 3,887/2018. Further, in October 2020, the Central Bank issued Central Bank Resolution No. 24/2020 (which amended Circular No. 3,682/2013) and, in March 2021, Central Bank Resolution No. 80/2021 (which revoked Central Bank Circular No. 3,885/2018) and Central Bank

Resolution No. 81/2021 and, in October 2021, Central Bank Resolution No. 150/2021 (which revoked Central Bank Circular No. 3,682/2013).

Law No. 12,865 establishes the main legal framework for the electronic payments sector, providing regulations for the companies currently operating: (1) in the e-money market, in the issuance of prepaid cards, credit cards, and other prepaid payment instruments; and (2) in the acquiring market, in the process and settle of electronical transactions made by prepaid accounts owners or bearers of prepaid cards and/or credit card. Such companies are collectively referred to as “payment institutions.” Additionally, Law No. 12,865 establishes principles for payment arrangements, payment arrangement settlors and payment institutions, which became part of the SPB.

On the other hand, the regulations issued by the CMN established the guidelines that the Central Bank — the sector’s regulatory body — must comply with in supervising the sector. The regulations issued by the Central Bank, which came into effect in May 2014 (and in 2018 with regard to Circular No. 3,886 and in 2021 with regard to Resolutions No. 80 and No. 81), (1) limited the activities developed by each type of payment institution, providing a more narrow definition of each activity; (2) established the main criteria and procedures for obtaining prior approval from the Central Bank for the establishment and operation of payment institutions and payment arrangements (including volume criteria, in some cases), as well as for the cancellation of an authorization, change of control, and corporate restructuring; (3) established the conditions for holding management positions and the minimum capital requirements for the payment institutions; (4) regulated payment accounts, requiring that payment institutions identify the account holders and the form of allocating the funds deposited (aiming to preserve the amount and liquidity of the e-money balances maintained in the accounts); (5) regulated the provision of payment services to those that fall under the category of SPB payment arrangements, and established the criteria according to which a particular payment arrangement would not be part of the SPB; and (6) established rules regarding risk management, minimum capital requirements and the governance of payment institutions.

With respect to the Circulars issued by the Central Bank in 2018, Circular No. 3,887 established limits on interchange fees in connection with debit transactions. Any such fee must not be greater than (1) a 0.5% average interchange fee based on the amount of the transactions and (2) 0.8% in respect of any transaction. These limits do not apply to electronic transactions or transactions using corporate credit cards.

Central Bank Resolution No. 24/2020 (which amended Circular No. 3,682/2013) reviewed certain requirements and procedures for the licensing of payment institutions, particularly for e-money issuers, and introduced a new type of payment institution license: the electronic payment initiator.

Finally, Central Bank Resolution No. 80/2021 and Central Bank Resolution No. 81/2021 revoked, among others, Central Bank Circular No. 3,885/2018 as of May 3, of 2021 and consolidated the requirements and procedures for the licensing of all payment institutions, whereas Central Bank Resolution No. 150/2021 reviewed and consolidated the requirements and procedures applicable to payment arrangements.

Although the payment institutions have been regulated by the Central Bank, they are not considered financial institutions and, accordingly, are not authorized to perform typical activities of a financial institution as provided for in the applicable regulation. Notwithstanding, payment institutions and their administrators must comply with certain laws and regulations applicable to financial institutions (such as anti- money laundering and bank secrecy laws). They are also subject to the Temporary Special Administration Regime’s (Regime de Administração Especial Temporária), intervention and out-of-court liquidation procedures.

On March 11, 2022, the Central Bank enacted Resolutions No. 197, 198, 199, 200, 201 and 202, which will come into force as of January 1, 2023 and improve the prudential regulation applicable to payment institutions. Such rules are based on the following key cornerstones: (i) applicability of the prudential rules to all the entities of the prudential conglomerate (similar to current rules on financial institutions); (ii) improvement of payment institutions’ capital requirements; (iii) proportionality of the requirements based on the size and complexity of the activities carried out by the relevant payment institution; and (iv) gradual implementation, with complete application of the rules by the end of 2025.

Instant Payment System (SPI) and Instant Payment Arrangement (PIX)

The Central Bank has sought to develop an efficient, competitive, centralized and secure instant payment system, where the user is guaranteed to make payments and transfers in real time, seven days a week and 24 hour a day. Central Bank’s main concerns was to ensure the participation of Brazilian main traditional institutions on such instant payment system, and also open it to certain types of payment service providers that could comply with the minimum operational and security requirements needed to enable Brazilian’s end users to make instant payments.

On December 21, 2018, the Central Bank published Communication No. 32.927, which disclosed the fundamental requirements for the creation of the Brazilian instantaneous payment ecosystem.

On February 18, 2020, the Central Bank published Ruling No. 3.985, which among other aspects, established the provisions related to the modalities and the participation criteria for the arrangement of instant payments and in the Instant Payment System (SPI) and the Central Bank’s Instant Payment System. The rule stated that all financial and payment institutions with a license to operate granted by the Central Bank and with more than 500.000 active customer accounts (including current, savings and payment accounts) must participate in SPI and Central Bank Instant Payment Arrangements. Central Bank Circular No. 3,985 came into force on March 2, 2020.

Also, through the enactment of Central Bank Resolution No. 1, dated August 12, 2020, which revoked Central Bank Circular No. 3,985, and Central Bank Circular No. 4,027, dated June 12, 2020, the Central Bank instituted and regulated, among other aspects, the arrangement for instant payments (PIX) and SPI, comprising the instant payment, which is the electronic transfer of funds in which the transmission of the availability of funds to the recipient user occurs in real time and whose service is available 24 hours a day, seven days a week and every day in the year. Transfers take place directly from the paying user’s account to the receiving user’s account, without the need for intermediaries, which leads to lower transaction costs. On April 1, 2022, Central Bank Resolution No. 195, of March 3, 2022, revoked Central Bank Circular No. 4,027, dated June 12, 2020 and other ancillary rules, in order to consolidate the regulation related to the Instant Payment System (SPI) and Instant Payment Accounts in a single rule.

The PIX adhesion process is currently regulated by the Central Bank Normative Instructions No. 203, of December 10, 2021. The adhesion process is composed of three steps: (1) registration; (2) homologation; and (3) restricted operation. The effective full participation in PIX only begins after this last step. Furthermore, the procedures to become a direct participant of the Instant Payment System (SPI) and maintain an Instant Payment Account with the Central Bank are regulated by Central Bank Normative Instruction No. 243, dated March 16, 2022.

On December 15, 2021, the Central Bank enacted Resolution No. 175, which regulates the discount window line to be granted by the Central Bank to financial institutions participating directly in the SPI. Central Bank Resolution No. 175/21 sets forth that discount window operations will be carried out through purchase transactions with the commitment to resell federal public securities registered in the SELIC, with the purpose of providing liquidity to participants institutions, within and outside the regular hours of operations in the Reserve Transfer System.

On December 22, 2021, the Central Bank enacted Resolution No. 177, regulating the applicable sanctions for the PIX participants, which may be (i) a fine; (ii) suspension, and (iii) exclusion from the PIX system, either applied jointly or individually.

The PIX has been in full operation since November 16, 2020.

Principal limitations and restrictions on financial institutions

In accordance with the main international regulatory standards, Brazilian financial institutions are subject to a number of restrictions and obligations. Broadly speaking, these limitations and obligations relate to the following systemic risks: providing credit; the concentration of risk; investments, operational procedures, loans and other transactions in foreign currencies; management of third-party resources and microcredit. The restrictions and requirements imposed on banking activities by applicable laws and regulations are as follows:

●	Financial institutions may not operate in Brazil without the prior approval of the Central Bank.
●	A Brazilian financial institution cannot hold a direct or indirect ownership interest in any company, whether located in Brazil or abroad, without the prior authorization of the Central Bank. Furthermore, the business purpose of the company in which the financial institution invests should be supplemental or ancillary to the activities performed by the financial institution. This prior approval is not required with regard to (1) ownership interest in investment portfolios by investment banks, development banks, development agencies, and full-service banks with investment or development portfolios; and (2) temporary ownership interests in companies headquartered in Brazil that are not recorded as permanent assets and are not consolidated in accordance with regulations then in effect;

●	Financial institutions must disclose the members of their controlling group, which should be a person or group of persons bound by a voting agreement or under common control, holding rights corresponding to the majority of the voting shares of a corporation (sociedade anônima) or 75% of the capital stock of a limited liability company (sociedade limitada);
●	Financial institutions must also submit for approval by the Central Bank the admission of a shareholder/quotaholder with a qualified participation, which is defined as a direct or indirect interest held by individuals or legal entities, equivalent to 15% or more of the shares/quotas representing the institution’s total capital stock. Financial institutions must also indicate the respective ownership interests, and include statements authorizing the Central Bank to access relevant information stored in any public or private record system. The Brazilian Federal Revenue Office must provide the Central Bank with a copy of the income tax return, declaration of assets and rights, and debts and liens for the past three fiscal years. The Central Bank may also request additional information and documents it deems necessary, including information regarding the origin of the funds and the reputation of the incoming shareholder/quotaholder. It is worth noting that, on July 1, 2022, CMN Resolution No. 4,970, issued on November 25, 2021, will come into force and replace the current key rules governing authorization processes relating to financial institutions. Among other things (as further detailed below), this rule will replace the current definition of holder of qualified equity stakes, which will be defined as the individual or legal entity that, not being a controlling shareholder/quotaholder of the relevant financial institution, (1) holds a direct equity stake equal to or higher than 15% (fifteen percent) or more of the financial institution’s voting capital stock (2) holds a direct equity stake equal to or higher than 10% (ten percent) or more of the financial institution’s total capital stock, when such equity stake does not relate exclusively to the institution’s voting capital stock; (3) has the corporate control of a legal entity that holds the equity stake mentioned in (1) or (2) above; or (4) holds the equity stake mentioned in (1) or (2) above in the entity that controls the financial institution;
●	Brazilian financial institutions must submit for prior approval by the Central Bank the corporate documents governing their organization and operation, including, but not limited to, documents related to capital increases; transfer of headquarters; opening, transfer or closing of branches (either in Brazil or abroad); election of members of statutory bodies; and any corporate restructuring or change in the composition of the controlling shareholder/quotaholder;
●	Brazilian financial institutions must comply with minimum capital requirements and reserve requirements, in addition to certain operational limits;
●	Brazilian financial institutions must maintain sufficient capital reserves to absorb unexpected losses, according to the rules proposed by the Basel Committee and implemented by the Central Bank;
●	Brazilian financial institutions may distribute earnings, in any form, above the minimum statutory amount only to the extent that any such distribution will not compromise their ability to comply with applicable operating requirements. The distribution of earnings above the statutory minimum amount must take into consideration the impact the distribution will have on the financial institution’s ability to meet present and future minimum capital requirements and other operational limits established by the Central Bank;
●	A Brazilian financial institution may not own property, except for property intended for its own use, subject to certain limitations imposed by the CMN. In the event that a financial institution receives property, for example, as payment of a debt, such property must be sold, in the manner regulated by the CMN;
●	Brazilian financial institutions must comply with the principles of selectivity, guarantee, liquidity and risk diversification;
●	A Brazilian financial institution cannot lend more than 25% of Tier 1 of its reference equity to a single person or group, and must also limit the total amount of its concentrated exposures to the maximum percentage of 600% of the Tier 1 of its reference equity (concentrated exposure is defined as the total exposure towards a client in an amount equal to or higher than 10% of the Tier 1 of the institution’s reference equity);
●	A Brazilian financial institution can only carry out credit operations with certain related parties subject to certain limits and conditions provided for in Law No. 4,595/1964 and CMN Resolution No. 4,693/2018;
●	The management of third-party assets must be segregated from other activities and comply with CVM regulations;

●	The total amount of funds invested in a financial institution’s permanent assets cannot exceed 50% of its adjusted shareholder equity;
●	Brazilian financial institutions must comply with regulations aiming at preventing money laundering, terrorist financing and corruption;
●	Brazilian financial institutions must implement policies and internal procedures to manage their financial information, operational and administrative systems, and their compliance with all applicable regulations;
●	Brazilian financial institutions must implement a compensation policy for board members and officers, which should be consistent with the risk management policies in place. At least 50% of the variable compensation should be paid in shares or share-based instruments, and at least 40% of the variable compensation should be deferred for future payment in at least three years;
●	Law No. 4,595/1964, Law No. 13,506/2017 and a specific regulation enacted by CMN provide for the imposition of penalties on financial institutions in certain situations where the applicable requirements and controls have not been complied with. In addition, the Central Bank may cancel the authorization for a financial institution to operate, at any moment, if serious infractions are identified, such as (1) damage to liquidity, solvency or financial soundness, or risk taking incompatible with the capital structure, of a financial institution; (2) contribution to generate indiscipline in the financial market or to affect the stability or regular functioning of the National Financial System, the Consortium System, the Brazilian payments system or the capital market; (3) any attempt to hinder the knowledge of the real patrimonial or financial situation of a financial institution; or (4) severely affect the purpose and continuity of activities or operations within the scope of the National Financial System, the Consortium System or the Brazilian Payment System.

Changes in the rules governing authorization processes of financial institutions

As mentioned above, on July 1, 2022, CMN Resolution No. 4,970, issued on November 25, 2021, will come into force and replace the current key rules governing authorization processes relating to financial institutions. According to the Central Bank, the key purposes of such a resolution are: (1) the consolidation of the rules governing authorization processes of financial institutions in one key rule; (2) the uniformization of the requirements for authorizations relating to all regulated segments; and (3) the reorganization of the content of the rule, with the segregation of provisions with a procedural nature to other rules to be issued by the Central Bank.

The rule is also predicated upon an approach based on the complexity of each segment and each authorization process, thereby granting more flexibility to the Central Bank in its review of applications for authorizations.

The key changes to be implemented by CMN Resolution No. 4,970/21 are: (1) the inclusion of further details on the criteria to be met by prospective controlling individuals/entities; (2) the amendment of the definition of a holder of qualified equity stake; (3) the elimination of certain regulatory requirements (such as the issuance of statements of purpose); and (4) the improvement of the rules governing the rejection of authorization requests.

Segmentation of Brazilian Financial Institutions

On January 30, 2017, the CMN enacted Resolution No. 4,553, which establishes five segments for financial institutions and other institutions authorized to operate by Central Bank for the purpose of proportional application of prudential regulation. The financial institutions are classified according to their exposure as a percentage of Brazilian GDP and international activity in one of the following Segments:

●	Segment 1 — consisting of full service banks, commercial banks, investment banks, foreign exchange banks and saving banks with an exposure greater than or equal to 10.0% of Brazilian GDP or which exercise relevant international activity, regardless the exposure of the institution;
●	Segment 2 — consisting of full service banks, commercial banks, investment banks, foreign exchange banks, saving banks and other institutions with an exposure greater than or equal to 1.0% and less than 10.0% of Brazilian GDP and by the other institutions with an exposure greater than or equal to 1% of Brazilian GDP;

●	Segment 3 — consisting of institutions with an exposure greater than or equal to 0.1% and less than 1.0% of Brazilian GDP;
●	Segment 4 — consisting of institutions with an exposure of less than 0.1% of Brazilian GDP; and
●	Segment 5 — consisting of institutions with an exposure of less than 0.1% of Brazilian GDP that use a simplified facultative methodology for regulatory capital, Level I and Principal Capital except full service banks, commercial banks, investment banks, foreign exchange banks and saving banks.

Restrictions on granting credit

Credit transactions with related parties are currently ruled by CMN Resolution No. 4,693 of October 29, 2018 (“Resolution No. 4,693/2018”), and Law No. 4,595/1964, as amended by Law No. 13,506, as of November 13, 2017 (“Law No. 13,506/2017”).

Pursuant to Law No. 4,595 and Resolution No. 4,693/2018, Brazilian financial institutions may only carry out credit transactions with certain related parties subject to the compliance with the following cumulative requirements: (1) such credit transactions are carried out under market conditions, including with regard to limits, interest rates, grace periods, term, guarantee required and criteria for the rating of risk for purposes of recording provisions for probable losses, without additional or special benefits when compared to the transactions offered to other similarly-situated customers; (2) the total amount of direct or indirect transactions with related parties may not exceed 10% of the amount related to the net equity adjusted by accumulated revenues and expenses, reduced by the amount of equity interests held in financial institutions duly authorized to operate by the Central Bank and foreign financial institutions, and subject to the maximum individual limits of (a) 1% for individuals; (b) 5% for legal entities, as well as the other provisions of Resolution No. 4,693/2018. Such requirements, however, are not applicable to (1) transactions with institutions duly authorized to operate by Central Bank as counterparties; (2) deposits and interbank investments pursuant to applicable legislation; (3) obligations undertaken between related parties within clearing houses and services providers authorized by Central Bank or CVM and its counterparts; and (4) other events authorized by CMN.

For purposes of Resolution No. 4,693/2018, financial institutions’ related parties comprise (1) their controlling shareholders, officers, and members of other statutory bodies (fiscal council, board of officers and others) and their respective spouses, partners and relatives up to the second degree; (2) individuals or legal entities with a qualified ownership interest, equal to 15% or more of capital stock, as established by Resolution No. 4,693/2018 in their capital, (3) the legal entities, in whose capital, directly or indirectly, is a qualified shareholding, equal to 15% or more of such financial institution’s capital stock, as established by Resolution No. 4,693/2018, (4) legal entities with effective control or significant influence in the decision- making processes, regardless of ownership interest; and (5) legal entities that share officers or board members with the financial institution. Also for the purposes of Resolution No. 4,693/2018, the following transactions may be defined as Related Party credit transactions: (1) loans and financing; (2) advances; (3) financial leasing operations; (4) the granting of guarantees, warranties, co-obligations or any other form of personal guarantee in respect of the fulfillment of a third party’s financial obligation; (5) lines of credit and other credit commitments; (f) credits contracted through unreleased funds; (6) interbank deposits regulated by Art. 4, item XXXII of Law No. 4,595; and (7) deposits and investments in financial institutions or their equivalent abroad, in accordance with applicable regulations. Any indirect business transaction, simulated transaction or transaction through third-parties with the purposes of consummating any of the transactions in items (1) through (7) above may also be deemed a Related Party transaction.

In addition, there are currently restrictions on financial institutions that limit the granting of credit to agencies and public sector entities, as regulated by CMN Resolution No. 4,589, of June 29, 2017 (“CMN Resolution No. 4,589”), which defines exposure limits and the overall annual limit for credit operations carried out with public agencies and entities. For the purposes of CMN Resolution No. 4,589, agencies and public sector entities are defined as:

●	those agencies and entities directly administered by the federal government, states and municipalities, and the Federal District;
●	government entities and foundations incorporated or maintained, either directly or indirectly, by the federal government, states, municipalities, and the Federal District;
●	public and quasi-public non-financial companies, their subsidiaries and other companies directly or indirectly controlled by the federal government, states, municipalities, or by the Federal District, including single-purpose companies; and
●	other agencies or entities of the federal government, states and municipalities, and the Federal District.

Fixed-Income Securities

Fixed-income securities are registered in the SELIC, in accordance with the provisions of Central Bank Resolution No. 55, of December 16, 2020. Decree No. 9,292, of February 23, 2018 establishes the characteristics of maturity and profitability of the wide variety of government bonds.

Derivatives

We enter into derivative contracts to hedge our positions against price fluctuations on transactions with customers, or structural mismatches between our assets and liabilities.

The derivatives market is regulated by CMN Resolution No. 3,505, of October 2007, CMN Resolution No. 4,948, of September 30, 2021, Law No. 11,033, of December 21, 2004, RFB Normative Instruction No. 1,585 of August 31, 2015, as amended, CMN Resolution No. 2,933 of February 28, 2002, Central Bank Circular No. 3,106 of April 10, 2002, as amended, and CMN Resolution No. 2,873, of July 26, 2001, as amended.

Asset Management

Only individuals or legal entities duly authorized by the CVM may act as managers of third-party assets. Financial institutions must segregate the management of third-party assets from their other activities. These institutions must appoint a manager as the agent responsible for the management and supervision of the assets, as well as a specialized technical department to carry out the asset management activities.

In February 2002, the Central Bank introduced legislation requiring that fund managers mark to market their fixed-income securities and record the results of the securities fund portfolio at market value.CVM Instruction No. 555, of December 17, 2014, as amended, consolidated the rules applicable to investment funds, except for certain structured investment funds that are governed by a different series of rules. The asset management industry is also self-regulated by ANBIMA, which approves supplementary rules and policies, mainly with regard to marketing and publicity.

The CVM, through CVM Resolution No. 21 of February 25, 2021, regulates the professional activities related to securities portfolio management. The CVM defines securities portfolio management as the carrying out of professional activities related, either directly or indirectly, to the operation, maintenance and management of a portfolio of securities, including the investment of funds in the securities market on behalf of the investor.

Regulation of deposit accounts and credit facilities for individuals

Demand Deposit Accounts

CMN Resolution No. 4,753, dated September 26, 2019 (“CMN Resolution No. 4,753”) establishes more simplified and modern requirements for financial institutions for opening, maintaining and closing current accounts in relation to the revoked CMN Resolution No. 2,025, dated 1993.

CMN Resolution No. 4,753 provides that, for the purpose of opening a deposit account, financial institutions must adopt procedures and controls that allow verifying and validating the identity and qualification of account holders and, where applicable, their representatives, as well as authenticity of the information provided by the customer, including by comparing this information with those available in public or private databases, in a manner appropriate to the provisions for preventing money laundering and terrorist financing. The criteria for defining the information needed to identify and qualify account holders, as well as the control procedures adopted, must be formalized in specific documents by financial institutions.

In addition, the aforementioned resolution provides that the opening and closing of current accounts may be carried out on the basis of a request submitted by the customer through any service channel made available by the financial institution for this purpose, including by electronic means, except for the use of voice telephonic channel. In this case, electronic means are considered the instruments and remote channels used for communication and exchange of information, without face-to-face contact, between customers and institutions.

The resolution in question provides for specific rules regarding the content of the deposit account service contract and requires financial institutions, through the procedures and technologies used in opening, maintaining and closing deposit accounts, to ensure (i) the integrity, authenticity and confidentiality of the information and electronic documents used; and (ii) protection against unauthorized access, use, alteration, reproduction and destruction of electronic information and documents.

Real Estate Credit

The mortgage lending operations that we carry out are regulated by Law No. 9,514, of November 20, 1997, which established the SFI, and helped stimulate the securitization of the real estate loan market in Brazil by addressing the deficiencies and limitations of the Clearance Financial System (“SFH”), created by Law No. 4,380, of August 21, 1964, as amended. In addition, other specific rules regulate the mortgage lending sector, including CMN Resolution No. 4,676, of July 31, 2018, as amended (“CMN Resolution No. 4.676”), which establishes certain criteria for granting mortgage financing and contracting mortgage financing by financial institutions and other institutions authorized to operate by the Central Bank.

Law No. 9,514 authorizes savings banks, commercial banks, investment banks, banks with mortgage lending portfolios, real estate credit companies, savings and loan associations, mortgage companies and other entities to operate in the mortgage lending market, at the discretion of the CMN. This allowed them to invest funds from the financial and securities markets into the mortgage lending sector. Furthermore, this law also introduced securitization instruments and guarantee mechanisms, such as Real Estate Receivables Certificates (Certificado de Recebíveis Imobiliários) (“CRIs”), and the fiduciary sale of property.

Fiduciary Sales

The use of the fiduciary sale as a guarantee mechanism in the financial and capital markets is currently regulated by Law No. 10,931, of August 2, 2004, which amended Law No. 4,728, of July 14, 1965. In addition, the legal concept of fiduciary ownership is regulated by Articles No. 1,361 through 1,368-B of Law No. 10,406, of January 10, 2002, as amended (“Brazilian Civil Code”). The fiduciary sale over real estate assets is regulated by the above-mentioned Law No. 9,514, as amended.

In addition to the standards mentioned above, the Central Bank and the CMN regulate the registry of guarantees over real estate properties through Central Bank Circular No. 3,747, of February 27, 2015, as amended, and CMN Resolution No. 4,088, of May 24, 2012, as amended.

Mortgages

We finance certain real estate construction projects having mortgage as collateral and that are regulated pursuant to Decree-Law No. 70 of November 21, 1966.

Financing contracts in general

In general, the financing contracts that we enter into with borrowers are subject to the legislation applicable to any commercial transaction, and to the Brazilian Civil Code, mainly Articles No. 1,361 through 1,368-A, which address the fiduciary sale of assets, a common security interest in this type of transaction. In addition to regulations set forth in the Brazilian Civil Code, loan agreements are regulated by Law No. 8,078, of September 11, 1990, as amended, the Consumer Protection Code (Código de Defesa do Consumidor or “CDC”) and Law No. 10,931, of August 2, 2004, which regulates, among other matters, bank credit certificates.

Payroll-deductible loans

With respect to payroll-deductible loans, we provide credit in accordance with specific laws and regulations, such as Federal Law No. 10,820, dated December 17, 2003, regulated by Decree No. 4,840, dated September 17, 2003, which governs the granting of payroll-discount loans to employees under the Consolidated Labor Laws. We are also subject to Article 45 of Law No. 8,112 of December 11, 1990, regulated by Decree No. 8,690/2016, which regulates loans to federal civil servants; and INSS/PRES Normative Instruction No. 28/2008, which regulates the granting of loans to INSS retirees and pensioners.

Normative Instruction No. 100 of the INSS, dated December 28, 2018, introduced amendments to Normative Instruction No. 28 of May 19, 2008, relating to the rules governing payroll loans in order to ensure that controls over such loans are more effective as well as to combat fraud and commercial harassment by banks and financial institutions of retirees and pensioners.

This regulation prohibits financial institutions from engaging in the active marketing or making any commercial offer or proposal that attempts to convince social security beneficiaries to obtain a personal loan or credit card that are repaid through deductions in their social security benefits within 180 of the granting of such benefits. As a result of this measure, banks and financial institutions may not offer payroll loans until after the termination of this 180-day period.

Normative Instruction No. 100 also prohibits the contracting of payroll loans for a period of 90 days after the granting of social security benefits. Normative Instruction No. 100, however, stipulates that the prohibition may be lifted after the 90-day period at the election of the retiree, pensioner, or his or her legal representative.

During the state of public calamity, recognized by Legislative Decree No. 6, dated March 20, 2020, with effect until December 31, 2020, the release referred to in the above paragraph may be authorized after 30 (thirty) days from the date of the benefit, even during this period, financial institutions may offer a grace period for the beginning of the maximum number of installments to be discounted in the contract settlement benefit, which is currently 84 installments. Such changes were promoted by Normative Instruction INSS No. 107, dated July 22, 2020. Further, Law No. 14,131, dated March 30, 2021, established that financial institutions may offer a grace period for the beginning of the discount of the first installment on the social security benefit, for the payment of payroll loans, provided that it does not exceed 120 days.

Provisional Measure No. 936 of 2020, converted into Law No. 14,020, of July 6, 2020, instituted the Emergency Employment and Income Maintenance Program, applied during the state of public calamity recognized by Legislative Decree No. 6, dated 20 March 2020, aiming to: (i) preserve employment and income; (ii) guarantee the continuity of work and business activities; and (iii) to reduce the social impact resulting from the consequences of the state of public calamity and public health emergency. It defines as measures of the program: the payment of Emergency Benefit of Preservation of Employment and Income in the case of proportional reduction of working hours and salaries, and the temporary suspension of the employment contract.

The Measure recognizes, subject to certain terms, the provisional guarantee in employment for the employee who receives the Emergency Benefit of Employment and Income Preservation, due to the reduction of the working day and salary or the temporary suspension of the employment contract. It provides that measures to reduce working hours and wages or temporarily suspend employment contracts may be entered into through collective bargaining, establishing the hypotheses in which program measures will be implemented through individual agreement or collective bargaining. In this scenario, a percentage of payroll loan contracts may be affected, notably in relation to the decrease in the borrower’s consignable margin in this period, causing a compulsory refinancing, extending the contracts.

Assignment of credit to third parties

CMN Resolution No. 2,836, of May 30, 2001, consolidates the rules governing the assignment of credits to third parties and authorizes financial institutions and leasing companies to assign credits resulting from loans, financing and leasing operations to entities that are not members of the National Financial System.

In turn, CMN Resolution No. 2,686, dated January 26, 2001 establishes conditions for the assignment of credits to exclusive purpose corporations and to real estate credit securitization companies.

Regulations designed to ensure the soundness of the financial system

Restrictions on risk concentration

Brazilian legislation prohibits financial institutions from concentrating risk in a single entity or group of related entities. In particular, Brazilian legislation prohibits a financial institution from granting credit to any entity or group of related entities that, in the aggregate, is greater than or equal to 25% of Tier I of the financial institution’s reference equity. This limitation applies to any operation involving the granting of credit, including: (1) loans and advances; (2) guarantees; and (3) subscription, purchase and renegotiation of securities, subject to the exceptions set forth in CMN Resolution No. 4,677, dated July 31, 2018, as amended. The aforementioned rule also limits the total amount of the concentrated exposures of a given financial institution to the maximum percentage of 600% of the Tier 1 of its reference equity (concentrated exposure is defined as the total exposure towards a client in an amount equal to or higher than 10% of the Tier 1 of the institution’s reference equity).

Regulation of the Integrated Risk Management structure

According to CMN Resolution No. 4,557/17, financial institutions and other institutions with operations authorized the Central Bank are also subject to rules that require the implementation of structures and policies, such as the structuring of a risk management and capital management framework, in accordance with certain procedures established by the Central Bank. The risk management framework shall include:

●	clearly documented risk management policies and strategies that establish limits and procedures for maintaining exposure to risks, in accordance with the levels set out in the Risk Appetite Statement (“RAS”), which documents the levels of risk appetite;
●	effective processes for monitoring and reporting, in time, of exceptions to risk management policies, limits and levels of risk appetite;
●	systems, routines and procedures for risk management;
●	periodic assessment of the adequacy of the systems, routines and procedures mentioned in the item above;
●	adequate policies, processes and controls to ensure the identification of risks inherent to: (a) new products and services; (b) relevant changes in existing products and services; (c) significant changes in the institution’s processes, systems, operations and business model; (d) hedging strategies and risk taking initiatives; (e) significant corporate reorganizations; and (f) change in macroeconomic perspectives;
●	clearly documented roles and responsibilities for risk management purposes that establish assignments to the institution’s staff at its various levels, including outsourced service providers;
●	stress testing program;
●	continuous evaluation of the effectiveness of the risk mitigation strategies used, considering, among other aspects, the results of stress tests;
●	clearly documented policies and strategies for business continuity management; and
●	timely management reports to the Board of Directors, if any, the Risk Committee and the Executive Board on, among other issues, actions for risk mitigation and their effectiveness and stress test assumptions and results.

Internal controls and internal audit

Under the terms of CMN Resolution No. 4,968, of November 25, 2021, all financial institutions authorized to operate by the Central Bank are required to establish internal policies and procedures to control: (1) their activities; (2) their financial, operational and management information systems; and (3) compliance with applicable legislation and regulations. The executive boards of financial institutions are responsible for the implementation/development of an internal control structure through the establishment of control objectives and procedures at all levels of the institution, as well as for systematically verifying the adoption and compliance with the established internal procedures. These internal controls, irrespective of the size of the financial institution, should be effective and consistent with the nature, complexity and operating risks of the financial institution.

The internal control systems must be continuous and effective, defining control activities for all levels of business and for all risks to which the institution is exposed; integrate the routine activities of the relevant areas of the institution; and be periodically reviewed and updated.

Pursuant to CMN Resolution No. 4,879 of December 23, 2020, financial institutions authorized to operate by the Central Bank must also implement and maintain internal audit activities that are compatible with their nature, size, complexity, structure, risk profile and business model. The activities should also meet the conditions necessary to independently and autonomously assess the quality and efficiency of the institution’s internal controls and processes, and risk management and corporate governance systems.

Compliance policy

Under the terms of CMN Resolution No. 4,595, dated August 28, 2017, financial institutions and other institutions authorized to operate by the Central Bank should, commencing December 31, 2017 onward, implement and maintain a compliance policy that is compatible with the institution’s nature, size, complexity, structure, risk profile and business model. The policy should ensure the effective management of the financial institution’s risk in a way that is integrated with the other risks incurred by the institution. Among other things, the compliance policy should define: the objective of compliance and the scope of compliance at the institution; establish the position of the compliance department within the organizational structure; specify the allocation of a sufficient number of properly trained personnel, with the experience necessary to work in compliance; and establish a clear division of responsibilities for the individuals involved in compliance in order to avoid any potential conflicts of interest.

The compliance policy should be approved by the board of directors. The regulation also gives the board of directors the responsibility of ensuring the following: the proper management of the compliance policy at the institution; the effective and continuous implementation of the compliance policy; communication of the compliance policy to all employees and relevant sub-contracted service providers and the creation of standards of integrity and ethical conduct as part of the institution’s culture. The board of directors is also responsible for ensuring that corrective action is taken when compliance failures are identified and for providing the necessary means to ensure that activities related to the compliance function are carried out properly.

Independent auditors and the Audit committee

Independent auditors

All financial institutions in Brazil are required to have their financial statements audited by independent auditors registered with the CVM and that meet the minimum requirements established by the Central Bank.

Pursuant to CMN Resolution No. 4,910, of May 27, 2021 (“CMN Resolution No. 4,910”), financial institutions must replace the technical officer, executive officer, manager, supervisor and any other member that has a management role on the team involved with the audit work every five consecutive fiscal years. Former auditors may only be re-hired after a period of three fiscal years has expired since they last provided their service. In addition, financial institutions should designate a technically qualified senior manager to be responsible for compliance with all rules relating to financial statements and audits. Individuals who worked on the audit team during the previous 12 months may not be hired for this position.

As a result of the audit work, the independent auditor should prepare the following reports: (1) audit report, issuing an opinion on the financial statements and the accompanying notes, including in relation to compliance with the financial regulations issued by the CMN and by the Central Bank; (2) an assessment report regarding the quality and adequacy of the internal control systems, including in relation to the electronic data processing and risk management systems, highlighting any weaknesses identified; (3) a report of non-compliance with legal and regulatory provisions, regarding those that have or may have a significant impact on the audited financial institution’s financial statements or operations; (4) a limited assurance report, analyzing the financial institution’s Annual Report and Sustainability Report in accordance with the guidelines and requirements of the Global Reporting Initiative (“GRI”), as applicable; and (5) any other reports required by the Central Bank, the CVM and B3. The reports issued by the independent auditors should be available for consultation upon request by supervisory authorities for at least five years.

The independent auditors and the Audit Committee, when instated, individually or jointly, must formally communicate the existence or evidence of errors or fraud, including the following matters, to the Central Bank within three business days of their occurrence:

●	non-compliance with legal and regulatory rules which may put the continuity of the institution at risk;
●	fraud perpetrated by management;
●	fraud relevant to the institution perpetrated by its employees or third parties; and
●	errors that result in relevant inaccuracies in the institution’s audited financial statements.

The board of officers of the relevant financial institution must also communicate the occurrence, or suspicion of occurrence, of any of these events to its independent auditors and Audit Committee, if instated, within twenty-four hours from their identification.

Audit committee

Pursuant to CMN Resolution No. 4,910, any financial institutions that (1) are listed companies; (2) are leading institutions of prudential conglomerates classified in Segments S1, S2 or S3 or; (3) are classified in Segments S1, S2 or S3, are required to establish an internal audit committee.

The audit committee should comprise at least three members. Audit committee members of financial institutions may hold office for a maximum term of five years, although 1/3 of the committee members may have their office terms renewed for five more years. Former audit committee members may only be re- appointed after a period of three years has expired since they last held office. The number of members, appointment and removal criteria should be expressly stated in the institution’s bylaws or articles of association, whereas duties, compensation criteria and term of office should be stated in the institution’s internal rules. At least one member should have qualifying knowledgeable in the areas of accounting and auditing.

With regard to publicly-traded and state-controlled financial institutions, at least one member of the audit committee must be a member of its board of directors not holding a position also as a member of the board of officers of the institution.

Among other duties the audit committee should prepare reports for every 6-month periods, whose summary must be published together with its financial statements for the periods ending on June 30 and December 31. The audit committee must report directly to the board of directors of the institution, or, in its absence, to its board of officers.

Financial reporting and audit requirements

Brazilian legislation requires financial institutions to prepare their financial statements in accordance with specific standards established by the Brazilian Corporation Law and other applicable regulations, including COSIF. Each financial institution is required to have its financial statements audited every six months. The quarterly financial information, the preparation of which is required by CVM regulations, is subject to review by independent auditors.

Ombudsman

Pursuant to CMN Resolution No. 4,860 of October 23, 2020, financial institutions which have individuals or corporate entities classified as micro-business and small business as customers must establish an ombudsman office in order to ensure the strict fulfillment with legal norms and requirements relating to consumer rights and to mediate any conflicts between the financial institution, its customers and the users of its products and services. The ombudsman office is responsible for (1) serving as a last resort of an institution’s customers and users of its products and services where their demands have not been settled by the institution’s primary service channels; (2) acting as a communication channel between the institution, its customers and users of its products and services, including with respect to the mediation of conflicts; and (3) maintaining institution’s board of directors and board of officers, as applicable, informed with respect to its activities.

The structure of a financial institution’s ombudsman office must be compatible with the nature and complexity of its products, services, operations, processes and systems. In addition, in order to avoid conflicts of interests, the organizational structure of the ombudsman office must be separate from any other organizational division of the financial institution, such as the financial institution’s products and services division, risk management division and internal control division.

Recording and classification of sales or transfer of assets

CMN Resolution No. 3,533, dated January 31, 2008 (“CMN Resolution No. 3,533”) governs the manner in which sales and transfers of assets are recorded, classified and disclosed in a financial institution’s accounting records (in accordance with the terms of CMN Resolution No. 3,809, of October 28, 2009, as amended). Pursuant to CMN Resolution No. 3,533, the accounting treatment for such transfers and sales are based upon the substantial transfer of risk criteria and, secondarily, transfer of control criteria.

Capital adequacy guidelines

Brazilian financial institutions are required to comply with guidelines established by the CMN and the Central Bank that are the equivalent to the Basel Committee on Banking Supervision’s (“BCBS”) guidelines, which include Basel II and Basel III, given risk and minimum capital adequacy requirements. Financial institutions must provide the Central Bank with the necessary information for it to carry out its oversight functions, which include control of changes in solvency and in capital adequacy.

The main objectives of the Basel II and Basel III directives are: (1) to improve the capacity of financial institutions to absorb shocks from the financial system or from other sectors of the economy; (2) to reduce the spread of risk from the financial sector to the real sector of the economy (systemic risk); (3) to assist in maintaining financial stability; and (4) to promote sustainable economic growth.

Brazilian financial institutions are subject to capital measurement and standards based on an index of RWA. The parameters of this methodology are similar to the international structure of minimum capital measures adopted by Basel II, with the exception of certain differences (for example, Basel II requires banks to have a capital ratio that is proportional to RWA of at least 8.0%, whereas the Brazilian rules required a minimum capital of 8.625% of RWA in 2018 and 8.0% in 2019).

The regulatory capital (or reference equity) of Brazilian financial institutions is comprised of two tiers. Tier I capital consists of equity plus certain reserves, income and hybrid capital and debt instruments authorized by the Central Bank. Tier II capital consists of revaluation reserves, contingency reserves, and special profit reserves related to mandatory dividends that have not yet been distributed, preferred shares with cumulative dividends, certain subordinated debt instruments and hybrids, and unrealized income related to adjustments in the market value of securities available for sale.

Basel III

In December 2010, the Basel Committee issued the Basel III framework, which complements and amends Basel II. The Basel III directives address:

●	the methodology for calculating regulatory capital; and
●	the methodology for calculating the capital maintenance requirement, adopting minimum requirements of regulatory capital; calculating Tier I Capital and Core Capital and the introduction of Additional Core Capital.

As was the case with the other Basel directives, the Basel III framework will not be implemented automatically. Each country will implement the Basel III framework gradually by imposing legislation or regulations on that country’s domestic banks. Basel III has been implemented in Brazil since 2013.

Pursuant to the Basel III guidelines, the capital adequacy ratio is calculated as the sum of Tier I and Tier II capital, Tier I being comprised of Primary Capital (less Prudential Adjustments) and Supplementary Capital (hybrid debt and equity instruments that meet the requirements set forth under CMN Resolution 4,955, of October 21, 2021, “CMN Resolution No. 4,955,”). However, in order to improve the quality of the capital of financial institutions, Basel III restricts, for purposes of the breakdown of Primary Capital, the inclusion of financial instruments that do not demonstrate an effective capacity for the absorption of losses and requires a reduction of assets that, in certain circumstances, could affect the amount of the financial institution’s capital as a result of the low liquidity of its instruments, dependence on future earnings or difficulty in measuring amounts.

Primary Capital is calculated by adding the amounts corresponding to (1) capital stock, (2) capital reserves, revaluation reserves and profits reserves, (3) unrealized gains arising from equity valuation adjustments, with the exception of items seen in item (7) below, (4) retained gains or earnings, (5) credit results accounts, with the exception of items seen in item (8) below, (6) deposits in a linked account to cover capital deficiencies, (7) the balance of the positive adjustment to the market value of the derivative financial instruments used to hedge cash flow, and (8) the balance of the positive adjustment to the market value of the derivative financial instruments registered as liabilities resulting from changes to the credit risk of the own institution, net of tax effects; subtracted from the amounts corresponding to (1) unrealized losses arising from equity valuation adjustments, except for those set forth in item (5) below, (2) shares or any other instruments issued by us that are authorized by the Central Bank to comprise Primary Capital, as determined by CMN Resolution No. 4,955, acquired directly, indirectly or synthetically, including through (a) quotas of investment funds, proportionally to the participation of these instruments in the fund’s portfolio, (b) entities similar to financial institutions or controlled non-financial entities (c) derivative transactions, including index derivatives, (3) accumulated losses, (4) loss accounts, with the exception of items seen in item (6) below, (5) the balance of the negative adjustment to the market value of the derivative financial instruments used to hedge cash flow, (6) the balance of the negative adjustment to the market value of the derivative financial instruments registered as liabilities resulting from changes to the credit risk of the own institution, net of tax effects and (7) the Prudential Adjustments set forth in Article 5 of CMN Resolution No. 4,955.

Supplementary Capital is calculated by adding the amounts corresponding to the debt instruments complying with the requirements set forth in Article 15 of CMN Resolution No. 4,955; subtracted from the amounts corresponding to (1) investment in instruments eligible for capital adequacy, issued by an institution authorized to operate by the Central Bank or by an institution located abroad that exercises an activity equal to that of a financial institution in Brazil, which does not form part of a conglomerate, pursuant to Article 8 of CMN Resolution No. 4,955 and (2) equity and instruments authorized to constitute Complementary Capital, redeemed or repurchased directly, indirectly, or synthetically, including through (a) quotas of investment funds, proportionally to the participation of these instruments in the fund’s portfolio, (b) entities similar to the institution financial or non-financial entity controlled or (c) derivative transactions, including index derivatives.

Tier II Capital is calculated by adding the amounts corresponding to the debt instruments complying with the requirements set forth in Article 20 of CMN Resolution No. 4,955 and the difference of the larger of the provisioned amount and the expected loss in exposures covered by internal credit risk rating systems (IRB approaches); subtracted from the amounts corresponding to (1) investment in instruments eligible for capital adequacy, issued by an institution authorized to operate by the Central Bank or by an institution located abroad that exercises an activity equal to that of a financial institution in Brazil, which does not form part of a conglomerate, pursuant to Article 8 of CMN Resolution No. 4,955 and (2) equity and instruments authorized to constitute Tier II Capital, redeemed or repurchased directly, indirectly, or synthetically, including through (a) quotas of investment funds, proportionally to the participation of these instruments in the fund’s portfolio, (b) entities similar to the institution financial or non-financial entity controlled or (c) derivative transactions, including index derivatives.

Pursuant to CMN Resolution No. 4,958, of October 21, 2021 (“CMN Resolution No. 4,958/21”), the Required Minimum Reference Equity (“PRMR”) corresponds to the required capital of financial institutions to address risks resulting from its operations. Under the current regulations, the PRMR corresponds to the application of the “F” factor to the sum of the RWA, with “F” being equal to 8% of the RWA.

In addition, minimum capital requirements were established consistent with Basel III. Tier I capital should comprise at least 6.0% (as per the schedule established by the Central Bank) of a financial institution’s capital, divided into two components: (1) Primary Capital comprising primarily corporate capital and profit reserves (shares, quotas, reserves and income earned) of at least 4.5% and (2) Supplementary Capital, comprising primarily securities and capital instruments authorized by the Central Bank (but excluding amounts related to financing instruments issued by other local or foreign financial institutions) as well as any of its own shares purchased by the financial institution and which are permitted to be included in the Supplementary Capital.

In accordance with the Basel III standards, the Central Bank also established Additional Core Capital. Pursuant to CMN Resolution No. 4,958/21, the Additional Core Capital will be equivalent to the sum of the Core Capital Conservation Buffer, the Core Capital Counter Cyclical Buffer and the Systemically Importance Capital Buffer. The Central Bank regulations also establish the minimum requirements and calculation methods for each of these components of Additional Core Capital.

Under current rules, the Basel III minimum capital ratio will increase from the current 11% level to a maximum of 13%. The total index will be calculated by the sum of two parts: the Regulatory Capital and Additional Core Capital.

Basel III rules also provide for the implementation of a leverage ratio calculated by dividing the Tier I capital by a bank’s total exposure. In addition, at the start of 2015, the Central Bank issued new regulations governing the calculation and reporting of the leverage ratio of Brazilian financial institutions, in accordance with Basel III rules, and which came into effect in October 2015.

In 2015, the CMN and the Central Bank also issued a series of rules for the implementation of the Short-Term Liquidity Coverage Ratio (“LCR”) in Brazil, particularly Central Bank Circular No. 3,749, of March 5, 2015. The purpose of the LCR is to demonstrate that financial institutions have sufficient liquid assets for a 30-day stress scenario. According to applicable rules, the largest Brazilian banks have been required to maintain an LCR of at least 100% since January 2019. In 2015 the Central Bank also announced the local methodology used to calculate the LCR in order to align the existing rules with the guidelines of set forth in “Basel III: The Liquidity Coverage Ratio and liquidity risk monitoring tools” issued by the Bank for International Settlements in January 2013.

Also, according to the international timetable divided into phases for the implementation of Basel III, the Central Bank also established a long-term liquidity index to control banks’ cash positions and its implementation pursuant to Central Bank Circular 3,869 of December 19, 2017, as amended.

In addition, in order to permit the implementation of the Basel III structure in Brazil, a number of legislative amendments were implemented. For example, Law No. 12,838, enacted on July 9, 2013, granted the Central Bank powers to limit the payment of dividends by financial institutions in the event of non-compliance with the capital requirements defined by the CMN.

Credit Guarantee Fund

The purpose of the FGC is to ensure the payment of amounts deposited in financial institutions in case of intervention, liquidation, bankruptcy or insolvency, as well as to contribute to the stability of the National Financial System and to the prevention of systemic bank crises. The FGC is financed, among others, by ordinary contributions granted by financial institutions in the amount of 0.01% of the total amount related to the financial instruments listed in items “i” through “ix” of Article 2 of Exhibit II of CMN Resolution No. 4,222/13, , even if the respective credits are not actually covered by the ordinary guarantee. A delay in the provision of such contributions is subject to a fine of 2% of the contribution amount, plus an update based on the Selic rate.

Credit under the following instruments is guaranteed by the FGC up to a maximum of R$0.25 million per customer against the same financial institution or all financial institutions within the same financial conglomerate: demand deposits, savings deposits, term deposits, deposits held in blocked accounts for check transactions (for the recording and control of resources related to providing payment services for wages, income, or retirement), bills of exchange, real estate notes, mortgage notes, real estate credit notes and repurchase and resale agreements (provided that they are defined as instruments issued as of March 8, 2012 by a linked company). In addition, since December 22, 2017, the total amount of such credits of each creditor against all of the associated financial institutions is subject to a global limit of R$1.0 million for each consecutive four-year period.

Credits of financial institutions and other institutions authorized to operate by the Central Bank, private pension entities, insurance companies, special savings companies, investment clubs and investment funds or financial instruments held by such entities are not afforded the protections offered under the FGC’s ordinary guarantee.

Subject to the criteria, limits, diversification requirements and terms and conditions established by its board of directors, the FGC can invest up to 50% of its net equity in (1) the acquisition of credit rights in financial institutions and leasing companies; (2) fixed interest rate assets issued by associated institutions, so long as they are based on credit rights that are or will be constituted with amounts of the respective applications; and (3) credit-linked transactions, pursuant to CMN Resolution 2,921 of January 17, 2002. All assets pursuant to such transactions are transferrable.

Capital structure

Except as provided for by applicable law, financial institutions must be organized as corporations and are subject to the Brazilian Corporation Law, CMN and Central Bank regulations and oversight, as well as regulations and inspections by the CVM if they are registered as publicly-held companies or carry out activities within the remit of such authority (such as portfolio management services). The capital stock of financial institutions may be split between voting and non-voting capital. The non-voting capital may not exceed 50% of total capital. Given our adherence to B3’s Nível 2 listing segment, our capital stock comprises common and preferred shares.

Credit classification and provision for doubtful debts in statutory financial statements

CMN Resolution No. 2,682 of December 21, 1999, as amended, establishes the classification criteria for credit transactions and the rules for recording provisions for doubtful accounts (“PCLD”), for the participants of the Brazilian National Financial System in statutory financial statements.

CMN Resolution No. 2,682/99 establishes that credit operations should be classified into 9 levels of risk based on the following percentages:

Risk classification	AA	A	B	C	D	E	F	G	H
Minimum provision (%)	0.0%	0.5%	1.0%	3.0%	10.0%	30.0%	50.0%	70.0%	100.0%

Our credit risk is automatically calculated based on data from the transaction, customer and applicable guarantees.

Pursuant to CMN Resolution No. 2,682/1999, the risk classification of a transaction should be reviewed: (1) monthly on account of delay in the payment of installment of principal or of charges, taking into account the days overdue established in the table below; (2) every six months for transactions of the same customer or economic group having an amount greater than 5% of the institution’s adjusted equity; and (3) once every 12 months.

For overdue loans, the established minimum risk classification is as follows:

Number of days’ overdue(1)	15 to 30 days	31 to 60 days	61 to 90 days	91 to 120 days	121 to 150 days	151 to 180 days	More than 180 days
Minimum Classification	B	C	D	E	F	G	H(2)
(1)	The period may be doubled in the case of loans with a term of more than 36 months.
(2)	Operations classified as having a level “H” risk should be transferred to a memorandum account (losses), with a corresponding provision six months after being classified as level “H” risk, provided that the indebtedness is more than 180 days overdue.

Financial institutions should properly document their policies and procedures for granting and classifying credit transactions, and these documents should be available to the Central Bank and the financial institution’s independent auditors. Detailed information regarding the composition of the loan portfolio should be disclosed in a note to the financial statements, providing at least the following information: (1) breakdown of the operations by type of customer and economic activity; (2) breakdown by maturity; and (3) the volume of transactions that were renegotiated in the past year, recorded against losses and recoveries.

Furthermore, considering the importance of enhancing the criteria for the accounting assessment of financial instruments for the financial institutions based on internationally-recognized rules, the CMN issued Resolution No. 4,966, of November 25, 2021, which sets forth definitions and accounting criteria applicable to financial instruments, as well as for the designation and recognition of protection relations (hedge accounting), aiming at adapting the standards previously set by the CMN to the ones set forth by IFRS 9.

Central credit risk system

The Central Bank Credit Information System (Sistema de Informações de Crédito do Banco Central) (“SCR”), is the primary instrument used by the Central Bank to monitor financial institutions’ credit portfolios. Accordingly, the Central Bank plays an important role in ensuring the SFN’s stability and in preventing crises, providing more credit facilities for borrowers and greater transparency.

The SCR’s main objective is to provide the Central Bank with accurate and systematic information regarding credit transactions entered into by financial institutions, with the objective of protecting the funds deposited by citizens. In addition, the SCR is used by financial institutions to assess their customers’ ability to pay, provided financial institutions obtain specific authorization from their customers.

In connection with the SCR, financial institutions provide information regarding the value of any credit transactions, including whether payments have been made as due or whether there are payments in arrears and amounts with regard to guarantees or sureties provided by financial institutions to their customers. The institutions must identify customers whose total liabilities are equal to or greater than R$200.00. CMN Resolution No. 4,571, dated May 26, 2017, as amended, establishes that information regarding credit transactions should be provided to the Central Bank with the scope of the SCR.

Prevention and combating of money laundering and terrorist financing

In accordance with Law No. 9,613 of March 3, 1998, as amended (“Law No. 9,613/1998”), which regulates the prevention of crimes of “money laundering” or concealment of assets, rights and valuables, financial institutions are required to:

●	identify and keep the registration information of its customers updated;
●	keep records of operations involving national or foreign currency, bonds and securities (“TVM”), credit securities, metals or any other asset that can be converted into cash;
●	maintain internal controls and consolidated records, which allow verifying the customer’s identity, the compatibility between the movement of resources, economic activity and financial capacity;
●	follow up and monitor the operations or proposals carried out by customers, with a view to detecting situations that, due to their characteristics (form of realization, parties involved, frequency values, instruments used or lack of economic or legal basis) may indicate the existence of evidence money laundering or artifice to circumvent the established control mechanisms; and

●	communicate to the competent authorities (without the customer’s knowledge) the signs of money laundering detected and of operations carried out in kind, above the amount defined by the Central Bank.

In addition, Law No. 9,613/1998 also established the COAF. The main role of COAF is to promote cooperation among the Brazilian governmental bodies responsible for implementing national anti-money laundering policies, in order to stem the performance of illegal and fraudulent acts. Their activities also include imposing administrative fines and the issuance of rules (regarding anti money laundering and terrorist financing) applicable to those that are not subject to regulatory oversight by any other authority. Besides that, COAF also examinates and identifies suspected illegal activities pursuant to Law No. 9,613/1998.

Law No. 13,260 of March 16, of 2016, defined the crime of terrorism as the act, by one or more individuals, of using means able to cause damage or promote massive destruction, among other hypothesis, for reasons of xenophobia, discrimination or prejudice related to race, color, ethnicity, and religion, when committed for the purpose of causing social or widespread terror, endangering individuals, heritage, social peace or the public order. Although such law did not impose upon financial institutions the obligation of adopting internal procedures and mechanisms to prevent terrorism financing, due to best practices, specific regulation and international efforts, Brazilian financial and payment institutions must comply with specific regulation to avoid terrorist financing.

The Central Bank regulated Law No. 9,613/1998 through Central Bank Circular No. 3,461/2009, which consolidated norms for preventing and combating money laundering in force at the time. On January 23, 2020, the Central Bank issued Circular No. 3,978, which consolidated the provisions for preventing and combating money laundering and terrorism financing, which came into force on October 1, 2020 and revoked Circular No. 3,461. This new standard issued by the Central Bank sets out the specific procedures for identifying customers, suppliers, employees and partners; registration of transactions; monitoring and communications to COAF; doing business with politically exposed individuals; relationship with financial institutions and correspondents abroad; employee training; and appointment of an officer responsible for implementing and complying with measures related to preventing and combating money laundering.

Circular No. 3,978 establishes that institutions authorized to operate by the Central Bank must keep a record of all operations carried out, products and services contracted, including withdrawals, deposits, contributions, payments, receipts and transfer of funds, and such record must contain at least the following information about each operation: (i) type; (ii) value, when applicable; (iii) date of execution; (iv) name and registration number with the taxpayer identification number (CPF or CNPJ) of the holder and the beneficiary of the operation, in the case of a person resident or headquartered in Brazil; and (v) channel used, and additional information, for cases involving (a) individuals or legal entities located abroad without a mandatory taxpayer identification number (CPF or CNPJ), and (b) operations carried out in cash at an individual value greater than R$2,000. In the case of transactions related to payments, receipts and transfers of funds, by any means, institutions must include in the records mentioned above the information necessary to identify the origin and destination of the funds.

Pursuant to Circular No. 3,978, Brazilian financial institutions must develop and implement (locally and in their respective branches and subsidiaries abroad) internal policies and control systems that: (i) identify the responsibilities for the compliance with the obligations set forth thereunder; (ii) define the procedures relating to the evaluation and previous analysis of new products and services, as well as the adoption of new technologies, in light of the risk of money laundering and financing terrorism; (iii) adopt an internal risk assessment procedure and evaluate the effectiveness of procedures adopted; (iv) verify compliance with the policy, procedures and controls set forth in Circular No. 3,978, as well as identify and correct any identified deficiencies; (v) promote the organizational culture of prevention of money laundering and terrorism financing, encompassing employees, commercial partners and service providers; (vi) select and engage employees and service providers, taking into consideration the risk of money laundering and terrorism financing; and (vii) promote employee capacitation about prevention of money laundering and terrorism financing, including the employees of correspondents of the financial institution in Brazil.

In addition, such internal policies and control systems shall encompass measures to enable financial institutions to (i) confirm the customer identifications; (ii) identify ultimate beneficiaries of transactions; and (iii) identify politically exposed persons.

Pursuant to Article 27 of Circular No. 3,978, a politically exposed person is an individual who is engaged or has been engaged, in the last five years in relevant public positions, jobs or functions, in Brazil or in other countries, territories and foreign dependencies, their representatives, relatives and other people closely related to that person and the leaders of upper echelons of public or private international entities. The five-year period is retroactively counted from the final date of qualification of the relevant individual as a politically exposed individual.

The Central Bank Resolution No. 44 of November 24, 2020 establishes procedures for the implementation of the measures determined by Law No. 13,810, dated March 8, 2019, which provides for compliance with sanctions imposed by United Nations Security Council resolutions, including the unavailability of assets of natural and legal persons and entities, and the national designation of persons investigated or accused of terrorism, their financing or related acts. Institutions must monitor the determinations of unavailability issued by the United Nations Security Council with a view to their immediate compliance, regardless of communication from the Central Bank. Institutions authorized to operate by the Central Bank must immediately report to the Central Bank, the Ministry of Justice and Public Security and COAF asset unavailability and attempts to transfer assets related to legal entities or entities sanctioned by the United Nations Security Council resolution.

Due to the increase of fraudulent transactions in Brazil in the last years, especially after the implementation of PIX and SPI in Brazil, the Central Bank enacted Resolution No. 142 on September 9, 2021, which sets forth internal procedures and controls to prevent fraud on the provision of payment services by financial institutions and other institutions authorized to operate by the Central Bank. The regulator established that such institutions must impose a threshold of R$1,000 (one thousand reais), per client, for transactions carried out between 8 p.m. to 6 a.m., regardless of the payment mean (PIX, credit cards, electronical transferences, etc.). However, such limitation may be changed by the client through specific channels of the financial institutions, subject to the client’s risk profile assessed by the institution. Furthermore, payment institutions that operate as acquirers must pay especial attention when anticipating receivables originated from transactions carried out during the referred period.

Preventing and combating corruption

Law No. 12,846, of August 1, 2013 (“Law No. 12,846/2013”), regulates the administrative and civil liability of legal persons that engage in acts against the national and foreign public administration. Article 5 of the Law establishes the acts deemed harmful to the public administration. Decree No. 8,420, dated August 1, 2015, regulates the application of Law No. 12,846/2013.

Law No. 12,846/2013 establishes that corporations are subject to strict liability (irrespective of negligence or willful misconduct) to the extent they are involved in corruption in any manner. In addition, Law No. 12,846/2013 encompasses other unlawful acts that are contrary to Brazilian or foreign public administration, such as bidding fraud (fraude à licitação) and obstruction of justice. Law No. 12,846/2013 provides for strict penalties applied pursuant to administrative and judicial proceedings, including orders of liquidation and prohibition to access public financing.

Positive Credit Score

Brazilian law regulates databases that contain credit performance information for individuals and companies.

On April 8, 2019, the President of Brazil signed Complementary Law No. 166/2019, which changed the rules related to the positive credit performance record in Brazil. This credit score will allow each Brazilian to have a credit performance, defined according to the payment of their debts. Integration is automatic, with the possibility for the consumer to choose not to participate. The credit record includes information on credit operations paid or in progress.

For the purposes of composing the note or score of a person registered in the positive register, information not linked to credit risk analysis and those related to social and ethnic origin, health, genetic information, gender, political, religious and philosophical convictions cannot be used, among others.

Transfer of Customer Data by Financial Institutions to Database Managers

Brazilian law regulates the formation and consultation of databases with information on the default rate of individuals or companies, for the formation of credit history. On July 29, 2019, CMN Resolution No. 4,737, was issued, which presents rules for the provision, by financial institutions, of customer transaction history information to database managers.

CMN Resolution No. 4,737/19 determines that the history of the following operations must be provided: (i) credit operations; (ii) leasing operations; (iii) self-financing operations carried out through consortium groups; and (iv) other operations with credit granting characteristics.

In addition, CMN Resolution No. 4,737/19 defines the criteria for the registration of database managers, such as the identification of individuals and legal entities that make up the database administrator’s control group, as well as the designation of responsible director for the management of the database and the director responsible for the information security policy.

Regulations affecting liquidity in the Brazilian financial market

Reserve requirements and other requirements

Along with other requirements, the Central Bank imposes a number of compulsory deposits on financial institutions, and uses these reserves as a mechanism to control the liquidity of the financial system in order to effect monetary policy and mitigate risk. Reserves managed by the Central Bank include:

On-demand funds

Generally, banks and other financial institutions are required to deposit 21% of the average amount of the deposit less R$500 million in accordance with Central Bank Circular No. 3,917 of November 22, 2018, as amended. As of April 1, 2022, Central Bank Resolution No. 189, of February 23, 2022, will come into force and revoke Central Bank Circular No. 3,917. The referred new rule will consolidate the provisions related to compulsory deposits relating to on-demand funds, and its main content will be substantially the same as the one of the current rule.

Multi-purpose banks (bancos múltiplos) with commercial portfolios, commercial banks and the Caixa Econômica Federal (a Brazilian government-owned bank) are required to maintain investments in credit operations directed at the low-income population and micro entrepreneurs. The amount of the investments must be equal to at least 2% of the average of the balance of demand deposits, in accordance with CMN Resolution No. 4,854 of September 24, 2020.

Savings deposits

The Central Bank imposes a reserve requirement of 20.0% for savings deposits, pursuant to Central Bank Circular 3,975 of January 8, 2020. In addition, a minimum of 65.0% of the total amount of savings deposits held by members of the Brazilian Savings and Loans System (Sistema Brasileiro de Poupança e Empréstimo) must be allocated to real estate financing, of which 80% must be allocated to transactions within the scope of Article 16 of CMN Resolution No. 4,676 of July 31, 2018, as amended, and any remainder to transactions within the scope of Article 17 of CMN Resolution No. 4,676/18.

Term deposits

Pursuant to Central Bank Resolution No 145, of September 24, 2021, banks are subject to a mandatory reserve of 20% as from the calculation period starting on November 8, 2021 and ending on November 12, 2021, to be adjusted on November 22, 2021 in any case, after a deduction of R$30.0 million, in the amount of: (i) R$3.6 billion, for independent financial institutions or comprising a financial conglomerates with Tier 1 capital below R$3 billion; (ii) R$2.4 billion, for independent financial institutions or comprising a financial conglomerates with Tier 1 capital equal to or greater than R$3 billion and below R$10 billion; (iii) R$1.2 billion, for independent financial institutions or comprising a financial conglomerates with Tier 1 capital equal to or greater than R$10 billion and below R$15 billion; and (iv) zero, for independent financial institutions or comprising a financial conglomerates with Tier 1 capital greater than R$15 billion. If the applicable reserve requirement of a financial institution is less than R$0.5 million, that financial institution will be exempt from the reserve requirements established by Central Bank Resolution No. 145/21, although it must provide information to the Central Bank about the time deposits it has. The amounts subject to this reserve requirement will be deposited in cash in a specific account and part of these deposits will bear interest at a SELIC rate. At the end of each day, the deposited amounts will be equivalent to 100% of the applicable reserve.

Short foreign exchange positions

As of the date of this prospectus, no mandatory withholding rates are charged in connection with short foreign exchange positions.

Interbank Deposit

A DI is an instrument designed to facilitate the exchange of reserves between financial institutions. The issuance and transmission of the DI is carried out exclusively in a nominative and book-entry form, without any certificate, and is registered and settled through the CETIP UTVM Segment of B3. DIs are regulated by CMN Resolution No. 3,399 of August 29, 2006, as amended, by Central Bank Circular No. 2,905 of June 30, 1999, as amended, and by Central Bank Circular Letter No. 2,585 of September 27, 1995.

Foreign currency and gold exposure

Financial institutions are not permitted to have a total consolidated exposure to foreign currencies and gold of more than 30% of their reference equity pursuant to CMN Resolution No. 4,956, of October 21, 2021, calculated pursuant to CMN Resolution No. 4,955, of October 21, 2021.

Foreign currency deposits

CMN Resolution No. 4,033 of November 30, 2011, as amended, regulates overseas investments of cash equivalents in foreign currency of banks authorized to operate in the foreign exchange market, in particular: (1) bonds issued by the Brazilian government; (2) sovereign debt securities issued by foreign governments; (3) securities issued by or which are the responsibility of a financial institution; and (4) term deposits of a financial institution.

Taxation

Taxation of financial transactions

In general, financial transactions carried out in Brazil are subject to withholding income tax (“IRRF”) (which may be levied definitively or as a prepayment) and to a Tax on Financial Operations (Imposto Sobre Operações Financeiras or “IOF”). Income from financial operations earned by Brazilian companies is also subject to taxation under a contribution to the Social Integration Program tax (Programa de Integração Social or “PIS”) and the Social Contribution on Turnover tax (Contribuição para Financiamento da Seguridade Social or “COFINS”). In addition, income from financial transactions should be included in the calculation basis of the IRPF and CSLL.

The following is a brief explanation of the methodology used to calculate each of these taxes, taking into account specific provisions applicable to financial institutions.

IRPJ/CSLL

For financial institutions, income and gains resulting from financial operations should also be included in the calculation basis of IRPJ and CSLL. In general terms, IRPJ is levied at a rate of 15%, plus an additional 10% on the portion of taxable income that exceeds the amount of R$20 thousand per month or R$240 thousand per year. CSLL is levied on net income, before accounting for IRPJ. For the period between September 2015 and December 2018, and since March 2020, the government established a 20% rate for CSLL applicable to banks. However, the Brazilian government enacted Provisional Measure N. 1,034 (published on March 1st, 2021 and converted into Law No. 14,183/21), increasing the CSLL rate applicable to financial institutions referred therein. In the case banks, the CSLL rate was increased to 25% until December 31st, 2021, being reduced to 20% as of January 1st, 2022.

IOF

IOF is a tax on credit, foreign exchange and insurance operations and transactions in relation to securities. The IOF rate varies according to the type of operation and may be amended by means of a decree from the Executive Branch (which may come into effect as of the date of its publication). There is no need for the National Congress to enact legislation, provided that the limits imposed by the Legislature are respected.

The following table sets forth a summary of the main IOF tax rates for different types of transactions. For a more detailed analysis, investors should consult their tax advisors.

Type of Transaction	Rates Applicable(1)
Foreign Exchange Transaction	IOF/Foreign Exchange: zero to 6.38% (depending on the transaction). Maximum rate: 25%
Insurance Transaction	IOF/Insurance: zero to 7.38%. Maximum rate: 25%
Loans and Credit Transaction	IOF/Credit: 0.0082% (individuals) or 0.0041% (legal entities) a day, until it reaches 365 days, plus 0.38%. Maximum rate: 1.5% a day
Securities Transactions	IOF/Securities: zero to 1.5% as a general rule. Maximum rate: 1.5% a day

The rates may be altered by decree enacted by the Brazilian government, up to the maximum rate. The decree may come into effect on the date on which it is published.

PIS and COFINS

Financial institutions are subject to the cumulative calculation of PIS and COFINS at rates of 0.65% and 4.0%, respectively. Also, with regard to financial institutions, it is possible to deduct from the calculation basis of PIS and COFINS the expenses related to banking activities rendered, among other expenses provided by law.

The calculation of PIS and COFINS applicable to financial institutions is not the same as the non- cumulative calculation applicable to other legal entities with respect to the ability to apply register and discount tax credits of said contributions.

Tax on services

The Service Tax (Imposto Sobre Serviços de Qualquer Natureza) (“ISS”), is generally charged on the price of services rendered (for example, banking services) and, as a rule, is charged directly by the municipality where the service provider is located. In our case, given our digital platform, ISS is collected in the municipality in which our head office, deemed as the services provider, is located, where all approvals occur and where the contracts with customers are deemed to have been entered into. The tax rates vary from 2% to a maximum of 5% depending on the municipality where the service is provided and on the nature of the service provided. In Belo Horizonte, the municipality of our head office, the rates vary from 2.0% to 5%, depending on the nature of the service provided.

Privacy and data protection

Civil rights framework for the internet

Law No. 12,965/2014 (“Civil Rights Framework for the Internet”), which was enacted on April 23, 2014 and came into effect on June 23, 2014, and Federal Decree No. 8,771/2016 establish principles, rules, guarantees, rights and duties for the use of the Internet in Brazil.

User privacy protection

The content of private communications via electronic media enjoy the same privacy protection that had been previously guaranteed for traditional means of communication, such as letters and telephone conversations, among others. In addition, we also provide customer service through digital tools. The service is provided by specialized managers who exchange instant messages by cell phone or through our internet banking, all in a password protected and secure environment.

Banking secrecy

Financial institutions are required to maintain the confidentiality of the banking operations and services provided to their customers.

In accordance with Complementary Law No. 105, dated January 10, 2001 (“Complementary Law No. 105”), the only circumstances in which information relating to customers, services or operations of Brazilian financial institutions or credit card companies may be disclosed to third parties are as follows: (1) exchange of information between financial institutions, for registration purposes, including through risk centers, in accordance with rules established by the CMN and the Central Bank; (2) the provision of information contained in the register of issuers of bounced checks and of debtors in default to credit protection entities, in accordance with rules established by the CMN and the Central Bank; (3) the provision of the information necessary to identify taxpayers and the overall amounts of their transactions under the conditions and within the time limits that may be established by the Brazilian Ministry of Finance, provided by the institutions responsible for withholding and payment of the contribution to the Brazilian tax authorities; (4) communication to the proper authorities regarding criminal or administrative offenses, including providing information regarding transactions involving funds resulting from criminal activity; (5) the disclosure of confidential information with the express consent of the interested parties; (6) the carrying out of transactions and the provision of information to the Central Bank in the performance of its duties; (7) information to be provided to the judicial and legislative branches within the confines of a dispute and in accordance with the constitutional and legal authority; (8) information provided to the Brazilian tax authorities in the frequency and value limits as determined by the executive branch; (9) information provided to tax agents provided that it is regarded as essential by the appropriate authority in an administrative proceeding; and (10) information provided to the Central Bank or the CVM upon the filing of an administrative proceeding with the court’s authorization or when there is a crime or suspicion of a crime.

In addition, following the recent enactment of Complementary Law No. 166, of April 8, 2019, financial institutions may provide financial and payment data related to the credit transactions and payment obligations of their customers to database managers, for credit history purposes, subject to compliance with the law’s requirements.

Complementary Law No. 105 also permits the Central Bank or the CVM to exchange information with foreign government authorities in accordance with a specific treaty.

The Brazilian and U.S. governments entered into an agreement on March 20, 2007, establishing rules for the exchange of tax information, which were implemented in Brazil through Decree No. 8,003, March 15, 2013 (“2007 Agreement”). Under the terms of the 2007 Agreement, the Brazilian tax authorities were authorized to send the information received pursuant to Article 5 of Supplementary Law No. 105 to U.S. tax authorities.

In March 2010, the United States issued the Foreign Account Tax Compliance Act (“FATCA”), which, among other purposes, sought to foster the automatic exchange of financial information. In order to facilitate the exchange of information, a number of bilateral agreements were signed implementing the exchange of information between governments. The U.S. and Brazil entered into the Intergovernmental Agreement, which was implemented by Brazil through Decree No. 8,506, enacted on August 24, 2015, and which subjected Brazilian financial institutions to FATCA. Beginning in September 2015, U.S. and Brazilian have exchange financial information as from June 30, 2014 onward.

In 2014, the Organization for Economic Co-operation and Development, in the context of the Global Forum for Transparency and Exchange of Tax Information, in which Brazil participates, drafted the Common Reporting Standard (“CRS”), a standard for the exchange of information to be adopted by the adhering jurisdictions.

Data Protection Law

The Brazilian Data Protection Law, i.e., Law No. 13,709, was published in the Federal Official Gazette on August 15, 2018 (“LGPD”), and entered into force on September 18, 2020, except for the administrative sections (which came into effect on August 1, 2021).

The LGPD brings about significant changes to the rules and regulations applicable to the processing of personal data, including rules and regulations governing activities such as the collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons.

The LGPD is applicable to any and all operations related to any form of processing of personal data, with brief exceptions provided by law, such as the case of processing for exclusively private and non- economic purposes, or journalistic, artistic, or public security, and if extends to individuals and public and private entities, regardless of the country where they are based or where the data is hosted. The LGPD is also applicable as long as (i) data processing takes place in Brazil; (ii) the data processing activity is intended to offer or provide goods or services to or process data from individuals located in Brazil; or (iii) the data subjects are located in Brazil at the time their personal data are collected. The LGPD is applicable regardless of the industry or business when dealing with personal data and is not restricted to data processing activities carried out through digital media and / or on the internet. In addition, Law No. No. 13,853/19 amended the LGPD to create and establish the competencies of the National Authority of Data Protection (“ANPD”).

ANPD, among others, has the following attributions: (i) to guarantee the protection of personal data, in accordance with the law; (ii) deliberate, at the administrative level, definitively, on the interpretation of the LGPD; (iii) supervise compliance and assess penalties in the case of data processing performed in violation of the LGPD; (iv) implementing simplified mechanisms to register complaints about the processing of personal data in violation of the LGPD; and (v) inform the competent authorities of the criminal offenses that they become aware of. The authority of ANPD prevails over any other authority with regard to the protection of personal data.

Cybersecurity

In April 2018, the CMN issued Resolution No. 4,658, later revoked by CMN Resolution No. 4,893, of February 26, 2021 (“CMN Resolution No. 4,893/21”) as of July 1st, 2021, regarding cybersecurity and cloud storage policies applicable to financial institutions following a public consultation held in 2017. According to CMN Resolution No. 4,893, financial institutions must follow certain cyber risk management and cloud outsourcing requirements that apply to the design and adaptation of internal controls. Policies and action plans to prevent and respond to cybersecurity incidents, as well as existing contracts, were required to be fully compliant with CMN Resolution No. 4,893 starting as of December 31, 2021. Data location and processing may occur inside or outside of Brazil, but in case of data location and processing abroad, the relevant contract may not create hurdles for the performance of supervision activities by the Central Bank and the financial institution must have in place a contingence plan in case of termination or impossibility of provision of the services. In addition, there must be an agreement for the exchange of information between the Central Bank and the supervisory authorities of the countries where the services may be provided (in case there is no such agreement, the Central Bank must approve in advance the engagement of the relevant foreign service provider by the financial institution).

Credit Cards

Brazilian banking regulations include specific rules regarding the charging of credit card fees, the dissemination of information in credit card monthly bills and the obligation to provide a package of basic credit card services to customers.

In addition, certain restrictions apply to revolving credit lines granted under credit cards that may only be granted to customers until the due date of the following credit card monthly bill. After this date, financial institutions must offer customers alternative financing under conditions that are more favorable than those typically found in the credit card market. Banks are prohibited from offering revolving credit card lines to customers who have an existing outstanding balance under a revolving credit card line that is under default.

Nevertheless, customers may transfer their credit card balances from one institution to another. Such transfers must comply with the specific rules established by the Central Bank, including, among others, the requirement that the amount and term of the outstanding balance at the receiving financial institution must not be higher than the amount due and term of the original transaction.

Furthermore, the Central Bank enacted Resolution No. 96 on May 19, of 2021, which came into force on March 1, 2022 and that amended and restated postpaid payment accounts rules in Brazil. This rule sets forth terms and conditions that we and other institutions must comply with upon the issuance of credit cards and increasing or decreasing of the credit limits of our clients, as well as established additional information that must be included in credit card monthly bills.

Cancellation of banking license

Law No. 4,595, together with Law No. 13,506 and Central Bank Resolution No. 131, of August 20, 2021, establish that certain penalties may be imposed on a financial institution under certain circumstances including the cancellation of its license to operate and/or carry out foreign exchange transactions. Cancellations are applicable in certain circumstances established by the Central Bank, such as, for example, in case of the reoccurrence of: (1) a violation of the Central Bank’s regulations by the financial institution’s management; or (2) the financial institution’s negligence in pursuing appropriate banking practices in relation to its foreign exchange activities.

In addition, under the terms of CMN Resolution No. 4,122, the Central Bank may cancel a financial institution’s authorization to operate upon verification (1) that the bank has not regularly performed transactions that are considered essential under the terms of the applicable rules for the types of institutions set forth under Article 1 of CMN Resolution No. 4,122; (2) of operational inactivity; (3) that the financial institution is not located at the address provided to the Central Bank; (4) that the financial institution has not provided to the Central Bank information statements required by the regulations in effect, without justification, for a period of more than four months; (5) noncompliance with the business plan set forth in CMN Resolution No. 4,122, Article 6, Item II, taking into account the inquiry period set forth in CMN Resolution No. 4,122, Article 11. The cancellation of a banking license can only occur following the appropriate administrative procedures.

Bank reserves accounts

We maintain a bank reserve account at the Central Bank in accordance with Central Bank Resolution No. 105, of June 9, 2021, in force since July 1st, 2021 (“Central Bank Resolution No. 105/21”), which under Article 35 of its Annex, establishes the obligation to maintain a bank reserve account for commercial banks, universal banks with a commercial portfolio and for the savings and loans banks.

According to Article 21 of the Annex of Central Bank Resolution No. 105/21, institutions that have bank reserve accounts are required to take part in the STR for the settlement of interbank transfers.

Central Bank Normative Instruction No. 124, of July 19, 2021, in force since August 2, 2021, establishes procedures with regard to the monitoring of the STR. The monitoring extends throughout the STR’s entire hours of operation, starting 30 minutes before it opens and ending 30 minutes after it closes. Included in this monitoring is the tracking of instructions and settlement of orders issued within the system.

Foreign investment and the Brazilian Constitution

Foreign banks

The Federal Constitution prohibits foreign financial institutions from establishing new branches, unless duly authorized by the Brazilian government. A foreign financial institution which is duly authorized to operate in Brazil by means of a branch or subsidiary will be subject to the same rules, regulations and requirements that are applicable to any Brazilian financial institution.

Foreign investment in Brazilian financial institutions

According to the Brazilian Constitution, Article 52 of the Transitory Constitutional Provisions Act, the following are prohibited: (1) the establishment, in Brazil, of new branches of financial institutions domiciled abroad; and (2) any increase in the percentage equity interest of individuals or legal entities — that are domiciled abroad or are residents abroad — in the capital stock of financial institutions headquartered in Brazil. This restriction does not apply to authorizations resulting from international agreements, reciprocity or that are in the national interest.

According to Decree No. 10,029, dated September 26, 2019, it is up to the Central Bank to recognize the national interest in installing branches in Brazil or increasing participation in Brazilian institutions by financial institutions domiciled abroad. In this sense, Central Bank issued Circular No. 3,977, of January 22, 2020, recognizing all foreign participation in the capital of Brazilian institutions, provided that the requirements and procedures for constitution, authorization for operation, cancellation of authorization, changes are observed control and corporate reorganizations of financial institutions, as provided for in the current regulations, as applicable.

Changes to market liquidity rules and other initiatives in response to the Covid-19 pandemic

Below are some measures adopted by the Brazilian government, CMN and the Central Bank due to the Covid-19 pandemic, some of which have already expired:

Temporary suspension of dividend distributions and increases in the remuneration of directors and officers

According to CMN Resolution No. 4,820/2020, Brazilian financial institutions, constituted in the form of a joint stock company, in relation the amounts referencing to 2020, cannot: (i) compensate equity, including in the form of prepayment, above the highest of the following values: (i.a) 30% of the net profits adjusted pursuant to article 202 of the Brazilian Corporation Law; and (i.b) amount equivalent either to the minimum mandatory dividend established in the Brazilian Corporation Law, including in the form of interest on equity, in the case of financial institutions incorporated as sociedades anônimas, or the minimal dividend distribution established in the bylaws, in the case of financial institutions incorporated as sociedades limitadas; (ii) repurchase shares, except with authorization from Central Bank in specific cases); (iii) reduce its capital stock, except when mandatory or authorized by Central Bank in order to ensure the stability and regular functioning of the SFN); and (iv) increase the compensation, fixed or variable, of the members of the board of directors and executive officers. The restrictions mentioned in items (ii) and (iii) remained in effect from April 6 to December 31, 2020.

New Time Deposit with Special Guarantees

The CMN regulated through Resolution No. 4,805 of April 2, 2020, financing through DPGEs, which are deposits taken by financial institutions and guaranteed by the FGC, subject to a limit of R$400 million for operations whose credit holder is an institution associated with the FGC and R$40 million for other holders.

Flexibility of financing use through LCAs

On March 23, 2020, the CMN issued Resolution No. 4,787 (now revoked but which provisions were maintained in the Rural Credit Manual (MCR)), which adjusted the basis for evaluating the mandatory reserve requirements for funds raised through LCAs in order to increase their liquidity. As a result, the rules for application of funds from agribusiness activities were relaxed. LCAs are credit notes issued exclusively by financial institutions and related to credit rights originated in operations carried out.

Pursuant to Law No. 11,076, dated December 30, 2004, as amended, LCAs are nominative credit securities issued exclusively by public or private financial institutions, representing a promise of payment in cash, linked to credit rights originating from business carried out between rural producers, or their cooperatives, and third parties, including financing or loans, related to production, marketing, processing or industrialization of agribusiness products or of machines used in agribusiness activity.

Renegotiation of customer debts

CMN Resolution No. 4,803 of April 9, 2020, as amended, allowed the reclassification of credit operations renegotiated between March 1 and December 31, 2020 to the level of risk assigned to them on February 29, 2020, before the economic effects measures taken to combat COVID-19. This reclassification does not apply to operations: (i) with a delay equal to or greater than fifteen days, in the payment of the installment of principal or charges, on February 29, 2020; and (ii) with evidence of the counterparty’s inability to honor the obligation under the new conditions agreed. The enacted resolution aims to avoid an increase in provisions for losses on economically viable loans in statutory financial statements that may have been defaulted as a result of the pandemic, as well as due to operational difficulties for the renegotiation of such operations. Provisioning reduces the reference equity necessary to support the risk of the operations carried out, limiting the institution’s ability to take on new risks and grant new loans. Therefore, the increase in provisioning would affect the supply of credit and, consequently, the consumption of income, which would worsen the economic effects of COVID-19. This reclassification does not apply to operations: (i) with a delay equal to or greater than fifteen days, in the payment of the installment of principal or charges, on February 29, 2020; and (ii) with evidence of the counterparty’s inability to honor the obligation under the new conditions agreed.

Emergency Employment Support Program that provides emergency payroll financing to small and medium- sized businesses

On August 24, 2020, CMN enacted Resolution No. 4,846, which regulates credit operations for payroll financing carried out by financial institutions, under the Emergency Employment Support Program (PESE), created by the Provisional Measure No. 944, dated April 3, 2020, converted into Law No. 14,043, on August 19, 2020.

To preserve jobs, PESE establishes the offer of an emergency credit line to finance, for four months, the payment of funds (i) entrepreneurs, (ii) ordinary partnerships, (iii) business societies and cooperative societies, except credit societies, (iv) civil society organizations and (v) rural employers who join the program. The credit line will cover up to 100% (one hundred percent) of the payroll, being limited to an amount equivalent to up to twice the minimum wage per employee.

Companies that take out loans through PESE cannot fire employees without cause between the date of contracting the credit line and the 60th day after receiving the last installment of the credit line.

The financial institutions participating in the program will ensure that, based on the processes and information provided by the companies, the resources are used exclusively for the payment of payroll or labor costs, as the case may be.

Reduction in capital requirement for Time Deposit exposures with Special Guarantee

The Central Bank determined, by means of Central Bank Circular No. 4,030 of June 23, 2020, the reduction, from 50% to 35%, of the Risk Weighting Factor for Time Deposits with Special Guarantee, for depositing financial institutions associated with the Credit Guarantee Fund. The reduction in the Risk Weighting Factor will be accompanied by permanent monitoring of the liquidity of SFN and its institutions to assess the risks to financial stability.

The measure may encourage the flow of funds to small financial institutions, which often operate in segments that are not served by major banking institutions.

Purchase of private securities in the secondary market

Central Bank Circular No. 4,028 of June 23, 2020, provides for the purchase and sale of private assets in national secondary markets, within the financial, capital and payment markets, by the Central Bank, as authorized by Constitutional Amendment No. 106 of May 7, 2020. The private assets that, at the time of purchase by the Central Bank, (i) have a credit risk rating in the local market equivalent to BB- or higher, granted by at least one of the three largest international risk rating agencies; and (ii) present a reference price published by a financial market entity accredited by the Central Bank, considering for the purposes of this item “(ii)” the Brazilian Association of Financial and Capital Markets Entities and B3.

The purpose of this measure, which is in line with the actions of other central banks, such as the US Federal Reserve and the European Central Bank, is to provide liquidity to the private credit market and assist in the formation of prices.

Change in compliance with compulsory deposits on savings deposits

Pursuant to Central Bank Circular No. 4,033 of June 24, 2020 and Central Bank Circular No. 4,035 of July 1, 2020, on the requirements of free and rural savings deposit resources, calculated in accordance with Central Bank Circular No. 3,975, dated January 8, 2020, applied the following deductions, with respect to contracted transactions and investments made from June 22, 2020 and until December 31, 2020: (i) the balance of credit operations for working capital financing for companies with annual sales of up to R$50 million, excluding refinancing; (ii) the balance of investments in DPGEs from institutions that do not belong to the conglomerate itself; (iii) the balance of interbank transfers made by cooperative banks to individual cooperatives belonging to the same credit cooperative system for the granting of credit operations to finance working capital for companies with annual sales of up to R$50 million, excluding refinancing.

Pursuant to Central Bank Circular No. 4,035 of July 1, 2020, the sum of the deductions referred to in items “(i),” “(ii)” and “(iii)” could not exceed 30% (thirty percent) the requirement of reserve requirements on savings deposit resources, in free and rural modalities, calculated in the form of Central Bank Circular No. 3,975 of January 8, 2020. Central Bank Circular No. 4,035, dated July 1, 2020, which amended the Central Bank Circular No. 3,975, dated January 8, 2020 (upon insertion of the provisions presented above) came into force on July 3, 2020, taking effect from the calculation period beginning on July 6, 2020 and ending on July 10, 2020, whose adjustment occurred on July 20, 2020. While Central Bank Circular No. 4,033, dated June 24, 2020, which also amended Central Bank Circular No. 3,975 of January 8, 2020, came into force on June 25, 2020, taking effect from the calculation period beginning on June 22, 2020 and ending on June 26, 2020, whose adjustment occurred on July 6, 2020.

The sum of the deductions listed above must correspond to a minimum of 5% from the calculation period beginning on August 10, 2020, and 10%, from the calculation period beginning on September 8, 2020 and up to the period of calculation ending on December 31, 2020, of the mandatory reserve requirement on savings deposit funds, in free and rural modalities, calculated as defined by Central Bank Circular No. 3,975 of January 8, 2020.

The measure aims to inject credit in the segment.

Finally, on February 23, 2022, the Central Bank enacted Resolution No. 188, which came into force on April 1st of 2022. Such a rule revoked and consolidated the provisions of Central Bank Circular No. 4,033 of June 24, 2020, Central Bank Circular No. 4,035 of July 1, 2020 and Central Bank Circular No. 3,975, dated January 8, 2020 (among others), as well as eliminated the minimum percentages of the sum of deductions listed above and be applicable from the calculation period comprised between April 25 and April 29, 2022 onwards.

Small and medium-sized companies will have easier access to credit operations

Central Bank reduced the capital requirement for credit operations aimed at small and medium-sized companies through Central Bank Circular No. 3,998 of April 9, 2020. The Risk Weighting Factor applicable to these operations is 85%, and is valid for new or restructured operations, from March 16, 2020 to December 31, 2020. The rule covers companies with annual gross revenue of R$15 million to R$300 million.

The objective of this measure is to encourage the allocation of resources to small and medium-sized companies.

Smaller financial institutions will have less capital requirement temporarily

CMN temporarily reduced, through CMN Resolution No. 4,813 of April 30, 2020, the capital requirement for Segment S5 institutions, which are smaller in size and have a simplified risk profile.

The measure aims to free resources from the regulatory capital requirement of institutions in Segment S5, aiming to increase the capacity of institutions in this segment to overcome the crisis caused by the COVID-19 pandemic and to maintain the flow of credit to the economy.

Temporary easing of the rule for real estate financing

CMN allowed, by means of CMN Resolution No. 4,819 of May 29, 2020, that financial institutions release the funds related to real estate financing contracted until September 30, 2020 after the guarantee collateral in the Real Estate Registry Offices.

The measure, which is of a temporary nature, aimed to mitigate the impacts of the current pandemic on the real estate market by allowing greater speed in the release of real estate financing and facilitating the release of resources for individuals and agents involved in the civil construction sector chain. The measure made the process of granting credit compatible with the limitations of commercial activities and the provision of services, including public ones, resulting from actions to combat the pandemic of COVID-19.

The Consumer Protection Code

Law No. 8.078 was enacted in 1990, in order to establish strict rules governing the relationship between suppliers of products and services and their consumers (“CDC” or “Consumer Protection Code”). In June 2006, the Federal Supreme Court ruled that the CDC also applies to transactions between financial institutions and their customers.

The main modifications promulgated by the CDC are as follows: (1) financial institutions should ensure that customers are fully aware of all contractual terms, including liabilities and penalties applicable to both parties, in order to protect counterparties against abusive practices. All doubts, queries or complaints in relation to agreements or advertising of the clauses should be promptly answered, and fees, commissions or any other forms of service or operational remuneration cannot be increased without reasonable justification (nor may they exceed the limits set by the Central Bank); (2) financial institutions are prohibited from transferring funds from their customer’s different accounts without prior authorization; (3) financial institutions cannot require that transactions linked to other transactions be carried out by the same institution. If the transaction is dependent on another operation, the customer is free to choose another institution to carry out this operation; (4) financial institutions are prohibited from publishing advertising that is misleading, abusive, or that discloses information about their contracts or services. Financial institutions are responsible for any losses caused to their customers; (5) interest rates on personal credit and direct consumer credit should be reduced proportionately in the event of early settlement or repayment of debts; (6) customers have the right to withdraw up to R$5 thousand per day. For larger amounts, customers must notify the financial institution at least 24 hours in advance; and (7) financial institutions must provide appropriate treatment for the elderly and physically disabled.

Financial institutions are also subject to the regulations of the CMN, which specifically regulates the relationship between financial institutions and their customers. In this context, CMN Resolution No. 3,694 of March 26, 2009, as amended, established criteria related to risk prevention in the contracting of financial transactions and in the provision of services by financial institutions, imposing conditions to be observed in the relationship with the consumers of banking services and products. CMN Resolution No. 3,919, dated November 25, 2010, as amended, altered and consolidated the rules regarding the charging of fees for the provision of services by financial institutions. More recently, CMN Resolution No. 4,949, of September 30, 2021 established principles and procedures to be adopted by financial institutions in the relations with their customers and users of products and services. Pursuant to CMN Resolution No. 4,949/21, financial institutions must conduct their activities in compliance with the principles of ethics, responsibility, transparency, and diligence, providing for the convergence of interests and the consolidation of an institutional image of credibility, security and competence in their relations with customers and users of their products and services. For such, they must ensure: (i) customization of the products and services offered or recommended to the needs, interests and objectives of customers and users; (ii) integrity, compliance, reliability, security and confidentiality of the transactions carried out, as well as the legitimacy of the contracted operations and the services provided; (iii) provision, in a clear and accurate manner, of the information necessary for the free choice and decision-making by customers and users, including explicit rights and duties, responsibilities, costs or encumbrances, penalties and any risks existing in the execution of transactions and in the provision of services; (iv) use of clear, objective and appropriate wording to the nature and complexity of the transaction or service, in contracts, receipts, extracts, vouchers and documents intended for the public, in order to allow the understanding of the content and the identification of deadlines, values, charges, fines, dates, places and other conditions; (v) identification of end-users who are beneficiaries of payments or transfers in statements and extracts of deposit accounts and prepaid payment accounts, including in situations where the relevant payment services involve institutions participating in different payment arrangements; (vi) forwarding of a payment instrument to the customer’s or user’s domicile or its authorization only as a result of their express request or authorization; and (vii) timeliness and lack of unreasonable barriers, criteria or procedures to: (a) meet requests from customers and users, including the provision of contracts, receipts, extracts, vouchers and other documents and information relating to transactions and services; (b) terminate contractual relationships related to products and services, including the cancellation of contracts; and (c) transfer relationships to other institutions, as applicable.

Insolvency laws relating to financial institutions

Financial institutions are subject to the procedures established by Law No. 6,024 of March 13, 1974, as amended (“Law No. 6,024/1974”), which establishes rules and regulations applicable in the event of intervention in, or extrajudicial liquidation of, financial institutions by the Central Bank, as well as for bankruptcy proceedings. Intervention and extrajudicial liquidation may occur when the Central Bank determines that a financial institution is in a precarious financial condition or as a result of the occurrence of events that may affect creditors. These measures are imposed by the Central Bank in order to prevent the entity from going bankrupt.

Intervention

The Central Bank may intervene in the operations of a financial institution that is not controlled by the Brazilian government, if there is a material risk to creditors or if the institution is frequently in violation of the applicable regulations. The Central Bank may also intervene in order to avoid the liquidation of the financial institution.

Starting from the date on which it is enacted, the intervention will automatically (1) suspend the enforceability of payment obligations, (2) prevent the early termination or maturity of any obligations and (3) freeze existing deposits as of the date on which the intervention came into effect.

Intervention may also be enacted at the request of a financial institution’s management if so set forth in the financial institution’s bylaws.

Intervention will cease when, at the determination of the Central Bank (in its discretion), the entity’s situation is stabilized, or when the extrajudicial liquidation or bankruptcy of the entity is enacted if the interested parties undertake to continue the financial institution’s economic activities, providing the necessary guarantees.

Extrajudicial liquidation

Extrajudicial liquidation is an administrative proceeding decreed by the Central Bank (except that it is not applicable to financial institutions controlled by the Brazilian government) and conducted by a liquidator appointed by the Central Bank. This extraordinary measure seeks to terminate the operations of the affected financial institution, liquidating its assets and settling its liabilities, similar to a judicially decreed bankruptcy.

The administrative liquidation of any financial institution (except financial institutions controlled by the Brazilian government) may be carried out by the Central Bank (Law No. 6,024/1974), when: (1) the financial institution’s debts are not generally honored when due; (2) the financial institution is deemed insolvent; (3) the financial institution has incurred losses that could abnormally increase the exposure of the unsecured creditors; (4) the management of the financial institution concerned has materially breached Brazilian banking laws or regulations; (5) upon cancellation of the financial institution’s authorization to operate, if the institution has not initiated liquidation within a period of 90 days, or when it has initiated liquidation and the Central Bank has determined that delays in its administration may result in losses to creditors; or (6) the upon a petition from the institution’s management if the institution’s if so provided in the institution’s bylaws or at the proposal of the administrator upon providing justification.

The extrajudicial decree will result in the following effects: (1) suspend the actions or prevent the rights and interests relative to the charging of the liquidating institution such that no other action or execution can be brought during the liquidation; (2) encourage the early termination of the institution’s obligations; (3) interrupt the limitation period relative to the obligations undertaken by the institution; (4) non-compliance with penalty clause established in overdue unilateral agreements resulting from the declaration of the extrajudicial liquidation; (5) reduce interests, against a bankrupt estate, until the date when the debts are fully paid; and (6) no request of monetary adjustment for any passive amounts or financial sanctions for violations of criminal or administrative legislation.

The extrajudicial liquidation proceedings may be terminated (a) if the financial institution is declared bankrupt; or (b) by a decision of the Central Bank under the following circumstances: (1) payment of all unsecured creditors; (2) change in the institution’s purposes to an economic activity that is not part of the Nacional Financial System; (3) a change of control of the financial institution; (4) conversion into ordinary liquidation; (5) depletion of assets owed by the financial institution, through the distribution of income to the creditor, irrespective of whether all creditors have been repaid; or (6) the remaining asset is deemed by the Central Bank illiquid or difficult to realize.

RAET

In addition to the abovementioned procedures, the Central Bank may also establish the special temporary management system (Regime de Administração Especial Temporária) (“RAET”), which is a less restrictive form of Central Bank intervention, in private and public non-federal institutions, and which enables the institutions to operate in the ordinary course.

The RAET may be imposed by the Central Bank under the following circumstances: (1) the financial institution continuously carries out transactions contrary to the economic and financial policies established by federal legislation; (2) the financial institution does not comply with the mandatory reserve requirement rules; (3) the financial institution has operations or is subject to conditions that require intervention; (4) reckless or fraudulent management; (5) the financial institution faces a shortage of assets; and (6) the occurrence of any of the above described events that results in the declaration of an intervention.

The main purpose of the RAET is to help maintain the financial institution’s solvency and financial condition under special administration. The RAET, therefore, does not affect the day-to-day business operations, obligations or rights of the financial institution, which continue in the ordinary course.

There is no minimum term for a RAET, which may cease upon the occurrence of any of the following events: (1) acquisition by the Brazilian Government of control of the financial institution; (2) a corporate restructuring, merger, spin-off or transfer of control of the financial institution, (3) at the Central Bank’s discretion; or (4) upon declaration of the extrajudicial liquidation of the financial institution.

Bankruptcy Law

Law No. 11,101 of February 9, 2005, as amended (“Bankruptcy Law”), provides for judicial reorganizations, extrajudicial reorganizations and the bankruptcy of individuals and legal entities since 2005 and is only applicable to financial institutions in relation to matters that are not specifically regulated by the above described intervention and extrajudicial liquidation regimes.

Bill about new resolution regimes for regulated institutions

On December 23, 2019, the Central Bank submitted to the Brazilian Congress a bill of complementary law that, among others, aims at regulating new resolution regimes for financial institutions, insurance companies and other institutions subject to the supervision of the Central Bank, SUSEP and CVM. The bill is in line with international standards established by the Financial Stability Council (FSB) after the 2008 financial crisis.

In lieu of the current regimes (intervention, extrajudicial liquidation and RAET), the bill proposes two new resolution regimes: (i) the Compulsory Settlement Regime, in which the non-systemic institution will be removed from the System National Financial System through a more efficient and faster process than the current regimes; or (ii) the Stabilization Regime, which will mitigate the risk of a systemic crisis involving a relevant institution or activity in the National Financial System, allowing the essential activities of the bank to continue to be developed through, among other measures, the conversion of certain rights of creditors against the capital bank (bail-in).

According to the Central Bank, the objective is to create more effective and modern solutions for problematic institutions, while still protecting the performance of the economy and providing stability to the financial system. If approved, the new regime should come into effect within 180 days of its publication.

Reimbursement of creditors in the case of liquidation or bankruptcy

In the case of extrajudicial liquidation or bankruptcy of a financial institution, creditors are paid according to priority and privilege. The credits prior to the filing are paid proportionally in the following order: labor claims of up to 150 minimum wages

(salários mínimos) per labor creditor; secured credits; tax credits; unsecured credits; contractual fines and monetary penalties for violation of administrative or criminal laws, including those of a fiscal nature; and subordinated credits.

Brazilian legislation mandates the establishment of the FGC fund to guarantee the payment of funds deposited in financial institutions in the vent of intervention, liquidation, bankruptcy or insolvency. The FGC is financed by ordinary contributions made by financial institutions in an amount up to 0.01% of the total amount of outstanding balances of the accounts corresponding to the guaranteed obligations, and certain special contributions. Delays in the making of these contributions subjects the financial institution to a fine of 2% of the value of the contribution.

The total amount of credit in the following forms will be guaranteed by the FGC up to a maximum of R$250 thousand per customer: demand deposits, savings deposits, time deposits, deposits held in blocked accounts for check transactions (for the recording and control of resources related to providing payment services for wages, income, or retirement), bills of exchange, real estate bills, mortgage bills, real estate credit bills and repurchase and resale agreements. However, the total amount of such credits of each creditor against all of the associated financial institutions is subject to a global limit of R$1.0 million for each consecutive four-year period since 2017. Moreover, regarding special guarantee, credits are protected from time deposits without issuing a certificate held by an individual against a financial institution or against financial institutions of the same financial group up to a maximum amount of R$400 million in transactions whose credit holder is an institution associated with the FGC and up to a maximum amount of R$40 million for the other holders.

Credits of financial institutions and other institutions authorized to operate by the Central Bank, private pension entities, insurance companies, special savings companies, investment clubs and investment funds or financial instruments held by such entities are not afforded the protections offered under the FGC’s ordinary guarantee.

In addition, two laws affect the priority of payment to creditors of Brazilian banks in the case of insolvency, bankruptcy or the like. Law No. 9,069, dated June 29, 1995, confers immunity from attachment on compulsory deposits held by financial institutions with the Central Bank. Such deposits cannot be subject to claims in lawsuits by the general creditors of a bank for the payment of debts. Law No. 9,450/1997 requires that the assets of any insolvent bank financed by loans made by foreign institutions be used to repay such financings, which take priority over the claims of the insolvent bank’s general creditors.

Asset management

The management of BNDUs is carried out in compliance with the regulations issued by the Central Bank. In particular, these rules establish criteria for provisions relating to the devaluation of valuables and assets. The Chart of Accounts for Institutions of the National Financial System (Plano Contábil das Instituições Financeiras) (“COSIF”) 1-10, Central Bank Circular No. 909 of January 11, 1985 and Technical Pronouncement CPC 01 are the rules that have the greatest impact on the process. Finally, under Law No. 13,506, financial institutions are prohibited from acquiring real estate assets which are not intended for their own use, except for those received in settlement of loans of difficult or doubtful resolution, or when expressly authorized by the Central Bank, in accordance with the regulations to be issued by the CMN.

Clearing

The provisions relating to the interbank settlement of checks are governed on a consolidated basis by the regulations of the Centralizing Entity for Checks Clearing (Centralizadora da Compensação de Cheques) (“COMPE”), as contained in Circular No. 3,532 of April 25, 2011, approved in the form of Article 3 of the aforementioned Circular. COMPE’s operating procedures were approved by the Central Bank.

Management succession policy

Banking financial institutions are required to implement a succession policy for their executives, which should take into account the nature, size, complexity, structure, risk profile and business model of the financial institution in order to ensure that those who occupy senior management positions have the necessary skills to perform their respective duties.

According to CMN Resolution No. 4,878, dated December 23, 2020, the policy should also cover the recruitment, promotion, election and manager retention processes adopted by the financial institution. The policy’s rules in relation to the identification, assessment, training and selection of candidates for senior management positions of the institutions should take into account (1) the conditions required by the legislation in effect to perform the respective position, (2) the technical and managerial skills, the interpersonal skills and experience of the professionals and (3) the knowledge of the professionals in relation to the legislation regarding the accountability (of whichever nature) of managers for their actions.

The succession policy should be reviewed every five years and financial institutions should keep all the documentation relating to their policies at the Central Bank’s disposal for a minimum of five years.

Information about managers and members of the control group

On October 23, 2020, the CMN issued Resolution No. 4,859, in force since December 1st, 2020, which establishes the obligation to provide the Central Bank with information that could affect the reputation of the members of the control group and of the managers of financial institutions.

Accordingly, financial institutions are required to provide the Central Bank with any information that may affect the reputation of their (1) controlling shareholders and holders of qualified equity interest and (2) executive directors and officers and members of management bodies. This information may potentially relate to police investigations, criminal prosecutions or proceedings involving the national financial system, or other similar scenarios. Financial institutions must report the information within ten business days after they learn of or gain access to the information.

In addition, financial institutions should provide a communication channel through which employees, customers, users, partners or suppliers may report illegality the financial institution’s operations on a confidential basis. The procedures for using the communication channel should be set forth in the financial institution’s governing documents and published on its website.

Lastly, financial institutions should designate a team that is responsible for receiving and forwarding reports to the relevant internal department in order to address the matters raised. Financial institutions should be permitted to designate an existing team, provided that the principals of confidentiality, independence and impartiality, among others, are guaranteed.

The designated team should draft a semi-annual report as of June 30 and December 31, setting forth at a minimum (1) the number of communications received, (2) their respective nature, (3) the appropriate departments to address the matters raised, (4) the average time need to address the matters raised and (5) the measures taken by the financial institution. The reports should be approved by the financial institution’s board of directors or, in its absence, by the board of executive officers, and kept at the disposal of the Central Bank for a period of at least five years.

Fintech Regulatory Framework

On April 26, 2018, the CMN enacted Resolution No. 4,656, which, as amended, governs the organization of two new categories of financial institutions, direct credit companies (sociedade de crédito direto) and peer- to-peer lending companies (Sociedade de Empréstimo entre Pessoas). These financial institutions operate exclusively through a digital platform. By creating these new categories of financial institutions, the Central Bank aimed at fostering the development of fintechs in the credit market independent from traditional financial institutions.

On October 29, 2018, the Brazilian government issued Decree No. 9,544 authorizing foreign investment in the entirety of the capital stock of direct credit companies and peer-to-peer lending companies duly authorized to operate by Central Bank.

Open Banking

The Central Bank has looked at Open Banking as an important tool for innovation in the financial market, making the banking industry more efficient and competitive. On March 28, 2018, CMN approved Resolution No. 4,649 prohibiting banks from limiting or preventing access to different banking operations by payment institutions with the goal of fostering competition in the Brazilian financial system. In addition, on April 26, 2019, the Central Bank published the Notice No. 33,455 outlining the key requirements for the initial implementation of a new Open Banking system in Brazil.

According to Communication No. 33,455, the Brazilian Open Banking model will comprise financial institutions, payment institutions and other institutions authorized to operate by the Central Bank, by making it possible to share, in a phased-in approach, (i) data on products and services, (ii) customer record data, and (iii) customer transaction data. Open Banking will eventually cover the provision of payment services, the criteria and specifications of which are yet to be announced in the instant pay project.

Within this context, institutions authorized to operate by the Central Bank opting to join Open Banking must share the information listed above with other participating institutions. At its inception, however, the Open Banking model will only be compulsory for: (1) financial institutions belonging to prudential segmentation in Segments 1 and 2; (2) institutions authorized by the Central Bank that provide transactional accounts to their users; and (3) financial institutions with bank correspondents that are contractually allowed to present credit proposals to clients. Compulsory adhesion may be also extended to the other institutions authorized to operate by the Central Bank at the Central Bank’s discretion. With regards to customer data sharing, customer authorization will always be required.

Subsequently, on May 4, 2020, the Central Bank published Joint Resolution No. 1/2020 and Circular No. 4,015, which provide on the scope of Open Banking data and services. Joint Resolution No. 1/2020 came into force on June 1, 2020 and establishes a schedule of actions with deadlines for institutions to adjust by 2021, as follows:

●	Stage 1 (until February 1, 2021): public access to the data of participating institutions in their access channels and product / service channels related to checking, savings, prepaid payment accounts and credit card loan transactions;
●	Step 2 (until August 13, 2021): sharing of reference data and transactional customer data between participating institutions;
●	Stage 3 (from October 29, 2021 until March 30, 2022): sharing of payment transaction initiation services, as well as forwarding of credit transaction proposals; and
●	Stage 4 (from December 15, 2021 until May 31, 2022): expansion of the scope data to cover foreign exchange, investment, insurance and open private pension transactions.

Central Bank Circular No. 4,032 of June 23, 2020, was also published, which provided for the initial structure responsible for the governance of the implementation process in the country of Open Banking, in accordance with the rules set forth therein. This structure was formalized on July 24, 2020, through a contract signed by the associations or groups of associations representing financial institutions and other institutions authorized to operate by the Central Bank. The initial structure responsible for governance was composed of three levels: I — strategic, integrated by a Deliberative Council; II — administrative, integrated by a Secretariat; and III — technician, composed of Technical Groups. The definitive structure of the Open Banking shall be decided by the Deliberative Council by June 30, 2022 and submitted to the Central Bank for approval.

Open Banking aims to (i) encourage innovation; (ii) promote competition; (iii) increase the efficiency of the National Financial System and the Brazilian Payment System; and (iv) promote financial citizenship.

Recent Developments on Foreign Exchange Regulations: Law No. 14,286/21 and eFX

On December 29, 2021, Law No. 14,286 was enacted (“New FX Law”), governing the FX Market, Brazilian capital abroad and foreign capital in Brazil. The key drivers of this rule, which will come into effect after one year of its official publication date (i.e., December 30, 2022), are to simplify, consolidate and update the rules on these matters, as well as to foster the convertibility of the Brazilian currency. The new rule paves the way for the creation and establishment of requirements aligned with the best international standards, such as the ones from the OECD and FATF, and grants the CMN and the Central Bank the regulatory freedom to further regulate its principles and provisions. Among its several innovations, the New FX Law expressly allows financial institutions, within the limits of their respective licenses and subject to applicable prudential rules, to use funds raised in the country to fund credit and financial transactions abroad. In any case, the rule is heavily dependent upon its further regulation by the CMN and the Central Bank, which is expected to issue public consultations for the new rules soon.

Additionally, the CMN and the Central Bank, through two recent rules that came into effect on October 1, 2021 (except for certain provisions of such rules, such as the feasibility of payment institutions applying for a license to operate in the FX Market, which will come into effect solely on September 1, 2022), namely, CMN Resolution No. 4.942/21 and Central Bank Resolution No. 137/21, amended CMN Resolution No. 3,568/28, which govern the Brazilian foreign exchange market (“FX Market”) and Central Bank Circular No. 3,691/13, which further regulates the provisions of CMN Resolution No. 3,568/28 and the FX Market, aiming at promoting a more competitive, innovative and inclusive environment for the rendering of services to individuals and legal entities that remit funds to, or receive them from, abroad.

The new rules have consolidated and upgraded the regulations on international payments and remittance services within the FX Market and granted the same statutory treatment for acquisitions of goods and/or hiring of services through issuers of international credit cards, international payment facilitators and representatives/intermediaries in the context of international remittance orders.

All such services are now encompassed in the newly created definition of “eFX”. The extent to which a given entity may carry out eFX depends on its regulatory status, e.g., financial and payment institutions authorized to operate by the Central Bank, payment institutions not authorized to operate by such authority and other legal entities.

The aforementioned rules promoted several innovations, including the following ones:

●	payment institutions (except for payment initiation service providers — “PISPs”) that have been authorized to operate by the Central Bank will also be able to apply for a license to operate, within certain limitations, in the FX Market (acting exclusively through electronic means);
●	the receipt of Reais, without any amount limitation, by clients of eFX providers in the context of FX Transactions, in pre-paid payment accounts held by clients;
●	the delivery of Reais, without any amount limitation, by clients of eFX providers in the context of FX Transactions, from payment accounts or through bank slips (boletos bancários); and
●	the possibility of non-resident individuals and legal entities to open pre-paid payment accounts (subject to a R$10,000 limit per transaction) with payment institutions in Brazil authorized to operate in the FX Market (subject to certain limitations).

The National Monetary Council and the Central Bank issued Regulations on Environmental, Social and Governance (ESG) Requirements Applicable to Financial Institutions

Following Public Consultation Nos. 82, 85 and 86 launched by the Central Bank in 2021 under the “Sustainability” pillar of “Agenda BC#” (which sets out certain goals to improve the Brazilian national financial system), a new set of rules was published on September 15, 2021. These new rules aim to improve the disclosure of information, management, and governance of social, environmental and climate risks by financial institutions, and the rules also bring changes to certain rural credit regulations into effect.

Central Bank Resolution No. 140 establishes new conditions for the access to rural credit considering social, environmental and climatic aspects. One of the main changes introduced by this resolution is a restriction on the provision of credit to a producer that is not registered, or whose registration is canceled, in the Rural Environmental Registry (Cadastro Ambiental Rural — CAR). The new resolution also sets forth that rural credit shall not be provided to (i) an enterprise fully or partially situated in a conservation area, an existing indigenous land, an area of embargo in force resulting from the economic use of illegally deforested areas in the Amazon; or (ii) an individual or legal entity registered in the official register of employers who have kept workers in conditions analogous to slavery.

The CMN issued Resolution No. 4,943, which amended CMN Resolution No. 4,557/17 with the purpose of highlighting and distinguishing social, environmental and climate risks as necessary for identification, measurement, evaluation, monitoring, reporting, control and mitigation within the risk management structure of financial institutions in Brazil. The new rule provides for specific definitions of such risks, modernizing concepts in the regulation, such as the inclusion of the two main components of climate risks — physical risks and transition risks, which are two aspects already widely recognized in international ESG standards. The amended rule also provides for the identification and monitoring of social, environmental and climate risks faced by financial institutions resulting not only from their products, services and activities, but also from the activities performed by their counterparties, controlled entities, suppliers and outsourced service providers.

Similar provisions were also included in the simplified structure of continuous risk management pertaining to the Simplified Reference Capital (Patrimônio de Referência Simplificado — PRS5) by CMN Resolution No. 4,944, which amended CMN Resolution No. 4,606/17.

The CMN also issued Resolution No. 4,945, replacing CMN Resolution No. 4,327/14 on the Social and Environmental Responsibility Policy (Política de Responsabilidade Socioambiental — PRSA). This new regulation provides for the inclusion of a climate aspect to the PRSA, which shall hereafter be named Social, Environmental and Climatic Responsibility Policy (Política de Responsabilidade Social, Ambiental e Climática — PRSAC). This new policy is required to be implemented by financial institutions and other institutions authorized to operate by the Central Bank that are classified in Segments S1, S2, S3, S4 and S5 will take into account the impacts, strategic goals and business opportunities for the financial institutions relating to social, environmental and climate factors. The maximum period for review of the PRSAC was also reduced by this regulation from five to three years. The PRSAC shall be reviewed also upon the occurrence of any relevant event, as defined by the applicable PRSAC policy of the institution.

The Central Bank has also issued Resolution No. 139, requiring the preparation of a Report on Social, Environmental and Climate Risks and Opportunities (Relatório de Riscos e Oportunidades Sociais, Ambientais e Climáticas) (“GRSAC Report”) by financial institutions classified in Segments S1, S2, S3 and S4. Following feedback during the public consultation phase, this new rule contemplates the recommendations of the Task Force on Climate-related Financial Disclosures at the national regulatory level. A relevant financial institution is required to publish a GRSAC Report annually (as of December 31 of each year) no later than 90 days after December 31 (except for the fiscal years of 2022 and 2023, where relevant financial institutions will have 180 days and 120 days, respectively, to publish a GRSAC Report). The GRSAC Report must be made available on the website of the relevant financial institutions for a period of five years.

In addition, on October 6, 2021, the Central Bank issued Resolution No. 151, which regulates the provision of information by authorized institutions to the Central Bank in relation to social, environmental, and climate risks addressed in CMN Resolution No. 4,557 and CMN Resolution No. 4,945. The rule  applies to institutions classified in Segments S1, S2, S3, or S4, and the information that must be provided to the Central Bank relates to the assessment of social, environmental and climate risks related to the exposure of the relevant financial institution to credit and securities transactions, as well as those of the respective debtors of such financial institution. The information to be provided to the Central Bank includes identification, economic sector, risk aggravating and mitigating factors, appraisal of social, environmental and climactic risks, among others.

In order to allow financial institutions to adapt their practices and policies to these new rules, CMN Resolution No. 4,943 and Resolution No. 4,945 (except for Article 16, which revokes CMN Resolution No. 4,327) will become effective on July 1, 2022, while CMN Resolution No. 4,944, Article 16 of CMN Resolution No. 4,945 and Central Bank Resolution No. 139 will become effective on December 1, 2022. Central Bank Resolution No. 151 will become effective on July 1, 2022, and Central Bank Resolution No. 140, which specifically provides for rural credit, became effective on October 1, 2021.

Registration of BDRs with the CVM

The rules enacted by CMN, the Central Bank and CVM require that the depositary file the relevant BDR program with the CVM and the Central Bank for purposes of enabling remittances of funds to and from Brazil in connection with the offer and sale of BDRs in Brazil, the sale of the underlying shares offshore and the payment of dividends and other distributions to holders of the BDRs. These rules further require that any such remittances be registered with the Central Bank by the engaged custodian on behalf of the depositary. The remittance of funds offshore in connection with the offer and sale of the BDRs in Brazil is limited to the proceeds from the sale of such BDRs in a Brazilian market regulated by the CVM, net of commissions and other related expenses.

As a general rule, the BDRs may be redeemed for the purposes of selling the underlying shares offshore. The proceeds from any such sale may not be used for other investments outside Brazil and must be repatriated within seven days from the date in which the BDRs are redeemed. Foreign investors purchasing BDRs pursuant to the provisions of CMN Resolution No. 4,373 are not subject to such a repatriation requirement but must record any such redemption with the Central Bank. Dividends and other distributions made to Brazilian residents in connection with the BDRs must be repatriated but may be applied to the acquisition of additional underlying shares. Individuals domiciled in Brazil and non-financial institutions, investment funds and other investment companies incorporated in Brazil may purchase shares issued offshore by sponsors of BDR programs in Brazil for purposes of depositing such shares with the relevant custodian and request the issuance of BDRs in Brazil. The depositary is responsible for maintaining and updating the registration of the BDR program with the Central Bank, including the flow of funds in connection with redemptions and payments of dividends and other distributions.

In connection with our registration as a foreign issuer and the listing of our BDRs level II in Brazil, which application we filed with the CVM on April 20, 2022, we will be required to comply with certain disclosure requirements. As a result, we will be required to file with the CVM: (i) on an annual basis, a reference form (formulário de referência) in Portuguese by the fourth month of each year, which summarizes our financial, legal and operating information; (ii) quarterly financial information with 45 days after the end of each quarter; and (iii) on an ongoing basis, reports disclosing limited information on call notices and minutes of general meetings as well as material facts and notices to the market, as required by applicable rules.

EXPERTS

Our consolidated financial statements as of December 31, 2021, 2020 and 2019 and for each of the years in the three-year period ended December 31, 2021 have been included herein in reliance upon the report of KPMG Auditores Independentes Ltda, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

We will receive an opinion from Maples and Calder (Cayman) LLP with respect to the validity under Cayman Islands law of the Inter & Co Shares to be issued in connection with the Proposed Transaction. We were advised as to certain matters of Brazilian law by Machado, Meyer, Sendacz e Opice Advogados. We were also advised as to certain matters of US law by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

ENFORCEABILITY OF CIVIL LIABILITIES

Enforceability of Civil Liabilities in Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less prescriptive body of securities laws as compared to the United States and some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

We have been advised by our Cayman Islands legal counsel, Maples and Calder (Cayman) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Cayman Islands — Anti-Money Laundering

If any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, or FRA, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property.

Enforceability of Civil Liabilities in Brazil

Machado, Meyer, Sendacz e Opice Advogados, our counsel as to Brazilian law, have advised us that there is uncertainty as to whether the courts of Brazil would, respectively, (1) recognize or enforce judgments of United States courts obtained against Banco Inter, Inter & Co or Banco Inter or Inter & Co directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (2) entertain original actions brought in Brazil against Banco Inter, Inter & Co or Banco Inter or Inter & Co directors or officers predicated upon the securities laws of the United States or any state in the United States.

Substantially all of Inter & Co and Banco Inter’s assets are located outside the United States, in Brazil. In addition, a majority of the members of Banco Inter’s and Inter & Co’s board of directors and all of Inter & Co’s officers are nationals or residents of Brazil and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon Inter & Co, Banco Inter or these persons, or to enforce against Inter & Co or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., with office at 122 East 42nd Street, 18th floor, New York — NY 10168, as Inter & Co’s agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any state in the United States arising out of this Proposed Transaction.

A judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. Such counsel has advised that a judgment against Banco Inter, Inter & Co or Banco Inter or Inter & Co directors or officers obtained in the United States would be enforceable in Brazil without retrial or re-examination of the merits of the original action including, without limitation, any final judgment for payment of a certain amount rendered by any such court, provided that such judgment has been previously recognized by the Brazilian Superior Tribunal of Justice (Superior Tribunal de Justiça), or STJ. That recognition will only be available, pursuant to Articles 963 and 964 of the Brazilian Code of Civil Procedure (Código de Processo Civil, Law No. 13,105, dated March 16, 2015, as amended), if the U.S. judgment:

●	complies with all formalities necessary for its enforcement;
●	is issued by a court of competent jurisdiction after proper service of process is made or after sufficient evidence of our absence has been given, as requested under the laws of the United States;
●	is not rendered in an action upon which Brazilian courts have exclusive jurisdiction, pursuant to the provisions of art. 23 of the Brazilian Code of Civil Procedure (Law No. 13,105/2015);
●	is final and, therefore, not subject to appeal (res judicata) in the United States;
●	creates no conflict between the United States judgment and a previous final and binding (res judicata) judgment on the same matter and involving the same parties issued in Brazil;
●	is duly apostilled by a competent authority of the United States, according to The Hague Convention Abolishing the Requirement of Legalization for Foreign Public Documents dated as of October 5, 1961 authentication, or The Hague Convention. If such decision emanates from a country that is not a signatory of The Hague Convention, it must be duly authenticated by a Brazilian Diplomatic Office or Consulate;
●	is accompanied by a translation into Portuguese made by a certified translator in Brazil, unless an exemption is provided by an international treaty to which Brazil is a signatory; and
●	is not contrary to Brazilian national sovereignty or public policy and does not violate the dignity of the human person, as set forth in Brazilian law.

The judicial recognition process may be time-consuming and may also give rise to difficulties in enforcing such foreign judgment in Brazil. Accordingly, we cannot assure you that judicial recognition of a foreign judgment would be successful, that the judicial recognition process would be conducted in a timely manner or that a Brazilian court would enforce a judgment of countries other than Brazil.

We believe original actions may be brought in connection with this offering predicated on the federal securities laws of the United States in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against Inter & Co, Banco Inter, or the members of either of their boards of directors or either of their executive officers and certain advisors named herein.

In addition, a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must post a bond to guarantee the payment of the defendant’s legal fees and court expenses in connection with court procedures for the collection of money according to Article 83 of the Brazilian Code of Civil Procedure (Código de Processo Civil). This is so except in the case of: (1) claims for collection on a título executivo extrajudicial (an instrument which may be enforced in Brazilian courts without a review on the merits), or enforcement of foreign judgments that have been duly recognized by the Superior Court of Justice; (2) counterclaims as established; and (3) when an exemption is provided by an international agreement or treaty to which Brazil is a signatory.

If proceedings are brought in Brazilian courts seeking to enforce our obligations with respect to Inter & Co Class A Common Shares or with respect to Banco Inter’s shares, payment shall be made in reais. Any judgment rendered in Brazilian courts in respect of any payment obligations with respect to Inter & Co Class A Common Shares would be expressed in reais. See “Risk Factors — Certain Risks Relating to the Proposed Transaction and Inter & Co Common Shares — Judgments of Brazilian courts to enforce our obligations with respect to Inter & Co Class A Common Shares may be payable only in reais.”

We have also been advised that the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant in Brazil is governed and limited by provisions of Brazilian law.

Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

FINANCIAL STATEMENTS AND RELATED INFORMATION

KPMG Auditores Independentes Ltda
Rua Paraíba, 550 — 12º andar — Bairro Funcionários
30130-141 — Belo Horizonte/MG — Brasil
Caixa Postal 3310 — CEP 30130-970 — Belo Horizonte/MG — Brasil
Telefone +55 (31) 2128-5700
kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Inter Platform Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Inter Platform Inc. (the Company) as of December 31, 2021, 2020 and 2019 the related consolidated income statements and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Inter Platform Inc.as of December 31, 2021, 2020 and 2019 and the results of its operations and its cash flows for each of the years in three-year period ended December 31, 2021, in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2011.

Belo Horizonte, Brazil
April 15, 2022

Consolidated financial statements as of and

for the years ended December, 2021, 2020 and 2019

Inter Platform Inc.

Inter Platform Inc.

Consolidated balance sheets as of December 31, 2021, 2020 and 2019

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	12/31/2021	12/31/2020	12/31/2019
Assets
Cash and cash equivalents	8	500,446	2,154,687	3,114,789
Amounts due from financial institutions	10	2,051,862	502,369	256,097
Compulsory deposits at Central Bank of Brazil		2,399,488	1,709,729	392,280
Loans and advances to customers	11	17,216,362	8,790,058	4,777,387
(-) Provision for expected loss	11	(680,932)	(282,355)	(215,563)
Loans and advances to customers, net of provisions for expected loss		16,535,429	8,507,703	4,561,824
Securities	12	12,757,687	5,812,622	1,155,094
Derivative financial assets	9	86,948	27,513	—
Non-current assets held-for-sale	16	129,793	119,929	121,632
Equity accounted investees	13	82,445	—	—
Property and equipment	14	163,475	137,846	91,851
Intangible assets	15	430,504	224,516	79,248
Deferred tax assets	32	695,525	206,018	112,217
Other assets	17	792,735	518,681	192,054
Total assets		36,626,337	19,921,613	10,077,086

Liabilities
Liabilities with financial and similar institutions	18	5,341,464	1,756,913	1,152,492
Liabilities with customers	19	18,333,543	12,436,632	4,714,439
Securities issued	20	3,572,093	1,729,436	1,719,580
Derivative financial liabilities	9	66,545	56,758	20,941
Borrowing and onlending	21	25,071	27,405	29,800
Income tax and social contribution		41,764	9,947	4,725
Other tax liabilities		36,642	20,324	13,477
Tax liabilities	22	78,406	30,271	18,202
Provisions	23	52,848	23,637	22,055
Deferred tax liabilities	32	89,235	60,926	21,524
Other liabilities	24	617,349	475,420	216,115
Total Liabilities		28,176,554	16,597,398	7,915,148
Equity
Share capital	25a	13	3,216,455	2,068,305
Reserves	25b	2,728,396	150,709	90,152
Other comprehensive income reserve	25c	(72,284)	25,991	(696)
Parent Company net investment		—	(117,521)	—
Equity attributable to owners of the Company		2,656,125	3,275,634	2,157,761
Non-controlling interest		5,793,659	48,581	4,177
Total equity		8,449,784	3,324,215	2,161,938

Total liabilities and equity		36,626,337	19,921,613	10,077,086

The notes are an integral part of these consolidated financial statements.

Inter Platform Inc.

Consolidated income statements for the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	2021	2020	2019

Interest income calculated using the effective interest method		1,435,428	942,808	775,515
Interest expenses		(543,242)	(184,335)	(256,717)
Net interest income	26	892,186	758,473	518,798

Revenues from services and commissions		542,569	257,145	130,457
Expenses from services and commissions		(100,297)	(71,611)	(56,627)
Net result from services and commissions	27	442,272	185,534	73,830

Income from securities	12	745,613	12,060	62,518
Net gains / (losses) from derivatives	9	(48,330)	(54,418)	4,235
Other revenues	28a	190,082	109,882	52,843
Revenues		2,221,823	1,011,531	712,224

Other income	28b	—	109,216	—
Impairment losses on financial assets	29	(595,581)	(213,688)	(138,570)
Personal expense	30	(443,328)	(229,096)	(169,198)
Depreciation and amortization		(94,251)	(43,659)	(17,463)
Other administrative expenses	31	(1,310,961)	(641,327)	(386,309)
Total Other Expenses (net of other revenues)		(2,444,121)	(1,018,554)	(711,540)

Income from equity interests in affiliates	13	(8,764)	—	—
Profit / (loss) before income tax		(231,062)	(7,023)	684

Current income tax and social contribution	32	(52,441)	(13,166)	(5,859)
Deferred income tax and social contribution	32	228,434	50,875	35,545
Income tax benefit		175,993	37,709	29,686

Profit / (loss) for the year		(55,068)	30,686	30,370

Profit attributable to:
Owners of the Company		(72,663)	17,911	27,683
Non-controlling interest		17,597	12,775	2,687

Earnings per share (in Brazilian Reais – BRL)
Basic and diluted earnings per share	25	(0.0143)	0.0043	0.0050

The notes are an integral part of these consolidated financial statements.

Inter Platform Inc.

Consolidated statements of comprehensive income for the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	2021	2020	2019

Profit / (loss) for the year		(55,068)	30,686	30,370

Other comprehensive income
Items that are or may be reclassified subsequently to the income statement:

Net change in fair value – financial assets at FVOCI	32c	(454,552)	52,718	(3,930)
Related tax	32c	207,167	(26,031)	1,828
Other comprehensive income of the year, net of income tax and social contribution		(247,385)	26,687	(2,102)

Total comprehensive income for the year		(302,454)	57,372	28,268
Allocation of comprehensive income
To owners of the company		(245,494)	44,598	25,581
To non-controlling interest		(56,960)	12,775	2,687

The notes are an integral part of these consolidated financial statements.

Inter Platform Inc.

Consolidated statements of changes in equity for the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of Brazilian reais, unless otherwise stated)

						Equity
			Other			attributable to
	Share		comprehensive	Retained	Treasury	owners of the	Non-controlling	Total
	Capital	Reserves	income	earnings	shares	Company	interest	Equity
Balances on January 1, 2019 – Banco Inter	848,760	86,891	(3,283)	—	(432)	931,936	252	932,188
Capital increase	1,250,266	(299)	—	—	—	1,249,967	268	1,250,235
Share issuance cost	(30,721)	192	—	—	—	(30,529)	—	(30,529)
Share-based payment	—	102	—	—	—	102	—	102
Profit for the period	—	—	—	27,684	—	27,684	2,687	30,371
Profit reserve reversal	—	(27,512)	—	27,512	—	—	—	—
Proposed allocations:
Constitution of legal reserve	—	3,944	—	(3,944)	—	—		—
Dividends and interest on equity	—	—	—	(51,252)	—	(51,252)	930	(50,322)
Repurchase (Cancellation) of treasury shares	—	(166)	—	—	432	266	—	266
Capital transactions	—	—	4,689	—	—	4,689	—	4,689
Net change in fair value – financial assets at FVOCI	—	—	(2,102)	—	—	(2,102)	—	(2,102)
Sale of NCI without a change in control	—	27,000	—	—	—	27,000	40	27,040
Balances on December 31, 2019	2,068,305	90,152	(696)	—	—	2,157,761	4,177	2,161,938

Balances on January 1, 2020 - Banco Inter	2,068,305	90,152	(696)	—	—	2,157,761	4,177	2,161,938
Capital increase	1,181,351		—	—	—	1,181,351	—	1,181,351
Share issuance cost	(33,335)	820	—	—	—	(32,515)	—	(32,515)
Share-based payment	134	(134)	—	—	—	—	—	—
Profit for the period	—	—	—	17,911	—	17,911	12,775	30,686
Profit reserve reversal	—	(22,038)	—	22,038	—	—	—	—
Proposed allocations:
Dividends and interest on equity	—	—	—	(39,949)	—	(39,949)	—	(39,949)
Repurchase of shares	—	—	—	—	(153,109)	(153,109)		(153,109)
Sale of treasury shares	—	—	—	—	35,588	35,588		35,588
Gain on sale of Treasury shares	—	81,909	—	—		81,909	—	81,909
Sale of NCI without a change in control	—	—	—	—	—	—	31,629	31,629
Net change in fair value – financial assets at FVOCI	—	—	26,687	—	—	26,687	—	26,687

Balances on December 31, 2020 - Banco Inter	3,216,455	150,709	25,991	—	(117,521)	3,275,634	48,581	3,324,215

Balances on January 1, 2021 – Banco Inter	3,216,455	150,709	25,991	—	(117,521)	3,275,634	48,581	3,324,215
Profit for the period	—	—	—	(48,939)	—	(48,939)	8,502	(40,437)
Constitution/Reversion of reserves	—	(94,085)	—	48,939	—	(45,146)	—	(45,146)
Dividends and interest on equity	—	(3,122)	—	—	—	(3,122)	(7,251)	(10,373)
Sale of treasury shares	—	(74,119)	—	—	81,159	7,040	—	7,040
Resources from non-controlling interest	—	—	—	—	—	—	33,998	33,998
Net change in fair value – financial assets at FVOCI	—	—	(141,312)	—	—	(141,312)	—	(141,312)
Balances on May 06, 2021 – Banco Inter	3,216,455	(20,617)	(115,321)	—	(36,362)	3,044,155	83,830	3,127,985

Corporate restructuringn on May 7, 2021	(3,216,442)	1,205,850	74,555	—	36,362	(1,899,675)	1,899,675	—

Balances on May 07, 2021 – Inter Platform Inc.	13	1,185,233	(40,766)	—	—	1,144,480	1,983,505	3,127,985
Loss for the year	—	—	—	(23,724)	—	(23,724)	9,095	(14,629)
Allocation from investee:
Other comprehensive income	—	—	(31,518)	—	—	(31,518)	(74,555)	(106,073)
Treasury shares	—	—	—	—	—	—	(36,362)	(36,362)
Contibutions and distributions
Dividends and interest on equity	—	—	—	—	—	—	(9,307)	(9,307)
Constitution/Reversion of reserves	—	(23,724)	—	23,724	—	—	—	—
Resources from non-controlling interest, including capital increase	—	1,566,887	—	—	—	1,566,887	3,921,283	5,488,170
Balances on December 31, 2021 – Inter Platform Inc.	13	2,728,396	(72,284)	—	—	2,656,125	5,793,659	8,449,784

The notes are an integral part of these consolidated financial statements.

Inter Platform Inc.

Consolidated statements of cash flows for the years ended December 2021, 2020 and 2019

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	2021	2020	2019
Operating activities
Profit for the year	(55,068)	30,686	30,371
Adjustments to profit
- Depreciation and amortization	58,336	43,659	17,460
- Result of equity interests in affiliates	8,764	—	—
- Impairment losses on financial assets	(595,581)	213,688	138,570
- Expenses with provisions	19,002	15,280	8,413
- Deferred income tax and social contribution	228,434	(50,875)	(35,545)
- Current income tax and social contribution	(52,441)	13,166	5,859
- Provisions for loss of assets	(43,618)	(4,401)	4,295
- Result of foreign exchange variation	30	(1,006)	(397)
- Share-based payment expenses	—	—	103

(Increase)/ decrease in:
Compulsory deposits at Banco Central do Brasil	(689,759)	(1,317,449)	(302,162)
Loans and advances to customers, net of provision for expected loss	(7,432,145)	(4,146,866)	(1,540,879)
Amounts due from financial institutions	(1,549,493)	(246,272)	(104,544)
Securities	(573,349)	260,916	(466,144)
Derivative financial assets	(59,435)	(27,513)	—
Non-current assets held-for-sale	33,754	6,104	(57,258)
Other assets	(790,072)	(356,182)	(56,434)
Increase/ (decrease) in:
Liabilities with financial institutions	3,584,551	604,421	415,068
Liabilities with customers	5,896,911	7,722,193	2,704,501
Securities issued	1,842,657	9,856	(44,356)
Derivative financial liabilities	9,787	35,817	19,945
Borrowing and onlending	(2,334)	(2,395)	(2,188)
Other tax liabilities	149,605	13,090	7,664
Provisions	10,209	(13,698)	(9,335)
Other liabilities	141,929	192,852	64,238
	140,673	2,995,072	797,244
Income Tax paid	(49,029)	(14,187)	(5,634)

Net cash from operating activities	91,644	2,980,885	791,610

Cash flow from investing activities
Acquisition of subsidiaries, net of cash acquired	(93,782)	(24,905)	—
Acquisition of property and equipment	(32,249)	(17,250)	(11,391)
Proceeds from sale of property and equipment	602	7,223	—
Acquisition of intangible assets	(255,731)	(135,619)	(62,043)
Acquisition of financial assets at amortized cost	(920,123)	(135,389)	(261,171)
Proceeds from sale of financial assets at amortized cost	393,417	81,213	—
Acquisition of financial assets at FVOCI	(27,780,867)	(4,899,868)	(281,967)
Proceeds from sale of financial assets at FVOCI	21,512,954	75,618	171,028
Net cash used in investing activities	(7,175,779)	(5,048,977)	(445,544)

Cash flow from financing activities
Capital increase	—	1,148,836	1,220,101
Option purchase – share-based payments	—	—	299
Repurchase of treasury shares	—	(153,109)	—
Sale of treasury shares	(29,322)	117,497	432
Paid dividends and interest on equity	(19,680)	(37,868)	(43,571)
Resources from non-controlling interest, including capital increase	5,478,926	31,629	45,000
Net cash from financing activities	5,429,924	1,106,985	1,222,261
Net (decrease) increase in cash and cash equivalents	(1,654,212)	(961,108)	1,568,327
Cash and cash equivalents at january 1	2,154,687	3,114,789	1,546,065
Effect of the exchange rate variation on cash and cash equivalents	(30)	1,006	397
Cash and cash equivalents at December 31, 2021	500,446	2,154,687	3,114,789

The notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian reais)

1	Activity and structure of Inter and its subsidiaries

Inter Platform Inc. is a Cayman Island exempted company with limited liability, incorporated on January 26, 2021. On May 7, 2021, Inter Platform Inc (the Company, and together with its consolidated subsidiaries, the Group) completed the first step in its corporate reorganization process (the Restructuring) involving two new non-operating companies with no material assets, liabilities or contingencies: the Company, located in the Cayman Islands and Inter Holding Financeira S.A. (HoldFin), located in Brazil. In this first step, the controlling shareholder of Banco Inter S.A. (Inter or Banco Inter), some of his family members and another founding shareholder of Banco Inter (the Controlling Shareholder and Others) became the holders of 100% of the shares the Company which, in turn, holds 100% of HoldFin (intermediate holding company) which, in turn, holds the controlling equity interest in Banco Inter previously held by the Controlling Shareholder and Others. As a result, the Company and HoldFin have become the indirect and direct controlling entities of Banco Inter, respectively, thus the ultimate shareholders of Banco Inter and their voting and non-voting interest were the same before and after the Restructuring.

The Group accounted for the Restructuring as a common control transaction, and the pre-restructuring carrying amounts of Banco Inter were included in the Inter Platform consolidated financial statements at book value (carryover basis). Thus, these consolidated financial statements reflect:

For the year-ended and as of December 31, 2019 and December 31, 2020

The historical operating results, cash flows and financial position of Banco Inter prior to the restructuring.

For the year-ended and as of December 31, 2021

1.	The contribution of Banco Inter consolidated assets and liabilities at book value on May 7, 2021;
2.	The recognition of non-controlling interest on May 7, 2021 relating to the Banco Inter shareholders that are not part of the Controlling Shareholder and Others, measured at the proportion of their economic interest in the book value of the consolidated net assets of Banco Inter at that date;
3.	The consolidated income statements, of Banco Inter from January 1, 2021 to May 6, 2021 aggregated with the consolidated income statements of the Group from May 7, 2021 to December 31, 2021;
4.	The consolidated cash flows of Banco Inter from January 1, 2021 to May 6, 2021 aggregated with the consolidated cash flows of the Group from May 7, 2021 to December 31, 2021;
5.	The consolidated balance sheets of the Group as of December 31, 2021;

The number of common shares issued by Inter Platform, is reflected retroactively to January 1, 2019, for purposes of calculating earnings per share.

Banco Inter is a publicly traded company organized under the laws of the Federal Republic of Brazil, which conducts business as a multiple bank based on a digital platform, as allowed by the Central Bank of Brazil and the applicable legislation. Inter´s objective is to operate as a digital multi-service bank for individuals and companies, and among its main activities are real estate loans, payroll credit, credit for companies, rural loans, credit card operations, checking account, investments, insurance services, as well as a marketplace of non-financial services provided by means of its subsidiaries. The operations are conducted within the context of the set of companies in the Group, working in the market in an integrated way.

2	Basis for Preparation

2.1 Compliance statement

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standars (IFRS) as issued by the International Accounting Board (IASB).

They were authorised for issue by the Company’s board of directors on April 15, 2022.

2.2 Functional currency and presentation currency

These consolidated financial statements are presented in Brazilian Reais (BRL or R$), which is the functional currency of the company and its subsidiaries. All balances were rounded to the nearest thousand, unless otherwise noted.

2.3 Use of estimates and judgments

In preparing these consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of the accounting policies of the Group and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from such estimates.

Estimates and assumptions are reviewed on an ongoing basis. Reviews to the estimates are recognized prospectively.

(i)   Judgments

The information on judgments made in the application of the accounting policies that have significant effects on the amounts recognized in the financial statements are included in the following notes:

●	Classification of financial assets (see notes 4 and 8) - evaluation of the business model in which the assets are held and evaluation if the contractual terms of the financial asset relate only to payments of principal and interest (SPPI test).
●	The measurement of the provision for expected credit losses on financial assets measured at amortized cost and fair value through other comprehensive income (FVOCI) requires the use of complex quantitative models and assumptions about future economic conditions and credit behavior. Several significant judgments are also needed to apply the accounting requirements for measuring expected credit loss, such as: determining the criteria to evaluate the significant increase in credit risk; selecting quantitative models and appropriate assumptions for measuring expected credit loss; and establishing different prospective scenarios and their weighting, among others.

(ii)  Uncertainties related to assumptions and estimates

Information on the uncertainties related to assumptions and estimates with a significant risk of resulting in a material adjustment in accounting balances of assets and liabilities are included in the following notes:

●	Deferred tax assets (see note 32d) - availability of future taxable income.
●	Fair value of financial instruments, including derivative financial instruments (see notes 4, 7 and 8b) - Determination of the fair value of financial instruments with significant non-observable inputs.
●	Expected credit loss (see notes notes 4 and 12b) - determination of inputs into the ECL measurement model, including key assumptions used in estimating recoverable cash flows and incorporation of forward-looking information.

2.4  Basis for measurement

The consolidated financial statements were prepared considering the historical cost, except for the following material items recognized in the balance sheets:

●	derivative financial instruments are measured at fair value;
●	non-derivative financial instruments at fair value through profit or loss (FVTPL) are measured at fair value; and
●	FVOCI debt securities are measured at fair value.
3	Changes to significant accounting policies

A number of new standards, amendments and interpretations were effective for the the period covered by these consolidated financial statements, none of which had a material impact. Below are presented the new and not yet effective standards:

New and not yet effective accounting standards

●	Amendments to IFRS 16 - Lease concessions related to Covid-19- Amendments to IAS 1 and IFRS 2 Practice statement - Disclosure of accounting policies
●	Amendments to IAS 8 - Definition of accounting estimates
●	New issue: IAS 32 - Financial instruments: Presentation
●	Accounting for subscription warrants initially classified as liabilities
●	Proposed amendments to IAS 21 - Lack of interchangeability
●	Amendments to IAS 12 - Deferred Tax Related to Assets and Liabilities arising from a single transaction
●	IFRS 17 Insurance Contracts - IFRS 17 will be effective for annual reporting periods beginning on or after January 1, 2023.

The new and revised pronouncements, when adopted, will not have a material impact on the consolidated financial statements.

4	Significant accounting policies

The accounting policies described below were applied in all periods presented in the consolidated financial statements.

a.	Basis for consolidation

i.     Subsidiaries

Companies that the Company controls are classified as subsidiaries. The Company controls an entity when it is exposed to, or has rights to the variable returns arising from its involvement with the entity and has the ability to use its power over such entity to affect the amount of their returns. The subsidiaries are consolidated in full as from the Company gains control of their activities until the date on which control ceases to exist. With regard to the significant restrictions on the Group’s ability to access or use the assets and settle the Goup’s liabilities, only the regulatory restrictions, linked to the compulsory reserves maintained in compliance with the requirement of the Central Bank of Brazil, which restrict the ability of subsidiaries Banco Inter to transfer cash to other entities within the economic group. There are no other legal or contractual restrictions and no guarantees or other requirements that may restrict that dividends and other capital distributions are paid or that loans and advances are made or paid to (or by) other entities within the economic group.

Additionally, Resolution 4,693 of the National Monetary Council stipulates limits on credit operations between related parties, the amounts of which cannot represent more than 10% of the institutions adjusted equity, less the value of the interests held by such institution in other institutions authorized to work for the Central Bank and in financial institutions abroad, as well as the individual maximum limits of (i) 1% for hiring natural personnel; and (ii) 5% for contracting with legal entities.

The following table shows the subsidiaries in each year:

		At Inter Platform Level(*)	At Banco Inter Level(*)	At Banco Inter Level(*)
	Share in the capital (%)
Entity	Branch of Activity	12/31/2021	12/31/2020	12/31/2019
Direct subsidiary
Inter Holding Financeira S.A.	Holding Company	100.0%	0.0%	0.0%
Indirect subsidiaries
Banco Inter S.A.	Bank	31.4%	0.0%	0.0%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	TVM Distributor	30.9%	98.3%	98.3%
Inter Digital Corretora e Consultoria de Seguros Ltda.	Insurance broker	18.8%	60.0%	60.0%
Inter Marketplace Ltda.	Marketplace	31.4%	99.9%	99.9%
Inter Asset Holding S.A.	Asset management	22.0%	70.0%	0.0%
Inter Titulos Fundo de Investimento	Investment Fund	30.7%	96.5%	98.1%
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	Investment Fund	28.3%	81.2%	0.0%
TBI Fundo De Investimento Renda Fixa Credito Privado	Investment Fund	31.4%	100.0%	0.0%
TBI Fundo De Investimento Crédito Privado Investimento Exterior	Investment Fund	31.4%	0.0%	0.0%
IM Designs Desenvolvimento de Software Ltda.	Provision services	15.7%	0.0%	0.0%
Acerto Cobrança e Informações Cadastrais S.A.	Provision services	18.9%	0.0%	0.0%
Inter Asset Gestão de Recursos Ltda	Asset management	22.0%	0.0%	0.0%
Inter Café Ltda.	Provision services	31.4%	0.0%	0.0%
Inter Boutiques Ltda.	Provision services	31.4%	0.0%	0.0%
Inter Food Ltda.	Provision services	22%	70%	0.0%
(*)

Variations on the percentages presented above are related to the reorganization stated in Note 1. Interest in share capital presented as of December 31, 2020 and 2019 consider Banco Inter level as the parent company, while Interest in share capital presented as of December 31, 2021 considers InterPlatform as the parent company .

ii.    Non-controlling interest

The Group recognizes the portion related to non-controlling interests in shareholders’ equity in the consolidated balance sheet. In transactions involving purchase of interests with non-controlling shareholders, the difference between the amount paid and the interest acquired is recorded in shareholders’ equity. Gains or losses on sales to non-controlling shareholders are also recorded in shareholders’ equity. The share in the capital of subsidiaries as of December 31, 2020 and 2019 refers to the percentage held by Banco Inter, the participation percentages as of December 31, 2021 were impacted by the corporate reorganization and show the indirect share in the capital held by Inter Platform. Banco Inter holds more than 50% of the voting capital of all the indirect subsidiaries.

The following table shows the amounts segregated of each subsidiary:

	Assets			Liabilities			Equity			Ohter comprehensive income			Revenue			Profit/ loss year			Dividends paids
	12/31/2021	12/31/2020	12/31/2019	12/31/2021	12/31/2020	12/31/2019	12/31/2021	12/31/2020	12/31/2019	12/31/2021	12/31/2020	12/31/2019	2021	2020	2019	2021	2020	2019	12/31/2021	12/31/2020	12/31/2019
Direct subsidiary
Inter Holding Financeira S.A.	2,670,530	—	—	14,405	—	—	2,656,124	—	—		—	—	19,626	—	—	(6,069)	—	—	—	—	—
Indirect subsidiaries
Banco Inter S.A.	36,433,640	19,766,642	10,062,373	27,945,001	16,463,954	7,861,356	8,488,640	3,302,688	2,201,017	(212,195)	37,056	1,562	3,208,747	1,471,926	1,102,869	34,625	(7,197)	78,881	(41,491)	(39,949)	(51,252)
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	368,212	75,900	43,317	317,647	46,595	11,725	50,565	29,303	31,592	—	—	—	87,936	36,894	21,904	21,222	(2,254)	7,196	—	—	—
Inter Digital Corretora e Consultoria de Seguros Ltda.	124,671	81,289	11,095	69,890	45,773	4,814	54,781	35,516	6,281	—	—	—	88,846	43,215	20,940	64,761	29,235	11,527	(35,647)	—	—
Inter Marketplace Ltda.	231,051	69,383	4,885	90,756	47,957	14	140,295	21,426	4,871	—	—	—	235,551	63,998	15	118,550	16,555	(130)	—	—	—
Inter Asset Holding S.A.	7,148	5,829	4,980	3,098	2,418	118	4,050	3,411	4,862	—	—	—	8,835	5,457	10,331	6,833	3,763	(139)	—	—	—
Inter Titulos Fundo de Investimento	50,195	49,870	56,198	304	156	792	49,891	49,714	55,406	—	—	—	21,786	24,164	11,250	2,557	(5,136)	5,405	—	—	—
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	389,497	170,653	—	1,339	1,169	—	388,158	169,484	—	—	—	—	42,561	7,722	—	32,688	5,999	—	—	—	—
TBI Fundo De Investimento Renda Fixa Credito Privado	443,843	204,835	—	154	3,239	—	443,689	201,596	—	—	—	—	125,238	7,360	—	21,508	696	—	—	—	—
TBI Fundo De Investimento Crédito Privado Investimento Exterior	14,725	—	—	63	—	—	14,662	—	—	—	—	—	325	—	—	(337)	—	—	—	—	—
IM Designs Desenvolvimento de Software Ltda.	6,145	—	—	573	—	—	5,572	—	—	—	—	—	3,777	—	—	(125)	—	—	—	—	—
Acerto Cobrança e Informações Cadastrais S.A.	18,862	—	—	1,815	—	—	17,047	—	—	—	—	—	10,220	—	—	(4,025)	—	—	—	—	—
Inter Asset Gestão de Recursos Ltda	7,128	—	—	3,097	—	—	4,031	—	—	—	—	—	14,131	12,748	—	8,182	—	—	—	—	—
Inter Café Ltda.	553	—	—	1,187	—	—	(634)	—	—	—	—	—	2,080	—	—	(702)	—	—	—	—	—
Inter Boutiques Ltda.	2,198	—	—	1,822	—	—	377	—	—	—	—	—	2,202	—	—	599	—	—	—	—	—
Inter Food Ltda.	2,729	—	—	333	—	—	2,396	—	—	—	—	—	2,266	—	—	398	—	—	—	—	—

iii.  Balances and transactions eliminated on consolidation

Intra-group balances and transactions, including any unrealized gains or losses arising from intra-group transactions, are eliminated in the consolidation process. Unrealized losses are eliminated only to the extent that there is no evidence of impairment.

b.	Business combination

Business combinations are recorded using the acquisition method when the set of acquired activities and assets meets the definition of a business and control is transferred to Inter. In determining whether a set of activities and assets is a business, Inter assesses whether the acquired set of assets and activities includes at least one input and one substantive process that together contribute significantly to the ability to generate outputs.

Inter has the option to apply a “concentration test” that allows for a simplified assessment of whether a set of acquired activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The consideration transferred is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill arising on the transaction is tested annually for impairment. Gains on an advantageous purchase are recognized immediately in the income statement. Transaction costs are recorded in the income statement as incurred, except for costs related to the issue of debt or equity instruments.

The consideration transferred does not include amounts relating to the payment of pre-existing relationships. These amounts are generally recognized in the income statement.

Any contingent consideration payable is measured at its acquisition-date fair value. If the contingent consideration is classified as an equity instrument, then it is not remeasured and settlement is recorded within equity. The remaining contingent consideration is remeasured at fair value at each reporting date and subsequent changes in fair value are recorded in the income statement.

i. Acquisition of subsidiaries

Inter Café Ltda.

On December 20, 2021, the subsidiary Inter Marketplace Ltda. acquired “Inter Café”, a service provider focused on the sale of food and non-alcoholic beverages.

The consideration transferred related to the acquisition of Inter Café is R$10 and will be paid in a single payment in the first quarter of 2022.

In the year ended December 31, 2021, Inter Café contributed with a revenue of R$2,080 and a loss of R$702 to the Group´s result.

Inter Boutiques Ltda.

On December 20, 2021, the subsidiary Inter Marketplace Ltda. acquired “Inter Boutiques”, which is specialized in the sale of clothing and personalized objects, with an exclusive focus on sales through the app.

This new investment will have online and offline experiences throughout Brazil. Adding following the provision of services for the sale of goods on the digital platform offered by Marketplace.

The consideration transferred related to the acquisition of Inter Boutiques is R$10 and will be paid in a single payment in the first quarter of 2022.

In the year ended December 31, 2021, Inter Boutiques contributed with a revenue of R$2,202 and a profit of R$599 to the Group´s result.

Inter Food Ltda.

On May 13, 2021, Banco Inter acquired the shareholding control of “Inter Food”, mainly engaged in the provision of the program of benefits through an application to consumers and restaurants under the Inter Food brand, through the acquisition of 70% of its voting shares.

The operations of Inter Food are held within the subsidiary of Inter Marketplace Ltda.

In the year ended December 31, 2021, Inter Food contributed with a revenue of R$1,322 and a profit of R$163 to the Group´s result.

(i)   Consideration transferred

The consideration tranferred was R$8,350, of which R$7,350 was paid to the minority shareholders and R$1,000 was paid as capital contribution.

(ii)  Identifiable assets acquired, liabilities assumed and goodwill

Banco Inter has not yet finalized the analysis on the purchase price allocation (“PPA”) mainly due to the fact that the Banco Inter is concluding the identification of intangible assets acquired. As of December 31, 2021 the provisional goodwill amounted to R$6,950, mainly comprised by the expected future benefits of assets that were not individually identifiable or for which recognition was not permitted.

IM Designs Desenvolvimento de Software Ltda.

On July 1st, 2021, Inter acquired “IM Designs”, a company specialized in developing 3D tools for the creation of visualization projects for indoor and outdoor environments, through virtual reality, augmented reality and mixed reality.

In the year ended December 31, 2021, IM Designs contributed with a revenue of R$ 2,200 and a loss of R$63 to the Group´s result.

(i) Consideration transferred

The consideration tranferred for the acquisition of IM Design was R$15,000 of which R$10,000 has already been paid at closing date and another R$5,000 will be paid in the first semester of 2022.

(ii) Identifiable assets acquired, liabilities assumed and goodwill

Banco Inter has not yet finalized the analysis on the PPA mainly due to the fact that the Banco Inter is concluding the identification of certain liabilities assumed and intangible assets acquired. As of December 31, 2021 the provisional goodwill amounted to R$11,743, mainly comprised by the expected future benefits of assets that were not individually identifiable or for which recognition was not permitted.

Acerto Cobrança e Informações Cadastrais S.A.

On February 12, 2021, Inter acquired 60% of voting interest of Acerto Cobrança e Informações Cadastrais S.A. (“Meu Acerto”), obtaining control of Meu Acerto, focused on the renegotiation of debts, collection, revival, customer retention and upsell.

In the year ended December 31, 2021, Meu Acerto contributed a revenue of R$9,343 and a loss of R$3,750 to the Group´s result.

(i)   Consideration transferred

The consideration tranferred for the acquisition of Meu Acerto was R$45,000 of which R$25,000 is payable to the minority shareholders (R$7,250 upfront and R$17,750 to be paid in two installments; in 2022 and 2023) and and R$20,000 payable as capital contribution carried out at closing date.

(ii)  Identifiable acquired assets, assumed liabilities and goodwill

Banco Inter has prepared the study on the PPA in identifiable acquired assets, assumed liabilities and goodwill.

The table below lists the fair value of the amounts for acquired assets and liabilities assumed on the date of acquisition.

Financial instruments	20,212
Other financial assets	2,257
Property and equipment	499
Intangible	13,208
Loan and onlending liabilities	(1,455)
Other liabilities	(1,977)
Total identifiable net assets acquired	32,755

The goodwill resulting from the acquisition was accrued as shown below:

Consideration transferred	45,000
Interest of non-controlling shareholders, based on the pro-rata interest on the assets acquired and liabilities assumed	13,053
Net assets	(32,755)
Goodwill	25,298

(iii) Acquisition costs

Out of the costs related to the acquisition, Inter incurred expenses of R$25 of lawyer’s fees and due diligence costs, both recorded as “Administrative expenses” in the income statement.

If the acquisitions had been concluded on January 1, 2021, the Company estimates our consolidated (including Inter Café Ltda., Inter Boutiques Ltda., Inter Food Ltda., IM Designs Desenvolvimento de Software Ltda. and Acerto Cobrança e Informações Cadastrais S.A. ) total revenues would have been R$20,545 and net loss of R$3,855 for the year ended December 31, 2021.

Inter Asset Holding S.A. (formerly Matriz Participações S.A.)

On January 3, 2020, Inter agreed to acquire 70% (seventy percent) of the capital stock of the company Inter Asset Holding S.A which, in turn, holds ninety-eight percent (98%) of Inter Asset Gestão de Recursos Ltda.(formerly DLM Invista Gestão de Recursos Ltda.) (“Inter Asset”). With this acquisition Inter explored and developed as existing synergies on the Inter Open Platform (PAI), which has more than 425 thousand clients, and expects to increase the services and products offered to its clients. The acquisition was authorized by the Brazilian Central Bank on January 3, 2020.

In the year ended December 31, 2020, Inter Asset contributed a revenue of R$278 and a loss of R$139 to the Group´s result.

Consideration transferred

The acquisition price was R$49,000, of which (i) R$24,500 is fixed and was paid on the closing date and (ii) R$24,500 variable, under the terms of the purchase and sale agreement, which are subject to adjustment according to the financial performance of Inter Asset Holding S.A., measured by its EBITDA, and payable in four annual payments, the first was paid in 2021, the remainder will be paid in annual installments in 2022, 2023 and 2024.

Identifiable assets acquired, liabilities assumed and goodwill

The following table summarizes the fair value of assets acquired and liabilities assumed at the date of acquisition

Cash and cash equivalents	2,021
Trade receivables	1,628
Other assets	1,040
Property and equipment	508
Liabilities	(2,008)
Customer Relationships	13,344
Total identifiable net assets acquired	16,533

Goodwill arising from the acquisition has been recognised as follows:

Consideration transferred	49,000
Non-controlling interest (NCI), based on their proportionate interest in the recognised amounts of the assets and liabilities of Inter Asset Holding	4,960
Identifiable Net assets	(16,533)
Goodwill	37,427

c.	Transactions in foreign currency

Transactions in foreign currency are translated into the respective functional currencies of the Group’s entities by the spot exchange rates on the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies at reporting dates are translated into the functional currency at the spot exchange rate at that date. Non-monetary assets and liabilities measured at fair value in foreign currency are translated into the functional currency at the spot exchange rate at the date on which the fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction. Foreign currency differences arising on translation are generally recognized in profit or loss.

d.	Cash and cash equivalents

The balance of cash and cash equivalents consists of cash held and bank deposits on demand (in Brazil and abroad) and other short-term highly liquid investments with original maturity dates not exceeding three (3) months that are subject to insignificant risk of changes in their fair value. These instruments are used by the Group to manage its short-term commitments.

e.	Financial assets and liabilities

Financial assets and liabilities are initially booked at fair value, and subsequently, measured at amortized cost or fair value.

i.	Classification and Measurement of Financial Assets

Financial Instruments are classified as financial assets into the following measurement categories:

●	Amortized cost;
●	Fair value through other comprehensive income (FVOCI); or
●	Fair value through profit or loss (FVTPL).

The classification and subsequent measurement of financial assets depend on:

●	The business model in which they are managed;
●	The characteristics of their cash flows (Solely Payment of Principal and Interest Test - SPPI Test).

Business model: represents the way in which the financial assets are managed to generate cash flows and does not depend on management’s intentions regarding an individual instrument.

Financial assets may be managed for the purpose of:

i)	collecting contractual cash flows;
ii)	collecting contractual cash flows and selling assets; or
iii)	others.

To evaluate business models, the Group considers the risks affecting the performance of the business model; and how the performance of the business model is assessed and reported to management.

When the financial asset is held in business models “i” and “ii” above, the SPPI Test needs to be applied.

SPPI Test: assessment of cash flows generated by the financial instrument in order to verify whether they refer only to payments of principal and interest, which includes only consideration for the time value of money, credit risk and other basic lending risks.

If the contractual terms introduce exposure to risks or volatility in cash flows, such as exposure to changes in the prices of equity instruments, the financial asset is classified as at fair value through profit or loss. Hybrid contracts shall be assessed as a single unit, including all embedded features.

Classification

Based on these factors, Inter applies the following criteria for each classification category:

●	Amortized Cost
●	Assets managed to obtain cash flows consisting only of payments of principal and interest (SPPI Test);
●	Initially recognized at fair value plus transaction costs;
●	Subsequently measured at amortized cost, using the effective interest rate;
●	Interest, including the amortization of premiums and discounts, is recognized in the Income Statement under the line item Interest income calculated using the effective interest method.

●	Financial assets at Fair Value through Other Comprehensive Income
●	Assets managed both to obtain cash flows consisting only of payments of principal and interest (SPPI Test) and from sale;
●	Initially recognized at fair value plus transaction costs and subsequently measured at fair value;
●	Interest income is recognized in the Income Statement using the effective interest rate under the line item Interest income calculated using the effective interest method;
●	Expected credit losses are recognized in the Income Statement;
●	Unrealized gains and losses (except expected credit losses, currency rate differences, dividends and interest income) are recognized, net of applicable taxes, as other comprehensive income under the line item Financial assets at FVOCI - Net change in fair value.
●	Financial assets at Fair Value Through Profit or Loss
●	Assets that do not meet the classification criteria of the previous categories; or assets designated at initial recognition as at fair value through profit or loss to reduce “accounting mismatches”;
●	Initially recognized and subsequently measured at fair value;
●	Transaction costs are recorded directly in the Income Statement;
●	Gains and losses arising from changes in fair value are recognized in the Income Statement in the line item Net gains / (losses) from derivatives or Income from securities.

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date.

Financial assets are derecognized when the rights to receive cash flows expire or when the Group transfers substantially all the risks and rewards. When the Group neither transfers nor retains substantially all the risks and rewards, the Group assesses if it has maintained control. If the Group has not retained control, then it derecognizes the asset. If the Group has retained control then it continues to recognize the asset to the extent of its continuing involvement.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet only when there is a legal right to offset the amounts recognized and there is the intention to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Equity Instruments

An equity instrument is any contract proving a residual interest in the assets of an entity, after deducting all its liabilities, such as Shares and Quotas.

The Group measures all its equity instruments held at fair value through profit or loss. Gains and losses on equity instruments measured at fair value through profit or loss are recorded in the Income Statement.

Effective Interest Rate

The effective interest rate is established on initial recognition of financial assets and liabilities and is the rate that discounts estimated future receipts or payments over the expected life of the financial asset or liability to the value at initial recognition.

For the calculation of the effective interest rate, the Group estimates the cash flows considering all the contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all commissions paid or received between the parties to the agreement, transaction costs and all other premiums or discounts.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of the financial asset.

Fair value

Fair value is the price that would be received for the sale of an asset or that would be paid by the transfer of a liability in an orderly transaction between market participants at the measurement date.

Details on the fair value of financial instruments as well as on the fair value hierarchy are presented in Note 8.

Expected Credit Loss

The Group assesses, on a prospective basis, the expected credit loss associated with financial assets measured at amortized cost or at fair value through other comprehensive income. The recognition of the provision for expected credit loss is made on each reporting date and an expense is recognized in the income statement.

In the case of financial assets measured at fair value through other comprehensive income, the Group recognizes the expense for provision for credit losses in the income statement and adjusts the fair value gains or losses recognized in other comprehensive income.

Measurement of Expected Credit Loss

Financial assets: the loss is measured at the present value of the difference between the contractual cash flows and the cash flows that the Group expects to receive discounted at the effective rate charged;

Loan commitments: the loss is measured at the present value of the difference between the contractual cash flows that would be payable if the commitment was honoured and the cash flows that the Group expects to receive;

Financial guarantees: the loss is measured by the difference between the expected payments to the counterparty and the amounts that the Group expects to recover.

At every reporting period, the Group evaluates the expected loss of its credit portfolio.

The expected loss is calculated using the following inputs: probability of default (PD), loss given default (LGD) and exposure at default (EAD).

For the calculation of expected credit loss, the credit portfolio is divided into products with similar characteristics, for example, transactions with real estate guarantee form a group for the purposes of statistical modeling. Other product divisions include: credit cards; payroll loans; business loans, etc. For the estimation of LGD, a workout period - asset recovery - of up to 60 months is considered, given the nature of the operations, such as, for example, real estate credit, in which the collection and sale of an asset can extend over longer periods. However, to calculate the recovered value, the loss of value over time is considered, in order to measure the economic impacts on that asset.

As part of the estimation of the expected credit loss, each contract is classified in one of three risk stages. The first includes operations with no significant increase in credit risk since recognition, with the expected loss calculated over the following twelve months. The second group includes contracts with a significant increase in credit risk, namely: contracts overdue for more than 30 days and contracts which have been renegotiated or which are in the cure period. For this group, the expected loss is calculated over the remainder of the contractual term. The third group includes contracts that are more than 90 days overdue and / or evidence credit impairment - that is, are in default.

Finally, in order to incorporate the macroeconomic perspectives that might affect the financial conditions of the portfolio, a correction factor based on a macroeconomic model is used; it considers the main market indicators: Interbank deposit certificate (CDI), broad national consumer price index (IPCA), gross domestic product (PIB) and minimum wage.

The probability of default of each product group is calibrated using a multiplier, which contemplates the forecasts for the variables mentioned above, with variations that represent a base scenario and a market stress scenario. The forecasts of the macroeconomic variables used are obtained by means of a study by the Research departament of Inter, in addition to the evaluation of external forecasts.

To determine the provision for expected losses, the PD calibrated by the macroeconomic model is multiplied by the LGD and EAD of each operation, which results in the final expected credit loss of each asset.

The areas of credit risk and data intelligence are responsible for defining the methodologies and modeling used to measure the expected loss in credit operations and to assess the evolution of the provision amounts, in a recurrent basis.

Such areas monitor the trends noticed in the provision for expected credit loss by segment, in addition to establishing an initial understanding of the variables that may trigger changes in provision, PD or LGD.

Modification in Contractual Cash Flows

When the contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, the Group does not derecognize the asset. However, the gross book value of this financial asset is recalculated as the present value of the renegotiated or modified contractual cash flows discounted at the original effective interest rate. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. Differences between the carrying value prior to and following the renegotiation are recognized immediately in the Income Statement.

If, on the other hand, the renegotiation or modification substantially changes the terms and conditions of the financial asset, the Group derecognizes the original asset and recognizes a new one. Accordingly, the renegotiation date is considered to be the date of initial recognition of the new asset for purposes of calculating expected credit loss, including to determine significant increases in credit risk.The Group also assesses whether the new financial asset may be considered as originated or purchased with credit recovery problems, particularly when the renegotiation was caused by financial difficulties of the debtor. Differences between the carrying value of the original asset and the fair value of the new asset are recognized immediately in the Income Statement.

Write-off of Financial Assets

When there is no reasonable expectation of the recovery of a financial asset, considering historical curves, its total or partial write-off is made simultaneously with the reversal of the related provision for expected credit loss, with no net effect in the Income Statement. Subsequent recoveries of amounts previously written-off are recorded as gains in the Income Statement.

ii.   Classification and Measurement of Financial Liabilities

Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for:

Financial Liabilities at Fair Value through Profit or Loss: classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. The Group designates financial liabilities, irrevocably, at fair value through profit or loss on initial recognition (fair value option), when the option reduces or significantly eliminates measurement or recognition inconsistencies.

Derecognition and Modification of Financial Liabilities

The Group derecognizes a financial liability from the balance sheet when it is extinguished, i.e., when the obligation specified in the agreement is discharged, canceled or expired.An exchange of debt instrument or substantial modification of the terms of a financial liability results in the derecognition of the original financial liability and the recognition of a new one.

iii.   Derivatives

All derivatives are recorded as financial assets when the fair value is positive, and as financial liabilities when the fair value is negative.

The Group has opted to continue to apply the accounting hedge requirements set forth in IAS 39 as at December 31, 2021, however, it may adopt the IFRS 9 requirements in future periods. Pursuant to this rule, derivatives may be designated and qualified as hedge instruments for accounting purposes and, depending on the nature of the hedged item, the method for recognizing fair value gains or losses will be different. All the following conditions shall be met to qualify as an accounting hedge:

●	At the beginning of hedge, there is a formal designation and documentation of the hedge relation and the objective and strategy of the entity’s risk management;
●	It is expected that hedge will be highly effective in achieving offsetting changes in the fair value or in the cash flows attributable to the hedged risk, consistent with the risk management strategy originally documented for this hedge relationship;
●	For a cash flow hedge, an expected transaction that is subject to the hedge shall be highly likely and generate changes in cash flows that could ultimately affect profit or loss;
●	The hedge effectiveness can be reliably measured, i.e., the fair value or the cash flows of the hedged item attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured; and
●	The hedge effectiveness is measured on an ongoing basis and determined to be highly effective during all periods for which it was designated.

There are three possible types of hedges under the standards: fair value hedge, cash flow hedge and hedge of net investment in a foreign subsidiary. The Group uses only fair value hedge with derivatives as the hedging instruments.

For derivatives designated and qualified as part of a fair value hedge, the following practices are applied:

a)	The gain or loss resulting from the re-measurement of the hedging instrument at fair value is recognized in profit or loss; and
b)	The gain or loss resulting from the fair value measurement of the hedged item attributable to the designated risk is recognized in profit or loss.When the derivative expires or has been sold and the hedge or the accounting hedge criteria cease to be met, or the Group revokes the designation, the Group discontinues prospectively the hedge accounting. Any adjustment to the carrying amount of the hedged item is amortized in profit or loss.

In compliance with its risk management policies, as described in note 7, the Group uses derivative financial instruments, mainly swap registered with B3 (Brazil, Bolsa, Balcão), in market risk hedges of certain loans and advances to customers. The derivative financial instruments are presented in note 10.

iv.  Loan Commitments and Financial Guarantees

Loan commitments and financial guarantees are initially recognized at fair value. Subsequently this fair value is amortized over the life of the contract. If the Group concludes that the expected credit loss in respect of the contract is higher than the initial fair value less accumulated amortization, the contract is measured at the expected credit loss amount.

f.	Non-current assets held-for-sale

Non-current assets held for sale include properties repossessed in debt. These are classified as held for sale if their book value is expected to be recovered mainly through sale instead of use. This condition is met only when the sale is highly probable and the non-current asset is available for immediate sale in its current condition. Management must be committed to the sale, which, on recognition, is expected to be considered completed within one year of the classification date. The reclassification of assets to this balance sheet line item, when this condition is met, is carried out at the lower of its carrying amount and the fair value less costs to sell of the asset. The fair value less costs to sell of the properties is determined using the sales history of the previous year’s inventory segregated according to the occupancy status (occupied or unoccupied) of the property. Subsequently, impairment is recognized if the fair value less costs to sell is lower than the book value.

g.	Property and equipment

(i)   Recognition and measurement

Property and equipment items are measured at historical cost, excluding maintenance expenses, less accumulated depreciation and any accumulated impairment losses.

The cost includes expenses directly attributable to the acquisition of the asset. The cost of assets generated internally includes the cost of materials and direct labor as well as any other directly attributable costs required to make it ready for its intended use. Purchased software that is integral to the functionality of the related equipment is recorded as part of that equipment. The useful lives and residual values of the assets are reevaluated and adjusted, if necessary, on each balance sheet date or when applicable.

Gains and losses on the sale of property and equipment (calculated as the difference between the proceeds from the sale and the carrying value of property and equipment) are recorded in the Income Statement.

(ii)  Subsequent expenditure

The cost of repairing or maintaining an item of property and equipment is recognized as part of the cost of the asset, when it is likely that the future economic benefits of the item will flow to the Group over more than one year and its cost can be measured reliably. Other costs of repairs and maintenance are recognized in profit or loss as they are incurred.

(iii) Depreciation

Depreciation of property and equipment is recognized using the straight-line method over their estimated useful lives to reduce their carrying amount to their estimated residual values. Land is not depreciated.

The estimated useful lives of items of property and equipment are as follows:

Description	Estimated useful lives
Buildings, furniture and equipment	10 years
Data Processing system	5 years

The depreciation methods, the useful lives and the residual values are reviewed at each reporting date and adjusted if appropriate.

h.	Intangible assets

(i)   Goodwill

Goodwill results from the acquisition of subsidiaries and represents the excess of the sum of: (i) transferred consideration; (ii) the value of the non-controlling interest in the acquired company; and (iii), in a business combination achieved in stages, the fair value of the Group’s previously held equity interest in the company, over the fair value of the identifiable net assets acquired. Goodwill is not amortized.

(ii)  Customer relationships

Customer relationships with clients are recognized at fair value on the acquisition date. Subsequently they are measured at cost less accumulated amortization. The amortization is calculated using the linear method over the expected life of the relationship with the client.

(iii) Purchased software and licenses

Purchased software and licenses are capitalized based on the costs incurred to acquire them and make them ready for use. These costs are amortized over their useful lives.

(iv) Development cost

The cost of intangible assets generated internally includes all directly attributable expenses, necessary for creation, production and preparation of the asset to be able to function as intended by management. Development costs, which are directly attributable to a software development project controlled by the Group, are recognized as intangible assets. Directly attributable costs include the cost for employees allocated to the development of the software and an allocation of the applicable indirect expenses. The costs also include the financing costs incurred during the period of development of the software.

The development costs recognized as assets are amortized over their estimated useful life. The costs associated with software maintenance are recognized as expenses, as incurred.

(v)  Amortization

The estimated useful lives of intangible asset items are as follows:

Customer relationships	5 years
Internally developed software	3 to 5 years

The amortization methods and the useful lives are reviewed at each reporting date and adjusted if appropriate.

(vi) License for use of software

The software licenses are capitalized based on the costs incurred to acquire the software and make them ready for use. These costs are amortized over the estimated service life of the software.

The costs of software maintenance are recognized as expenses, as incurred. The development costs, which are directly attributable to the project and the tests of identifiable and exclusive software products controlled by the Group, are recognized as intangible assets.

The directly attributable costs, which are capitalized as a part of the software, include the cost for employees allocated in the software development and an allocation of the applicable indirect expenses. The costs also include the borrowing costs incurred during the period of development of the software.

The software development costs recognized as assets are amortized during their estimated service life.

i.	Impairment of non-financial assets

On each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than deferred tax assets) to determine if there is any indication of impairment. In case there is such indication, then the recoverable value of the asset is estimated. Goodwill is tested annually for impairment.

For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (i.e., cash-generating units - CGUs).

The recoverable amount of an asset or CGU is the higher of its value in use and its fair value less selling cost. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses recognized in prior periods are assessed at each reporting date to detect indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment had been recognized.

j.	Provisions

A provision is recognized if, as a result of a past event, the Group has a present, legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Provisions are determined based on expected future cash flows discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

In establishing provisions, Management considers the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous proceedings, the complexity and the position of the courts, and the assessment of the probability of loss.

Contingent liabilities are:

●	a possible obligation arising from past events and whose existence may only be confirmed by the occurrence of one or more uncertain future events not fully within the Group’s control; or
●	a present obligation stemming from past events that is not recognized because:
●	it is not probable that an outflow of resources encompassing economic benefits shall be required in order to settle the obligation; or
●	the amount of the obligation cannot be measured with sufficient certainty.

The provisions are measured at the best estimate of the disbursement required to settle the present obligation at the balance sheet date, considering:

The risks and uncertainties involved;

Where relevant, the financial effect produced by the discounted present value of future cash flows required to settle the obligation; and

Future events that may change the amount required to settle the obligation.

Contingent assets are recognized only when there is a secured guarantee or favorable court rulings over which there are no more appeals, characterizing the gain as practically certain. Contingent assets, whose expectation of success is probable, are disclosed when material.

k.	Employee Benefits

(i)   Short-term employee benefits

Short-term employee benefits are recognized as personnel expenses to the extent the corresponding service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation may be estimated reliably.

(ii)  Share-based compensation agreements

The fair value at the grant date of share-based compensation agreements granted to employees is recognized as an expense, with a corresponding increase in shareholders’ equity, during the period in which employees unconditionally acquire the right to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which there is an expectation that service and performance conditions will be met, in such a way that the final value recognized as an expense is based on the number of awards actually meeting the conditions of service and performance on the vesting date.

l.Income taxes: Income tax and social contribution

Provisions are calculated by considering the tax base in accordance with the relevant legislation and the applicable rates:

Deferred tax assets are recognized and measured based on expectations for realization, considering technical studies and analyzes made by management.

The Group performs a study regarding the likelihood of acceptance by the ultimate taxation authority of any uncertain tax positions it adopts based on its evaluation of different factors, including interpretation of the fiscal laws and past experience. No additional provision were recognized for any of the open fiscal periods. Such evaluation is grounded on estimates and assumptions, which may involve judgments of future events. New information can be made available, which would lead the Group to change its judgment regarding the suitability of the existing provision. Any such changes will impact the income tax expenses in the year they are made.

(i)   Current taxes

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year and any adjustment to tax payable in respect of previous years. It is measured based on tax rates enacted or substantively enacted on the date of the balance sheet.

(ii)  Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for taxation purposes. The tax benefit of tax loss carryforwards is recognized only when it is probable that future taxable profits shall be generated in sufficient amounts to be allow it to be realized. Income tax and social contribution expenses are recognized in the Income Statement, unless related to the valuation of financial instruments at FVOCI when these are recognized in other comprehensive income.

m.	Interest

Interest income and expenses are calculated using the effective interest rate (see note 4d) for all financial instruments at amortized cost and FVOCI.

The fair value changes of derivative financial instruments qualified for fair value hedges of interest rates are recorded as interest income or expenses in the same line item where the changes in the fair value of the hedged items are recorded.

n.	Net result from services and commissions

The Group recognize revenue using a five step model as follows:

●	Step 1 - Identify the contract(s) with the customer
●	Step 2 - Identify the performance obligations in each contract
●	Step 3 - Determine the transaction price in accordance with the contractual terms. If a contract includes variable consideration, the Group estimates the amount of consideration that it will be entitled to in exchange for transferring the promised goods or services to the customer, applying the constraint.
●	Step 4 - Allocate the transaction price to the performance obligations in the contract based on their stand-alone selling price. The stand-alone selling price of the service is the price at which the Group would sell a service separately to a customer on a segregated basis. The best evidence of a stand-alone selling price is the observable price of a service when the Group sells that service separately under similar circumstances and to similar customers. If the service is not sold to a customer separately, the stand-alone selling price is estimated using an appropriate method. When estimating a stand-alone selling price, all information (including market conditions) that is available is considered and the use of observable data is maximized.
●	Step 5 - Recognize revenue when (or as) the entity satisfies a performance obligation (i.e. the service is effectively rendered).

The significant revenues of the Group are:

●	Interchange fees are commission income from card transactions carried out by clients with cards issued by the Group. The performance obligation is satisfied when the transaction is made. The transaction price is pre-defined percentage of the total payment made using the card.

●	Asset management activities (management of third party resources) generate management and performance fees. Management fees are recognized as the service is performed in each period. The performance fees are variable and are recognized at the end of each performance period when it is highly probable that a significant reversal will not subsequently occur.
●	Income from bank fees is primarily related to account opening fees and fees charged for interbank transfers made by Inter account holders, and are recognized when the services are provided. The transaction price is the contractual amount.
●	Commission and intermediation revenues relate to the intermediation of the sale of products and services. Revenues are recognized when the service of intermediation is performed at which point the performance obligation is satisfied. The transaction price is the contractual amount which, generally, is a percentage of the sale value.

o.	Net Equity

(i)   Capital Stock

The common and preferred shares are classified in shareholders’ equity. Additional costs directly attributable to the issuance of new shares or options are included in shareholders’ equity as a deduction of the amount raised, net of taxes.

(ii)  Earnings per share

Basic earnings per share is calculated by dividing the net earnings attributable to shareholders of the Company by the weighted average number of shares outstanding during the year, excluding the average number of shares held in treasury. The Company has no dilutive potential ordinary shares in issuance.

p.	Lease

The Group does not have significant leases as a lessor.

At the inception of a contract, the Group evaluates whether a contract is or contains a lease. A contract is or contains a lease, if the contract transfers the right to control the use of an identified asset for a given period of time in return for compensation.

(i)   As lessee

At the beginning or upon amendment of a contract containing a lease component, the Group allocates the compensation in the contract to each lease and non-lease component based on its stand-alone price. However, for property leases, the Group opted not to separate the non-lease components and book the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and lease liability on the lease start date. The right-of-use asset is measured initially at cost, which is equal to the value of the initial measurement of the lease liability, adjusted by any lease payments made prior to the start date, plus any initial direct costs incurred by the lessee and estimate of costs to be incurred by the lessee to dismantle, remove or restore the asset, minus any lease incentives received.

The right-of-use asset is subsequently depreciated by the straight line method from the start date to the end date of the lease term, unless the lease transfers the ownership of the subjacent asset to the Group at the end of the lease term, or if the lease includes a purchase options which the Group is reasonably certain to exercise. In these cases, the right-of-use asset is depreciated over the userful life of the asset. Furthermore, the right-of-use asset is periodically assessed for impairment, if any, and adjusted for certain re-measurements of the lease liability.

The lease liability is initially measured at present value of the outstanding lease payments discounted by the implicit interest rate of the lease or, if this rate cannot be determined, by the Incremental borrowing rate of the Group.

The Group determines its incremental borrowing rate from interest rates on funding received from third parties adjusted to reflect the contract terms and the type of asset leased.

The lease payments included in the lease liability measurement comprise the following:

●	fixed payments;
●	variable lease payments, which depend on an index or rate, initially measured using the index or the rate on the start date;
●	amounts expected to be paid by the Group, according to the residual value guarantees;
●	the price to exercise the purchase option, if the Group is reasonably certain to exercise such option; and
●	payments of fines for lease termination, if the lease term reflects the exercise of the option of the Group to terminate the lease.

The lease liability is measured at amortized cost, using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets as ‘Property and equipment” and lease liabilities in “Other liabilities” in the balance sheet.

(ii)  Lease of low-value assets and short term leases

The Group opted not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognizes lease payments associated with these leases as an expense on a straight-line basis over the lease term.

q.	Operating segments

Operating segments are disclosed based on the internal disclosures that are used by the chief operating decision maker to allocate resources and to assess performance. The chief operating decision maker, responsible for allocating resources, evaluating the performance of the operating segments and responsible for making strategic decisions for the Group, is the Board of Directors.

5	Operating segments

The operations of the Group are divided into six reportable segments: banking; securities; insurance brokerage; marketplace; asset management; and service segment.

The accounting policies applied in the financial information reported by operating segments are based on the accounting practices adopted in Brazil, and therefore differ from those described in the significant accounting policies in note 4. Banking and security segment are composed by financial institutions authorized to operate by Banco Central do Brasil. The significant differences that impact profit for the period of the segments relate to:

a.	Impairment losses on loans and advances to customers

For segment reporting purposes impairment losses on loans and advances to customers are obtained following the criteria for classification of loans and advances to customers, as set forth in CMN (National Monetary Council) - Resolution No. 2.682/99. The National Monetary Council is the major institution of Brazilian Financial System. The CMN is in charge of formulating monetary and credit policies, aiming to preserve Brazilian monetary stability, and to promote economic and social development.

b.	Expected credit loss on securities at FVOCI

For segment reporting purposes no expense is recognized for expected credit loss on securities at FVOCI.

c.	Deferral of financial charges

For segment reporting purposes commissions paid to correspondents for the origination of financial assets are recognized as an expense in the Income Statement at the time of origination of the transaction.

d.	Contract revenues

For segment reporting purposes performance-based amounts due following the sale of non-controlling interest are recognized only when the performance criterion are met.

Profit by operating segment

Each operating segment is composed of one or more legal entities. The measurement of profit by operating segment takes into account all revenues and expenses recognized by the companies that make up each segment.

Transactions between segments are carried out under terms and rates compatible with those practiced with third parties, where applicable.

The Group does not have any single customer accounting for more than 10% of its total net revenue.

e.	Banking segment

The banking segment comprises a wide range of banking products and services, such as checking accounts, cards, deposits, loans and advances and other services, which are available to the clients primarily by means of Inter’s mobile application (mobile app).

f.	Securities segment

This segment is primarily responsible for operations related to the acquisition, sale and custody of securities, the structuring and distribution of securities in the capital market and the provision of administration services to investment funds. Revenues consist primarily of administration fees and commissions charged to investors for the rendering of such services.

g.	Insurance brokerage segment

This segment offers insurance products underwritten by insurance companies with which Inter has an agreement (‘partner insurance companies’), including warranties, life, property and automobile insurance and pension products, as well as consortium products provided by a third party with whom Inter has a commercial agreement. The income from brokerage commissions are recognized when the performance obligation is fulfilled.

h.	Marketplace Segment

The Group provides a digital platform through which companies with which it has an agreement (‘partner companies’) offer goods and/or services to its customers. The Group acts as an agent in these transactions and recognizes commission income when the intermediation service is provided. The Group began to provide these services in 2019.

i.	Asset management segment

Primarily composed of the operations related to the management of fund portfolios and other assets (purchase, sale, risk management). Revenues are derived primarily from management commissions and fees charged to investors for the rendering of these services. The Group began to provide these services in 2019.

j.	Services segment

This segment provides services in the collection and management of personal information, development and licensing of customized computer programs, development and licensing of non-customized computer programs and technical support, maintenance and other information technology services and recognizes the revenues during the contract period to the extent that the service is rendered.

k.	Other

Comprises other activities.

Segment information:

	12/31/2021
							Total of		Adjustments
			Insurance		Asset		reportable		and
	Banking	Securities	Brokerage	Marketplace	Management	Services	segments	Other	Eliminations	Consolidated
Interest income calculated using the effective interest method	1,398,269	875	—	—	—	—	1,399,144	43,447	(7,163)	1,435,428
Interest expenses	(539,913)	(8,012)	—	—	—	(29)	(547,954)	—	4,712	(543,242)
Net interest income	858,356	(7,137)	—	—	—	(29)	851,190	43,447	(2,451)	892,186

Revenues from services and commissions	238,957	45,490	51,670	180,528	14,460	13,518	544,623	(2,054)	—	542,569
Expenses from services and commissions	(100,297)	—	—	—	—	—	(100,297)	—	—	(100,297)
Net result from services and commissions	138,660	45,490	51,670	180,528	14,460	13,518	444,326	(2,054)	—	442,272

Income from securities	766,196	12,716	5,427	371	140	75	784,925	15,308	(54,620)	745,613
Net gains / (losses) on derivatives	(56,006)	—	—	—	—	—	(56,006)	7,676	—	(48,330)
Other revenues	348,927	21,914	53	2,862	8,270	736	382,762	15	(192,694)	190,082

Revenues	2,056,133	72,983	57,150	183,761	22,870	14,300	2,407,197	64,392	(249,765)	2,221,823

Impairment losses on financial assets	(448,802)	—	—	—	—	—	(448,802)	29	(146,808)	(595,581)
Personnel expenses	(405,312)	(7,983)	(6,615)	(9,804)	(2,334)	(11,280)	(443,328)	—	—	(443,328)
Depreciation and amortization	(101,758)	(567)	(338)	(2,637)	(64)	(354)	(105,718)	—	11,467	(94,251)
Other administrative expenses	(1,200,323)	(29,921)	25,354	(26,802)	(3,783)	(8,616)	(1,244,091)	(12,615)	(54,255)	(1,310,961)
Income from equity interests in affiliates	(8,764)	—	—	—	—	—	(8,764)	—	—	(8,764)

Profit / (loss) before taxes	(108,826)	34,512	75,551	144,518	16,689	(5,950)	156,494	51,806	(439,360)	(231,062)

Current income tax and social contribution	—	(12,372)	(10,791)	(25,970)	(1,581)	(271)	(50,985)	(1,456)	—	(52,441)
Deferred income tax and social contribution	143,440	(918)	—	—	—	2,071	144,593	—	83,841	228,434
Profit for the period	34,614	21,222	64,760	118,548	15,108	(4,149)	250,102	50,350	(355,519)	(55,068)

Total assets	36,433,641	368,211	124,670	232,470	11,178	25,006	37,195,176	6,224,913	(6,793,752)	36,626,337
Total liabilities	27,945,001	317,646	69,890	90,756	3,097	2,386	28,428,776	16,266	(268,488)	28,176,554
Total shareholders' equity	8,488,640	50,565	54,780	141,714	8,081	22,620	8,766,400	6,208,647	(6,525,263)	8,449,784

	12/31/2019
							Total of		Adjustments
			Insurance		Asset		reportable		and
	Banking	Securities	Brokerage	Marketplace	management	Services	segments	Other	Eliminations	Consolidated
Revenues from interest	775,501	2	205	15	278	—	776,001	170	(656)	775,515
Interest expenses	(248,359)	—	—	—	—	—	(248,359)	(4,889)	(3,469)	(256,717)
Net interest income	527,142	2	205	15	278	—	527,642	(4,718)	(4,125)	518,798
Revenues from services and commissions	94,116	17,471	18,870	—	—	—	130,457	—	—	130,457
Expenses from services and commissions	(59,367)	—	—	—	—	—	(59,367)	—	2,740	(56,627)
Net result from services and commissions	34,749	17,471	18,870	—	—	—	71,090	—	2,740	73,830
Revenues from securities	51,856	2,039	—	—	—	—	53,895	10,690	(2,067)	62,518
Income from derivative financial instruments	4,235	—	—	—	—	—	4,235	—	—	4,235
Other revenues	113,317	—	—	—	—	—	113,317	389	(60,863)	52,843
Revenues	731,299	19,512	19,075	15	278	—	770,179	6,361	(62,930)	712,224
Result from impairment losses on financial assets	(107,065)	—	—	—	—	—	(107,065)	—	(31,505)	(138,570)
Personnel expenses	(162,192)	(2,153)	(4,441)	—	(412)	—	(169,198)	—	—	(169,198)
Depreciation and amortization	(13,841)	(144)	(67)	—	(1)	—	(14,053)	—	(3,410)	(17,463)
Other expenses	(373,846)	(6,126)	(733)	(211)	(75)	—	(380,991)	(956)	(4,362)	(386,309)
Income before taxes	74,355	11,089	13,834	(196)	(210)	—	98,872	5,405	(103,592)	684
Current income tax and social contribution	—	(3,552)	(2,307)	—	—	—	(5,859)	—	—	(5,859)
Deferred income tax and social contribution	4,525	(341)	—	66	71	—	4,321	—	31,224	35,545
Profit for the period	78,880	7,196	11,527	(130)	(139)	—	97,334	5,405	(72,368)	30,370
Total Assets	10,062,373	43,317	11,094	4,884	4,980	—	10,126,648	56,198	(105,760)	10,077,086
Total Liabilities	7,861,356	11,725	4,813	14	118	—	7,878,026	792	36,330	7,915,148
Total shareholders’ equity	2,201,017	31,592	6,281	4,870	4,862	—	2,248,622	55,406	(142,090)	2,161,938

Reconciliation of the management income by segment with the consolidated results according to IFRS

Profit for the period	12/31/2021	12/31/2020	12/31/2019
Total of reportable segments	250,103	16,751	97,334
Others	50,348	1,561	5,405
Adjustments and Eliminations	(355,519)	12,374	(72,368)
Total consolidated profit for the period	(55,068)	30,686	30,370

Assets
Total of reportable segments	37,195,176	19,980,230	10,126,648
Others	6,224,913	425,360	56,198
Adjustments and Eliminations	(6,793,752)	(483,977)	(105,760)
Total consolidated assets	36,626,337	19,921,613	10,077,086

liabilities
Total of reportable segments	28,428,776	16,583,733	7,878,026
Others	16,266	65,491	792
Adjustments and Eliminations	(268,488)	(51,826)	36,330
Total consolidated liabilities	28,176,554	16,597,398	7,915,148

Shareholders’ equity
Total of reportable segments	8,766,400	3,396,497	2,248,622
Others	6,208,647	420,794	55,406
Adjustments and Eliminations	(6,525,263)	(493,076)	(142,090)
Total consolidated shareholders´ equity	8,449,784	3,324,215	2,161,938

6	Financial risk management

The Group’s financial risk management covers credit, market, liquidity and operational risks. Management activities are carried out by specific and specialized structures, according to policies, strategies and processes described for each of these risks with the objective of identifying and measuring possible impacts and solutions and ensuring the continuity and the quality of the Group’s business.

The model adopted by the Group includes:

Segregation of function;

Specific structure for risk management;

Defined management process;

Decisions at various hierarchical levels;

Defined limits and margins; and

Reference to best management practices.

Risk management practices adopted by the Group are designed to be in line with the recommendations of Pillar III of the Basel Committee for both qualitative and quantitative aspects.

a.	Credit risk

The definition of credit risk includes, among others:

Counterparty risk: possibility of a failure, by a given counterparty, to honor obligations regarding the settlement of transactions involving the trading of financial assets, including those related to the settlement of derivative financial instruments.

Principal risk: possibility of disbursements to honor sureties, guarantees, co-obligations, credit commitments, or other such operations of a similar nature.

Risk of intermediary: possibility of losses associated with a failure to comply with agreed financial obligations by an intermediary or a party to a covenant for loans and advances to customers.

Concentration risk: possibility of credit losses arising from significant exposure to a borrower or counterparty, a risk factor, a group of borrowers or counterparties related through common characteristics.

Credit risk management aims to identify, evaluate, control, mitigate and monitor risk exposure, to contribute to safeguarding the Group’s financial solidity and solvency and ensure alignment with shareholders´ interests.

In order to ensure that the loan process is aligned with the strategic objectives, the Group establishes in its Credit Risk Policy:

●The evaluation of the ability to pay and likelihood of loss for each customer;
●The establishment of limits for transactions with individuals and legal entities;
●The definition of how credit shall be released to the customer; and
●The monitoring and tracking of portfolios subject to credit risk.

The Group has a structured process in order to maintain the diversification of its portfolio regarding the concentration of the largest debtors per geographical region, segment and sector of activity.

Mitigation of Exposure

In order to maintain the exposures within the risk levels established by senior management, the Group adopts measures to mitigate credit risk. Exposure to credit risk is mitigated through the structuring of guarantees, adapting the risk level to be incurred to the characteristics of the collateral taken at the time of granting. Risk indicators are monitored on an on-going basis and proposal for alternatives forms of mitigation are assessed, whenever the exposure behavior to credit risk of any unit, region, product or segment requires it. Additionally credit risk mitigation takes place through product repositioning and adjusting operational processes or operation approval levels.

In addition to the activities described above, goods pledged in guarantee are subject to a technical assessment / valuation at least once every twelve months. In the case of personal guarantees, an analysis of the financial and economic circumstances of the guarantor is made considering their other debts with third parties, including tax, social security and labor debt.

Credit standards guide operational units and cover, among other aspects, the classification, requirement, selection, assessment, formalization, control and reinforcement of guarantees, aiming to ensure the adequacy and sufficiency of mitigating instruments throughout the cycle of the loan.

In 2021, 2020 and 2019 there were no material changes to the nature of the credit risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although the Group continues to refine its internal risk management processes.

Measurement

The measurement of credit risk by the Group is carried out considering the following:

●	At the time that credit is granted, an assessment of a customer’s financial condition is undertaken through the application of qualitative and quantitative methods and using information collected from the market, in order to support the adequacy of the risk exposure being proposed;
●	The assessment is carried out at the counterparty level, considering information on guarantors where applicable. The exposure to the credit risk is also measured in extreme scenarios, using stress techniques and scenario analysis. The models applied to determine the rating of clients and loans are reviewed periodically in order to ensure they reflect the macroeconomic scenario and actual loss experience;
●	The aging of late payments in portfolios is monitored in order to identify trends or changes in the behavior of non-performing loans and allow the adoption of mitigating measures when required;
●	Expected credit loss reflects the risk level of loans and allows monitoring and control of the portfolio’s exposure level and the adoption of risk mitigation measures;
●	The expected credit loss is a forecast of the risk levels of the credit portfolio. Its calculation is based on the historical payment behavior and the distribution of the portfolio by product and risk level. This is a key input to the process of pricing loans and advances to customers; and
●	In addition to the monitoring and measurement of indicators under normal conditions, simulations of changes in business environment and economic scenario are also performed in order to predict the impact of such changes in levels of exposure to risks, provisions and balance of such portfolios and to support the process of reviewing the exposure limits and the credit risk policy.

The following tables present the loans and advances to customers by credit risk rating grade where AA is the highest rating and HH the lowest. The Group considers customers with a rating of AA to C to be low risk and customers with a rating of D to HH to be high risk.

	12/31/2021
Rating	Low Risk	High Risk	Total
Loans and advances to customers
AA	6,174,695	—	6,174,695
A	8,879,596	—	8,879,596
B	738,198	—	738,198
C	769,900	—	769,900
D	—	218,136	218,136
E	—	100,651	100,651
F	—	77,135	77,135
G	—	82,443	82,443
H	—	175,608	175,608

Total	16,562,388	653,973	17,216,362

	12/31/2020
Rating	Low Risk	High Risk	Total
Loans and advances to customers
AA	4,191,808	—	4,191,808
A	3,795,674	—	3,795,674
B	271,617	—	271,617
C	271,500	—	271,500
D	—	66,789	66,789
E	—	43,607	43,607
F	—	27,699	27,699
G	—	26,325	26,325
H	—	90,912	90,912
HH	—	4,127	4,127

Total	8,530,599	259,458	8,790,058

	12/31/2019
Rating	Low Risk	High Risk	Total
Loans and advances to customers
AA	636,103	—	636,103
A	3,539,400	—	3,539,400
B	266,632	—	266,632
C	115,221	—	115,221
D	—	61,321	61,321
E	—	47,283	47,283
F	—	30,257	30,257
G	—	19,104	19,104
H	—	59,568	59,568
HH	—	2,496	2,497

Total	4,557,357	220,030	4,777,387

The following tables present the loans and advances to customers by product and risk:

	12/31/2021
	Low Risk	High Risk	Total
Loans and advances to customers
Payroll Card	55,753	9,510	65,263
Credit Card	4,335,866	462,452	4,798,318
Overdraft protection agreement	2,663	10,199	12,862
Check Account	1,255	31,979	33,234
Payroll loans and personal credit*	3,315,747	152,177	3,467,924
Business loans	2,962,937	54,221	3,017,158
Real Estate loans	4,782,312	339,099	5,121,411
Rural loans	700,192	—	700,192
	16,156,725	1,059,637	17,216,362
Amounts due from financial institutions
Amounts due from financial institutions	2,051,862	—	2,051,862
	2,051,862	—	2,051,862

Derivative financial instruments
Swap	66,545	—	66,545
	66,545	—	66,545

	12/31/2020
	Low Risk	High Risk	Total

Loans and advances to customers
Payroll Card	64,570	3,162	67,732
Credit Card	1,793,872	110,770	1,904,643
Overdraft protection agreement	20,193	—	20,193
Checking Account overdraft	10,660	3,572	14,232
Payroll loans and personal credit*	1,510,962	40,437	1,551,399
Business loans	1,580,682	2,186	1,582,868
Real Estate loans	3,372,023	99,331	3,471,354
Rural loans	177,637	—	177,637

	8,530,599	259,458	8,790,058
Amounts due from financial institutions
Amounts due from financial institutions	502,369	—	502,369
	502,369	—	502,369

Derivative financial instruments
Swap	(56,758)	—	(56,758)
	(56,758)	—	(56,758)

	12/31/2019
	Low Risk	High Risk	Total

Loans and advances to customers
Payroll Card	77,910	2,499	80,409
Credit Card	710,443	73,101	783,544
Overdraft protection agreement	—	—	—
Check Account	—	—	—
Payroll loans and personal credit*	893,279	28,698	921,977
Business loans	459,808	12,496	472,304
Real Estate loans	2,415,917	103,236	2,519,153
Rural loans	—	—	—

	4,557,357	220,030	4,777,387
Amounts due from financial institutions
Amounts due from financial institutions	256,097	—	256,097
	256,097	—	256,097

Derivative financial instruments
Swap	(20,941)	—	(20,941)
	(20,941)	—	(20,941)

(i)	Maximum exposure to credit risk:

	12/31/2021	12/31/2020	12/31/2019
Exposure to credit risk
Balances of “Cash and cash equivalents”	500,446	2,154,687	3,114,789
Amounts due from financial institutions	2,051,862	502,369	256,097
Compulsory deposits at Banco Central do Brasil	2,399,488	1,709,729	392,280
Derivative financial assets	86,948	27,513	—
Loans and advances to customers	17,216,362	8,790,058	4,777,387
Other financial assets	12,757,687	5,812,622	1,155,094
Sub-total	35,012,793	18,996,978	10,095,647

Financial guarantees provided	—	127	5,318
Total exposure to credit risk	35,012,793	18,997,105	10,100,965

The Group’s policies limit transactions to the amount of R$ 15 million for legal entities and 1% of the Regulatory capital for individuals. Loans and advances to customers exceeding such amounts must be approved by the Board of Directors.

(ii)	Description of guarantees

The financial instruments subject to credit risk are subject to careful assessment of credit prior to being contracted and disbursed and risk assessment is ongoing throughout the term of the instruments. Credit assessments are based on an understanding of each customer’s operational characteristics, their borrowing capacity and consider future cash flows as well as payment history, and any guarantees given.

Loans and advances to customers, as shown in Note 11, are mainly represented by the following operations:

●	Working capital operations are guaranteed by receivables, promissory notes, sureties provided by their owners and occasionally by property or other tangible assets;
●	Payroll loans repayments are deducted directly from the borrowers’ pensions, annuities or salaries and settled directly by the entity responsible for making those payments (e.g. company or government body);
●	Personal loans and credit cards, generally, do not have guarantees; and
●	Real estate financing is collateralized by the real estate financed.

The portfolio of securities at FVOCI and amortized cost consists primarily of federal government bonds, considered to have a low credit risk.

Repossessed collateral is generally sold at public auctions, free of any charges or encumbrances with no warranty or guarantee.

Guarantees on real estate loans

The tables below presents the credit exposure of real estate loans by loan-to-value (LTV) ratio. LTV is calculated as the proportion of the gross value of the loan or the value of the outstanding loans to the value of collateral. The gross value of the loans excludes any provision for impairment and the value of the guarantee is its adjusted value – adjusted for changes in real estate price indexes:

	12/31/2021	12/31/2020	12/31/2019

Lower than 30%	582,421	467,960	337,786
31 – 50%	1,584,454	1,291,130	1,048,916
51 – 70%	2,116,015	1,314,740	828,618
71 – 90%	756,870	370,357	296,870
Higher than 90%	81,651	27,167	6,963
	5,121,411	3,471,354	2,519,153

(iii)	Concentration of the portfolio of loans and advances to customers:

The concentration of the portfolio of loans and advances by product is as follows:

	12/31/2021		12/31/2020		12/31/2019
	Balance	%	Balance	%	Balance	%
Private Sector
Payroll Card	65,263	0.38%	67,732	0.77%	80,409	1.68%
Credit Card	4,798,318	27.85%	1,904,643	21.67%	783,544	16.40%
Overdraft Protection Agreement	12,862	0.07%	20,193	0.23%	—	0.00%
Check Account overdraft	33,234	0.19%	14,232	0.16%	—	0.00%
Payroll loans and personal credit	3,467,924	20.14%	1,551,399	17.65%	921,977	19.30%
Business loans	3,017,158	17.52%	1,582,868	18.01%	472,304	9.89%
Real Estate loans	5,121,411	29.75%	3,471,354	39.49%	2,519,153	52.73%
Rural loans	700,192	4.07%	177,637	2.02%	—	0.00%
Total Portfolio	17,216,362	100%	8,790,058	100%	4,777,387	100%

	12/31/2021		12/31/2020		12/31/2019
		% on Loans		% on Loans		% on Loans
		and advances		and advances		and advances
	Balance	to customers	Balance	to customers	Balance	to customers

Largest debtor	274,262	1.59%	144,821	1.65%	58,565	1.23%
Total of the 20 largest debtors	2,034,977	11.82%	2,145,985	24.41%	333,592	6.98%
Total of the 50 largest debtors	2,627,038	15.26%	1,695,446	19.29%	174,709	3.66%
Total of the 100 largest debtors	3,138,861	18.23%	2,157,462	24.54%	193,215	4.04%

The breakdown of loans and advances to customers by maturity is as follows:

	12/31/2021
	To fall due	Overdue	Total
Installments to fall due
Overdue by fewer than 15 days and to fall due within 90 days	2,849,136	—	2,849,136
To fall due between 91 and 360 days	3,868,156	—	3,868,156
To fall due in more than 360 days	8,732,081	—	8,732,081
Total to fall due	15,449,373	—	15,449,373

Overdue installments
Overdue by 15 days or more	—	1,766,989	1,766,989
Total overdue	—	1,766,989	1,766,989

Total Portfolio	15,449,373	1,766,989	17,216,362

	12/31/2020
	To fall due	Overdue	Total
Installments to fall due
Overdue by fewer than 15 days and to fall due within 90 days	2,593,572	—	2,593,572
To fall due between 91 and 360 days	1,357,068	—	1,357,068
To fall due in more than 360 days	4,637,604	—	4,637,604
Total to fall due	8,588,244	—	8,588,244

Overdue installments
Overdue by 15 days or more	—	201,814	201,814
Total overdue	—	201,814	201,814

Total Portfolio	8,588,244	201,814	8,790,058

	12/31/2019
	To fall due	Overdue	Total
Installments to fall due
Overdue by fewer than 15 days and to fall due within 90 days	1,109,647	—	1,109,647
To fall due between 91 and 360 days	561,054	—	561,054
To fall due in more than 360 days	2,895,765	—	2,895,765
Total to fall due	4,566,466	—	4,566,466

Overdue installments
Overdue by 15 days or more	—	201,921	201,921
Total overdue	—	201,921	201,921

Total Portfolio	4,566,466	201,921	4,777,387

b.	Liquidity risk

Liquidity risk is the possibility that the Group is not able to efficiently meet its expected or unexpected obligations, including those resulting from binding guarantees, without incurring significant losses. This also includes the possibility of the Group not being able to negotiate a sale of an asset at market price due to its volume in relation to the volume normally transacted or due to any discontinuity in the market.

The liquidity risk management structure is segregated and works proactively with the aim of monitoring and preventing any breach of limits on liquidity ratios. The monitoring of liquidity risk encompasses the entire flow of receipts and payments for the Group so that risk mitigating actions may be implemented. This monitoring is carried out primarily by the Assets and Liabilities Committee and the Risk and Capital Management Committee. These committees evaluate liquidity risk information that is available in the Group’s systems, such as:

Top 10 investors;

Mismatch between assets and liabilities;

Net Funding;Liquidity limits;Maturity forecast;

Stress tests based on internally defined scenarios;

Liquidity contingency plans;Monitoring of asset and liability concentrations;

Monitoring of Liquidity Ratio and funding renewal rates; and

Reports with information on positions held by Inter and its subsidiaries.

In 2021, 2020 and 2019 there were no material changes to the nature of the liquidity risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although the Group continues to refine its internal risk management processes.

The responsibilities of the Liquidity Risk Management Framework are distributed between different committees and hierarchical levels, including: Board of Directors, Asset and Liability Committee (ALC), Officer in charge of Risk Management, Superintendent of Compliance, Risk Management and Internal Controls and Risk Coordination. These consider the internal and external factors affecting the liquidity of the Group, and a detailed daily monitoring of incoming and outgoing movements of loans and advances to customers, time deposits, Agribusiness Credit Bills (LCA), Real Estate Secured Bonds (LCI), Guaranteed Real Estate Letters (LIG) and demand deposits is performed. Time deposits are analyzed according to the concentration, maturities, renewals, repurchases and new funding.

(i)	Liquidity ratios

Inter performs a Short-, Medium- and Long-term liquidity ratio analysis, calculated based on the ratio between liquid assets and net outflows during each period. The Liquidity Coverage Ratio (LCR) is the ratio of liquid assets to cash outflows in a standardized stress scenario for a period of 30 days, and the findings are interpreted as follows:

Interpretation of LCR with regard to minimum	Situation
LCR below 3.00 times	Critical
LCR above 2.99 and below 5.00 times	Satisfactory
LCR above 4.99 and below 8.00 times	Comfortable
LCR above 7.99	Excess liquidity

(ii)	Analysis of financial instruments by remaining contractual term

The table below presents the projected future realizable value of the Group’s financial assets and liabilities by contractual term:

	12/31/2021
	Explanatory		3 months to 1
	note	Up to 3 months	year	Above 1 year	Total
Financial assets
Cash and cash equivalents	8	500,446	—	—	500,446
Compulsory deposits at Banco Central do Brasil	10b	2,399,488	—	—	2,399,488
Amounts due from financial institutions	10	2,051,862	—	—	2,051,862
Securities	12	474,509	203,451	12,079,727	12,757,687
Derivative Financial Instruments	9	86,948	—	—	86,948
Loans and advances to customers	11	4,616,124	3,868,156	8,732,082	17,216,362
Other assets	17	687,336	28,012	77,387	792,735
Total financial assets		10,816,713	4,099,619	20,889,196	35,805,528

Financial liabilities
Liabilities with financial institutions	18	5,306,020	35,444	—	5,341,464
Liabilities with customers	19	11,360,378	6,956,400	16,765	18,333,543
Securities issued	20	112,591	3,349,639	109,863	3,572,093
Derivative financial instruments liabilities	9	—	29,452	37,093	66,545
Borrowing and onlending	21	99	1,087	23,886	25,071
Other liabilities	24	374,327	134,744	108,277	617,349
Total financial liabilities		17,153,415	10,506,766	295,884	27,956,065

	12/31/2020
	Explanatory	Up to 3	3 months
	note	months	to 1 year	Above 1 year	Total
Financial assets
Cash and cash equivalents	8	2,154,687	—	—	2,154,687
Compulsory deposits at Banco Central do Brasil	10b	502,369	—	—	502,369
Amounts due from financial institutions	10	1,207,383	502,346	—	1,709,729
Securities	12	196,927	161,356	5,454,339	5,812,622
Derivative Financial Instruments	9	6,510	21,003	—	27,513
Loans and advances to customers	11	2,795,385	1,357,068	4,637,605	8,790,058
Other assets	17	409,465	27,373	81,844	518,681
Total financial assets		7,272,726	2,069,146	10,173,788	19,515,660
Financial liabilities
Liabilities with financial institutions	18	1,706,681	50,232	—	1,756,913
Liabilities with customers	19	7,550,562	607,077	4,278,993	12,436,632
Securities issued	20	80,924	505,572	1,142,940	1,729,436
Derivative financial instruments liabilities	9	—	20,767	35,991	56,758
Borrowing and onlending	21	104	1,145	26,156	27,405
Other liabilities	24	475,420	—	—	475,420
Total financial liabilities		(9,813,691)	(1,184,793)	(5,484,079)	(16,482,563)

	12/31/2019
	Explanatory	Up to 3	3 months to 1
	note	months	year	Above 1 year	Total
Financial assets
Cash and cash equivalents	8	3,114,789	—	—	3,114,789
Compulsory deposits at Banco Central do Brasil	10	392,280	—	—	392,280
Securities	12	450,705	64,144	640,245	1,155,094
Amounts due from financial institutions	10	91,448	161,485	3,164	256,097
Loans and advances to customers	11	1,320,568	561,054	2,895,765	4,777,387
Other assets	17	190,950	—	1,104	192,054
Total financial assets		5,560,740	786,683	3,540,278	9,887,701

Financial liabilities
Liabilities with financial institutions and clients	18 and 19	3,104,012	314,239	2,448,680	5,866,931
Securities issued	20	576,393	655,467	487,720	1,719,580
Derivative financial instruments	9	20,941	—	—	20,941
Borrowing and onlending	21	109	1,198	28,493	29,800
Other liabilities	24	216,115	—	—	216,115
Total financial liabilities		(3,917,570)	(970,904)	(2,964,893)	(7,853,367)

c.	Market risk

Market risk is the possibility of losses due to changes in stock prices, interest rates, exchange rates, price indexes and commodity prices. In essence, market risk is the risk arising from movements in the markets to which Inter has exposure. Price indexes are also treated as a risk factor.

Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and stress testing scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with internal governance, (v) monitoring the measures needed to adjust positions and/or risk levels.

In general, the market risk positions are controlled by models such as (i) delta EVE - Economic Value of Equity ; (ii) delta NII - Net Interest Income ; (iii) DV01 - delta variation risk and (iv) value at risk, as well analyzed (and monitored) by the Asset and Liability Committee.

●	∆EVE (Delta Economic Value of Equity) is defined as the difference between the present value of the sum of repricing flows of instruments in a base scenario, and the present value of the sum of repricing flows of the same instruments in an interest-rate shocked scenario.

This metric measures the sensibility of banking book to strong changes in interest rates.

●	∆NII (Delta Net Interest Income) is defined as the difference between the result of financial intermediation of instruments in a base scenario, and the result of financial intermediation of the same instruments in an interest-rate shocked scenario.
●	Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates.
●	Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval. The VaR calculation is considering a parametric model with 99% of confidence level and holding period of 21 days. The volatility is calculated considering Exponential Weighted Moving Average model with a lambda of 0,94 to 252 workdays.

The Group segregates its market risk exposures, including derivative financial instruments, as follows:

1)	Trading Book: basically composed of operations contracted with the intention of trading or intended to hedge account; and
2)	Banking Book: basically composed of operations contracted with the intention of being held until their maturities.

The market risk of Trading Book, considering the VaR model, is presented in the following table:

R$Thousand	2021	2020	2019

Risk Factor	21 days - holding period
Price index coupons	4,882	4,262	383
Pre fixed interest rate	83	6,319	1,433
Foreign currency coupons	—	365	—
Exchange rates	80	2,014	1,278
Shares prices	1,599	4,056	310
Others	—	22,845	7,994
SubTotal	6,645	39,861	11,398
Diversification effects (correlation)	1,758	17,939	3,744
Value-at-Risk	4,887	21,921	7,624

The market risk of Banking Book, calculated by the VaR model, is presented in the following table:

R$Thousand	2021	2020	2019

Risk Factor	21 days - holding period
Price index coupons	364,502	169,917	48,417
Pre fixed interest rate	49,577	20,345	22,034
Interest rate coupons	36,555	1,631	13,893
Share Price	1,412	20,345	22,034
SubTotal	452,045	191,893	84,344
Diversification effects (correlation)	84,587	18,491	34,087
Value-at-Risk	367,458	173,402	50,257

Sensitivity analysis

The Group performs the sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on profit or loss, providing a view of the exposure by risk factor of the Group in exceptional scenarios. The following table presents the estimated impact of three possible scenarios on the fair value of the Group’s market risk exposures:

Scenario I: Probable situation which reflects the perception of the Group’s management in relation to the scenario with the highest probability of occurrence considering macroeconomic factors and market information observed in the period. Premise used: Increase or decrease of 1 basis point in the rates of each risk factor – the numbers presented represent the largest loss per risk factor and do not consider correlation.

Scenario II: Projects a possible variation of 25 percent in the rates of each risk factor. The numbers presented represent the largest loss per risk factor and do not consider correlation.

Scenario III: Project a remote variation of 50 percent in the rates of each risk factor. The numbers presented represent the largest loss per risk factor and do not consider correlation.

Exposures							12/31/2021
Banking and Trading Portfolios	Scenarios
		variation rate		variation rate		variation rate
Risk factors	Risk of variation in:	scenario I	scenario I	scenario II	scenario II	scenario III	scenario III
IPCA Coupon	Price index coupons	increase	(3,045)	increase	(378)	increase	(658,147)
IGP-M Coupon	Price index coupons	increase	(42)	increase	(6)	increase	(10,118)
Fixed	Fixed interest rates	decrease	(334)	decrease	(183)	decrease	(551,209)
TR Coupon	Interest rate coupons	increase	(813)	increase	(23)	increase	(226,744)

Exposures							12/31/2020
Banking and Trading Portfolios	Scenarios
		variation rate		variation rate		variation rate
Risk factors	Risk of variation in:	scenario I	scenario I	scenario II	scenario II	scenario III	scenario III
IPCA Coupon	Price index coupons	increase	(3,267)	increase	(233)	increase	(44,207)
IGP-M Coupon	Price index coupons	increase	(83)	increase	(8)	increase	(15,804)
Fixed	Fixed interest rates	increase	(162)	increase	(30)	increase	(56,739)
TR Coupon	Interest rate coupons	increase	(34)	increase	(5)	increase	(9,801)

Exposures							12/31/2019
Banking and Trading Portfolios	Scenarios
		variation rate		variation rate		variation rate
Risk factors	Risk of variation in:	scenario I	scenario I	scenario II	scenario II	scenario III	scenario III
IPCA Coupon	Price index coupons	increase	(12,161)	increase	(52,234)	increase	(100,169)
IGP-M Coupon	Price index coupons	increase	(1,047)	increase	(6,924)	increase	(15,262)
Fixed	Fixed interest rates	increase	(319)	increase	(47,308)	increase	(90,630)
TR Coupon	Interest rate coupons	increase	(304)	increase	(71,292)	increase	(193,164)

The results of the sensitivity analysis of trading and banking portfolios are shown in the following table:

d.	Operational risk

Operational Risk Management aims to identify, assess and monitor risks.

Policy

Operational risk is defined as the possibility of losses resulting from failure, deficiency or inadequacy of internal processes, people and systems, or from external events. The Group has processes which aim to identify and, if possible, mitigate operational risks arising in its activities, minimizing the operational risks that are inherent to its business, complexity of products, services, activities, processes and systems

Among the operational risk events, there are:

●	Internal frauds;
●	External frauds;
●	Labor demands and deficient safety at the working place;
●	Inadequate practices related to clients, products and services;
●	Damages to physical assets owned or used by the Group;
●	Interruption of the activities;
●	Failures in information technology systems; and
●	Failures in execution, fulfillment of deadlines and management of the activities.

For the purposes of Operational Risk minimum capital allocation (RWAopad portion), the Group adopted the Basic Indicator (BIA) methodology for its management.

Phases of the Management Process

Qualitative Evaluation

The qualitative assessment uses a scale which considers measures for probability and impact, taking into account the vulnerabilities and threats that, combined, determine the level of risk exposure to each event. Identification and verification is performed by in-person monitoring, interviews and workshops with the managers and employees from all operational areas, business partners and business units.

The identified risks are categorized and organized by risk factors.

Quantitative Evaluation

In the quantitative assessment of operational risk, the Group maintains an internal database fed by various sources of information. This contains descriptions and details of operational losses. In the quantitative assessment, information from external sources deemed reliable and relevant to the businesses of the Group may also be used.

Monitoring

An effective risk management process requires a communication and review structure that ensures the correct, effective and timely identification and assessment of the risks. In addition, it also seeks to assure that controls and responses to these risks are implemented.

Control tests and regular audits intended to verify compliance with applicable policies and standards are performed. The monitoring and review process seeks to verify whether:

●	The adopted measures have achieved the intended results;
●	The procedures adopted and the information gathered to perform the assessment were appropriate;
●	Higher levels of knowledge may have contributed to make better decisions; and
●	There is an effective possibility of obtaining information for future assessments.
7	Capital management and fair values of financial instruments
a.	Capital management and solvency indexes

The Group has a Capital Management Structure in place which includes a recurring process of monitoring and control of Inter’s capital, an assessment of the need for capital to cover the risks to which it is subject and projections for capital requirements, considering the strategic objectives.

The Capital Management Structure covers the regulated entities in the Group and also considers the possible impacts arising from the risks associated with other entities in the Group. In order to maximize the effectiveness of Capital Management, the structural organization also includes a shared performance of responsibilities and controls, in which all concerned are responsible for monitoring compliance with processes and establishing and operating internal controls and action plans to minimize risks and remedy weaknesses.

In compliance with the Institutional Capital Management Policy, capital is an indispensable component in business decision-making and part of the assessment of risk-return relationship, where, with the new requirements resulting from Basel III recommendations.

The Group’s main objectives related to Capital Management are:

Efficient use of Capital through the business allocation considering the binomial risk versus return.

Optimization of Capital allocated to business segments and more profitable products.

Capital target forecasts to achieve the strategic objectives defined in the Strategic and Marketing Planning of capital has been a focus of management.

Integrated risk management.

Ensure its liquidity in the financial market, by adopting the best management practices and mitigation of risks, in compliance with Basel III requirements.

The Institutional Policy for Capital Management also contains the mechanisms and procedures for capital management in order to maintain the capital compatible with the risks incurred by the Group. It is integrated with the strategies and the business of each entity from the Group, in order to align all existing processes practiced with the current policies.The Group manages its capital structure to exceed the minimum regulatory capital requirements. At the regulatory level, the Basel Accord has an international parameter for financial institutions for the ratio of regulatory capital, known in Brazil as “Patrimônio de Referência” under applicable law.

The Banco Inter uses mechanisms that enable identification and assessment of significant risks incurred, including those not covered in the Minimum Required Regulatory Capital (MRRC) related to Pillar I risks.

The Basel Index was calculated in accordance with the criteria established in CMN Resolutions 4.192/2013 and 4.193/2013, which provide for calculation of the Regulatory Capital (RC) and the Minimum Required Regulatory Capital (MRRC) against Risk-Weighted Assets (RWA).

It should be noted that as from October 1, 2013, a set of rulings regarding implementation of the recommendations of the Basel Committee on Banking Supervision relating to the capital structure of financial institutions, known as “Basel III”, became effective in Brazil. The standards address the following matters:

(i)	Method for calculating regulatory capital, which is divided in Tiers I and II. Tier I includes the Core Capital (less Prudential Adjustments) and Supplementary Capital.
(ii)	Method for calculating capital maintenance requirement, which includes minimum RC, Tier I and Core Capital requirements, and Capital Buffer (Additional Core Capital).

	12/31/2021	12/31/2020	12/31/2019
Reference Equity (RE)	7,955,238	3,077,952	2,123,127
Reference Equity - Tier 1 (RE tier I)	7,955,238	3,077,952	2,123,127
Common equity Tier 1 (CET1)	7,955,238	3,077,952	2,123,127
Risk-Weighed Assets - RWA	17,953,263	9,643,109	5,388,262
RWA for Credit Risk by Standardized Approach - RWACPAD	16,198,394	8,064,303	4,102,332
RWA for Market Risk- RWAMPAD	323,581	476,759	565,751
RWA fpr Operational Risk By Standardized Approach - RWAOPAD	1,431,287	1,102,047	720,179
Capital Requirement
Minimum Main Capital Required for RWA	807,897	433,940	242,472
Minimum Required Reference Equity Level I for RWA	1,077,196	578,587	323,296
Minimum Required Reference Equity for RWA	1,436,261	771,449	431,061
Margin on Capital Requirements
Margin on Required Main Capital	7,147,341	2,644,013	1,880,655
Margin on Required Reference Equity Level I	6,878,042	2,499,366	1,799,831
Common equity tier 1 capital index (CET1/RWA)	44.3%	31.9%	39.4%
Tier 1 capital index (RED tier I / RWA)	44.3%	31.9%	39.4%
Basel index (RE / RWA)	44.3%	31.9%	39.4%

The policies and strategies, as well as the capital plan, enable maintenance of capital within levels compatible with the risks incurred by the Group. Stress tests are performed periodically and their impacts are assessed from the capital point of view.

b.	Financial instruments - classification and fair values

Financial Instruments are classified as financial assets into the following measurement categories:

●	Amortized cost;
●	Fair value through other comprehensive income (FVOCI); or
●	Fair value through profit or loss (FVTPL).

The measurement of fair value of a financial asset or liability can be classified in one of three approaches based on the type of information used for assessment, which are known as the fair value hierarchy levels, namely:

Level I - prices negotiated in active markets for identical assets or liabilities;

Level II – uses inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). For example, fair value is determined using valuation techniques using observable market data; and

Level III – uses significant inputs that are not based on observable market data (unobservable inputs).

The following table sets forth the breakdown of financial assets and liabilities according to the accounting classification. It also shows the book values and fair values of financial assets and liabilities, including their levels in the fair value hierarchy. It does not include information on the fair value of financial assets and liabilities not measured at fair value, when the carrying amount is a reasonable approximation of the fair value.

	Accounting value					Fair value
				Financial
	Fair value	Fair value other		liabilities at
	through	comprehensive	Amortized	amortized
	profit or loss	income	cost	cost	Total	Level 1	Level 2	Level 3	Total
On December 31, 2021;
Financial assets
Cash and cash equivalents	—	—	500,446	—	500,446	—	—	—	—
Amounts due from financial institutions	—	—	2,051,862	—	2,051,862	—	—	—	—
Loans and advances to customers	—	—	17,216,362	—	17,216,362	—	—	—	—
Securities	778,417	11,137,938	841,332	—	12,757,687	—	11,914,753	—	11,914,753
Derivative financial instruments	86,948	—	—	—	86,948	—	86,948	—	86,948
Other assets(*)	—	—	792,735	—	792,735	—	—	77,387	77,387
Total financial assets	865,365	11,137,938	21,402,736	—	33,406,040	—	12,001,701	77,387	12,079,088
Financial liabilities
Liabilities with financial institutions	—	—	—	5,341,464	5,341,464	—	—	—	—
Liabilities with customers	—	—	—	18,333,543	18,333,543	—	—	—	—
Securities issued	—	—	—	3,572,093	3,572,093	—	—	—	—
Derivative financial instruments	66,545	—	—	—	66,545	—	66,545	—	66,545
Borrowing and onlending	—	—	—	25,071	25,071	—	—	—	—
Other liabilities	—	—	—	617,349	617,349	—	—	—	—
Total financial liabilities	66,545	—	—	27,889,520	27,956,065	—	66,545	—	66,545
(*)

The financial assets classified as “Level 3”, consists substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract includes cash consideration of R$ 45,000 and contingent consideration to be paid based on Inter Seguros’ EBITDA in 2021, 2022, 2023 and 2024.

	Accounting value					Fair value
				Financial
	Fair value	Fair value other		liabilities at
	through	comprehensive	Amortized	amortized
	profit or loss	income	cost	cost	Total	Level 1	Level 2	Level 3	Total
On December 31, 2020;
Financial assets
Cash and cash equivalents	—	—	2,154,687	—	2,154,687	—	—	—	—
Amounts due from financial institutions	—	—	502,369	—	502,369	—	—	—	—
Compulsory deposits at Banco Central do Brasil	—	—	1,709,729	—	1,709,729	—	—	—	—
Loans and advances to customers	—	—	8,790,058	—	8,790,058	—	—	—	—
Securities	205,239	5,291,154	316,229	—	5,812,622	—	5,497,153	—	5,497,153
Derivative financial instruments	27,513	—	—	—	27,513	—	27,513	—	27,513
Other assets (*)	—	—	518,681	—	518,681	—	—	109,216	109,216
Total financial assets	232,752	5,291,154	13,991,753	—	19,515,659	—	5,524,666	109,216	5,633,882
Financial liabilities
Liabilities with financial institutions	—	—	—	1,756,913	1,756,913	—	—	—	—
Liabilities with customers	—	—	—	12,436,632	12,436,632	—	—	—	—
Securities issued	—	—	—	1,729,436	1,729,436	—	—	—	—
Derivative financial instruments	56,758	—	—	—	56,758	—	56,758	—	56,758
Borrowing and onlending	—	—	—	27,405	27,405	—	—	—	—
Other liabilities	—	—	—	475,420	475,420	—	—	—	—
Total financial liabilities	56,758	—	—	16,425,806	16,482,564	—	56,758	—	56,758
(*)

The financial assets classified as “Level 3”, consists substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract includes cash consideration of R$ 45,000 and contingent consideration to be paid based on Inter Seguros’ EBITDA in 2021, 2022, 2023 and 2024.

	Accounting value					Fair value
				Financial
	Fair value by	Fair value other		liabilities at
	means of	comprehensive	Amortized	amortized
	income	income	cost	cost	Total	Level 1	Level 2	Level 3	Total
On December 31, 2019;
Financial assets
Cash and cash equivalents	—	—	3,114,789	—	3,114,789	—	—	—	—
Amounts due from financial institutions	—	—	648,377	—	648,377	—	—	—	—
Loans and advances to customers	—	—	4,777,387	—	4,777,387	—	—	—	—
Securities	705,007	450,087	—	—	1,155,094	—	1,155,094	—	1,155,094
Other assets	—	—	192,054	—	192,054	—	—	—	—
Total financial assets	705,007	450,087	8,732,607	—	9,887,701	—	1,155,094	—	1,155,094
Financial liabilities
Liabilities with financial institutions	—	—	—	1,152,492	1,152,492	—	—	—	—
Liabilities with customers	—	—	—	4,714,439	4,714,439	—	—	—	—
Securities issued	—	—	—	1,719,580	1,719,580	—	—	—	—
Derivative financial instruments	20,941	—	—	—	20,941	—	20,941	—	20,941
Borrowing and onlending	—	—	—	29,800	29,800	—	—	—	—
Other liabilities	—	—	—	216,115	216,115	—	—	—	—
Total financial liabilities	20,941	—	—	7,832,426	7,853,367	—	20,941	—	20,941

The methodology used for the measurement of financial assets and liabilities classified as “Level II” (derivative financial instruments and securities) is the discounted present value technique, using the market rates disclosed by ANBIMA - “Brazilian Association of Financial and Capital Market Entities”, IBGE – “Brazilian Institute of Geography and Statistics” and B3.

During 2021, 2020 and 2019 there were no changes in the measurement method of financial assets and liabilities that entailed reclassification of financial assets and liabilities among the different levels of the fair value hierarchy.

8	Cash and cash equivalents

	12/31/2021	12/31/2020	12/31/2019
Cash and cash equivalents in national currency	444,212	474,395	83,391
Cash and cash equivalents in foreign currency	20,643	27,595	10,721
Reverse repurchase agreements* (90 days)	35,591	1,652,697	3,020,677
Total of cash and cash equivalents	500,446	2,154,687	3,114,789
*	Refers to operations whose maturity, on the investment date, was equal to or less than 90 days and present an insignificant risk of change in fair value.
a.	Reverse repurchase agreements

Reverse repurchase agreements	12/31/2021	12/31/2020	12/31/2019
Underlying security:
- Financial Treasury Letters (LFT)	—	412,492	499,996
- National Treasury Letters (LTN)	30,448	1,240,205	2,420,682
- National Treasury Bond (NTN)	1,048	—	99,999
- Bank deposit certificates	4,095	—	—
Total Reverse repurchase agreements	35,591	1,652,697	3,020,677

9	Derivative financial instruments

Inter is party to derivative contracts to meet its own needs to manage its risk exposure, and to meet its clients’ requests to manage their exposures. These transactions involve swaps and forward derivatives. Inter’s risk management policy is based on the use of derivative financial instruments with the predominant purpose to mitigate the risks pursuant to other transactions made.

a.	Derivative financial instruments – amortized cost, fair value and maturity

	12/31/2021								12/31/2020	12/31/2019
	Amortized	Fair value		Up to	From 3 to	From 1 to 3	From 3 to 5
	cost	adjustment	Fair value	3 months	12 months	years	years	Total	Total	Total
Assets (A)
Receivable forward purchase	87,036	(88)	86,948	86,948	—	—	—	86,948	27,513	—

Liabilities (B) (i)
Payable adjustment - swap	66,545	—	66,545	—	(29,452)	(25,567)	(11,526)	(66,545)	(56,758)	(20,941)

Net effect (A-B)	153,581	(88)	153,493	86,948	(29,452)	(25,567)	(11,526)	20,403	(29,245)	(20,941)

b.	Forward and swap contracts – notional value

	Up to	3 months	1 year to	Above	Total	Total	Total
	3 months	to 1 year	3 years	3 years	12/31/2021	12/31/2020	12/31/2019
Forward contract - assets	86,948	—	—	—	86,948	27,513	—

Swap contracts - liabilities	—	94,856	53,500	24,577	172,933	288,592	526,989
Total	86,948	94,856	53,500	24,577	259,881	316,105	526,989

c.	Basis swap contracts

Inter has a part of its real estate credit portfolio indexed to the General Price Index (IGP-M) of Getúlio Vargas Foundation and part indexed to the National Broad Consumer Price Index (IPCA), whereas the majority of its LCI funding is indexed to the Interbank Deposit (DI) rate.

Aiming at protecting the Group’s revenues from fluctuations in IGP-M and IPCA, swaps were contracted in which the Group pays the variation of IGP-M plus coupon or IPCA plus coupon and receives a defined percentage of the DI rate.

The operations were carried out via Brasil, Bolsa, Balcão (B3) exchange and feature guarantee margin and control by this exchange. On December 31, 2021, the Group had 8 active swap contracts CDI x IGP-M, with total notional of BRL 112,856 (2020: BRL 178,592; 2019: BRL 216,989) and 2 active swap contracts CDI x IPCA, with total notional of BRL 60,000 (2020: BRL 110,000;2019: BRL 310,000).

d.	Basis swap contracts

12/31/2021
		Notional	Amortized cost		Fair value
Indexes	Contracts	Value	Bank	Counterparty	Bank	Counterparty	Gain (loss)
CDI x IGPM	906723043	17,550	19,433	29,143	19,433	29,187	(9,754)
CDI x IGPM	906723159	17,306	19,164	28,785	19,164	28,629	(9,465)
CDI x IGPM	906723160	12,000	13,193	19,342	13,193	19,035	(5,842)
CDI x IGPM	906723161	14,000	15,392	22,630	15,392	22,171	(6,779)
CDI x IGPM	906723162	11,500	12,628	18,541	12,628	18,049	(5,421)
CDI x IGPM	906723163	16,000	17,569	25,900	17,569	25,094	(7,525)
CDI x IGPM	906723164	11,000	12,079	17,846	12,079	17,222	(5,143)
CDI x IGPM	906723165	13,500	14,824	21,953	14,824	21,133	(6,309)
Total CDI x IGPM		112,856	124,282	184,140	124,282	180,520	(56,238)

12/31/2021
		Notional	Amortized cost		Fair value
Indexes	Contracts	Value	Bank	Counterparty	Bank	Counterparty	Gain (loss)
CDI x IPCA	905638603	10,000	11,128	12,866	11,056	12,885	(1,829)
CDI x IPCA	905638611	50,000	55,639	64,535	55,639	64,117	(8,478)
Total CDI x IPCA		60,000	66,767	77,401	66,695	77,002	(10,307)
Grand Total		172,856	191,049	261,541	190,977	257,522	(66,545)

12/31/2020
		Notional	Amortized cost		Fair value
Indexes	Contracts	Value	Bank	Counterparty	Bank	Counterparty	Gain (loss)
CDI x IGPM	906722276	35,842	38,015	48,365	38,015	47,959	(9,944)
CDI x IGPM	906722594	29,894	31,706	40,400	31,706	39,464	(7,758)
CDI x IGPM	906722608	17,550	18,614	23,790	18,614	23,293	(4,679)
CDI x IGPM	906723043	17,306	18,356	23,484	18,356	23,140	(4,784)
CDI x IGPM	906723159	12,000	12,637	15,832	12,637	15,509	(2,872)
CDI x IGPM	906723160	14,000	14,743	18,540	14,743	18,195	(3,452)
CDI x IGPM	906723161	11,500	12,095	15,199	12,095	14,878	(2,783)
CDI x IGPM	906723162	16,000	16,828	21,199	16,828	20,901	(4,073)
CDI x IGPM	906723163	11,000	11,570	14,589	11,570	14,460	(2,890)
CDI x IGPM	906723164	13,500	14,199	17,934	14,199	17,834	(3,635)
Total CDI x IGPM		178,592	188,763	239,332	188,763	235,633	(46,870)

12/31/2020
		Notional	Amortized cost		Fair value
Indexes	Contracts	Value	Bank	Counterparty	Bank	Counterparty	Gain (loss)
CDI x IPCA	905638590	50,000	53,293	55,651	53,293	56,358	3,066
CDI x IPCA	905638603	10,000	10,659	11,203	10,659	11,698	(1,039)
CDI x IPCA	905638611	50,000	53,293	56,133	53,293	59,076	(5,783)
Total CDI x IPCA		110,000	117,245	122,987	117,245	127,132	9,888

Grand Total		288,592	306,008	362,319	306,008	362,765	56,758

12/31/2019
			Cost		Market		Earnings
			Value		Value		(loss)
		Reference					hedge
Indexes	Contracts	Value	Bank	Counterpart	Bank	Counterpart	operation
CDI x IGPM	906722276	38,397	39,631	40,589	39,631	41,931	(2,300)
CDI x IGPM	906722594	35,842	36,994	37,900	36,994	38,900	(1,906)
CDI x IGPM	906722608	29,894	30,855	31,628	30,855	33,003	(2,148)
CDI x IGPM	906723043	17,550	18,114	18,589	18,114	19,571	(1,457)
CDI x IGPM	906723159	17,306	17,863	18,338	17,863	19,396	(1,533)
CDI x IGPM	906723160	12,000	12,297	12,389	12,297	12,906	(609)
CDI x IGPM	906723161	14,000	14,347	14,455	14,347	15,083	(736)
CDI x IGPM	906723162	11,500	11,771	11,866	11,771	12,327	(556)
CDI x IGPM	906723163	16,000	16,376	16,522	16,376	17,294	(918)
CDI x IGPM	906723164	11,000	11,259	11,360	11,259	11,951	(692)
CDI x IGPM	906723165	13,500	13,818	13,952	13,818	14,718	(898)
Total CDI x IGPM		216,989	223,323	227,588	223,323	237,080	(13,755)

12/31/2019
			Cost		Market		Earnings
			Value		Value		(loss)
		Reference					hedge
Indexes	Contracts	Value	Bank	Counterpart	Bank	Counterpart	operation
CDI x IPCA	905638565	80,000	82,978	83,008	82,978	83,004	(26)
CDI x IPCA	905638573	60,000	62,233	61,893	62,233	62,523	(290)
CDI x IPCA	905638581	60,000	62,233	62,044	62,233	63,609	(1,376)
CDI x IPCA	905638590	50,000	51,861	51,776	51,861	53,715	(1,854)
CDI x IPCA	905638603	10,000	10,372	10,382	10,372	10,914	(542)
CDI x IPCA	905638611	50,000	51,861	51,955	51,861	54,959	(3,100)
Total CDI x IPCA		310,000	321,540	321,058	321,540	328,724	(7,186)
Grand total		526,989	544,863	548,646	544,863	565,804	(20,941)

e.	Hedge accounting

The Group applies fair value hedge accounting for certain of its loans and advances to customers, made in compliance with IAS 39 - Financial Instruments.

The Group’s swaps are classified as hedging instruments in a Fair Value Hedge hedging the risks related to a portion of the real estate portfolio which is indexed to inflation rates. The hedged contracts from the real estate portfolio are measured at fair value in relation to the specific risk being hedged.

10	Amounts due from financial institutions and Compulsory deposits at Central Bank of Brazil
a.	Breakdown of amounts due from financial institutions:

	12/31/2021	12/31/2020	12/31/2019
Receivable commissions and bonus	—	—	2,980
Interbank deposits	1,729,676	502,347	229,088
Interbank onlendings	322,187	22	24,029
Total	2,051,862	502,369	256,097

b.	Compulsory deposits at Central Bank of Brazil:

As of December 31, 2021 R$2,399,488 (2020: R$1,709,729; 2019 R$392,280) of the compulsory deposits were indexed to the SELIC interest rate.

11	Loans and advances to customers
a.	Breakdown of balance of loans and advances to customers

	12/31/2021
	Gross	Provision for	Carrying
	balance	expected loss	amount

Payroll Card	65,263	(6,756)	58,507
Multiple Card	4,798,318	(417,740)	4,380,578
Overdraft Protection Agreement	12,862	(9,745)	3,117
Checking account overdraft	33,234	(29,467)	3,767
Payroll loans and personal credit	3,467,924	(95,539)	3,372,385
Business loans	3,017,158	(16,018)	3,001,140
Real Estate Loans	5,121,411	(79,991)	5,041,420
Rural Credit	700,192	(25,676)	674,516
Total	17,216,362	(680,932)	16,535,429

	12/31/2020
	Gross	Provision for	Carrying
	balance	expected loss	amount

Payroll Card	67,732	(5,890)	61,842
Multiple Card	1,904,642	(163,993)	1,740,649
Overdraft Protection Agreement	20,193	(645)	19,548
Checking account overdraft	14,230	(455)	13,775
Payroll loans and personal credit	1,551,399	(38,900)	1,512,499
Business loans	1,582,869	(5,803)	1,577,066
Real Estate Loans	3,471,356	(60,994)	3,410,362
Rural Credit	177,637	(5,675)	171,962
Total	8,790,058	(282,355)	8,507,703

	12/31/2019
	Gross	Provision for	Carrying
	balance	expected loss	amount
Payroll Card	80,409	(2,385)	78,024
Multiple Card	783,544	(120,808)	662,736
Overdraft Protection Agreement	—	—	—
Checking account overdraft	—	—	—
Payroll loans and personal credit	921,977	(30,469)	891,508
Business loans	472,304	(10,133)	462,171
Real Estate Loans	2,519,153	(51,768)	2,467,385
Rural Credit	—	—	—
Total	4,777,387	(215,563)	4,561,824

b.	Analysis of changes in expected losses by stage

Changes in expected losses are presented as follows:

	Opening								Ending
	Balance on	Transfer to	Transfer to	Transfer from	Transfer from		Write-off for	Constitution	balance on
Stage 1	01/01/2021	Stage 2	Stage 3	Stage 2	Stage 3	Payments	loss	(Reversal)	12/31/2021
Payroll Card	2,911	(307)	(172)	1	14	(238)	(23)	638	2,824
Multiple Card	103,694	(1,422)	(5,519)	277	208	(30,638)	(326)	136,207	202,481
Overdraft protection agreement	645	(13)	(178)	—	—	(286)	(150)	777	795
Check Account	334	(1)	—	—	2	(6)	(6)	(59)	264
Personal Credit	16,306	(531)	(758)	176	171	(8,801)	(138)	47,036	53,461
Business loans	5,679	(108)	(205)	—	—	(972)	—	8,192	12,586
Real estate credit	34,897	(3,945)	(1,706)	3,660	1,676	(7,955)	(8)	22,950	49,569
Rural Credit	5,675	—	—	—	—	(5,052)	—	25,053	25,676
	170,141	(6,327)	(8,538)	4,114	2,071	(53,948)	(651)	240,794	347,656

	Opening								Ending
	Balance on	Transfer to	Transfer to	Transfer from	Transfer from		Write-off for	Constitution	balance on
Stage 2	01/01/2021	Stage 1	Stage 3	Stage 1	Stage 3	Payments	loss	(Reversal)	12/31/2021
Payroll Card	36	(1)	—	307	—	(3)	(32)	141	448
Multiple Card	4,909	(277)	(100)	1,422	10	(4,299)	(218)	27,654	29,101
Overdraft protection agreement	—	—	—	13	—	—	—	407	420
Check Account	6	—	—	1	1	—	(6)	146	148
Personal Credit	4,390	(176)	(761)	531	33	(2,187)	(445)	8,693	10,078
Business loans	4	—	—	108	—	(3)	(1)	216	324
Real estate credit	10,848	(3,660)	(1,183)	3,945	1,295	(3,012)	(92)	5,220	13,361
Rural Credit	—	—	—	—	—	—	—	—	—
	20,195	(4,114)	(2,044)	6,327	1,339	(9,504)	(794)	42,477	53,882

	Opening								Ending
	Balance on	Transfer to	Transfer to	Transfer from	Transfer from		Write-off for	Constitution	balance on
Stage 3	01/01/2021	Stage 1	Stage 2	Stage 1	Stage 2	Payments	loss	(Reversal)	12/31/2021
Payroll Card	2,943	(14)	—	172	—	(91)	(2,830)	3,302	3,482
Multiple Card	55,389	(208)	(10)	5,519	100	(53,709)	(1,390)	180,466	186,157
Overdraft protection agreement	—	—	—	178	—	—	—	8,354	8,532
Check Account	114	(2)	(1)	1	—	(13)	(92)	29,046	29,053
Personal Credit	18,205	(171)	(33)	757	761	(6,523)	(9,962)	28,964	31,998
Business loans	241	—	—	205	—	—	(240)	2,904	3,110
Real estate credit	15,127	(1,676)	(1,295)	1,706	1,183	(7,494)	(2,375)	11,886	17,062
Rural Credit	—	—	—	—	—	—	—	—	—
	92,018	(2,071)	(1,339)	8,538	2,044	(67,830)	(16,889)	264,922	279,393

	Opening	Completed			Ending
	Balance on	contracts -	Write-off for	Constitution	balance on
Consolidated	01/01/2021	Payments	loss	(Reversal)	12/31/2021
Payroll Card	5,890	(332)	(2,885)	4,081	6,754
Multiple Card	163,993	(88,646)	(1,934)	344,327	417,740
Overdraft protection agreement	645	(286)	(150)	9,538	9,747
Check Account	455	(19)	(104)	29,134	29,466
Personal Credit	38,900	(17,511)	(10,545)	84,692	95,536
Business loans	5,924	(975)	(241)	11,312	16,020
Real estate credit	60,872	(18,461)	(2,475)	40,056	79,992
Rural Credit	5,675	(5,052)	—	25,053	25,676
	282,355	(131,282)	(18,334)	548,193	680,932

	Opening								Ending
	Balance on	Transfer to	Transfer to	Transfer from	Transfer from		Write-off for	Constitution	balance on
Stage 1	01/01/2020	Stage 2	Stage 3	Stage 2	Stage 3	Payments	loss	(Reversal)	12/31/2020
Payroll Card	448	(2)	(16)	—	5	(34)	(2)	2,513	2,911
Multiple Card	57,462	(566)	(6,284)	2,195	6,174	(8,929)	(2,797)	56,439	103,694
Overdraft protection agreement	9	—	—	46	85	—	—	505	645
Check Account	47	—	(12)	10	159	—	(33)	164	334
Personal Credit	9,654	(192)	(341)	41	166	(4,616)	(66)	11,659	16,306
Business loans	2,450	(1)	(7)	—	—	(1,875)	(43)	5,154	5,679
Real estate credit	14,735	(1,786)	(513)	8,258	2,810	(3,201)	(33)	14,628	34,897
Rural Credit	—	—	—	—	—	—	—	5,675	5,675
	84,805	(2,546)	(7,174)	10,550	9,399	(18,655)	(2,973)	96,736	170,141

	Opening								Ending
	Balance on	Transfer to	Transfer to	Transfer from	Transfer from		Write-off for	Constitution	balance on
Stage 2	01/01/2020	Stage 1	Stage 3	Stage 1	Stage 3	Payments	loss	(Reversal)	12/31/2020
Payroll Card	26	—	—	2	—	(4)	(21)	34	36
Multiple Card	10,297	(2,195)	(283)	566	—	(2,229)	(5,578)	4,331	4,909
Overdraft protection agreement	46	(46)	—	—	—	—	—	—	—
Check Account	296	(10)	(30)	—	20	—	(254)	(15)	6
Personal Credit	1,169	(41)	(195)	192	62	(353)	(377)	3,933	4,390
Business loans	191	—	(0)	1	—	(111)	(50)	(27)	4
Real estate credit	20,417	(8,258)	(1,774)	1,786	1,163	(4,611)	(439)	2,564	10,848
Rural Credit	—	—	—	—	—	—	—	—	—
	32,443	(10,550)	(2,283)	2,546	1,245	(7,308)	(6,718)	10,820	20,195

	Opening								Ending
	Balance on	Transfer to	Transfer to	Transfer from	Transfer from		Write-off for	Constitution	balance on
Stage 3	01/01/2020	Stage 1	Stage 2	Stage 1	Stage 2	Payments	loss	(Reversal)	12/31/2020
Payroll Card	1,911	(5)	—	16	—	(218)	(1,683)	2,922	2,943
Multiple Card	53,050	(6,174)	—	6,284	283	(9,950)	(36,921)	48,816	55,389
Overdraft protection agreement	85	(85)	—	—	—	—	—	—	—
Check Account	3,712	(159)	(20)	12	30	—	(3,049)	(413)	114
Personal Credit	19,591	(166)	(62)	341	195	(2,431)	(14,944)	15,680	18,205
Business loans	3,316	—	—	7	—	(820)	(2,493)	231	241
Real estate credit	16,651	(2,810)	(1,163)	513	1,774	(7,307)	(3,642)	11,112	15,127
Rural Credit	—	—	—	—	—	—	—	—	—
	98,316	(9,399)	(1,245)	7,174	2,283	(20,726)	(62,732)	78,348	92,018

	Opening	Completed			Ending
	Balance on	contracts -	Write-off for	Constitution	balance on
Consolidated	01/01/2020	Payments	loss	(Reversal)	12/31/2020
Payroll Card	2,385	(256)	(1,707)	5,468	5,890
Multiple Card	120,808	(21,107)	(45,295)	109,587	163,993
Overdraft protection agreement	140	-	-	505	645
Check Account	4,055	-	(3,336)	(264)	455
Personal Credit	30,415	(7,401)	(15,386)	31,273	38,900
Business loans	5,957	(2,806)	(2,586)	5,358	5,924
Real estate credit	51,803	(15,119)	(4,114)	28,303	60,872
Rural Credit	—	—	—	5,675	5,675
	215,563	(46,689)	(72,423)	185,904	282,355

	Opening								Ending
	balance on	Transfer to	Transfer to	Transfer from	Transfer from		Write-off for	Constitution	balance on
Stage 1	1/1/2019	Stage 2	Stage 3	Stage 2	Stage 3	Payments	loss	(Reversal)	12/31/2019
Payroll Card	1,425	—	—	—	—	(1,425)	—	448	448
Multiple Card	19,864	(568)	(3,335)	864	—	(1,856)	(37)	42,531	57,463
Business loans	937	—	(8)	27	—	(504)	—	2,042	2,494
Real estate credit	13,139	(1,622)	(478)	5,389	1,071	(1,892)	—	(907)	14,699
Personal Credit	9,199	(120)	(266)	515	101	(3,656)	(162)	4,091	9,701
	44,564	(2,310)	(4,088)	6,795	1,172	(9,333)	(199)	48,204	84,805

	Opening								Ending
	balance on	Transfer to	Transfer to	Transfer from	Transfer from		Write-off for	Constitution	balance on
Stage 2	1/1/2019	Stage 1	Stage 3	Stage 1	Stage 3	Payments	loss	(Reversal)	12/31/2019
Payroll Card	1,263	—	—	—	—	(1,259)	—	26	30
Multiple Card	5,286	(864)	(889)	568	—	(439)	(2,995)	9,629	10,296
Business loans	33	(27)	—	—	—	(4)	(2)	533	533
Real estate credit	17,245	(5,389)	(2,860)	1,622	1,395	(3,692)	—	12,095	20,417
Personal Credit	4,617	(515)	(615)	120	111	(942)	(1,205)	(400)	1,172
	28,444	(6,795)	(4,364)	2,310	1,506	(6,335)	(4,201)	21,883	32,448

	Opening								Ending
	balance on	Transfer to	Transfer to	Transfer from	Transfer from		Write-off for	Constitution	balance on
Stage 3	1/1/2019	Stage 1	Stage 2	Stage 1	Stage 2	Payments	loss	(Reversal)	12/31/2019
Payroll Card	3,014	—	—	—	—	(3,015)	—	1,911	1,911
Multiple Card	18,961	—	—	3,335	889	(1,703)	(17,256)	48,823	53,049
Business loans	199	—	—	8	—	(110)	(93)	7,099	7,104
Real estate credit	11,866	(1,071)	(1,395)	478	2,860	(6,450)	(1,264)	11,626	16,650
Personal Credit	12,361	(101)	(111)	266	615	(1,618)	(7,943)	16,126	19,595
	46,401	(1,172)	(1,506)	4,088	4,364	(12,895)	(26,555)	85,585	98,309

	Opening	Completed			Ending
	balance on	contracts -	Write-off for	Constitution	balance on
Consolidated	1/1/2019	Payments	loss	(Reversal)	12/31/2019
Payroll Card	5,702	(5,698)	—	2,385	2,389
Multiple Card	44,111	(3,998)	(20,287)	100,982	120,809
Business loans	1,169	(618)	(94)	9,674	10,131
Real estate credit	42,250	(12,034)	(1,264)	22,814	51,767
Personal Credit	26,177	(6,216)	(9,310)	19,817	30,468
	119,409	(28,563)	(30,956)	155,673	215,563

c.	Analysis of the change in the gross value of loans and advances to customers by stage

	Opening							New loans	End
	balance on	Transfer to	Transfer to	Transfer from	Transfer from		Write-off for	and interest	balance on
Stage 1	01/01/2021	Stage 2	Stage 3	Stage 2	Stage 3	Settlements	loss	accrued	12/31/2021
Payroll Card	64,113	(5,129)	(3,113)	10	16	(8,601)	(348)	8,807	55,755
Credit Card	1,773,870	(19,334)	(76,206)	831	416	(390,827)	(2,307)	3,049,423	4,335,866
Overdraft protection agreement	20,193	(406)	(5,580)	—	—	(8,942)	(4,695)	2,165	2,735
Check Account	10,457	(19)	(40)	—	53	(186)	(189)	(8,894)	1,182
Payroll loans and personal credit	1,478,905	(26,975)	(46,888)	925	360	(883,231)	(2,912)	2,795,564	3,315,748
Business loans	1,579,384	(3,190)	(20,918)	—	—	(968,510)	(22)	2,376,190	2,962,934
Real estate loan	3,186,942	(136,470)	(64,869)	63,128	11,007	(719,768)	(202)	2,442,543	4,782,311
Rural loans	177,637	—	—	—	—	(158,117)	—	680,671	700,191
Total	8,291,501	(191,523)	(217,614)	64,894	11,852	(3,138,182)	(10,675)	11,346,469	16,156,722

	Opening							New loans	End
	balance on	Transfer to	Transfer to	Transfer from	Transfer from		Write-off for	and interest	balance on
Stage 2	01/01/2021	Stage 1	Stage 3	Stage 1	Stage 3	Settlements	loss	accrued	12/31/2021
Payroll Card	457	(10)	—	5,129	—	(39)	(407)	640	5,770
Credit Card	20,002	(831)	(287)	19,334	20	(17,735)	(1,102)	71,246	90,647
Overdraft protection agreement	—	—	—	406	1	—	—	949	1,356
Check Account	203	—	(7)	19	18	(5)	(192)	636	672
Payroll loans and personal credit	32,058	(925)	(6,342)	26,975	78	(14,236)	(4,382)	44,999	78,225
Business loans	1,298	—	—	3,190	—	(1,235)	(61)	1,731	4,923
Real estate loan	185,080	(63,128)	(20,080)	136,470	8,505	(50,792)	(1,676)	30,438	224,817
Total	239,098	(64,894)	(26,716)	191,523	8,622	(84,042)	(7,820)	150,639	406,410

	Opening							New loans	End
	balance on	Transfer to	Transfer to	Transfer from	Transfer from		Write-off for	and interest	balance on
Stage 3	01/01/2021	Stage 1	Stage 2	Stage 1	Stage 2	Settlements	loss	accrued	12/31/2021
Payroll Card	3,162	(16)	—	3,113	—	(98)	(3,040)	619	3,740
Credit Card	110,768	(416)	(20)	76,206	287	(107,413)	(2,778)	295,169	371,803
Overdraft protection agreement	—	—	(1)	5,580	—	—	—	3,261	8,840
Check Account	3,572	(53)	(18)	40	7	(414)	(2,878)	31,054	31,310
Payroll loans and personal credit	40,437	(360)	(78)	46,888	6,342	(13,814)	(22,641)	17,179	73,953
Business loans	2,187	—	—	20,918	—	—	(2,186)	28,382	49,301
Real estate loan	99,333	(11,007)	(8,505)	64,869	20,080	(49,212)	(15,598)	14,323	114,283
Total	259,459	(11,852)	(8,622)	217,614	26,716	(170,951)	(49,121)	389,987	653,230

	Opening	Completed		New loans	End
	balance on	contracts -	Write-off for	and interest	balance on
Consolidated	01/01/2021	Settlements	loss	accrued	12/31/2021
Payroll Card	67,732	(8,738)	(3,795)	10,066	65,265
Credit Card	1,904,640	(515,975)	(6,187)	3,415,838	4,798,316
Overdraft protection agreement	20,193	(8,942)	(4,695)	6,375	12,931
Check Account	14,231	(605)	(3,259)	22,796	33,163
Payroll loans and personal credit	1,551,399	(911,281)	(29,935)	2,857,742	3,467,925
Business loans	1,582,869	(969,745)	(2,269)	2,406,303	3,017,158
Real estate loan	3,471,356	(819,772)	(17,476)	2,487,304	5,121,412
Rural loans	177,637	(158,117)	—	680,671	700,191
Total	8,790,057	(3,393,175)	(67,616)	11,887,095	17,216,362

	Opening							New loans	End
	balance on	Transfer to	Transfer to	Transfer from	Transfer from		Write-off for	and interest	balance on
Stage 1	01/01/2020	Stage 2	Stage 3	Stage 2	Stage 3	Settlements	loss	accrued	12/31/2020
Payroll Card	77,089	(444)	(2,433)	40	10	(6,590)	(212)	(3,347)	64,113
Multiple Card	683,629	(4,201)	(42,212)	5,113	8,508	(162,026)	(9,234)	1,294,294	1,773,870
Overdraft protection agreement	1,434	—	—	816	200	—	—	17,742	20,193
Check Account	6,566	—	(1,536)	324	452	—	(4,892)	9,543	10,457
Personal Credit	875,451	(14,721)	(19,221)	913	263	(540,865)	(2,450)	1,179,535	1,478,905
Business loans	435,982	(109)	(1,637)	—	—	(349,762)	(735)	1,495,645	1,579,384
Real estate credit	2,146,634	(89,342)	(47,101)	114,130	20,051	(441,402)	(1,951)	1,485,924	3,186,942
Rural Credit	—	—	—	—	—	—	—	177,637	177,637
	4,226,785	(108,816)	(114,141)	121,336	29,484	(1,500,646)	(19,475)	5,656,973	8,291,501

	Opening							New loans	End
	balance on	Transfer to	Transfer to	Transfer from	Transfer from		Write-off for	and interest	balance on
Stage 2	01/01/2020	Stage 1	Stage 3	Stage 1	Stage 3	Settlements	loss	accrued	12/31/2020
Payroll Card	821	(40)	(5)	444	1	(96)	(680)	13	457
Multiple Card	26,814	(5,113)	(623)	4,201	—	(5,949)	(15,108)	15,781	20,002
Overdraft protection agreement	816	(816)	—	—	—	—	—	—	—
Check Account	5,147	(324)	(784)	—	39	—	(4,008)	132	203
Personal Credit	17,739	(913)	(2,468)	14,721	93	(6,808)	(4,159)	13,851	32,058
Business loans	3,026	—	(1)	109	—	(2,219)	(499)	882	1,298
Real estate credit	276,208	(114,130)	(26,501)	89,342	7,740	(63,011)	(5,901)	21,334	185,080
Rural Credit	—	—	—	—	—	—	—	—	—
	330,572	(121,336)	(30,382)	108,816	7,873	(78,083)	(30,354)	51,992	239,098

	Opening							New loans	End
	balance on	Transfer to	Transfer to	Transfer from	Transfer from		Write-off for	and interest	balance on
Stage 3	01/01/2020	Stage 1	Stage 2	Stage 1	Stage 2	Settlements	loss	accrued	12/31/2020
Payroll Card	2,499	(10)	(1)	2,433	5	(271)	(2,211)	717	3,162
Multiple Card	73,101	(8,508)	—	42,212	623	(13,709)	(50,878)	67,927	110,768
Overdraft protection agreement	200	(200)	—	—	—	—	—	—	—
Check Account	7,892	(452)	(39)	1,536	784	—	(6,283)	135	3,572
Personal Credit	28,685	(263)	(93)	19,221	2,468	(3,950)	(21,357)	15,725	40,437
Business loans	4,417	—	—	1,637	1	(1,750)	(2,660)	542	2,187
Real estate credit	103,236	(20,051)	(7,740)	47,101	26,501	(43,440)	(19,979)	13,704	99,333
Rural Credit	—	—	—	—	—	—	—	—	—
	220,030	(29,484)	(7,873)	114,141	30,382	(63,120)	(103,368)	98,750	259,459

	Opening	Completed		New loans	End
	balance on	contracts -	Write-off for	and interest	balance on
Consolidated	01/01/2020	Settlements	loss	accrued	12/31/2020
Payroll Card	80,409	(6,957)	(3,103)	(2,616)	67,732
Multiple Card	783,544	(181,685)	(75,218)	1,378,001	1,904,642
Overdraft protection agreement	2,451	—	—	17,742	20,193
Check Account	19,605	—	(15,183)	9,810	14,231
Personal Credit	921,875	(551,622)	(27,966)	1,209,111	1,551,399
Business loans	443,425	(353,731)	(3,894)	1,497,069	1,582,869
Real estate credit	2,526,078	(547,854)	(27,833)	1,520,962	3,471,354
Rural Credit	—	—	—	177,637	177,637
	4,777,387	(1,641,849)	(153,197)	5,807,715	8,790,057

	Opening							New loans	End
	balance on	Transfer to	Transfer to	Transfer from	Transfer from		Write-off for	and interest	balance on
Stage 1	1/1/2019	Stage 2	Stage 3	Stage 2	Stage 3	Settlements	loss	accrued	12/31/2019
Payroll Card	87,912	—	—	—	—	(87,912)	—	77,089	77,089
Multiple Card	278,310	(6,746)	(35,704)	3,402	—	(17,859)	(165)	462,392	683,630
Business loans	250,256	—	(2,941)	3,486	—	(179,407)	(42)	379,468	450,820
Real estate credit	1,626,968	(157,455)	(47,551)	63,635	8,352	(234,857)	—	880,616	2,139,708
Personal Credit	679,894	(8,690)	(15,985)	2,068	184	(293,075)	(1,260)	512,402	875,538
	2,923,340	(172,891)	(102,181)	72,591	8,536	(813,110)	(1,467)	2,311,967	4,226,785

	Opening							New loans	End
	balance on	Transfer to	Transfer to	Transfer from	Transfer from		Write-off for	and interest	balance on
Stage 2	1/1/2019	Stage 1	Stage 3	Stage 1	Stage 3	Settlements	loss	accrued	12/31/2019
Payroll Card	1,665	—	—	—	—	(1,665)	—	821	821
Multiple Card	20,028	(3,402)	(3,710)	6,746	—	(1,783)	(10,740)	19,675	26,814
Business loans	4,694	(3,486)	—	—	—	(965)	(243)	8,988	8,988
Real estate credit	228,490	(63,635)	(35,095)	157,455	10,883	(51,418)	—	29,527	276,207
Personal Credit	15,534	(2,068)	(2,033)	8,690	201	(3,606)	(3,117)	4,141	17,742
	270,411	(72,591)	(40,838)	172,891	11,084	(59,437)	(14,100)	63,152	330,572

	Opening							New loans	End
	balance on	Transfer to	Transfer to	Transfer from	Transfer from		Write-off for	and interest	balance on
Stage 3	1/1/2019	Stage 1	Stage 2	Stage 1	Stage 2	Settlements	loss	accrued	12/31/2019
Payroll Card	4,356	—	—	—	—	(4,355)	—	2,498	2,499
Multiple Card	27,179	—	—	35,704	3,710	(2,441)	(24,733)	33,681	73,100
Business loans	724	—	—	2,941	—	(400)	(326)	9,557	12,496
Real estate credit	92,560	(8,352)	(10,883)	47,551	35,095	(50,311)	(9,861)	7,439	103,238
Personal Credit	22,477	(184)	(201)	15,985	2,033	(2,939)	(14,441)	5,967	28,697
	147,296	(8,536)	(11,084)	102,181	40,838	(60,446)	(49,361)	59,142	220,030

	Opening	Completed		New loans	End
	balance on	contracts -	Write-off for	and interest	balance on
Consolidated	1/1/2019	Settlements	loss	accrued	12/31/2019
Payroll Card	93,933	(93,932)	—	80,408	80,409
Multiple Card	325,517	(22,083)	(35,638)	515,748	783,544
Business loans	255,674	(180,772)	(611)	398,013	472,304
Real estate credit	1,948,018	(336,586)	(9,861)	917,582	2,519,153
Personal Credit	717,905	(299,620)	(18,818)	522,510	921,977
	3,341,047	(932,993)	(64,928)	2,434,261	4,777,387

12	Securities
a.	Breakdown of securities:

	12/31/2021	12/31/2020	12/31/2019
Fair value through other comprehensive income - FVOCI
Financial Treasury Letters (LFT)	6,201,734	2,675,250	312,288
Debentures	440,093	98,303	—
Certificates of real estate receivables	307,667	197,703	116,099
Real Estate Credit Letters (LCI)	—	3,656	—
Agribusiness Credit Letters (LCA)	—	1,573	—
Investment fund quotas	13,719	268,055	—
Financial Letters	56,439	109,173	—
Bank Deposits Certificates	—	10,609	—
Certificate of Agribusiness Receivables	—	8,289	—
National Treasury Bonds (NTN)	3,675,236	1,919,303	—
National Finacial Treasury Letters (LTN)	412,963	—	—
Commercial Promissory Note	30,087	—	—
Subtotal	11,137,938	5,291,914	428,387

Amortized cost
Debentures	185,571	297,881	260,344
Financial Letters	11,676	18,348	—
National Treasury Bonds (NTN)	606,260	—	—
Rural Product Bill	28,075	—	—
Certificates of Real Estate Receivables	11,353	—	—
Expected loss	(1,602)	(759)	—
Subtotal	841,333	315,470	260,344

Fair value through profit or loss - FVTPL
Investment fund quotas	298,991	182,209	449,638
Certificates of real estate receivables	41,579	3,061	3,839
Certificate of Agribusiness Receivables	10,648	265	781
Debentures	273,716	19,703	5,667
Financial Treasury Letters (LFT)	65,729	—	629
Bank Deposit Certificates	25,092	—	5,076
Agribusiness Credit Letters (LCA)	14,552	—	593
Real Estate Credit Letters (LCI)	7,322	—	140
National Treasury Bonds (NTN)	403	—	—
Financial Letters	40,384	—	—
Subtotal	778,417	205,238	466,363

Total	12,757,687	5,812,622	1,155,094

b.	Income from securities

	2021	2020	2019
Interest income - FVOCI	741,104	42,442	48,399
Fair value gains / losses realized - FVOCI	(80,519)	(49,552)	831
Interest income - Amortized cost	143,783	17,149	2,866
Fair value changes, net - FVTPL	(58,754)	2,021	10,422
Total	745,613	12,060	62,518

c.	Breakdown of the carrying amount of securities by maturity

12/31/2021

	Up to 3	From to 3 to	1 year to 3	From 3 to 5	Above 5	Accounting
	months	12 months	years	years	years	balance
Securities - FVOCI
Financial Treasury Letters (LFT)	70,669	129,144	781,179	1,400,473	3,820,269	6,201,734
Debentures	—	2,591	78,600	172,128	186,774	440,093
Certificates of real estate receivables	—	—	49,524	50,293	207,850	307,667
Investment fund quotas	13,719	—	—	—	—	13,719
Financial Letters	—	—	13,089	14,686	28,664	56,439
Certificate of Agribusiness Receivables	—	—	—	—	—	—
National Treasury Bonds (NTN)	—	—	—	150,298	3,524,938	3,675,236
Letters National Treasury Bills (LTN)	—	—	101,491	311,472	—	412,963
Real Estate Credit Letters (LCI)	—	—	—	—	—	—
Bank Deposits Certificates	—	—	—	—	—	—
Agribusiness Credit Letters (LCA)	—	—	—	—	—	—
Commercial Promisory Notes	—	—	—	30,087	—	30,087

Securities - Amortized cost
Debentures	—	35,186	124,940	24,989	—	185,115
Financial Letters	—	11,669	—	—	—	11,676
National Treasury Bonds (NTN)	—	—	—	—	605,120	605,120
Certificates of Real Estate Receivables	11,353	—	—	—	—	11,353
Rural Product Bill	—	13,016	15,059	—	—	28,075

Securities - FVTPL
Investment fund quotas	298,992	—	—	—	—	298,991
Certificates of real estate receivables	7,694	2,311	13,683	7,310	10,581	41,579
Shares in publicly listed companies	—	—	—	—	—	—
Debentures	16,690	103	42,542	127,525	86,856	273,716
Financial Treasury Letters (LFT)	22,752	—	18,127	14,782	10,068	65,729
National Financial Treasury Letters (LTN)	403	—	—	—	—	403
Letters National Treasury Bills (LTN)	—	—	—	—	—	—
Financial Letters	—	1,146	31,224	3,248	4,766	40,384
Bank deposit certificates	265	7,860	14,260	1,507	1,200	25,092
Certificates of Agricultural Receivables	10,648	—	—	—	—	10,648
Agricultural Credit Letters (LCA)	14,552	—	—	—	—	14,552
Real estate letters of credit (LCI)	6,772	353	197	—	—	7,322
Total securities	474,509	203,379	1,283,915	2,308,798	8,487,086	12,757,687

	12/31/2020
	Up to 3	From to 3	1 year to 3	From 3 to 5	Above 5	Accounting
	months	to 12 months	years	years	years	balance
Securities - FVOCI
Financial Treasury Letters (LFT)	—	36,186	1,277,359	145,314	1,215,632	2,674,491
Debentures	—	5	6,365	61,162	30,771	98,303
Certificates of real estate receivables	—	38,893	3,721	132,333	22,756	197,703
Real Estate Credit Letters (LCI)	2,646	382	628	—	—	3,656
Agribusiness Credit Letters (LCA)	1	14	893	387	278	1,573
Investment fund quotas	10,615	42,114	21,502	—	193,824	268,055
Financial Letters	—	—	—	16,937	92,236	109,173
Bank Deposits Certificates	1,456	1,585	3,550	577	3,441	10,609
Certificate of Agribusiness Receivables	—	3,273	3,143	1,319	554	8,289
National Treasury Bonds (NTN)	—	—	0	474	1,918,829	1,919,303

Securities - Amortized cost
Debentures	—	30,458	193,533	73,890	—	297,881
Financial Letters	—	7,207	11,141	—	—	18,348
Securities - FVTPL
Investment fund quotas	182,209	—	—	—	—	182,209
Certificates of real estate receivables	—	983	778	1,300	—	3,061
Certificate of Agribusiness Receivables	—	—	83	—	182	265
Debentures	—	256	1,306	2,963	15,178	19,703
Financial Treasury Letters (LFT)	—	—	—	—	—	—
Bank Deposit Certificates	—	—	—	—	—	—
Agribusiness Credit Letters (LCA)	—	—	—	—	—	—
Real Estate Credit Letters (LCI)	—	—	—	—	—	—
Total securities	196,927	161,356	1,524,002	436,656	3,493,681	5,812,622

12/31/2019
Up to 3	From to 3 to	1 year to	From 3 to 5	Above	Accounting

	months	12 months	3 years	years	5 years	balance
Securities - FVOCI
Financial Treasury Letters (LFT)	—	52,140	189,967	70,191	—	312,288
Certificates of real estate receivables	—	264	—	98,716	17,119	116,099

Securities - Amortized cost
Debentures	—	11,740	88,195	160,409	—	260,344
Securities - FVTPL
Investment fund quotas	433,980	—	15,658	—	—	449,638
Financial Treasury Letters (LFT)	629	—	—	—	—	629
Real Estate Credit Letters (LCI)	140	—	—	—	—	140
Certificates of real estate receivables	3,839	—	—	—	—	3,839
Certificate of Agribusiness Receivables	781	—	—	—	—	781
Bank Deposit Certificates	4,371	—	—	—	—	4,371
Debentures	6,372	—	—	—	—	6,372
Agribusiness Credit Letters (LCA)	593	—	—	—	—	593
Total securities	450,705	64,144	293,820	329,316	17,119	1,155,094

13	Equity accounted investees

On March 5, 2021, Inter concluded the acquisition of 45% of equity interest of BMG Granito Soluções em Payment S.A. (“Granito”). The interest in Granito is part of Inter’s strategy to acquire new companies with a strong technological basis and innovative profile.

Founded in 2015, Granito operates in the payment sector (solutions in payment) developing customized products for its clients.

	% in share capital			Equity acounted investees			Income from equity interests in affiliates
Related companies	12/31/2021	12/31/2020	12/31/2019	12/31/2021	12/31/2020	12/31/2019	12/31/2021	12/31/2020	12/31/2019
Investment in associate - Granito Soluções em Pagamento S.A.	45.00%	—	—	81,294	—	—	(8,764)	—	—
Total				81,294	—	—	(8,764)	—	—

Other investments				1,151	—	—	—	—	—
Total investments				82,445	—	—	(8,764)	—	—

14	Property and equipment
a.	Breakdown of property and equipment:

		12/31/2021				12/31/2020				12/31/2019
	Annual	Historical	Accumulated	Business	Carrying	Historical	Accumulated	Business	Carrying	Historical	Accumulated	Carrying
	depreciation rate	Cost	Depreciation	Combination	Amount	Cost	Depreciation	Combination	Amount	Cost	Depreciation	Amount
Buildings	4%	27,547	(14,677)	17	12,887	21,697	(14,502)	272	7,467	5,464	(112)	5,352
Furniture and Equipment	10%	12,445	(4,754)	1,257	8,948	10,106	(74)	113	10,145	18,958	(4,447)	14,511
Data processing systems	20%	14,390	(73)	—	14,317	12,336	(60)	12	12,288	9,598	(6,997)	2,601
Right of use asset – buildings	38%	131,064	(3,741)	—	127,323	109,264	(1,318)	—	107,946	69,393	(1,510)	67,883
Right of use asset – Equipments	38%	—	—	—	—	—	—	—	—	3,404	(1,900)	1,504
Total		185,446	(23,245)	1,273	163,475	153,403	(15,954)	397	137,846	106,817	(14,966)	91,851

b.	Changes in property and equipment

	Balance on		Business			Balance
	12/31/2020	Addition	combination	Transfer	Write-offs	on 12/31/2021
Historial cost
Buildings	21,969	5,783	61	(205)	—	27,608
Furniture and Equipment	10,219	2,926	1,567	(99)	(600)	14,012
Data processing systems	12,348	1,740	—	304	(2)	14,390
Right of use asset – buildings	109,264	21,800	—	—	—	131,064
Total - historical cost	153,800	32,249	1,627	—	(602)	187,074
Accumulated depreciation
Buildings	(14,502)	(175)	(44)	—	—	(14,721)
Furniture and Equipment	(74)	(4,681)	(309)	—	—	(5,064)
Data processing systems	(60)	(12)	—	—	—	(72)
Right of use asset – buildings	(1,318)	(2,423)	—	—	—	(3,741)
Total - accumulated depreciation	(15,954)	(7,291)	(353)	—	—	(23,598)

Total - carrying amount	137,846	24,958	1,273	—	(602)	163,475

	Balance		Business			Balance on
	on 12/31/2019	Addition	combination	Transfer	Write-offs	12/31/2020
Historial cost
Buildings	5,464	5,920	353	11,106	(874)	21,969
Furniture and Equipment	18,958	4,939	164	(11,106)	(2,736)	10,219
Data processing systems	9,598	4,985	66	—	(2,301)	12,348
Right of use asset – buildings	69,393	39,871	—	—	—	109,264
Right of use asset – Equipments	3,404	—	—	—	(3,404)	—
Total - historical cost	106,817	55,715	582	—	(9,315)	153,800
Accumulated depreciation
Buildings	(112)	(2,723)	(82)	(11,585)	—	(14,502)
Furniture and Equipment	(4,447)	(111)	(51)	4,535	—	(74)
Data processing systems	(6,997)	(60)	(53)	7,050	—	(60)
Right of use asset – buildings	(1,510)	—	—	—	192	(1,318)
Right of use asset – Equipments	(1,900)	—	—	—	1,900	—
Total - accumulated depreciation	(14,966)	(2,894)	(186)	—	2,092	(15,954)

Total - carrying amount	91,851	53,616	397	—	(7,223)	137,846

	Balance on	Initial adoption	Adjusted balance			Balance on
	12/31/2018	of IFRS 16	on 1/1/2019	Addition	Write-offs	12/31/2019
Historial cost
Buildings	—	—	—	5,464	—	5,464
Furniture and Equipment	13,486	—	13,486	5,472	—	18,958
Data processing systems	9,031	—	9,031	567	—	9,598
Right of use asset – buildings	—	69,393	69,393	—	—	69,393
Right of use asset – Equipments	—	3,404	3,404	—	—	3,404
Total - historical cost	22,517	72,797	95,314	11,503	—	106,817
Accumulated depreciation
Buildings	—	—	—	(112)	—	(112)
Furniture and Equipment	(2,698)	—	(2,698)	(1,749)	—	(4,447)
Data processing systems	(5,989)	—	(5,989)	(1,008)	—	(6,997)
Right of use asset – buildings	—	(1,510)	(1,510)	—	—	(1,510)
Right of use asset – Equipments	—	(1,900)	(1,900)	—	—	(1,900)
Total - accumulated depreciation	(8,687)	(3,410)	(12,097)	(2,869)	—	(14,966)
Total - carrying amount	13,830	69,387	83,217	8,634	—	91,851

The Group does not have any property and equipment pledged as collateral.

15	Intangible assets
a.	Breakdown of intangible assets

		12/31/2021				12/31/2020				12/31/2019
	Annual	Historical	Accumulated	Business	Carrying		Accumulated	Business	Carrying	Historical	Accumulated	Carrying
	amortization rate	Cost	Amortization	combination	Amount	Historical Cost	Amortization	combination	Amount	Cost	Amortization	Amount
License of Use Software	20%	129,399	(82,249)	—	47,150	73,336	(43,855)	8	29,489	19,738	(11,580)	8,158
Development costs	10%	129,948	(14,531)	—	115,417	74,407	(5,263)	—	69,144	—	—	—
Customer portfolio	20%	9,341	(3,739)	—	5,602	9,341	(1,630)	—	7,711	—	—	—
Goodwill	8%	90,700	—	1	90,702	38,963	—	—	38,963	—	—	—
Intangible in progress	—	170,334	—	1,299	171,633	79,209	—	—	79,209	71,090	—	71,090
Total Intangible		529,722	(100,519)	1,300	430,504	275,255	(50,748)	8	224,516	90,828	(11,580)	79,248

b.	Changes in intangible assets

Transaction

					Business	Amortization or
	12/31/2020	Addition	Write-offs	Transfer	combination	Impairment	12/31/2021
License of use (a)	29,489	99,483	(40,435)	(3,350)	—	(38,037)	47,150
Development costs (b)	69,144	3,903	—	51,638	—	(9,268)	115,417
Customer portfolio	7,710	1,631	—	—	—	(3,739)	5,602
Goodwill (c)	38,964	51,737	—	—	1	—	90,702
Intangible in progress (d)	79,209	146,876	(7,463)	(48,288)	1,299	—	171,633
Total intangible	224,516	303,630	(47,898)	—	1,300	(51,044)	430,504

					Business	Amortization or
	12/31/2019	Addition	Write-offs	Transfer	combination	Impairment	12/31/2020
License of use	8,158	55,159	(1,561)	—	8	(32,275)	29,489
Development costs	—	—	—	74,407	—	(5,263)	69,144
Customer portfolio	—	9,340	—	—	—	(1,630)	7,710
Goodwill	—	38,964	—	—	—	—	38,964
Intangible in progress	71,090	94,428	(11,902)	(74,407)	—	—	79,209
Total intangible	79,248	197,891	(13,463)	—	8	(39,168)	224,516

	12/31/2018	Addition	Write-offs	Transfer	Amortization	12/31/2019
Right of use	5,121	9,202	—	—	(10,158)	4,165
Software	199	3,850	—	—	(56)	3,993
Intangible in progress	21,099	49,991	—	—	—	71,090
Total intangible	26,419	63,043	—	—	(10,214)	79,248
(a)	License of use: refers to software acquired from third parties and use in the provision of Inter’s information processing services.
(b)	Development costs refer to the values of the “Core Banking” project, which consists of the implementation in the accounting integration software.
(c)	Refers to the goodwill of companies: Acerto Cobrança, Duo Gourmet and IM Designs.
(d)	Intangible in progress: refer to new projects that the Group is developing, three projects had significant additions in the period:
●	“Atari”, which aims to unify the transactional bases of the current account
●	“Interlake”, which aims to create a single registration base.
●	“Safer Payments”, with the objective of restructuring the payment platform.

16	Non-current assets held-for-sale

	12/31/2021	12/31/2020	12/31/2019
Real Estate	129,793	119,929	121,632
Total	129,793	119,929	121,632

The balance of non-current assets held-for-sale comprises assets originally received as collateral for loans and advances to customers, which were repossessed. Non-current assets held-for-sale are normally sold at auctions, which usually occur within one year.

17	Other assets

	12/31/2021	12/31/2020	12/31/2019
Amount receivable from the sale of non-controlling interest in a subsidiary (a)	77,154	109,216	—
Commissions and bonus receivable (b)	142,543	100,509	20,654
Prepaid expenses (c)	159,688	74,140	47,130
Pending settlements (d)	148,995	67,926	7,806
Other Amounts	47,118	45,714	17,662
Early settlement of credit operations	7,524	39,723	52,395
Sundry debtors (e)	71,234	24,580	9,655
Agreements on sales of properties receivable	27,948	24,542	33,988
Tax and contributions to be offset against future amounts payable	51,928	21,960	1,472
Advanced Payment to Third Parties (f)	58,604	10,370	1,258
Exchange Portfolio	—	—	34
Total	792,735	518,681	192,054
(a)	Amounts receivable from the sale of non-controlling interest in a subsidiary consists substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of BRL 45,000 and contingent consideration to be paid based on Inter Seguros’ EBITDA in 2021, 2022, 2023 and 2024.
(b)	Commissions and bonuses receivable: relates, primarily to the bonus receivable from the business contract signed with Mastercard.
(c)	Prepaid expenses: includes payments for card expenses that involve the generation of economic benefits for Inter, in subsequent period
(d)	Pending settlements: relates, primarily to transactions to be processed by Mastercard, with a value of R$123,527 (2020: R$49,399; 2019: R$1,395), in addition to settlement balances receivable from the B3 exchange of R$25,468 (2020: R$ 15,696; 2019: R$4,427).
(e)	Sundry debtors: relates, primarily to amounts of portability to process, amounts to process from credit cards, chargeback, negotiation and intermediation of amounts and debtors by escrow deposit.
(f)	Advances to third parties: relates, primarily the advance payment of third-party services in the amount of R$ 39,724 (2020: R$ 7,316) advance payment of administrative expenses R$ 17,677 (2020: R$ 2,365) and others advances R$ 1,203 (2020: R$ 688; 2019: R$1,258).
18	Liabilities with financial and similar institutions

Breakdown of liabilities with financial and similar institutions

	12/31/2021	12/31/2020	12/31/2019
Time deposits	139,477	—	332,242
Payables with credit card network	3,876,964	1,654,039	640,610
Interdependent relations	351,490	—	1,149
Securities sold under agreements to repurchase	973,533	102,874	178,491
Total liabilities with financial institutions	5,341,464	1,756,913	1,152,492

19	Liabilities with customers

Breakdown of liabilities with customers

	12/31/2021	12/31/2020	12/31/2019
Demand deposits	9,932,809	6,713,351	2,094,127
Time deposits	6,922,061	4,771,204	2,259,047
Savings deposits	1,230,039	887,666	307,098
Creditors by resources to release	248,633	64,410	54,167
Total liabilities with customers	18,333,543	12,436,632	4,714,439

20	Securities issued

Breakdown of securities issued

	12/31/2021	12/31/2020	12/31/2019
Financial Letters - LF	—	—	11,186
Real estate credit credit bills – (LCIs) (a)	3,572,093	1,729,436	1,695,690
Guaranteed Real Estate Letters - LIG	—	—	12,704
Total securities issued	3,572,093	1,729,436	1,719,580
(a)	Real Estate Credit Bill (LCI) is a fixed income instrument with exemption from income tax for individuals, backed by real estate loans. They are issued on demand, remunerated at a fixed or floating rate and have a fixed maturity. The Group offers LCIs issued by Banco Inter to its retail customers as a tax-free investment alternative to time deposits. Real estate loans with a gross value of R$3,572,093 (2020: R$1,729,436; 2019: R$1,695,690) are pledged as collateral for these instruments.
21	Borrowing and onlending

Refers to amounts borrowed from Caixa Econômica Federal (CEF) and lent on to customers as real estate loans (onlending) with rates ranging from 4.5% to 6% p.a.

	12/31/2021	12/31/2020	12/31/2019
Onlending obligations	25,071	27,405	29,800
Total borrowing and onlending	25,071	27,405	29,800

22	Tax liabilities

	12/31/2021	12/31/2020	12/31/2019
Income tax and social contribution	41,764	9,947	4,725
Tax on financial transactions	2,821	1,427	3,630
PIS/COFINS	14,419	7,505	4,058
INSS/FGTS	14,069	7,229	4,455
Other taxes	5,333	4,163	1,334
Total tax liabilities	78,406	30,271	18,202

23	Provisions

	12/31/2021	12/31/2020	12/31/2019
Provisions for legal and administrative proceedings	21,682	20,613	18,516
Provision for expected credit losses on loan commitments	31,166	3,024	3,539
	52,848	23,637	22,055

Provision for expected credit losses on loan commitments

The Group has expected credit losses for financial assets that include both a funded component and a unfunded loan commitment component. To the extent that the combined value of expected credit losses exceeds the gross carrying amount of the financial asset, the remaining balance is shown as a provision.

Total
Balance on January 1, 2021	3,024
(+) Consitution / increase in provision	28,142
Balance on December 31, 2021	31,166

Total
Balance on January 1, 2020	3,539
(-) page reversal	(515)
Balance on December 31, 2020	3,024

Total
Balance on January 1, 2019	3,891
(-) payment	(352)
Balance on December 31, 2019	3,539

Provisions for legal and administrative proceedings

a.	Contingent assets

Legal entities in the Group figure as plaintiffs in judicial proceedings seeking to recover non-performing customers loans. They mostly involve executions of judicial and extrajudicial instruments (Bank Credit Notes) issued in working capital and factoring transactions. Generally, in cases where there is a request for judicial recovery or bankruptcy of debtors, the Group includes their receivables in these proceedings whilst continuing to try and collect from the guarantors. Finally, in operations where there are property liens, the Group takes the ownership of such property if there is customer default.

b.	Provisions

The legal entities in the Group, in the normal course of their activities, are parties to tax, social security, labor and civil lawsuits. The respective provisions were made taking into account the laws in force, the opinion of legal advisors, the nature and complexity of the cases, case law, past loss experience and other relevant criteria that allow the most adequate estimate possible.

(i)Labor lawsuits

These are lawsuits filed by employees and former employees, seeking to obtain indemnities of a labor nature. Amounts provisioned are related to processes in which alleged labor rights are discussed, such as overtime and salary equalization. On an individual basis, amounts provided for labor lawsuits are not significant.

(ii)Civil lawsuits

The majority of lawsuits refer to indemnities for material and moral damages related to the Group’s products, such as payroll deductible loans, in addition to declaratory and remedial actions, compliance with the limit of a 30% deduction from a borrower’s salary, presentation of documents and adjustment actions.

c.	Change in provisions for legal and administrative proceedings

	Labor	Civil	Tax	Total
Balance on January 1, 2021	3,173	16,424	1,016	20,613
(+) Consitution / increase in provision	1,601	17,401	—	19,002
(-) payment	(1,462)	(15,454)	(1,017)	(17,933)
Balance on December 31, 2021	3,312	18,371	(1)	21,682

Balance on January 1, 2020	3,678	13,881	957	18,861
(+) Consitution / increase in provision	1,492	13,729	59	15,280
(-) payment	(1,997)	(11,186)	—	(13,183)
Balance on December 31, 2020	3,173	16,424	1,016	20,613

Balance on January 1, 2019	3,945	14,226	915	19,086
(+) Consitution / increase in provision	1,893	6,492	42	8,427
(-) payment	(2,160)	(6,837)	—	(8,997)
Balance on December 31, 2019	3,678	13,881	957	18,516

d.	Contingent liabilities with possible losses

(i) Tax contingent liabilities classified as possible losses

i)Income tax and social contribution

On August 30, 2013, a tax assessment notice was issued (referring to some expenses considered as non-deductible) requiring the payment of amounts of income tax and social contribution related to the calendar years 2008 to 2009, plus an official fine of 150% and interest on late payment, in addition to the application of an isolated fine of 50% on the indications of income tax and social contribution. The values were as follows:

12/31/2021	12/31/2020	12/31/2019
Total	Total	Total
63,805	53,274	53,131

ii)COFINS

Inter is discussing in court its COFINS obligations from the period between 1999 and 2008, due to the Federal Revenue Service’s understanding that financial revenues should be included in the calculation basis of the referred contribution. Inter has a decision of the Federal Supreme Court, dated December 19, 2005, granting the right to pay COFINS based only on the revenue from services rendered, instead of the total revenue which would include financial revenues. During the period from 1999 to 2006, Inter made a judicial deposit and/or made the payment of the obligation. In 2006, upon a favorable decision of the Federal Supreme Court and express agreement of the Federal Revenue Service, Inter’s judicial deposit was released. In addition, the authorization of the use of credits, for amounts previously overpaid, against current obligations was ratified without challenge by the Federal Revenue Service, on May 11, 2006.

The following table shows the related processes and the value being claimed

	12/31/2021
Note	Principal	Fine	Interest	Total
(i)	1,254	251	2,600	4,105
(ii)	3,496	699	4,809	9,004
(iii)	10,027	154,414	—	164,441
(iv)	11,212	8,409	14,537	34,158
(v)	1,367	273	834	2,474
(vi)	—	688	185	873
(vii)	8,586	6,439	7,408	22,433
(viii)	9,310	6,982	6,407	22,699
	45,252	178,155	36,780	260,187

	12/31/2020				12/31/2019
Note	Principal	Fine	Interest	Total	Principal	Fine	Interest	Total
(i)	1,254	251	2,553	4,058	1,254	251	2,516	4,021
(ii)	3,496	699	4,678	8,873	3,496	699	4,576	8,771
(iii)	10,027	14,889	—	24,918	10,027	—	14,563	24,590
(iv)	11,212	8,409	13,803	33,423	11,212	8,409	13,228	32,849
(v)	1,367	273	783	2,424	1,367	273	743	2,384
(vi)	—	688	159	848	—	688	139	827
(vii)	8,586	6,439	6,846	21,871	8,804	6,603	6,567	21,975
(viii)	9,310	6,982	5,797	22,090	9,310	6,982	5,320	21,612
	45,252	38,630	34,619	118,506	45,470	23,905	47,652	117,029
(i)

On July 2, 2010, the Federal Revenue Service, contrary to a decision of the Federal Supreme Court, which was final and unappealable, as described above, filed an administrative proceeding claiming the amounts of judicial deposits related to COFINS previously made by Inter.

On October 5, 2010, an injunction was granted demanding that the defense presented in the administrative proceeding files be heard within the hierarchical appeal process as well as suspending the demand for payment. The last update of the process took place in 2017, with a hearing with the auxiliary judge to emphasize the particularities of the case, in particular the reasons why the special appeal in the Union should not be admitted due to procedural aspects.

(ii)

On July 14, 2010, the Federal Revenue Service filed an administrative proceeding charging the amounts of refund requests for amounts paid in excess to COFINS raised by Inter. The process is in progress, and the judgment of the motion for clarification is awaited.

After Inter filed an Expression of Dissatisfaction, the Administrative Council of Tax Appeals determined the suspension of the administrative process until its judgment at the Federal Supreme Court.

(iii)	On November 11, 2010, tax assessment notices were issued claiming amounts due of PIS and COFINS, plus a fine of 75% and interest on arrears in the period from March 2006 to December 2008.

After Inter filed an Expression of Dissatisfaction, the Administrative Council of Tax Appeals determined the suspension of the administrative process until its judgment at the Federal Supreme Court.

(iv)

On December 15, 2014, a tax assessment notice was issued claiming amounts due of COFINS due to alleged underpayment in the period from January 2010 to December 2011, plus a fine of 75% and interest on arrears.

(v)

On October 9, 2015, Inter was notified by Internal Revenue Service of the decision to dismiss its right to offset tax payables in January and February 2014 with the COFINs credits arising from past payments considered undue by Inter.

On November 3, 2015, Inter filed an Expression of Dissatisfaction, to which a response is pending. Currently, the distribution of Banco Inter’s appeal in CARF and subsequent designation of Reporting Board Member is awaited.

(vi)

On January 24, 2017, a tax assessment notice was issued claiming an isolated fine of 50% on the amount of the tax payable whose offset was not approved in administrative proceeding no. 10680.723654/2015-41. On February 24, 2017, an objection was presented by Banco Inter, which is awaiting consideration at the 1st administrative level.

(vii)

On April 5, 2017, a tax assessment notice was issued claiming amounts of COFINS due, plus a fine of 75% and interest in arrears, on the allegation that Inter, in the calendar year 2013, underpaid due to the non-inclusion of “financial income” in the calculation basis.

On March 26, 2019, Inter’s voluntary appeal was distributed to the 1st Ordinary Class of the 2nd Chamber of the 3rd Judicial Section of CARF (“Administrative Board of Tax Appeals”). It is expected the appeal to be included in the list of CARF judgments.

(viii)On October 31, 2018, a tax assessment notice was issued claiming amounts of COFINs due, plus a fine of 75% and interest in arrears, on the allegation that Inter, in the calendar year 2014,Inter underpaid due to the non-inclusion of “financial income” in the calculation basis. Inter is awaiting the judgment of the challenge it has presented.

24	Other liabilities

	12/31/2021	12/31/2020	12/31/2019
Provision for creditors and various suppliers	239,901	219,867	47,070
Lease financial liabilities (Note 24 a)	137,085	111,328	70,460
Payments to be processed	48,639	44,732	60,472
Contract liabilities (a)	48,943	38,867	—
Agreements to be transferred	37,301	28,923	50
Provisions for salaries, vacations and other labor charges	44,684	21,518	11,855
Administrative check	7	4,235	1,379
Other liabilities	27,439	3,005	512
Financing to be released	17,704	2,638	3,752
Foreign exchange transactions	1,212	—	—
Payable Dividends	11	7	15,398
Other	14,424	300	5,167
Total other liabilities	617,349	475,420	216,115
(a)	Contract liabilities: The balance consists of amounts received, not yet recognized in the income statement arising from the exclusive contract for insurance products signed between the subsidary Inter Digital Corretora and Consultoria de Seguros Ltda. (“Inter Seguros”) and Liberty Seguros.
a.	Lease liability

The rollforward of lease liabilities is as follows:

Balance on January 1, 2021	111,328
New contracts	12,486
Payments	(29,793)
Accrued interest	43,064
Balance on December 31, 2021	137,085

Balance on January 1, 2020	70,460
New contracts	52,528
Payments	(29,909)
Accrued interest	18,249
Balance on December 31, 2020	111,328

Balance on January 1, 2019	9,405
New contracts	64,301
Payments	(4,196)
Accrued interest	950
Balance on December 31, 2019	70,460

Lease maturity

The maturity of the lease liabilities on December 31, 2021 is as follows:

●	BRL 2,765 within 1 year;
●	BRL 12,486 between 1 and 5 years; and
●	BRL 121,834 more than 5 years.

25	Equity
a.	Share capital

	Quantity of shares
Date	Common	Preferred	Total
5/7/2021	228,521,790	37,718,654	266,240,444
12/31/2021	228,521,790	37,718,654	266,240,444

As of December 31, 2021, Inter Platform’s authorized share capital is US$50,000 divided into 5,000,000,000 shares of par value of US$0.00001 each, of which 228,521,790 have been issued as common shares with a par value of US$0.00001 each and 37,718,654 have been issued as preferred shares with a par value of US$0.00001 each. Inter Platform’s share capital paid was R$ 13 as of December 31, 2021.

The rights of the holders of Common Shares and Preferred Shares are identical, except with respect to voting.

Holders of Common Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company, and each Common Share shall entitle the holder to 1 vote on all matters subject to a vote at general meetings of the Company.

Holders of Preferred Shares shall have no right to vote at general meetings of the Company.

Without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares established holders of Common Shares and holders of Preferred Shares shall:

(a)be entitled to such dividends as the Board may from time to time declare;
(b)in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purposes of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company, subject to the terms of any shareholders agreement to which all Members are a party; and
(c)generally be entitled to enjoy all of the rights attaching to Common Shares and Preferred Shares.

In no event shall Common Shares be convertible into Preferred Shares or Preferred Shares be convertible into Common Shares

b.	Other comprehensive income

The value corresponds to the Net change in fair value - financial assets at FVOCI, which includes the expected credit loss for those financial assets.

c.	Dividends

The Company has not declared or paid dividends in the year ended December 31, 2021.

From January 1, 2021 to May 6, 2021 Banco Inter paid dividends of R$3,122.

In the year ended December 31, 2020 Banco Inter paid dividends of R$ 39,949 (2019: R$51,252).

For the year-ended December 31, 2021 Inter Digital Corretora e Consultoria de Seguros Ltda. paid dividends of R$35,647 to NCI.

In the year-ended December 31, 2021 Banco Inter paid dividends of R$7,251 to NCI.

In the year-ended December 31, 2021 Inter Platform paid dividends of R$9,307 to NCI.

d.	Earnings per share

	Basic and diluted earning per share
	2021	2020	2019
Net Profit (Loss) attributable to shareholders	(36,438)	9,648	9,548
Average number of shares	2,540,716,879	2,233,956,090	1,919,855,417
Basic and diluted earnings per share (BRL)	(0.0143)	0.0043	0.0050

Earnings per share has been calculated to adjusting profit (loss) to reflect the economic interest of the shareholders’ of the Company for the three-years period ended on December 31, 2021:

●	and the quantity of shares issued by the Company as of December 31, 2021 has been adjusted retrospectively to reflect the participation of the shareholders of the Company in the equity of Banco Inter prior to May 07, 2021.
e.	Non-Controlling Interest

Prior to the Restructuring on May 7, 2021, the non-controlling interest corresponds to the investments of third parties in the direct and indirect subsidiaries of Banco Inter.

Following the Restructuring the non-controlling interest corresponds to third party investors in Banco Inter and third party investors in the direct and indirect subsidiaries of Banco Inter.

On June 24, 2021, Banco Inter undertook a subsequent primary offering of shares and issued 143,017,604 common shares and 142,252,104 preferred shares, including the shares underlying units, for a total value of R$5,488,170. The Company did not participate in this offering and, as a result, the total value of R$5,488,170 thousand was recognized in equity. The amount of R$3,921,283 was recognized in NCI based on their proportionate interest in the net assets of Banco Inter, the remaining amount of R$ 1,566,887 was recognized as reserves.

On December 31, 2021, Inter Platform indirectly holds 31.44% of Banco Inter’s overall equity interest and 53.3% of the voting rights.

Share-based payments expenses, shown in Note 33, will increase the percentage of non-controlling interest over Banco Inter when the options are exercised.

f.	Sale of NCI without a change in control

On May 08, 2019, Inter sold 40% of the shares it owned in its subsidiary Inter Digital Corretora de Seguros S.A (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“WIZ”), however, the sale did not result in the loss of control.

Fair value of consideration received	45,000
Related income tax	(18,000)
Increase in equity attributable to owners of the Company	27,000

In 2020 the Group created the fund BMA Inter Fundo de Investimentos em Direitos Creditorios Multissetorial. The Group purchased all of its quotas and consolidates the fund. During 2020 the Group sold 18.8% of its interest to the market resulting in an increase in the non-controlling interests of Inter.

26	Net interest income

	2021	2020	2019
Interest income
Amounts due from financial institutions	71,106	126,619	139,642
Loans and advances to customers	1,359,169	809,628	635,308
Foreign exchange transactions	5,153	6,561	565
Total interest income	1,435,428	942,808	775,515
Interest expenses
Securities issued	(207,670)	(73,597)	(117,722)
Deposits from customers	(294,237)	(93,319)	(121,416)
Saving	(25,640)	(8,745)	(5,673)
Securities purchased with agreements to resell	(10,097)	(5,056)	(8,773)
Borrowing and onlending	(1,641)	(1,545)	(2,050)
Leases	(3,957)	(2,064)	(950)
Financial asset transf. and sale operations	—	(9)	(134)
Total interest expense	(543,242)	(184,335)	(256,717)
Net interest income	892,186	758,473	518,798

27	Net result from services and commissions

	2021	2020	2019

Income from Bank Fees	50,992	40,436	29,397
Card interchange fees	369,340	137,863	58,152
Revenues from services and commissions	63,223	50,663	18,870
Third Parties´ funds administration	42,182	13,335	9,137
Exchange brokerage and securities	7,052	8,842	8,334
Income from credit card	888	184	17
Management and structuring fees	2,523	1,900	2,296
Other services	6,369	3,921	4,254
Total revenues from services and commissions	542,569	257,145	130,457

Expenses from services and commissions
Services and commissions	(1,905)	(6,147)	(27,525)
Bank expenses	(98,392)	(65,464)	(29,102)

Total expenses from services and commissions	(100,297)	(71,611)	(56,627)

Total	442,272	185,534	73,830

28	Other revenues

a. Other revenues

	2021	2020	2019
Revenues from cards (a)	132,193	75,230	24,610
Foreign exchange revenues	24,667	17,318	5,976
Other operating income	21,226	8,406	9,200
Recovery of charges and expenses	6,021	3,321	3,977
Portability income	5,868	2,347	1,408
Evaluation fees	—	2,307	6,180
Receivable income from securities and credits	106	953	1,492
Total	190,082	109,882	52,843

(a)	Revenue from cards: consists substantially of the result of the commercial agreement between Inter and Mastercard, which offers performance bonuses to Inter as the volume of card issuance increases.

b. Other income

	2021	2020	2019
Revenue from sales of investments (a)	—	109,216	—
(a)	On December 2020, this value (R$ 109,216) consists primarily of changes in the fair value of the variable portion of the sale of 40% of the Inter Seguros to Wiz in 2019.
29	Impairment losses of financial assets

	2021	2020	2019
Loss on impairment adjustment of loans and advances to customers	(649,510)	(239,840)	(161,265)
Expected loss for securities - FVOCI	(18,948)	(12,701)	—
Expected loss for securities - amortized cost	(843)	(759)	(1,199)
Recovery of written-off credits	73,719	39,612	23,894
Total impairment loss on financial assets	(595,581)	(213,688)	(138,570)

30	Personnel expenses

	2021	2020	2019
Salaries	(208,541)	(117,622)	(78,738)
Remuneration of the executive office and the board of directors	(22,794)	(15,893)	(12,820)
Social security charges	(80,908)	(37,128)	(29,793)
Profit share	(24,014)	(2,685)	(9,034)
Expenses for vacation and thirteenth salary	(45,677)	(21,480)	(13,877)
Benefits	(53,820)	(32,150)	(23,073)
Other personnel expenses	(7,574)	(2,138)	(1,863)
Total	(443,328)	(229,096)	(169,198)

31	Other administrative expenses

	2021	2020	2019
Data processing and informatice	(409,723)	(189,351)	(109,199)
Advertisement, publicity, publications and public relations	(145,279)	(55,354)	(40,241)
Taxation expenses	(146,757)	(69,676)	(41,415)
Communication	(103,723)	(81,892)	(45,890)
Bank expenses	(94,743)	(123,492)	(55,671)
Other Administration expenses (a)	(219,618)	(20,133)	(23,023)
Third party services	(85,091)	(47,501)	(29,134)
Rent, condominium fee and property maintenance	(33,236)	(18,628)	(13,145)
Portability expenses	(25,498)	(4,928)	(4,560)
Provision for Contingencies	(19,003)	(14,227)	(8,413)
Granted discounts	(15,983)	(7,612)	(5,629)
Notary public and legal expenses	(12,822)	(5,066)	(2,421)
Water and energy expenses	(3,015)	(1,100)	(1,319)
Expenses for Serasa	(1,949)	(2,016)	(893)
Travel expenses	(357)	(319)	(648)
Gain (loss) from disposal of values and property	5,836	(32)	(413)
Provision for loss of non-current assets held for sale	—	—	(4,295)
Total	(1,310,961)	(641,327)	(386,309)
(a)	Mainly includes administrative expenses such transportation, sundry reimbursements, insurance, advertisements, promotions, public relations, condominium and other items affected by the group’s expansion in the period.

32	Current and deferred income tax and social contribution
a.	Amounts recognized in profit or loss for the period

	12/31/2021	12/31/2020	12/31/2019

Current income tax and social contribution expenses	(52,441)	(13,166)	(5,859)

Deferred income tax and social contribution expenses
Provision for impairment losses on loans and advances	186,178	34,261	28,503
Provisions for legal and tax matters	929	890	629
Adjustment of financial assets to fair value	26,270	17,945	(12,388)
Other temporary differences	19,215	(34,720)	18,648
Hedge transactions	8,986	8,553	12,271
Tax Losses carried forward	36,779	23,946	(3,054)
Receivable from the sale of investments	(49,922)	—	(9,064)
Subtotal deferred income tax and social contribution expenses	228,435	50,875	35,545

Total tax expense(benefit)	175,993	37,709	29,686
Total deferred income tax and social contribution	228,434	50,875	35,545
Total income tax and social contribution expenses	(52,441)	(13,166)	(5,959)

b.	Reconciliation of effective tax rate

	12/31/2021		12/31/2020		12/31/2019
	Income Tax		Income Tax		Income Tax

Profit before tax		(231,061)		(7,023)		685
Tax average using	45%	103,977	45%	3,160	45%	(247)

Tax effect of
Interest on capital distribution		18,671		17,978		20,013
Non-taxabe income(non-deductible expenses) net		(27,744)		34,502		15,131
Tax incentives		188		—		—
Subsidiaries not subject to Real Profit taxation		81,957		(17,129)		(2,637)
Others		(1,055)		(803)		(2,548)
Total income tax benefit/ expense		175,993		37,709		29,685

Effective tax rate		(76)%		(537)%		4,334%

Total income tax benefit/ expense		175,993		37,709		29,685
Total deferred income tax and social contribution		228,434		50,875		11,206
Total income tax and social contribution expenses		(52,441)		(13,166)		(5,859)

c.	Changes in the balances of deferred taxes

	Balance on			Balance on
	12/31/2020	Constitution	Realization	12/31/2021
Composition of the deferred tax assets
Provision for impairment losses on loans and advances	109,620	227,915	(41,736)	295,799
Provisions for legal and tax matters	8,791	3,855	(2,926)	9,720
Adjustment of financial assets to fair value	—	450,377	(265,491)	184,886
Other temporary differences	1,893	62,617	(1,571)	62,939
Carryforward tax losses	58,794	160,115	(123,337)	95,574
Provision for loss of non-current assets held for sale	4,383	4,607	—	8,990
Expected loss on financial instruments - FVTPL	343	6,093	—	6,436
Hedge transactions	22,195	23,568	(14,582)	31,181
Total of the deferred tax assets	206,019	939,147	(449,643)	695,525

Composition of the deferred tax liabilities
Receivable from the sale of investments	(36,841)	—	15,021	(21,820)
Adjustment of finacial assets to fair value	(18,509)	—	18,509	—
Comission Deferral	(5,576)	—	1,707	(3,869)
Others (*)	—	(63,546)	—	(63,546)
Total of the deferred tax liabilities	(60,926)	(63,546)	35,237	(89,235)

Total deferred tax liability	145,093	875,601	(414,406)	606,290

	Balance on			Balance on
	12/31/2019	Constitution	Realization	12/31/2020
Composition of the deferred assets
Provision for impairment losses on loans and advances	72,721	62,580	(25,681)	109,620
Provisions for legal and tax matters	7,901	6,402	(5,512)	8,791
Adjustment of financial assets to fair value	2,308	—	(2,308)	—
Other temporary differences	523	1,522	(152)	1,893
Carryforward tax losses	23,108	183,865	(148,179)	58,794
Provision for loss of non-current assets held for sale	5,656	—	(1,274)	4,382
Expected loss on financial instruments - FVTPL	—	343	—	343
Hedge transactions	—	133,123	(110,928)	22,195
Total of the deffered tax assets	112,217	387,835	(294,034)	206,018

Composition of the deferred tax liabilities
Receivable from the sale of investments	—	(36,841)	—	(36,841)
Hedge transactions	(1,751)	—	1,751
Adjustment of financial assets to fair value	(12,389)	(22,132)	16,013	(18,508)
Comission Deferral	(7,384)	—	1,808	(5,576)
Total of the deffered tax liabilities	(21,524)	(58,973)	19,572	(60,926)

Total of the deffered tax liability	90,693	328,862	(274,462)	145,093

	Balance on			Balance on
	12/31/2018	Constitution	Realization	12/31/2019
Composition of the deferred assets
Provision for impairment losses on loans and advances	43,369	33,078	(3,726)	72,721
Provisions for legal and tax matters	7,272	4,827	(4,198)	7,901
Adjustment of financial assets to fair value	124	2,308	(124)	2,308
Other temporary differences	907	62	(446)	523
Carryforward tax losses	1,303	—	(1,303)	—
Provision for loss of non-current assets held for sale	341	23,311	(544)	23,108
Expected loss on financial instruments - FVTPL	3,938	1,718	—	5,656
Hedge transactions	—	—	—	—
Total of the deffered tax assets	57,254	65,304	(10,341)	112,217

Composition of the deferred tax liabilities
Receivable from the sale of investments	—	—	—	—
Hedge transactions	—	(1,751)	—	(1,751)
Adjustment of financial assets to fair value	—	(12,389)	—	(12,389)
Comission Deferral	(8,480)	—	1,096	(7,384)
Total of the deffered tax liabilities	(8,480)	(14,140)	1,096	(21,524)

Total of the deffered tax liability	48,774	51,164	(9,245)	90,693

The accounting records of these tax credits are based on the expectation of generating future taxable income and supported by technical studies and income projections.

33	Share-based payment

Over the years, stock option plans have been granted by Banco Inter to management personnel.

The Shares Stock Option Plan is an initiative of the Group’s Board of Directors, through which the Group’s managers, executives and employees were granted options for the acquisition of shares of Inter, with a view to encouraging performance and favoring the retention of managers, executives and employees of the Group, insofar as their participation in Inter’s share capital will allow them to benefit from the results to which they contributed and which are reflected in the valuation of the price of its shares, thus forming, with the shareholders, a common economic interest.

Plan 2 was launched in 2012, consisting of three tranches (Year 2012, 2013 and 2014) and will expire in 2021. The chosen employees will be entitled with the right to exercise the option to acquire 1,699,470 preferred shares, at a unit value of BRL 3.69.

For the 2013 and 2014 tranches of the Plan 2, if the employee does not exercise the option between the vesting date and the exercise deadline, and, his/her employment at Inter is terminated, he/she will lose the right. Once the options are exercised, the grantee may not sell, transfer or dispose of such shares, as well as those that may be acquired by virtue of bonuses, splits, subscription or any other form of acquisition, provided that such rights have arisen for the employee from shares granted under the Plan, for a minimum period of five years as from the date of receipt of the first offer of shares offered to him/her by Inter.

In 2016, a new Stock Option Plan (Plan 3) was launched, which entered into force in 2017 and will end in 2021, in which Inter may increase the Share Capital by up to a further 3,384,000 preferred shares, segregated into five vesting periods, subject to the rules of the regulation approved by the Board of Directors. The options exercisable will have a strike price of BRL 4.62 and may be exercised by the participant in up to three years as of the last lock-up period. If the employee does not exercise the option, and, his/her employment at Inter is terminated, he/she will lose the right.

On February 05, 2018, Inter’s Board of Directors approved “Plan 4” of the purchase option. On July 09, 2020, the second tranche of “Plan 4” was approved, with vesting period from January 2021 to January 2025. These options may be exercised within the period of 3 (three) years from the respective vesting periods. If not exercised within the established period, the right to the shares will automatically expire, with no right to indemnity.

The strike price of the options granted in the plans is equivalent to the book value per share at the end of the year prior to the grant.

The main characteristics of the Plans are described below (per share):

				Average Strike
Plan	Approval	Total number shares granted	Vesting	Price	Participants	Final Strike date
2	2/24/2012	30,590,460	Up to 5 years	BRL 0.21	Officers, managers and key employees	12/31/2021
3	9/30/2016	10,584,000	Up to 5 years	BRL 0.26	Officers, managers and key employees	12/31/2023
4 (tranche 1)	2/15/2018	32,714,784	Up to 5 years	BRL 0.21	Officers, managers and key employees	2/15/2025
4 (tranche 2)	7/09/2020	19,093,500	Up to 5 years	BRL 3.60	Officers, managers and key employees	12/31/2027

The changes in the options of each plan for the year ended on December 31 and supplementary information are shown below:

Transactions 12/31/2021 (Shares)
	Quantity of
Plan	Employees	Opening Balance		Granted		Expired/Cancelled		Exercised		Final Balance

3	3		7,128,000		648,000		—		3,715,200		4,060,800
4 (1)	31		19,652,310		—		2,131,200		2,772,720		14,748,390
4 (2)	59		14,978,700		4,114,800		135,000		1,166,400		17,792,100
Total			41,759,010		4,762,800		2,266,200		7,654,320		36,601,290

Weighted average price of the shares		R$	1.46	R$	4.06	R$	0.50	R$	0.91	R$	2.39

Transactions 12/31/2020 (Shares)
Plan	Qty employees	Opening balance		Granted		Expired/ Canceled		Exercised		Closing balance
2	1		431,046		—		—		431,046		—
3	16		8,839,800		—		91,800		1,620,000		7,128,000
4 (1)	33		22,667,274		2,880,000		837,522		5,057,442		19,652,310
4 (2)	59		—		14,978,700		—		—		14,978,700
Total			31,938,120		17,858,700		929,322		7,108,488		41,759,010

Weighted Average period of the Shares		R$	0.29	R$	3.06	R$	0.26	R$	0.26	R$	1.46

Transactions 12/31/2019 (Shares)
Plan	Qty employees	Opening balance		Granted		Expired/ Canceled		Exercised		Closing balance
2	12		4,325,184		—		278,640		3,615,498		431,046
3	18		9,736,200		—		136,800		759,600		8,839,800
4	25		129,542,464		900,000		388,800		7,386,390		22,667,274
Total			143,603,848		900,000		804,240		11,761,488		1,774,340

Weighted Average period of the Shares		R$	0.26	R$	0.27	R$	0.24	R$	0.26	R$	0.29

Other Information 12/31/2021
	Number of Shares	Number of Exercisable	Share plan expense in	Share plan expense to	Remaining Remuneration	Remaining
Plan	Exercised	Shares	exercise	be Recognized	Cost Period (in years)	Contractual Life (in years)
3	3,715,200	4,060,800	—	—	—	2.0
4 (1)	2,772,720	14,748,390	—	—	—	3.2
4 (2)	1,166,400	17,792,100	3,089	16,924	4.0	6.1

Other Information 12/31/2020
		Share plan
		expense in the
	Number of Exercisable	nine month	Share plan expense to be	Remaining Remuneration	Remaining Contractual
Plan	Shares	period	Recognized	Cost Period (in years)	Life (in years)
2	—	—	—	—	—
3	468,000	48	48	0.5	3.6
4	1,149,795	—	—	4	4.7

34	Transactions with related parties

Related party transactions were undertaken as follows:

	Parent Company (a)			Key management personnel (b)			Other related parties (c)			Total
	12/31/2021	12/31/2020	12/31/2019	12/31/2021	12/31/2020	12/31/2019	12/31/2021	12/31/2020	12/31/2019	12/31/2021	12/31/2020	12/31/2019
Assets
Loans and advances to costumers and Debentures	159,269	9	—	19,789	2,615	—	426,967	134,626	50,145	606,025	137,250	50,145
Securities	81,534	—	—	—	—	—	—	—	—	81,534	—	—

Liabilities
Demand deposits	(86,997)	(30)	(205)	(800)	(2,287)	(466)	(9,319)	(5,393)	(3,676)	(97,116)	(7,710)	(4,347)
Time deposits	(87,928)	(22,471)	(94,529)	(25,962)	(37,816)	(11,356)	(146,085)	(224,553)	(422,383)	(259,975)	(284,840)	(528,268)
Other liabilities	(32,339)	—	—	—	—	—	—	—	—	(32,339)	—	—

	Parent Company (a)			Key management personnel (b)			Other related parties (c)			Total
	12/31/2021	12/31/2020	12/31/2019	12/31/2021	12/31/2020	12/31/2019	12/31/2021	12/31/2020	12/31/2019	12/31/2021	12/31/2020	12/31/2019
Income of loans and advances to costumers	(7,163)	—	—	—	—	—	—	—	—	(7,163)	—	—
Interest expenses	(813)	(2,503)	(3,564)	(215)	(2,181)	(797)	(514)	(15,954)	(10,595)	(1,542)	(20,638)	(14,956)
Other administrative revenues (expenses)	—	—	—	—	—	—	(737)	(1,085)	—	(737)	(1,085)	—
Other operating expenses	(180,352)	—	—	—	—	—	—	—	—	(180,352)	—	—
(a)	any individual or legal entity that controls the Company.
(b)	any officer, director, member of the fiscal council of Inter Platform.
(c)	any immediate family members of key management personnel or companies controlled by them.

On December 31, 2021, Inter had a balance of loans advances to customers and debentures in the amount of R$606,025 (2020: R$ 137,250; 2019: R$50,145) which includes amounts in the modalities of “risk-payee”, “real estate financing”, “credit card”, “post-domicile” and “debentures”. MRV Engenharia e Participações S.A., or MRV, a Brazilian developer, construction and real estate managing company listed on B3, is an indirect subsidiary of Inter Platform, and its controller is a partner of Inter. As of December 31, 2021, Inter had a balance of credit operations with MRV in the amount of R$243,648 (2020: R$ 76,989) , operations that qualify in the modality of “risk-payee”, where the suppliers of MRV make credit advances with Inter, the rate used for such operations is from 0.8% to 1.95% p.m. and the average term is 30 of days. The other relevant operations are represented by prepayment of receivables of credit card, with Stone Pagamentos S.A., which holds 4.99% of Inter’s share capital and participation with voting rights in the Meeting. LOG Commercial Properties e Participações. Inter has also investment in Debentures issued by Log Commercial Properties e Participations S.A., a Brazilian developer, construction and real estate managing company listed on B3, in the amount of R$50,000, with maturity in 2024. Such investment is subject to an income at the rate of 116.50% of DI. Inter has investments in investment fund shares with LOGCP Inter Fundo de Investimento Imobiliário. On December 31, 2021, the fair value of this investment was R$55,433.

We currently hold real estate receivable certificates (certificados de recevíveis imobiliários or CRIs) due in 2028 issued by Log. As of December 31, 2021, the CRIs were valued at R$93.1 million.

We currently hold CRIs due in 2029 issued by MRV. As of December 31, 2021, the CRIs were valued at R$65.1 million.

On April 1, 2022, we acquired credits valued at R$104.0 million from Urba Desenvolvimento Urbano S.A., Urba 4 Loteamentos Ltda. and Urba 5 Loteamentos Ltda., all of which are controlled by our controlling shareholder.

Inter carried out a post working capital transactions with one of its subsidiaries, Inter Distribuidora de Títulos e Valores Mobiliários Ltda. (IDTVM), with a rate lower than the other operations carried out by the Company with its customers. The average rate applied on the “post-domicile” (‘pós domicílio’) working capital transactions is approximately of 0.5% per month plus the monthly CDI. The loan made between IDTVM and Banco Inter S.A. was agreed at a rate of 110% and 120% of monthly CDI, since these are short-term operations, the first maturing was on December 22, 2021 and the second on June 20, 2022, each payable in a single installment.

The fund raising via demand deposits (2021: R$ 97,116 2020: R$7,710 and 2019: R$4,347) and time deposits (2021: R$ 259,975; 2020: R$ 284,840 and 2019: R$528.268) with related parties correspond to post-fixed CDBs and LCIs, and are made under conditions and rates compatible with the average used for third-parties, when applicable, in force on the operations date, with an average term of 16 to 20 months and average rates of 99% to 102% of CDI.

Other liabilities refer to refunds between groups.

Additionally, except for the aforementioned operation with IDTVM, the others are operations were made under conditions and rates compatible with the average used for third parties, when applicable, in force on the operations date.

Remuneration of key management personnel

The remuneration of the key management personnel of the Group is presented in note 30 in the caption ‘remuneration of the executive board and the board of directors’. The Group has a stock option plan for preferred shares for its key management personnel. Further information on the plan is detailed in explanatory note 33.

The remuneration of the Group’s Managers for the period ended December 31, 2021 is presented in Note 30 in the line of fees for the executive board and the board of directors ad referendum to the Annual Shareholders’ Meeting.

35	Other information
a.	In the year ended on December 31, 2021, the events and the conditions generated by the dissemination of the new Coronavirus (COVID-19) and by the measures implemented to contain and/or retard the virus propagation resulted in new and increased levels of uncertainties and risks for the Group. Due to COVID-19, a series of decisions were taken to keep the quality of the provided services and to assure the safety of the institution clients, employees and suppliers.
b.	Weak macroeconomic fundamentals, such as unemployment, inflation and growth, coupled with the market slowdown caused by the COVID-19 pandemic, had a negative impact on our business, mainly in the form of:
●	liquidity restrictions and reduced access to financing;
●	reduction in the volumes transacted on debit and/or credit cards;
●	an increase in the risks associated with the corporate debt market, including those resulting from increased default, renegotiations of existing debt contracts and possible claims of force majeure;
●	reductions in Assets under Management, or AuM, and Assets under Administration, or AuA, as a result of lower customer appetite for risk;
●	restrictions on certain business activities that may impact us as well as our employees, suppliers, customers, counterparties and other business partners, thus affecting our operations and our customers’ ability to conduct business and fulfill their obligations to us; and
●	an increase in our investments and expenses in cyber security and information security and in measures to reduce operating risks such as expanding the remote work infrastructure or home office.
36	Subsequent events
a)	Acquisition of the Usend

After approval by the Central Bank of the acquisition of 100% (one hundred percent) of the Usend capital stock and approval by the American regulatory authorities, Inter informs its shareholders and the market in general that the conditions precedent for the closing of the operation were met on January 25, 2022, and Inter’s acquisition of USEND was completed.

USEND is an American company with 16 years of experience in the foreign exchange and financial services, offering, among other products, a digital Global Account solution for carrying out money transfers between countries. It has licenses to act as a Money Transmitter in more than 40 US states, and can offer US residents services such as digital wallet, debit card, bill payment, among others. Its base of more than 150,000 customers also has access to purchase gift cards and recharge cell phones

With the acquisition of USEND, Inter plans to start its financial activities in the United States, expanding its offer of financial and non-financial products for both American residents and its Brazilian clients, integrating USEND’s solutions to Inter’s platform. The main executives, including the founder and CEO, will continue to lead the American operation and integration, as well as the expansion into adjacent markets such as credit and securities brokerage, which are in Inter’s plans for the American territory.

b)	Change in corporate name

On April 8, 2022, the corporate name of “Inter Platform Inc” was changed to “Inter & Co, Inc”, through an official registry of companies in the Cayman Islands.

c)	New long term agreement with MasterCard

On March 31, 2022, we closed a new long-term incentives strategic agreement with MasterCard, the agreement aims to increase the issuance of credit, debit and prepaid cards and also increase the number of transactions and volume of payments flow for the next 10 years.

d)	Operational agreement between Banco Inter and Banco Mercantil do Brasil S.A.

On April 11, 2022, we entered into an operational agreement between Banco Inter and Banco Mercantil do Brasil S.A. with the purpose of jointly carrying out credit assignment operations, with Inter as the acquirer and Mercantil as the seller, exploring the complementarities of the institutions.

PROSPECTUS

, 2022

PART II — INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against civil fraud or the consequences of committing a crime.

Inter & Co’s Articles of Association provide that each director or officer of the registrant shall be indemnified out of the assets of the registrant against all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities, judgments, fines, settlements and other amounts (including reasonable attorneys’ fees and expenses and amounts paid in settlement and costs of investigation (collectively “Losses”)

incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of such person’s duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any Losses incurred by such director or officer in defending or investigating (whether successfully or otherwise) any civil, criminal, investigative and administrative proceedings concerning or in any way related to Inter & Co or its affairs in any court whether in the Cayman Islands or elsewhere.

Also, the registrant expects to maintain director’s and officer’s liability insurance covering its directors and officers with respect to general civil liability, including liabilities under the Securities Act, which he or she may incur in his or her capacity as such.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit No.	Exhibit
2.1	English translation of the form of the Amended Merger of Shares Protocol
3.1*	Amended and Restated Memorandum and Articles of Association
4.1*	English Translation of the BDR Deposit Agreement
5.1*	Opinion of Maples and Calder, Cayman Islands counsel of Inter & Co, as to the validity of the Class A Common Shares
5.2*	Opinion of Machado, Meyer, Sendacz e Opice Advogados, Brazilian counsel of Inter & Co, as to the validity of the BDRs being registered
10.1*	Form of Indemnification Agreement
10.2*	English Translation of Shareholders’ Agreement of Banco Inter S.A. entered into with Stone
10.3*	Amended & Restated SoftBank Roll-Up Agreement
10.4*	Form of Shareholders’ Agreement of Inter & Co, Inc. to be entered into pursuant to the SoftBank Roll-Up Agreement
21.1*	List of subsidiaries
23.1	Consent of KPMG Auditores Independentes Ltda. with respect to the consolidated financial statements
23.2*	Consent of Maples and Calder (included in Exhibit 5.1)
23.3*	Consent of Machado, Meyer, Sendacz e Opice Advogados (included in Exhibit 5.2)
24.1*	Power of Attorney (included in the signature pages of this prospectus)
99.1*	Consent of Leonardo Guimarães Corrêa
99.2*	Consent of Cristiano Henrique Vieira Gomes
99.3*	Consent of Luiz Antônio Nogueira de França
99.4*	Consent of André Guilherme Cazzaniga Maciel
99.5*	Consent of Carlos Henrique Carneiro de Medeiros
99.6*	Consent of Thiago dos Santos Piau
99.7*	Consent of José Felipe Diniz
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
107*	Exhibit Filing Fees
*	Previously filed
(b)	Financial Statement Schedules

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the consolidated financial statements and related notes thereto of Inter & Co and Banco Inter.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(1)	To include any prospectus required by Section 10(a)(3) of the Securities Act;
(2)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than

20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)

That, for the purpose of determining any liability under the Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(d)

To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Actor Item 8.A. of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act of that are incorporated by reference in this registration statement;

(e)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(f)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(g)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of the registration (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(3)

the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(h)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(i)

That every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(j)

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in this paragraph includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(k)

To supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(l)

That insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES OF INTER & CO, INC.

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statements to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Belo Horizonte, Brazil, on May 2, 2022.

INTER & CO, INC.

By:	/s/ João Vitor N. Menin T. de Souza
Name: João Vitor N. Menin T. de Souza
Title: Chief Executive Officer

By:	/s/ Helena Lopes Caldeira
Name: Helena Lopes Caldeira
Title: Chief Financial and Investors Relation Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated in respect of Inter & Co, Inc. on May 2, 2022.

Name		Title	Date

By:	/s/ João Vitor N. Menin T. de Souza	Chief Executive Officer	May 2, 2022
João Vitor N. Menin T. de Souza

By:	/s/ Helena Lopes Caldeira	Chief Financial Officer and Investors Relation Officer	May 2, 2022
Helena Lopes Caldeira

By:	*	Director	May 2, 2022
Rubens Menin Teixeira de Souza

By:	*	Director	May 2, 2022
Maria Fernanda Nazareth Menin Teixeira de Souza Maia

	Cogency Global, Inc. Authorized Representative in the United States	Sr. Vice President	May 2, 2022

By:	/s/ Colleen A. De Vries
Colleen A. De Vries

* By attorney-in-fact:

By:	s/ Helena Lopes Caldeira
Name: Helena Lopes Caldeira